Form 20-F
period 2017-12-31
ReTo Eco-Solutions, Inc.
filed 2018-04-25
CIK 1687277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _________ to __________

Commission file number 001-38307

RETO ECO-SOLUTIONS, INC.

(Exact Name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive offices)

Hengfang Li

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(+86) 10-64827328

Email: ir@retoeco.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares, $0.001 par value per share	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d): None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,760,000 outstanding common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refers to ReTo Eco-Solutions, Inc. and its wholly-owned subsidiaries;

●	ReTo Eco-Solutions, Inc., a British Virgin Islands holding company (“ReTo Eco-Solutions”);

●	REIT Holdings (China) Limited, a Hong Kong limited company (“REIT Holdings”), and a wholly owned subsidiary of ReTo Eco-Solutions;

●	Beijing REIT Technology Development Co., Ltd., a China limited company (“Beijing REIT”) and a wholly owned subsidiary of REIT Holdings;

●	Xinyi REIT Ecological Technology Co., Ltd (“REIT Ecological”) and a wholly owned subsidiary of REIT Holdings;

●	Gu’an REIT Machinery Manufacturing Co., Ltd., a China limited company (“Gu’an REIT”) and a wholly owned subsidiary of Beijing REIT;

●	Beijing REIT Ecological Engineering and Technology Co., Ltd., a China limited company (“REIT Technology”) and a wholly owned subsidiary of Beijing REIT;

●	Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd., a China limited company (“Ruirong”) and a wholly owned subsidiary of Beijing REIT;

●	Nanjing Dingxuan Environment Protection Technology Development Co., Ltd., a China limited company (“Dingxuan”) and a wholly owned subsidiary of Beijing REIT;

●	REIT Technology Development (America), Inc., a California corporation (“REIT US”) and a wholly owned subsidiary of Beijing REIT;

●	REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd., a China limited company (“REIT Changjiang”) and 84.32% owned by Beijing REIT and 15.68% owned by REIT Holdings;

●	Hainan REIT Construction Project Co., Ltd., a China limited company (“REIT Construction”) and a wholly owned subsidiary of REIT Changjiang;

●	Horgos Ta-REIT Environment Technology Co., Ltd., a China limited company (“Horgos Ta-REIT”) and a wholly owned subsidiary of REIT Technology;

●	REIT Xinyi New Material Co., Ltd, a China limited company (“REIT Xinyi”) and a 70% owned subsidiary of Beijing REIT;

●	REIT Q GREEN Machines Private Limited, an India limited company (“REIT India”) and a 51% owned subsidiary of Beijing REIT.

●	China Operating Companies or China Operating Company refer to, collectively or individually, as the case may be, to Beijing REIT, REIT Ecological, Gu’an REIT, REIT Technology, Ruirong, Dingxuan, REIT Changjiang, REIT Construction, Horgos Ta-REIT and REIT Xinyi.

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Hengfang Li”, even though, in Chinese, his name would be presented as “Li Hengfang”.

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this annual report or to conform these statements to actual results or revised expectations.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A.	Selected Financial Data.

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheets data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	For the Years ended December 31,
	2017	2016	2015

Revenues	$35,551,016	$32,424,269	$17,384,373
Cost of goods sold	17,588,738	18,272,017	9,265,313
Gross Profit	17,962,278	14,152,252	8,119,060
Selling expenses	1,797,926	1,580,825	1,462,144
General and administrative expenses	5,308,079	3,878,709	2,607,846
Research and development expenses	603,445	503,688	458,246
Income from Operations	10,252,828	8,189,030	3,590,824
Interest expense	(1,012,960)	(1,450,389)	(1,032,329)
Other income (expense)	166,997	(283,205)	92,880
Income Before Income Taxes	9,406,865	6,455,436	2,651,375
Provision for Income Taxes	2,760,080	1,952,356	295,760
Net Income	6,646,785	4,503,080	2,355,615
Less: net income attributable to noncontrolling interest	668,396	399,559	41,270
Net income attributable to ReTo Eco-Solutions, Inc.	$5,978,389	$4,103,521	$2,314,345
Foreign currency translation income (loss)	2,109,103	(1,699,975)	(905,144)
Comprehensive Income	8,755,888	2,803,105	1,450,471
Less: comprehensive income (loss) attributable to noncontrolling interest	1,265,817	(26,394)	(65,195)
Comprehensive income attributable to ReTo Eco-Solutions, Inc.	$7,490,071	$2,829,499	$1,515,666

Balance sheet data:

	As December 31
	2017	2016	2015
Current assets	$33,600,464	$21,144,455	$15,524,554
Total assets	$81,131,829	$62,660,999	$50,247,767
Current liabilities	$26,552,039	$28,108,731	$22,287,661
Total liabilities	$29,503,079	$34,358,331	$31,158,061
Total shareholders’ equity	$51,628,750	$28,302,668	$19,089,706
Shares outstanding	22,760,000	18,640,000	17,840,000

Exchange Rate Information

Our business is conducted in China, and the financial records of the China Operating Companies are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. The consolidated balance sheet amounts, with the exception of equity at December 31, 2017 and 2017 were translated at RMB 6.5062 and RMB 6.9448 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2017, 2016 and 2015 were RMB 6.7568, RMB 6.6441 and RMB 6.2288 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Forex Exchange Rate

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	(RMB per U.S. Dollar)
	Period End	Average (1)
2010	6.5916	6.7690

2011	6.3540	6.4633

2012	6.3090	6.3115

2013	6.1090	6.1938

2014	6.1484	6.1458

2015	6.4917	6.2288

2016	6.9448	6.6441

	(RMB per U.S. Dollar)
	Period High	Period Low
January 2017	6.9535	6.8466

February 2017	6.8842	6.8541

March 2017	6.9155	6.8681

April 2017	6.9094	6.8457

May 2017	6.9063	6.8283

June 2017	6.8382	6.7774

July 2017	6.8054	6.7252

August 2017	6.7320	6.5918

September 2017	6.6628	6.4686

October 2017	6.6544	6.5786

November 2017	6.6403	6.5740

December 2017	6.5063	6.6199

January 2018	6.5186	6.2976

February 2018	6.3524	6.2660

March 2018	6.3497	6.2742

April 2018 (through April 25, 2018)	6.2750	6.3072

(1)	Annual averages were calculated by using the average of the midpoint exchange rate of each day during the relevant year.

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for Offer and use of Proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk Factors.

Risks Related to Our Business

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, in both 2017 and 2016, our compensation and benefit costs for our employees were approximately $0.29 million per year. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our customers generally operate in the construction industry. Therefore, we are subject to general changes in economic conditions impacting this industry segment of the economy. If the construction industry does not grow or if there is a contraction in this industry, demand for our business would decrease. Demand for our business is typically affected by a number of overarching economic factors, including interest rates, environmental laws and regulations, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall economy. If there is a decline in economic activity in China or the other markets in which we operate, or there is a protracted slowdown in industries upon which we rely for our sales, demand for our projects and products and our revenue would likewise decrease, which could have a materially adverse effect on our business.

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Our construction material products, manufacturing equipment and projects depend heavily on the ready availability of various raw materials. The availability of raw materials may decline, and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products, equipment or complete projects. The inability to produce certain products or projects for customers could result in a decrease in profit and damage to our corporate reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all.

We rely on a limited number of vendors, and the loss of any significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the years ended December 31, 2017, 2016 and 2015, the Company purchased approximately 31%, 41% and 39% of its raw materials from one major supplier, respectively. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We face substantial inventory risk, which if such risk is not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

As of December 31, 2017, our inventory was $1.6 million. Inventory turnover for the fiscal 2017 was 30 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products, which could have a material adverse effect on our business.

In order to optimize our product manufacturing, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further increase supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests may pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products. If we are unsuccessful in maintaining efficient operation of our supply chain, our business, financial condition and results of operation may be materially and adversely affected.

We do not maintain a reserve for warranty or defective products and installation claims. Our costs could increase if we experience a significant number of claims, which could have a material adverse effect on our business.

We generally obtain customers’ acceptance when we deliver products, equipment or projects. In practice, we allow our customers to reserve approximately 5-20% of the agreed purchase or installation price as a security retention for a period of one or two years after we deliver or implement a solution. We consider this one or two years term to be a warranty period for our products or projects sold. Historically, we have not experienced significant customer complaints concerning our products or projects, and none of our customers have claimed damages for any loss incurred due to quality problems. In addition to our one to two years reserve, China’s Product Quality Law generally allows customers two years to seek compensation for damages caused by product quality deficiencies in cases in which a product lacks an expiration period.

We expect our customer support teams and our quality assurance and manufacturing monitoring procedures to continue to keep claims at a level that does not support a need for a financial reserve. However, if we experience significant increases in claims or customers’ failure to pay the final 5-20% of a purchase/installation price as a result of quality concerns, our financial results could be adversely affected.

We face certain risks in collecting our accounts receivable, the failure to collect could have a material adverse effect on our business.

With the recent expansion of our business, our accounts receivable has increased significantly. At the end of December 31, 2017 and 2016, our accounts receivable were 18,503,286 and $15,207,029, respectively. These amounts represented 57% of our total revenues in 2017 and 47% of our total revenues in 2016. For the year ended December 31, 2017 accounts receivable turnover was 186 days, an increase of 49 days from 137 days for the same period in 2016.

Although we believe that we have developed a robust receivables management system and have not incurred a situation where an account receivable has become uncollectable, as our business continues to scale, we believe that our accounts receivable balance will continue to grow. This, in turn, increases our risks for bad debts and uncollectible receivables. To the extent we incur additional bad debts and/or uncollectible receivables, our business, financial condition and results of operation may be materially and adversely affected.

Our return on investment in client projects may be different from our projections.

Our return on investment in client projects will take some time to materialize. At the initial stages of project investment and construction, the depreciation of newly added materials and fixed assets will negatively affect our operating results. In addition, the projects may be subject to changes in market conditions during the installation and implementation phases. Changes in industry policy, the progress of the projects, project management, raw materials supply, market conditions and other variables may affect the profitability and the time in which we profit on projects, which may be different from our initial forecast, thus affecting the actual return on investment of the projects.

The sale of our eco-friendly construction materials are subject to geographic market risks, which could adversely affect our revenues and profitability.

Currently, all of our eco-friendly construction materials are sold in China. Accordingly, we are subject to risks related to the economy of this geographic market. In addition to economic conditions, the geographic concentration suggests that regional specific legislation, taxes and disasters such as earthquakes could disproportionately affect us and our financial performance. A downturn in the demand for eco-friendly construction materials or economic conditions in Hainan Province could result in a material decline in our business, financial condition and results of operation.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan and address competitive challenges, which could have a material adverse effect on our business.

Our total revenues increased from $32.4 million in 2016 to $35.6 million in 2017. This growth has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of domestic and international markets. To manage this growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force.

As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences. We will be required to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we may be unable to satisfy a growth in demand for our products and projects, which will impair our revenue growth and hurt our overall financial performance.

We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

We intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of domestic and international markets. However, many obstacles to this expansion exist, including increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, unexpected costs and costs associated with marketing efforts. As such, we cannot assure you that we will be able to successfully overcome these potential challenges and establish our business in additional markets. Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, and results of operations or cash flows.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We own fifty-one patents (seven of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), and seven software copyrights in China covering our construction material products and manufacturing equipment, and we rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

The process of seeking patent protection on future patents can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Implementation of Chinese intellectual property-related laws has historically been lacking, primarily because of ambiguities in Chinese laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. We face a high risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights because we sell our products and manufacturing equipment internationally and litigation is becoming more common in China. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be costly, time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our branded products; or

●	be restricted by injunctions.

Each of these events could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information and trade secrets.

In addition to patents, we rely on confidentiality agreements to protect our technical know-how and other proprietary information. In addition, our officers and each of our main technical and management employees have signed a confidentiality agreement. Nevertheless, there can be no guarantee that an employee or a third party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures.

The use of unqualified individual subcontractors may result in substantial liability.

We, REIT Construction and REIT Technology sometimes subcontract portions of our projects to third parties. According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of China, individual contractors are not in a position to obtain any qualification of labor subcontracting. Accordingly, contracts subcontracted out by REIT Construction and REIT Technology to individual contractors may be declared void and unenforceable by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. It is possible that we may subcontract projects to individuals or parties without required qualifications. If the construction completed by unqualified individual subcontractors does not meet required quality standards and an accident occurs, we may jointly bear the consequences pursuant to the Article 67 of the Construction Law. Also, according to Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the consequences could be indemnifying the damages and paying a penalty ranging from 500,000 RMB (approximately $72,000) up to 1.0 million RMB. (approximately $144,000).

If we experience a significant disruption in, or a breach in security of, our information technology systems or if we fail to implement, manage or integrate new systems, software and technologies successfully, it could harm our business.

Our information technology (“IT”) systems are an integral part of our business. We depend on our IT systems to process transactions, manage logistics, keep financial records, prepare our financial reporting and operate other critical functions. Security breaches, cyber-attacks or other serious disruptions of our IT systems can create systemic disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent or adequately respond to such breaches, attacks or other disruptions, our operations could be adversely affected or we may suffer financial or reputational damage.

In addition, our ability to effectively implement our business plan in a rapidly evolving market requires effective planning, reporting and analytical processes and systems. We are improving and expect that we will need to continue to improve and further integrate our IT systems, reporting systems and operating procedures on an ongoing basis. If we fail to do so effectively, it could adversely affect our ability to achieve our objectives.

Product defects and unanticipated use or inadequate disclosure with respect to our products could adversely affect our business, reputation and financial performance.

Manufacturing or design defects (including in products or components that we source from third parties), unanticipated use of, or inadequate disclosure of risks relating to, the use of products or equipment that we make and sell may lead to personal injury, death or property damage. These events could lead to recalls or alerts relating to our products, result in the removal of a product or equipment from the market or result in product liability claims being brought against us. Product and equipment recalls, removals and liability claims can lead to significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and equipment.

Outstanding bank loans may reduce our available funds.

We had approximately $14.95 million in bank loans and bank notes payable outstanding as of December 31, 2017. The loans are held at multiple banks, and all of the debt is guaranteed by third-party guaranty companies and certain company officers. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Our future growth depends on new products, equipment and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Our future growth depends in part on maintaining our competitive advantage with current products and equipment in new and existing markets, as well as our ability to develop new products, equipment and technologies to serve such markets. To the extent that competitors develop competitive products, equipment and technologies, or new products, equipment or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products, equipment or technologies may be required, and these approvals may not be obtained in a timely or cost effective manner, which could adversely impact our business prospects.

Changes in demand for our products, equipment and business relationships with key customers and suppliers may negatively affect operating results.

To achieve our objectives, we must develop and sell products and equipment that are subject to the demands of our customers. This is dependent on many factors, including managing and maintaining relationships with key customers, responding to the rapid pace of technological change and obsolescence, which may require increased investment by us or result in greater pressure to commercialize developments rapidly or at prices that may not fully recover the associated investment, and the effect on demand resulting from customers’ research and development, capital expenditure plans and capacity utilization. If we are unable to keep up with our customers’ demands, our sales, earnings and operating results may be negatively affected.

We may be unable to deliver our backlog on time, which could affect future sales and profitability and our relationships with customers.

Our ability to meet customer delivery schedules for backlog is dependent on a number of factors including sufficient manufacturing plant capacity, adequate supply channel access to raw materials and other inventory required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects and appropriate planning and scheduling of manufacturing resources. Many of the contracts we enter into with our customers require long manufacturing lead times. Failure to deliver in accordance with customer expectations could subject us to contract cancellations and financial penalties, and may result in damage to existing customer relationships and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our backlog will result in revenue on a timely basis or at all, or that any cancelled contracts will be replaced.

Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs, and which may exceed the coverage of our insurance.

There are inherent risks to our operations. Our workers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials and finished products. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. Although we conduct training programs designed to reduce these risks, we cannot eliminate these risks. We rely on state mandated social insurance for work-related injuries of our employees. However, any claim that exceeds the scope of our insurance coverage, if successful and of sufficient magnitude, could result in the incurrence of substantial costs and the diversion of resources, which could have a material adverse effect on us. In addition, we do not have any business liability, disruption, litigation or property insurance coverage for our operations. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may also materially and adversely affect our ability to operate.

We may incur material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications.

Our operations involve providing products that must meet building code or other regulatory requirements and contractual specifications for durability, stress-level capacity, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, we may face economic penalties, including price adjustments, rejection of deliveries and/or termination of contracts, and our reputation could be damaged. If a significant product-related claim or claims are made and resolved against us in the future, such resolution may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our construction materials manufacturing operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Our failure to have complied with the applicable laws may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense. In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Hengfang Li, our founder, Chairman and Chief Executive Officer. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationship with our employees, our other major shareholders, the regulatory authorities, and many of our clients. If he became unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement, we may not be able to replace him easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our Company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his or her employment with us, we cannot assure that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In addition, we compete for qualified personnel with other industry competitors, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the construction materials industry, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the construction materials industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Our senior management lacks experience in managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands and failure to comply with such laws could have a material adverse effect on our business.

Prior to the completion of our initial public offering, the China Operating Companies operated as private companies located in China and REIT US operated as a private company located in the United States. In connection with our initial public offering, we formed ReTo Eco-Solutions in the British Virgin Islands and REIT Holdings in Hong Kong. ReTo Eco-Solutions is structured as the parent company of REIT Holdings, which is the parent company of Beijing REIT and REIT Ecological. Beijing REIT operates as the parent company to the other China Operating Companies, REIT US and owns 51% of REIT India, a joint venture in India. In the process of taking these steps to prepare our company for our initial public offering, Beijing REIT’s senior management became the senior management of ReTo Eco-Solutions. None of ReTo Eco-Solutions senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of our initial public offering, our company became subject to laws, regulations and obligations that did not currently apply to it, and our senior management currently has no experience in complying with such laws, regulations and obligations. For example, ReTo Eco-Solutions will need to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. The senior management is only experienced in operating the business of Beijing REIT in compliance with Chinese laws. Similarly, by virtue of our initial public offering, ReTo Eco-Solutions is required to file annual and current reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on ReTo. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our business.

We have limited business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurances. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may put us in situations that would restrict our freedom to operate our business, such as situations that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guaranty that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and consumer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

Our bank accounts in China are not insured or protected against loss.

The China Operating Companies maintain cash accounts with various banks located in China. Such cash accounts are not insured or otherwise protected. Should any bank holding such cash deposits become insolvent, or if the China Operating Companies are otherwise unable to withdraw funds, those entities would lose the cash on deposit with that particular bank.

Changes in China’s environmental laws and policies may affect our financial condition.

Our eco-friendly construction materials and projects are primarily used in the construction industry. Our business is in line with China’s current focus on environmental protection policies, specifically the 13th Five Year Plan (2016-2020). However, should China alter its environmental policies towards less regulation, we believe demand for our eco-friendly construction materials and equipment will decrease, adversely impacting our results of operations, cash flows and financial position.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. Although we have achieved net profitability in 2017 and 2016, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities.  Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Beijing REIT and REIT Ecological for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT and REIT Ecological. See “Dividend Policy.”

Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Beijing REIT and REIT Ecological are also required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2017, and December 31, 2016, the accumulated appropriations to statutory reserves amounted to $1,918,977 and $1,033,524, respectively.

Our business may be materially and adversely affected if any of our China Operating Companies declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our China Operating Companies hold certain assets that are important to our business operations. If any of our China Operating Companies undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

We may rely on dividends paid by China Operating Companies to satisfy our cash needs.

We may rely on dividends and other distributions on equity paid by our China Operating Companies for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. Two loans governing part of the current debts incurred by Beijing REIT and REIT Changjiang have restrictions on their abilities to pay dividends, and any future financing arrangements may impose such restrictions as well. Further, the payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT and REIT Ecological. See “Dividend Policy.”

Beijing REIT and REIT Ecological are required to allocate a portion of its after-tax profits, to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to Company Law of P.R. China (2013 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (2014 Revision), Beijing REIT and REIT Ecological are required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in accordance with its Articles of Association, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of both Beijing REIT and REIT Ecological’s registered capital, no further allocation to the statutory reserve fund account is required. According to the Articles of Association of Beijing REIT and REIT Ecological, their board of directors determines the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of Beijing REIT and REIT Ecological. These reserves represent appropriations of retained earnings determined according to Chinese law.

As of the date of this annual report, the amounts of staff welfare and bonus funds have not yet been determined, and we have not committed to establishing such amounts at this time. Under current Chinese laws, Beijing REIT and REIT Ecological are required to set aside staff welfare and bonus funds amounts, but has not yet done so. Beijing REIT and REIT Ecological have not done so because Chinese authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the company’s organizational documents and both Beijing REIT and REIT Ecological’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by Chinese authorities to make such determinations or set aside such amounts, Chinese authorities may require Beijing REIT and REIT Ecological to rectify its noncompliance and we may be fined if we fail to do so after receiving a warning within its set time period.

Additionally, Chinese law provides that a foreign-invested company must allocate a portion of after-tax profits to the statutory reserve fund and the staff welfare and bonus funds reserve prior to the retention of profits or the distribution of profits to its foreign shareholders. Therefore, if for any reason, the dividends from Beijing REIT and REIT Ecological cannot be repatriated to us or not in time, our cash flow may be adversely impacted or we may become insolvent.

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our common shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was subsequently revised on June 22, 2009 (the New “M&A Rule”). The New M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for overseas listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify documents and materials required to be submitted to the CSRC by a SPV seeking CSRC’s approval for overseas listings.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, Beijing DeHeng Law Offices, has given us the following advice, based on their understanding of current Chinese laws and regulations:

●	At the time of our equity interest acquisition, as the acquiree, Beijing REIT was not related to or connected with the acquirer, REIT Holdings. Accordingly, we did not need the approval from MOFCOM. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or the SPV-domestic company share swap, due to the fact there has not been any SPV-domestic company share swap in our corporate history, ReTo Eco-Solutions does not constitute a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule; and

●	In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the New M&A Rule.

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. We did not obtain CSRC approval prior to our initial public offering. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment (Amended in 2017), or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 and became effective on July 28, 2017. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

Risks Related to Doing Business in China

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008, EIT Law was subsequently amended by the Standing Committee of the National People's Congress and became effective on February 24, 2017. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China and income generated overseas but are substantially related to the entities established in China by the non-resident enterprises. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises with the Actual Standards of Organizational Management, or Circular 82, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “resident enterprise” with its “de facto management body” located within China if  (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in China; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors or senior management with voting rights frequently reside in China. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

Given that ReTo Eco-Solutions does not have a PRC individual or a PRC enterprise or group, but a Hong Kong enterprise as its primary controlling shareholder, we believe Circular 82 will not apply to us. However, Circular 82 did mention that the facts-oriented recognition is more important than format in the case of recognizing “de facto management”. Although we have never been determined by any competent tax authorities to be a “resident enterprise”, and we have not seen any corporations with similar structures to ours to be determined as a “resident enterprise”, whether or not we will be recognized as a “resident enterprise” is subject to the PRC tax authorities’ discretion and their interpretation of the term “de facto management body”.

As for our Hong Kong business, we do not believe that we meet some of the conditions outlined. As trading companies, the key assets and records of REIT Holdings including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. Accordingly, we believe that REIT holdings should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with our initial public offering, we became subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to the Anti-Unfair Competition Law of the PRC and the relevant anti-bribery provisions of the Criminal Law of the PRC, or together, the “PRC Anti-Bribery Laws.” The current PRC Anti-Bribery Laws prohibit the payment of bribes to government officials, private companies or individuals in a commercial transaction or their agents. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities to be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and the PRC Anti-Bribery Laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or PRC Anti-Bribery Laws may result in severe criminal or administrative sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our shares could be rendered worthless.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2017 and 2016, we had an income of 2,109,103 and a negative adjustment of $1,699,975, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Since the majority of our operations and assets are located in China, shareholders may find it difficult to enforce a U.S. judgment against the assets of our Company, our directors and executive officers.

Other than REIT US and REIT India, our operations and assets are located in China. In addition, our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

Fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by the China Operating Companies are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

In the event we pay dividends in the future, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or

●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We cannot assure that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation-Passive Foreign Investment Company.”

Introduction of new laws or changes to existing laws by the Chinese government may adversely affect our business.

The Chinese legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as precedent) do not form part of the legal structure of China and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the Chinese government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in China is still evolving, laws and regulations or their interpretation may be subject to further changes. Such uncertainty and prospective changes to the Chinese legal system could adversely affect our results of operations and financial condition.

We may be subject to foreign exchange controls in China, which could limit our use of funds raised in our initial public offering, which could have a material adverse effect on our business.

Beijing REIT and REIT Ecological are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Registration of Establishment as FIEs”. Beijing REIT and REIT Ecological are FIE, with such registration, Beijing REIT and REIT Ecological are allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if Beijing REIT and REIT Ecological borrow foreign currency through loans from ReTo Eco-Solutions or other foreign lenders, these loans must be registered with SAFE. If Beijing REIT and REIT Ecological are financed by means of additional capital contributions, certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and MOFCOM, must approve these capital contributions. These restrictions could limit our use of funds raised in our initial public offering, which could have an adverse effect on our business.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from Beijing REIT and REIT Ecological. Shortages in the availability of foreign currency may restrict the ability of Beijing REIT and REIT Ecological to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Regulations – Regulations on Foreign Currency Exchange and Dividend Distribution.”

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. See “Exchange Rate Information.”

Recent changes in China’s labor law restrict our ability to reduce our workforce in China in the event of an economic downturn and may increase our production costs which could have a material adverse effect on our business.

To clarify certain details in connection with the implementation of the Labor Contract Law, the China State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in China that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance or precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant Chinese authorities. All of our employees working for us exclusively within China are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

Our business benefits from certain government subsidies and incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our burden and reduce our net income, which could have a material adverse effect on our business and operations.

We have received subsidies from some governmental agencies after meeting certain conditions, such as developing certain technologies, which are chosen as annual key research and development, or obtaining certain technological certifications. In particular, our subsidiary REIT Changjiang received RMB 4 million in 2015 as an incentive to upgrade our current production capacity of eco-friendly construction materials to an annual output of 1.06 million cubic meters. REIT Changjiang was subject to further research and development obligations, therefore, this incentive was recognized as deferred income in 2015, but none in 2016.

In addition, Beijing REIT obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2015 and 2016. The 15% tax rate is less than the standard 25% income tax rate in China. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue is exempt from income tax in fiscal 2015. The Company did not receive the similar exemption in fiscal 2017. The estimated tax savings as a result of the Company’s tax benefits for the years ended December 31, 2017 and 2016 amounted to $266,125 and $196,303, respectively. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Beijing REIT is no longer entitled to receive this tax exemption, its applicable tax rate will increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for eco-friendly construction materials could increase the burden of manufacturing and selling these materials in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

Failure to make adequate contributions to the housing provident fund for some of our employees could adversely affect our financial condition and we may be subject to labor disputes or complaints.

Pursuant to the Regulations on Management of Housing Provident Fund (the “Regulations on HPF”) which was promulgated by the State Council on April 3, 1999 and was amended on March 24, 2002, PRC enterprises must register with relevant Housing Provident Fund (“HPF”) management center, open special HPF accounts at a designated bank and make timely HPF contributions for their employees. In accordance with the Regulations on HPF, if an enterprise fails to register with HPF or to open special HPF accounts for its employees, it can be ordered by the relevant HPF authority to register and open an account within a certain timeframe, furthermore, the enterprise will be liable for a fine of RMB 10,000 to RMB 50,000 if it fails to comply such an order. Further, if an enterprise fails to pay in full or in part its HPF contributions, such enterprise will be ordered by the HPF enforcement authorities to make such contributions, and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions.

The China Operating Companies are subject to the Regulation on HPF. Accordingly, if the China Operating Companies fail to make adequate HPF contributions for their employees, such failure may give rise to a private cause of action (complaints) by such individual(s) against the relevant China Operating Companies. All of the China Operating Companies have registered with relevant HPF authorities in the PRC (except Dingxuan and REIT Ecological, which currently do not have any full-time employees and have not opened an HPF account as of the date of this annual report), but have not made adequate HPF contributions for some of their employees. We estimate the amount of HPF contributions that the applicable China Operating Companies did not make, but should have made for the year ended December 31, 2017 and 2016 were less than $20,000. As of the date of this annual report, the Company has not received any notice, demand or order from the competent authorities nor any claims or complaints from current or former employees regarding our non-compliance in this regard. In addition, Mr. Li has executed a indemnity agreement in favor of the China Operating Companies on September 30, 2017, pursuant to which he agreed to indemnify the China Operating Companies in full against any losses and penalties that they may suffer as a result of the non-payment of HPF contributions. To the extent any of the China Operating Companies are required to make such payments in full, such payments may have adverse financial or operational impact on the Company. In addition, the China Operating Companies may be subject to labor disputes or complaint from current or former employees.

Labor laws in China may adversely affect our results of operations.

China’s Labor Contract Law imposes significant liabilities on employers and affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to inject capital into our Chinese subsidiaries, limit our subsidiaries’ ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, China’s SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014 shall send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law.

We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) Beijing REIT and REIT Ecological, limiting both Beijing REIT and REIT Ecological’s ability to pay dividends or otherwise distributing profits to us.

We may be subject to fines and legal sanctions by SAFE or other Chinese government authorities if we or our employees who are Chinese citizens fail to comply with Chinese regulations relating to employee stock options granted by offshore listed companies to Chinese citizens.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a qualified Chinese agent of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other Chinese government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Changes in China’s political and economic policies could harm our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

The Chinese economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

●	economic structure;

●	level of government involvement in the economy;

●	level of development;

●	level of capital reinvestment;

●	control of foreign exchange;

●	methods of allocating resources; and

●	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any lawsuit. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China will also be subject to administration review and approval by various national and local agencies of the Chinese government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversy between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of any investment in us.

Because our operations are substantially located in China, information about our operations is not readily available from independent third-party sources.

Because the China Operating Companies are based in China and REIT India will be based in India, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. The majority of our operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Chinese economic growth slowdown may cause negative effect to our business.

Since 2010, the annual growth rate of the Chinese economy has declined, from approximately 10.3% gross domestic product in 2010 to and 6.9% in 2017. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China rely primarily on the construction industry, which is influenced by economic growth slowdowns. If China’s economic growth continues to slow down, then our business could be materially adversely affected if such slow down results in reduced activity by the construction industry.

Risks Associated with Ownership of Our Common Shares

The market price for our common shares may be volatile, which could result in substantial losses to investors.

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on November 29 2017, the trading price of our common shares has ranged from $12.75 to $5.51 per common share, and the last reported trading price on April 24, 2018 was $5.51 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We are an “emerging growth company,” and we cannot be certain if choosing to elect the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

If our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on the NASDAQ Capital Market, we must meet the following criteria:

●	Our shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

●	The market value of our shares must be at least $1,000,000;

●	The minimum bid price for our shares must be at least $1.00 per share;

●	We must have at least 300 shareholders;

●	We must have at least 2 market makers; and

●	We must have adopted NASDAQ-mandated corporate governance measures, including a Board of Directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

If our shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

We incur increased costs as a result of being a public company, which could have a material adverse effect on our profitability.

As a public company, we incur increased legal, accounting and other expenses. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not need prior to preparing for our initial public offering, and we will continue to have annual payments to remain listed on the Nasdaq Capital Market. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will continue to incur additional costs associated with our public company reporting requirements. Added costs of this nature will naturally reduce our profitability and could have a material adverse effect on our business.

The requirements of being a public company may strain our resources and divert management’s attention, which could have a material adverse effect on our business.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company”. The Exchange Act requires, among other things, that we file annual, and current reports with respect to our business and operating results.

As a result of disclosure of information in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies which could have an adverse effect on our results of operations.

As a reporting company in the United States, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Our classified board structure may prevent a change in control of our Company.

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the 2020 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2018 annual meeting of shareholders and Class C directors hold office for a term expiring as the 2019 annual meeting of shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.  See “Management – Board of Directors and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could cause the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of 22,760,000 of our shares are currently outstanding.  The freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Our employees, officers and/or directors will control a sizeable amount of our common shares, decreasing your influence on shareholder decisions.

Our employees, officers and/or directors in the aggregate, beneficially own approximately 53.7% of our outstanding shares.  As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders.. See “Principal Stockholders.”

As the rights of stockholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority stockholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of material differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital – Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions in a federal court of the United States and may have to proceed with such action in the British Virgin Islands, thereby limiting shareholders’ ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States and may have to proceed with such action in the British Virgin Islands. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, in our case, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements and we do not intend to file quarterly reports. We will not be required to disclose detailed individual executive compensation information and we do not intend to disclose detailed executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime and we do not intend to file Section 16 reports for officers and directors.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we do plan to disclose material information to all investors at this time. In addition, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Item 4. Information on the Company

A.	History and Development of the Company.

Our Corporate Structure

Structural Overview

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we offer total solutions in sponge city construction, including project consulting, design and installation. We mainly conduct our operations in China through our wholly owned subsidiary, Beijing REIT and its subsidiaries in China. We incorporated ReTo Eco-Solutions on August 7, 2015 in the British Virgin Islands as a holding company to develop business opportunities in China. ReTo Eco-Solutions owns all of the outstanding capital stock of REIT Holdings, our wholly owned Hong Kong subsidiary.

Organization Structure and Purpose

RETO Eco-Solutions, Inc. – ReTo Eco-Solutions is our British Virgin Islands holding company.

REIT Holdings (China) Limited – REIT Holdings is our wholly-owned Hong Kong subsidiary.

Beijing REIT Technology Development Co., Ltd. – Beijing REIT is an operating company in China and a wholly- owned subsidiary of REIT Holdings. Its business scope includes research and development and solutions for solid waste (construction waste, fly-ash and mining waste) disposal and reuse.

Xinyi REIT Ecological Technology Co., Ltd. – REIT Ecological is a wholly owned subsidiary of REIT Holdings, its business scope will include research and development and solutions for solid wastes.

REIT Technology Development (America), Inc. – REIT US is a company incorporated in the United States and a wholly owned subsidiary of Beijing REIT. Its business scope includes customer relationship management with the Company’s North American customers, marketing in North America and maintaining relationships with the Company’s partners, such as AGS.

Beijing REIT Ecological Engineering and Technology Co., Ltd. – REIT Technology is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

Gu’an REIT Machinery Manufacturing Co., Ltd. – Gu’an REIT is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes the development, manufacture and distribution of specialized equipment to manufacture construction materials.

Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. – Ruirong is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes manufacturing assembly parts used in specialized equipment to manufacture construction materials.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. – REIT Changjiang is an operating company in China and is owned 84.32% by Beijing REIT and 15.68% by REIT Holdings. Its business scope includes hauling and processing construction and mining waste, with which it produces eco-friendly building products (aggregates, bricks, pavers and tiles) for environmental-friendly uses.

Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. – Dingxuan is an operating company in China and a wholly owned-subsidiary of Beijing REIT. Its business scope includes technical support and consulting services for environmental protection projects.

Hainan REIT Construction Project Co., Ltd. – REIT Construction is an operating company in China and wholly owned subsidiary of REIT Changjiang. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

Horgos Ta-REIT Environment Technology Co., Ltd. – Horgos Ta-REIT is an operating company in China and a wholly owned subsidiary of REIT Technology. Its business scope includes research, consulting and promotion services of environmental technology, and environmental project design and services.

REIT Xinyi New Material Co., Ltd. - REIT Xinyi is an operating company in China and a 70% owned subsidiary of Beijing REIT. Its business scope will include the manufacture of specialized equipment to produce recycled building products (aggregate, bricks, pavers and tiles) for eco-friendly building.

REIT Q GREEN Machines Private Limited – REIT India is an operating company in India and a 51% owned subsidiary of Beijing REIT. We expect to expand our business in the Indian market through this joint venture with Q Green Techon Private Limited, an Indian Company (“Q Green”). Its business scope will include the manufacture of specialized equipment to produce recycled building products (aggregate and bricks) for eco-friendly building.

Corporate Organizational Chart

Corporate History

Beijing REIT was established on May 12, 1999 under the laws of China with registered capital of RMB 24 million (approximately $3.5 million) and additional paid-in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Since its formation in 1999, Beijing REIT has established several other wholly owned subsidiaries:

●	Gu’an REIT incorporated on May 12, 2008;

●	REIT Technology incorporated on April 24, 2014;

●	Ruirong incorporated on May 12, 2014;

●	Dingxuan incorporated on October 17, 2014; and

●	REIT US incorporated on February 27, 2014.

REIT Changjiang was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). Its original shareholders Hainan Wenchang, which owned 40% and Zhongrong, which owned 60%. On July 16, 2013, as result of a capital transfer, Zhongrong increased its equity ownership to 79.5% and Hainan Wenchang’s equity ownership was decreased to 20.5%. Zhongrong was owned by the same four individual shareholders of Beijing REIT by trust.

On February 2, 2015, Hainan Wenchang transfered its 20.5% equity ownership to Beijing REIT. On April 20, 2015, Beijing REIT and Zhongrong signed a joint venture agreement with VBI, to turn REIT Changjiang into a joint venture business. In connection with this joint venture agreement, on June 18, 2015, VBI contributed an additional RMB 18.6 million (approximately $2.8 million) to increase the registered capital of REIT Changjiang from RMB 100 million to RMB 118.6 million. On January 10, 2016, Zhongrong signed an equity transfer agreement with Beijing REIT, pursuant to which the shareholders of Zhongrong agreed to transfer all of its equity interests in REIT Changjiang to Beijing REIT. Zhongrong and Beijing REIT are considered under common control since they are owned by the same four individual shareholders. The above-mentioned transactions were considered a reorganization.

During the year ended December 31, 2016, REIT Holdings made a deposit of $565,000 to VBI with the intention to acquire VBI’s 15.68% non-controlling equity interest in REIT Changjiang for $3.3 million. The transaction was completed as of December 31, 2017. As a result of the above reorganizations, Beijing REIT now holds an 84.32% equity interest in REIT Changjiang and REIT Holdings holds the remaining 15.68% interest.

On June 1, 2015, REIT Construction was incorporated as a wholly owned subsidiary of REIT Changjiang.

On July 14, 2015, Beijing REIT established a new subsidiary, REIT Xinyi. Beijing REIT owns a 70% equity interest in REIT Xinyi, and a minority shareholder Xinyi Transportation Investment Co., Ltd. (“Xinyi Transportation) owns the remaining 30%.

In February 2016, Beijing REIT established a joint venture, REIT India, together with an Indian company Q Green. The total registered capital of REIT India is approximately $100,000, and Beijing REIT owns a 51% interest.

On August 7, 2015, ReTo Eco-Solutions issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10.

On February 7, 2016, Beijing REIT and its individual original shareholders entered into an equity transfer agreement, pursuant to which these shareholders agreed to transfer all of their ownership interests in Beijing REIT with a carrying value of RMB 24 million (or $3,466,260) to REIT Holdings (the “Transfer”). After this equity transfer, Beijing REIT became a Wholly Foreign-Owned Enterprise (“WOFE”) and amended the registration with the State Administration for Industry and Commerce (“SAIC”) on March 21, 2016. As part of this equity transfer, the Company issued a total of 17,830,000 of its common shares at $0.25 per share to all of the Company’s original shareholders or former shareholders in Beijing REIT. Among total proceeds of $4,457,500 from the share issuance, the Company paid $3,466,260 (approximately RMB 24 million) to the original shareholders of Beijing REIT as the consideration for the transfer of their equity interests in Beijing REIT. Since these shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization.

In September 30, 2016 Liu Kejia, Tech Sources International Enterprises Limited, Hengfang Li, ReTo Eco-Solutions and REIT Changjiang entered into a Convertible Debt Investment Agreement. Pursuant to the Convertible Debt Investment Agreement a loan from Liu Kejia in the amount of RMB 21,240,000 (approximately $3,273,000) was converted into 800,000 common shares of ReTo Eco-Solutions. The shares were issued to satisfy a loan, which was used to improve REIT Chanjiang’s construction materials manufacturing plant.

Further, in December 2016 ReTo Eco-Solutions sold Good Venture Industrial Limited 900,000 common shares for RMB 23,400,000 (approximately $3,600,000). As of December 31, 2016, the Company had not received the funds from the investor and the shares issued were held in escrow. The Company received the funds from the investor in September 2017 and the shares were released from escrow.

On March 2, 2017, REIT Ecological was established in Xinyi as a wholly owned subsidiary of REIT Holdings, with a registered capital of $30 million.

On December 14, 2017, Horgos Ta-REIT was established in Horgos, Xinjiang Province as a wholly owned subsidiary of REIT Technology, with a registered capital of RMB 2,000,000 (approximately $316,450).

The principal executive offices of our main operations are located at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101. Our telephone number at this address is (+86) 10-64827328. Our registered office in the Brithish Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.retoeco.com.

Initial Public Offering

In December 2017, we closed our initial public offering, in which we offered and sold an aggregate of 3,220,000 common shares. We received approximately $16.1 million in proceeds before expenses and less placement fee and other direct costs of approximately $1.8 million. Our common shares are listed on the NASDAQ Capital Market under the symbol “RETO.”

B.	Business Overview.

Business Overview

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide consultation, design, project implementation and construction of urban ecological environments including those for the purpose of capturing, controlling and reusing rainwater, commonly called “sponge cities.” We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects.

We believe our products are eco-friendly, as they contain approximately 70% of reclaimed fly-ash and iron tailings in place of traditional cement. The use of reclaimed fly-ash and iron tailings assists in the protection of the environment by saving space in landfills and fly-ash ponds used for the disposal of these materials, and assisting in the remediation and reclamation of abandoned or closed mining sites. In addition, our eco-friendly construction materials consume less energy during manufacturing than other traditional building materials. We believe our eco-friendly construction materials, with their characteristics, including superior water permeability, and competitive prices, are in greater demand than traditional materials as governments and others increase their focus on reducing the environmental impact of their activities.

Presently, our clients are located throughout mainland China, and internationally in Canada, the United States, Mongolia, the Middle East, India, North Africa and Brazil. We seek to establish long-term relationships with our clients by producing and delivering high-quality products and equipment and then providing technical support and consulting after equipment is delivered and projects are completed. We engage in marketing and sales through integrated marketing, services marketing and Internet marketing. We are actively pursuing additional markets for our products, equipment and projects, internationally in the Philippines, Laos, Morocco, Tunisia, Cuba, Kenya, Maldives, Argentina, Mexico and Malaysia and in additional provinces of China.

Beijing REIT was founded in 1999 by our Chief Executive Officer, Hengfang Li. Mr. Li has approximately 17 years of experience in the construction materials and construction materials manufacturing equipment industries. Our principal office is located in Beijing, China. As of December 31, 2017, we employed 212 people on a full-time basis. We have 21 employees in management, 32 employees in sales and marketing, 33 employees in research and development, 91 employees in manufacturing and installation and 35 employees in administration. Our employees are located in: Beijing (65 employees); Langfang City, Hebei Province (57 employees); Changjiang City, Hainan Province (60 employees); Haikou City, Hainan Province (2 employees); Xinyi City, Jiangsu Province (27 employees); and Nanjing City, Jiangsu Province (1 employee).

We are able to provide a full spectrum of products and services, from producing eco-friendly construction materials and manufacturing equipment used to produce construction materials, to project installation. We utilize our research and development efforts to differentiate us from our competitors. For example, we released our first fully automatic block production line in 1999, and have made advances in our technology, such as intelligent automatic systems, which allows us to access our customers’ equipment remotely to troubleshoot problems. Some of our competitors do not have automatic production lines.

Due to China’s recent emphasis on environmental protection, we believe there is a unique opportunity to grow our Company, which we expect will be driven by demand for our eco-friendly construction materials, equipment used to produce these materials and project construction expertise. We believe our technological know-how, production capacity, reputation and services offered will enable us to seize this opportunity.

We have received several industry awards and been asked to participate in several industry activities. Notable awards and activities include:

●	Beijing REIT’s fully automatic solid waste disposal production line became recommended equipment of Liaoning Provincial Wall Material Industry Association in 2007;

●	Beijing REIT’s brick production equipment was appraised as “China Famous Brand” by China Construction and Material Industrial Mechanic Standards Committee in 2007;

●	Beijing REIT’s concrete brick equipment was authenticated by the European Union CE (European conformity);

●	REIT Holdings became a member of the China Resource Reuse Association Wall Material Innovation Committee in 2010;

●	Beijing REIT was recognized as a National High-Tech Enterprise and became a “Gazelle Enterprise” in Beijing Zhongguancun Technology Park;

●	Beijing REIT was recognized as a National High-Tech Enterprise in 2011;

●	Beijing REIT was awarded the “Most Valuable Brand Award” by China Building Materials and Mechanic Industry Association in 2011;

●	Beijing REIT was appraised as “AAAA Enterprise” by the Electric Mechanics Association in 2012;

●	Beijing REIT became a member of China Association of Urban Environmental Sanitation in 2013; and

●	ISO 9001:2000 Authentication (certification based upon quality and consistency).

In addition, our Chief Executive Officer, Hengfang Li, was named one of the “One Hundred Outstanding People of China” in 2005 by China Celebrity Association. Mr. Li was recognized as one of the “Influential People of Fly-Ash Industry” in 2006 by fenmeihui.org. Mr. Li was awarded as “Leader of Building Materials and Machinery Enterprises of the National 11th 5-Year Plan” in 2011 by China Building Material Machinery Association. In addition, Mr. Li and our chief technology officer, Mr. Zhizhong Hu were recognized as “Advanced People of National Reuse Technology” in 2011 by China Association of Circular Economy. We believe our industry awards, reflect widespread recognition of our stature and success in our industry as well as the quality of our service and products.

Industry and Market Background

Construction Market and Opportunity

China is the world’s largest construction market and its construction market is expected to continue to grow for the near future, despite economic growth slowing in China. Further, while China’s construction industry only grew around 2% in 2016, China is expected to maintain its position as the world’s largest construction market for the near future and its share of the global construction market is expected to reach 26% by 2025. This growth results in large part from the continued increased urbanization in China and its National New-type Urbanization Plan, which envisions 60% of China’s population living in cities by 2020. This urbanization trend is a key factor in the Chinese government’s emphasis on green building to conserve resources. Focusing on buildings is a key element of its national strategy. We believe our eco-friendly construction materials will be in greater demand than traditional materials as the Chinese construction market continues to grow and the Chinese government increases its focus on reducing the environmental impact of building activities.

The construction industries in emerging markets are expected to grow at faster rates than advanced economies. From 2016-2020, the construction industries in advanced economies are expected to grow at 2.2% per year while emerging markets are expected to record a 5.3% annual expansion rate during the same period. The construction markets in the Middle East and African regions are predicted to be the fastest growing in 2016-2020, overtaking the Asia-Africa region. Asia-Pacific’s share of the global construction industry, which includes China, is expected to continue to rise, reaching close to 49% in 2020, up from 40% in 2010. Currently, we have international customers for our equipment used to produce construction materials located in Asia, the Middle East, North Africa and North America and hope to expand our international presence.

Sponge Cities

Despite the recent slowing of the growth of China’s construction industry, we believe there is a significant market opportunity to expand our business due to, among other things, China’s recent environmental initiatives.

In 2013, more than 230 cities in China were affected by flooding. Further, as of 2013 90% of older urban areas do not have basic flood plans. In fact, the drainage system in China wasn’t built for extreme weather conditions. Flooding is expected to increase in the future with cities growing larger and climate change causing more extreme weather. One solution is to retrofit existing drainage systems with larger pipes and more efficient systems. However, this is the most expensive and disruptive solution to the problem. To help combat this problem with a quicker, less expensive and less disruptive solution, Chinese scientists and politicians have proposed increased use of “sponge cities” or features of sponge cities. A sponge city is an urban environment where rain is captured, controlled and reused, rather than funneling the water away. In China, a “sponge city” refers to the “sustainable concept of city including flood control and water conservation,” according to the Opinions of the General Office of the State Council. The recycled water can be used for such purposes as refilling aquifers and for irrigation. In some instances, the recycled water can be used for drinking or flushing toilets when properly treated. Sponge cities will also help combat China’s water scarcity problem. About half of China’s 657 cities are considered water scarce or severely water scarce by UN measures.

In March 2016, China announced its 13th Five Year Plan (2016-2020), which, among other matters, attempts to plug gaps in China’s drinking water safety laws, including those relating to water protection and water conservation. China’s five-year plans are blueprints containing the country’s social, economic, and political goals. They encompass and intertwine with existing policies, regional plans, and strategic initiatives. A five-year plan signals the Chinese government’s vision for future reforms and communicates this to other parts of the bureaucracy, industry participants and Chinese citizens. It is a living document that will go through constant revision over the next five years. The 13th Five Year Plan highlighted water conservation as its first priority in the nation’s infrastructure network and emphasized water resource management, water ecology remediation and environmental water protection.

To implement portions of the 13th Five Year Plan (2016-2020), China’s Ministry of Housing and Urban Rural Development (MOHURD), and the Ministries of Finance and Water released the ‘Construction Guideline for Sponge City’ at the end of 2014. The program is partially funded by the Ministry of Finance. The initiative aims to maximize water retainment and minimize the effects of drought and flooding. It will utilize buildings, roads, green spaces and other ecosystems to absorb rainwater, increase reservoir permeability and control storm water run-off to be reused in urban settings.

As of 2016, the Chinese government had chosen 16 cities across the country to become pilot sponge cities. The government is expected to, over the next three years, allocate each sponge city between 400 to 600 million RMB (approximately $85 million to $128 million) to construct ponds, filtration pools and wetlands, as well as to build permeable roads and public spaces that enable stormwater to soak into the ground.

We have worked on several notable sponge city projects. Among them, we acted as one of the general contractors for the construction of a sponge-city project in Changjiang County, Hainan Province that was constructed using our eco-friendly construction materials. In addition, we acted as a one of the consultants for the construction of another sponge project in Haikou City, Hainan Province. We believe that we will continue to be involved in sponge city construction and that the demand for sponge city construction will continue to be strong. As such, we expect that sponge city construction will drive the demand for our eco-friendly construction materials and our equipment that is used to manufacture these materials.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Eco-friendly products. Unlike many of our competitors, who still use traditional materials, we use reclaimed fly-ash and iron tailings in our construction materials production. In doing so, we help reduce environmental waste. In addition, our equipment used to produce construction materials can recycle disposed building materials (old bricks and concrete) to produce construction materials.

Effective operational management. The consistent quality of our products and manufacturing equipment is achievable only through effective management in all aspects of our operations, from purchasing to production and sales. In every step, we have fully trained, experienced and skilled employees that are working in concert to ensure the quality of our construction materials and manufacturing equipment. In addition, we have a trained management staff who have adopted our corporate culture and understand our business strategy.

Focus on technology and research and development. We have developed key techniques and skills in the production of various types of construction materials manufacturing equipment. We own 45 patents (seven of which are owned jointly with Luoyang), including 16 design patents and 29 utility model patents. In addition we have 4 software copyrights. We were recognized as a National High-Tech Enterprise in 2011, which was issued by four authorized departments (Beijing Municipal Bureau of Finance, State Tax Bureau of Beijing, Beijing Municipal Bureau of Local Tax and Beijing Municipal Committee of Science and Technology). In order to obtain a High-Tech Enterprise certification, companies are required to own the proprietary IP rights of the core technology used in their products and services in China. We are committed to researching and developing new construction materials, and to the design and manufacturing of the equipment used to produce these materials.

Production Advantages. Our construction materials manufacturing plant is located in close proximity to raw material sources that are used in the manufacturing process. The plant is located in Changjiang County in Hainan Province and is less than 15 kilometers from an iron ore mine (iron tailings), less than 8 kilometers from a river sand mine and less than 2 kilometers from a granite mine. We use all of these materials in the manufacturing process. Accordingly, we have an abundant supply of raw materials and believe the cost of these raw materials is lower than the costs for the same materials paid by our competitors.

We provide a full range of eco-friendly project solutions and are not limited to the manufacture of eco-friendly construction materials or manufacturing equipment. We are able to provide consultation, design and implementation of sponge-city projects for customers, in addition to manufacturing eco-friendly construction materials and equipment. This one-stop solution allows us to capture revenue from all stages of sponge-city projects. In addition, the ability to provide total solutions allows us to capture more types of customers, such as municipalities and governments in addition to businesses.

Experienced Management Team and Personnel with a Demonstrated Track Record. Our management team, led by our Chief Executive Officer Hengfang Li, has extensive industry experience and a demonstrated track record of managing costs, adapting to changing market conditions, and developing new products. In addition, Mr. Li has a vast network and understating of the market. Our workforce is highly skilled with specialized training, designed to address complex and individualized client issues.

Our Strategies

Our objective is to become the leading provider of eco-friendly construction materials and equipment. To achieve this goal, we are pursuing the following strategies:

Market Opportunity. China’s 13th Five Year Plan (2016-2020) promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term. The 13th Five Year Plan offers opportunities for the private sector to support China’s environmental goals of water resource management, water ecology remediation and environmental protection of water, such as through the construction of sponge cities and the use of eco-friendly construction materials. Presently, we are able to serve all facets of sponge city construction through our construction materials that are used in construction, our equipment that can produce the construction materials and our general contracting expertise.

Expand our remediation projects in mining regions. We believe there are thousands of former mining locations in China that need to remediated and reclaimed. Abandoned ore mines contain tailings and abandoned or closed mines are normally associated with environmental concerns such as contaminated water and soil. As part of the remediation and reclamation process we are able to assist mining companies with the disposal of tailings, and municipalities creating viable villages in former mining areas. For example, in 2015, we completed a sponge city project in Hainan Province where a village located in a former mining area was built with our eco-friendly construction materials made from iron tailings. We will continue to focus on using iron tailings in our eco-friendly construction materials and seek reclamation projects in former mining areas.

Continue to develop new products. We are committed to researching and developing new products for unique customer needs. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. For example, as a result of collaboration with the Louisiana Institute of Technology, we have developed a special corrosion-resistant concrete product using high volume fly-ash, with the product passing a mid-stage test that involved over forty different fly-ash production formulas. The traditional formula of construction materials made from fly-ash contains approximately 40% fly-ash, whereas the formula we developed was tested by Alchemy Geopolymer Solutions, LLC (“AGS”) to contain 80% fly-ash in the product makeup. The use of fly-ash in our eco-friendly construction materials reduces our raw material consumption and lowers our costs because we can use fly-ash instead of more expensive cement in our production process.

We intend to increase our revenue and market share by expanding our business network internationally. In order to expand our international market, we plan to add four to five distributors in South America and the Middle East. We also plan to participate in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales.

Pursue Strategic Acquisitions. We intend to continue to pursue expansion opportunities in existing and new markets, as well as in core and adjacent categories through strategic acquisitions. Specifically, we are seeking to acquire construction material or construction material manufacturing equipment companies in areas of China with more established economies. We believe the demand for eco-friendly construction materials and manufacturing equipment used to produce these materials are and will continue to be in greater demand in these established economies.

Our Products

Eco-Friendly Construction Materials

We produce eco-friendly construction materials (aggregates, bricks, pavers and tiles) through our subsidiary, REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”), which operates our plant in Changjiang County, Hainan Province. We refer to our construction materials as eco-friendly because we produce them from reclaimed fly-ash and iron mine tailings. When power plants use coal to generate electricity, fly-ash is the lightweight and powdery reside from the coal combustion process. Fly-ash is typically disposed of in landfills and ash ponds, although some may be released directly into the atmosphere. With ever-rising energy demand fueled by China’s economic growth, power plants are generating increasing amounts of fly-ash that consumes valuable landfill and ash pond space. Tailings are the materials left over after the process of separating the valuable fraction from the worthless fraction of an ore. Iron ore tailings generally consist or hard rock and sand. Waste rock and tailings constitute the largest (by volume) industrial solid waste generated in the mining process. By recycling fly-ash and iron tailings, we believe that our construction materials manufacturing process is a viable and environmentally friendly solution to disposal problems associated with these materials.

Traditional bricks in China consist primarily of clay, which is mixed with water and silt, pressed into a mold for shaping, then fired in a kiln, or furnace. We use reclaimed fly-ash and iron tailings primarily as a substitute for clay. Through vibration technology, with these raw materials inputted, the finished products can come out with different shape and types. Since the whole production is cured without fire, this process has the benefits of less space required for production and less pollution generated to the environment. We believe fly-ash and iron tailings reduce both the density and heat conductivity of our construction materials without sacrificing their durability and strength. Our construction materials’ density and strength meet or exceed China National standards. In addition, because we use fly-ash and iron tailings in the manufacturing process, we believe our construction materials are consistent with China’s recent environmental protection policies, such as energy conservation included in the 2016 China’s 13th Five Year Plan (2016-2020).

In addition to fly-ash and iron tailings, our construction materials contain river sand and granite. Our eco-friendly construction materials are produced on a fully automatic production line based upon German technology.

Samples of our eco-friendly construction materials include the following:

Ground works materials. Essential materials for sponge cities to assist in water absorption, flood control and water retention. These construction materials can be used for urban roads, pedestrian streets and sidewalks, city squares, landmarks, parking lots, and docks.

Landscape retaining materials. These construction materials are mainly used for gardens, roads, bridges, city squares, retaining walls and slope construction.

Hydraulic engineering materials. Construction material for sponge city construction, they can be used for hydraulic ecological projects such as slope protection and river transformation.

Wall materials. These construction materials are used for insulation, decoration, and for building walls.

Eco-friendly Construction Materials Manufacturing Equipment

We produce manufacturing equipment used to create eco-friendly construction materials. We have sold equipment to customers in China, South Asia, North America, the Middle East, North Africa and Southeast Asia. The equipment consists of large-scale fully automated production equipment with hydraulic integration. The equipment can be used to produce various types of eco-friendly construction materials that can be used for a variety of projects such as ground works, hydraulic engineering, landscape retention and wall projects.

Pictured –Fully Automatic Block Production Line

Samples of our equipment used to produce construction materials include the following:

REIT-Classic RT9A, RT9B, RT15A, RT15B

These are fully automated block production lines and can be universally used for the manufacture of bricks, tiles, pavers with and without face mix, curbstones, hollow blocks and similar construction materials.

Horizontal Pull Holes Device

Horizontal Pull Holes Device is used to produce interlocking bricks, water conservancy blocks and slope protection blocks.

REIT-I Concrete Block Splitter

Synchronized concrete block cutting machine with four blades. The blades are guided by ultra-wear resistant guide leads and driven by a large bore hydraulic drive, which lowers the operating pressure of the hydraulic unit and increases the splitting force.

REIT Foam Insert Device

This device is used to insert a foam plate into the mold and produce thermal insulation blocks.

Our Projects

In 2014, we entered into the field of urban ecological construction (sponge city construction) and established REIT Technology and REIT Construction for this purpose. We act as general contractor for the construction of sponge cities and are responsible for the planning, construction and design of such cities. We subcontract with architects and subcontractors in order to complete the projects. We also act as a consultant for sponge city construction and incorporated Dingxuan for this purpose.

Changjiang County, Hainan Province Sponge City

We were the general contractor for a sponge city project where an entire village was relocated and constructed in a former mining area. The project took 16 months to complete resulting in revenue of approximately RMB 14 million ($2.2 million) for us. We made all construction materials out of recycled iron tailings. A total of 86 single-family homes were built with a total construction area of 9,400 square meters (101,000 square feet). An estimated 1,810,000 pieces of bricks were used for walls, 90,000 roof tiles, and 4,200 square meters (approximately 45,000 square feet) of ground was covered with our construction materials. The completed project has won recognitions at various government levels in Hainan Province, and has been designated as a demonstration or model project for promotion of sponge city construction.

Haikou City, Hainan Province Sponge City

We acted as a consultant for a sponge city project in Haikou City, Hainan Province. We also paved 50,000 square meters for this project. To assist with the nationwide efforts to promote pilot cities in sponge city construction, we will collaborate with international institutions in sponge city construction such as Jude Technology Corporation located in Germany. By gradually increasing our efforts, and expanding the scale in the planning, design and construction of sponge cities, we aim to become a key enterprise in sponge city construction.

Customers

Our eco-friendly construction materials are only sold in China. Sales of construction materials accounted for $19.5 million, $18.4 million and $7.9 million of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. We have international customers located in Asia, India, the Middle East, North Africa and North America for our manufacturing equipment. The following is a summary of our total revenues by geographic market for each of the last three years for our manufacturing equipment used to produce construction materials.

Region	2017	2016	2015	2014
United States	$-	$-	$4,437	$266,390
Canada	-	-	212,919	-
Mongolia	-	-	-	-
Middle East	6,181	34,925	20,210	16,627
India	2,090,940	495,452	1,442,576	1,060,242
Pakistan	-	168,132	-	-
China	12,235,441	12,188,985	4,868,724	4,747,618
North Africa		279,110	-	1,091,157
Maldives	152,291	-	-	-
Brazil	-	-	-	335
Total	$14,484,853	$13,166,604	$6,548,866	$7,182,369

For the years ended December 31, 2017 and 2016, no customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2017 and December 31, 2016, none of our accounts receivable accounted for more than 10% of the total outstanding accounts receivable balance, respectively.

Sales and Marketing

We are increasing our marketing and sales efforts, including a directed focus on online marketing. Online marketing allows us to efficiently educate prospective customers about the products and services we have to offer and assists us in expanding the reach of our market, both globally and internationally. In addition, we are expanding our presence in the markets we serve. In India, for example, in order to reduce costs, improve customer service quality and expand sales, we have established local assembly companies.

In order to expand our international market, we plan to add four to five distributors in South America and the Middle East. We also plan to participate in targeted international marketing events, such as seminars and workshops, and trade shows where we can meet customers, promote our products and deepen our network to further expand our sales.

Within our domestic markets, specifically Hainan, we have increased brand recognition by focusing on governmental projects and large-scale projects, such as sponge city construction. We also rely on industry associations (such as Hainan New Wall Construction Materials Association and Hainan Block Association), professional promotional meetings sponsored by provincial governments, and industry specific agencies, and research institutes.

The focus of our sales and marketing efforts is to continue to improve our techniques, product quality and customer service that have generated positive customer reviews. We have obtained new customers by word-of-mouth referrals and have found that satisfied customers are loyal customers. In addition, the introduction of new products, such as permeable floor tiles for sponge city construction and slope and damn protection blocks in water conservancy construction have helped open new markets. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competition. In addition, we are currently researching mineral wool products and the feasibility of producing those products.

Competition

 We face significant competition in both our manufacturing equipment and construction materials markets. We have both domestic and international competitors in our manufacturing equipment market. In the international market for our manufacturing equipment our main competition is German made manufacturing equipment. We believe our competitive strength against these competitors is the lower cost of our equipment that enjoy the same technical standards and high quality service. Our disadvantage is that the German-made equipment has a better aesthetic appearance as compared to the equipment we manufacture. Accordingly, we are attempting to improve the appearance of our equipment to compete with these competitors.

Our main competitors in the Chinese market for our manufacturing equipment are small Chinese companies located in Fujian Province. We believe our competitive strength against these competitors is the quality of our equipment while our competitive disadvantage is the higher cost of our equipment. There is an increased demand for fully automated construction materials production lines due to the increase of Chinese labor costs.

We are positioned to take advantage of the increased demand for fully automated construction lines due to our current ability to manufacture such equipment.

In both the domestic and international markets we are increasing our research and development of technology for construction materials manufacturing equipment. In addition, we are researching a variety of construction materials that can be made with our manufacturing equipment. We believe that a continued focus on a broad array of products and product designs coupled with our engineering and manufacturing expertise will enable us to provide customers with differentiated product performance and customer support.

Our main competitors for our construction materials are small companies located in Hainan Province where our construction materials production facility is located. The largest of these competitors has the ability to produce construction materials with an output value of approximately 4,000,000 RMB (approximately $615,000), which is approximately 10% of our production capacity. In addition, we are the only construction material producer in Hainan Province that uses large automated equipment. Accordingly, this provides us with the advantage of winning large supply contracts in Hainan Province. In fact, a pilot sponge city project in Sanya, Hainan Province and port construction project in Sanya, Hainan Province have used us as their exclusive supplier for construction materials.

Research and Development

Soon after its establishment, we set up a research and development center in Xi’an. We believe scientific and technological innovation will help our Company achieve its long-term strategic objectives. We conduct research and development in the following areas:

●	Manufacturing equipment;

●	Recycling and utilization of solid wastes;

●	New construction materials; and

●	Urban ecological construction (sponge cities).

We conduct our research and development according to strategic objectives, the market and customer needs. Combining application research and advanced research, we will not only improve current products, but also develop future strategic products, realizing technology development in line with the market demand.

Our research and development activities mainly focus on solid waste utilization and recycling, ecological environmental friendly construction materials, technology and equipment, thermal insulation products and related production equipment.

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the years ended December 31, 2017 and 2016, we spent $603,445 and $503,688, respectively, on research and development. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

Quality control is an important aspect of our research and development department’s work and ensuring quality at every stage of the process has been as key driver in maintaining and developing our brand value. As of December 2017, we employed 33 professionals in research and technology development, including 10 senior engineers. We have set up a separate research and development division to account for our investment in research and development. We expect to increase our allocation of research and development funds in an effort to enhance its core competence.

The Company entered into a contract with AGS to initiate a collaborative approach to produce dry-cast geopolymer concrete products including, dry-cast bricks, blocks, pavers, roof tiles and stone veneer. AGS grew out of the geopolymer research and development performed at Louisiana Tech University and it driven by a team of researchers in the University’s Trenchless Technology Center. AGS’s President, Erez Allouche is an Associate Professor of Civil Engineering at Louisiana Tech University. The Company believes the contract it entered into with AGS is not material and its business is not substantially dependent on the contract. Accordingly, the Company did not file the contract as an exhibit to the Amendment. Neither Louisiana Tech University nor any individual from the university own any equity interest in our Company.

As a result of collaboration with the Louisiana Institute of Technology, we have developed a special corrosion-resistant concrete product using a high volume of fly-ash, with the product passing a mid-stage test that involved over 40 fly-ash production formulas. The traditional formula of construction materials made from fly-ash contains approximately 40% fly-ash, whereas the formula we developed tested by AGS contains 80% fly-ash. We have begun setting up China’s first research and development base for technology collaboration in Yinchuan City, Ningxia Province, in the hope of rapidly promoting such technology in China. We have also collaborated with Louisiana Institute of Technology, Lanzhou University and China University of Mining and Technology to develop disposal techniques for fly ash and iron tailings.

In 2013 we focused our research and development policies on our full-automatic production lines, to enrich the types of eco-friendly construction materials we offer, and to try and improve our market share. In 2014, we focused our research and development policies on improving our technology skills to try and keep with the level of our international competitors of manufacturing equipment. In addition we focused on developing an effective wet-forming technology and vibration molding techniques. In 2015 and subsequent years, we focused and will focus our research and development polices on comprehensive treatment of solid waste for use in eco-friendly construction materials, recycling technologies, new eco-friendly construction materials, and heat preservation and energy conservation products.

Sample research and development projects from 2012 to 2017 include the following:

Year 2012

●	Pallet-free block molding machine

●	Automatic loading machine

Year 2013

●	Mobile unstacking car

●	Automatic block splitting assembly line

Year 2014

●	Vibrating wet molding machine

●	Hollow body molding machine

Year 2015

●	Block module RTQT15 molding machine

●	Pallet free stacking system

Year 2016

●	Pallet turning device

●	Quick clamping and shock proof balanced device

Year 2017

●	Automated palletizing system

●	Block Forming Machine

●	Quick molding change device

Sources of Raw Materials

Our primary raw materials are steel for our manufacturing equipment and iron tailings, fly-ash and cement for our construction materials. We purchase from a variety of suppliers and believe these raw materials are widely available.

We have efficient access to all of the raw materials necessary for the production of our manufacturing equipment and construction materials. We believe our relationships with the suppliers of these raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials.

For the years ended December 31, 2017 and 2016, the Company purchased approximately 31% and 41% of its raw materials from one major supplier. If we are unable to purchase from these primary suppliers, we do not expect we would face difficulties in locating other suppliers at substantially the same prices.

Intellectual Property Rights

 We rely on our technology patents to protect our domestic business interests. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our business. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold fifty-one patents (seven of which are owned jointly with Luoyang) and seven software copyrights, as summarized below:

Proprietary Name	Patent No.	Patent Type	Application Date	Approval Date	Expiration Date	Authority

RT mechanical transmission CNC system V12.0	Software copyright registration No. 0228987	Software copyright	N/A	8/11/2010	8/10/2060	National Copyright Administration of China

MB software for concrete molding control V15.0	Software copyright registration No. 0229003	Software copyright	N/A	8/11/2010	8/10/2060	National Copyright Administration of China

ZMV software for transport trolley control v6.0	Software copyright registration No. 0229000	Software copyright	N/A	8/11/2010	8/10/2060	National Copyright Administration of China

CB software for machine automation control v4.0.	Software copyright registration No. 0229001	Software copyright	N/A	8/11/2010	8/10/2060	National Copyright Administration of China

Auto-Cubing system driven by servo motor v1.0	Software copyright registration No. 2458256	Software copyright	N/A	2/27/2010	2/26/2068	National Copyright Administration of China

Batching system for aggregate via S7 300 PLC control v1.0	Software copyright registration No. 2459384	Software copyright	N/A	2/27/2018	2/26/2068	National Copyright Administration of China

Finger car taking and storing system applied in curing hall v1.0	Software copyright registration No. 2456444	Software copyright	N/A	2/27/2018	2/26/2068	National Copyright Administration of China

Pressure molding machine	ZL 2011 2 0251320.6	Utility Model	7/15/2011	3/14/2012	7/14/2021	China State Intellectual Property Office

Mobile pallet trucks	ZL 2011 2 0251594.5	Utility Model	7/15/2011	3/14/2012	7/14/2021	China State Intellectual Property Office

Offline palletizing system	ZL 2011 2 0251553.6	Utility Model	7/15/2011	3/14/2012	7/14/2021	China State Intellectual Property Office

Electric automatic low level palletizer	ZL 2012 2 0505448.5	Utility Model	9/28/2012	4/3/2013	9/27/2022	China State Intellectual Property Office

Wet pneumatic clamp for concrete blocks	ZL 2012 2 0510468.1	Utility Model	9/29/2012	4/3/2013	9/28/2022	China State Intellectual Property Office

Medium to large platform vibration system for block molding	ZL 2012 2 0505906.5	Utility Model	9/29/2012	4/3/2013	9/28/2022	China State Intellectual Property Office

A composite pallet	ZL2014 2 0545245.8	Utility Model	9/22/2014	3/4/2015	9/21/2024	China State Intellectual Property Office

Core vibration molding machine	ZL 2015 2 0016872.7	Utility Model	1/9/2015	7/15/2015	1/8/2025	China State Intellectual Property Office

Thin-wall concrete hollow shell molding machine	ZL 2015 2 0016846.4	Utility Model	1/9/2015	7/15/2015	1/8/2025	China State Intellectual Property Office

Thin-wall porous concrete molding machine	ZL 2015 2 0016267.X	Utility Model	1/9/2015	7/15/2015	1/8/2025	China State Intellectual Property Office

High-density concrete molding machine	ZL 2015 2 0016672.1	Utility Model	1/9/2015	7/15/2015	1/8/2025	China State Intellectual Property Office

Pallet-free block stacking system	ZL 2015 2 0678713.3	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Rotary kiln car	ZL 2015 2 0678742.X	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Wet concrete dosing unit	ZL 2015 2 0679482.8	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Groove drawing device for blocks	ZL 2015 2 0679500.2	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Block stacking clamp	ZL 2015 2 0679522.9	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Insulation benzene board insertion device	ZL 2015 2 0680597.9	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Self-locking block	ZL 2015 2 0678715.2	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Two-way launch stacking clamp	ZL 2015 2 0679470.5	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Vacuum vibration molding device	ZL 2015 2 0680665.1	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Online EPS polystyrene board insertion device for building block modeling machine	ZL 2012 2 0510470.9	Utility Model	9/29/2012	4/3/2013	9/28/2022	China State Intellectual Property Office

A rolling-over device for pallet	ZL 2016 2 1011757.1	Utility Model	8/30/2016	3/15/2017	8/29/2026	China State Intellectual Property Office

A fast anti-vibration balanced clamping mechanism	ZL 2016 2 0998851.4	Utility Model	8/30/2016	3/15/2017	8/29/2026	China State Intellectual Property Office

Block modeling machine (QTF15)	ZL 2016 3 0444048.1	Design Patent	8/30/2016	12/28/2016	8/29/2026	China State Intellectual Property Office

A fast-locked die device for a block modeling machine	ZL 2016 2 1018626.6	Utility Model	8/30/2016	6/27/2017	8/29/2026	China State Intellectual Property Office

A fully automatic pallet collect bin	ZL 2016 2 1009248.5	Utility Model	8/30/2016	4/19/2017	8/29/2026	China State Intellectual Property Office

A board split device	ZL 2016 2 1009301.1	Utility Model	8/30/2016	4/19/2017	8/29/2026	China State Intellectual Property Office

One kind of feed drawer	ZL 2017 2 0584028.3	Utility Model	5/24/2017	12/22/2017	5/23/2027	China State Intellectual Property Office

A modular die being available of side-feeding	ZL 2017 2 0584249.0	Utility Model	5/24/2017	12/22/2017	5/23/2027	China State Intellectual Property Office

Instant mold change device on Block making machine	ZL 2017 2 0583959.1	Utility Model	5/24/2017	12/22/2017	5/23/2027	China State Intellectual Property Office

Feeding device of block making machine for hourdis	CN 2016 2 1466614.X	Utility Model	12/29/2016	12/12/2017	12/28/2026	China State Intellectual Property Office

Floor tile	ZL 2016 3 0541998.6	Design Patent	11/8/2016	3/29/2017	11/7/2026	China State Intellectual Property Office

Floor tile	ZL 2016 3 0647497.6	Design Patent	12/26/2016	4/26/2017	12/25/2026	China State Intellectual Property Office

Floor tile	ZL 2016 3 0647499.5	Design Patent	12/26/2016	5/10/2017	12/25/2026	China State Intellectual Property Office

Floor tile	ZL 2016 3 0647901.X	Design Patent	12/26/2016	4/26/2017	12/25/2026	China State Intellectual Property Office

Floor tile	ZL 2016 3 0542388.8	Design Patent	11/8/2016	3/29/2017	11/7/2026	China State Intellectual Property Office

Slope protection block	ZL 2016 3 0647059.X	Design Patent	12/26/2016	8/22/2017	12/25/2026	China State Intellectual Property Office

Floor tile	ZL 2016 3 0647060.2	Design Patent	12/26/2016	6/9/2017	12/25/2026	China State Intellectual Property Office

Slope protection block	ZL 2016 3 0647454.8	Design Patent	12/26/2016	8/22/2017	12/25/2026	China State Intellectual Property Office

A die-head cleaning device for brock making machine	ZL 2016 2 1437045.6	Utility Model	12/26/2016	9/8/2017	12/25/2026	China State Intellectual Property Office

A shaft-end seal device for high frequency vibrator	ZL 2016 2 1465354.4	Utility Model	12/29/2016	9/12/2017	12/28/2026	China State Intellectual Property Office

A revolving cleaning device for pressure head	ZL 2016 2 1437696.5	Utility Model	12/26/2016	9/12/2017	12/25/2026	China State Intellectual Property Office

Slope protection block(1)	ZL 2016 3 0542207.1	Design Patent	11/8/2016	5/24/2017	11/7/2026	China State Intellectual Property Office

Slope protection block(1)	ZL 2016 3 0542295.5	Design Patent	11/8/2016	5/10/2017	11/7/2026	China State Intellectual Property Office

Slope protection block(1)	ZL 2016 3 0542296.X	Design Patent	11/8/2016	5/10/2017	11/7/2026	China State Intellectual Property Office

Slope protection block(1)	ZL 2016 3 0542514.X	Design Patent	11/8/2016	5/24/2017	11/7/2026	China State Intellectual Property Office

Slope protection block(1)	ZL 2016 3 0595820.X	Design Patent	12/6/2016	5/24/2017	12/5/2026	China State Intellectual Property Office

Slope protection block(1)	ZL 2016 3 0542294.0	Design Patent	11/8/2016	5/17/2017	11/7/2026	China State Intellectual Property Office

Slope protection block(1)	ZL 2016 3 0542168.5	Design Patent	11/8/2016	5/24/2017	11/7/2026	China State Intellectual Property Office

Pavers	ZL 2017 3 0485097.4	Design Patent	10/12/2017	3/9/2018	10/11/2027	China State Intellectual Property Office

Slope protection block	ZL 2017 3 0485349.3	Design Patent	10/12/2017	3/9/2018	10/11/2027	China State Intellectual Property Office

(1) We own this patent jointly with Luoyang.

Pursuant to Article 15 of Patent Law of China if there is any agreement between the joint owners of the right to apply for a patent or a patent right regarding the exercise of the relevant right, the agreement shall be followed. If there is no such agreement, any of the joint owners may exploit the patent independently or license others to exploit the patent by means of ordinary license. In the case of licensing to others to exploit the patent, royalties charged shall be distributed among the joint owners.

In order to minimize our liabilities or loss from the seven joint patents referenced above, Beijing REIT entered into an agreement with Luoyang on January 7, 2017, regarding the use, licensing, and transfer rights for the joint patents. The agreement, among other terms, provides Beijing REIT with sole use and exclusive right of licensing of the joint patents and prohibits Luoyang and Beijing REIT from transferring the joint patents to any other third parties without each parties’ consent. Subsidiaries of Beijing REIT also have the right to use the joint patents under the agreement. In addition, the parties will share any fees generated from any licensing of the joint patents.

REGULATION

Regulations Relating to the Manufacturing Industry

Our manufacturing activities are regulated by the Law of China on Work Safety, or the Work Safety Law, which was adopted in 2002 and amended in 2014. The State Administration of Work Safety is responsible for the supervision and administration of work safety nationwide. Pursuant to the Work Safety Law, production units which are engaged in producing and operating activities in China shall meet the conditions of work safety stipulated by relative law and regulations or national standards or industry standards; otherwise, those production units are not allowed to undertake manufacturing activities in China.

Our major products are regulated by the Law of China on Product Quality, which was promulgated in 1993 and amended in 2009, which require our products to comply with national standards and industry standards during the process of manufacturing and selling. Our products will be defined as defective products if they fail to comply with such standards. Meanwhile if our products cause personal injuries or other product damages, we shall be responsible for applicable compensation. The statute of limitation of legal proceedings for injuries or damages caused by defective products will be two years, commencing from the date of awareness of injuries or damages. Our products are mainly divided into two categories, which are eco-friendly construction materials and equipment used to produce construction materials, respectively. Under the Law of China on Product Quality, our products manufacturing shall be in compliance with five national standards and four industry standards, including but not limited to the GB/T 8533-2008 (national standard) and the JC/T 920-2011 (industry standard) for our manufacturing equipment, and the GB/T 21144-2007 (national standard) and the NY/T 1253-2006 (industry standard) for our construction materials.

Regulations on Tax

See “Taxation—People’s Republic of China Taxation.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Wholly Foreign-Owned Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Wholly Foreign-Owned Investment Enterprise Law (1990), as amended respectively in 2001 and 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, Chinese residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 (approximately $46,000) for an organization or up to RMB 50,000 (approximately $8,000) for an individual.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in Circular 37.

Circular 19 & Circular 16 On March 30, 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective on June 1, 2015. Circular 19 regulates the conversion of foreign currency capital funds into RMB by a foreign-invested enterprise, and limits how the converted RMB may be used.

Furthermore, SAFE promulgated a circular on June 9, 2016, Circular on Reforming and Regulating Policies on the Administration over Foreign Exchange Settlement under Capital Accounts, or Circular 16, which further revises several clauses in Circular 19. Both Circular 19 and Circular 16 regulate that foreign exchange incomes of a domestic enterprise under their capital account shall not be used in the ways stated below:

●	For expenditures that are forbidden by relevant laws and regulations, or for purposes which are not included in the business scope approved by relevant government authority;

●	For direct or indirect securities investments within China, or for any other kinds of investments except banks’ principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations;

●	For issuing RMB entrusted loans directly or indirectly (except those included in the business scope), or for repaying inter-enterprise loans (including advances by the third party), or for repaying bank loans which has been lent to third parties;

●	For issuing RMB loans to non-affiliated enterprises, unless expressly permitted in the business scope;

●	For purchasing or constructing real estate which is not for personal use, in addition to those real estate enterprises.

In addition, SAFE supervises the flow and use of those RMB capital converted from foreign currency capital funds of a foreign-invested company by further focusing on ex post facto supervisions and violations, and the use of the net proceeds from our initial public offering to invest in or acquire any other Chinese companies in China is subject to the provisions under both Circular 19 and Circular 16.

New M&A Regulations and Overseas Listings

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in Chinese companies and controlled directly or indirectly by Chinese companies or individuals should obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website the Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify procedures regarding CSRC’s approval for overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new Chinese regulation remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

Our China counsel, Beijing DeHeng Law Offices (Beijing Office), has advised us that, based on their understanding of the current Chinese laws and regulations:

●	We currently control the China Operating Companies by virtue of REIT Holdings acquiring 100% of the equity interests of Beijing REIT, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Beijing REIT was not related to or connected with the foreign investor, or the acquirer, REIT Holdings. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. RETO does not constitutes a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

●	Notwithstanding the above analysis, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their Chinese Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC, Ministry of Commerce and SAFE.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Chinese Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their Chinese subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such Chinese subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the Chinese subsidiaries, both of which are subject to the governmental approval.

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right.

Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China and related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the first publication of its work.

Trademark. Registered trademarks are protected under the Trademark Law of China and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT and the Registration Implementing Measures on the Domain Names promulgated by the CNNIC. The MIIT is the major regulatory body responsible for the administration of the Chinese Internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of Chinese citizens and non-Chinese citizens who reside in China for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the Chinese subsidiaries of such overseas listed company, and complete certain other procedures.

Regulations Relating to Labor

Pursuant to the China Labor Law, which was adopted in 1995, and the China Labor Contract Law, which was adopted in 2008 and amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. The China Labor Law stipulates the maximum number of working hours per day and per week while other labor-related regulations and rules of China stipulate the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts, with certain exceptions. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract, with certain exceptions. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to a 10-day paid vacation, and those who have served for more than 20 years are entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer must be compensated at three times their normal daily salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance which was adopted in 2004 and amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, which was adopted in 1995, Chinese companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was adopted in 1999, and the Interim Measures concerning the Administration of the Registration of Social Insurance, which was adopted in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese companies and their employees are required to contribute to the social insurance plans. The aforesaid measures are reiterated in the Social Insurance Law of China, which was adopted in July 2011, which stipulates the system of social insurance of China, including basic pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. Pursuant to the Regulations on the Administration of Housing Fund, which was adopted in 1999 and amended in 2002, Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds.

Regulations Relating to Environmental Protection

The Environmental Protection Law, which was adopted in 1989 and amended in 2015, effectively established the legal framework for environment protection in China. The Environmental Protection Law requires the Ministry of Environmental Protection (the “MEP”), to implement uniform supervision and administration of environmental protection work nationwide and establishes national environmental quality standards and pollutants discharge standards. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems.

Through the adoption of the Environmental Impact Assessment Law of China in 2003 and the Rule on Classification for Environmental Impact Assessment of Construction Projects in 2009, the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by the construction project.

C.	Organizational Structure.

 Structural Overview

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we offer total solutions in sponge city construction, including project consulting, design and installation. We mainly conduct our operations in China through our wholly owned subsidiary, Beijing REIT and its subsidiaries in China. We incorporated ReTo Eco-Solutions on August 7, 2015 in the British Virgin Islands as a holding company to develop business opportunities in China. ReTo Eco-Solutions owns all of the outstanding capital stock of REIT Holdings, our wholly owned Hong Kong subsidiary.

Organization Structure and Purpose

RETO Eco-Solutions, Inc. – ReTo Eco-Solutions is our British Virgin Islands holding company.

REIT Holdings (China) Limited – REIT Holdings is our wholly-owned Hong Kong subsidiary.

Beijing REIT Technology Development Co., Ltd. – Beijing REIT is an operating company in China and a wholly- owned subsidiary of REIT Holdings. Its business scope includes research and development and solutions for solid waste (construction waste, fly-ash and mining waste) disposal and reuse.

Xinyi REIT Ecological Technology Co., Ltd. – REIT Ecological is a wholly owned subsidiary of REIT Holdings, its business scope will include research and development and solutions for solid wastes.

REIT Technology Development (America), Inc. – REIT US is a company incorporated in the United States and a wholly owned subsidiary of Beijing REIT. Its business scope includes customer relationship management with the Company’s North American customers, marketing in North America and maintaining relationships with the Company’s partners, such as AGS.

Beijing REIT Ecological Engineering and Technology Co., Ltd. – REIT Technology is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

Gu-an REIT Machinery Manufacturing Co., Ltd. – Gu’an REIT is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes the development, manufacture and distribution of specialized equipment to manufacture construction materials.

Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. – Ruirong is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes manufacturing assembly parts used in specialized equipment to manufacture construction materials.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. – REIT Changjiang is an operating company in China and is owned 84.32% by Beijing REIT and 15.68% by REIT Holdings. Its business scope includes hauling and processing construction and mining waste, with which it produces eco-friendly building products (aggregates, bricks, pavers and tiles) for environmental-friendly uses,

Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. – Dingxuan is an operating company in China and a wholly owned-subsidiary of Beijing REIT. Its business scope includes technical support and consulting services for environmental protection projects.

Hainan REIT Construction Project Co., Ltd. – REIT Construction is an operating company in China and wholly owned subsidiary of REIT Changjiang. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

Horgos Ta-REIT Environment Technology Co., Ltd. – Horgos Ta-REIT is an operating company in China and a wholly owned subsidiary of REIT Technology. Its business scope includes research, consulting and promotion services of environmental technology, and environmental project design and services.

REIT Xinyi New Material Co., Ltd. - REIT Xinyi is an operating company in China and a 70% owned subsidiary of Beijing REIT. Its business scope will include the manufacture of specialized equipment to produce recycled building products (aggregate, bricks, pavers and tiles) for eco-friendly building.

REIT Q GREEN Machines Private Limited – REIT India is an operating company in India and a 51% owned subsidiary of Beijing REIT. We expect to expand our business in the Indian market through this joint venture with Q Green. Its business scope will include the manufacture of specialized equipment to produce recycled building products (aggregate and bricks) for eco-friendly building.

Corporate Organizational Chart

Corporate History

 Beijing REIT was established on May 12, 1999 under the laws of China with registered capital of RMB 24 million (approximately $3.5 million) and additional paid-in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Since its formation in 1999, Beijing REIT has established several other wholly owned subsidiaries:

●	Gu’an REIT incorporated on May 12, 2008;

●	REIT Technology incorporated on April 24, 2014;

●	Ruirong incorporated on May 12, 2014;

●	Dingxuan incorporated on October 17, 2014; and

●	REIT US incorporated on February 27, 2014.

REIT Changjiang was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). Its original shareholders Hainan Wenchang Mingsheng Investment Cp., Ltd. (“Hainan Wenchang”), which owned 40% and Zhongrong Huanneng Investment (Beijing) Co., Ltd. (“Zhongrong”), which owned 60%. On July 16, 2013, as result of a capital transfer, Zhongrong increased its equity ownership to 79.5% and Hainan Wenchang’s equity ownership was decreased to 20.5%. Zhongrong was owned by the same four individual shareholders of Beijing REIT by trust.

On February 2, 2015, Hainan Wenchang transfered its 20.5% equity ownership to Beijing REIT. On April 20, 2015, Beijing REIT and Zhongrong signed a joint venture agreement with VBI, to turn REIT Changjiang into a joint venture business. In connection with this joint venture agreement, on June 18, 2015, VBI contributed an additional RMB 18.6 million (approximately $2.8 million) to increase the registered capital of REIT Changjiang from RMB 100 million to RMB 118.6 million. On January 10, 2016, Zhongrong signed an equity transfer agreement with Beijing REIT, pursuant to which the shareholders of Zhongrong agreed to transfer all of its equity interests in REIT Changjiang to Beijing REIT. Zhongrong and Beijing REIT are considered under common control since they are owned by the same four individual shareholders. The above-mentioned transactions were considered a reorganization.

During the year ended December 31, 2016, REIT Holdings made a deposit of $565,000 to VBI with the intention to acquire VBI’s 15.68% non-controlling equity interest in REIT Changjiang for $3.3 million. The transaction was completed as of December 31, 2017. As a result, Beijing REIT now holds an 84.32% equity interest in REIT Changjiang and REIT Holdings holds the remaining 15.68% interest.

On June 1, 2015, REIT Construction was incorporated as a wholly owned subsidiary of REIT Changjiang.

On July 14, 2015, Beijing REIT established a new subsidiary, REIT Xinyi. Beijing REIT owns a 70% equity interest in REIT Xinyi, and a minority shareholder Xinyi Transportation owns the remaining 30%.

In February 2016, Beijing REIT established a joint venture, REIT India, together with an Indian company Q Green. The total registered capital of REIT India is approximately $100,000, and Beijing REIT owns a 51% interest.

On August 7, 2015, ReTo Eco-Solutions issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10.

On February 7, 2016, Beijing REIT and its individual original shareholders entered into an equity transfer agreement, pursuant to which these shareholders agreed to transfer all of their ownership interests in Beijing REIT with a carrying value of RMB 24 million (or $3,466,260) to REIT Holdings (the “Transfer”). After this equity transfer, Beijing REIT became a WOFE and amended the registration with SAIC on March 21, 2016. As part of this equity transfer, the Company issued a total of 17,830,000 of its common shares at $0.25 per share to all of the Company’s original shareholders or former shareholders in Beijing REIT. Among total proceeds of $4,457,500 from the share issuance, the Company paid $3,466,260 (approximately RMB 24 million) to the original shareholders of Beijing REIT as the consideration for the transfer of their equity interests in Beijing REIT. Since these shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization.

In September 30, 2016 Liu Kejia, Tech Sources International Enterprises Limited, Hengfang Li, ReTo Eco-Solutions and REIT Changjiang entered into a Convertible Debt Investment Agreement. Pursuant to the Convertible Debt Investment Agreement a loan from Liu Kejia in the amount of RMB 21,240,000 (approximately $3,273,000) was converted into 800,000 common shares of ReTo Eco-Solutions. The shares were issued to satisfy a loan, which was used to improve REIT Chanjiang’s construction materials manufacturing plant.

Further, in December 2016 ReTo Eco-Solutions sold Good Venture Industrial Limited 900,000 common shares for RMB 23,400,000 (approximately $3,600,000). As of December 31, 2016, the Company had not received the funds from the investor and the shares issued were held in escrow. The Company received the funds from the investor in September 2017 and the shares were released from escrow.

On March 2, 2017, REIT Ecological was established in Xinyi as a wholly owned subsidiary of REIT Holdings, with a registered capital of $30 million.

On December 14, 2017, Horgos Ta-REIT was established in Horgos, Xinjiang Province as a wholly owned subsidiary of REIT Technology, with a registered capital of $2,000,000 (approximately $316,450).

D.	Property, Plants and Equipment.

Our headquarters is located at Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Xinxing Industrial Area, Wangjing, Zhaoyang District, Beijing City, People’s Republic of China. We have incorporated nine Chinese domestic operating companies, which are separate legal entities. Our facilities are used for manufacture, sales, marketing and administrative functions. We own twelve of the facilities, and the other nine facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any disputes of property rights or any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Term	Ownership	Space
The company headquarters office	Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Wangjing Xinxing Industrial Area, Chaoyang District, Beijing City	January 2018 - January 2019	Leased	39 sq. m2

Office of Beijing REIT Technology Development Co., Ltd	X-701, X-702, X-704, No. 60, Anli Road, Chaoyang District, Beijing City	March 2011 - August 2018	Leased	658 Sq. m2

Production shop of Gu’an REIT Machinery Manufacturing Co., Ltd (3)	South Region of Gu’an Industrial Area	July 2008 - January 2055	Owned	26695.5 sq. m2.

Office of REIT Xinyi New Material Co., Ltd	No.2-3, Daqiao West Road, Xinyi Economic Development Zone, Xinyi City, Jiangsu Province	July 2015 - July 2018	Leased	300 sq. m2

Production Shop and office of REIT Mingsheng Environment Protection Constructional Material (Changjiang) Co., Ltd (1)	No.1, Development First Road, Xunhuan Economic Industrial Area, Changjiang City, Hainan Province	December 2011 - May 2062	Owned	306000 sq. m2

Office of Beijing Reit Ecological Engineering and Technology Co., Ltd	Room 3396, No.1 Building, No.5 Liufang Nanlijia, Zhaoyang District, Beijing City	April 2017- April 2018	Leased	10 sq. m2.

Office of Nanjing Dingxuan Environment Protection Technology Development Co., Ltd	No.156, Zhuangqiang Jizheng, Gaochun District, Nanjing City	January 2018 - January 2023	Leased	70 sq. m2

Office of Hainan REIT Construction Project Co., Ltd.	Room 901, Block 2, No.7 Building, Heifeng Jiang’an, Meixiangheng Road, Meilan District, Haikou City, Hainan Province	November 2017 - November 2018	Leased	178.22 sq. m2

Production shop and office of Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd	Shengda Bridge West Road North, Guangming Weat Avenue	July 2016 - June 2022	Leased	2970 sq. m2

Land Owned by Reit Xinyi New Material Co., Ltd	West Area of Jizheng Avenue, North Area of Tanggang Road, Economic and Technical Development Zone, Xinyi City, Jiangsu Province	February 2017 - February 2067	Owned	74254.61 sq. m2

Office for the R&D department of Beijing REIT Technology Development Co., Ltd	Units 12001-12002, No. 1 Building, West-side of South 2nd Ring Road, Beilin District, Xi’an City		Owned	245.38 sq. m2

Staff dormitory of REIT Mingsheng Environment Protection Constructional Material (Changjiang) Co., Ltd (2)	Units 01043, 01044, 01045, 01047, 01071, 01075, 010913, No.1 Building, Jinshui International Residence, East-side of the Changjiang Revenue, Shilu Town, Changjiang County, Hainan Province		Owned	396.41 Sq.m2

(1) These properties have been pledged to Industrial & Commercial Bank of China Changjiang Branch for a loan.

(2) These properties have been pledged to Haikou Union Rural Commercial Bank Co., Ltd for a loan.

(3) The land use right and the production shop have been pledged to Beijing Zhongguancun Technology Financing and Guarantee Co., Ltd. for a loan.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

A.	Operating Results

Overview

Our business consists of four business segments, including construction materials production and distribution, machinery and equipment production and sales, municipal construction projects and technological consulting and other services, which accounted for 41%, 55%, 0% and 4% of our total revenue for the year ended December 31, 2017, 41%, 57%, 0% and 3% of our total revenue respectively for year ended December 31, 2016, and 38%,46%, 7% and 9% of our total revenue respectively for year ended December 31, 2015. Our environmentally-friendly construction materials are made from mining waste (iron tailings) and fly-ash and are used for ground works, landscaping, hydraulic engineering projects and wall projects. Our production facilities include factories operated by REIT Changjiang and Gu’an REIT, and we will build a new manufacturing plant for REIT Xinyi in the near future. We have 51 registered patents (seven of which are owned jointly with Luoyang) and four software copyrights in China and have 27 ongoing research and development projects that are crucial for our businesses. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent.

The equipment and machinery we manufacture mostly consist of large-scale automatic environmental protection equipment with hydraulic integration, which can be used to produce various types of eco-friendly construction materials and meet the needs of various ecological projects. In addition, we have entered into the urban ecological construction (sponge cities) business which includes design and construction for urban ecological environments. This business focuses on resource utilization of solid wastes and urban ecological construction.

Our domestic customers are located throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally accounted for approximately 93% and 7%, respectively, of our total sales for the year ended December 31, 2017, approximately 94% and 6%, respectively, of the total sales for the year ended December 31, 2016, , and approximately 90% and 10%, respectively, of the total sales for the year ended December 31, 2015. As of December 31, 2017, our products have been sold in more than 10 countries.

Our primary raw materials in production of construction materials are from iron ore refining, concrete and steel. Our cost of raw materials is relatively stable in recent years. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead costs.

The following table summarizes the results of our operations during the fiscal years ended December 31, 2017, 2016 and 2015, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$35,551	100%	$32,424	100%	$3,127	10%
Cost of goods sold	17,589	49%	18,272	56%	(683)	(4)%
Gross profit	17,962	51%	14,152	44%	3,810	27%
Operating expenses
Selling expenses	1,798	5%	1,581	5%	217	14%
General and administrative expenses	5,308	15%	3,879	12%	1,429	37%
Research and development expense	603	2%	504	2%	99	20%
Total operating expenses	7,709	22%	5,964	18%	1,746	29%
Income from operations	10,253	29%	8,189	26%	2,064	25%
Other income (expenses)
Interest expense, net	(1,013)	(3)%	(1,450)	(4)%	437	(30)%
Other expense, net	167	0%	(283)	(1)%	450	(159)%
Total other income (expenses)	(846)	(2)%	(1,733)	(5)%	888	(51)%
Income before income taxes	9,407	26%	6,455	20%	2,951	46%
Provision for income taxes	(2,760)	(8)%	(1,952)	(6)%	808	41%
Net income	$6,647	19%	$4,503	14%	$2,144	48%

	2016		2015
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$32,424	100%	$17,384	100%	$15,040	87%
Cost of goods sold	18,272	56%	9,265	53%	9,007	97%
Gross profit	14,152	44%	8,119	47%	6,033	74%
Operating expenses
Selling expenses	1,581	5%	1,462	8%	119	8%
General and administrative expenses	3,879	12%	2,608	15%	1,271	49%
Research and development expense	504	2%	458	3%	46	10%
Total operating expenses	5,964	18%	4,528	26%	1,436	32%
Income from operations	8,188	26%	3,591	21%	4,597	128%
Other income (expenses)
Interest expense, net	(1,450)	(4)%	(1,032)	(6)%	(418)	40%
Other expense, net	(283)	(1)%	93	1%	(376)	(404)%
Total other income (expenses)	(1,733)	(5)%	(939)	(5)%	(794)	85%
Income before income taxes	6,455	20%	2,652	15%	3,803	143%
Provision for income taxes	(1,952)	(6)%	(296)	(2)%	(1,656)	559%
Net income	$4,503	14%	$2,356	14%	$2,147	91%

Revenues

Revenues increased by approximately $3.1 million, or 10%, to approximately $35.6 million for the year ended December 31, 2017 from approximately $32.4 million for the year ended December 31, 2016. The increase in net sales was driven by increase of our machinery and equipment products and environmental-friendly construction materials.

Revenues increased by approximately $15.0 million, or 87%, to approximately $32.4 million for the year ended December 31, 2016 from approximately $17.4 million for the year ended December 31, 2015. The increase in net sales was driven by more than twice the sales of our machinery and equipment products and environmental-friendly construction materials.

The following table summarizes the results of revenues by business segments for the fiscal years ended December 31, 2017, 2016 and 2015:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	December 31, 2017		December 31, 2016		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$14,485	41%	$13,167	40%	$1,318	10%
Construction materials	19,456	55%	18,425	57%	1,031	6%
Municipal construction	250	-	-	-	250	-
Technological consulting services	1,360	4%	833	3%	527	63%
Total	$35,551	100%	$32,424	100%	$3,127	10%

	December 31, 2016		December 31, 2015		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$13,166	40%	$6,549	38%	$6,617	101%
Construction materials	18,425	57%	7,941	46%	10,484	132%
Municipal construction	-	-	1,250	7%	(1,250)	-100%
Technological consulting services	833	3%	1,644	9%	(811)	-49%
Total	$32,424	100%	$17,384	100%	$15,040	87%

Machinery and Equipment

Revenue from machinery and equipment increased by $1.3 million, or 10%, from $13.2 million for the year ended December 31, 2016 to $14.5 million for the year ended December 31, 2017. We sold 18 production lines and 33 large equipment sets to customers for the year ended December 31, 2017, compared to 32 production lines and 20 large equipment sets sold during fiscal 2016. The increase is mainly due to the Company being able to maintain the sales of traditional equipment models while promoting new automated machine models

Revenue from machinery and equipment increased by $6.6 million, or 101%, from $6.5 million for the year ended December 31, 2015 to $13.2 million for the year ended December 31, 2016. We sold 32 production lines and 20 large equipment sets to customers for the year ended December 31, 2016, compared to 15 production lines and 10 large equipment sets sold during fiscal 2015. The increase is mainly due to increased customer demand for our new machinery model released in 2016, which has higher capacity compared to our prior models, with more automated functions.

Construction materials

Sales of our environmental-friendly construction materials increased by $1.0 million or 6% for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase was mainly due to the increased sales of our customized construction material products, good business relationships with well-developed wholesale customers and construction companies. Our overall sales volume was approximately 5.0 million square meters of brick and block in fiscal 2017 and 2016, respectively. The overall average selling prices in fiscal 2017 slightly increased by approximately 3% from fiscal 2016 due to we are able to sell more customized products.

Sales of our environmental-friendly construction materials increased by $10.5 million or 132% for the year ended December 31, 2016 as compared to the year ended December 31, 2015. During fiscal 2016, we started to introduce our customized construction material products to the market and we increased our selling efforts to expand our market to other areas of Hainan province, and developed wholesale customers other than construction companies. As a result, our overall sales volume doubled from approximately 2.4 million square meters of brick and block in fiscal 2015 to 5.0 million square meters of brick and block in fiscal 2016. In addition, we are able to set higher selling price due to customization of the products. The overall average selling price in fiscal 2016 increased by approximately 13% from fiscal 2015. Both the increase in the sales volume and higher selling price contributed to our increased sales in fiscal 2016.

Municipal construction

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects is recognized based on percentage of completion method. Revenue from municipal construction projects increased by $0.25 million in fiscal 2017 as compared to fiscal 2016 due to we had one municipal construction project in fiscal 2017, and we did not have municipal construction projects in fiscal 2016.

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects is recognized based on percentage of completion method. Revenue from municipal construction projects decreased by $1.3 million in fiscal 2016 as compared to fiscal 2015 because we did not have municipal construction projects in fiscal 2016, but we were engaged in two municipal construction projects in fiscal 2015.

Technological consulting services

We started to provide environmental-protection related consulting services to customers in the second half of 2016. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports reviewing and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. Revenue from our consulting service agreements with our customers range from approximately $100,000 to $250,000 per agreement.

Revenue from technology consulting service increased by $0.5 million, or 63%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016. This increase resulted from more consulting contacts obtained in 2017 as in 2016. Revenue from technology consulting service decreased by $0.8 million, or 49%, for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This decrease resulted from the Company not obtaining as many new contracts in 2016 as in 2015.

Cost of goods sold

Our cost of goods sold decreased by approximately $0.7 million or 4% to approximately $17.6 million for the year ended December 31, 2017 from approximately $18.3 million for the year ended December 31, 2016. The decrease in cost of goods sold was mainly due to the decrease of the costs of our construction materials. As a percentage of revenues, the cost of goods sold decreased by approximately 7% to 49% in fiscal 2017 from 56% in fiscal 2016, which was mainly attributable to less raw material cost for our construction materials in fiscal 2017.

Our cost of goods sold increased by approximately $9.0 million or 97% to approximately $18.3 million for the year ended December 31, 2016 from approximately $9.3 million for the year ended December 31, 2015. The increase in cost of goods sold was due to increased sales volume in our construction materials and equipment and machinery in fiscal 2016. We incurred more raw material costs, labor costs and overhead costs to produce these products to meet customer demand and fulfill the sales orders. As a percentage of revenues, the cost of goods sold increased by approximately 3% to 56% in fiscal 2016 from 53% in fiscal 2015, which was mainly attributable to increased raw material cost and labor cost in fiscal 2016.

Gross profit

Our gross profit increased by approximately $3.80 million, or 27%, to approximately $18.0 million for the year ended December 31, 2017 from approximately $14.1 million for the year ended December 31, 2016. Gross profit margin was 51% for fiscal 2017, as compared with 44% in fiscal 2016. The increase in gross profit margin by 7% was primarily attributable to increased gross profit in construction material segment due to a higher average selling price.

Our gross profit increased by approximately $6.0 million, or 74%, to approximately $14.1 million for the year ended December 31, 2016 from approximately $8.1 million for the year ended December 31, 2015. Gross profit margin was 44% for fiscal 2016, as compared with 47% in fiscal 2015. The decrease in gross profit margin by 3% was primarily attributable to increased raw material costs in the construction material segments and increases in the labor cost in the technology consulting service segment. In addition, the municipal construction segment contributed 42% gross margin to the Company in fiscal 2015, however, the Company did not have revenue from this segment in fiscal 2016.

Our gross profit and gross margin by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$7,789	54%	$7,743	59%	$46	(5)%
Construction material	9,156	47%	6,109	33%	3,047	14%
Municipal construction	90	36%	-	-%	90	36%
Technological consulting services	928	68%	318	38%	610	30%
Total	$17,962	51%	$14,152	44%	$3,793	7%

	2016		2015		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$7,743	59%	$3,200	49%	$4,543	10%
Construction material	6,091	33%	3,101	39%	2,990	(6)%
Municipal construction	-	-	524	42%	(524)	(42)%
Technological consulting services	318	38%	1,294	79%	(976)	(41)%
Total	$14,152	44%	$8,119	47%	$6,033	(3)%

Gross profit for machinery and equipment products increased by approximately $0.1 million to approximately $7.8 million for the year ended December 31, 2017 as compared to $7.7 million for fiscal 2016. Gross profit margins for this segment were 54% and 59%, respectively for fiscal 2017 and 2016. Machinery and equipment represented the second largest portion of our total sales in fiscal 2017 and the largest portion of our sales in fiscal 2016. The gross margin decreased by 5%, which was due to the increase costs of goods sold during fiscal 2017.

Gross profit for machinery and equipment products increased by approximately $4.5 million to approximately $7.7 million for the year ended December 31, 2016 as compared to $3.2 million for fiscal 2015. Gross profit margins for this segment were 59% and 49%, respectively for fiscal 2016 and 2015. Machinery and equipment represented the second largest portion of our total sales in both fiscal 2016 and 2015. The gross margin increased by 10% which was due to increased sales from our new model RT with higher gross margin.

Gross profit for construction materials was approximately $9.2 million for the year ended December 31, 2017 compared to approximately $6.1 million for the year ended December 31, 2016. The gross profit margin for this segment was approximately 47% for the year ended December 31, 2017 as compared to 33% for the year ended December 31, 2016. The gross margin increase was mainly due to significant increased sales in fiscal 2017.

Gross profit for construction materials was approximately $6.0 million for the year ended December 31, 2016 compared to approximately $3.1 million for the year ended December 31, 2015. The gross profit margin for this segment was approximately 33% for the year ended December 31, 2016 as compared to 39% for the year ended December 31, 2015. The gross profit margin decrease was mainly due to higher raw material cost in fiscal 2016.

Gross profit for the municipal construction project segment was $0.1 and $0 million for the years ended December 31, 2017 and 2016, respectively. In fiscal 2017, the Company had one project with a gross margin of 36%. However, the Company did not have revenue from the municipal construction segment in fiscal 2016.

Gross profit for the municipal construction project segment was $0 and $0.5 million for the years ended December 31, 2016 and 2015, respectively. In fiscal 2015, the Company had two projects with gross margin of 58% and 31%, respectively. However, the Company did not have revenue from the municipal construction segment in fiscal 2016.

Gross profit for consulting services increased by $0.1 million for the year ended December 31, 2017 as compared to fiscal 2016, which was consistent with the increase in revenue in fiscal 2017. The gross margin was 68% for the year ended December 31, 2017 as compared to 38% for the year ended December 31, 2016. The gross margin increase was due to the salaries paid to the employees who performed the services, which is the only cost for consulting services.

Gross profit for consulting services decreased by $1.0 million for the year ended December 31, 2016 as compared to fiscal 2015, which was consistent with the decrease in revenue in fiscal 2016. The gross margin was 38% for the year ended December 31, 2016 as compared to 79% for the year ended December 31, 2015. The gross margin decrease was due to the increased salary and commissions paid to technical consulting personnel involved in the projects.

Selling expenses.

For fiscal 2017, our selling expenses were $1.8 million, representing a 14% increase from fiscal 2016. The increase was mainly due to higher sales commission expenses in fiscal 2017 and more marketing activities were incurred during fiscal 2017. As a percentage of sales, our selling expenses were 5% and 5% for the years ended December 31, 2017 and 2016, respectively, which was consistent over the years.

For fiscal 2016, our selling expenses were $1.6 million, representing a 8% increase from fiscal 2015. As a percentage of sales, our selling expenses were 5% and 8% of total revenues for the years ended December 31, 2016 and 2015, respectively. The decrease in selling expenses as a percentage of revenue was primarily attributable to two factors: (1) lower commission expenses in fiscal 2016 due to the fact that the Company started to sell products internationally to wholesalers instead of using our own sales forces, therefore the Company incurred less commissions paid to its sales team and (2) more customers picked up the products from our factory directly, which resulted in reduction in our shipping and handling costs.

General and administrative expenses.

For fiscal 2017, our general and administrative expenses were $5.3 million, representing an approximate increase of $1.4 million compared to fiscal 2016. As a percentage of revenues, general and administrative expenses were 15% and 12% of our total revenues for the years ended December 31, 2017 and 2016, respectively. The significant increase in general and administrative expenses was mainly due to $1.8 million higher bad debt expense incurred and increased consulting fees of $1 million in fiscal 2017.

For fiscal 2016, Our general and administrative expenses increased by approximately $1.3 million or 49%, to approximately $3.9 million for the year ended December 31, 2016 from approximately $2.6 million for the year ended December 31, 2015. As a percentage of revenues, general and administrative expenses were 12% and 15% of our total revenues for the years ended December 31, 2016 and 2015, respectively. The significant increase in general and administrative expenses was mainly due to $0.8 million higher bad debt expense incurred in fiscal 2016, together with other general increase in the salary and office expenses.

For accounts receivable aged under six months, the Company typically considered collectible and will not be provided with any allowance; accounts receivable aged from 7 to 9 months will be reserved at 5% of the outstanding balance; accounts receivable aged from 10 to 12 months will be reserved at 20%; and, accounts receivable aged over 1 year will be reserved at 100%. Below is the aging schedule of accounts receivable as of December 31, 2017 and 2016.

	December 31, 2017	December 31, 2016
Accounts Receivable Age:
Less than 3 months	$9,750,037	$9,003,044
From 4 to 6 months	2,997,637	2,596,716
From 7 to 9 months	2,489,463	2,212,867
From 10 to 12 months	2,139,354	1,430,461
Over 1 year	2,942,722	705,128
Bad debt reserved	(1,815,927)	(741,187)
Accounts Receivable, net	$18,503,286	$15,207,029

The Company assessed that the bad debt reserve of $1,815,927 was adequate as of December 31, 2017 based on specific customers’ facts and circumstances, especially the subsequent collection information. As of March 31, 2018, the amount of the subsequent collection of the outstanding receivable as of December 31, 2017 is as follows:

	December 31, 2017	Subsequent collection up-to April 20, 2018	% of collection
AR less than 3 months	$9,750,037	$895,772	9.2%
AR aged from 4 to 6 months	2,997,637	232,383	1.0%
AR aged from 7 to 9 months	2,489,463	245,597	9.9%
AR aged from 10 to 12 months	2,139,354	761,637	35.6%
AR over 1 year	2,942,722	1,514,531	51.5%
Bad debt reserved	(1,815,927)	-	-
AR net	$18,503,286	$3,649,920	18.0%

The increase of accounts receivable aged over 1 year was mainly due to the increase of the accounts receivable balance from sales of machinery and equipment, and sales of construction materials. The customers with potential collection issues were not the same for both balance sheet dates and none of those customers are related parties. The Company believes that its current accounts receivable bad debt reserve is adequate based on its ongoing assessment.

Based on the assessment of customers’ credit and ongoing relationships, our payment terms typically range from 90 days to 1 year. Days sales outstanding for the years ended December 31, 2017 and 2016 were 186 and 137 days, respectively.

The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues will have a negative impact on its collectability. The Company’s business has continued to grow and demands for its equipment and its environmental friendly technology has been increasing. Thus, it does not believe the collection issues will impact its liquidity adversely.

In addition, a significant increase of $310,401 in the allowance for doubtful accounts was related to advances to suppliers balance as of December 31, 2017. At each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records a specific allowance for those advances based on the specific facts and circumstances. As of March 31, 2018, $1,003,551 or approximately 42% out of total $2,381,882 advances to suppliers as of December 31, 2017 have been subsequently utilized through the receipt of raw materials or construction materials.

Research and development expenses.

Our research and development expenses were approximately $0.6 million, $0.5 million and $0.5 million years ended December 31, 2017, 2016 and 2015, respectively.

Interest expense, net.

Our interest expense (net) decreased by approximately $0.4 million, to approximately $1.0 million for the year ended December 31, 2017, from approximately $1.4 million for the year ended December 31, 2016. The decrease of the interest expense was due to less borrowings during fiscal 2017.

Our interest expense (net) increased by approximately $0.4 million, to approximately $1.4 million for the year ended December 31, 2016, from approximately $1.0 million for the year ended December 31, 2015. The Company capitalized $469,086 interest in fiscal 2015 on construction projects, but did not capitalize any interest in fiscal 2016 because the related projects were fully completed prior to fiscal 2016.

Income before income taxes

Our income before income taxes was approximately $9.4 million for the year ended December 31, 2017, an increase of approximately $2.9 million as compared to approximately $6.5 million for the year ended December 31, 2016. The increase was primarily attributable to increased sales and gross margin, offset by the increased selling expense and general and administrative expense as discussed above.

Our income before income taxes was approximately $6.5 million for the year ended December 31, 2016, an increase of approximately $3.8 million as compared to approximately $2.7 million for the year ended December 31, 2015. The increase was primarily attributable to increased sales and gross margin, offset by the increased selling expense and general and administrative expense as discussed above.

Provision for income taxes

For 2017, 2016 and 2015, Beijing REIT was recognized as a High-Tech Enterprise by the Chinese government and subject to a favorable income tax rate of 15%. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue can be exempt from income tax. For fiscal year 2017 and 2016, REIT Changjiang did not receive such exemption for the year ended December 31, 2016. The following table reconciles the impact of the favorable tax rate for the years ended December 31, 2017, 2016 and 2015.

	For the year ended December 31, 2017
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$2,661,251	$5,967,365	$971,218	$9,599,835
Income tax at statutory rate of 25%	665,313	1,491,841	242,805	2,399,959
Income tax at favorable rates	399,188	1,491,841	242,805	2,133,834
Tax saving from favorable rates	266,125	-	-	266,125
Consolidated income before tax				9,406,865
Effect of favorable income tax rate				2.8%
Effective income tax rate				29.3%

	For the year ended December 31, 2016
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$1,587,887	$4,433,782	$167,008	$6,188,677
Income tax at statutory rate of 25%	396,971	1,108,446	41,752	1,547,169
Income tax at favorable rates	238,183	1,108,446	4,237	1,350,866
Tax saving from favorable rates	158,788	-	37,515	196,303
Consolidated income before tax				6,455,436
Effect of favorable income tax rate				3.0%
Effective income tax rate				30.2%

	For the year ended December 31, 2015
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$179,435	$1,139,017	$1,059,296	$2,377,748
Income tax at statutory rate of 25%	44,859	284,754	264,824	594,437
Income tax at favorable rates	26,915	170,852	27,192	224,959
Tax saving from favorable rates	17,944	113,902	237,632	369,478
Consolidated income before tax				2,651,375
Effect of favorable income tax rate				13,9%
Effective income tax rate				11.2%

Our provision for income taxes was approximately $2.8 million for the year ended December 31, 2017, an increase of approximately $0.8 from approximately $2.0 million for the year ended December 31, 2016. The increase in income tax provision was a result of increased taxable income for the year ended December 31, 2017. The effective tax rates were 29.3% and 30.2% for the years ended December 31, 2017 and 2016, respectively. The decrease in effective tax rate is mainly due to the increased benefit arising from favorable tax rates.

Our provision for income taxes was approximately $2.0 million for the year ended December 31, 2016, an increase of approximately $1.7 from approximately $0.3 million for the year ended December 31, 2015. The increase in income tax provision was a result of increased taxable income for the year ended December 31, 2016. The effective tax rates were 30.2% and 11.2% for the years ended December 31, 2016 and 2015, respectively. The increase in effective tax rate is mainly due to the decreased benefit arising from favorable tax rates.

B.	Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. REIT Holdings, our wholly owned subsidiary established in Hong Kong, owns Beijing REIT and REIT Ecological, which Beijing REIT in turn owns our assets through its subsidiaries in China, India and the United States. We may need dividends and other distributions in equity from our subsidiaries, including the China Operating Companies to satisfy our liquidity requirements. Current Chinese regulations permit our China Operating Companies to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our China Operating Companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our China Operating companies may also allocate a portion of their after-tax profits based on Chinese accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

As of December 31, 2017 and 2016, we had outstanding loans of approximately $14.9 million and $16.4 million from various banks in China, respectively. To secure these debts, we have pledged our land use rights in Changjiang County, Hainan Province, as well as the buildings on aforesaid land and 9 other properties to our lenders. Our assets outside of China are not used as collateral.

Further, two loans governing part of the current debts incurred by Beijing REIT and REIT Changjiang have restrictions on their abilities to pay dividends, and any future financing arrangements may impose such restrictions as well, for example, lenders may impose future restrictions by requiring full repayment of the debt owed by us before we can pay dividends or make other payments. We cannot assure you that our other China Operating Companies will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

As of December 31, 2017 and 2016, we had cash and cash equivalents of approximately $10.9 million and $1.6 million, and restricted cash of approximately $0 million and $0.2 million, respectively. As of December 31, 2017 and 2016, $2,018,199 and $1,581,404 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The cash balance held in the Hong Kong bank accounts was $51,634 and $8,730 as of December 31, 2017 and 2016, respectively. The cash balance held in BVI bank accounts was $8,774,608 and $197,079 as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Company held $3,356 and $146 of cash balances within the United States, respectively, which was below the FDIC insurance limits of $250,000.

Substantially all of our operations are conducted in China and are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict the ability to convert RMB into U.S. Dollars.

As of December 31, 2017 and 2016, our current assets were approximately $33.6 million and $21.1 million, respectively, and our current liabilities were approximately $26.6 million and $28.1 million, respectively.

Under applicable Chinese regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under Chinese law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (“SAFE”), not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.”

Further, two loans governing part of the current debts incurred by Beijing REIT and REIT Changjiang have restrictions on their abilities to pay dividends, and although instruments governing the current debts incurred by our other China Operating Companies do not have restrictions on their abilities to pay dividends or make other payments to us and we do not foresee any changes based on the terms of existing debt agreements, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our other China Operating Companies and their ability to pay dividends out of their earnings. We cannot assure you that our other China Operating Companies will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, capital contribution from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Based on our current operating plan, we believe that our existing resources, including cash generated from operations, proceeds from the existing shareholders’ contributions, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance our short-term loans from certain banks will have a significant negative impact on our normal business operations. In addition, our related parties including our major shareholders and affiliated companies are willing to provide us financial support. However, we may have negative cash flow in the future. If this occurs, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

During fiscal 2017, we repaid approximately $12.0 million of bank loans upon maturity. We also borrowed approximately $9.8 million new bank loans from various banks in China. Lack of sufficient financial support from local banks or our related parties could potentially affect our capital expenditure and expansion of business. Our failure to refinance any bank loan may have a significant negative impact on our normal business operations.

On August 2, 2016, ReTo issued a total of 17,830,000 common shares at $0.25 per share to all of the Company’s original shareholders or former shareholders of Beijing REIT. The parties involved included the Company’s original shareholders, their family members and individual or companies who hold shares for them. Since the shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization. The Company believes it is appropriate to reflect these share issuances as nominal stock issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented. Among total proceeds of $4,457,500 from the share issuance, the Company paid $3,466,260 (approximately RMB 24 million) to the original shareholders of Beijing REIT to buy back their equity interests in Beijing REIT as part of reorganization. The extra $0.9 million was contributed by the original shareholders to the holding company to pay for the various professional expenses of its planned initial public offering and was treated as capital contribution by the original shareholders.

In September 2016, the Company issued 800,000 shares of the Company’s common stock to settle a loan payable to an unrelated third party in the amount of RMB21,240,000 (approximately $3.2 million). The shares were valued at $4 per share because it was considered the fair value of the Company’s share that the investor was willing to convert the loan to.

In addition, in December 2016, the Company issued 900,000 common shares to an unrelated investor, at a price of $4 per share for a total proceeds of approximately $3,600,000. On September 17, 2107, the Company receive the full $3.6 for the common shares from the investor at a price of $4 per share. The Company used $3.3 million of the proceeds to acquire VBI who owned a 15.68% equity interest in REIT Changjiang. The Company received the funds from the investor in September 2017 and the shares were released from escrow.

On November 29, 2017, we completed initial public offering (“IPO”) of 3,220,000 shares of its common stock at a public offering price of $5.00 per share. The gross proceeds from the offering were approximately $16.1 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $14.3 million. In connection with the offering, the Company's common stock began trading on the NASDAQ Capital Market beginning on November 29, 2017 under the symbol "RETO".

Years ended December 31, 2017, 2016 and 2015

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	December 31, 2017	December 31, 2016	December 31, 2015
Net cash provided by operating activities	$2,535	$3,938	$1,858
Net cash used in investing activities	(7,374)	(9,301)	(5,163)
Net cash provided by financing activities	14,235	6,653	1,721
Effect of exchange rate changes on cash and cash equivalents	(128)	(228)	85
Net increase in cash and cash equivalents	9,268	1,062	(1,499)
Cash and cash equivalents, beginning of period	1,595	533	2,032
Cash and cash equivalents, end of period	$10,863	$1,595	$533

Operating Activities

Net cash provided by operating activities was approximately $2.5 million for the year ended December 31, 2017, compared to cash provided by operating activities of approximately $3.9 million for year ended December 31, 2016. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	The increase of net income of $2.1 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

●	Tax payable increased by approximately $1.0 million for the fiscal 2017 as compared with fiscal 2016 due to higher tax provision made for the year ended December 31, 2017.

And offset by the following factors:

●	Accounts receivable increased by approximately $3.3 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016 due to increased sales in fiscal 2017.

●	Accounts payable decreases by approximately $1.9 million for fiscal 2017 as compared to fiscal 2016 due to the Company paid off more payable balances during fiscal 2017.

 Net cash provided by operating activities was approximately $3.9 million for the year ended December 31, 2016, compared to cash provided by operating activities of approximately $1.9 million for year ended December 31, 2015. The increase in net cash provided by operating activities was primarily attributable to the following factors:

●	The increase of net income of $2.15 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

●	The increase of non-cash adjustment on bad debt provision of $0.8 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015 due to more bad debt provisions being provided in fiscal 2016.

●	Advances from customers increased by approximately $3 million for fiscal 2016 as compared to fiscal 2015 which is consistent with the fact that the Company had more customers than in fiscal 2015 and the Company requested more customer deposits for working capital purposes.

●	Tax payable increased by approximately $1.6 million for the fiscal 2016 as compared with fiscal 2015 due to higher tax provision made for the year ended December 31, 2016.

And offset by the following factors:

●	Accounts receivable increased by $6 million when comparing fiscal 2016 to the same period of 2015, due to the increased sales in 2016 and consistent payment terms when comparing to 2015.

●	Advances to suppliers increase by approximately $1.1 million for fiscal 2016 as compared to fiscal 2015. The Company had $1.8 million prepayment for the construction materials as of December 31, 2016 for the future production, while the Company only had $0.1 million prepayment on construction material as of December 31, 2015.

Investing Activities

Net cash used in investing activities was approximately $7.4 million for the year ended December 31, 2017, During the year ended December 31 2017, the Company paid $4.7 million on the construction in progress (“CIP”) projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi, and made the payment to acquire non-controlling interests of Changjiang REIT of $2.7 million.

Net cash used in investing activities was approximately $9.3 million for the year ended December 31, 2016, During the year ended December 31 2016, the Company paid $9.4 million on the construction in progress (“CIP”) projects to build a new factory facility for the Company’s subsidiary REIT Xinyi. In addition, the Company spent approximately $1.7 million in purchasing the land use right for REIT Xinyi for the year ended December 31, 2016.

Net cash used in investing activities was approximately $5.2 million for the year ended December 31, 2015, including a $2.7 million investment on the CIP project.

Financing Activities

Net cash provided by financing activities was approximately $14.2 million for the year ended December 31, 2017, including proceeds from bank loans of $9.8 million, repayment of bank loans of $12.0 million, repayment of bank notes of $0.7 million, gross proceeds from IPO of $16.1 million, with payment of direct costs of $1.8 million, proceeds from private placement of $3.6 million, and net payment to related party of $0.9 million.

Net cash provided by financing activities was approximately $6.7 million for the year ended December 31, 2016, including proceeds from bank loans of $8.3 million, repayment of bank loans of $8.7 million, aggregated proceeds from share issuances of $4.5 million, payments made to original shareholders of Beijing REIT of $3.5 million, proceeds from investor loan of $3.2 million, and capital contribution from minority shareholder of $2.2 million.

Net cash provided by financing activities was approximately $1.7 million for the year ended December 31, 2015, primarily including proceeds from bank loans of $5.6 million, repayment of bank loans of $7.9 million and capital contribution from minority shareholders of $2.9 million.

As of December 31, 2017, the details of all our bank loans and bank acceptance notes payable were as follows:

(All amounts in U.S. dollars)

No.	Type	Contracting Party	Expiration Date	Amount	Effective Interest rate
1	Short-term Bank Loan	China Merchants Bank	June, 2018	$3,074,000	prevailing interest rate for one-year loan, plus 10 basis points
2	Short-term Bank Loan	Beijing Bank	January, April, July,2018	$4,611,000	prevailing interest rate for one-year loan, plus 20 basis points for $768,500, and 4.785% for $768,500 and $768,500, and 5.655% for $2,305,500, respectively
3	Short-term Bank Loan	Changjiang Agriculture Credit Union	December, 2018	$122,960	9%
4	Long-term Bank Loan	Industrial and Commercial Bank of China	September, 2019	$7,411,564	prevailing interest rate for a 6-year loan, plus 29 basis points

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, including the discounting of bills/notes receivable, we should be able to sustain our operations at our current levels using the profits generated from operations through at least the next twelve months. We will consider additional borrowing based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Statutory Reserves

Under Chinese regulations, all of our subsidiaries in China may pay dividends only out of their accumulated profits, if any, determined in accordance with accounting principles generally accepted in China (“China GAAP”). In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain SAFE approval for loans to a non-Chinese consolidated entity. We have certain debt agreements that are secured with collateral on our land use right, projects under construction and real properties, and among those debt agreements, two of them have restrictions on our abilities to pay dividends. To the extent we wish to transfer pledged property, we are able to do so subject to the obligation that we settle the loan obligation.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2017, 2016 and 2015.

(All amounts in thousands of U.S. dollars)	December 31, 2017	December 31, 2016	December 31, 2015
Statutory Reserves	$1,989	$1,034	350
Total Restricted Net Assets	$1,989	$1,034	350
Consolidated Net Assets	$51,629	$28,302	19,090
Restricted Net Assets as Percentage of Consolidated Net Assets	3.9%	3.7%	1.8%

Total restricted net assets accounted for approximately 3.8%, 3.7% and 1.8% of our consolidated net assets as of December 31, 2017, 2016 and 2015, respectively. As our subsidiaries in China usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $4.7, $9.3 million and $5.2 million for the years ended December 31, 2017, 2016 and 2015, respectively for purchases of equipment and conducting our construction in progress (“CIP”) projects construction in connection with our business activities.

In 2015, the Company formed a new subsidiary REIT Xinyi together with a 30% noncontrolling interest shareholder Xinyi Transportation and plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly bricks for road pavement and building construction use. The project is expected to be fully completed by May 2019. As of December 31, 2017, the remaining capital commitment was approximately $1.7 million for the related construction.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our IPO to fund capital expenditure commitments in the future.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, our payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Based on the assessment of customers’ credit and ongoing relationships, our payment terms typically range from 90 days to 1 year. Days sales outstanding for the years ended December 31, 2017 and 2016 were 186 and 137 days, respectively. Our days sales outstanding were consistent for both year 2017 and 2016.

Revenue Recognition

The Company currently generates its revenues from the following main sources:

●	Revenue from machinery and equipment sales

The Company provides installation service in connection with product sales. The Company evaluates them as a single arrangement and determines whether the arrangement contains more than one unit of accounting in accordance with the standard ASC 605, “Multiple-Deliverable Revenue Arrangement”. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis and (2) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If both criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

The Company considers the installation and product sales as single delivered element based on the fact that there are no other third parties who can provide installation service for the equipment the Company sells in the market and the delivered machinery and equipment have little to no value to the customers without the installation service. In addition, the Company does not provide any installation service to its customers without product sales. Thus there is no reliable fair value for the installation service on a stand-alone basis. Accordingly, the revenue is recognized when the product is delivered and installation is completed since the criteria for multiple-deliverable revenue arrangements in ASC 605 are not met.

The Company allows certain customers to retain approximately 5-20% of the agreed purchase or installation price as security retention for one year after the Company delivers products and provides services. The Company considers this one-year term as a warranty period for the Company’s products sold and services rendered. Revenue was recognized when the product is delivered and installation is completed and security retention was recorded in account receivable on our balance sheets. Historically, the Company has not experienced significant customer complaints on products sold or services provided. No customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as of December 31, 2017 and December 31, 2016 based on historical experience. As of December 31, 2017 and December 31, 2016, there were $8,204,126 and $787,518 related to the security retention included in the account receivable balance, respectively.

●	Revenue from construction materials sales

Revenue from sales of construction materials is recognized, net of estimated provisions for sales allowances, when the products are shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

●	Revenue from municipal construction projects

Revenue for construction contracts was recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for the contract. Contract costs included all direct material, labor costs, equipment and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs were charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. $250,422 and $0 revenue were recognized from construction projects for the years ended December 31, 2017 and December 31, 2016.

Revenue from claims and unapproved change orders is recorded only to the extent that contract costs relating to the claim have been incurred and the amounts have been received or awarded. For the year ended December 31, 2017 and December 31, 2016, no revenue has been recognized from claims or unapproved change orders.

●	Revenue from technological consulting and other services

Revenues from technological consulting and other services are recognized when services are rendered and contract amounts are earned.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2017 and December 31, 2016. As of June 30, 2017, the tax years ended December 31, 2012 through December 31, 2016 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

C.	Research and Development, Patent and Licenses, etc.

Please refer to Item 4 Subparagraph B, “Information on the Company—Business Overview—Research and Development” and “—Intellectual Property Rights.”

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements.

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements.

F.	Tabular Disclosure of Contractual Obligations.

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The Company’s subsidiaries lease office spaces under operating leases. Operating lease expense amounted to $89,785, $196,330 and $264,696 for the years ended December 31, 2017, 2016 and 2015.

The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations, as of December 31, 2017, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Twelve month ending December 31,
2018	$68,044
2019	10,360
2020	10,360
2021	10,360
2022	5,180
Total	$104,304

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed

Hengfang Li (1) (2)	55	Chief Executive Officer and Chairman of the Board	April 19, 2016(8)

Guangfeng Dai (1) (2)	57	Chief Operating Officer and Director	November 7 2016

Zhizhong Hu (1) (2)	55	Chief Technology Officer and Director	November 7, 2016

Yuxia Jia (1)	41	Chief Financial Officer	Not Applicable

Xingchun Wang (1) (3) (5) (6) (7)	48	Director	November 7, 2016

Zhi Li (1) (3) (5)(6) (7)	55	Director	November 7, 2016

Sophia Liu (1) (4) (5)	39	Director	November 7, 2016

Austin Huang (1) (4) (6) (7)	60	Director	November 7, 2016

(1)	The individual’s business address is c/o Beijing REIT Technology Development Co., Ltd. X-702, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director whose term expires at the 2019 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2018 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2020 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

(8)	Mr. Li’s appointment was affirmed by the shareholders on November 7, 2016.

Hengfang Li. Mr. Li has served as the Chief Executive Officer and Chairman of ReTo Eco-Solutions since April 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a Master degree in Engine Studies from Beijing Institute of Technology. Mr. Li was nominated as a director because of his experience serving as an executive in the construction materials industry and has extensive knowledge, experience and relationships in China’s construction materials industry.

Guangfeng Dai. Mr. Dai has served as the Chief Operating Officer and Director of ReTo Eco-Solutions since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his Master degree in Automobile Engineering from Beijing Institute of Technology. Mr. Dai was nominated as a director because of his operations and management experience and of his knowledge of our Company as a long-term executive of Beijing REIT.

Zhizhong Hu. Mr. Hu has served as the Chief Technology Officer and Director of ReTo Eco-Solutions since November 2016. Mr. Hu has served as Beijing REIT’s Chief Technology Officer and Director since 2000. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his Bachelor’s Degree in Mechanical Engineering from Nanjing University of Science and Technology. Mr. Hu was nominated as a director because of his experience in research and development.

Yuxia Jia. Ms. Jia has served as the Chief Financial Officer of ReTo Eco-Solutions since September 2016. Ms. Jia joined Beijing REIT in November 2000 as an accountant, and in September 2005 Ms. Jia was promoted to Chief Financial Officer. Between July 1997 and October 2000, she worked as a cashier and accounting assistant for Beijing Shengda High-Tech Development Co., Ltd. Ms. Jia received her Associate’s degree in accounting from China Agricultural University in 2015.

Xingchun Wang. Mr. Wang has served as an independent director of ReTo Eco-Solutions since November 2016. Since November 2015, Mr. Wang has been the general manager of the investment development department of Chengzhi Shareholding Co., Ltd, a Shenzhen Stock Exchange listed company (stock code: 000990). Between May 2014 and October 2015, Mr. Wang served as the deputy general manager and secretary to the board of Beijing Huaxiang Lianxin Technology Co., Ltd. Between June 2010 and April 2014, Mr. Wang worked as Chief Financial Officer, director and secretary to the board of Beijing Dongbiao Electric Shareholding Co., Ltd. Between May 2009 and June 2010, Mr. Wang worked as the deputy general manager of Beijing Qinchuan Dadi Investment Co., Ltd. Mr. Wang is a member of China Certified Public Accountants and a member of China Certified Tax Accountant. Mr. Wang holds a Bachelor’s Degree in Accounting from Shanxi Finance and Economic College, and a Master’s Degree in Economics from Northwest University of Politics and Law. Mr. Wang was nominated as a director because of his knowledge in accounting, investments and management.

Zhi Li. Dr. Li has served as an independent director of ReTo Eco-Solutions since November 2016. Since December 2013, Dr. Li has been vice president and director of risk management of Heling Investment Management Beijing Co., Ltd. Between June 2010 and December 2013, Mr. Li served as general manager of the forest finance and international business department of China Forestry Equity Exchange. Between April 2004 and June 2010, Dr. Li worked as deputy director of China Zhongrui Yuehua Accounting Firm. Between September 2002 and March 2004, Dr. Li was a visiting scholar of the business school of Columbia University. Dr. Li is a member of China Certified Public Accountants. Mr. Li holds a Ph.D in Economics from Xiamen University. Dr. Li was nominated as a director because of his experience in accounting, economics and management.

Sophia Liu. Ms. Liu has served as an independent director of ReTo Eco-Solutions since November 2016. Since January 2012, Ms. Liu has been assistant vice president of corporate finance of Alexandria Real Estate Equities Inc. (NYSE: ARE). Between April 2010 and January 2012, Ms. Liu served as assistant vice president of internal audit of East West Bank (NYSE: EWBC). Between December 2004 and April 2010, Ms. Liu worked as manager for the assurance advisory business services of Ernst & Young, LLP. Ms. Liu is a member of American Institute of Certified Public Accountants (AICPA). Ms. Liu received her Master’s Degree in Accounting from University of Southern California. Ms. Liu was nominated as a director because of her experience in accounting and auditing.

Austin Huang. Dr. Huang has served as an independent director of ReTo Eco-Solutions since November 2016. Dr. Huang has served as the Principal Engineer for Merit Engineering, Inc. since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Mr. Huang has served as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a Master’s Degree and Ph.D. in Geotechnical Engineering from University of Wisconsin. Dr. Huang was nominated as a director because of his experience in geotechnical engineering, including, slope stability, soil infiltration and retaining walls that are areas applicable to our sponge city projects.

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

B.	Compensation.

Executive Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers are measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

In 2017, we expensed an aggregate of approximately $86,876 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services on the Board of Directors. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive option grants from our Company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year. We did not pay our non-employee directors compensation in 2017, because we completed our IPO in December 2017.

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors.. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors were reelected at our 2017 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2018 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2019 annual general meeting of shareholders and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the board of directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Xingchum Wang, Zhi Li, Sophia Liu and Austin Huang are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and Chief Financial Officer serve on the Board as they play key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our Company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Xingchun Wang and Zhi Li serve on all three committees, Austin Huang serves on the nominating and compensation committee, Sophia Liu serves on the audit committee. At this time, Xingchun Wang chairs the nominating committee; Sophia Liu chairs the audit committee; and Austin Huang chairs the compensation committee. Sophia Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company

●	appointing officers and determining the term of office of the officers;

●	fixing the emoluments of officers;

●	exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;

●	designating committees of directors;

●	executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and

●	determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

D.	Employees.

Our Employees

As of December 31, 2017 we employed 212 people on a full-time basis, comprised of 21 employees in management, 32 employees in procurement, sales and marketing, 33 employees in research and development, 91 employees in manufacturing and installation and 35 employees in administration. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2017, we contributed approximately $258,492 and $199,079 to the employee benefit plans and social insurance, respectively. In 2016, we contributed approximately $239,230 and $148,962 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Employment Agreements

Under Chinese laws, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three years, provided that either party may terminate the agreement on 60 days notice and a salary to be paid monthly, subject to certain limitations. The agreements also provide that the executive officers are to work an average of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with Chinese laws and regulations and our internal work policies. Under such agreements, our executive officers may be terminated for cause without further compensation. During the agreement and for three years afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Hengfang Li

We entered into an employment agreement with Hengfang Li effective September 1, 2016, providing for Mr. Li to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Li’s employment agreement, Mr. Li is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 168,000 (approximately $24,200); and

●	Reimbursement of reasonable business expenses.

Mr. Li’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Li’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Guangfeng Dai

We entered into an employment agreement with Guangfeng Dai effective September 1, 2016, providing for Mr. Dai to serve as the Company’s Chief Operating Officer. Under the terms of Mr. Dai’s employment agreement, Mr. Dai is, among other matters, to support the Company’s CEO in developing, executing and managing the Company’s business plan with an emphasis on operations and sales in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 156,000 (approximately $22,500); and

●	Reimbursement of reasonable business expenses.

Mr. Dai’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Dai’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Dai is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Zhizhong Hu

We entered into an employment agreement with Zhizhong Hu effective September 1, 2016, providing for Mr. Hu to serve as the Company’s Chief Technology Officer. Under the terms of Mr. Hu’s employment agreement, Mr. Hu is, among other matters, to create overall technology standards and practices, build the Company’s technology team and manage data systems and effectiveness in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 156,000 (approximately $22,500); and

●	Reimbursement of reasonable business expenses.

Mr. Hu’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Hu’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hu is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Yuxia Jia

We entered into an employment agreement with Yuxia Jia effective September 1, 2016, providing for Ms. Jia to serve as the Company’s Chief Financial Officer. Under the terms of Ms. Jia’s employment agreement, Ms. Jia is, among other matters, to setup and oversee all financial and operational controls and metrics of the Company, maintain responsibility for all financial operations of the Company and develop and direct financial plans for the strategic growth of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 102,000 (approximately $14,700); and

●	Reimbursement of reasonable business expenses.

Ms. Jia’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Ms. Jia’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Ms. Jia is required to keep trade secrets confidential during the course of her employment and for a period of 36 months following the termination of her employment. Her employment contract also contains a non-compete clause for a duration of 24 months following her employment.

E.	Share Ownership.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 25, 2018, for:

●	each of our directors and named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership prior is based on 22,760,000 common shares outstanding as of the date of this annual report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and executive officers:
Hengfang Li (1)	10,688,418	46.9%
Guangfeng Dai (2)	780,632	3.4%
Zhizhong Hu (3)	780,632	3.4%
Yuxia Jia	90,000	* %
Xingchun Wang	0	*
Zhi Li	0	*
Sophia Liu	0	*
Austin Huang	0	*
All directors and executive officers as a group (8 persons):	12,339,682	53.7%

*	Less than 1%.
(1)	Chairman and Chief Executive Officer. Includes: (i) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 9,117,154 common shares held by 15 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Li owns 40% of the company.
(2)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the company.
(3)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Hu owns 20% of the company.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 25, 2018, for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 22,760,000 common shares outstanding as of the date of this annual report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Other 5% or greater beneficial owners
Great Deal International Development Limited (1)	3,903,161	17.1%
Good Venture Industrial Limited (2)	1,750,000	7.7%
Other 5% or greater beneficial owners as a group	5,653,161	24.8%

(1)	Represents 3,903,161 shares directly held by Great Deal International Development Limited, a Hong Kong limited liability company whose shareholders include Mr. Hengfang Li (40%), Guangfeng Dai (20%), and Zhizhong Hu (20%). Mr. Li, Dai, and Hu hold 40%, 20%, and 20%, respectively, voting and investment power over the shares held. These are the same shares.
(2)	Represents 1,750,000 shares directly held by Good Venture Industrial Limited, a Hong Kong limited liability company controlled by Feng Wu.

B.	Related Party Transactions.

As of December 31, 2017 and 2016, the balances due to related parties were as follows:

	December 31, 2017	December 31, 2016
Mr. Hengfang Li - (1)	$375,697	$1,199,620
Total	$375,697	$1,199,620

As of December 31, 2017 and 2016, the acquisition deposit made to related parties were as follows:

	December 31, 2017	December 31, 2016
Shareholder of noncontrolling interest –Venture Business International Limited (“VBI”) - (2)	$-	$565,000
Total	$-	$565,000

(1)	Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed.

(2)

As of December 31, 2016, the Company made a deposit of $565,000 to VBI with the intention to acquire VBI, who owns a 15.68% noncontrolling equity interest in REIT Changjiang for $3.6 million. The transaction was completed as of December 31, 2017.

The Company’s principal shareholders also provided personal guarantees for the Company’s short-term bank loans.

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Ecology Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor's right is RMB 25,000,000.

C.	Interests of experts and counsel.

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See information provided in response to Item 18 below.

Legal and Administrative Proceedings

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation that are generally contractual in nature.  Recently, Beijing REIT became the defendant in a lawsuit in which the plaintiff was seeking RMB 656,000 from Beijing REIT (approximately $101,000). In addition, a judgment was entered against Beijing REIT in the amount of RMB 821,162.58 (approximately $126,000), Beijing REIT appealed the judgment, but its appeal was not successful and Beijing REIT paid RMB 821,162.58 to the plaintiff on December 4, 2017. We do not believe this lawsuit and satisfied judgment will have a material adverse effect on the Company.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT and REIT Ecological. Current Chinese regulations permit our China Operating Companies to pay dividends to REIT Holdings only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Further, two loans governing part of the current debts incurred by Beijing REIT and REIT Changjiang have restrictions on their abilities to pay dividends, and any future financing arrangements may impose such restrictions as well. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our China Operating Companies are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the China Enterprise Income Tax Law (“EIT Law”) and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Beijing REIT and REIT Ecological are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the Chinese central government and governments of other countries or regions where the non-Chinese-resident enterprises are incorporated.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company. See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

B.	Significant Changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offer and listing details.

Our common shares have been listed on the NASDAQ Capital Market since November 29, 2017 under the symbol “RETO.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Price per share of common shares:
	High	Low
Annual highs and lows
Fiscal year 2017 (from November 29, 2017)	$12.75	$5.94

Quarterly highs and lows
Fourth quarter 2017 (from November 29, 2017)	$12.75	$5.94
First quarter 2018	$11.32	$6.29
Second quarter 2018 (through April 24, 2018)	$9.13	$5.51

Monthly highs and lows
November 2017	$12.48	$8.3
December 2017	$12.75	$5.94
January 2018	$11.32	$6.29
February 2018	$10.69	$6.81
March 2018	$9.88	$7.31
April 2018 (through April 24, 2018)	$9.13	$5.51

B.	Plan of distribution.

Not applicable for annual reports on Form 20-F.

C.	Markets.

Our common shares are listed on the NASDAQ Capital Market under the symbol “RETO.”

D.	Selling shareholders.

Not applicable for annual reports on Form 20-F.

E.	Dilution.

Not applicable for annual reports on Form 20-F.

F.	Expense and issue.

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A.	Share Capital.

Not applicable for annual reports on Form 20-F.

B.	Memorandum and Articles of Association.

We incorporate by reference the description of our Memorandum and Articles of Association, as currently in effect in the British Virgin Islands, set forth in our registration statement on Form F-1, declared effective on November 28, 2017 (File No. 333-219709).

C.	Material Contracts.

Other than described elsewhere in this annual report, we did not have any other material contracts.

D.	Exchange Controls.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Circular 37

On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, Chinese residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in Circular 37.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC, Ministry of Commerce and SAFE.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Chinese Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their Chinese subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such Chinese subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the Chinese subsidiaries, both of which are subject to the governmental approval.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

E.	Taxation.

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Haneberg Hurlbert PLC, our U.S. and British Virgin Islands counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law and British Virgin Islands tax law, and of DeHeng Law Offices (Beijing Office), our China counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

China Enterprise Income Tax

According to the Enterprise Income Tax Law of China (the “EIT Law”), which was promulgated on March 16, 2007, became effective on January 1, 2008 and last amended on February 24, 2017, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

On January 29, 2016, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (2016 Version) (the “Certifying Measures”), which retroactively became effective on January 1, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Beijing REIT was granted the high and new technology enterprise (“HNTE”) qualification valid until December 2019. There can be no assurance, however, that Beijing REIT will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Beijing REIT’s “high and new technology enterprise” status in the future.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ReTo and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the EIT Rules define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, on April 22, 2009 which provides that a foreign enterprise controlled by a Chinese company or a Chinese company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if all of the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in China;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in China;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and

●	half or more than half of the enterprise’s directors or senior management with voting rights frequently reside in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since ReTo does not have a Chinese enterprise or enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a China “resident enterprise” by the Chinese tax authorities.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

China Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals in China engaging in the sale of goods, the provision of processing, repair and assembly services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The amount of VAT payable is calculated as “output VAT” minus “input VAT” and the rate of VAT for the China Operating Companies is as follows: 17% for Beijing REIT; 17% for Gu’an REIT; 3% for Dingxuan; 6% for REIT Technology; 6% for REIT Construction; 17% for Ruirong; 17% for Xinyi; and 17% for REIT Changjiang for sales of our goods. On April 4, 2018, Ministry of Finance and State Administration of Taxation collectively promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, pursuant to which a taxpayer engaging in a taxable sales activity for the value-added tax purpose or imports of goods, the previous applicable 17% and 11% tax rates are adjusted to 16% and 10% respectively, and exported goods originally subject to 17% and 11% tax rates and export rebate rate, will be subject to 16 % and 10% tax rate and export rebate rate.

People’s Republic of China Taxation

Under the EIT Law which became effective on January 1, 2008 and was amended on February 24, 2017, and EIT Rules which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On January 29, 2016, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (2016 Version), which retroactively became effective on January 1, 2016, provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Beijing REIT was granted the HNTE qualification valid for three years commencing on December 22, 2016. There can be no assurance, however, that Beijing REIT will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Beijing REIT’s “high and new technology enterprise” status in the future. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our Chinese subsidiaries. The EIT Law and Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a Chinese subsidiary to its equity holders that are non-resident enterprises, will normally be subject to Chinese withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a Chinese “resident enterprise” under the China tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held common shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2017. Our actual PFIC status for the current taxable years ending December 31, 2017 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our IPO. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted tax basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your tax basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621 to report your ownership of our common shares as well as distributions received on the common shares, any gain realized on the disposition of the common shares, any PFIC elections you would like to make in regard to the common shares, and any information required to be reported pursuant to such an election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to common shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable IRS Form W-8BEN.

F.	Dividends and Paying Agents.

Not applicable for annual reports on Form 20-F.

G.	Statement by Experts.

Not applicable for annual reports on Form 20-F.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.retoeco.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.	Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates.

As of December 31, 2017, we had $14.9 million in outstanding debt borrowings, with an effective interest rate of 4.785 % to 9%. As of December 31, 2016, we had $16.4 million in outstanding debt borrowings, with an effective interest rate of 4.4% to 8%.

As of December 31, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 3,780,960 ($581,134) lower/higher, respectively, mainly as a result of higher/lower interest expenses incurred on the outstanding debt borrowings.

As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 1,088,073 ($163,755) lower/higher, respectively, mainly as a result of higher/lower interest expenses incurred on the outstanding debt borrowings.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. In 2017, the average exchange rate for US$ against Chinese RMB has changed significantly from US$1.00 for RMB 6.6441 in fiscal 2016 to US$1.00 for RMB 6.7568  in fiscal 2017. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2016, our revenue, cost of goods sold and total expenses, including selling expenses, general administrative expenses and research and development expenses, for the year ended December 31, 2017 would increase by approximately $0.6 million, $0.3 million and $0.1 million, respectively.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Credit Risk

As of December 31, 2017, we had cash and cash equivalents of $ 10.86 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Commodity Risk

As a developer and manufacturer of construction materials and equipment, our Company is exposed to the risk of an increase in the price of raw materials. We historically have been able to pass on price increases to customers by virtue of pricing terms that vary with changes in raw material prices such as steel and cement, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

Item 12. Description of Securities Other Than Equity Securities

With the exception if Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the company does not have any American Depository Shares.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10.B – Additional Information – Memorandum and articles of association” for a description of the rights of securities holders, which remain unchanged.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

As of December 31, 2017 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee and Financial Expert

The company’s Board of Directors has determined that Ms. Sophia Liu qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The company’s Board of Directors has also determined that Ms. Liu and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. We have filed our code of ethics as an exhibit to our registration statement on Form F-1, declared effective on July 27, 2017 (File No. 333-217355). The code is also available on our official website under the investor relations section at www.retoeco.com

Item 16C. Audit-Related Fees

Audit Fees

During fiscal 2017 and 2016, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $ 250,000 and $ 220,000, respectively.

Audit-Related Fees

During fiscal 2017 and 2016, the company paid Friedman LLP $ 25,000 and nil respectively for audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Friedman LLP for tax services in fiscal 2017, 2016 and 2015.

All Other Fees

The company has not paid Friedman LLP for any other services in fiscal 2017, 2016 and 2015.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the company to render audit or non-audit services, the engagement was approved by the company’s audit committee. All services rendered by Friedman LLP have been so approved.

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2017.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value.

Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the company to follow their home country practice rather than this shareholder approval requirement. The company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

In order to qualify for the exemption set forth in Rule 5615(a)(3), we must promptly notify NASDAQ of our intention to utilize our home country practice of the British Virgin Islands by providing NASDAQ a written statement from independent counsel licensed in the British Virgin Islands. The written statement provided to NASDAQ must state that the British Virgin Islands does not have an equivalent to NASDAQ’s 20% rule and that our current practice is both legal and an accepted business practice in the British Virgin Islands. We have not determined whether we will follow our home practice of not obtaining shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Therefore, currently there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq rules.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Translation of January 31, 2016 Equity Transfer Agreement by and between Hengfang Li and REIT Holdings (China) Limited (1)

4.2	Translation of January 31, 2016 Equity Transfer Agreement by and between Degang Hou and REIT Holdings (China) Limited (1)

4.3	Translation of January 31, 2016 Equity Transfer Agreement by and between Guangfeng Dai and REIT Holdings (China) Limited (1)

4.4	Translation of January 31, 2016 Equity Transfer Agreement by and between Zhizhong Hu and REIT Holdings (China) Limited (1)

4.5	Translation of February 2, 2015 Equity Transfer Agreement by and between Hainan Wenchang Minghsheng Investment Co., Ltd. and the shareholders of Beijing REIT Technology Development Co., Ltd (1)

4.6	Translation of April 20, 2015 Capital Investment Agreement by and between Beijing REIT Technology Development Co., Ltd. and Venture Business International Limited (1)

4.7	Translation of January 10, 2016 Equity Transfer Agreement by and between Beijing REIT Technology Development Co., Ltd. and Zhongrong Environmental Energy Investment (Beijing) Co., Ltd (1)

4.8	Translation of Supplementary Agreement Establish REIT Xinyi (1)

4.9	REIT India Joint Venture Agreement (1)

4.10	Translation of Employment Agreement with Hengfang Li (1)

Exhibit
4.11	Translation of Employment Agreement with Guangfeng Dai (1)

4.12	Translation of Employment Agreement with Yuxia Jia (1)

4.13	Translation of Employment Agreement with Zhizhong Hu (1)

4.14	Translation of June 16, 2016 loan agreement between Beijing REIT Technology Development Co., Ltd. and China Merchants Bank Co., Ltd (1)

4.15	Translation of July 25, 2016 loan agreement between Beijing REIT Technology Development Co., Ltd. and Beijing Bank (1)

4.16	Translation of September 2013 loan agreement between REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. ChangJiang Branch (1)

4.17	Translation of September 2013 mortgage agreement between REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. Changjiang Branch (1)

4.18	Form of Indemnification Escrow Agreement (1)

4.19	Translation of Convertible Debt Investment Agreement by and between Liu Kejia, Tech Sources International Enterprises Limited, Li Hengfang, ReTo Eco-Solutions, Inc. and REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co. Ltd. (1)

4.20	Translation of Convertible Debt Investment Agreement by and between Good Venture Industrial Limited, ReTo Eco-Solutions, Inc. and REIT Holdings Co., Limited (1)

4.21	Translation of REIT Xinyi Phase 1 Construction Agreement (1)

4.22	Joint Patent Agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (1)

4.23	Translation of June 7, 2017 Loan Agreement between China Merchants Bank Co., and Beijing REIT Technology Development Co., Ltd. (1)

4.24	Translation of Indemnification Agreement for Housing Provident Fund (1)

Exhibit
4.25	Summary Translation of October 23, 2017 loan agreement between Beijing REIT, Beijing Zhongguancun Technology Financing & Guarantee Co., Ltd and Bank of Beijing Co., Ltd Shuangxiu Branch

8.1	List of Subsidiaries

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer of Reto Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the ReTo Eco-Solutions, Inc.’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-219709) initially filed on August 4, 2017 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ HENGFANG LI
Hengfang Li
Chief Executive Officer

Date: April 25, 2018

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the stockholders of

ReTo Eco-Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-Solutions, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2015.

New York, New York

April 25, 2018

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016
ASSETS
Current Assets:
Cash and cash equivalents	$10,863,040	$1,594,594
Restricted cash	-	230,400
Accounts receivable, net	18,503,286	15,207,029
Advances to suppliers, net	1,847,637	1,882,408
Inventories	1,611,836	1,308,526
Acquisition deposit	-	565,000
Prepaid expenses and other current assets	774,665	356,498
Total Current Assets	33,600,464	21,144,455

Property, plant and equipment, net	39,833,280	34,160,330
Intangible assets, net	7,401,550	7,092,370
Other assets	-	174,829
Deferred tax assets	296,535	89,015
Total Assets	$81,131,829	$62,660,999

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loans, net	$7,540,381	$5,734,666
Long term bank loans-current portion	4,460,524	4,391,260
Bank notes payable	-	720,000
Advances from customers	7,078,609	7,924,658
Deferred revenue	520,872	507,200
Accounts payable	2,506,484	4,405,118
Accrued and other liabilities	716,960	915,307
Taxes payable	3,352,512	2,310,902
Due to related parties	375,697	1,199,620
Total Current Liabilities	26,552,039	28,108,731

Long term bank loans	2,951,040	6,249,600
Total Liabilities	29,503,079	34,358,331

Commitments and Contingencies

Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 22,760,000 and 18,640,000 shares issued and outstanding as of December 31, 2017 and 2016*	22,760	18,640
Additional paid-in capital	42,278,252	23,741,828
Statutory reserve	1,989,475	1,033,524
Accumulated earnings	5,246,950	224,512
Accumulated other comprehensive loss	(216,414)	(1,728,096)
Total RETO Eco Solutions Inc. Stockholders’ Equity	49,321,023	23,290,408

Noncontrolling interest	2,307,727	5,012,260
Total Equity	51,628,750	28,302,668

Total Liabilities and Equity	$81,131,829	$62,660,999

* Retroactively restated for effect of stock recapitalization

 The accompanying notes are an integral part of these consolidated financial statements

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2017	2016	2015

Revenues	$35,551,016	$32,424,269	$17,384,373
Cost of goods sold	17,588,738	18,272,017	9,265,313
Gross Profit	17,962,278	14,152,252	8,119,060

Operating Expenses
Selling expenses	1,797,926	1,580,825	1,462,144
General and administrative expenses	5,308,079	3,878,709	2,607,846
Research and development expenses	603,445	503,688	458,246
Total Operating Expenses	7,709,450	5,963,222	4,528,236

Income from Operations	10,252,828	8,189,030	3,590,824

Other Expense:
Interest expense	(1,012,960)	(1,450,389)	(1,032,329)
Other income (expense)	166,997	(283,205)	92,880
Total Other Expense, net	(845,963)	(1,733,594)	(939,449)

Income Before Income Taxes	9,406,865	6,455,436	2,651,375

Provision for Income Taxes	2,760,080	1,952,356	295,760

Net Income	6,646,785	4,503,080	2,355,615
Less: net income attributable to noncontrolling interest	668,396	399,559	41,270
Net income attributable to ReTo Eco-Solutions, Inc.	$5,978,389	$4,103,521	$2,314,345

Net Income	$6,646,785	$4,503,080	$2,355,615
Other Comprehensive Income (loss):
Foreign currency translation income (loss)	2,109,103	(1,699,975)	(905,144)
Comprehensive Income	8,755,888	2,803,105	1,450,471
Less: comprehensive income (loss) attributable to noncontrolling interest	1,265,817	(26,394)	(65,195)
Comprehensive income attributable to ReTo Eco-Solutions, Inc.	$7,490,071	$2,829,499	$1,515,666

Earnings per share
Basic and diluted	$0.35	$0.25	$0.13

Weighted average number of shares
Basic and diluted *	19,130,137	18,043,836	17,840,000

* Retroactively restated for effect of stock recapitalization

The accompanying notes are an integral part of these consolidated financial statements

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

			Additional		Accumulated	Accumulated Other
	Common Stock		paid-in	Statutory	Earnings	Comprehensive	Noncontrolling	Total
	Shares*	Amount	Capital	Reserve	(Deficit)	Income (Loss)	Interest	Equity
Balance at January 1, 2015	17,840,000	$17,840	$16,453,112	$102,964	$(5,262,794)	$344,605	$3,022,508	$14,678,235

Conversion of shareholder loan to capital	-	-	3,325,019	-	-	-	-	3,325,019
Net income	-	-	-	-	2,314,345	-	41,270	2,355,615
Appropriations to statutory reserve	-	-	-	246,699	(246,699)	-	-	-
Change in noncontrolling interest in REIT Changjiang:
-Withdrawal of capital by original minority shareholder in REIT Changjiang	-	-	(289,987)	-	-	-	(3,035,032)	(3,325,019)
-Capital contribution by new minority shareholder in REIT Changjiang	-	-	63,244	-	-	-	2,849,516	2,912,760
Capital contribution by a noncontrolling shareholder in REIT Xingyi	-	-	-	-	-	-	48,240	48,240
Foreign currency translation adjustment	-	-	-	-	-	(798,679)	(106,465)	(905,144)

Balance at December 31, 2015	17,840,000	$17,840	$19,551,388	$349,663	$(3,195,148)	$(454,074)	$2,820,037	$19,089,706

Net income	-	-	-	-	4,103,521	-	399,559	4,503,080
Appropriation to statutory reserve	-	-	-	683,861	(683,861)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,274,022)	(425,953)	(1,699,975)
Additional capital contributed by original shareholders (see Note 15)	-	-	991,240	-	-	-	-	991,240
Additional capital contribution by noncontrolling shareholder in REIT Xinyi	-	-	-	-	-	-	2,218,617	2,218,617
Conversion of loan payable to common stock	800,000	800	3,199,200	-	-	-	-	3,200,000

Balance at December 31, 2016	18,640,000	$18,640	$23,741,828	$1,033,524	$224,512	$(1,728,096)	$5,012,260	$28,302,668

Net income	-	-	-	-	5,978,389	-	668,396	6,646,785
Appropriation to statutory reserve	-	-	-	955,951	(955,951)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,511,682	597,421	2,109,103
Acquisition of Noncontrolling interest in REIT Changjiang	-	-	670,350	-	-	-	(3,970,350)	(3,300,000)
Private placement sale of stock	900,000	900	3,599,100	-	-	-	-	3,600,000
Share issuance - IPO, net	3,220,000	3,220	14,266,974	-	-	-	-	14,270,194

Balance at December 31, 2017	22,760,000	22,760	42,278,252	1,989,475	5,246,950	(216,414)	2,307,727	51,628,750

* Retroactively restated for effect of stock recapitalization

The accompanying notes are an integral part of these consolidated financial statements

RETO ECO-SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,646,785	$4,503,080	$2,355,615
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from disposal of property and equipment	-	-	(12,598)
Deferred tax benefit	(194,045)	(44,685)	(45,448)
Depreciation and amortization	1,566,739	1,361,260	1,257,220
Bad debt provisions	876,924	1,101,698	311,331
Changes in operating assets:
Accounts receivable	(3,174,381)	(7,451,292)	(5,353,931)
Advances to suppliers	198,355	(1,761,639)	1,206,987
Inventories	(207,182)	745,161	353,894
Other assets	(320,500)	6,281	(15,751)
Changes in operating liabilities:
Advances from customers	(1,328,663)	3,028,340	(368,457)
Deferred revenue	(19,733)	(20,067)	(21,400)
Accounts payable	(2,113,907)	231,012	1,809,758
Billings in excess of costs and estimated earnings	-	(174,038)	65,924
Taxes payable	853,072	2,078,982	420,593
Accrued and other liabilities	(248,546)	333,863	(105,410)
Net cash provided by operating activities	2,534,918	3,937,956	1,858,327

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from property and equipment disposal	-	-	17,655
Addition of property, equipment and construction in progress	(4,639,003)	(9,372,067)	(2,709,343)
Purchase of intangible assets	-	(1,681,870)	-
Deposit made for planned acquisition of minority interest	-	(565,000)	-
Acquisition of minority interest	(2,735,000)	-	-
Collection (payment) on project deposit	-	2,317,700	(2,471,700)
Net cash used in investing activities	(7,374,003)	(9,301,237)	(5,163,388)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	9,767,793	7,597,297	-
Deferred financing costs paid	-	(98,774)	-
Proceeds from long-term bank loans	-	752,500	5,617,500
Repayment of short-term bank loans	(8,244,905)	(6,772,500)	(4,250,197)
Repayment of long-term bank loans	(3,799,654)	(1,962,331)	(3,624,960)
Proceeds from (repayment of) bank notes, net	(739,984)	-	802,500
Proceeds received from stock issuance for reorganization	-	4,457,500	-
Payments to original shareholders of Beijing REIT	-	(3,466,260)	-
Proceeds from investor loan	-	3,200,000	-
Gross proceeds from Initial Public Offering – stock issuance	16,100,000	-	-
Direct costs disbursed from Initial Public Offering proceeds	(1,829,806)	-	-
Proceeds from private placement sale of stock	3,600,000	-	-
Proceeds from (repayment of) related party loans, net	(854,401)	817,495	424,019
Capital contribution from noncontrolling shareholders	-	2,218,617	2,912,760
Change in restricted cash, net	236,795	(90,300)	(160,500)
Net cash provided by financing activities	14,235,838	6,653,244	1,721,122

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(128,307)	(227,996)	85,022

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,268,446	1,061,967	(1,498,917)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,594,594	532,627	2,031,544

CASH AND CASH EQUIVALENTS, END OF YEAR	$10,863,040	$1,594,594	$532,627

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$997,948	$1,430,901	$1,237,325
Income tax paid	$1,903,343	$719,479	$34,867

Non-Cash Financing Activities
Conversion of investor loan to equity	$-	$3,200,000	$3,325,019
Withdrawal of capital by original minority shareholder in REIT Changjiang	$-	$-	$(3,325,019)

The accompanying notes are an integral part of these consolidated financial statements

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“RETO” or the “Company”) is a limited liability company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

RETO owns 100% equity interest of REIT Holdings (China) Limited (“REIT Holdings”), a limited liability company established in Hong Kong.

Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) was established on May 12, 1999 under the laws of PRC, with the registered capital of RMB 24 million (approximately $3.5 million) and additional paid in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Over the years, Beijing REIT has established five other subsidiaries consisting: Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”) was incorporated on May 12, 2008; Beijing REIT Eco Engineering Technology Co., Ltd. (“REIT Eco Engineering”) was incorporated on April 24, 2014; Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”) was incorporated on May 12, 2014; Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. (“Dingxuan”) was incorporated on October 17, 2014; and REIT Technology Development (America), Inc. (“REIT US”) was incorporated on February 27, 2014.

Gu’an REIT is the main operating entity focusing on the development and distribution of specialized equipment for industrial waste processing. Ruirong manufactures parts and accessories used in specialized equipment to manufacture construction materials, while the other subsidiaries are relatively new and have limited activities.

On February 7, 2016, Beijing REIT and its individual original shareholders entered into an equity transfer agreement, pursuant to which these shareholders agreed to transfer all of their ownership interests in Beijing REIT with a carrying value of RMB 24 million (or $3,466,260) to REIT Holdings (the “Transfer”) (see Note 15). After this equity transfer, Beijing REIT became a Wholly Foreign-Owned Enterprise (“WOFE”) and amended the registration with the State Administration for Industry and Commerce (“SAIC”) on March 21, 2016. As part of this equity transfer, the Company issued a total of 17,830,000 of its common shares at $0.25 per share to all of the Company’s original shareholders or former shareholders in Beijing REIT. Among total proceeds of $4,457,500 from the share issuance, the Company paid $3,466,260 (approximately RMB 24 million) to the original shareholders of Beijing REIT as the consideration for the transfer of their equity interests in Beijing REIT. Since these shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization. The Company believes it is appropriate to reflect these share issuances as nominal stock issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

REIT Mingsheng Environmental Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). REIT Changjiang is engaged in hauling and processing construction and mining waste, with which it produces recycled aggregates and bricks for environmental-friendly uses. On January 10, 2016, Zhongrong Huanneng Investment (Beijing) Co., Ltd. (“Zhongrong”) signed an equity transfer agreement with Beijing REIT, pursuant to which the shareholders of Zhongrong agreed to transfer all of its equity interests held on behalf of four individual shareholders in REIT Changjiang to Beijing REIT. At the time of the transfer, REIT Changjiang was controlled in majority (84.32%) by the same four individual shareholders as those of Beijing REIT. Zhongrong and Beijing REIT are considered under common control since they are owned by the same four individual shareholders. As a result of the above transaction, Beijing REIT holds an 84.32% equity interest in REIT Changjiang and Venture Business International (“VBI”), a British Virgin Islands company holds the remaining 15.68% interest.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

For accounting purposes, the above mentioned transactions were accounted for in a manner similar to a recapitalization. RETO and its wholly owned subsidiary REIT Holdings, which now owns all of the interests of Beijing REIT, as well as REIT Changjiang which were effectively controlled by the same majority shareholders of Beijing REIT. Therefore, RETO, REIT Holdings, Beijing REIT and REIT Changjiang are all considered under common control. Accordingly, the consolidation of Beijing REIT and REIT Changjiang into RETO has been accounted for at carrying value and prepared on the basis as if the aforementioned reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

During the year ended December 31, 2016, REIT Holdings made a deposit of $565,000 to VBI with the intention to acquire VBI’s 15.68% non-controlling equity interest in REIT Changjiang for $3.3 million. The transaction was completed as of December 31, 2017. As a result, REIT Changjiang is now a wholly owned subsidiary of the Company.

On June 1, 2015, Hainan REIT Construction Project Co., Ltd. (“REIT Construction”) was incorporated as a wholly owned subsidiary of REIT Changjiang.

On July 15, 2015, Bejing REIT established a new subsidiary, REIT Xinyi New Material Co., Ltd. (“REIT Xinyi”) wherein Beijing REIT owns 70% equity interest, with the remaining 30% owned by a noncontrolling shareholder.

In February 2016, Beijing REIT established a joint venture, REIT Q GREEN Machines Private Limited (“REIT India”), together with an Indian company Q Green Techcon Private Limited (“Q Green”). Beijing REIT owns 51% equity interest of REIT India.

On March 2, 2017, Xinyi REIT Ecological Technology Co, Ltd (“REIT Ecological”) was incorporated as a wholly owned subsidiary of REIT Holdings.

On December 14, 2017, Horgos Ta-REIT Environment Technology Co., Ltd., (“Horgos Ta-REIT”) was incorporated as a wholly owned subsidiary of REIT Eco Engineering.

The Company, through its subsidiaries, is a manufacturer and distributor of environmental-friendly construction materials, made from industrial and construction waste, as well as equipment used for production of these materials.

In December 2016, the Company issued 900,000 common shares to an unrelated investor, at a price of $4 per share for a total of $3,600,000. As of December 31, 2016, the Company had not received the funds from the investor and the shares were held in escrow. The Company received the funds from the investor on September 17, 2017 and the shares were released from escrow.

On November 29, 2017, the Company completed its initial public offering (“IPO”) of 3,220,000 shares of its common stock at a public offering price of $5.00 per share. The gross proceeds from the offering were approximately $16.1 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $14.3 million. In connection with the offering, the Company’s common stock began trading on the NASDAQ Capital Market beginning on November 29, 2017 under the symbol “RETO”.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements of the Company reflect the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Name of the entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc. (“RETO”)	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	WFOE,100%
Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”)	Gu’an, China	100%
REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”)	Changjiang, China	100%
Beijing REIT Eco-Engineering Technology Co., Ltd. (“REIT Technology”)	Beijing, China	100%
Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”)	Langfang, China	100%
Hainan REIT Construction Project Co., Ltd. (“REIT Construction”)	Haikou, China	100%
REIT Xinyi New Materials Co., Ltd. (“REIT Xinyi”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Technology Development (America), Inc. (“REIT US”)	California, U.S.A	100%
REIT Q GREEN Machines Private Limited (“REIT India”)	India	51%
Xinyi REIT Ecological Technology Co, Ltd (“REIT Ecological”)	Xinyi, China	100%
Horgos Ta-REIT Environment Technology Co., Ltd., (“Horgos Ta-REIT”)	Horgos, China	100%

Noncontrolling interests

As of December 31, 2017, noncontrolling interests represent the noncontrolling shareholders’ proportionate share of equity interests in REIT Xinyi and REIT India.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the percentage of completion method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of December 31, 2017 and 2016, the Company had restricted cash of $0 and $230,400, respectively, related to the bank acceptance notes payable.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Advances to Suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances amounted to $534,245 and $542,151 as of December 31, 2017 and 2016, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Property	30–50 years
Machinery equipment	5–15 years
Transportation vehicles	5–10 years
Office equipment and furniture	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

Intangible Assets

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership”. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	45-49 years
Software	10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets recorded for the years ended December 31, 2017, 2016 and 2015.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2017 and 2016, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at December 31, 2017 and 2016 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Revenue Recognition

The Company currently generates its revenues from the following main sources:

●	Revenue from machinery and equipment sales

The Company provides installation service in connection with product sales. The Company evaluates them as a single arrangement and determines whether the arrangement contains more than one unit of accounting in accordance with the standard ASC 605, “Multiple-Deliverable Revenue Arrangement”. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis and (2) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If both criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company considers the installation and product sales as single delivered element based on the fact that there are no other third parties who can provide installation service for the equipment the Company sells in the market and the delivered machinery and equipment have little to no value to the customers without the installation service. In addition, the Company does not provide any installation service to its customers without product sales. Thus there is no reliable fair value for the installation service on a stand-alone basis. Accordingly, the revenue is recognized when the product is delivered and installation is completed since the criteria for multiple-deliverable revenue arrangements in ASC 605 are not met.

The Company allows certain customers to retain approximately 5-20% of the agreed purchase or installation price as security retention for one year after the Company delivers products and provides services. The Company considers this one-year term as a warranty period for the Company’s products sold and services rendered. Revenue was recognized when the product is delivered and installation is completed and security retention was recorded in account receivable on our balance sheets. Historically, the Company has not experienced significant customer complaints on products sold or services provided. No customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as of December 31, 2017 and 2016 based on historical experience. As of December 31, 2017 and 2016, there were $557,919 and $787,518 related to the security retention included in the account receivable balance, respectively.

●	Revenue from construction materials sales

Revenue from sales of construction materials is recognized, net of estimated provisions for sales allowances, when the products are shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

●	Revenue from municipal construction projects

Revenue for construction contract was recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for the contract. Contract costs included all direct material, labor costs, equipment and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs were charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Revenue recognized from construction projects was $250,422 and $0 for the years ended December 31, 2017 and 2016, respectively. For the year ended December 31, 2015, the Company recognized revenue of $1,249,699 from the contract when the project was completed.

Revenue from claims and unapproved change orders is recorded only to the extent that contract costs relating to the claim have been incurred and the amounts have been received or awarded. For the years ended December 31, 2017, 2016 and 2015, no revenue has been recognized from claims or unapproved change orders.

●	Revenue from technological consulting and other services

Revenues from technological consulting and other services are recognized when services are rendered and contract amounts are earned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and Handling

Proceeds collected from customers for shipping and handling costs are included in revenues. Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Total shipping and handling expenses were $776,438, $630,218 and $586,707 for the years ended December 31, 2017, 2016 and 2015, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2017, 2016 and 2015. As of December 31, 2017, the tax years ended December 31, 2013 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Accounting for changes in ownership

As of December 31, 2017, the Company completed the acquisition of a 15.68% noncontrolling interest in its subsidiary REIT Changjiang. In accordance with ASC 810 “Consolidation”, changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as an equity transaction. Therefore, no gain or loss is recognized in consolidated net income (loss) or comprehensive income (loss). The carrying amount of the controlling and non-controlling interest is adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in equity attributable to the parent. If a change in a parent’s ownership interest occurs in a subsidiary that has accumulated other comprehensive income, the carrying amount of accumulated other comprehensive income is adjusted to reflect the change in the ownership interest in the subsidiary through a corresponding charge or credit to equity attributable to the parent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2017, 2016 and 2015, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2017	December 31, 2016	December 31, 2015

Year-end spot rate	US$1=RMB 6.5062	US$1= RMB 6.9448	US$1= RMB 6.4917

Average rate	US$1=RMB 6.7568	US$1= RMB 6.6441	US$1= RMB 6.2288

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations and Credit Risk

A majority of its expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effectuate the remittance.

The Company maintains certain bank accounts in the PRC, Hong Kong and BVI, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2017 and 2016, $2,018,199 and $1,581,404 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The cash balance held in the Hong Kong bank accounts was $51,634 and $8,730 as of December 31, 2017 and 2016, respectively. The cash balance held in BVI bank accounts was $8,774,608 and $199,079 as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Company held $3,356 and $146 of cash balances within the United States, respectively, which was below the FDIC insurance limits of $250,000.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the years ended December 31, 2017, 2016 and 2015, no customer accounted for more than 10% of the Company’s total revenue. As of December 31, 2017, and 2016, none of account receivable accounted for more than 10% of the total outstanding accounts receivable balance, As of December 31, 2015, one account receivable accounted for 12% of the total outstanding accounts receivable balance.

For the years ended December 31, 2017, 2016 and 2015, the Company purchased approximately 31%, 41% and 39% of its raw materials from one major supplier, respectively. Advanced payments to three major vendors accounted for 23%, 17% and 16% of the total advance payments outstanding as of December 31, 2017. Advanced payments to three major vendors accounted for 23%, 16% and 14% of the total advance payments outstanding as of December 31, 2016.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Reclassifications

In connection with the retroactively restatement for effect of stock recapitalization, certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to fiscal years beginning after December 31, 2017, and interim periods within those fiscal years, with early adoption permitted for reporting periods beginning after December 15, 2016. Subsequently, the FASB issued ASUs in 2016 containing implementation guidance related to ASU 2014-09, including: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which is intended to clarify two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which contains certain provisions and practical expedients in response to identified implementation issues; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which is intended to clarify the Codification or to correct unintended application of guidance. ASU 2014-09 allows for either full retrospective or modified retrospective adoption. The Company adopted ASU 2014-09 and the related ASUs on January 1, 2018 using the modified retrospective method, which will not result in a cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

In September 2017, the FASB has issued ASU No. 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. Entities may still adopt using the public company adoption guidance in the related ASUs, as amended. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted ASC 606 as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has evaluated the impact of ASC 606 and has determined that fixed-price contracts, which comprise substantially all of the Company’s revenue, will most often represent a single performance obligation. The Company determined the impact of the adoption on both revenue recognition for sales of product and installation contracts to be immaterial on its consolidated financial statements and disclosures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”) to provide guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a noncontrolling ownership interest, the company is required to measure any noncontrolling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. As a result of the new guidance, the guidance specific to real estate sales in ASC 360-20 will be eliminated. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2017, the FASB issued ASU 2017-14, Income Statement-Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). This Accounting Standards Update supersedes various SEC paragraphs and amends an SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 116 and SEC Release No.33-10403. Management plans to adopt this ASU during the year ending December 2019. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2017	December 31, 2016

Trade accounts receivable	$20,319,213	$15,948,216
Less: allowances for doubtful accounts	(1,815,927)	(741,187)

Accounts receivable, net	$18,503,286	$15,207,029

NOTE 4 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production, construction materials for the Company’s construction projects, as well as prepayment for the Company’s construction subcontractors.

	December 31, 2017	December 31, 2016

Raw material prepayments for equipment production	$916,210	$728,429
Construction material prepayments	1,037,338	1,263,942
Prepayment to construction subcontractors	428,334	432,188
Subtotal	2,381,882	2,424,559
Less: allowances for doubtful accounts	(534,245)	(542,151)

Advances to suppliers, net	$1,847,637	$1,882,408

Our suppliers generally require prepayments from us before delivery of goods or service. It usually takes 3 to 6 months for the suppliers to deliver raw material for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

NOTE 5 – INVENTORY, NET

Inventories consisted of the following:

	December 31, 2017	December 31, 2016
Raw materials	$1,069,130	$910,950
Finished goods	542,706	397,576
Total inventory	$1,611,836	$1,308,526

No inventory reserves were recorded for the years ended December 31, 2017 and 2016.

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	December 31, 2017	December 31, 2016
Other receivable (1)	$607,822	$294,233
Prepaid rent expense (2)	75,943	174,830
Value added tax receivable	86,289	59,385
Auction bidding deposit and others	4,611	2,879
Total	774,665	531,327
Less current portion	(774,665)	(356,498)
Total noncurrent portion	$-	$174,829

(1)	Other receivables mainly represent mainly advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee payroll.

(2)	The Company’s subsidiary Beijing REIT leases headquarter offices of 658 square meters from March 1, 2011 to August 30, 2018, and prepaid rent expense to the landlord, which is amortized over the lease term.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31, 2017	December 31, 2016
Property and buildings	$28,336,864	$26,548,526
Machinery and equipment	4,041,418	3,020,150
Automobiles	925,945	667,639
Office and electric equipment	833,105	745,392
Subtotal	34,137,332	30,981,707
Construction in progress (“CIP”)	11,281,422	7,045,919
Less: accumulated depreciation	(5,585,474)	(3,867,296)
Property and equipment, net	$39,833,280	$34,160,330

Depreciation expense was $1,403,585, $1,185,476 and $1,119,985 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company’s construction in progress consisted of the following components:

	December 31, 2017	December 31, 2016
Land improvement costs on REIT Xinyi’s new manufacturing plant (a)	$11,281,422	$7,045,919

Total CIP	$11,281,422	$7,045,919

(a)	In 2015, the Company formed a new subsidiary REIT Xinyi together with a 30% noncontrolling interest shareholder Xinyi Transportation Investment Co., Ltd. (“Xinyi Transportation”) and plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly construction materials for road pavement and building construction use. Total budgeted investment for the whole project is RMB 800 million (approximately $118 million). The Company started the land improvement in late 2015 and plant construction in 2016. Total plant construction was budgeted at approximately $13 million. As of December 31, 2017, the Company already invested approximately $11.3 million on the plant construction and will invest additional approximately $1.7 million to fully complete the plant construction by May 2018(See Note 13).

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31, 2017	December 31, 2016
Land use rights	$8,145,824	$7,630,879
Software	33,541	31,470
Total	8,179,365	7,662,349
Less: accumulated amortization	(777,815)	(569,979)
Intangible assets, net	$7,401,550	$7,092,370

As of December 31, 2017 and 2016, land use right of 306,000 square meters with a carrying value of approximately $5.3 million and $7.1 million, respectively, was pledged with the bank as collateral for the Company’s long-term bank loan (see Note 11).

Amortization expense was $163,154, $175,784 and $137,225 for the years ended December 31, 2017, 2016 and 2015, respectively.

Estimated future amortization expense is as follows:

Twelve month ending December 31,	Amortization expense

2018	$169,386
2019	169,368
2020	169,350
2021	169,135
2022	168,919
Thereafter	6,555,392
$7,401,550

NOTE 9 – SHORT-TERM BANK LOANS

Short-term loans consisted of the following:

		December 31, 2017	December 31, 2016
China Merchants Bank (“CMB”)	(1)	$3,074,000	$2,880,000
Beijing Bank (“BJB”)	(2)	4,611,000	2,854,666
Haikou United Bank (“HUB”)	(3)	122,960	-
Deferred financing costs		(267,579)	-
Total		$7,540,381	$5,734,666

(1)	On June 16, 2016, the Company’s subsidiary, Beijing REIT, entered into a line of credit agreement with CMB Beijing Huizhong Beili Branch to borrow an aggregate of RMB 20 million (approximately $2.88 million as of December 31, 2016) as working capital for one year with a due date on June 16, 2017. These loans borrowed under this line of credit agreement were fully repaid upon maturity. The Company subsequently renewed this line of credit with CMB to borrow the same amount of RMB 20 million as working capital for another year. The difference in the US dollar amounts is due to the change of exchange rates.

The loans borrowed under this line of credit agreement bear variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 10 basis points. The effective rate is 5.655% per annum. These loans are guaranteed by the third-party guaranty company as well as by the Chairman and Chief Executive Officer of the Company.

(2)	In May, August, and December 2016, Beijing REIT entered into a series of loan agreements with BJB to borrow an aggregated of RMB 20.51 million ($2,854,666) as working capital for a period of six months to one year with annual interest rate of 4.785%. These loans have been repaid upon maturity. The loan was guaranteed by the third-party guaranty company as well as the principal shareholders of the Company.

In January, April, July and October 2017, Beijing REIT entered into new loan agreements with BJB to borrow an aggregated of RMB 30 million ($4,611,000) as working capital for a period of six months to one year with respective maturity dates. Three of these loans bear fixed interest rates ranging from 4.785% to 5.655% per annum and one bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 20 basis points with the effective rate of 5.22% per annum. All these loans are either guaranteed by a third-party guaranty company and/or the principal shareholders of the Company. Of these RMB 30 million loans borrowed in 2017, RMB 10 million ($1,537,000) have been repaid as of the date of this report. The remaining will be repaid upon their respective maturity date in 2018.

(3)	On January 24, 2017, the Company’s subsidiary, REIT Changjiang entered into a short-term bank loan agreement with Haikou United Bank to borrow RMB 1 million (approximately $153,700) as working capital for one year. The loan bears a fixed interest rate of 9% per annum. REIT Changjiang pledged its property with a carrying value of RMB 1.5 million as collateral. The loan is also guaranteed by the principal shareholders of the Company. During the year ended December 31, 2017, the Company repaid RMB 200,000 (approximately $30,740). The remaining loan has been fully repaid upon maturity in 2018.

For the years ended December 31, 2017, 2016 and 2015, interest expense on all short-term bank loans amounted to $365,964, $635,875 and $350,148, respectively.

NOTE 10 – BANK NOTE PAYABLE

The Company’s bank notes payable consisted of the following:

	December 31,	December 31,
	2017	2016
Beijing Bank (“BJB”)	$-	$720,000
Total	$-	$720,000

On December 20, 2016, Beijing REIT entered into a bank note bill agreement with BJB to borrow RMB 5 million (equivalent to $720,000 as of December 31, 2016) as working capital for six months (from December 20, 2016 to June 20, 2017), with an interest rate of 5.6% per annum. The bank note was guaranteed by a third-party guaranty company. The Company was also required to deposit RMB 1 million (equivalent to $144,000) as restricted cash to guarantee this bank note. The note was fully repaid upon maturity in 2017.

For the years ended December 31, 2017, 2016 and 2015, interest expense on the Company’s bank notes payable amounted to $44,310, $59,839 and $45,717, respectively.

NOTE 11 – LONG TERM BANK LOANS

	December 31, 2017	December 31, 2016
Long-term bank loan - Industrial and Commercial Bank of China (“ICBC”) (1)	$7,411,564	$9,920,860
Long-term bank loan – Changjiang Agriculture Credit Union (“CACU”) (2)	-	720,000
Subtotal	7,411,564	10,640,860
Less: current maturities of long-term loan	(4,460,524)	(4,391,260)
Long-term loan-noncurrent portion	$2,951,040	$6,249,600

(1)	In September 2013, the Company’s subsidiary, REIT Changjiang, entered into a line of credit agreement with ICBC, which allowed REIT Changjiang to borrow up to RMB 96 million (approximately $13.8 million) from ICBC for six years. The loan is used in the construction of REIT Changjiang’s manufacturing plant. The loan bears a variable interest rate based on the prevailing interest rate for a 6-year loan set by the People’s Bank of China at the time of borrowing, plus 29 basis points, adjusted every six months. The Company pledged its land use right of 306,000 square meters and the construction in progress on this land with an aggregated carrying value of $28,463,526 at December 31,2017 as collateral for this loan. The Company is required to make monthly principal and interest payments. During the year ended December 31, 2017, the Company repaid RMB 20,673,882 with a remaining balance of RMB 48,220,976 (equivalent to $7,411,564) as of December 31, 2017.

(2)	On December 15, 2016, REIT Changjiang entered into a loan agreement with CACU to borrow $720,000 as working capital for two years with a fixed interest rate of 8% per annum. The Company pledged its equipment as the collateral. The loan was guaranteed by the CEO and principal shareholders of the Company. The Company was required to make monthly interest payments with principal due at maturity. The Company fully repaid the loan in 2017.

For the years ended December 31, 2017, 2016 and 2015, total interest on the Company’s long-term bank loans amounted to $585,158, $795,025 and $1,151,267, among which $0, $0 and $469,086 has been capitalized and $585,158, $795,025, and $682,181 has been charged to interest expense, respectively.

NOTE 11 – LONG TERM BANK LOANS (continued)

As of December 31, 2017, the repayment schedule of the Company’s remaining long-term bank loan is as follows:

	Repayment in RMB	Repayment in USD
March 2018	19,420,976	2,985,004
September 2018	9,600,000	1,475,520
March 2019	9,600,000	1,475,520
September 2019	9,600,000	1,475,520
Total	48,220,976	7,411,564

NOTE 12 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue can be exempt from income tax for the year ended December 31, 2015. REIT Changjiang did not receive such exemption for the year ended December 31, 2017 and 2016. Nanjing Dingxuan primarily provides technological services to customers, based on local tax regulation, its taxable income was assessed at 10% of its revenue for both years ended December 31, 2016 and 2015. Nanjing Dingxuan did not receive such favorable income tax rate for the year ended December 31, 2017. The estimated tax savings as a result of the Company’s preferred tax rates for the years ended December 31, 2017, 2016 and 2015 amounted to $266,125, $196,303 and $369,478, respectively.  Per share effect of the tax exemption were $0.01, $0.01 and $0.02 for the years ended December 31, 2017, 2016 and 2015, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years ended December 31,
	2017	2016	2015
China Statutory income tax rate	25.0	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(2.8)	(3.0)	(13.9)
Non-PRC entities not subject to PRC tax (3)	4.5	3.0	1.1
Research &Development (“R&D”) tax credit (1)	(0.3)	(0.5)	(1.5)
Non-deductible expenses-permanent difference (2)	0	1.1	0.3
Change in valuation allowance	2.9	4.6	0.2
Effective tax rate	29.3%	30.2%	11.2%

(1)	According to PRC tax regulations, 150% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

(3)	Represents the tax losses incurred from operations outside of China.

NOTE 12 – TAXES (continued)

(a)	Corporate income taxes (continued)

The breakdown of the Company’s income before income tax expense is as follows:

	For the Years ended December 31,
	2017	2016	2015
Income before income tax expense from China	11,136,874	7,252,723	2,764,578
Loss before income tax expense from outside of China	(1,730,009)	(797,287)	(113,203)
Total	9,406,865	6,455,436	2,651,375

Loss before income tax expense from outside of China represents the losses incurred in ReTo, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision (benefit) for the years ended December 31, 2017, 2016 and 2015 were as follows:

	For the Years ended December 31,
	2017	2016	2015
Current	2,954,130	1,997,042	341,208
Deferred	(194,050)	(44,686)	(45,448)
Total	2,760,080	1,952,356	295,760

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of December 31, 2017 and 2016 were $296,535 and $89,015, respectively, which were derived from the temporary difference from provision for doubtful accounts. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. The increases in valuation allowance for the years ended December 31, 2017 and 2016 was approximately $283,160 and $295,000.

Deferred tax asset	December 31 2017	December 31, 2016

Provision of doubtful accounts	$296,535	$89,015
Tax loss carried forwards	1,729,036	1,445,876
Valuation allowance on tax losses	(1,729,036)	(1,445,876)
	$296,535	$89,015

(b)	Value added tax

The Company is subject to a value added tax (“VAT”) for selling merchandise. The applicable VAT rate is 17% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

NOTE 12 – TAXES (continued)

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	December 31,	December 31,
	2017	2016

VAT tax payable	$191,284	$461,107
Corporate income tax payable	2,927,254	1,596,874
Land use tax and other taxes payable	233,974	252,921
Total	$3,352,512	$2,310,902

NOTE 13 – COMMITMENTS

Lease Obligation

The Company’s subsidiaries lease office spaces under operating leases. Operating lease expense amounted to $89,785, $196,330 and $264,696 for the years ended December 31, 2017, 2016 and 2015.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve month ending December 31,
2018	$68,044
2019	10,360
2020	10,360
2021	10,360
2022	5,180
Total	$104,304

Capital commitments

In 2015, the Company formed a new subsidiary REIT Xinyi together with a 30% noncontrolling interest shareholder Xinyi Transportation and plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly bricks for road pavement and building construction use. The plant is expected to be fully completed by May 2018 (See Note 7). As of December 31, 2017, the remaining capital commitment was approximately $1.7 million for the related plant construction.

NOTE 14 – RELATED PARTY TRANSACTIONS

As of December 31, 2017 and 2016, the balances due to related parties were as follows:

	December 31, 2017	December 31, 2016
Mr. Hengfang Li - (1)	$375,697	$1,199,620
Total	$375,697	$1,199,620

As of December 31, 2017 and 2016, the acquisition deposit made to related parties were as follows:

	December 31, 2017	December 31, 2016
Shareholder of noncontrolling interest –Venture Business International Limited (“VBI”) - (2)	$-	$565,000
Total	$-	$565,000

(1)	Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed.

(2)	As of December 31, 2016, the Company made a deposit of $565,000 to VBI with the intention to acquire VBI, who owns a 15.68% noncontrolling equity interest in REIT Changjiang for $3.6 million. The transaction was completed as of December 31, 2017.

The Company’s principal shareholders also provide personal guarantees for the Company’s short-term bank loans (see Note 9).

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Ecology Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is RMB 25,000,000 (US$ 3,842,500).

NOTE 15 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,989,475 as of December 31, 2017.

Shares issuance for reorganization

On August 7, 2015, ReTo issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10. Further, on August 2, 2016, ReTo issued a total of 17,830,000 common shares at $0.25 per share to all of the Company’s original shareholders or former shareholders of Beijing REIT. The parties involved included the Company’s original shareholders, their family members and individual or companies who hold shares for them. Since the shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization. The Company believes it is appropriate to reflect these share issuances as nominal stock issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented. Among total proceeds of $4,457,500 from the share issuance, the Company paid $3,466,260 (approximately RMB 24 million) to the original shareholders of Beijing REIT to buy back their equity interests in Beijing REIT as part of reorganization. The extra $0.9 million was contributed by the original shareholders to the holding company to pay for the various professional expenses of its planned initial public offering and was treated as capital contribution by the original shareholders.

Shares issuances

In September 2016, the Company issued 800,000 shares of the Company’s common stock to settle a loan payable to an unrelated third party in the amount of RMB21,240,000 (approximately $3.2 million). The shares were valued at $4 per share because it was considered the fair value of the Company’s share that the investor was willing to convert the loan to.

In December 2016, the Company issued 900,000 common shares to an unrelated investor, at a price of $4 per share for a total of $3,600,000. As of December 31, 2016, the Company had not received the funds from the investor and the shares were held in escrow. The Company did not record the value of the stock issued as of December 31, 2016 because the transaction was considered incomplete. These shares are excluded from the number of the outstanding shares as well as from the calculation of the weighted average shares outstanding.  The Company received the funds from the investor on September 17, 2017 and the shares were released from escrow.

On November 29, 2017, the Company completed its initial public offering (“IPO”) of 3,220,000 shares of its common stock at a public offering price of $5.00 per share. The gross proceeds from the offering were approximately $16.1 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $14.3 million. In connection with the offering, the Company’s common stock began trading on the NASDAQ Capital Market beginning on November 29, 2017 under the symbol “RETO”.

NOTE 15 – EQUITY (continued)

Noncontrolling interest

A reconciliation of noncontrolling interest as of December 31, 2017 and December 31, 2016 is as follows:

	December 31,	December 31,
	2017	2016
Beginning balance	$5,012,260	$2,820,037
Proportionate share of net income	668,396	399,558
Capital contribution by a minority shareholder (a)	-	2,218,617
Acquisition of noncontrolling interests in REIT Changjiang (b)	(3,970,350)	-
Foreign currency translation adjustment	597,421	(425,952)
Noncontrolling interest, ending balance	$2,307,727	$5,012,260

(a)

In July 2015, Beijing REIT established a new subsidiary REIT Xinyi wherein Beijing REIT owns 70% equity interest. Another noncontrolling shareholder contributed RMB 300,000 (equivalent to $48,240) in cash as of December 31, 2015 as well as a land use right of 206,667 square meters to exchange for 30% ownership interest in REIT Xinyi. The contribution of land use right as registered capital was pending approval by the local government as of December 31, 2015. Thus, no fair value of the land use right was recorded as assets or minority interest. In 2016, the contribution of land use right as the registered capital was not approved. On October 28, 2016, Beijing REIT and Xinyi Transportation signed an amendment to change Xinyi Transportation’s capital contribution from land use right to cash.

Pursuant to the amendment signed on October 28, 2016 to the Collaboration Agreement signed on November 17, 2014 between Beijing REIT and its noncontrolling shareholder, all capital contribution should be in the form of cash. In November 2016, the noncontrolling shareholder made total cash contributions of RMB 15,000,000 (approximately $2,218,617) into REIT Xinyi instead of the land right contribution.

(b)

On January 10, 2016, Zhongrong Huanneng Investment (Beijing) Co., Ltd. (“Zhongrong”) signed an equity transfer agreement with Beijing REIT, pursuant to which the shareholders of Zhongrong agreed to transfer all of its equity interests held on behalf of four individual shareholders in REIT Changjiang to Beijing REIT. At the time of the transfer, REIT Changjiang was controlled in majority (84.32%) by the same four individual shareholders as those of Beijing REIT. Zhongrong and Beijing REIT are considered under common control since they are owned by the same four individual shareholders.

During the year ended December 31, 2016, REIT Holdings made a deposit of $565,000 to VBI with the intention to acquire VBI’s 15.68% non-controlling equity interest in REIT Changjiang for $3.3 million. The transaction was completed as of December 31, 2017. As a result, REIT Changjiang is now a wholly owned subsidiary of the Company.

NOTE 16 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including machinery and equipment, construction material, municipal construction projects, and technology consulting and other services.

Construction material segment manufactures and sells eco-friendly construction material. Machinery and equipment segment manufactures and sells machinery and equipment used to manufacture construction material. Construction service segment generates revenue from contracting municipal construction projects. Technological consulting service segment generates revenue from providing environmental-protection related consulting services to customers.

The following table presents summary information by segment for the years ended December 31, 2017, 2016 and 2015, respectively:

	For the year ended December 31, 2017
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$14,484,853	$19,455,800	$250,422	$1,359,941	$35,551,016
Cost of goods sold	6,696,230	10,300,099	160,324	432,085	17,588,738
Gross profit	7,788,623	9,155,701	90,098	927,856	17,962,278
Interest expense and charges	410,214	601,141	370	1,235	1,012,960
Depreciation and amortization	207,651	1,359,088	-	-	1,566,739
Capital expenditures	107,577	4,500,485	30,941	-	4,639,003
Income tax expenses	1,030,904	1,486,371	-	242,805	2,760,080
Segment profit (loss)	3,335,076	4,395,629	(82,323)	(1,001,597)	6,646,785
Segment assets as of December 31, 2017	$10,899,522	$60,000,714	$567,030	$9,664,563	$81,131,829

	For the year ended December 31, 2016
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$13,166,604	$18,424,613	$-	$833,052	$32,424,269
Cost of goods sold	5,423,418	12,333,845	-	514,754	18,272,017
Gross profit	7,743,186	6,090,768	-	318,298	14,152,252
Interest expense and charges	650,727	795,833	282	3,547	1,450,389
Depreciation and amortization	189,404	1,170,605	1,251	-	1,361,260
Capital expenditures	87,267	9,284,800	-	-	9,372,067
Income tax expenses	945,186	967,221	-	39,949	1,952,356
Segment profit (loss)	3,125,268	2,830,950	(901,145)	(551,993)	4,503,080
Segment assets as of December 31, 2016	$12,870,817	$47,829,971	$(186,139)	$2,146,350	$62,660,999

Note 16 – SEGMENT REPORTING (continued)

	For the year ended December 31, 2015
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues from external customers	$6,548,866	$7,941,873	$1,249,699	$1,643,935	$17,384,373
Cost of goods sold	3,349,172	4,839,944	725,934	350,263	9,265,313
Gross profit	3,199,694	3,101,928	523,765	1,293,673	8,119,060
Interest expense and charges	434,307	598,022	-	-	1,032,329
Depreciation and amortization	42,728	1,182,249	464	31,779	1,257,220
Capital expenditures	85,633	2,608,079	-	15,631	2,709,343
Income tax expenses	41,841	133,647	120,272	-	295,760
Segment profit	320,253	733,160	356,109	946,093	2,355,615
Segment assets as of December 31, 2015	$9,705,534	$38,332,912	$777,363	$1,431,958	$50,247,767

NOTE 17 – SUBSEQUENT EVENTS

On January 16, 2018, Beijing REIT entered into a short-term bank loan agreement with BJB for a loan of RMB 5 million (approximately $0.77 million) as working capital for one year. The loan bears a fixed interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 20 basis points. The loan is guaranteed by a third-party guaranty company.

On February 6, 2018, Beijing REIT entered into a short-term bank loan agreement with BJB for a loan of RMB 10 million (approximately $1.54 million) as working capital for eleven months. The loan bears a fixed interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing plus 92 basis points. The loan is guaranteed by a third-party guaranty company.

On January 5, 2018, Beijing REIT amended its Articles of Incorporation to increase its registered capital from RMB 24 million to RMB 66 million. The Company injected $5 million (approximately RMB 31.5 million) as registered capital subsequent to the year end. As a result, the total paid-in capital of Beijing REIT is approximately RMB 55.5 million as of the reporting date.

In April 2018, Beijing REIT made several payments amounting to approximately $3.2 million (or RMB 20,000,000) to Bank of Beijing, for the short-term loans borrowed in 2017.

These consolidated financial statements were approved by management and available for issuance on April 25, 2018. The Company evaluated subsequent events through the date these consolidated financial statements were issued.

