Form 20-F
period 2018-12-31
ReTo Eco-Solutions, Inc.
filed 2019-05-14
CIK 1687277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

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

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive offices)

Hengfang Li

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(+86) 10-64827328

Email: ir@retoeco.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, $0.001 par value per share	RETO	The Nasdaq Capital Market

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

Yes ☐ No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refers to ReTo Eco-Solutions, Inc. and its subsidiaries;

●	ReTo Eco-Solutions, Inc., a British Virgin Islands holding company (“ReTo Eco-Solutions”);

●	REIT Holdings (China) Limited, a Hong Kong limited company (“REIT Holdings”), and a wholly owned subsidiary of ReTo Eco-Solutions;

●	Beijing REIT Technology Development Co., Ltd., a China limited company (“Beijing REIT”) and a wholly owned subsidiary of REIT Holdings;

●	Xinyi REIT Ecological Technology Co., Ltd (“REIT Ecological”) and a wholly owned subsidiary of REIT Holdings;

●	Gu’an REIT Machinery Manufacturing Co., Ltd., a China limited company (“Gu’an REIT”) and a wholly owned subsidiary of Beijing REIT;

●	Beijing REIT Ecological Engineering and Technology Co., Ltd., a China limited company (“REIT Eco Engineering”) and a wholly owned subsidiary of Beijing REIT;

●	Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd., a China limited company (“Ruirong”) and a wholly owned subsidiary of Beijing REIT;

●	Nanjing Dingxuan Environment Protection Technology Development Co., Ltd., a China limited company (“Dingxuan”) and a wholly owned subsidiary of Beijing REIT;

●	REIT Technology Development (America), Inc., a California corporation (“REIT US”) and a wholly owned subsidiary of Beijing REIT;

●	REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd., a China limited company (“REIT Changjiang”) and 84.32% owned by Beijing REIT and 15.68% owned by REIT Holdings;

●	Hainan REIT Construction Project Co., Ltd., a China limited company (“REIT Construction”) and a wholly owned subsidiary of REIT Changjiang;

●	Horgos Ta-REIT Environment Technology Co., Ltd., a China limited company (“Horgos Ta-REIT”) and a wholly owned subsidiary of REIT Eco Engineering;

●	REIT Xinyi New Material Co., Ltd, a China limited company (“REIT Xinyi”) and a 70% owned subsidiary of Beijing REIT;

●	REIT Q GREEN Machines Private Limited, an India limited company (“REIT India”) and a 51% owned subsidiary of Beijing REIT.

●	REIT Ecological Technology Co., Ltd. (“REIT Yancheng”) and a wholly owned subsidiary of REIT Holdings.

●	Lingqiu REIT Dongtian Ecological Technology Co., Ltd. (“REIT Lingqiu”) and a 51% owned subsidiary of REIT Eco Engineering.

●	China Operating Companies or China Operating Company refer to, collectively or individually, as the case may be, to Beijing REIT, REIT Ecological, Gu’an REIT, REIT Eco Engineering, Ruirong, Dingxuan, REIT Changjiang, REIT Construction, Horgos Ta-REIT, REIT Xinyi, REIT Yancheng and REIT Lingqiu.

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2018, 2017 and 2016, and the selected consolidated balance sheets data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

Statement of operations data:

	For the Years ended December 31,
	2018	2017	2016

Revenues	$37,569,862	$35,551,016	$32,424,269
Cost of goods sold	20,368,339	17,697,286	18,371,228
Gross Profit	17,201,523	17,853,730	14,053,041
Selling expenses	1,985,706	1,853,705	1,580,825
General and administrative expenses	5,265,599	4,222,601	2,677,800
Bad debt expense	1,952,646	876,942	1,101,698
Research and development expenses	799,604	647,754	503,688
Income from Operations	7,197,968	10,252,828	8,189,030
Interest expense	(1,065,287)	(1,012,960)	(1,450,389)
Other income (expense)	15,456	166,997	(283,205)
Income Before Income Taxes	6,148,137	9,406,865	6,455,436
Provision for Income Taxes	1,580,455	2,760,080	1,952,356
Net Income	4,567,682	6,646,785	4,503,080
Less: net income attributable to noncontrolling interest	87,064	668,396	399,559
Net income attributable to ReTo Eco-Solutions, Inc.	$4,480,618	$5,978,389	$4,103,521
Foreign currency translation income (loss)	(3,015,578)	2,109,103	(1,699,975)
Comprehensive Income	1,552,104	8,755,888	2,803,105
Less: comprehensive income (loss) attributable to noncontrolling interest	(39,742)	1,265,817	(26,394)
Comprehensive income attributable to ReTo Eco-Solutions, Inc.	$1,591,846	$7,490,071	$2,829,499

Balance sheet data:

	As December 31
	2018	2017	2016
Current assets	$29,521,952	$33,600,464	$21,144,455
Total assets	$82,004,922	$81,131,829	$62,660,999
Current liabilities	$20,681,667	$26,552,039	$28,108,731
Total liabilities	$28,824,067	$29,503,079	$34,358,331
Total shareholders’ equity	$53,180,855	$51,628,750	$28,302,668
Shares outstanding	22,760,000	22,760,000	18,640,000

Exchange Rate Information

Our business is conducted in China, and the financial records of Jinzheng are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2018 and 2017 were translated at RMB 6.8755 and RMB 6.5062 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2018, 2017 and 2016 were RMB 6.6090, RMB 6.7568 and RMB 6.6441 to $1.00, respectively.

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

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, in both 2018 and 2017, our compensation and benefit costs for our employees were approximately $0.29 million per year. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the years ended December 31, 2018, 2017 and 2016, the Company purchased approximately 28%, 31% and 41% of its raw materials from one major supplier, respectively. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We face substantial inventory risk, which if such risk is not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

As of December 31, 2018, our inventory was $4,630,312. Inventory turnover for the fiscal 2018 was 57 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

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

With the recent expansion of our business, our accounts receivable has increased significantly. At the end of December 31, 2018 and 2017, our accounts receivable were 15,175,547 and $18,503,286, respectively. These amounts represented 40% of our total revenues in 2018 and 57% of our total revenues in 2017. For the year ended December 31, 2018 our accounts receivable turnover was 186 days, consistent with 186 days for the same period in 2017.

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

Our total revenues increased from $35.6 million in 2017 to $37.6 million in 2018. This growth has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of domestic and international markets. To manage this growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force.

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

We own 67 patents (seven of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), and 7 software copyrights in China covering our construction material products and manufacturing equipment, and we rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

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

We, REIT Construction and REIT Eco Engineering sometimes subcontract portions of our projects to third parties. According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of China, individual contractors are not in a position to obtain any qualification of labor subcontracting. Accordingly, contracts subcontracted out by REIT Construction and REIT Eco Engineering to individual contractors may be declared void and unenforceable by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. It is possible that we may subcontract projects to individuals or parties without required qualifications. If the construction completed by unqualified individual subcontractors does not meet required quality standards and an accident occurs, we may jointly bear the consequences pursuant to the Article 67 of the Construction Law. Also, according to Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the consequences could be indemnifying the damages and paying a penalty ranging from 500,000 RMB (approximately $72,000) up to 1.0 million RMB. (approximately $144,000).

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

We had approximately $17.4 million in bank loans and third-party loan outstanding as of December 31, 2018. The loans are held at multiple banks and third-party financing company, and all of the debt is guaranteed by third-party guaranty companies and certain company officers. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

We guaranteed a related party loan, which may subject us to losses should we have to make our commitments under the guaranty, which could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

During the year ended December, 31, 2018, REIT Holdings and REIT Changjiang provided a guarantee to a related party, Shexian Ruibo Environmental Science and Technology Co., Ltd., which in turn obtained financing in an amount of RMB 6 million (approximately $0.87 million) (See Note 15 to the Consolidated Financial Statements included in this Annual Report). In the event of any legal claims or lawsuits against REIT Holdings and REIT Changjiang due to this guarantee, Mr. Hengfang Li, the Company’s CEO will unconditionally and personally bear all the expenditures and economic losses arising from assuming the above guarantee or make full compensation. Accordingly, the Company believes that any ultimate liability resulting from the outcome of such guaranty, if there is any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity. However. In the event if Mr. Li is unable to satisfy any losses related to the guaranty on our behalf it could have a material adverse effect on our financial condition and results of operations, cash flow and per share trading price of our securities.

A financial intermediary may have acquired investment funds from investors to invest in our Company’s business before reaching a final mutual agreement with us to obtain such investments, which may subject us to on-going or future litigation, which could have a material adverse effect on our financial condition.

In 2018 a financial intermediary and REIT Xinyi began negotiations towards a potential cooperation where the financial intermediary would introduce potential investors to facilitate investment in REIT Xinyi’s business. In December 2018, an investor invested 1,000,000 RMB (approximately $0.15 million) in REIT Xinyi through this financial intermediary. REIT Xinyi rejected this investment and returned the total investment funds it received to the investor and informed the financial intermediary to cease facilitating investments from other investors. In addition, despite there not being a final mutual agreement between the parties, it appears the financial intermediary may have acquired investment funds in the aggregate amount of 15,450,000 RMB (approximately $2.15 million) from certain investors, and REIT Xinyi did not receive any funds from these investments.

As of the date of this annual report, REIT Xinyi has not been involved in any lawsuit regarding the above investments. In the event that there are any legal claims or lawsuits against the Company due to these investments, Mr. Hengfang Li, the Company’s CEO has agreed to assume full responsibility for liabilities, if any, and assume the creditor’s rights for these claims on behalf of the Company. Accordingly, at this time, the Company believes that any ultimate liability resulting from the outcome of such proceedings, if there are any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

However, in the event that Mr. Li personally fails to satisfy any losses related to the investments on our behalf, the Company may face the risk of being sued by the investors and repay related liabilities, which although is remote, could have a material adverse effect on our financial condition.

Our future growth depends on new products, equipment and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Our future growth depends in part on maintaining our competitive advantage with current products and equipment in new and existing markets, as well as our ability to develop new products, equipment and technologies to serve such markets. To the extent that competitors develop competitive products, equipment and technologies, or new products, equipment or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products, equipment or technologies may be required, and these approvals may not be obtained in a timely or cost-effective manner, which could adversely impact our business prospects.

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

Prior to the completion of our initial public offering, the China Operating Companies operated as private companies located in China and REIT US operated as a private company located in the United States. In connection with our initial public offering, we formed ReTo Eco-Solutions in the British Virgin Islands and REIT Holdings in Hong Kong. ReTo Eco-Solutions is structured as the parent company of REIT Holdings, which is the parent company of Beijing REIT, REIT Ecological. Beijing REIT operates as the parent company to the other China Operating Companies, REIT US and owns 51% of REIT India, a joint venture in India. In the process of taking these steps to prepare our company for our initial public offering, Beijing REIT’s senior management became the senior management of ReTo Eco-Solutions. None of ReTo Eco-Solutions senior management has experience managing a public company or managing a British Virgin Islands company.

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

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. Although we have achieved net profitability in 2017 and 2016, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Beijing REIT, REIT Ecological and REIT Yancheng for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT, REIT Ecological and REIT Yancheng. See “Dividend Policy.”

Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Beijing REIT, REIT Ecological and REIT Yancheng are also required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2018, and December 31, 2017, the accumulated appropriations to statutory reserves amounted to $2,632,797 and $1,989,475, respectively.

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

We may rely on dividends and other distributions on equity paid by our China Operating Companies for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. Two loans governing part of the current debts incurred by Beijing REIT and REIT Changjiang have restrictions on their abilities to pay dividends, and any future financing arrangements may impose such restrictions as well. Further, the payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT, REIT Ecological and REIT Yancheng. See “Dividend Policy.”

Beijing REIT, REIT Ecological and REIT Yancheng are required to allocate a portion of its after-tax profits, to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to Company Law of P.R. China (2018 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (2014 Revision), Beijing REIT, REIT Ecological and REIT Yancheng are required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in accordance with its Articles of Association, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of both Beijing REIT, REIT Ecological and REIT Yancheng’s registered capital, no further allocation to the statutory reserve fund account is required. According to the Articles of Association of Beijing REIT, REIT Ecological and REIT Yancheng, their board of directors determines the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of Beijing REIT, REIT Ecological and REIT Yancheng. These reserves represent appropriations of retained earnings determined according to Chinese law.

As of the date of this annual report, the amounts of staff welfare and bonus funds have not yet been determined, and we have not committed to establishing such amounts at this time. Under current Chinese laws, Beijing REIT, REIT Ecological and REIT Yancheng are required to set aside staff welfare and bonus funds amounts, but has not yet done so. Beijing REIT, REIT Ecological and REIT Yancheng have not done so because Chinese authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the company’s organizational documents and both Beijing REIT, REIT Ecological and REIT Yancheng’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by Chinese authorities to make such determinations or set aside such amounts, Chinese authorities may require Beijing REIT, REIT Ecological and REIT Yancheng to rectify its noncompliance and we may be fined if we fail to do so after receiving a warning within its set time period.

Additionally, Chinese law provides that a foreign-invested company must allocate a portion of after-tax profits to the statutory reserve fund and the staff welfare and bonus funds reserve prior to the retention of profits or the distribution of profits to its foreign shareholders. Therefore, if for any reason, the dividends from Beijing REIT, REIT Ecological and REIT Yancheng cannot be repatriated to us or not in time, our cash flow may be adversely impacted or we may become insolvent.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the framework rules of the PRC Foreign Investment Law, and its application may require further rules to be issued by the Chinese government, which may incur and increase our compliance costs and expenses and accordingly our financial condition and operation will be adversely affected.

On Mach 15, 2019, the National People’s Congress of China promulgated the Foreign Investment Law of the PRC aiming to replace the major existing laws governing foreign investment in China. The Foreign Investment Law will become effective from January 1, 2020. The Foreign Investment Law applies to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations. It also governs investment projects and activities in China by foreign investors. Accordingly, as our company qualifies as a “foreign investor” for these purposes, our PRC subsidiaries are subject to the Foreign Investment Law.

Under the Foreign Investment Law, a “negative list’ promulgated or approved by the State Council will set forth industries that are prohibited industries and restricted industries. A foreign investor is prohibited to invest in any prohibited industry included therein. If a foreign investor is found to invest in any prohibited industry set forth under the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests in or assets of the “foreign-invested enterprise” (“FIE”) and have its income confiscated. A foreign investor may be permitted to invest in  a FIE that is in a restricted industry set forth in the “negative list”, provided that relevant conditions are satisfied and certain approvals are acquired from relevant PRC governmental authorities. With respect to industries in which foreign investment is not prohibited or restricted, domestic and foreign investors will be equally treated. The National Development and Reform Commission and the PRC Ministry of Commerce (“MOFCOM”) issued a “negative list” on June 28, 2018, which took effect on July 28, 2018. In addition to prohibited industries, such “negative List” sets forth certain special conditions for foreign investors to invest in restricted industries, including, among other aspects, requirements relating to the controlling shareholder, shareholding percentage, organization model and board members.

Our PRC subsidiaries will be characterized as FIEs. Once an entity is determined to be a FIE and its business operations fall within a restricted industry under the “negative list”, in order for a foreign investor to invest in the FIE,  such entity will be required to obtain entry clearance and approvals from the MOFCOM or its local counterparts and other relevant PRC government agencies. Our main products currently manufactured by us, including eco-friendly construction materials and equipment used for the production of these eco-friendly construction materials, do not fall in the prohibited or restricted industries under “negative list” that is currently effective.

The Foreign Investment Law also requires that the entity form, main organizations and business activities of an FIE established before the enactment of the Foreign Investment Law and in accordance with the Chinese-Foreign Equity Joint Venture Enterprise Law, the Chinese-Foreign Cooperative Joint Venture Enterprise Law or the Wholly Foreign-Owned Enterprise Law comply with the PRC Company Law, the PRC Partnership Law and other laws (as the case might be) and there is a five-year transition period from January 1, 2020 for FIEs to fully comply with such requirements.  See “Regulation - The Foreign Investment Law.”

The relevant business carried out by our PRC subsidiaries and our investment in the PRC subsidiaries currently are not subject to the national security review under applicable PRC laws and regulations. However, if our future business operations or potential mergers and acquisitions we enter into in the PRC are related to material infrastructure or other national security sensitive areas or industries involving certain key technologies, national security review requirements will likely apply and the review result that is in compliance with PRC laws should be definitive. It remains unclear when the specific implementation measures of the Foreign Investment Law will be issued by the State Council. Given the uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, its application may require further rules to be issued by Chinese government, which may incur and increase our compliance costs and expenses and accordingly our financial condition and operation will be adversely affected.

Risks Related to Doing Business in China

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008, EIT Law was subsequently amended by the Standing Committee of the National People’s Congress and became effective on February 24, 2017. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China and income generated overseas but are substantially related to the entities established in China by the non-resident enterprises. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2018 and 2017, we had a negative adjustment of $3,015,578 and income of 2,109,103, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Beijing REIT, REIT Ecological and REIT Yancheng are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Registration of Establishment as FIEs”. Beijing REIT, REIT Ecological and REIT Yancheng are FIEs, with such registration, Beijing REIT, REIT Ecological and REIT Yancheng are allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if Beijing REIT, REIT Ecological or REIT Yancheng borrow foreign currency through loans from ReTo Eco-Solutions or other foreign lenders, these loans must be registered with SAFE. If Beijing REIT, REIT Ecological or REIT Yancheng are financed by means of additional capital contributions, certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and MOFCOM, must approve these capital contributions. These restrictions could limit our use of funds raised in our initial public offering, which could have an adverse effect on our business.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from Beijing REIT, REIT Ecological and REIT Yancheng. Shortages in the availability of foreign currency may restrict the ability of Beijing REIT, REIT Ecological and REIT Yancheng to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Regulations – Regulations on Foreign Currency Exchange and Dividend Distribution.”

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

Beijing REIT obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2015 and 2016. The 15% tax rate is less than the standard 25% income tax rate in China. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue is exempt from income tax in fiscal 2015. The Company did not receive the similar exemption in fiscal 2017. The estimated tax savings as a result of the Company’s tax benefits for the years ended December 31, 2018 and 2017 amounted to $86,898 and $266,125, respectively. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Beijing REIT is no longer entitled to receive this tax exemption, its applicable tax rate will increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for eco-friendly construction materials could increase the burden of manufacturing and selling these materials in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

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

The China Operating Companies are subject to the Regulation on HPF. Accordingly, if the China Operating Companies fail to make adequate HPF contributions for their employees, such failure may give rise to a private cause of action (complaints) by such individual(s) against the relevant China Operating Companies. All of the China Operating Companies have registered with relevant HPF authorities in the PRC (except Dingxuan, REIT Ecological, Horgos Ta-REIT and REIT Yancheng which currently do not have any full-time employees and have not opened an HPF account as of the date of this annual report), but have not made adequate HPF contributions for some of their employees. We estimate the amount of HPF contributions that the applicable China Operating Companies did not make, but should have made for the year ended December 31, 2018 and 2018 were less than $20,000. As of the date of this annual report, the Company has not received any notice, demand or order from the competent authorities nor any claims or complaints from current or former employees regarding our non-compliance in this regard. In addition, Mr. Li has executed a indemnity agreement in favor of the China Operating Companies on September 30, 2017, pursuant to which he agreed to indemnify the China Operating Companies in full against any losses and penalties that they may suffer as a result of the non-payment of HPF contributions. To the extent any of the China Operating Companies are required to make such payments in full, such payments may have adverse financial or operational impact on the Company. In addition, the China Operating Companies may be subject to labor disputes or complaint from current or former employees.

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

We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) Beijing REIT, REIT Ecological and REIT Yancheng, limiting Beijing REIT, REIT Ecological and REIT Yancheng’s ability to pay dividends or otherwise distributing profits to us.

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

Since 2010, the annual growth rate of the Chinese economy has declined, from approximately 10.3% gross domestic product in 2010 to 6.6% in 2018. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China rely primarily on the construction industry, which is influenced by economic growth slowdowns. If China’s economic growth continues to slow down, then our business could be materially adversely affected if such slow down results in reduced activity by the construction industry.

Risks Associated with Ownership of Our Common Shares

The market price for our common shares may be volatile, which could result in substantial losses to investors.

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on November 29, 2017, the trading price of our common shares has ranged from $12.75 to $1.07 per common share, and the last reported trading price on May13, 2019 was $1.75 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our common shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a young public company, we may be slow to attract research coverage and the analysts who publish information about our common shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures must provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the 2020 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2021 annual meeting of shareholders and Class C directors hold office for a term expiring as the 2019 annual meeting of shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.”

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

Our employees, officers and/or directors in the aggregate, beneficially own approximately 34.2% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Stockholders.”

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

Organization Structure and Purpose

RETO Eco-Solutions, Inc. – ReTo Eco-Solutions is our British Virgin Islands holding company.

REIT Holdings (China) Limited – REIT Holdings is our wholly owned Hong Kong subsidiary.

Beijing REIT Technology Development Co., Ltd. – Beijing REIT is an operating company in China and a wholly owned subsidiary of REIT Holdings. Its business scope includes research and development and solutions for solid waste (construction waste, fly-ash and mining waste) disposal and reuse.

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

Beijing REIT Ecological Engineering and Technology Co., Ltd. – REIT Eco Engineering is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

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

Horgos Ta-REIT Environment Technology Co., Ltd. – Horgos Ta-REIT is an operating company in China and a wholly owned subsidiary of REIT Eco Engineering. Its business scope includes research, consulting and promotion services of environmental technology, and environmental project design and services.

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

REIT Ecological Technology Co., Ltd. - REIT Yancheng is an operating company in China and a wholly owned subsidiary of REIT Holdings. Its business scope includes the development, manufacture and distribution of specialized equipment to manufacture construction materials.

Lingqiu REIT Dongtian Ecological Technology Co., Ltd. - REIT Lingqiu is an operating company in China and a 51% owned subsidiary of REIT Eco Engineering. Its business scope includes the ecological restoration and comprehensive utilization of solid wastes.

Corporate Organizational Chart

Corporate History

Beijing REIT was established on May 12, 1999 under the laws of China with registered capital of RMB 24 million (approximately $3.5 million) and additional paid-in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Since its formation in 1999, Beijing REIT has established several other wholly owned subsidiaries:

●	Gu’an REIT incorporated on May 12, 2008;

●	REIT Eco Engineering incorporated on April 24, 2014;

●	Ruirong incorporated on May 12, 2014;

●	Dingxuan incorporated on October 17, 2014; and

●	REIT US incorporated on February 27, 2014.

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

On February 2, 2015, Hainan Wenchang transferred its 20.5% equity ownership to Beijing REIT. On April 20, 2015, Beijing REIT and Zhongrong signed a joint venture agreement with VBI, to turn REIT Changjiang into a joint venture business. In connection with this joint venture agreement, on June 18, 2015, VBI contributed an additional RMB 18.6 million (approximately $2.8 million) to increase the registered capital of REIT Changjiang from RMB 100 million to RMB 118.6 million. On January 10, 2016, Zhongrong signed an equity transfer agreement with Beijing REIT, pursuant to which the shareholders of Zhongrong agreed to transfer all of its equity interests in REIT Changjiang to Beijing REIT. Zhongrong and Beijing REIT are considered under common control since they are owned by the same four individual shareholders. The above-mentioned transactions were considered a reorganization.

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

On September 30, 2016 Liu Kejia, Tech Sources International Enterprises Limited, Hengfang Li, ReTo Eco-Solutions and REIT Changjiang entered into a Convertible Debt Investment Agreement. Pursuant to the Convertible Debt Investment Agreement a loan from Liu Kejia in the amount of RMB 21,240,000 (approximately $3,273,000) was converted into 800,000 common shares of ReTo Eco-Solutions. The shares were issued to satisfy a loan, which was used to improve REIT Chanjiang’s construction materials manufacturing plant.

Further, in December 2016 ReTo Eco-Solutions sold Good Venture Industrial Limited 900,000 common shares for RMB 23,400,000 (approximately $3,600,000). As of December 31, 2016, the Company had not received the funds from the investor and the shares issued were held in escrow. The Company received the funds from the investor in September 2017 and the shares were released from escrow.

On March 2, 2017, REIT Ecological was established in Xinyi as a wholly owned subsidiary of REIT Holdings, with a registered capital of $30 million. On March 27, 2019, REIT Ecological was deregistered.

On December 14, 2017, Horgos Ta-REIT was established in Horgos, Xinjiang Province as a wholly owned subsidiary of REIT Eco Engineering, with a registered capital of RMB 2,000,000 (approximately $316,450).

On January 9, 2018, the registered capital of Beijing REIT increased from RMB 24 million to RMB 66 million.

On October 22, 2018, REIT Ecological Technology Co., Ltd. (“REIT Yancheng”) was incorporated as a wholly owned subsidiary of REIT Holdings.

On December 7, 2018, Lingqiu REIT Dongtian Ecological Technology Co., Ltd. (“REIT Lingqiu”) was incorporated. REIT Eco Engineering owns 51% of its equity interest, with remaining 49% owned by a noncontrolling shareholder.

The principal executive offices of our main operations are located at 24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101. Our telephone number at this address is (+86) 10-64827328. Our registered office in the British Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.retoeco.com.

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

Beijing REIT was founded in 1999 by our Chief Executive Officer, Hengfang Li. Mr. Li has approximately 19 years of experience in the construction materials and construction materials manufacturing equipment industries. Our principal office is located in Beijing, China. As of December 31, 2018, we employed 235 people on a full-time basis. We have 38 employees in management, 39 employees in sales and marketing, 24 employees in research and development, 93 employees in manufacturing and installation and 41 employees in administration.

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

Focus on technology and research and development. We have developed key techniques and skills in the production of various types of construction materials manufacturing equipment. We own 67 patents (seven of which are owned jointly with Luoyang), including 20 design patents, 43 utility model patents and 4 invention patents. In addition, we have 7 software copyrights. We were recognized as a National High-Tech Enterprise in 2011, which was issued by four authorized departments (Beijing Municipal Bureau of Finance, State Tax Bureau of Beijing, Beijing Municipal Bureau of Local Tax and Beijing Municipal Committee of Science and Technology). In order to obtain a High-Tech Enterprise certification, companies are required to own the proprietary IP rights of the core technology used in their products and services in China. We are committed to researching and developing new construction materials, and to the design and manufacturing of the equipment used to produce these materials.

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

Our Projects

In 2014, we entered into the field of urban ecological construction (sponge city construction) and established REIT Eco Engineering and REIT Construction for this purpose. We act as general contractor for the construction of sponge cities and are responsible for the planning, construction and design of such cities. We subcontract with architects and subcontractors in order to complete the projects. We also act as a consultant for sponge city construction and incorporated Dingxuan for this purpose.

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

Customers

Our eco-friendly construction materials are only sold in China. Sales of construction materials accounted for $18.8 million, $19.5 million, and $18.4 million and of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. We have international customers located in Asia, India, the Middle East, North Africa and North America for our manufacturing equipment. The following is a summary of our total revenues by geographic market for each of the last three years for our manufacturing equipment used to produce construction materials.

Region	2018	2017	2016	2015
United States	$-	$-	$-	$4,437
Canada	-	-	-	212,919
Mongolia	-	-	-	-
Middle East	1,874	6,181	34,925	20,210
India	348,924	2,090,940	495,452	1,442,576
Pakistan	90,500	-	168,132	-
China	15,869,509	12,235,441	12,188,985	4,868,724
North Africa	1,139,440		279,110	-
Maldives	3,077	152,291	-	-
Brazil	-	-	-	-
Total	$17,453,324	$14,484,853	$13,166,604	$6,548,866

For the years ended December 31, 2018 and 2017, no customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2018, and December 31, 2017, none of our accounts receivable accounted for more than 10% of the total outstanding accounts receivable balance, respectively.

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

Our main competitors for our construction materials are small companies located in Hainan Province where our construction materials production facility is located. In addition, we believe we are the only construction material producer in Hainan Province that uses large automated equipment. Accordingly, this provides us with the advantage of winning large supply contracts in Hainan Province. In fact, a pilot sponge city project in Sanya, Hainan Province and port construction project in Sanya, Hainan Province have used us as their exclusive supplier for construction materials.

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

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the years ended December 31, 2018 and 2017, we spent $799,604 and $647,754, respectively, on research and development. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

Quality control is an important aspect of our research and development department’s work and ensuring quality at every stage of the process has been as key driver in maintaining and developing our brand value. As of December 2018, we employed 24 professionals in research and technology development, including 11 senior engineers. We have set up a separate research and development division to account for our investment in research and development. We expect to increase our allocation of research and development funds in an effort to enhance its core competence.

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

Sample research and development projects from 2012 to 2017 include the following:

Year 2012

●	Pallet-free block molding machine

●	Automatic loading machine

Year 2013

●	Mobile unstacking car

●	Automatic block splitting assembly line

Year 2014

●	Vibrating wet molding machine

●	Hollow body molding machine

Year 2015

●	Block module RTQT15 molding machine

●	Pallet free stacking system

Year 2016

●	Pallet turning device

●	Quick clamping and shock proof balanced device

Year 2017

●	Automated palletizing system

●	Block Forming Machine

●	Quick molding change device

Year 2018

●	Solid waste comprehensive utilization

●	Block production line waste cleaning device

●	Hydraulically driven lateral positioning device

●	Top plate stacker

●	Automatic loading and unloading pallet machine

●	Servo motor driven automatic palletizing system

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

For the years ended December 31, 2018 and 2017, the Company purchased approximately 28% and 31% of its raw materials from one major supplier. If we are unable to purchase from these primary suppliers, we do not expect we would face difficulties in locating other suppliers at substantially the same prices.

Intellectual Property Rights

 We rely on our technology patents to protect our domestic business interests. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our business. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold 67 patents (seven of which are owned jointly with Luoyang) and seven software copyrights.

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

Regulations Relating to Foreign Investment

The Foreign Investment Law. On March 15, 2019, the National People’s Congress voted to adopt the Foreign Investment Law (“Foreign Investment Law”), which will come into force on January 1, 2020. The Foreign Investment Law applies to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations. Accordingly, as we are qualified as a “foreign investor” for these purposes, our PRC subsidiaries will be subject to the Foreign Investment Law when such legislation becomes effective.

The Foreign Investment Law aims to further widen access to China market, promote foreign investment, protect the legitimate rights and interests of foreign investors and provide standardized guidance on the regulatory administration of foreign investment. The PRC government employs an administrative system of pre-entry national treatment plus negative list to foreign investment and protects the investment, earnings and other legitimate rights and interests of foreign investors within China in accordance with the law. The Foreign Investment Law stipulates that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China. In addition, the governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and are prohibited from impairing legitimate rights and interests, imposing additional obligations of foreign-invested enterprises, setting market access restrictions and withdrawal conditions, or intervening with the normal production and operation activities of foreign-invested enterprises. To regulate the administration of foreign investment, pursuant to the Foreign Investment Law, foreign investment shall be subject to a negative list management system. The “negative list” which is released or approved by the State Council specifies the special administrative measures for access of foreign investment in specific areas. If a foreign investor is found to invest in any prohibited industry under the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. In addition, if the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list” for foreign investment, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system. In addition, the PRC government will establish a security review system for foreign investment, under which the security review shall be conducted for foreign investment affecting or likely affecting the state security. It remains unclear when the specific implementation measures of the Foreign Investment Law will be issued by the State Council.

Industry Catalog Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and National Development and Reform Commission (the “NDRC”) and the MOFCOM (the “Catalog”). In June 2017, the MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017 and was amended in June 2018. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China, which was promulgated by the Standing Committee of the National People’s Congress of the PRC on December 27, 2008 and became effective on October 1, 2009. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right.

Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China which was issued by the Standing Committee of the NPC on February 26, 2010 and became effective on April 1, 2010, and its related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the first publication of its work.

Trademark. Registered trademarks are protected under the Trademark Law of China promulgated by the Standing Committee of the NPC on August 30, 2013 which took effect on May 1, 2014, and its related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on April 24, 2017 (effective as of November 1, 2017) and the Registration Implementing Measures on the Domain Names promulgated by the CNNIC. The MIIT is the major regulatory body responsible for the administration of the Chinese Internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names.

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

Regulations Relating to Labor

Pursuant to the China Labor Law, which first took effect on January 1, 1995 and was most recently amended on December 29, 2018, and the China Labor Contract Law, which became effective on January 1, 2008 and amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. The China Labor Law stipulates the maximum number of working hours per day and per week while other labor-related regulations and rules of China stipulate the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

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

 Please refer to Item 4 Subparagraph A, “Information on the Company – History and Development of the Company – Our Corporate Structure – Structural Overview – Organization Structure and Purpose – Corporate Organization Chart and Corporate History.”

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

Office	Address	Term	Ownership	Space
The company office space for registration	Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Wangjing Xinxing Industrial Area, Chaoyang District, Beijing City	January 2018 - January 2020	Leased	39 sq. m2

Office of Beijing REIT Ecological Engineering Co., Ltd.	Apartment No. 2401, 2402, 2404, 2405 and and 2406 of Runfengdeshang Mansion, No. 60 of Anli Road, Chaoyang District of Beijing	May, 2018- June , 2022	Leased	593.78 sq. m2

Office of Beijing REIT Ecological Engineering Co., Ltd.	Jiabao Shangcheng, Weiyang District, Xi'an	October 2017-September 2019	Leased	107 sq. m2

Staff dormitory of Beijing REIT Ecological Engineering Co., Ltd.	Room 2304, 5 Building, Luxury Times City, 168 Jixiang Road, Yanta District, Xi'an City	April 2019-March 2022	Leased	126 sq. m2

Production shop of Gu’an REIT Machinery Manufacturing Co., Ltd (3)	South Region of Gu’an Industrial Area	July 2008 - January 2055	Owned	26695.5 sq. m2.

Production Shop and office of REIT Mingsheng Environment Protection Constructional Material (Changjiang) Co., Ltd (1)	No.1, Development First Road, Xunhuan Economic Industrial Area, Changjiang City, Hainan Province	December 2011 - May 2062	Owned	306000 sq. m2

Office of Beijing Reit Ecological Engineering and Technology Co., Ltd	Room 3396, No.1 Building, No.5 Liufang Nanlijia, Zhaoyang District, Beijing City	April 2019 - April 2020	Leased	10 sq. m2.

Office of Reit Ecological Engineering Company	Apartment No. 2403 of Runfengdeshang Mansion, No. 60 of Anli Road, Chaoyang District of Beijing	May, 2018- June , 2022	Leased	202.71 sq. m2.

Office of Nanjing Dingxuan Environment Protection Technology Development Co., Ltd	No.156, Zhuangqiang Jizheng, Gaochun District, Nanjing City	January 2018 - January 2023	Leased	70 sq. m2

Office of Hainan REIT Construction Project Co., Ltd.	No.1, Development First Road, Xunhuan Economic Industrial Area, Changjiang City, Hainan Province	January 2019 - May 2062	Authorized by REIT Mingsheng to unconditionally use the property.	306000 sq. m2

Production shop and office of Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd	Shengda Bridge West Road North, Guangming Weat Avenue	July 2016 - June 2022	Leased	2970 sq. m2

Land Owned by Reit Xinyi New Material Co., Ltd	West Area of Jizheng Avenue, North Area of Tanggang Road, Economic and Technical Development Zone, Xinyi City, Jiangsu Province	February 2017 - February 2067	Owned	74254.61 sq. m2

Office of Reit Xinyi New Material Co., Ltd	Room 2705, Building 17, 3188 Renmin Road, Suzhou City, Jiangsu Province	April 2019-March 2020	Leased	110.48 sq. m2

Office for the R&D department of Beijing REIT Technology Development Co., Ltd	Units 12001-12002, No. 1 Building, West-side of South 2nd Ring Road, Beilin District, Xi’an City		Owned	245.38 sq. m2

Staff dormitory of REIT Mingsheng Environment Protection Constructional Material (Changjiang) Co., Ltd (2)	Units 01043, 01044, 01045, 01047, 01071, 01075, 010913, No.1 Building, Jinshui International Residence, East-side of the Changjiang Revenue, Shilu Town, Changjiang County, Hainan Province		Owned	396.41 Sq.m2

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

Overview

Our business consists of four business segments, including machinery and equipment production and sales, construction materials production and distribution, municipal construction projects and technological consulting and other services, which accounted for 47%, 50%, 2% and 1% of our total revenue for the year ended December 31, 2018, 41%, 55%, 0% and 4% of our total revenue for the year ended December 31, 2017, and 40%, 57%, 0% and 3% of our total revenue for the year ended December 31, 2016.

The machinery and equipment we manufacture mostly consist of large-scale automatic environmental protection equipment with hydraulic integration, which can be used to produce various types of eco-friendly construction materials and meet the needs of various ecological projects. In addition, we have entered into the urban ecological construction (sponge cities) business which includes design and construction for urban ecological environments. This business focuses on resource utilization of solid wastes and urban ecological construction.

Our environmentally-friendly construction materials are made from mining waste (iron tailings) and fly-ash and are used for ground works, landscaping, hydraulic engineering projects and wall projects. Our production facilities include factories operated by REIT Changjiang and Gu’an REIT, and REIT Xingyi. We will build a new manufacturing plant for REIT Yancheng and REIT Lingqiu in the near future. We have 67 registered patents (seven of which are jointly owned with Luoyang) and four software copyrights in China and have 14 ongoing research and development projects that are crucial for our businesses. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement of any particular patent.

Our domestic customers are throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally accounted for approximately 93% and 7%, respectively, of our total sales for the year ended December 31, 2018, approximately 93% and 7%, respectively, of our total sales for the year ended December 31, 2017, and approximately 94% and 6%, respectively, of our total sales for the year ended December 31, 2016. As of December 31, 2018, our products have been sold in 5 countries.

Our primary raw materials in production of construction materials are from iron ore refining, concrete and steel. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead costs.

The following table summarizes the results of our operations during the fiscal years ended December 31, 2018, 2017 and 2016, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$37,570	100%	$35,551	100%	$2,019	6%
Cost of goods sold	20,368	54%	17,697	50%	2,671	15%
Gross profit	17,202	46%	17,854	50%	(652)	(4)%
Operating expenses
Selling expenses	1,986	5%	1,854	5%	132	7%
General and administrative expenses	5,266	14%	4,223	12%	1,043	25%
Bad debt expenses	1,953	5%	877	2%	1,076	123%
Research and development expense	799	2%	648	2%	151	23%
Total operating expenses	10,004	27%	7,601	21%	2,403	32%
Income from operations	7,198	19%	10,253	29%	3,055	(30)%
Other income (expenses)
Interest expense, net	(1,065)	(3)%	(1,013)	(3)%	(52)	5%
Other expense, net	15	0%	167	0%	(152)	(91)%
Total other expenses	(1,050)	(3)%	(846)	(3)%	(204)	24%
Income before income taxes	6,148	16%	9,407	26%	(3,259)	(35)%
Provision for income taxes	(1,580)	(4)%	(2,760)	(8)%	(1,180)	(43)%
Net income	$4,568	12%	$6,647	19%	$(2,079)	(31)%

	2017		2016
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$35,551	100%	$32,424	100%	$3,127	10%
Cost of goods sold	17,697	50%	18,371	57%	(674)	(4)%
Gross profit	17,854	50%	14,053	43%	3,801	27%
Operating expenses
Selling expenses	1,854	5%	1,581	5%	273	17%
General and administrative expenses	4,223	12%	2,677	8%	1,546	58%
Bad debt expenses	877	2%	1,102	3%	(225)	(20)%
Research and development expense	648	2%	504	2%	144	29%
Total operating expenses	7,601	21%	5,864	18%	1,737	30%
Income from operations	10,253	29%	8,189	25%	2,064	25%
Other income (expenses)
Interest expense, net	(1,013)	(3)%	(1,451)	(4)%	438	(30)%
Other expense, net	167	0%	(283)	(1)%	450	(159)%
Total other expenses	(846)	(3)%	(1,734)	(5)%	888	(51)%
Income before income taxes	9,407	26%	6,455	20%	2,952	46%
Provision for income taxes	(2,760)	(8)%	(1,952)	(6)%	(808)	41%
Net income	$6,647	19%	$4,503	14%	$2,144	48%

Revenues

Revenues increased by approximately $2.0 million, or 6%, to approximately $37.6 million for the year ended December 31, 2018 from approximately $35.6 million for the year ended December 31, 2017. The increase in net sales was driven by increase of our machinery and equipment products sales.

Revenues increased by approximately $3.1 million, or 10%, to approximately $35.6 million for the year ended December 31, 2017 from approximately $32.4 million for the year ended December 31, 2016. The increase in net sales was driven by increase of our machinery and equipment products and environmental-friendly construction materials.

The following table summarizes the results of revenues by business segments for the fiscal years ended December 31, 2018, 2017 and 2016:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	December 31, 2018		December 31, 2017		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$17,453	46%	$14,485	41%	$2,968	20%
Construction materials	18,806	50%	19,456	55%	(650)	(3)%
Municipal construction	720	2%	250	0%	470	188%
Technological consulting services	591	2%	1,360	4%	(769)	(57)%
Total	$37,570	100%	$35,551	100%	$2,019	6%

	December 31, 2017		December 31, 2016		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$14,485	41%	$13,166	41%	$1,319	10%
Construction materials	19,456	55%	18,425	57%	1,031	6%
Municipal construction	250	0%	-	-	250	-
Technological consulting services	1,360	4%	833	3%	527	63%
Total	$35,551	100%	$32,424	100%	$3,127	10%

Machinery and Equipment

Revenue from machinery and equipment increased by $3.0 million, or 20%, from $14.5 million for the year ended December 31, 2017 compared to $17.5 million for the year ended December 31, 2018. We benefited from our successful IPO listing at the end of 2017, as the Company increased its brand awareness, which, brought additional customers in 2018. In addition, because more stringent environmental regulations are being enforced in China, many companies have to eliminate old equipment that is polluting the environment and have to replace it with environmentally friendly construction materials equipment. As a result, our sales increased due to the increased customer demand for our new automated machine models that have more functions and are more environmentally friendly comparing to the traditional models.

Revenue from machinery and equipment increased by $1.3 million, or 10%, from $13.2 million for the year ended December 31, 2016 to $14.5 million for the year ended December 31, 2017. We sold 18 production lines and 33 large equipment sets to customers for the year ended December 31, 2017, compared to 32 production lines and 20 large equipment sets sold during fiscal 2016. The increase is mainly due to the Company being able to maintain the sales of traditional equipment models while promoting new automated machine models.

Construction materials

Sales of our environmental-friendly construction materials decreased by $0.7 million or 3% for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The slight decrease was mainly due to more stringent environment protection regulations being implemented during the year, which reduced construction projects in some regions, which in turn, reduced the demand for our construction materials.

Sales of our environmental-friendly construction materials increased by $1.0 million or 6% for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase was mainly due to the increased sales of our customized construction material products, good business relationships with well-developed wholesale customers and construction companies.

Municipal construction

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects increased by $0.5 million in fiscal 2018 as compared to fiscal 2017 due to the completion of a municipal construction project in 2018, which was started in fiscal 2017.

Revenue from municipal construction projects increased by $0.25 million in fiscal 2017 as compared to fiscal 2016 due to we had one municipal construction project in fiscal 2017, and we did not have any municipal construction projects in fiscal 2016.

Technological consulting services

We started to provide environmental-protection related consulting services to customers in the second half of 2016. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports review and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. Revenue from our consulting service agreements with our customers range from approximately $100,000 to $250,000 per agreement.

Revenue from technology consulting service decreased by $0.8 million, or 57%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017. This decrease resulted from less consulting contacts obtained in 2018. Revenue from technology consulting service increased by $0.5 million, or 63%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016. This increase resulted from more consulting contacts obtained in 2017 than in 2016.

Cost of goods sold

Our cost of goods sold increased by approximately $2.7 million or 15% to approximately $20.4 million for the year ended December 31, 2018 from approximately $17.7 million for the year ended December 31, 2017. The increase in cost of goods sold was mainly due to the increase of the costs of our construction materials. As a percentage of revenues, the cost of goods sold increased by approximately 4% to 54% in fiscal 2018 from 50% in fiscal 2017, which was mainly attributable to higher raw material cost for our construction materials in fiscal 2018, as well as more environment procedures were implemented during the production which are required by environmental laws.

Our cost of goods sold decreased by approximately $0.7 million or 4% to approximately $17.7 million for the year ended December 31, 2017 from approximately $18.4 million for the year ended December 31, 2016. The decrease in cost of goods sold was mainly due to the decrease of the costs of our construction materials. As a percentage of revenues, the cost of goods sold decreased by approximately 7% to 50% in fiscal 2017 from 57% in fiscal 2016, which was mainly attributable to less raw material cost for our construction materials in fiscal 2017.

Gross profit

Our gross profit decreased by approximately $0.7 million, or 4%, to approximately $17.2 million for the year ended December 31, 2018 from approximately $17.9 million for the year ended December 31, 2017. Gross profit margin was 46% for fiscal 2018, as compared with 50% in fiscal 2017. The decrease in gross profit margin by 4% was primarily attributable to decreased gross profit in construction material segment due to higher raw material costs and production costs.

Our gross profit increased by approximately $3.8 million, or 27%, to approximately $17.9 million for the year ended December 31, 2017 from approximately $14.1 million for the year ended December 31, 2016. Gross profit margin was 50% for fiscal 2017, as compared with 43% in fiscal 2016. The increase in gross profit margin by 7% was primarily attributable to increased gross profit in construction material segment due to a higher average selling price.

Our gross profit and gross margin by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$9,402	54%	$7,749	53%	$1,653	1%
Construction material	7,206	38%	9,087	47%	(1,881)	(8)%
Municipal construction	183	25%	90	36%	93	(11)%
Technological consulting services	411	69%	928	68%	(517)	1%
Total	$17,202	46%	$17,854	50%	$(652)	(4)%

	2017		2016		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$7,749	53%	$7,710	59%	$39	(6)%
Construction material	9,087	47%	6,025	33%	3,062	14%
Municipal construction	90	36%	-	-%	90	36%
Technological consulting services	928	68%	318	38%	610	30%
Total	$17,854	50%	$14,053	43%	$3,801	7%

Machinery and Equipment

Gross profit for machinery and equipment products increased by approximately $1.7 million to approximately $9.4 million for the year ended December 31, 2018 as compared to $7.7 million for fiscal 2017. Gross profit margins for this segment were 54% and 53%, respectively for fiscal 2018 and 2017. Machinery and equipment represented the second largest portion of our total sales in fiscal 2018. The gross margin increased slightly by 1%, which was consistent comparing to fiscal 2017.

Gross profit for machinery and equipment products increased by approximately $0.04 million to approximately $7.75 million for the year ended December 31, 2017 as compared to $7.71 million for fiscal 2016. Gross profit margins for this segment were 53% and 59%, respectively for fiscal 2017 and 2016. Machinery and equipment represented the second largest portion of our total sales in fiscal 2017 and the largest portion of our sales in fiscal 2016. The gross margin decreased by 5%, which was due to the increase costs of goods sold during fiscal 2017.

Construction materials

Gross profit for construction materials was approximately $7.2 million for the year ended December 31, 2018 compared to approximately $9.1 million for the year ended December 31, 2017. The gross profit margin for this segment was approximately 38% for the year ended December 31, 2018 as compared to 47% for the year ended December 31, 2017. The gross margin decrease was mainly due to higher costs of raw materials and higher production costs due to more environment protection requirements in fiscal 2018.

Gross profit of construction materials was approximately $9.1 million for the year ended December 31, 2017 compared to approximately $6.0 million for the year ended December 31, 2016. The gross profit margin for this segment was approximately 47% for the year ended December 31, 2017 as compared to 33% for the year ended December 31, 2016. The gross margin increase was mainly due to significant increased sales in fiscal 2017.

Municipal construction

Gross profit for the municipal construction project segment was $0.2 million, $0.1 million and $0 for the years ended December 31, 2018, 2017 and 2016, respectively. In fiscal 2018, the Company completed one project in which was started in fiscal 2017. However, the Company did not have revenue from the municipal construction segment in fiscal 2016.

Technological consulting services

Gross profit for consulting services decreased by $0.5 million for the year ended December 31, 2018 as compared to fiscal 2017, which was consistent with the decrease in revenue in fiscal 2018. The gross margin was 69% for the year ended December 31, 2018 as compared to 68% for the year ended December 31, 2017. The gross margin was consistent over the years.

Gross profit for consulting services increased by $0.1 million for the year ended December 31, 2017 as compared to fiscal 2016, which was consistent with the increase in revenue in fiscal 2017. The gross margin was 68% for the year ended December 31, 2017 as compared to 38% for the year ended December 31, 2016. The gross margin increase was due to the higher contract price.

Selling expenses.

For fiscal 2018, our selling expenses were $2.0 million, representing a 7% increase from $1.9 million in fiscal 2017. The increase was mainly due to higher sales commissions and advertising costs in fiscal 2018. As a percentage of sales, our selling expenses were 5% and 5% for the years ended December 31, 2018 and 2017, respectively, which was consistent over the years.

For fiscal 2017, our selling expenses were $1.8 million, representing a 17% increase from fiscal 2016. The increase was mainly due to higher sales commission expenses in fiscal 2017 and more marketing activities were incurred during fiscal 2017. As a percentage of sales, our selling expenses were 5% and 5% for the years ended December 31, 2017 and 2016, respectively.

General and administrative expenses.

For fiscal 2018, our general and administrative expenses were $5.3 million, representing an approximate increase of $1.1 million compared to $4.2 million in fiscal 2017. As a percentage of revenues, general and administrative expenses were 14% and 12% of our total revenues for the years ended December 31, 2018 and 2017, respectively. The increase in general and administrative expenses was mainly due to increased salaries and benefits, as well as increased consulting and professional fees.

For fiscal 2017, our general and administrative expenses were $4.2 million, representing an approximate increase of $1.4 million compared to fiscal 2016. As a percentage of revenues, general and administrative expenses were 12% and 8% of our total revenues for the years ended December 31, 2017 and 2016, respectively. The significant increase in general and administrative expenses was mainly due to increased consulting fees of $1 million in fiscal 2017.

Bad debt expenses

For fiscal 2018, our bad debt expenses were $2.0 million, representing an approximate increase of $1.1 million compared to $0.9 million in fiscal 2017. As a percentage of revenues, bad debt expenses were 5% and 2% of our total revenues for the years ended December 31, 2018 and 2017, respectively.

For fiscal 2017, our bad debt expenses were $0.9 million, representing an approximate decrease of $0.2 million compared to $1.1 million in fiscal 2016. As a percentage of revenues, bad debt expenses were 2% and 3% of our total revenues for the years ended December 31, 2017 and 2016, respectively.

For accounts receivable aged under six months, the Company typically considers collectible and will not provide with any allowance; accounts receivable aged from 7 to 9 months will be reserved at 5% of the outstanding balance; accounts receivable aged from 10 to 12 months will be reserved at 20%; and, accounts receivable aged over 1 year will be reserved at 100%. Below is the aging schedule of accounts receivable as of December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017
Accounts Receivable Age:
Less than 3 months	$5,707,525	$9,750,037
From 4 to 6 months	3,765,854	2,997,637
From 7 to 9 months	3,431,284	2,489,463
From 10 to 12 months	2,467,339	2,139,354
Over 1 year	3,032,277	2,942,722
Bad debt reserve	(3,228,732)	(1,815,927)
Accounts Receivable, net	$15,175,547	$18,503,286
Less: Accounts Receivable, net - related party	(450,473)	-
Accounts Receivable, net - third parties	$14,725,074	$18,503,286

The Company assessed that the bad debt reserve of $3,228,732 was adequate as of December 31, 2018 based on specific customers’ facts and circumstances, especially the subsequent collection information. As of April 30, 2019, the amount of the subsequent collection of the outstanding receivable as of December 31, 2018 is as follows:

	December 31, 2018	Subsequent collection up to April 30, 2019	% of collection
AR aged less than 3 months	$5,707,525	$1,151,929	31.8%
AR aged from 4 to 6 months	3,765,854	473,846	13.1%
AR aged from 7 to 9 months	3,431,284	1,045,786	28.9%
AR aged from 10 to 12 months	2,467,339	486,554	13.4%
AR aged over 1 year	3,032,277	466,139	12.9%
Bad debt reserve	(3,228,732)	-	-
Accounts Receivable, net	$15,175,547	$3,624,254	23.9%

The increase of accounts receivable aged over 1 year was mainly due to the increase of the accounts receivable balance from sales of machinery and equipment. The customers with potential collection issues were not the same for both balance sheet dates and none of those customers are related parties. The Company believes that its current accounts receivable bad debt reserve is adequate based on its ongoing assessment.

Based on the assessment of customers’ credit and ongoing relationships, our payment terms typically range from 90 days to 1 year. Days sales outstanding for the years ended December 31, 2018 and 2017 were 186 and 186 days, respectively.

The Company does not believe that it has a material collection risk under its business model, nor does it believe that macroeconomic conditions will have a negative impact on its collectability. The Company’s business has continued to grow. Demands for its equipment and its environment friendly technology has been increasing. Thus, the Company does not believe the collection issues will impact its liquidity adversely.

In addition, an increase of approximately $0.3 million in the allowance for doubtful accounts was related to advances to suppliers balance as of December 31, 2018. At each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records a specific allowance for those advances based on the specific facts and circumstances.

Research and development expenses.

Our research and development expenses were approximately $0.8 million, $0.6 million and $0.5 million years ended December 31, 2018, 2017 and 2016, respectively. The increase was due to more research and development activities for our environment friendly equipment during the year.

Interest expense, net.

Our interest expenses were approximately $1.1 million, $1.0 million and $1.4 million years ended December 31, 2018, 2017 and 2016, respectively. The interest expenses for fiscal 2018 were stable as compared to fiscal 2017 while the loan balances as of December 31, 2018 were increasing as compared to the loan balances as of December 31, 2017. This was mainly due to the lower weighted average interest rates for fiscal 2018.

Income before income taxes

Our income before income taxes was approximately $6.1 million for the year ended December 31, 2018, a decrease of approximately $3.3 million as compared to approximately $9.4 million for the year ended December 31, 2017. The decrease was primarily attributable to increased selling expenses, general and administrative expense and bad debt expenses as discussed above.

Our income before income taxes was approximately $9.4 million for the year ended December 31, 2017, an increase of approximately $2.9 million as compared to approximately $6.5 million for the year ended December 31, 2016. The increase was primarily attributable to increased sales and gross margin, offset by the increased selling expense and general and administrative expense as discussed above.

Provision for income taxes

For 2018, 2017 and 2016, Beijing REIT was recognized as a High-Tech Enterprise by the Chinese government and subject to a favorable income tax rate of 15%. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue can be exempt from income tax. For fiscal year 2018, 2017 and 2016, REIT Changjiang did not receive such exemption. Nanjing Dingxuan primarily provides technological services to customers, based on local tax regulation, its taxable income was assessed at 10% of its revenue for both years ended December 31, 2016 and 2015. Nanjing Dingxuan did not receive such favorable income tax rate for the year ended December 31, 2017 and 2018. The following table reconciles the impact of the favorable tax rate for the years ended December 31, 2018, 2017 and 2016.

	For the year ended December 31, 2018
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$868,978	$4,680,463	$(302,659)	$5,246,782
Income tax at statutory rate of 25%	217,245	1,170,116	(75,665)	1,311,696
Income tax at favorable rates	130,347	1,170,116	(75,665)	1,224,798
Tax saving from favorable rates	86,898	-	-	86,898
Consolidated income before tax				6,148,137
Effect of favorable income tax rate				1.4%
Effective income tax rate				25.7%

	For the year ended December 31, 2017
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$2,661,251	$5,967,365	$971,218	$9,599,835
Income tax at statutory rate of 25%	665,313	1,491,841	242,805	2,399,959
Income tax at favorable rates	399,188	1,491,841	242,805	2,133,834
Tax saving from favorable rates	266,125	-	-	266,125
Consolidated income before tax				9,406,865
Effect of favorable income tax rate				2.8%
Effective income tax rate				29.3%

	For the year ended December 31, 2016
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$1,587,887	$4,433,782	$167,008	$6,188,677
Income tax at statutory rate of 25%	396,971	1,108,446	41,752	1,547,169
Income tax at favorable rates	238,183	1,108,446	4,237	1,350,866
Tax saving from favorable rates	158,788	-	37,515	196,303
Consolidated income before tax				6,455,436
Effect of favorable income tax rate				3.0%
Effective income tax rate				30.2%

Our provision for income taxes was approximately $1.6 million for the year ended December 31, 2018, a decrease of approximately $1.1 from approximately $2.7 million for the year ended December 31, 2017. The decrease in income tax provision was a result of decreased taxable income for the year ended December 31, 2018. The effective tax rates were 25.7% and 29.3% for the years ended December 31, 2018 and 2017, respectively. The decrease in effective tax rate is mainly due to the change in valuation allowance.

Our provision for income taxes was approximately $2.8 million for the year ended December 31, 2017, an increase of approximately $0.8 from approximately $2.0 million for the year ended December 31, 2016. The increase in income tax provision was a result of increased taxable income for the year ended December 31, 2017. The effective tax rates were 29.3% and 30.2% for the years ended December 31, 2017 and 2016, respectively. The decrease in effective tax rate is mainly due to the change in valuation allowance.

B.	Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. REIT Holdings, our wholly owned subsidiary established in Hong Kong, owns Beijing REIT, REIT Xinyi, REIT Ecological and REIT Yancheng, which Beijing REIT in turn owns our assets through its subsidiaries in China, India and the United States. We may need dividends and other distributions in equity from our subsidiaries, including the China Operating Companies to satisfy our liquidity requirements. Current Chinese regulations permit our China Operating Companies to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our China Operating Companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our China Operating companies may also allocate a portion of their after-tax profits based on Chinese accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

As of December 31, 2018, and 2017, we had outstanding loans of approximately $17.4 million and $14.9 million from various banks in China and third-party financing company, respectively. To secure these debts, we have pledged our land use rights in Changjiang County, Hainan Province and Gu’an County, Hebei Province, as well as the buildings on the aforesaid land and 9 other properties, to our lenders. Our assets outside of China are not used as collateral.

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

As of December 31, 2018, and 2017, we had cash and cash equivalents of approximately $1.6 million and $10.9 million, and restricted cash of approximately $0.09 million and $0, respectively. As of December 31, 2018, and 2017, $1,065,774 and $2,018,199 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The cash balance held in the Hong Kong bank accounts was $73,540 and $51,634 as of December 31, 2018 and 2017, respectively. The cash balance held in India bank accounts was $90,783 and $0 as of December 31, 2018 and 2017 respectively. The cash balance held in BVI bank accounts was $245,874 and $8,774,608 as of December 31, 2018 and 2017 respectively. As of December 31, 2018, and 2017, the Company held $181 and $3,356 of cash balances within the United States, respectively, which was below the FDIC insurance limits of $250,000.

Substantially all of our operations are conducted in China and are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict the ability to convert RMB into U.S. Dollars.

As of December 31, 2018, and 2017, our current assets were approximately $29.5 million and $33.6 million, respectively, and our current liabilities were approximately $20.7 million and $26.6 million, respectively.

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

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, capital contributions from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

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

During fiscal 2018, we repaid approximately $16.2 million of bank loans upon maturity. We also borrowed approximately $19.5 million new bank loans from various banks in China. Lack of sufficient financial support from local banks or our related parties could potentially affect our capital expenditure and expansion of business. Our failure to refinance any bank loan may have a significant negative impact on our normal business operations.

On August 2, 2016, ReTo issued a total of 17,830,000 common shares at $0.25 per share to all of the Company’s original shareholders or former shareholders of Beijing REIT. The parties involved included the Company’s original shareholders, their family members and individual or companies who hold shares for them. Since the shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization. The Company believes it is appropriate to reflect these share issuances as nominal stock issuances on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented. Among total proceeds of $4,457,500 from the share issuance, the Company paid $3,466,260 (approximately RMB 24 million) to the original shareholders of Beijing REIT to buy back their equity interests in Beijing REIT as part of reorganization. The extra $0.9 million was contributed by the original shareholders to the holding company to pay for the various professional expenses of its planned initial public offering and was treated as capital contribution by the original shareholders.

In September 2016, the Company issued 800,000 shares of the Company’s common stock to settle a loan payable to an unrelated third party in the amount of RMB21,240,000 (approximately $3.2 million). The shares were valued at $4 per share because it was considered the fair value of the Company’s shares that the investor was willing to convert the loan into.

In addition, in December 2016, the Company issued 900,000 common shares to an unrelated investor, at a price of $4 per share for total proceeds of approximately $3,600,000. On September 17, 2107, the Company received the full $3.6 for the common shares from the investor at a price of $4 per share. The Company used $3.3 million of the proceeds to acquire VBI who owned a 15.68% equity interest in REIT Changjiang. The Company received the funds from the investor in September 2017 and the shares were released from escrow.

On November 29, 2017, we completed initial public offering (“IPO”) of 3,220,000 shares of its common shares at a public offering price of $5.00 per share. The gross proceeds from the offering were approximately $16.1 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $14.3 million. In connection with the offering, the Company’s common stock began trading on the NASDAQ Capital Market beginning on November 29, 2017 under the symbol “RETO”.

Years ended December 31, 2018, 2017 and 2016

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	December 31, 2018	December 31, 2017	December 31, 2016
Net cash (used in) provided by operating activities	$(904)	$2,535	$3,938
Net cash used in investing activities	(11,545)	(7,374)	(9,301)
Net cash provided by financing activities	3,456	13,999	6,743
Effect of exchange rate changes on cash and cash equivalents	(307)	(122)	(242)
Net (decrease) increase in cash and cash equivalents	(9,300)	9,038	1,138
Cash and restricted cash, beginning of year	10,863	1,825	687
Cash and restricted cash, end of year	$1,563	$10,863	$1,825

Operating Activities

Net cash used in operating activities was approximately $0.9 million for the year ended December 31, 2018, compared to cash provided by operating activities of approximately $2.5 million for year ended December 31, 2017. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	The decrease of net income of $2.1 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

●	Advances to suppliers increased by approximately $3.8 million for fiscal 2018 as compared with fiscal 2017 due to that we made more prepayments for the raw materials used for equipment and construction material productions.

●	Inventory increased by approximately $3.0 million for fiscal 2018 as compared with fiscal 2017 due to that we purchased more inventories during fiscal 2018.

●	Advances from customers decreased by approximately $3.3 million for fiscal 2018 as compared with fiscal 2017.

And offset by the following factors:

●	Accounts receivable decreased by approximately $0.9 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

●	Accrued and other liabilities increased by approximately $0.8 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

Net cash provided by operating activities was approximately $2.5 million for the year ended December 31, 2017, compared to cash provided by operating activities of approximately $3.9 million for year ended December 31, 2016. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	The increase of net income of $2.1 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

●	Tax payable increased by approximately $1.0 million for fiscal 2017 as compared with fiscal 2016 due to higher tax provisions made for the year ended December 31, 2017.

And offset by the following factors:

●	Accounts receivable increased by approximately $3.3 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016 due to increased sales in fiscal 2017.

●	Accounts payable decreases by approximately $1.9 million for fiscal 2017 as compared to fiscal 2016 due to the Company paid off more payable balances during fiscal 2017.

Investing Activities

Net cash used in investing activities was approximately $11.5 million for the year ended December 31, 2018. During the year ended December 31 2018, the Company paid $5.4 million on the construction in progress (“CIP”) projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi. We prepaid approximately $3.8 million for the construction of facilities for our newly established REIT Yancheng. We also made an investment intention deposit of approximately $2.3 million for a potential acquisition. As of the report date, the acquisition is still under negotiation.

Net cash used in investing activities was approximately $7.4 million for the year ended December 31, 2017. During the year ended December 31 2017, the Company paid $4.7 million on the CIP projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi, and made the payment to acquire non-controlling interests of Changjiang REIT of $2.7 million.

Net cash used in investing activities was approximately $9.3 million for the year ended December 31, 2016. During the year ended December 31 2016, the Company paid $9.4 million on the CIP projects to build a new factory facility for the Company’s subsidiary REIT Xinyi. In addition, the Company spent approximately $1.7 million in purchasing the land use right for REIT Xinyi for the year ended December 31, 2016.

Financing Activities

Net cash provided by financing activities was approximately $3.0 million for the year ended December 31, 2018, including proceeds from bank loans of $19.5 million, and net proceed from related parties of $0.2 million, partly offset by the repayment of bank loans of $16.2 million.

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

As of December 31, 2018, the details of all our bank loans were as follows:

(All amounts in U.S. dollars)

No.	Type	Contracting Party	Maturity Date	Amount	Effective Interest rate
1	Short-term Bank Loan	China Merchants Bank	May - December, 2019	$4,362,000	Fixed interest rates ranging from 5.655% to 6.960% per annum
2	Short-term Bank Loan	Beijing Bank	February, March, April 2019	$2,908,000	Fixed interest rates ranging from 5.22% to 5.4475% per annum
3	Short-term Bank Loan	Bank of Communications	September 2019	$1,454,000	Fixed interest rate of 5.0025% per annum
4	Short-term Loan	Haikong Holdings Microfinance Co.,Ltd.	December 2019	$218,100	Fixed interest rate of 19.2% per annum
5	Long-term Bank Loan	Changjiang Li Autonomous County Rural Credit Cooperative Assoc.	June 2024	$8,578,600	Fixed interest rate of 7% per annum for 6 years

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

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2018, 2017 and 2016.

(All amounts in thousands of U.S. dollars)	December 31, 2018	December 31, 2017	December 31, 2016
Statutory Reserves	$2,633	$1,989	1,034
Total Restricted Net Assets	$2,633	$1,989	1,034
Consolidated Net Assets	$53,181	$51,629	28,303
Restricted Net Assets as Percentage of Consolidated Net Assets	5.0%	3.9%	3.7%

Total restricted net assets accounted for approximately 5.0%, 3.9% and 3.7% of our consolidated net assets as of December 31, 2018, 2017 and 2016, respectively. As our subsidiaries in China usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $9.3 million, $4.6 million, and $9.4 million for the years ended December 31, 2018, 2017 and 2016, respectively for purchases of equipment and conducting our CIP projects construction in connection with our business activities.

In 2015, the Company formed a new subsidiary REIT Xinyi together with a 30% noncontrolling interest shareholder Xinyi Transportation and plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly bricks for road pavement and building construction use. The project was fully complete by December 31, 2018.

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

Based on the assessment of customers’ credit and ongoing relationships, our payment terms typically range from 90 days to 1 year. Days sales outstanding for the years ended December 31, 2018 and 2017 were 186 and 186 days, respectively. Our days sales outstanding were consistent over the years.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) from January 1, 2018 using the modified retrospective approach. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there is no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2018 and 2017.

The Company usually agrees with customers on the contracts to holdback approximately 5% to 20% of total contract price as security deposits which are payable by customer within 12 months after the goods are shipped and titles have passed. The Company determines that the timing of collection of security deposit has no impact on revenue recognition, as all above criteria on revenue recognition had been met at the point at delivery and the Company does not retain any substantial performance obligations. The security retention included in the account receivable as of December 31, 2018 and 2017 was Nil and $557,919, respectively.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services which includes sponge city projects, sewage pipeline construction, public plaza construction, and landscaping, etc. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from technological consulting and other services

The Company recognizes revenue when technological consulting and other services are rendered and accepted by the customers.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

The Company’s subsidiaries lease office spaces under operating leases. Operating lease expense amounted to $233,921, $89,785 and $196,330 for the years ended December 31, 2018, 2017 and 2016.

The following table presents the company’s material contractual obligations as of December 31, 2018:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short term loans	$8,942,100	$8,942,100	$-	$-	$-
Long term loan	8,578,600	436,200	3,053,400	4,071,200	1,017,800
Operating lease commitment	701,345	246,684	454,661	-	-
Total	$18,222,045	$9,624,984	$3,508,061	$4,071,200	$1,017,800

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed

Hengfang Li (1) (2)	56	Chief Executive Officer and Chairman of the Board	April 19, 2016(8)

Guangfeng Dai (1) (2)	58	Chief Operating Officer and Director	November 7 2016

Zhizhong Hu (1) (2)	56	Chief Technology Officer and Director	November 7, 2016

Yuxia Jia (1)	42	Chief Financial Officer	Not Applicable

Xingchun Wang (1) (3) (5) (6) (7)	49	Director	November 7, 2016

Zhi Li (1) (3) (5)(6) (7)	56	Director	November 7, 2016

Sophia Liu (1) (4) (5)	40	Director	November 7, 2016

Austin Huang (1) (4) (6) (7)	61	Director	November 7, 2016

(1)	The individual’s business address is c/o Beijing REIT Technology Development Co., Ltd., 24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director whose term expires at the 2019 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2021 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2020 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

(8)	Mr. Li’s appointment was affirmed by the shareholders on November 7, 2016.

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

In 2018, we expensed an aggregate of approximately $484,160 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

Composition of Board

Our board of directors currently consists of seven directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors shall face re-election at our 2020 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2021 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2019 annual general meeting of shareholders and every three years thereafter.

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

Our Employees

As of December 31, 2018, we employed 235 people on a full-time basis. We have 38 employees in management, 39 employees in sales and marketing, 24 employees in research and development, 93 employees in manufacturing and installation and 41 employees in administration. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2018, we contributed approximately $448,821 to the employee benefit plans and social insurance. In 2017, we contributed approximately $457,571 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Hengfang Li

We entered into an employment agreement with Hengfang Li effective October 1, 2018, providing for Mr. Li to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Li’s employment agreement, Mr. Li is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 800,000 (approximately $123,000); and

●	Reimbursement of reasonable business expenses.

Mr. Li will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Li’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Li’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Guangfeng Dai

We entered into an employment agreement with Guangfeng Dai effective October 1, 2018, providing for Mr. Dai to serve as the Company’s Chief Operating Officer. Under the terms of Mr. Dai’s employment agreement, Mr. Dai is, among other matters, to support the Company’s CEO in developing, executing and managing the Company’s business plan with an emphasis on operations and sales in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 750,000 (approximately $115,000); and

●	Reimbursement of reasonable business expenses.

Mr. Dai will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Dai’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Dai’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Dai is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Zhizhong Hu

We entered into an employment agreement with Zhizhong Hu effective October 1, 2018, providing for Mr. Hu to serve as the Company’s Chief Technology Officer. Under the terms of Mr. Hu’s employment agreement, Mr. Hu is, among other matters, to create overall technology standards and practices, build the Company’s technology team and manage data systems and effectiveness in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 700,000 (approximately $108,000); and

●	Reimbursement of reasonable business expenses.

Mr. Hu will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Hu’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Hu’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hu is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Yuxia Jia

We entered into an employment agreement with Yuxia Jia effective October1, 2018, providing for Ms. Jia to serve as the Company’s Chief Financial Officer. Under the terms of Ms. Jia’s employment agreement, Ms. Jia is, among other matters, to setup and oversee all financial and operational controls and metrics of the Company, maintain responsibility for all financial operations of the Company and develop and direct financial plans for the strategic growth of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 250,000 (approximately $38,000); and

●	Reimbursement of reasonable business expenses.

Ms. Jia will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Ms. Jia’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of May 14, 2019, for:

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

Applicable percentage ownership prior is based on 22,760,000 common shares outstanding as of the date of this annual report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., 24th Floor, Tower B, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and executive officers:
Hengfang Li (1)	6,131,121	26.9%
Guangfeng Dai (2)	780,632	3.4%
Zhizhong Hu (3)	780,632	3.4%
Yuxia Jia	90,000	* %
Xingchun Wang	0	*
Zhi Li	0	*
Sophia Liu	0	*
Austin Huang	0	*
All directors and executive officers as a group (8 persons):	7,782,385	34.2%

*	Less than 1%.
(1)	Chairman and Chief Executive Officer. Includes: (i) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 4,560,357 common shares held by 10 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Li owns 40% of the company.
(2)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the company.
(3)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Hu owns 20% of the company.

2018 Share Incentive Plan

On November 6, 2018, the Company’s shareholders approved the 2018 Share Incentive Plan (the “2018 Incentive Plan”). The 2018 Incentive Plan allows for issuance of up to 2,000,000 shares of the Company’s Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.

As of the current date, there are 2,000,000 shares available for issuance under the 2018 Incentive Plan

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of May 14, 2019, for:

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

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Other 5% or greater beneficial owners
Great Deal International Development Limited (1)	3,903,161	17.1%
Good Venture Industrial Limited (2)	1,750,000	7.7%
Hao Guan	1,650,000	7.3%
Other 5% or greater beneficial owners as a group	7,303,161	32.1%

(1)	Represents 3,903,161 shares directly held by Great Deal International Development Limited, a Hong Kong limited liability company whose shareholders include Mr. Hengfang Li (40%), Guangfeng Dai (20%), and Zhizhong Hu (20%). Mr. Li, Dai, and Hu hold 40%, 20%, and 20%, respectively, voting and investment power over the shares held. These are the same shares.
(2)	Represents 1,750,000 shares directly held by Good Venture Industrial Limited, a Hong Kong limited liability company controlled by Feng Wu.

B.	Related Party Transactions.

The Company records transactions with various related parties. These related party balances as of December 31, 2018 and 2017 and transactions for the years ended December 31, 2018 and 2017 are identified as follows:

Related Party Balances:

As of December 31, 2018 and 2017, the balances due to related parties were as follows:

	December 31, 2018	December 31, 2017
Mr. Hengfang Li (1)	$561,313	$375,697

As of December 31, 2018 and 2017, the balances resulting from normal course of business with related parties were as follows:

	December 31, 2018	December 31, 2017
Accounts receivable
- Reto International Trading (2)	$450,473	$-
Advance to supplier
- Shexian Ruibo (3)	$947,557	$-
Accounts payable
- Q Green Techcon Private Limited (4)	$557,584	$-

(1)	Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed.

(2)	Reto International Trading Co. Ltd. (“Reto International Trading”) is a related party due to the sole shareholder of Reto International Trading is a greater than 5% shareholder of RETO.

(3)	Shexian Ruibo is a related party because the majority shareholder of Shexian Ruibo was a greater than 5% shareholder of RETO in 2018.

(4)	Q Green Techcon Private Limited is the minority Shareholder of REIT India and holds 49% of REIT India’s equity.

The Company’s principal shareholders also provide personal guarantees for the Company’s short-term loans (See Note 9 to the Consolidated Financial Statements included in this Annual Report) and long-term bank loans (See Note 11 to the Consolidated Financial Statements included in this Annual Report).

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Ecology Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is RMB 25,000,000 (US$ 3,842,500).

On November 8, 2018, Shexian Ruibo borrowed RMB 6 million (approximately $0.87 million) from an individual investor through Fusheng (Beijing) Capital Investment Consulting Co., Ltd (“Fusheng Capital”) with an interest rate of 14% per annum, which was guaranteed by REIT Holdings and REIT Changjiang. On January 5, 2019, Shexian Ruibo terminated this financing entrustment contract with Fusheng Capital (See Note 14).

Related Party Sales and Purchase Transactions:

The Company also makes regular sales to various related parties, as well as making purchase from a related party during the normal course of business.

The total sales and purchase with related parties for the years ended December 31, 2018, 2017 and 2016, were as follows:

	For the years ended December 31,
	2018	2017	2016
Sales to related parties
Zhongrong Honghe Eco Construction Materials Co., Ltd (1)	$567,812	$-	$-
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd. (2)	233,559	-	-
Reto International Trading Co. Ltd.	1,139,440	-	-
Total	$1,940,811	$-	$-
Purchase from a relate party
Shexian Ruibo Environmental Science and Technology Co., Ltd.	5,843,564	-	-
Total	$5,843,564	$-	$-

(1)	Zhongrong Honghe Eco Construction Materials Co., Ltd. is an entity controlled by the CEO’s wife.

(2)	Changjiang Zhongrong Hengde Environmental Protection Co., Ltd. is an entity controlled by the CEO’s wife.

C.	Interests of experts and counsel.

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See information provided in response to Item 18 below.

Legal and Administrative Proceedings

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation that are generally contractual in nature.  Currently, Beijing REIT is the defendant in a lawsuit in which the plaintiff is seeking RMB 656,000 from Beijing REIT (approximately $101,000), a judgment for first instance was entered against Beijing REIT, which it has filed an appeal. As a result, we believe this lawsuit is not a material lawsuit and will not have a material adverse effect on the Company.

In 2018 a financial intermediary and REIT Xinyi began negotiations towards a potential cooperation where the financial intermediary would introduce potential investors to facilitate investment in REIT Xinyi’s business. In December 2018, an investor invested 1,000,000 RMB (approximately $0.15 million) in REIT Xinyi through this financial intermediary. REIT Xinyi rejected this investment and returned the total investment funds it received to the investor and informed the financial intermediary to cease facilitating investments from other investors. In addition, despite there not being a final mutual agreement between the parties, it appears the financial intermediary may have acquired investment funds in the aggregate amount of 15,450,000 RMB (approximately $2.15 million) from certain investors, and REIT Xinyi did not receive any funds from these investments.

As of the date of this annual report, REIT Xinyi has not been involved in any lawsuit regarding the above investments. In the event that there are any legal claims or lawsuits against the Company due to these investments, Mr. Hengfang Li, the Company’s CEO has agreed to assume full responsibility for liabilities, if any, and assume the creditor’s rights for these claims on behalf of the Company. Accordingly, at this time, the Company believes that any ultimate liability resulting from the outcome of such proceedings, if there are any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

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

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT, REIT Ecological and REIT Yancheng. Current Chinese regulations permit our China Operating Companies to pay dividends to REIT Holdings only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Further, two loans governing part of the current debts incurred by Beijing REIT and REIT Changjiang have restrictions on their abilities to pay dividends, and any future financing arrangements may impose such restrictions as well. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our China Operating Companies are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the China Enterprise Income Tax Law (“EIT Law”) and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Beijing REIT, REIT Ecological and REIT Yancheng are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the Chinese central government and governments of other countries or regions where the non-Chinese-resident enterprises are incorporated.

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

China Enterprise Income Tax

According to the Enterprise Income Tax Law of China (the “EIT Law”), which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 (effective as of January 1, 2008 and was last amended on February 24, 2017 (effective on the same day) and on December 29, 2018 (effective on the same day), respectively. The income tax for both domestic and foreign-invested enterprises on their global income is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008 further clarifies the calculation of the income tax on different types of incomes.

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

China Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals in China engaging in the sale of goods, the provision of processing, repair and assembly services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The amount of VAT payable is calculated as “output VAT” minus “input VAT” and the rate of VAT for the China Operating Companies is as follows: 17% for Beijing REIT; 17% for Gu’an REIT; 3% for Dingxuan; 6% for REIT Eco Engineering; 6% for REIT Construction; 17% for Ruirong; 17% for Xinyi; and 17% for REIT Changjiang for sales of our goods. On April 4, 2018, Ministry of Finance and State Administration of Taxation collectively promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, the implementation of which began on May 1, 2018, pursuant to which a taxpayer engaging in a taxable sales activity for the value-added tax purpose or imports of goods, the previous applicable 17% and 11% tax rates are adjusted to 16% and 10% respectively, and exported goods originally subject to 17% and 11% tax rates and export rebate rate, will be subject to 16 % and 10% tax rate and export rebate rate. The 16% tax rate was further reduced to 13% starting from April 1, 2019.

People’s Republic of China Taxation

Under the EIT Law which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and the EIT Rules which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On January 29, 2016, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (2016 Version), which retroactively became effective on January 1, 2016, provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Beijing REIT was granted the HNTE qualification valid for three years commencing on December 22, 2016. There can be no assurance, however, that Beijing REIT will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Beijing REIT’s “high and new technology enterprise” status in the future. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our Chinese subsidiaries. The EIT Law and Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a Chinese subsidiary to its equity holders that are non-resident enterprises, will normally be subject to Chinese withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

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

As of December 31, 2018, we had $17.4 million in outstanding debt borrowings, with an effective interest rate of 5.22% to 19.2%. As of December 31, 2017, we had $14.9 million in outstanding debt borrowings, with an effective interest rate of 4.785% to 9%.

As of December 31, 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 2,192,560 ($331,734) lower/higher, respectively, mainly as a result of higher/lower interest expenses incurred on the outstanding debt borrowings.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. In 2018, the average exchange rate for US$ against Chinese RMB has changed US$1.00 for RMB 6.7568 in fiscal 2017 to US$1.00 for RMB 6.6090 in fiscal 2018. The exchange rate was US$1.00 for RMB 6.8755 as of December 31, 2018. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2017, our revenue, cost of goods sold and total expenses, including selling expenses, general administrative expenses, bad debt expense and research and development expenses, for the year ended December 31, 2018 would decrease by approximately $0.8 million, $0.4 million and $0.2 million, respectively.

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

Credit Risk

As of December 31, 2018, we had cash and cash equivalents of $1.5 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

As of December 31, 2018 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purpose in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were effective at December 31, 2018.

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

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. We have filed our code of ethics as an exhibit to our registration statement on Form F-1, declared effective on July 27, 2017 (File No. 333-217355). The code is also available on our official website under the investor relations section at www.retoeco.com

Item 16C. Audit Fees

Audit Fees

During fiscal 2018 and 2017, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $270,000 and $250,000, respectively.

Audit-Related Fees

During fiscal 2018 and 2017, the company paid Friedman LLP $5,000 and $25,000 respectively for audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Friedman LLP for tax services in fiscal 2018, 2017 and 2016.

All Other Fees

The company has not paid Friedman LLP for any other services in fiscal 2018, 2017 and 2016.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2018.

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

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Translation of January 31, 2016 Equity Transfer Agreement by and between Hengfang Li and REIT Holdings (China) Limited (1)

4.2	Translation of January 31, 2016 Equity Transfer Agreement by and between Degang Hou and REIT Holdings (China) Limited (1)

4.3	Translation of January 31, 2016 Equity Transfer Agreement by and between Guangfeng Dai and REIT Holdings (China) Limited (1)

4.4	Translation of January 31, 2016 Equity Transfer Agreement by and between Zhizhong Hu and REIT Holdings (China) Limited (1)

4.5	Translation of February 2, 2015 Equity Transfer Agreement by and between Hainan Wenchang Minghsheng Investment Co., Ltd. and the shareholders of Beijing REIT Technology Development Co., Ltd (1)

4.6	Translation of April 20, 2015 Capital Investment Agreement by and between Beijing REIT Technology Development Co., Ltd. and Venture Business International Limited (1)

4.7	Translation of January 10, 2016 Equity Transfer Agreement by and between Beijing REIT Technology Development Co., Ltd. and Zhongrong Environmental Energy Investment (Beijing) Co., Ltd (1)

4.8	Translation of Supplementary Agreement Establish REIT Xinyi (1)

4.9	REIT India Joint Venture Agreement (1)

4.10	Translation of Employment Agreement with Hengfang Li (2)

Exhibit
4.11	Translation of Employment Agreement with Guangfeng Dai (2)

4.12	Translation of Employment Agreement with Yuxia Jia (2)

4.13	Translation of Employment Agreement with Zhizhong Hu (2)

4.14	Translation of September 2013 loan agreement between REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. ChangJiang Branch (1)

4.15	Translation of September 2013 mortgage agreement between REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. Changjiang Branch (1)

4.16	Form of Indemnification Escrow Agreement (1)

4.17	Translation of Convertible Debt Investment Agreement by and between Liu Kejia, Tech Sources International Enterprises Limited, Li Hengfang, ReTo Eco-Solutions, Inc. and REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co. Ltd. (1)

4.18	Translation of Convertible Debt Investment Agreement by and between Good Venture Industrial Limited, ReTo Eco-Solutions, Inc. and REIT Holdings Co., Limited (1)

4.19	Translation of REIT Xinyi Phase 1 Construction Agreement (1)

4.20	Joint Patent Agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (1)

4.21	Translation of June 21, 2018 Loan Agreement between Changjiang Li Autonomous County Rural Credit Cooperative Association and REIT MingSheng Environment Protection Construction Materials Co. Ltd.

4.22	Translation of Indemnification Agreement for Housing Provident Fund (1)

4.23	2018 Share Incentive Plan (3)

Exhibit
8.1	List of Subsidiaries

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer of Reto Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-219709) initially filed on August 4, 2017 and hereby incorporated by reference.
(2)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on October 1, 2018 and hereby incorporated by reference.
(3)	Filed as part of an exhibit to the Registrant’s Current Report on Form 6-K, filed on September 28, 2018 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ HENGFANG LI
Hengfang Li
Chief Executive Officer

Date: May 14, 2019

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the stockholders of

ReTo Eco-Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-Solutions, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 14, 2019

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$1,477,873	$10,863,040
Restricted cash	85,293	-
Accounts receivable, net - third parties	14,725,074	18,503,286
Accounts receivable, net - related party	450,473	-
Advances to suppliers, net - third parties	4,049,568	1,847,637
Advances to suppliers, net - related party	947,557	-
Inventories	4,630,312	1,611,836
Prepaid expenses and other current assets	974,802	774,665
Acquisition deposit	2,181,000	-
Total Current Assets	29,521,952	33,600,464

Property, plant and equipment, net	41,382,223	39,833,280
Intangible assets, net	6,841,513	7,401,550
Prepayment for construction of properties	3,707,700	-
Deferred tax assets	551,534	296,535
Total Assets	$82,004,922	$81,131,829

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans, net	$8,858,457	$7,540,381
Long term bank loans - current portion	436,200	4,460,524
Advances from customers	3,565,066	7,078,609
Deferred revenue	473,358	520,872
Accounts payable - third parties	1,815,496	2,506,484
Accounts payable - related party	557,584	-
Accrued and other liabilities	1,449,669	716,960
Taxes payable	2,964,524	3,352,512
Due to related parties	561,313	375,697
Total Current Liabilities	20,681,667	26,552,039

Long term bank loans	8,142,400	2,951,040
Total Liabilities	28,824,067	29,503,079

Commitments and Contingencies

Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 22,760,000 shares issued and outstanding as of December 31, 2018 and 2017	22,760	22,760
Additional paid-in capital	42,278,252	42,278,252
Statutory reserve	2,632,797	1,989,475
Accumulated earnings	9,084,246	5,246,950
Accumulated other comprehensive loss	(3,105,185)	(216,414)
Total RETO Eco Solutions Inc. Stockholders’ Equity	50,912,870	49,321,023

Noncontrolling interest	2,267,985	2,307,727
Total Equity	53,180,855	51,628,750

Total Liabilities and Equity	$82,004,922	$81,131,829

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2018	2017	2016

Revenues	$37,569,862	$35,551,016	$32,424,269
Cost of goods sold	20,368,339	17,697,286	18,371,228
Gross Profit	17,201,523	17,853,730	14,053,041

Operating Expenses
Selling expenses	1,985,706	1,853,705	1,580,825
General and administrative expenses	5,265,599	4,222,601	2,677,800
Bad debt expense	1,952,646	876,942	1,101,698
Research and development expenses	799,604	647,754	503,688
Total Operating Expenses	10,003,555	7,600,902	5,864,011

Income from Operations	7,197,968	10,252,828	8,189,030

Other Expense:
Interest expense	(1,065,287)	(1,012,960)	(1,450,389)
Other income (expense)	15,456	(166,997)	(283,205)
Total Other Expense, net	(1,049,831)	(845,963)	(1,733,594)

Income Before Income Taxes	6,148,137	9,406,865	6,455,436

Provision for Income Taxes	1,580,455	2,760,080	1,952,356

Net Income	4,567,682	6,646,785	4,503,080
Less: net income attributable to noncontrolling interest	87,064	668,396	399,559
Net income attributable to ReTo Eco-Solutions, Inc.	$4,480,618	$5,978,389	$4,103,521

Net Income	$4,567,682	$6,646,785	$4,503,080
Other Comprehensive Income (loss):
Foreign currency translation income (loss)	(3,015,577)	2,109,103	(1,699,975)
Comprehensive Income	1,552,105	8,755,888	2,803,105
Less: comprehensive income (loss) attributable to noncontrolling interest	(39,742)	1,265,817	(26,394)
Comprehensive income attributable to ReTo Eco-Solutions, Inc.	$1,591,847	$7,490,071	$2,829,499

Earnings per share
Basic and diluted	$0.20	$0.35	$0.25

Weighted average number of shares
Basic and diluted	22,760,000	19,130,137	18,043,836

 The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

			Additional		Accumulated	Accumulated Other
	Common Stock		paid-in	Statutory	Earnings	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	(Deficit)	Income (Loss)	Interest	Equity
Balance at January 1, 2016	17,840,000	$17,840	$19,551,388	$349,663	$(3,195,148)	$(454,074)	$2,820,037	$19,089,706

Net income	-	-	-	-	4,103,521	-	399,559	4,503,080
Appropriation to statutory reserve	-	-	-	683,861	(683,861)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,274,022)	(425,953)	(1,699,975)
Additional capital contributed by original shareholders	-	-	991,240	-	-	-	-	991,240
Additional capital contribution by noncontrolling shareholder in REIT Xinyi	-	-	-	-	-	-	2,218,617	2,218,617
Conversion of loan payable to common stock	800,000	800	3,199,200	-	-	-	-	3,200,000

Balance at December 31, 2016	18,640,000	$18,640	$23,741,828	$1,033,524	$224,512	$(1,728,096)	$5,012,260	$28,302,668

Net income	-	-	-	-	5,978,389	-	668,396	6,646,785
Appropriation to statutory reserve	-	-	-	955,951	(955,951)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,511,682	597,421	2,109,103
Acquisition of Noncontrolling interest in REIT Changjiang	-	-	670,350	-	-	-	(3,970,350)	(3,300,000)
Private placement sale of stock	900,000	900	3,599,100	-	-	-	-	3,600,000
Share issuance - IPO, net	3,220,000	3,220	14,266,974	-	-	-	-	14,270,194

Balance at December 31, 2017	22,760,000	22,760	42,278,252	1,989,475	5,246,950	(216,414)	2,307,727	51,628,750

Net income	-	-	-	-	4,480,618	-	87,064	4,567,682
Appropriation to statutory reserve	-	-	-	643,322	(643,322)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(2,888,771)	(126,806)	(3,015,577)
Balance at December 31, 2018	22,760,000	22,760	42,278,252	2,632,797	9,084,246	(3,105,185)	2,267,985	53,180,855

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,567,682	$6,646,785	$4,503,080
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred tax benefit	(282,010)	(194,045)	(44,685)
Depreciation and amortization	1,734,255	1,566,739	1,361,260
Bad debt provisions	1,952,646	876,924	1,101,698
Changes in operating assets:
Accounts receivable - third parties	1,338,352	(3,174,381)	(7,451,292)
Accounts receivable - related party	(468,752)	-	-
Advances to suppliers - third parties	(2,775,574)	198,355	(1,761,639)
Advances to suppliers - related party	(986,006)	-	-
Inventories	(3,220,965)	(207,182)	745,161
Prepaid expenses and other current assets	(42,477)	(320,500)	6,281
Changes in operating liabilities:
Advances from customers	(3,226,669)	(1,328,663)	3,028,340
Deferred revenue	(20,173)	(19,733)	(20,067)
Accounts payable - third parties	(578,181)	(2,113,907)	231,012
Accounts payable - related party	557,584	-	-
Billings in excess of costs and estimated earnings	-	-	(174,038)
Taxes payable	(214,627)	853,072	2,078,982
Accrued and other liabilities	801,212	(248,546)	333,863
Net cash provided by (used in) operating activities	(903,883)	2,534,918	3,937,956

CASH FLOWS FROM INVESTING ACTIVITIES
Addition of property, equipment and construction in progress	(5,417,535)	(4,639,003)	(9,372,067)
Purchase of intangible assets	-	-	(1,681,870)
Deposit made for acquisition	(2,269,500)	-	(565,000)
Advance payment for construction of properties	(3,858,150)	-	-
Acquisition of minority interest	-	(2,735,000)	-
Collection on project deposit	-	-	2,317,700
Net cash used in investing activities	(11,545,185)	(7,374,003)	(9,301,237)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	10,182,490	9,767,793	7,597,297
Repayment of short-term loans	(8,790,530)	(8,244,905)	(6,772,500)
Deferred financing costs paid		-	(98,774)
Proceeds from long-term bank loans	9,304,950	-	752,500
Repayment of long-term bank loans	(7,454,248)	(3,799,654)	(1,962,331)
Repayment of bank notes, net	-	(739,984)	-
Proceeds received from stock issuance for reorganization	-	-	4,457,500
Payments to original shareholders of Beijing REIT	-	-	(3,466,260)
Proceeds from investor loan	-	-	3,200,000
Gross proceeds from Initial Public Offering – stock issuance	-	16,100,000	-
Direct costs disbursed from Initial Public Offering proceeds	-	(1,829,806)	-
Proceeds from private placement sale of stock	-	3,600,000	-
Proceeds from (repayment of) related party loans, net	213,454	(854,401)	817,495
Capital contribution from noncontrolling shareholders	-	-	2,218,617
Net cash provided by financing activities	3,456,116	13,999,046	6,743,544

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	(306,922)	(121,912)	(241,896)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(9,299,874)	9,038,046	1,138,367

CASH AND RESTRICTED CASH, BEGINNING OF YEAR	10,863,040	1,824,994	686,627

CASH AND RESTRICTED CASH, END OF YEAR	$1,563,166	$10,863,040	$1,824,994

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,012,174	$997,948	$1,430,901
Income tax paid	$1,895,202	$1,903,343	$719,479

Non-Cash Financing Activities
Conversion of investor loan to equity	$-	$-	$3,200,000

The accompanying notes are an integral part of these consolidated financial statements.

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

Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) was established on May 12, 1999 under the laws of PRC, with the registered capital of RMB 66 million (approximately $9.7 million) and additional paid in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Over the years, Beijing REIT has established five other subsidiaries consisting: Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”) was incorporated on May 12, 2008; Beijing REIT Eco Engineering Technology Co., Ltd. (“REIT Eco Engineering”) was incorporated on April 24, 2014; Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”) was incorporated on May 12, 2014; Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. (“Dingxuan”) was incorporated on October 17, 2014; and REIT Technology Development (America), Inc. (“REIT US”) was incorporated on February 27, 2014.

Gu’an REIT is the main operating entity focusing on the development and distribution of specialized equipment for industrial waste processing. Ruirong manufactures parts and accessories used in specialized equipment to manufacture construction materials, while the other subsidiaries have limited activities.

On February 7, 2016, Beijing REIT and its individual original shareholders entered into an equity transfer agreement, pursuant to which these shareholders agreed to transfer all of their ownership interests in Beijing REIT with a carrying value of RMB 24 million (or $3,466,260) to REIT Holdings (the “Transfer”) (see Note 16). After this equity transfer, Beijing REIT became a Wholly Foreign-Owned Enterprise (“WFOE”) and amended the registration with the State Administration for Industry and Commerce (“SAIC”) on March 21, 2016. As part of this equity transfer, the Company issued a total of 17,830,000 of its common shares at $0.25 per share to all of the Company’s original shareholders or former shareholders in Beijing REIT. Among total proceeds of $4,457,500 from the share issuance, the Company paid $3,466,260 (approximately RMB 24 million) to the original shareholders of Beijing REIT as the consideration for the transfer of their equity interests in Beijing REIT. Since these shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization. The Company believes it is appropriate to reflect these share issuances as nominal stock issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

REIT Mingsheng Environmental Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). REIT Changjiang is engaged in hauling and processing construction and mining waste, with which it produces recycled aggregates and bricks for environmental-friendly uses. On January 10, 2016, Zhongrong Huanneng Investment (Beijing) Co., Ltd. (“Zhongrong”) signed an equity transfer agreement with Beijing REIT, pursuant to which the shareholders of Zhongrong agreed to transfer all of its equity interests held on behalf of four individual shareholders in REIT Changjiang to Beijing REIT. At the time of the transfer, REIT Changjiang was controlled in majority (84.32%) by the same four individual shareholders as those of Beijing REIT. Zhongrong and Beijing REIT are considered under common control since they are owned by the same four individual shareholders. As a result of the above transaction, Beijing REIT held an 84.32% equity interest in REIT Changjiang and Venture Business International (“VBI”), a British Virgin Islands company held the remaining 15.68% interest.

For accounting purposes, the above-mentioned transactions were accounted for in a manner similar to a recapitalization. RETO and its wholly owned subsidiary REIT Holdings, which now owns all of the interests of Beijing REIT, as well as REIT Changjiang which were effectively controlled by the same majority shareholders of Beijing REIT. Therefore, RETO, REIT Holdings, Beijing REIT and REIT Changjiang are all considered under common control. Accordingly, the consolidation of Beijing REIT and REIT Changjiang into RETO has been accounted for at carrying value and prepared on the basis as if the aforementioned reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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

On June 1, 2015, Hainan REIT Construction Project Co., Ltd. (“REIT Construction”) was incorporated as a wholly owned subsidiary of REIT Changjiang.

On July 15, 2015, Beijing REIT established a new subsidiary, REIT Xinyi New Material Co., Ltd. (“REIT Xinyi”) wherein Beijing REIT owns 70% equity interest, with the remaining 30% owned by a noncontrolling shareholder.

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

On October 22, 2018, REIT Ecological Technology Co., Ltd. (“REIT Yancheng”) was incorporated as a wholly owned subsidiary of REIT Holdings.

On December 7, 2018, Lingqiu REIT Dongtian Ecological Technology Co., Ltd. (“REIT Lingqiu”) was incorporated. REIT Eco Engineering owns 51% of its equity interest, with remaining 49% owned by a noncontrolling shareholder.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Name of the entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc. (“RETO”)	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	WFOE,100%
Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”)	Gu’an, China	100%
REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”)	Changjiang, China	100%
Beijing REIT Eco-Engineering Technology Co., Ltd. (“REIT Eco Engineering”)	Beijing, China	100%
Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”)	Langfang, China	100%
Hainan REIT Construction Project Co., Ltd. (“REIT Construction”)	Haikou, China	100%
REIT Xinyi New Materials Co., Ltd. (“REIT Xinyi”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Technology Development (America), Inc. (“REIT US”)	California, U.S.A	100%
REIT Q GREEN Machines Private Limited (“REIT India”)	India	51%
Xinyi REIT Ecological Technology Co, Ltd (“REIT Ecological”)	Xinyi, China	100%
Horgos Ta-REIT Environment Technology Co., Ltd., (“Horgos Ta-REIT”)	Horgos, China	100%
REIT Ecological Technology Co., Ltd. (“REIT Yancheng”)	Yancheng, China	100%
Lingqiu REIT Dongtian Ecological Technology Co., Ltd. (“REIT Lingqiu”)	Datong, China	51%

Noncontrolling interests

As of December 31, 2018, and 2017, noncontrolling interests represent the noncontrolling shareholders’ proportionate share of equity interests in REIT Xinyi, REIT India and REIT Lingqiu.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the input method, and realization of deferred tax assets. Actual results could differ from those estimates.

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

	December 31, 2018	December 31, 2017	December 31, 2016

Year-end spot rate	US$1=RMB 6.8755	US$1=RMB 6.5062	US$1= RMB 6.9448

Average rate	US$1=RMB 6.6090	US$1=RMB 6.7568	US$1= RMB 6.6441

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The restricted cash balance is associated with the Company’s short-term borrowings, thus, classified as a current asset. As of December 31, 2018, and 2017, the Company had restricted cash of $85,293 and $Nil, respectively, related to the bank acceptance notes payable.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method.

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

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances amounted to $871,030 and $534,245 as of December 31, 2018 and 2017, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Property and buildings	30–50 years
Machinery equipment	5–15 years
Transportation vehicles	5–10 years
Office and electronic equipment	3–5 years

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

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets recorded for the years ended December 31, 2018, 2017 and 2016.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2018 and 2017, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at December 31, 2018 and 2017 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there is no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2018 and 2017.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company usually agrees with customers on the contracts to holdback approximately 5% to 20% of total contract price as security deposits which are payable by customer within 12 months after the goods are shipped and titles have passed. The Company determines that the timing of collection of security deposit has no impact on revenue recognition, as all above criteria on revenue recognition had been met at the point at delivery and the Company does not retain any substantial performance obligations. The security retention included in the account receivable as of December 31, 2018 and 2017 was Nil and $557,919, respectively.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services which includes sponge city projects, sewage pipeline construction, public plaza construction, and landscaping, etc. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from technological consulting and other services

The Company recognizes revenue when technological consulting and other services are rendered and accepted by the customers.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended December 31, 2018 and 2017 is disclosed in Note 17.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Total shipping and handling expenses were $730,751, $776,438 and $630,218 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 16%, starting from May 1, 2018, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Accounting for Changes in Ownership

During the year ended December 31, 2017, the Company completed the acquisition of a 15.68% noncontrolling interest in its subsidiary REIT Changjiang. In accordance with ASC 810 “Consolidation”, changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as an equity transaction. Therefore, no gain or loss is recognized in consolidated net income (loss) or comprehensive income (loss). The carrying amount of the controlling and noncontrolling interest is adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in equity attributable to the parent. If a change in a parent’s ownership interest occurs in a subsidiary that has accumulated other comprehensive income, the carrying amount of accumulated other comprehensive income is adjusted to reflect the change in the ownership interest in the subsidiary through a corresponding charge or credit to equity attributable to the parent.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2018, 2017 and 2016, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

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

The Company maintains certain bank accounts in the PRC, Hong Kong, India and BVI, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2018, and 2017, $1,065,774 and $2,018,199 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The cash balance held in the Hong Kong bank accounts was $73,540 and $51,634 as of December 31, 2018 and 2017, respectively. The cash balance held in India bank accounts was $90,783 and $Nil as of December 31, 2018 and 2017 respectively. The cash balance held in BVI bank accounts was $245,874 and $8,774,608 as of December 31, 2018 and 2017 respectively. As of December31, 2018 and 2017, the Company held $181 and $3,356 of cash balances within the United States, respectively, which was below the FDIC insurance limits of $250,000.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the years ended December 31, 2018, 2017 and 2016, no customer accounted for more than 10% of the Company’s total revenue. As of December 31, 2018, 2017 and 2016, none of account receivable accounted for more than 10% of the total outstanding accounts receivable balance.

For the years ended December 31, 2018, 2017 and 2016, the Company purchased approximately 28%, 31% and 41% of its raw materials from one major supplier, respectively. Advanced payments to three major vendors accounted for 20%, 17% and 11% of the total advance payments outstanding as of December 31, 2018. Advanced payments to three major vendors accounted for 23%, 17% and 16% of the total advance payments outstanding as of December 31, 2017.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

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

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2018	December 31, 2017
Trade accounts receivable	$18,404,279	$20,319,213
Less: allowances for doubtful accounts	(3,228,732)	(1,815,927)
Less: accounts receivable, net, related party (Note 15)	(450,473)	-
Accounts receivable, net, third parties	$14,725,074	$18,503,286

The Company did not write off any accounts receivable balances as of December 31, 2018 and 2017. The changes of allowance for doubtful accounts for the years ended December 31, 2018 and 2017 are as follow:

	December 31, 2018	December 31, 2017
Beginning balance	$1,815,927	$741,187
Bad debt provision	1,572,175	986,787
Foreign exchange translation	(159,370)	87,953
Ending balance	$3,228,732	$1,815,927

NOTE 4 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production and construction materials for the Company’s construction projects.

	December 31, 2018	December 31, 2017
Raw material prepayments for equipment production	$2,686,314	$916,210
Construction material prepayments	2,776,638	1,037,438
Advances to construction subcontractors	405,203	428,334
	5,868,155	2,381,882
Less: allowances for doubtful accounts	(871,030)	(534,245)
Less: Advances to suppliers, net, related party (Note 15)	(947,557)	-
Advances to suppliers, net, third parties	$4,049,568	$1,847,637

Our suppliers generally require prepayments from us before delivery of goods or service. It usually takes 3 to 6 months for the suppliers to deliver raw material for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – INVENTORY

Inventories consisted of the following:

	December 31, 2018	December 31, 2017
Raw materials	$1,408,238	$1,069,130
Finished goods	3,222,074	542,706
Total inventory	$4,630,312	$1,611,836

NOTE 6 – ACQUISITION INTENTION DEPOSIT

On October 8, 2018, REIT Changjiang entered into letter of intention (“LOI”) with a target company for the purpose of a potential acquisition or business cooperation agreement. REIT Changjiang made an advance payment of $2,181,000 (RMB 15 million) to the target company as a deposit. The tentative effective date of the LOI is until August 30, 2019. The deposit is refundable if no agreement would be reached. As of December 31, 2018, the Company presented this balance as an item on its balance sheet and classified it as a current asset. As of the report date, the two parties are still in the negotiation phase.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	December 31, 2018	December 31, 2017
Other receivable (1)	$809,396	$607,822
Prepaid rent expense	25,735	75,943
Value added tax receivable	83,717	86,289
Other	55,954	4,611
Total	$974,802	$774,665

(1)	Other receivables mainly represent mainly advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee payroll.

(2)	The Company’s subsidiary Beijing REIT leases headquarter offices of 658 square meters from March 1, 2011 to August 30, 2018, and prepaid rent expense to the landlord, which is amortized over the lease term.

NOTE 8 – PREPAYMENT FOR CONSTRUCTION OF PROPERTIES

During the year ended December 31, 2018, the Company made prepayment of $3,707,700 (RMB 25.5 million) to a subcontractor for the construction of facilities in its newly established REIT Yancheng. The Company presented this balance as non-current assets on its balance sheet due to its long-term nature.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31, 2018	December 31, 2017
Property and buildings	$42,066,001	$28,336,864
Machinery and equipment	4,210,500	4,041,418
Transportation vehicles	979,549	925,945
Office and electronic equipment	893,680	833,105
Subtotal	48,149,730	34,137,332
Construction in progress (“CIP”)	3,530	11,281,422
Less: accumulated depreciation	(6,771,037)	(5,585,474)
Property and equipment, net	$41,382,223	$39,833,280

As of December 31, 2018, The Company’s properties with an aggregate carrying value of approximately $1.2 million (RMB 8.6 million) has been used as collateral for the Company’s short-term loans (see Note 11).

Depreciation expense was $1,584,973, $1,403,585 and $1,185,476 for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31, 2018	December 31, 2017
Land use rights	$7,705,939	$8,145,824
Software	31,730	33,541
Total	7,737,669	8,179,365
Less: accumulated amortization	(896,156)	(777,815)
Intangible assets, net	$6,841,513	$7,401,550

As of December 31, 2018, land use rights of 26,695 square meters with a carrying value of approximately $0.4 million was pledged to the bank as collateral for the Company’s short-term bank loan (see Note 11).

As of December 31, 2018 and 2017, land use rights of 306,000 square meters with a carrying value of approximately $4.9 million and $5.3 million, respectively, was pledged to the bank as collateral for the Company’s long-term bank loan (see Note 12).

Amortization expense was $166,850, $163,154 and $175,784 for the years ended December 31, 2018, 2017 and 2016, respectively.

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2019	160,222
2020	160,205
2021	160,205
2022	160,205
2023 and Thereafter	6,200,676
$6,841,513

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHORT-TERM LOANS

Short-term loans consisted of the following:

		December 31, 2018	December 31, 2017
China Merchants Bank (“CMB”)	(1)	$4,362,000	$3,074,000
Beijing Bank (“BJB”)	(2)	2,908,000	4,611,000
Bank of Communications (“BOC”)	(3)	1,454,000	-
Haikong Holdings Microfinance Co., Ltd.(“HHMC”)	(4)	218,100	-
Haikou United Bank (“HUB”)	(5)	-	122,960
Deferred financing costs		(83,643)	(267,579)
Total		$8,858,457	$7,540,381

(1)

In June 2016, Beijing REIT, entered into a line of credit agreement with CMB to borrow an aggregate of approximately $2.9 million (RMB 20 million) as working capital for one year. The agreement was further renewed in 2017. These loans were fully repaid upon maturity during the year ended December 31, 2018.

In May 2018, Beijing REIT entered into a new line of credit agreement with CMB. The agreement allows Beijing REIT to obtain loans up to approximately $4.4 million (RMB 30 million) for use as working capital between May 3, 2018 and May 2, 2020. Pursuant to the agreement, BEIT entered into six loan agreements between May and December, 2018 with CMB to borrow the full amount. These loans have a term of 12 months and bear fixed interest rates ranging from 5.655% to 6.960% per annum. All these loans are guaranteed by a third-party guaranty company and the Chairman and Chief Executive Officer of the Company. Gu’an REIT also pledged its property with a carrying value of approximately $1.0 million (RMB 7.2 million) and land use rights with a carrying value of approximately $0.4 million (RMB 3.1million) as collateral.

(2)

In January, April, July and October 2017, Beijing REIT entered into a series loan agreement with BJB to borrow an aggregated of approximately $4.6 million (RMB 30 million) as working capital for a period of six months to one year with respective maturity dates. All these loans are either guaranteed by a third-party guaranty company and the principal shareholders of the Company. All the loans were repaid in full upon maturity during the year ended December 31, 2018.

In February 2018, Beijing REIT entered into a new line of credit agreement with BJB. The agreement allows Beijing REIT to obtain loans up to approximately $2.9 million (RMB 20 million) as working capital. Pursuit to the agreement, BEIT entered into three loan agreements in February, March and April, 2018 with BJB to borrow the full amount. These loans have a term of 12 months and bear fixed interest rates ranging from 5.22% to 5.4475% per annum. All these loans are guaranteed by a third-party guaranty company and the CEO and principal shareholders of the Company. These loans were fully repaid upon maturity.

(3)	In September 2018, Beijing REIT entered into a bank loan agreement with BOC to borrow approximately $1.5 million (RMB 10 million) as working capital for one year. The loan bears a fixed interest rate of 5.0025% per annum. The loan is also guaranteed by the principal shareholders of the Company.

(4)	In December 2018, REIT Changjiang entered into a loan agreement with HHMC to borrow approximately $0.22 million (RMB 1.5 million) as working capital for one year. The loan bears a fixed interest rate of 19.2% per annum. REIT Changjiang pledged its property with a carrying value of approximately $0.2 million (RMB 1.4 million) as collateral. The loan is also guaranteed by the CEO and principal shareholders of the Company.

(5)	In January 2017, REIT Changjiang entered into a bank loan agreement with HUB to borrow approximately $0.15 million (RMB 1 million) as working capital for one year. During the year ended December 31, 2017, the Company repaid approximately $0.03 million (RMB 200,000) and the remaining loan was repaid upon maturity during the year ended December 31, 2018.

For the years ended December 31, 2018, 2017 and 2016, interest expense on all short-term loans amounted to $480,452, $365,964 and $635,875, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – LONG TERM BANK LOANS

	December 31, 2018	December 31, 2017
Long-term bank loan - Industrial and Commercial Bank of China (“ICBC”) (1)	$-	$7,411,564
Long-term bank loan - Changjiang Li Autonomous County Rural Credit Cooperative Association (“CCCA”) (2)	8,578,600	-
Subtotal	8,578,600	7,411,564
Less: current maturities of long-term loan	(436,200)	(4,460,524)
Long-term loan-noncurrent portion	$8,142,400	$2,951,040

(1)	In September 2013, REIT Changjiang entered into a line of credit agreement with ICBC, which allowed REIT Changjiang to borrow up to approximately $13.8 million (RMB 96 million) from ICBC for six years. The loan is used in the construction of REIT Changjiang’s manufacturing plant. The loan bears a variable interest rate based on the prevailing interest rate for a 6-year loan set by the People’s Bank of China at the time of borrowing, plus 29 basis points, adjusted every six months. During the year ended December 31, 2017, the Company repaid approximately $3.1 million (RMB 20.7 million). The remaining balance of approximately $7.4 million (RMB 48.2 million) was repaid in full as of December 31, 2018.

(2)

In June 2018, REIT Changjiang entered into a loan agreement with CCCA to borrow approximately $8.7 million (RMB $60 million) for expansion of its production facilities. The loan has a term of six years from June 19, 2018 to June 19, 2024 with a fixed interest rate of 7% per annum.

REIT Changjiang has pledged its land use right of 306,000 square meters and construction in progress on this land, as well as certain production lines as collateral. RETO and Beijing REIT also pledged their shares in REIT Changjiang of 15.683% and 84.317%, respectively, as collateral to secure the loan. The loan is guaranteed by the CEO and principal shareholders of the Company. During the year ended December 31, 2018, the Company repaid approximately $0.1 million (RMB 1.0 million).

For the years ended December 31, 2018, 2017 and 2016, total interest on the Company’s long-term bank loans amounted to $552,804, $585,158 and $795,025, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – LONG TERM BANK LOANS (continued)

As of December 31, 2018, the repayment schedule of the Company’s remaining long-term bank loan is as follows:

	Repayment in RMB	Repayment in USD
June 19, 2019	$1,000,000	$145,400
December 19, 2019	2,000,000	290,800
June 19, 2020	2,000,000	290,800
December 19, 2020	6,000,000	872,400
June 19, 2021	6,000,000	872,400
December 19, 2021	7,000,000	1,017,800
June 19, 2022	7,000,000	1,017,800
December 19, 2022	7,000,000	1,017,800
June 19, 2023	7,000,000	1,017,800
December 19, 2023	7,000,000	1,017,800
June 19, 2024	7,000,000	1,017,800
Total	$59,000,000	$8,578,600

NOTE 13 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%. Nanjing Dingxuan primarily provides technological services to customers, based on local tax regulation, its taxable income was assessed at 10% of its revenue for both years ended December 31, 2016 and 2015. Nanjing Dingxuan did not receive such favorable income tax rate for the year ended December 31, 2017 and 2018. The estimated tax savings as a result of the Company’s preferred tax rates for the years ended December 31, 2018, 2017 and 2016 amounted to $86,898, $266,125 and $196,303, respectively. Per share effect of the tax exemption were $0.004, $0.01 and $0.01 for the years ended December 31, 2018, 2017 and 2016, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate income taxes (continued)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years ended December 31,
	2018	2017	2016
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(1.4)%	(2.8)%	(3.0)%
Non-PRC entities not subject to PRC tax (3)	6.3%	4.5%	3.0%
Research & Development (“R&D”) tax credit (1)	(1.1)%	(0.3)%	(0.5)%
Non-deductible expenses-permanent difference (2)	0.2%	0%	1.1%
Change in valuation allowance	(3.3)%	2.9%	4.6%
Effective tax rate	25.7%	29.3%	30.2%

(1)	According to PRC tax regulations, 150% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

(3)	Represents the tax losses incurred from operations outside of China.

The breakdown of the Company’s income before income tax expense is as follows:

	For the Years ended December 31,
	2018	2017	2016
Income before income tax expense from China	7,705,629	11,136,874	7,252,723
Loss before income tax expense from outside of China	(1,557,492)	(1,730,009)	(797,287)
Total	6,148,137	9,406,865	6,455,436

Loss before income tax expense from outside of China represents the losses incurred in RETO, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision (benefit) for the years ended December 31, 2018, 2017 and 2016 were as follows:

	For the Years ended December 31,
	2018	2017	2016
Current	1,862,465	2,954,130	1,997,041
Deferred	(282,010)	(194,050)	(44,685)
Total	1,580,455	2,760,080	1,952,356

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of December 31, 2018 and 2017 were $551,534 and $296,535, respectively, which were derived from the temporary difference from provision for doubtful accounts. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. The increases in valuation allowance for the years ended December 31, 2018 and 2017 was approximately $302,129 and $283,160.

Deferred tax asset	December 31 2018	December 31, 2017
Provision of doubtful accounts	$551,534	$296,535
Tax loss carried forwards	2,031,165	1,729,036
Valuation allowance on tax losses	(2,031,165)	(1,729,036)
	$551,534	$296,535

(b)	Value added tax

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

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	December 31,	December 31,
	2018	2017
VAT tax payable	$97,267	$191,284
Corporate income tax payable	2,812,063	2,927,254
Land use tax and other taxes payable	55,194	233,974
Total	$2,964,524	$3,352,512

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENCIES

Lease Obligation

The Company’s subsidiaries lease office spaces under operating leases. Operating lease expense amounted to $233,921, $89,785 and $196,330 for the years ended December 31, 2018, 2017 and 2016.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve month ending December 31,
2019	$246,684
2020	223,735
2021	230,926
Total	$701,345

Capital commitments

In 2015, the Company formed a new subsidiary REIT Xinyi together with a 30% noncontrolling interest shareholder Xinyi Transportation and plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly bricks for road pavement and building construction use. The plant was fully completed by December 31, 2018.

Contingencies

During the year ended December, 31, 2018, REIT Holdings and REIT Changjiang provided guarantee to a related party, Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”) who obtained financing in an amount of RMB 6 million (approximately $0.87 million) (See Note 15). In the event of any legal claims or lawsuits against REIT Holdings and REIT Changjiang due to this guarantee, Mr. Hengfang Li, the Company’s CEO will unconditionally and personally bear all the expenditures and economic losses arising from assuming the above guarantee or make full compensation. The Company believes that any ultimate liability resulting from the outcome of such proceedings, if there is any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2018 and 2017 and transactions for the years ended December 31, 2018 and 2017 are identified as follows:

Related Party Balances:

As of December 31, 2018 and 2017, the balances due to related parties were as follows:

	December 31, 2018	December 31, 2017
Mr. Hengfang Li (1)	$561,313	$375,697

As of December 31, 2018 and 2017, the balances resulting from normal course of business with related parties were as follows:

	December 31, 2018	December 31, 2017
Accounts receivable
- Reto International Trading (2)	$450,473	$-
Advance to supplier
- Shexian Ruibo (3)	$947,557	$-
Accounts payable
- Q Green Techcon Private Limited (4)	$557,584	$-

(1)	Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed.

(2)	Reto International Trading Co. Ltd. (“Reto International Trading”) is a related party due to the sole shareholder of Reto International Trading is a greater than 5% shareholder of RETO.

(3)	Shexian Ruibo is a related party because the majority shareholder of Shexian Ruibo was a greater than 5% shareholder of RETO in 2018.

(4)	Q Green Techcon Private Limited is the minority Shareholder of REIT India and holds 49% of REIT India’s equity.

The Company’s principal shareholders also provide personal guarantees for the Company’s short-term loans (Note 9) and long-term bank loans (Note 11).

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Ecology Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is RMB 25,000,000 (US$ 3,842,500).

On November 8, 2018, Shexian Ruibo borrowed RMB 6 million (approximately $0.87 million) from an individual investor through Fusheng (Beijing) Capital Investment Consulting Co., Ltd (“Fusheng Capital”) with an interest rate of 14% per annum, which was guaranteed by REIT Holdings and REIT Changjiang. On January 5, 2019, Shexian Ruibo terminated this financing entrustment contract with Fusheng Capital (See Note 14).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – RELATED PARTY TRANSACTIONS (continued)

Related Party Sales and Purchase Transactions:

The Company also makes regular sales to various related parties, as well as making purchase from a related party during the normal course of business.

The total sales and purchase with related parties for the years ended December 31, 2018, 2017 and 2016, were as follows:

	For the years ended December 31,
	2018	2017	2016
Sales to related parties
Zhongrong Honghe Eco Construction Materials Co., Ltd (1)	$567,812	$-	$-
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd. (2)	233,559	-	-
Reto International Trading Co. Ltd.	1,139,440	-	-
Total	$1,940,811	$-	$-
Purchase from a relate party
Shexian Ruibo Environmental Science and Technology Co., Ltd.	5,843,564	-	-
Total	$5,843,564	$-	$-

(1)	Zhongrong Honghe Eco Construction Materials Co., Ltd. is an entity controlled by the CEO’s wife.

(2)	Changjiang Zhongrong Hengde Environmental Protection Co., Ltd. is an entity controlled by the CEO’s wife.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $2,632,797 as of December 31, 2018.

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – EQUITY (continued)

Noncontrolling interest

A reconciliation of noncontrolling interest as of December 31, 2018 and December 31, 2017 is as follows:

	December 31,	December 31,
	2018	2017
Beginning balance	$2,307,727	$5,012,260
Proportionate share of net income	87,064	668,396
Acquisition of noncontrolling interests in REIT Changjiang (a)	-	(3,970,350)
Foreign currency translation adjustment	(126,806)	597,421
Noncontrolling interest, ending balance	$2,267,985	$2,307,727

(a)

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT REPORTING

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

The following table presents summary information by segment for the years ended December 31, 2018, 2017 and 2016, respectively:

	For the year ended December 31, 2018
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$17,453,324	$18,805,539	$720,191	$590,808	$37,569,862
Cost of goods sold	8,050,742	11,600,016	537,076	180,505	20,368,339
Gross profit	9,402,582	7,205,523	183,115	410,303	17,201,523
Interest expense and charges	478,515	583,123	329	3,320	1,065,287
Depreciation and amortization	212,819	1,508,016	13,420	-	1,734,255
Capital expenditures	242,077	9,033,608	-	-	9,275,685
Income tax expenses	294,283	1,283,697	1,675	800	1,580,455
Segment profit (loss)	2,687,222	3,613,721	(68,077)	(1,665,184)	4,567,682
Segment assets as of December 31, 2018	$21,156,682	$59,083,126	$716,909	$893,878	$81,850,595

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT REPORTING (continued)

	For the year ended December 31, 2017
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$14,484,853	$19,455,800	$250,422	$1,359,941	$35,551,016
Cost of goods sold	6,735,906	10,368,972	160,324	432,084	17,697,286
Gross profit	7,748,947	9,086,828	90,098	927,857	17,853,730
Interest expense and charges	410,214	601,141	370	1,235	1,012,960
Depreciation and amortization	207,651	1,359,088	-	-	1,566,739
Capital expenditures	107,577	4,500,485	30,941	-	4,639,003
Income tax expenses	1,030,904	1,486,371	-	242,805	2,760,080
Segment profit (loss)	3,335,076	4,395,629	(82,323)	(1,001,597)	6,646,785
Segment assets as of December 31, 2017	$10,899,522	$60,000,714	$567,030	$9,664,563	$81,131,829

	For the year ended December 31, 2016
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$13,166,604	$18,424,613	$-	$833,052	$32,424,269
Cost of goods sold	5,456,102	12,400,372	-	514,754	18,371,228
Gross profit	7,710,502	6,024,241	-	318,298	14,053,041
Interest expense and charges	650,727	795,833	282	3,547	1,450,389
Depreciation and amortization	189,404	1,170,605	1,251	-	1,361,260
Capital expenditures	87,267	9,284,800	-	-	9,372,067
Income tax expenses	945,186	967,221	-	39,949	1,952,356
Segment profit	3,125,268	2,830,950	(901,145)	(551,993)	4,503,080
Segment assets as of December 31, 2016	$12,870,817	$47,829,971	$(186,139)	$2,146,350	$62,660,999

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SUBSEQUENT EVENTS

On January 11, 2019, the Company filed a Form S-8 to register an aggregate of 2,000,000 common shares with par value of $0.001 per share, which is expected to issued and authorized under the Company’s 2018 Share Incentive Plan.

In January, February and April 2019, the Company entered into three short-term loan agreements with Bank of Beijing to borrow an aggregate amount of approximately $2.2 million (RMB 15.0 million).

In March 2019, the Company signed a long-term loan agreement with Dongfang Rural Credit Cooperative to borrow approximately $727,000 (RMB 5.0 million).