Form 20-F/A
period 2018-12-31
ReTo Eco-Solutions, Inc.
filed 2019-07-24
CIK 1687277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of ReTo Eco-Solutions, Inc, (“ReTo”) for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 14, 2019 (the “Form 20-F”). This Form 20-F/A is being filed to correct the inadvertent error of ReTo’s CEO, Mr. Li’s beneficial ownership in the share ownership table under Item 6.E, to correct the share ownership percentage in the risk factor captioned “Our employees, officers and/or directors will control a sizeable amount of our common shares, decreasing your influence on shareholder decisions,” and to correct the inadvertent omission of Exhibit 4.24 Shareholder Voting Proxy Agreement to the exhibit index under item 8(a).

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and is not intended to update in any way the disclosures made in the Form 20-F.

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F/A only:

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

Our employees, officers and/or directors in the aggregate, beneficially own approximately 25.1% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Stockholders.”

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

Office	Address	Term	Ownership	Space
The company office space for registration	Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Wangjing Xinxing Industrial Area, Chaoyang District, Beijing City	January 2018 - January 2020	Leased	39 sq. m2

Office of Beijing REIT Ecological Engineering Co., Ltd.	Apartment No. 2401, 2402, 2404, 2405 and and 2406 of Runfengdeshang Mansion, No. 60 of Anli Road, Chaoyang District of Beijing	May, 2018- June , 2022	Leased	593.78 sq. m2

Office of Beijing REIT Ecological Engineering Co., Ltd.	Jiabao Shangcheng, Weiyang District, Xi’an	October 2017-September 2019	Leased	107 sq. m2

Staff dormitory of Beijing REIT Ecological Engineering Co., Ltd.	Room 2304, 5 Building, Luxury Times City, 168 Jixiang Road, Yanta District, Xi’an City	April 2019-March 2022	Leased	126 sq. m2

Production shop of Gu’an REIT Machinery Manufacturing Co., Ltd (3)	South Region of Gu’an Industrial Area	July 2008 - January 2055	Owned	26695.5 sq. m2.

Production Shop and office of REIT Mingsheng Environment Protection Constructional Material (Changjiang) Co., Ltd (1)	No.1, Development First Road, Xunhuan Economic Industrial Area, Changjiang City, Hainan Province	December 2011 - May 2062	Owned	306000 sq. m2

Office of Beijing Reit Ecological Engineering and Technology Co., Ltd	Room 3396, No.1 Building, No.5 Liufang Nanlijia, Zhaoyang District, Beijing City	April 2019 - April 2020	Leased	10 sq. m2.

Office of Reit Ecological Engineering Company	Apartment No. 2403 of Runfengdeshang Mansion, No. 60 of Anli Road, Chaoyang District of Beijing	May, 2018- June , 2022	Leased	202.71 sq. m2.

Office of Nanjing Dingxuan Environment Protection Technology Development Co., Ltd	No.156, Zhuangqiang Jizheng, Gaochun District, Nanjing City	January 2018 - January 2023	Leased	70 sq. m2

Office of Hainan REIT Construction Project Co., Ltd.	No.1, Development First Road, Xunhuan Economic Industrial Area, Changjiang City, Hainan Province	January 2019 - May 2062	Authorized by REIT Mingsheng to unconditionally use the property.	306000 sq. m2

Production shop and office of Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd	Shengda Bridge West Road North, Guangming Weat Avenue	July 2016 - June 2022	Leased	2970 sq. m2

Land Owned by Reit Xinyi New Material Co., Ltd	West Area of Jizheng Avenue, North Area of Tanggang Road, Economic and Technical Development Zone, Xinyi City, Jiangsu Province	February 2017 - February 2067	Owned	74254.61 sq. m2

Office of Reit Xinyi New Material Co., Ltd	Room 2705, Building 17, 3188 Renmin Road, Suzhou City, Jiangsu Province	April 2019-March 2020	Leased	110.48 sq. m2

Office for the R&D department of Beijing REIT Technology Development Co., Ltd	Units 12001-12002, No. 1 Building, West-side of South 2nd Ring Road, Beilin District, Xi’an City		Owned	245.38 sq. m2

Staff dormitory of REIT Mingsheng Environment Protection Constructional Material (Changjiang) Co., Ltd (2)	Units 01043, 01044, 01045, 01047, 01071, 01075, 010913, No.1 Building, Jinshui International Residence, East-side of the Changjiang Revenue, Shilu Town, Changjiang County, Hainan Province		Owned	396.41 Sq.m2

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

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and executive officers:
Hengfang Li (1)	4,062,750	17.	9%
Guangfeng Dai (2)	780,632	3.4%
Zhizhong Hu (3)	780,632	3.4%
Yuxia Jia	90,000	*
Xingchun Wang	0	*
Zhi Li	0	*
Sophia Liu	0	*
Austin Huang	0	*
All directors and executive officers as a group (8 persons):	5,714,014	25.1%

*	Less than 1%.
(1)	Chairman and Chief Executive Officer. Includes: (i) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 2,491,486 common shares held by 6 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Li owns 40% of the company.
(2)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the company.
(3)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Hu owns 20% of the company.

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

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Translation of January 31, 2016 Equity Transfer Agreement by and between Hengfang Li and REIT Holdings (China) Limited (1)

4.2	Translation of January 31, 2016 Equity Transfer Agreement by and between Degang Hou and REIT Holdings (China) Limited (1)

4.3	Translation of January 31, 2016 Equity Transfer Agreement by and between Guangfeng Dai and REIT Holdings (China) Limited (1)

4.4	Translation of January 31, 2016 Equity Transfer Agreement by and between Zhizhong Hu and REIT Holdings (China) Limited (1)

4.5	Translation of February 2, 2015 Equity Transfer Agreement by and between Hainan Wenchang Minghsheng Investment Co., Ltd. and the shareholders of Beijing REIT Technology Development Co., Ltd (1)

4.6	Translation of April 20, 2015 Capital Investment Agreement by and between Beijing REIT Technology Development Co., Ltd. and Venture Business International Limited (1)

4.7	Translation of January 10, 2016 Equity Transfer Agreement by and between Beijing REIT Technology Development Co., Ltd. and Zhongrong Environmental Energy Investment (Beijing) Co., Ltd (1)

4.8	Translation of Supplementary Agreement Establish REIT Xinyi (1)

4.9	REIT India Joint Venture Agreement (1)

4.10	Translation of Employment Agreement with Hengfang Li (2)

Exhibit
4.11	Translation of Employment Agreement with Guangfeng Dai (2)

4.12	Translation of Employment Agreement with Yuxia Jia (2)

4.13	Translation of Employment Agreement with Zhizhong Hu (2)

4.14	Translation of September 2013 loan agreement between REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. ChangJiang Branch (1)

4.15	Translation of September 2013 mortgage agreement between REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. Changjiang Branch (1)

4.16	Form of Indemnification Escrow Agreement (1)

4.17	Translation of Convertible Debt Investment Agreement by and between Liu Kejia, Tech Sources International Enterprises Limited, Li Hengfang, ReTo Eco-Solutions, Inc. and REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co. Ltd. (1)

4.18	Translation of Convertible Debt Investment Agreement by and between Good Venture Industrial Limited, ReTo Eco-Solutions, Inc. and REIT Holdings Co., Limited (1)

4.19	Translation of REIT Xinyi Phase 1 Construction Agreement (1)

4.20	Joint Patent Agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (1)

4.21	Translation of June 21, 2018 Loan Agreement between Changjiang Li Autonomous County Rural Credit Cooperative Association and REIT MingSheng Environment Protection Construction Materials Co. Ltd. (4)

4.22	Translation of Indemnification Agreement for Housing Provident Fund (1)

4.23	2018 Share Incentive Plan (3)

4.24	Shareholder Voting Proxy Agreement (1)

Exhibit
8.1	List of Subsidiaries (4)

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer of Reto Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-219709) initially filed on August 4, 2017 and hereby incorporated by reference.
(2)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on October 1, 2018 and hereby incorporated by reference.
(3)	Filed as part of an exhibit to the Registrant’s Current Report on Form 6-K, filed on September 28, 2018 and hereby incorporated by reference.

(4)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F, filed on May 14, 2019 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ HENGFANG LI
Hengfang Li
Chief Executive Officer

Date: July 24, 2019

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