Form 20-F
period 2019-12-31
ReTo Eco-Solutions, Inc.
filed 2020-10-30
CIK 1687277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

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

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive offices)

Hengfang Li

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,135,000 outstanding common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ☐ No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F/A only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refers to ReTo Eco-Solutions, Inc. and its subsidiaries;

●	ReTo Eco-Solutions, Inc. (“ReTo Eco-Solutions”), a British Virgin Islands holding company;

●	REIT Holdings (China) Limited (“REIT Holdings”), a Hong Kong limited company and a wholly owned subsidiary of ReTo Eco-Solutions;

●	Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”), a China limited company and a wholly owned subsidiary of REIT Holdings;

●	Xinyi REIT Ecological Technology Co., Ltd. (“REIT Ecological”), a China limited company and a wholly owned subsidiary of REIT Holdings, and was deregistered on March 27, 2019;

●	Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”), a China limited company and a wholly owned subsidiary of Beijing REIT, all the equity interest of which was transferred to Hebei Huishitong Technology Co., Ltd. on January 17, 2020;

●	Beijing REIT Ecological Engineering and Technology Co., Ltd. (“REIT Eco Engineering”), a China limited company and a wholly owned subsidiary of Beijing REIT;

●	Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd.(“Ruirong”), a China limited company and a wholly owned subsidiary of Beijing REIT;

●	Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. (“Dingxuan”), a China limited company and a wholly owned subsidiary of Beijing REIT;

●	REIT Technology Development (America), Inc.(“REIT US”), a California corporation and a wholly owned subsidiary of Beijing REIT;

●	REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”), a China limited company and 84.32% owned by Beijing REIT and 15.68% owned by REIT Holdings;

●	Hainan REIT Construction Project Co., Ltd. (“REIT Construction”), a China limited company and a wholly owned subsidiary of REIT Changjiang;

●	Horgos Ta-REIT Environment Technology Co., Ltd. (“Horgos Ta-REIT”), a China limited company and a wholly owned subsidiary of REIT Eco Engineering, and was deregistered on May 15, 2019;

●	REIT Xinyi New Material Co., Ltd (“REIT Xinyi”), a China limited company and a 70% owned subsidiary of Beijing REIT;

●	REIT Q GREEN Machines Private Limited (“REIT India”), an India limited company and a 51% owned subsidiary of Beijing REIT;

●	REIT Ecological Technology Co., Ltd. (“REIT Yancheng”), a China limited company and a wholly owned subsidiary of REIT Holdings;

●	Lingqiu REIT Dongtian Ecological Technology Co., Ltd. (“REIT Lingqiu”), a China limited company, 51% equity interest of which was owned by REIT Eco Engineering and then transferred to Pengqing Zhi on November 4, 2019;

●	Datong Ruisheng Environment Protection Engineering Co., Ltd. (“Datong Ruisheng”), a China limited company and a wholly owned subsidiary of REIT Eco Engineering;

●

Yunnan Litu Technology Development Co., Ltd. (“Yunnan Litu”), a China limited company, 55% equity interest of which was owned by REIT Yancheng and then transferred to Dali Zhongrong Ruitu Environmental Protection Engineering Co., Ltd., Jiangsu Xinchun Biological Technology Co., Ltd., and Yonglan Li on July 13, 2020;

●	Yangbi Litu Ecological Technology Co., Ltd. (“Yangbi Litu”), a China limited company, with 55% of its equity interest owned by REIT Yancheng and 45% of its equity interest owned by Yunnan Litu;

●	China Operating Companies or China Operating Company refer to, collectively or individually, as the case may be, to Beijing REIT, REIT Ecological, REIT Eco Engineering, Ruirong, Dingxuan, REIT Changjiang, REIT Construction, , REIT Xinyi, and REIT Yancheng.

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

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

RELIANCE ON SEC ORDER

As we previously reported in our current report on Form 6-K as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2020, the filing of this Annual Report for the period ended December 31, 2019 (“the 2019 Annual Report”) was delayed due to circumstances related to COVID-19 and we are relying on the SEC Order (as defined below).

On March 4, 2020, the SEC issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465) which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (the “SEC Order”).

The Company conducts its business operations throughout China, with its headquarters located in Beijing. In accordance with the epidemic control measures imposed by the local governments related to COVID-19 since February 2020, the Company’s facilities remained closed or had limited business operations after the Chinese New Year holiday (January 24-February 2, 2020). Further, COVID-19 has caused severe disruptions and restrictions in transportation and limited access to the Company’s facilities resulting in limited support from its staff and professional advisors. In particular, the Company’s headquarters in Beijing, where the management of the Company is located, did not resume normal operations until March 16, 2020. Further, the Company’s independent auditor was unable to complete their audit procedures in a timely manner due to limited access to the Company’s staff and financial data. In addition, to safeguard its employees, the Company’s independent auditor implemented policies that limit its staff from travelling to China and within certain regions in China. As a result of these ongoing travel restrictions and quarantines, the ability of the Company’s independent auditor to access the Company’s staff and necessary information in China have been limited. This has, in turn, delayed the Company’s ability to complete its audit and prepare the 20-F.

The Company acted in accordance with local government policies, and issued stringent rules on employee health and virus protection to ensure the health of its employees, while trying to sustain productivity during the pandemic. Further, the Company believes it has taken all possible measures to overcome the adverse impact derived from the COVID-19 outbreak related to the annual audit and filing of the 2019 Annual Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A.	Selected Financial Data.

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheets data as of December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

Statement of operations data:

	For the Years ended December 31,
	2019	2018	2017

Revenues – third party customers	$29,467,755	$27,354,058	$25,904,393
Revenues – related parties	83,972	1,940,811	-
Total Revenues	29,551,727	29,294,869	25,904,393

Cost of revenues – third party customers	22,136,559	13,897,146	11,042,287
Cost of revenues – related parties	54,598	1,372,302	-
Total cost of revenues	22,191,157	15,269,448	11,042,287
Gross Profit	7,360,570	14,025,421	14,862,106

Operating Expenses
Selling expenses	1,308,436	1,902,323	1,720,630
General and administrative expenses	3,954,024	4,976,118	4,132,128
Bad debt expenses	8,331,344	1,724,133	880,395
Impairment of fixed assets	1,490,298	-	-
Research and development expenses	438,371	656,563	478,532
Total Operating Expenses	15,522,473	9,259,137	7,211,685

(Loss) income from Operations	(8,161,903)	4,766,284	7,650,421

Other Income (expenses):
Interest expense	(1,253,855)	(1,069,758)	(971,052)
Interest income	4,549	5,940	4,055
Impairment of acquisition deposit	(2,172,000)	-	-
Other income (expenses), net	293,996	(6,604)	149,853
Total Other Expenses, net	(3,127,310)	(1,070,422)	(817,144)

(Loss) income before provision for income taxes	(11,289,213)	3,695,862	6,833,277
Provision for income taxes	1,006,905	1,042,474	2,132,297
Net (loss) income from continuing operations	(12,296,118)	2,653,388	4,700,980
Net (loss) income from discontinued operations of Gu’an REIT	(2,801,131)	1,914,294	1,945,805
Net (Loss) Income	(15,097,249)	4,567,682	6,646,785

Less: net (loss) income attributable to noncontrolling interest	(294,635)	87,064	668,396
Net (loss) income attributable to ReTo Eco-Solutions, Inc.	$(14,802,614)	$4,480,618	$5,978,390

Net (loss) Income	$(15,097,249)	$4,567,682	$6,646,785
Other Comprehensive (loss) income:
Foreign currency translation adjustment:	(576,743)	(3,015,577)	2,109,103
Comprehensive (Loss) Income	(15,673,992)	1,552,105	8,755,888
Less: comprehensive (loss) income attributable to noncontrolling interest	(449,125)	(39,742)	1,265,817
Comprehensive (loss) income attributable to ReTo Eco-Solutions, Inc.	$(15,224,867)	$1,591,847	$7,490,071

Balance sheet data:

	As December 31
	2019	2018	2017
Current assets	$25,464,247	$29,521,952	$33,600,464
Total assets	$70,795,244	$82,004,922	$81,131,829
Current liabilities	$25,215,769	$20,681,667	$26,552,039
Total liabilities	$32,840,381	$28,824,067	$29,503,079
Total equity	$37,954,863	$53,180,855	$51,628,750
Shares outstanding	23,160,000	22,760,000	22,760,000

Exchange Rate Information

Our business is conducted in China, and the financial records of China Operating Companies are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2019 and 2018 were translated at RMB 6.9618 to $1.000 and RMB 6.8755 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2019, 2018 and 2017 were RMB 6.9081, RMB 6.6090 and RMB 6.7568 to $1.00, respectively.

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

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, for the years ended December 31, 2019 and 2018, our compensation and benefit costs for our employees were approximately $3.2 million and $3.3 million, respectively. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We are susceptible to general economic conditions, natural catastrophic events and public health crises, and a potential downturn in the construction materials market could adversely affect our operating results in the near future.

Our business is subject to the impact of natural catastrophic events, such as earthquakes, or floods, public health crisis, such as disease outbreaks, epidemics, or pandemics in China, and all these could result in a decrease or sharp downturn of economies, including our markets and business locations in the current and future periods. The outbreak of the coronavirus (COVID-19) in China resulted in increased travel restrictions, and shutdown of businesses, which may cause slower recovery of the China economy. We may experience impact from quarantines, market downturns and changes in customer behavior related to pandemic fears and impact on our workforce if the virus continues to spread. COVID-19 could cause delays or the inability to deliver our products and services on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which the coronavirus impacts our results will depend on future developments and reactions in China, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus. It is likely to result in a potential material adverse impact on our business, results of operations and financial condition in the short run if the situation gets worse in China. Wider-spread COVID-19 in China and globally could prolong the deterioration in economic conditions and could cause decreases in or delays in spending and reduce and/or negatively impact our short-term ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the years ended December 31, 2019, 2018 and 2017, the Company purchased approximately 25%, 28% and 31% of its raw materials from one major supplier, respectively. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We face substantial inventory risk, which if such risk is not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

As of December 31, 2019, our inventory from continuing operations was $888,203. Inventory turnover associated with our continuing operations for the fiscal 2019 was 17 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

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

With the recent expansion of our business, our accounts receivable has increased significantly. At the end of December 31, 2019 and 2018, our net accounts receivable associated with our continuing operations were $11,721,476 (including accounts receivable from third party customers of $11,252,002 and accounts receivable from related party customers of approximately $469,474) and $14,291,368 (including accounts receivable from third party customers of $13,840,895 and accounts receivable from related party customers of approximately $450,473), respectively. These amounts represented 40% of our total revenues from continuing operations in 2019 and 47% of our total revenues from continuing operations in 2018. For the year ended December 31, 2019 our accounts receivable turnover associated with our continuing operations was 161 days, and 186 days for the same period in 2018.

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

The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2019 and 2018 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 3 to the consolidated financial statements to this Annual Report, the Company has suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about its ability to continue as a going concern. Our auditor, Friedman LLP, has indicated in their report on the Company’s financial statements for the fiscal year ended December 31, 2019 that there is “substantial doubt about our ability to continue as a going concern”. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include working to improve the Company’s liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditures, working capital, and other requirements.  If we are unable to achieve these goals, our business will be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors will lose their investment.

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

We own 69 patents (seven of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), and 8 software copyrights in China covering our construction material products and manufacturing equipment, and we rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

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

We had approximately $17.1 million in bank loans loan outstanding as of December 31, 2019 (including $8.3 million short-term bank loans, $1.4 million current portion of long-term bank loans and $7.3 million long-term bank loans). The loans are held at multiple banks, and all of the debt is guaranteed by third-party guaranty companies and certain company officers. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

We guaranteed related party loans, which may subject us to losses should we have to make our commitments under the guaranty, which could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

During the year ended December, 31, 2018, REIT Holdings and REIT Changjiang provided a guarantee to a related party, Shexian Ruibo Environmental Science and Technology Co., Ltd., which in turn obtained financing in an amount of RMB 6 million (approximately $0.87 million). In the event of any legal claims or lawsuits against REIT Holdings and REIT Changjiang due to this guarantee, Mr. Hengfang Li, the Company’s CEO will unconditionally and personally bear all the expenditures and economic losses arising from assuming the above guarantee or make full compensation. Accordingly, the Company believes that any ultimate liability resulting from the outcome of such guaranty, if there is any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity. However. In the event if Mr. Li is unable to satisfy any losses related to the guaranty on our behalf it could have a material adverse effect on our financial condition and results of operations, cash flow and per share trading price of our securities. On January 5, 2019, Shexian Ruibo terminated this financing entrustment contract with the financial institution Fusheng and the Company’s guarantee has been dissolved.

In addition, on March 17, 2017, REIT Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is approximately $3.8 million (RMB 25,000,000). The guarantee was still effective as of December 31, 2019. Should we have to make our commitments under this guaranty, it may subject us to losses, which may result in a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

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

Mr. Hengfang Li, the Company’s CEO has agreed to assume full responsibility for liabilities, if any, and assume the creditor’s rights for these claims on behalf of the Company for any legal claims or lawsuits against the Company due to these investments. As of the date of this annual report, REIT Xinyi had been involved in one lawsuit as defendant regarding the above investments with the claim amount of RMB 300,000 (approximately $44,000), the total amount of which was repaid by Hengfang Li in May 2020. Accordingly, at this time, the Company believes that any ultimate liability resulting from the outcome of such proceedings, if there are any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

However, in the event that Mr. Li personally fails to satisfy any losses related to the investments on our behalf, the Company may face the risk of being sued by the investors and repay related liabilities, which although is remote, could have a material adverse effect on our financial condition.

Our future growth depends on new products, environmental solutions and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Our future growth depends in part on maintaining our competitive advantage with current products in new and existing markets, as well as our ability to develop new products, and technologies to serve such markets. To the extent that competitors develop competitive products, and technologies, or new products, or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products, equipment or technologies may be required, and these approvals may not be obtained in a timely or cost-effective manner, which could adversely impact our business prospects.

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

Our eco-friendly construction materials and projects are primarily used in the construction industry. Our business is in line with China’s current focus on environmental protection policies, specifically the 13 th Five Year Plan (2016-2020). However, should China alter its environmental policies towards less regulation, we believe demand for our eco-friendly construction materials and equipment will decrease, adversely impacting our results of operations, cash flows and financial position.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. Although we have achieved net profitability in 2018 and 2017, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Beijing REIT, REIT Ecological and REIT Yancheng for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT, REIT Ecological and REIT Yancheng. See “Dividend Policy.”

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2019, and December 31, 2018, the accumulated appropriations to statutory reserves amounted to $2,632,797 and $2,632,797, respectively.

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

On Mach 15, 2019, the National People’s Congress of China promulgated the Foreign Investment Law of the PRC aiming to replace the major existing laws governing foreign investment in China. The Foreign Investment Law became effective on January 1, 2020. The Foreign Investment Law applies to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations. It also governs investment projects and activities in China by foreign investors. Accordingly, as our company qualifies as a “foreign investor” for these purposes, our PRC subsidiaries are subject to the Foreign Investment Law.

Under the Foreign Investment Law, a “negative list’ promulgated or approved by the State Council will set forth industries that are prohibited industries and restricted industries. A foreign investor is prohibited to invest in any prohibited industry included therein. If a foreign investor is found to invest in any prohibited industry set forth under the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests in or assets of the “foreign-invested enterprise” (“FIE”) and have its income confiscated. A foreign investor may be permitted to invest in  a FIE that is in a restricted industry set forth in the “negative list”, provided that relevant conditions are satisfied and certain approvals are acquired from relevant PRC governmental authorities. With respect to industries in which foreign investment is not prohibited or restricted, domestic and foreign investors will be equally treated. On June 23, 2020, the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) jointly issued the latest version of Negative List (Edition 2020). See “Regulations — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment”. Currently, our business falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list”, which may be promulgated or be amended from time to time by the MOFCOM and the NDRC.

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

The Foreign Investment Law also requires that the entity form, main organizations and business activities of an FIE established before the enactment of the Foreign Investment Law and in accordance with the Chinese-Foreign Equity Joint Venture Enterprise Law, the Chinese-Foreign Cooperative Joint Venture Enterprise Law or the Wholly Foreign-Owned Enterprise Law comply with the PRC Company Law, the PRC Partnership Law and other laws (as the case might be) and there is a five-year transition period from January 1, 2020 for FIEs to fully comply with such requirements.  See “Regulations Relating to Foreign Investment - The Foreign Investment Law.”

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2019, 2018 and 2017, we had a negative adjustment of $(576,743), $(3,015,577) and income of $2,109,103, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Beijing REIT obtained the Hi-Tech Enterprise Certificate and was entitled to a preferential income tax rate of 15% for 2015 and 2016. The 15% tax rate is less than the standard 25% income tax rate in China. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue was exempt from income tax in fiscal 2015. The Company did not receive the similar exemption in fiscal 2017. On December 2, 2019 Beijing REIT obtained the Hi-Tech Enterprise Certificate and was entitled to a preferential income tax rate of 15% for the next 3 years. The estimated tax savings as a result of the Company’s tax benefits for the years ended December 31, 2019, 2018 and 2017 amounted to $0, $86,898 and $266,125 respectively. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Beijing REIT is no longer entitled to receive this tax exemption, its applicable tax rate will increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for eco-friendly construction materials could increase the burden of manufacturing and selling these materials in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

Failure to make adequate contributions to the housing provident fund for some of our employees could adversely affect our financial condition and we may be subject to labor disputes or complaints.

Pursuant to the Regulations on Management of Housing Provident Fund (the “Regulations on HPF”) which was promulgated by the State Council on April 3, 1999 and was amended on March 24, 2002, and on March 24, 2019 respectively, PRC enterprises must register with relevant Housing Provident Fund (“HPF”) management center, open special HPF accounts at a designated bank and make timely HPF contributions for their employees. In accordance with the Regulations on HPF, if an enterprise fails to register with HPF or to open special HPF accounts for its employees, it can be ordered by the relevant HPF authority to register and open an account within a certain timeframe, furthermore, the enterprise will be liable for a fine of RMB 10,000 to RMB 50,000 if it fails to comply such an order. Further, if an enterprise fails to pay in full or in part its HPF contributions, such enterprise will be ordered by the HPF enforcement authorities to make such contributions, and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions.

The China Operating Companies are subject to the Regulation on HPF. Accordingly, if the China Operating Companies fail to make adequate HPF contributions for their employees, such failure may give rise to a private cause of action (complaints) by such individual(s) against the relevant China Operating Companies. All of the China Operating Companies have registered with relevant HPF authorities in the PRC (except Dingxuan, REIT Ecological, Horgos Ta-REIT and REIT Yancheng which currently do not have any full-time employees and have not opened an HPF account as of the date of this annual report), but have not made adequate HPF contributions for some of their employees. We estimate the amount of HPF contributions that the applicable China Operating Companies did not make, but should have made for the year ended December 31, 2019 were less than $20,000. As of the date of this annual report, the Company has not received any notice, demand or order from the competent authorities nor any claims or complaints from current or former employees regarding our non-compliance in this regard. In addition, Mr. Li has executed a indemnity agreement in favor of the China Operating Companies on September 30, 2017, pursuant to which he agreed to indemnify the China Operating Companies in full against any losses and penalties that they may suffer as a result of the non-payment of HPF contributions. To the extent any of the China Operating Companies are required to make such payments in full, such payments may have adverse financial or operational impact on the Company. In addition, the China Operating Companies may be subject to labor disputes or complaint from current or former employees.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the British Virgin Islands, we conduct substantially most of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

According to Article 177 of the PRC Securities Law which became effective in March 2020, the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Accordingly, in circumstances relating to a direct investigation or collection of evidence conducted by foreign authorities within the territory of the PRC, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent from Chinese authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.

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

Since 2010, the annual growth rate of the Chinese economy has declined, from approximately 10.3% gross domestic product in 2010 to 6.1% in 2019. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China rely primarily on the construction industry, which is influenced by economic growth slowdowns. If China’s economic growth continues to slow down, then our business could be materially adversely affected if such slow down results in reduced activity by the construction industry.

Risks Associated with Ownership of Our Common Shares

The market price for our common shares may be volatile, which could result in substantial losses to investors.

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on November 29, 2017, the trading price of our common shares has ranged from $12.75 to $0.55 per common share, and the last reported trading price on October 29, 2020 was $0.76 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Prior to our initial public offering in 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified relate to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review process by management, which led to material audit adjustments for the year ended December 31, 2019 and (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations (ii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iv) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control;. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. As of the date of this report, management has concluded that such controls are ineffective.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or other regulatory authorities, which could require additional financial and management resources.

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

The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on the NASDAQ Capital Market, we must meet the following criteria:

●	Our shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

●	The market value of our publicly shares must be at least $1,000,000;

●	The minimum bid price for our shares must be at least $1.00 per share;

●	We must have at least 300 shareholders;

●	We must have at least 2 market makers; and

●	We must have adopted NASDAQ-mandated corporate governance measures, including a Board of Directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

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

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the 2020 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2021 annual meeting of shareholders and Class C directors hold office for a term expiring at the 2022 annual meeting of shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could cause the price of our common shares to decrease.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares.

Our officers and/or directors will control a sizeable amount of our common shares, decreasing your influence on shareholder decisions.

Our officers and/or directors in the aggregate, beneficially own approximately 25% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Stockholders.”

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

Our Corporate Structure

Structural Overview

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide technology solutions for the healthy improvement of ecological environments. We mainly conduct our operations in China through our wholly owned subsidiary, Beijing REIT and its subsidiaries in China. We incorporated ReTo Eco-Solutions on August 7, 2015 in the British Virgin Islands as a holding company to develop business opportunities in China. ReTo Eco-Solutions owns all of the outstanding capital stock of REIT Holdings, our wholly owned Hong Kong subsidiary.

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

Xinyi REIT Ecological Technology Co., Ltd. – REIT Ecological was a wholly owned subsidiary of REIT Holdings, its business scope included research and development and solutions for solid wastes. REIT Ecological was deregistered on March 27, 2019 due to lack of business activity.

REIT Technology Development (America), Inc. – REIT US is a company incorporated in the United States and a wholly owned subsidiary of Beijing REIT. Its business scope includes customer relationship management with the Company’s North American customers, marketing in North America and maintaining relationships with the Company’s partners, such as AGS.

Beijing REIT Ecological Engineering Technology Co., Ltd. – REIT Eco Engineering is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

Gu’an REIT Machinery Manufacturing Co., Ltd. – Gu’an REIT was an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope included the development, manufacture and distribution of specialized equipment to manufacture construction materials. Beijing REIT sold all the equity interests it owned in Gu’an REIT to Hebei Huishitong Technology Co., Ltd. on January 17, 2020.

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

Horgos Ta-REIT Environment Technology Co., Ltd. – Horgos Ta-REIT was an operating company in China and a wholly owned subsidiary of REIT Eco Engineering. Its business scope included research, consulting and promotion services of environmental technology, and environmental project design and services. Horgos Ta-REIT was deregistered on May 15, 2019 due to lack of business activity.

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

Lingqiu REIT Dongtian Ecological Technology Co., Ltd. - REIT Lingqiu is an operating company in China and a 51% owned subsidiary of REIT Eco Engineering. Its business scope included the ecological restoration and comprehensive utilization of solid wastes. REIT Eco Engineering sold its 51% equity interest in REIT Lingqiu to Pengqing Zhi on November 4, 2019.

Datong Ruisheng Environment Protection Engineering Co., Ltd. – Datong Ruisheng is an operating company in China and a wholly owned subsidiary of REIT Eco Engineering. Its business scope includes ecological restoration and management.

Yunnan Litu Technology Development Co., Ltd. – Yunnan Litu was an operating company in China and a 55% owned subsidiary of REIT Yancheng. Its business scope included R&D and sales of eco-friendly products, equipment, and new eco-friendly materials; remediation of the environment, soil, urban environment, and water pollution. On July 13, 2020, REIT Yancheng has sold its 55% equity interest in Yunnan Litu to Dali Zhongrong Ruitu Environmental Protection Engineering Co., Ltd., Jiangsu Xinchun Biological Technology Co., Ltd., and Yonglan Li.

Yangbi Litu Ecological Technology Co., Ltd. – Yangbi Litu is an operating company in China, with 55% of its equity interest owned by REIT Yancheng and 45% of its equity interest owned by Yunnan Litu. Its business scope includes R&D, manufacture and sales of environmental protection products, equipment and new materials; comprehensive utilization of solid waste; environmental restoration and treatment; mine ecological restoration and treatment; tailings restoration and treatment; soil restoration and treatment; urban environment treatment; and water pollution treatment.

Corporate Organizational Chart (as of the Filing Date of this Annual Report)

Corporate History

ReTo Eco-Solutions is a limited liability company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China.

On November 29, 2017, the Company completed its initial public offering (“IPO”) of 3,220,000 shares of its common stock at a public offering price of $5.00 per share. In connection with the offering, the Company’s common stock began trading on the NASDAQ Capital Market beginning on November 29, 2017 under the symbol “RETO”.

RETO owns 100% equity interest of REIT Holdings, a limited liability company established in Hong Kong. Beijing REIT was established on May 12, 1999 under the laws of PRC. Over the years, Beijing REIT has established five other subsidiaries consisting of: Gu’an REIT, which was incorporated on May 12, 2008; REIT Eco Engineering, which was incorporated on April 24, 2014; Ruirong, which was incorporated on May 12, 2014; Dingxuan, which was incorporated on October 17, 2014; and REIT US, which was incorporated on February 27, 2014.

On February 7, 2016, Beijing REIT and its individual original shareholders entered into an equity transfer agreement, pursuant to which these shareholders agreed to transfer all of their ownership interests in Beijing REIT with a carrying value of RMB 24 million (or $3,466,260) to REIT Holdings. After this equity transfer, Beijing REIT became a Wholly Foreign-Owned Enterprise (“WOFE”) and amended the registration with the State Administration for Industry and Commerce (“SAIC”) on March 21, 2016. As part of this equity transfer, the Company issued a total of 17,830,000 of its common shares at $0.25 per share to all of the Company’s original shareholders or former shareholders in Beijing REIT. Among total proceeds of $4,457,500 from the share issuance, the Company paid $3,466,260 (approximately RMB 24 million) to the original shareholders of Beijing REIT as the consideration for the transfer of their equity interests in Beijing REIT. Since these shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization.

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

On July 15, 2015, Beijing REIT established a new subsidiary, REIT Xinyi wherein Beijing REIT owns 70% equity interest, with the remaining 30% owned by a noncontrolling shareholder.

In February 2016, Beijing REIT established a joint venture, REIT India, together with an Indian company Q Green Techcon Private Limited (“Q Green”). Beijing REIT owns 51% equity interest of REIT India.

On March 2, 2017, REIT Ecological was incorporated as a wholly owned subsidiary of REIT Holdings. REIT Ecological was dissolved on March 27, 2019 due to no active business.

On December 14, 2017, Horgos Ta-REIT was incorporated as a wholly owned subsidiary of REIT Eco Engineering. Horgos Ta-REIT was dissolved on May 15, 2019 due to no active business,

On October 22, 2018, REIT Yancheng was incorporated as a wholly owned subsidiary of REIT Holdings.

On December 7, 2018, Lingqiu REIT Dongtian Ecological Technology Co., Ltd. (“REIT Lingqiu”) was incorporated. REIT Eco Engineering owned 51% of its equity interest, with remaining 49% owned by a noncontrolling shareholder. On November 1, 2019, due to no capital contribution being made and no active business, REIT Eco Engineering signed a share transfer agreement with the 49% noncontrolling shareholder to transfer its 51% equity interest with no consideration. After the transaction, the Company no longer owns any equity interest of REIT Lingqiu.

On August 29, 2019, Datong Ruisheng was incorporated as a wholly owned subsidiary of Beijing REIT. Datong Ruisheng will be engaged in the potential ecological restoration projects in Datong, Shanxi Province.

On November 7, 2019, Yunnan Litu Technology Development Co., Ltd. (“Yunnan Litu”) was jointly established by REIT Eco Engineering and a third-party Dali Zhongrong Environmental Protection Engineering Co., Ltd. (“Dali Zhongrong”), to be engaged in providing services in comprehensive ecological restoration projects and sales of environmentally friendly equipment and new materials. As of December 31, 2019, Yunnan Litu did not have active operations since its inception. REIT Eco Engineering owned 55% of the ownership interest in Yunnan Litu, with the remaining 45% owned by noncontrolling shareholder Dali Zhongrong. On July 13, 2020, REIT Eco Engineering transferred its 55% equity interest in Yunnan Litu to a third-party individual and two third-party companies for a nominal price because of the inactive business operation of Yunnan Litu since its inception. After the transaction, the Company no longer owns any equity interest of Yunnan Litu.

On November 11, 2019, Yangbi Litu was jointly established by REIT Eco Engineering and Yunnan Litu. REIT Eco Engineering owned a 55% of the ownership interest in Yangbi Litu, with the remaining 45% equity interest owned by Yunnan Litu. Because the Company’s ownership interest in Yunnan Litu was 55%, the Company held an aggregate 79.75% equity interest in Yangbi Litu, directly and indirectly. Yangbi Litu will be engaged in providing services in comprehensive ecological restoration and sales of environmentally friendly equipment and new materials. On July 13, 2020, REIT Eco Engineering transferred its 55% equity interest in Yunnan Litu to a third-party individual and two third-party companies for a nominal price. As a result, the Company’s equity ownership interest in Yangbi Litu decreased from 79.75% to 55%.

On January 2, 2020, Beijing REIT signed a share transfer agreement with third party, Hebei Huishitong Techonology Inc. (“Huishitong”), to sell 100% of its ownership interest in Gu’an REIT to Huishitong for total consideration of RMB 39.9 million (approximately $5.7 million). As of December 31, 2019, the Company received RMB 9.7 million (approximately $1.4 million) payment from Huishitong. Subsequently, from January to September 2020, the Company received additional RMB19.3 million (approximately $2.7 million). Pursuant to the supplemental share transfer agreement, Huishitong shall make the remaining payment of RMB 10.9 million (approximately $1.6 million) to the Company before June 30, 2021.

The principal executive offices of our main operations are located at Building X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101. Our telephone number at this address is (+86) 10-64827328. Our registered office in the British Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.retoeco.com.

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

Business Overview

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide consultation, design, project implementation and construction of urban ecological environments. We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects.

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

Beijing REIT was founded in 1999 by our Chief Executive Officer, Hengfang Li. Mr. Li has approximately 20 years of experience in the construction materials and construction materials manufacturing equipment industries. Our principal office is located in Beijing, China. As of October, 2020, we employed 47 people on a full-time basis. We have 5 employees in management, 5 employees in sales and marketing, 5 employees in research and development, 7 employees in manufacturing and installation and 17 employees in administration.

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

In addition, our Chief Executive Officer, Hengfang Li, was named one of the “One Hundred Outstanding People of China” in 2005 by China Celebrity Association. Mr. Li was recognized as one of the “Influential People of Fly-Ash Industry” in 2006 by fenmeihui.org. Mr. Li was awarded as “Leader of Building Materials and Machinery Enterprises of the National 11 th 5-Year Plan” in 2011 by China Building Material Machinery Association. In addition, Mr. Li and our chief technology officer, Mr. Zhizhong Hu were recognized as “Advanced People of National Reuse Technology” in 2011 by China Association of Circular Economy. We believe our industry awards, reflect widespread recognition of our stature and success in our industry as well as the quality of our service and products.

Industry and Market Background

Construction Market and Opportunity

China is the world’s largest construction market and its construction market is expected to continue to grow for the near future, despite economic growth slowing in China. Further, while China’s construction industry only grew around 4.5% in 2018, China is expected to maintain its position as the world’s largest construction market for the near future and its share of the global construction market is expected to reach 26% by 2025. This growth results in large part from the continued increased urbanization in China and its National New-type Urbanization Plan, which envisions 60% of China’s population living in cities by 2020. This urbanization trend is a key factor in the Chinese government’s emphasis on green building to conserve resources. Focusing on buildings is a key element of its national strategy. We believe our eco-friendly construction materials will be in greater demand than traditional materials as the Chinese construction market continues to grow and the Chinese government increases its focus on reducing the environmental impact of building activities.

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

As of 2018, the Chinese government had chosen 30 cities across the country to become pilot sponge cities. The government has allocate each sponge city between 400 to 600 million RMB (approximately $85 million to $128 million) to construct ponds, filtration pools and wetlands, as well as to build permeable roads and public spaces that enable stormwater to soak into the ground.

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

Focus on technology and research and development. We have developed key techniques and skills in the production of various types of construction materials manufacturing equipment. We own 69 patents (ten of which are owned jointly with Luoyang), including 21 design patents, 13 utility model patents  and 5 invention patents. In addition, we have 8 software copyrights. We were recognized as a National High-Tech Enterprise in 2011, which was issued by four authorized departments (Beijing Municipal Bureau of Finance, State Tax Bureau of Beijing, Beijing Municipal Bureau of Local Tax and Beijing Municipal Committee of Science and Technology). In order to obtain a High-Tech Enterprise certification, companies are required to own the proprietary IP rights of the core technology used in their products and services in China. We are committed to researching and developing new construction materials, and to the design and manufacturing of the equipment used to produce these materials.

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

Eco-friendly Construction Materials Manufacturing Equipment1

In 2019, we produced manufacturing equipment used to create eco-friendly construction materials. We have sold equipment to customers in China, South Asia, North America, the Middle East, North Africa and Southeast Asia. The equipment consists of large-scale fully automated production equipment with hydraulic integration. The equipment can be used to produce various types of eco-friendly construction materials that can be used for a variety of projects such as ground works, hydraulic engineering, landscape retention and wall projects.

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

[1]	In 2020 the Company terminated the equipment manufacturing business under Gu’an REIT, and may outsource or purchase from third-party suppliers to fulfil future sales orders for manufacturing equipment.

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

Customers

Our eco-friendly construction materials are only sold in China. Sales of construction materials accounted for $15.3 million $18.8 million, and $19.5 million of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. We have international customers located in Asia, India, the Middle East, North Africa and North America for our manufacturing equipment. The following is a summary of our total revenues from our continuing operations by geographic market for each of the last three years for our manufacturing equipment used to produce construction materials.

Region	2019	2018	2017
Middle East	$240,375	$1,874	$6,181
India	401,768	348,924	2,090,940
Pakistan	64,723	90,500	-
China	13,342,185	7,594,516	2,588,818
North Africa	-	1,139,440	-
Maldives	-	3,077	152,291
Total	$14,049,051	$9,178,331	$4,838,230

For the years ended December 31, 2019,2018 and 2017, no single customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2019, and December 31, 2018, none of our accounts receivable accounted for more than 10% of the total outstanding accounts receivable balance, respectively.

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

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the years ended December 31, 2019 and 2018, we spent $438,371 and $656,563, respectively, on research and development associated with our continuing operations. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

Quality control is an important aspect of our research and development department’s work and ensuring quality at every stage of the process has been as key driver in maintaining and developing our brand value. As of December 2019, we employed 5 professionals in research and technology development. We have set up a separate research and development division to account for our investment in research and development. We expect to increase our allocation of research and development funds in an effort to enhance its core competence.

The Company entered into a contract with AGS to initiate a collaborative approach to produce dry-cast geopolymer concrete products including, dry-cast bricks, blocks, pavers, roof tiles and stone veneer. AGS grew out of the geopolymer research and development performed at Louisiana Tech University and it driven by a team of researchers in the University’s Trenchless Technology Center. AGS’s President, Erez Allouche is an Associate Professor of Civil Engineering at Louisiana Tech University. The Company believes the contract it entered into with AGS is not material and its business is not substantially dependent on the contract. t. Neither Louisiana Tech University nor any individual from the university own any equity interest in our Company.

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

In 2013 we focused our research and development policies on our full-automatic production lines, to enrich the types of eco-friendly construction materials we offer, and to try and improve our market share. In 2014, we focused our research and development policies on improving our technology skills to try and keep with the level of our international competitors of manufacturing equipment. In addition, we focused on developing an effective wet-forming technology and vibration molding techniques. In 2015 and subsequent years, we focused and will focus our research and development polices on comprehensive treatment of solid waste for use in eco-friendly construction materials, recycling technologies, new eco-friendly construction materials, and heat preservation and energy conservation products.

Sample research and development projects from 2017 to 2019 include the following:

Year 2017

●	Automated palletizing system

●	Block Forming Machine

●	Quick molding change device

Year 2018

●	Solid waste comprehensive utilization

●	Block production line waste cleaning device

●	Hydraulically driven lateral positioning device

●	Top plate stacker

●	Automatic loading and unloading pallet machine

●	Servo motor driven automatic palletizing system

Year 2019

●	Block separated with pallet and reversing device

●	Heat insolation core board pressing forming equipment

●	Gantry kiln car

●	Servo vibration system for block making machine

●	Fully automatic pigment metering feeding device

●	Tilting hopper material lifting device

●	Method of improving the surface structure of permeable pavor

●	Pigment metering device and its application method

●	Intelligent and efficient sewage treatment system V1.1

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

For the years ended December 31, 2019 and 2018, the Company purchased approximately 25% and 28% of its raw materials from one major supplier. If we are unable to purchase from these primary suppliers, we do not expect we would face difficulties in locating other suppliers at substantially the same prices.

Intellectual Property Rights

We rely on our technology patents to protect our domestic business interests. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our business. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold 69 patents (seven of which are owned jointly with Luoyang) and 8 software copyrights.

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

Regulations Relating to Foreign Investment

The Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests and establishes new projects within China; and (iv) a foreign investor invests through other approaches as stipulated by laws, administrative regulations, or otherwise regulated by the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 30, 2019, MOFCOM and NDRC jointly issued the latest version of Negative List (Edition 2019). See “Regulation — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment”.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged”, (2) “restricted”, and (3) “prohibited”. The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019).

Pursuant to the Negative List (Edition 2020) effective on July 23, 2020, any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

The Encouraging Catalogue (Edition 2019) effective on July 30, 2019, is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of 415 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Currently, our business falls within the permitted category.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Each of our PRC subsidiaries is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their Chinese Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include Foreign Investment Law of the People’s Republic of China, Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

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

Copyright. Copyright in China, including software copyright, is principally protected under the Copyright Law of China which was issued by the Standing Committee of the NPC on February 26, 2010 and became effective on April 1, 2010, and its related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the first publication of its work.

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

Our headquarters is located at Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Xinxing Industrial Area, Wangjing, Zhaoyang District, Beijing City, People’s Republic of China. We have incorporated nine Chinese domestic operating companies, which are separate legal entities. Our facilities are used for manufacture, sales, marketing and administrative functions. We own twelve of the facilities, and the other seventeen facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any disputes of property rights or any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Term	Ownership	Space
The company office space for registration	Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Wangjing Xinxing Industrial Area, Chaoyang District, Beijing City	January 2020 - January 2021	Leased	39 sq. m [2]

Office of Beijing REIT Ecological Engineering Co., Ltd.	Apartment No. 2401, 2402, 2404, 2405 and 2406 of Runfengdeshang Mansion, No. 60 of Anli Road, Chaoyang District of Beijing	May, 2018- June, 2022	Leased	593.78 sq. m [2]

Staff dormitory of Beijing REIT Ecological Engineering Co., Ltd.	Room 2304, 5 Building, Luxury Times City, 168 Jixiang Road, Yanta District, Xi’an City	April 201 9-March 2022	Leased	126 sq. m [2]

Production shop of Gu’an REIT Machinery Manufacturing Co., Ltd	South Region of Gu’an Industrial Area	July 2008 - January 2055	Owned	26695.5 sq. m [2].

Production Shop and office of REIT Mingsheng Environment Protection Constructional Material (Changjiang) Co., Ltd (1)	No.1, Development First Road, Xunhuan Economic Industrial Area, Changjiang City, Hainan Province	December 2011 - May 2062	Owned	306000 sq. m [2]

Office of Beijing Reit Ecological Engineering and Technology Co., Ltd	Room 3396, No.1 Building, No.5 Liufang Nanlijia, Zhaoyang District, Beijing City	April 2020 - April 2021	Leased	10 sq. m [2].

Office of Reit Ecological Engineering Company	Apartment No. 2403 of Runfengdeshang Mansion, No. 60 of Anli Road, Chaoyang District of Beijing	May, 2018- June, 2022	Leased	202.71 sq. m [2].

Office of Nanjing Dingxuan Environment Protection Technology Development Co., Ltd	No.156, Zhuangqiang Jizheng, Gaochun District, Nanjing City	January 2018 - January 2023	Leased	70 sq. m [2]

Office of Hainan REIT Construction Project Co., Ltd.	No.1, Development First Road, Xunhuan Economic Industrial Area, Changjiang City, Hainan Province	January 2019 - May 2062	Authorized by REIT Mingsheng to unconditionally use the property.	306000 sq. m [2]

Production shop and office of Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd	Shengda Bridge West Road North, Guangming Weat Avenue	July 2016 - June 2022	Leased	2970 sq. m [2]

Land Owned by Reit Xinyi New Material Co., Ltd	West Area of Jizheng Avenue, North Area of Tanggang Road, Economic and Technical Development Zone, Xinyi City, Jiangsu Province	February 2017 - February 2067	Owned	74254.61 sq. m [2]

Office of Reit Xinyi New Material Co., Ltd	68-4-302, Minfu Garden, Yunlong District, Xuzhou City Jiangsu Province	April 2020-March 2021	Leased	94 sq. m [2]

Office for the R&D department of Beijing REIT Technology Development Co., Ltd	Units 12001-12002, No. 1 Building, West-side of South 2 nd Ring Road, Beilin District, Xi’an City		Owned	245.38 sq. m [2]

Staff dormitory of REIT Mingsheng Environment Protection Constructional Material (Changjiang) Co., Ltd (2)	Units 01043, 01044, 01045, 01047, 01071, 01075, 010913, No.1 Building, Jinshui International Residence, East-side of the Changjiang Revenue, Shilu Town, Changjiang County, Hainan Province		Owned	396.41 Sq.m [2]

Staff dormitory of Beijing REIT	Room 601, Unit 1, Building 31, District 1, Tiantong Dongyuan, Changping District, Beijing	June 2018-June 2021	Leased

Office of Beijing REIT	Room 1812, 18th Floor, Baoli Building, Renmin Road, Handan City	June 2020 - June 2023	Leased	335.6 Sq.m [2]

Staff dormitory of Beijing REIT	11-3-10, Antai Community, No.49 Lingnan Road, Fuxing District, Handan City	September 2020-September 2022	Leased	99.45 Sq.m [2]

Staff dormitory of Beijing REIT	No. 10-1-6, Tianyuan Community, No. 77 Jianshe Street, Fuxing District, Handan City	June 2020-June 2022	Leased	132.38 Sq.m [2]

Staff dormitory of Beijing REIT	No. 8-1-11, Xiyuan Baihua Community, No. 369 Tiexibei Street, Fuxing District, Handan City	June 2020- June2023	Leased	113.37 Sq.m [2]

(1)	These properties have been pledged to Industrial & Commercial Bank of China Changjiang Branch for a loan.
(2)	These properties have been pledged to Haikou Union Rural Commercial Bank Co., Ltd for a loan.

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

Overview

In 2019, our business consisted of four business segments, including machinery and equipment production and sales, construction materials production and distribution, municipal construction projects and technological consulting and other services, which accounted for 48%, 52%, 0% and 0% of our total revenue from our continuing operations for the year ended December 31, 2019, respectively, 31%, 64%, 3% and 2% of our total revenue from our continuing operations for the year ended December 31, 2018, respectively, and 19%, 75%, 1% and 5% of our total revenue from our continuing operations for the year ended December 31, 2017, respectively.

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

Our environmentally-friendly construction materials are made from mining waste (iron tailings) and fly-ash and are used for ground works, landscaping, hydraulic engineering projects and wall projects. As of December 31,2019, our production facilities included factories operated by REIT Changjiang and Gu’an REIT, and REIT Xingyi. On January 2, 2020, Beijing REIT signed a share transfer agreement with third party, Hebei Huishitong Techonology Inc. (“Huishitong”), to sell 100% of its ownership interest in Gu’an REIT to Huishitong for total consideration of RMB 39.9 million (approximately $5.7 million) due to our business strategy change. The discontinued operation of Gu’an REIT represents a strategic shift that has a major effect on our operations and financial results.

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

Our domestic customers are throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally from our continuing operations accounted for approximately 98% and 2%, respectively, of our total sales for the year ended December 31, 2019, approximately 91% and 9%, respectively, of our total sales for the year ended December 31, 2018, and approximately 90% and 10%, respectively, of our total sales for the year ended December 31, 2017. As of December 31, 2019, our products have been sold in 5 countries.

Our primary raw materials in production of construction materials are from iron ore refining, concrete and steel. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead costs.

Impact of COVID-19

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering the products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact the Company’s our results of operations. As COVID-19 was gradually contained in China, the Company’s production and sales activities from our continuing operations have been gradually returning to normal. However, the COVID-19 continues to have a severe and negative impact on China and the global economy. In light of the current circumstances and available information, for the first ten months of fiscal 2020, the Company’s revenues could be approximately 80% lower as compared to the same period of last year.

Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for fiscal year 2020 and 2021.

Pending Nasdaq Compliance Issues

On September 4, 2020, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of $1.00 per share. Nasdaq has provided the Company with 180 days, or until March 3, 2021, to regain compliance with the minimum bid price requirement by having a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days.

On July 1, 2020, the Company received a letter from Nasdaq notifying the Company that since it has not yet filed its 20-F for the fiscal year 2019 it was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the U.S. Securities and Exchange Commission (the “SEC”). On August 10, 2020, ReTo submitted a compliance plan to Nasdaq, and received an extension notice from Nasdaq stating that the Company has until October 31, 2020 to file its annual report on Form 20-F for the year ended December 31, 2019 to regain compliance with Nasdaq Listing Rule 5250(c)(1).

Results of Operations from Our Continuing Operations

Comparison of Operation Results from continuing operations for the Years Ended December 31, 2019, 2018 and 2017

The following table summarizes the results of our continuing operations during the fiscal years ended December 31, 2019, 2018 and 2017, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$29,468	100%	$27,354	93%	$2,114	8%
Revenue- related party customers	84	0%	1,940	7%	(1,856)	(96)%
Total revenue	29,552	100%	29,294	100%	258	1%
Cost of revenues- third party customers	22,136	75%	13,897	47%	8,239	59%
Cost of revenues – related parties	55	0%	1,372	5%	(1,317)	(96)%
Total cost of revenues	22,191	75%	15,269	52%	6,922	45%
Gross profit	7,361	25%	14,025	48%	(6,664)	(48)%
Operating expenses:
Selling expenses	1,308	4%	1,902	6%	(594)	(31)%
General and administrative expenses	3,956	13%	4,976	17%	(1,020)	(20)%
Bad debt expenses	8,331	28%	1,724	6%	6,607	383%
Impairment of fixed assets	1,490	5%	-	-%	1,490	-%
Research and development expense	438	1%	657	2%	(219)	(33)%
Total operating expenses	15,523	53%	9,259	32%	6,264	68%
Income from operations	(8,162)	(28)%	4,766	16%	(12,928)	(271)%
Other income (expenses)
Interest expense, net	(1,254)	(4)%	(1,070)	(4)%	(184)	17%
Interest income	5	0%	7	0%	(2)	(29)%
Impairment of acquisition deposit	(2,172)	(7)%	-	-%	(2,172)	-%
Other income (expense), net	294	1%	(7)	0%	301	(4300)%
Total other expenses	(3,127)	(11)%	(1,070)	(4)%	(2057)	192%
(Loss) Income before income taxes	(11,289)	(38)%	3,696	13%	(14,985)	(405)%
Provision for income taxes	1,007	3%	1,042	4%	(35)	(3)%
Net (loss) income from continuing operations	$(12,296)	(42)%	$2,654	9%	$(14,950)	(563)%
Net (loss) income from discontinued operations	(2,801)	(9)%	1,914	7%	(4,715)	(246)%
Net (loss) income	$(15,097)	(51)%	$4,568	16%	$(19,665)	(430)%

	2018		2017
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$27,354	93%	$25,904	100%	$1,450	6%
Revenues – related parties	1,940	7%	-	-	1,941	0%
Total revenues	29,295	100%	25,904	100%	3,391	13%
Cost of revenues- third party customers	13,897	47%	11,042	43%	2,855	26%
Cost of revenues -related parties	1,372	5%	-	-%	1,373	-%
Total cost of revenues	15,269	52%	11,042	43%	4,227	38%
Gross profit	14,025	48%	14,862	57%	(837)	(6)%
Operating expenses
Selling expenses	1,902	6%	1,721	7%	181	11%
General and administrative expenses	4,976	17%	4,132	16%	844	20%
Bad debt expenses	1,724	6%	880	3%	844	96%
Research and development expense	657	2%	479	2%	178	37%
Total operating expenses	9,259	32%	7,212	28%	2,047	28%
Income from operations	4,766	16%	7,650	30%	(2,884)	(38)%
Other income (expenses)
Interest expense	(1,070)	(4)%	(971)	(4)%	(99)	10%
Interest income	7	0%	4	0%	3	75%
Other expense, net	(7)	0%	150	1%	(157)	(105)%
Total other expenses	(1,070)	(4)%	(817)	(3)%	(253)	31%
Income before income taxes	3,696	13%	6,833	26%	(3,138)	(46)%
Provision for income taxes	1,042	4%	2,132	8%	(1,090)	(51)%
Net income from continuing operations	$2,654	9%	$4,701	18%	$(2,048)	(44)%
Net income from discontinued operations	1,914	7%	1,946	8%	(32)	(2)%
Net income	$4,568	16%	$6,647	26%	$(2,079)	(31)%

Revenues from continuing operations

Our total revenues from continuing operations increased by approximately $0.3 million, or 1%, to approximately $29.6 million for the year ended December 31, 2019 from approximately $29.3 million for the year ended December 31, 2018. Among our total revenue, revenue from third party customers increased by $2.1 million or 8% from approximately $27.4 million in 2018 to approximately $29.5 million in 2019, while revenue from related party customers decreased by $1.9 million or 96% from approximately $1.9 million in 2018 to only $83,972 in 2019. The increase in our total revenue from continuing operations was mainly due to an increase of our machinery and equipment products sales, offset by a decrease of revenue from construction materials and technological consulting services as discussed below.

Our total revenues from continuing operations increased by approximately $3.4 million, or 13%, to approximately $29.3 million for the year ended December 31, 2018 from approximately $25.9 million for the year ended December 31, 2017. Among our total revenue, we had approximately $1.9 million revenue from related party customers in 2018, while in 2017, we had no revenue from related party customers. The increase in our total revenue was driven by increase of our machinery and equipment products sales as discussed in greater details below.

The following table summarizes the results of revenues from our continuing operations by business segments for the fiscal years ended December 31, 2019, 2018 and 2017:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	December 31, 2019		December 31, 2018		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$14,049	48%	$9,178	31%	$4,871	53%
Construction materials	15,324	52%	18,805	64%	(3,481)	(19)%
Municipal construction	179	0%	720	3%	(541)	(75)%
Technological consulting services	-	0%	591	2%	(591)	(100)%
Total	$29,552	100%	$29,294	100%	$258	1%

	December 31, 2018		December 31, 2017		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$9,178	31%	$4,838	19%	$4,340	90%
Construction materials	18,805	64%	19,456	75%	(651)	(3)%
Municipal construction	720	3%	250	1%	(470)	(188)%
Technological consulting services	571	2%	1,360	5%	(769)	(57)%
Total	$29,294	100%	$25,904	100%	$3,390	13%

Machinery and Equipment

Revenue from machinery and equipment sales in our continuing operations increased by approximately $4.9 million, or 53%, from approximately $9.2 million for the year ended December 31, 2018 to approximately $14.0 million for the year ended December 31, 2019. The increase is mainly due to the Company has developed more automated machine models and diversified its product offerings to meet customers’ demand for environment-friendly equipment. The Company’s export sales to Indian market contributed to a significant portion of the revenue increase in machinery and equipment sales during 2019. In addition, the Company has gained more reputation because of the product quality which also contributed to the sales increase.

Revenue from machinery and equipment in our continuing operations increased by $4.4 million, or 90%, from $4.8 million for the year ended December 31, 2017 compared to $9.2 million for the year ended December 31, 2018. We benefited from our successful IPO listing at the end of 2017, as the Company increased its brand awareness, which, brought additional customers in 2018. In addition, because more stringent environmental regulations are being enforced in China, many companies have to eliminate old equipment that is polluting the environment and have to replace it with environmentally friendly construction materials equipment. As a result, our sales increased due to the increased customer demand for our new automated machine models that have more functions and are more environmentally friendly comparing to the traditional models.

Construction materials

Sales of our environmental-friendly construction materials in our continuing operations decreased by $3.5 million or 19% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The decrease was mainly affected by more rigorous environmental protection procedures implemented by government authorities in Hainan Province which raised the quality standard of construction materials to be used in the municipal project construction. As a result, more strict assessment of the construction materials is required during the material selection process for municipal projects. Affected by this new requirement, the demand for our construction materials decreased significantly in 2019.

Sales of our environmental-friendly construction materials in our continuing operations decreased by $0.6 million or 3% for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The slight decrease was mainly due to more stringent environment protection regulations being implemented during the year, which reduced construction projects in some regions, which in turn, reduced the demand for our construction materials.

Municipal construction

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects in our continuing operations decreased by $0.5 million in fiscal 2019 as compared to fiscal 2018 because we completed existing construction projects in the beginning of the fiscal 2019 and we did not obtain the bid for additional new construction projects after that, which resulted in a decrease in our revenue in this segment in 2019.

Revenue from municipal construction projects in our continuing operations increased by $0.5 million in fiscal 2018 as compared to fiscal 2017 due to the completion of a municipal construction project in 2018, which was started in fiscal 2017.

Technological consulting services

We started to provide environmental-protection related consulting services to customers in the second half of 2016. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports review and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. Revenue from our consulting service agreements with our customers normally range from approximately $100,000 to $250,000 per agreement. We did not provide any environmental-protection related consulting services to customers in 2019 and no revenue was reported from this segment in 2019.

Revenue from technology consulting service in our continuing operations decreased by $ 0.8 million, or 58%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017. This decrease resulted from less consulting contacts obtained in 2018.

Cost of revenues for continuing operations

Our total cost of revenues from our continuing operations increased by approximately $6.9 million or 45% to approximately $22.2 million for the year ended December 31, 2019 from approximately $15.3 million for the year ended December 31, 2018. Cost of revenues from third party customers increased by $8.2 million or 59% from approximately $13.9 million in 2018 to approximately $22.1 million in 2019, while cost of revenues from related party customers decreased by $1.3 million or 96% from approximately $1.4 million in 2018 to only $54,598 in 2019. The increase in our total cost of revenue was mainly due to the increase of the costs associated with our construction materials sales, as affected by more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction. In addition, we suspended the manufacturing of our machinery and equipment under Gu’an REIT since October 2019 as a result of the government’s mandatory requirement to move all manufacturing plants out of Beijing areas. This led us to purchase certain machinery and equipment from third party suppliers at higher costs in order to fulfill customer orders during November to December 2019 period. As a percentage of revenues, the cost of revenues increased by 23% to 75% in fiscal 2019 from 52% in fiscal 2018.

Our cost of revenues from our continuing operations increased by approximately $4.2 million or 38% to approximately $15.3 million for the year ended December 31, 2018 from approximately $11.0 million for the year ended December 31, 2017. The increase in cost of goods sold was mainly due to the increase of the costs of our construction materials. As a percentage of revenues, the cost of goods sold increased by approximately 14% to 52% in fiscal 2018 from 38% in fiscal 2017, which was mainly attributable to higher raw material cost for our construction materials in fiscal 2018.

Gross profit from continuing operations

Our gross profit from our continuing operations decreased by approximately $6.7 million, or 48%, to approximately $7.4 million for the year ended December 31, 2019 from approximately $14.0 million for the year ended December 31, 2018. Gross profit margin from our continuing operations was 25% for fiscal 2019, as compared with 48% in fiscal 2018. The decrease in gross profit margin from our continuing operations by 23% was primarily attributable to:

1)	decreased gross profit in machinery and equipment segment due to higher purchase costs incurred when we outsource and purchased certain machinery and equipment from third party suppliers in order to fulfill customer orders when we suspended our manufacturing activities under Gu’an REIT in late 2019. In order to compete in the fierce market and maintain the market share, we have to offer competitive price for our products, which is not correlated with the increased cost of raw materials, therefore, resulting in the reduced gross margin and gross profit.

2)	decreased gross profit in construction material segment due to higher raw material costs and production costs.

Our gross profit from our continuing operations decreased by approximately $0.8 million, or 6%, to approximately $14.0 million for the year ended December 31, 2018 from approximately $14.9 million for the year ended December 31, 2017. Gross profit margin from our continuing operations was 48% for fiscal 2018, as compared with 57% in fiscal 2017. The decrease in gross profit margin from our continuing operations by 9% was primarily attributable to decreased gross profit in construction material segment due to higher raw material costs and production costs.

Our gross profit and gross margin by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$4,629	33%	$6,226	68%	$(1,597)	(26)%
Construction material	2,593	17%	7,206	38%	(4,613)	(64)%
Municipal construction	139	78%	183	25%	(44)	(24)%
Consulting and other services			410	69	(410)	(100)%
Total	$7,361	25%	$14,025	48%	$(6,664)	(48)%

	2018		2017		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$6,226	68%	$4,757	97%	$1,469	(31)%
Construction material	7,206	38%	9,087	47%	(1881)	(21)%
Municipal construction	183	25%	90	36%	93	103%
Technological consulting services	410	69%	927	68%	(518)	(56)%
Total	$14,025	48%	$14,860	57%	$(837)	(6)%

Machinery and Equipment

Gross profit for machinery and equipment products in our continuing operations decreased by approximately $1.6 million to approximately $4.6 million for the year ended December 31, 2019 as compared to $6.2 million for fiscal 2018. Gross profit margins for this segment were 33% and 68%, respectively for fiscal 2019 and 2018. The gross margin decreased mainly because we incurred higher purchase costs to outsource and purchase certain machinery and equipment from third party suppliers in order to fulfill customer orders when we suspended our manufacturing activities under Gu’an REIT in late 2019. In addition, due to in order to compete in the fierce market and gain the market share, we have to maintain competitive price for our products, which is not correlated with the increased cost of raw materials, therefore, resulting in the reduced gross margin and gross profit.

Gross profit for machinery and equipment products in our continuing operations increased by approximately $1.5 million to approximately $6.2 million for the year ended December 31, 2018 as compared to $4.7 million for fiscal 2017. Gross profit margins for this segment were 68% and 97%, respectively for fiscal 2018 and 2017. Machinery and equipment represented the second largest portion of our total sales in fiscal 2018. The gross margin decreased mainly due to higher material cost.

Construction materials

Gross profit for construction materials in our continuing operations was approximately $2.6 million for the year ended December 31, 2019 compared to approximately $7.2 million for the year ended December 31, 2018. The gross profit margin for this segment was approximately 17% for the year ended December 31, 2019 as compared to 38% for the year ended December 31, 2018. The gross margin decrease was mainly due to higher costs of raw materials and higher production costs as affected by more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction.

Gross profit for construction materials in our continuing operations was approximately $7.2 million for the year ended December 31, 2018 compared to approximately $9.1 million for the year ended December 31, 2017. The gross profit margin for this segment was approximately 38% for the year ended December 31, 2018 as compared to 47% for the year ended December 31, 2017. The gross margin decrease was mainly due to higher costs of raw materials and higher production costs due to more environment protection requirements in fiscal 2018.

Municipal construction

Gross profit for the municipal construction project segment from our continuing operations was $0.1 million, $0.2 million and $0.1 million for the years ended December 31, 2019, 2018 and 2017, respectively. In fiscal 2019, the Company completed one project, which was started in fiscal 2018 and completed in the beginning of fiscal 2019.

Technological consulting services

Gross profit for consulting services from our continuing operations was $0 in 2019 because the Company did not have revenue from this segment in 2019.

Gross profit for consulting services from our continuing operations decreased by $0.5 million for the year ended December 31, 2018 as compared to fiscal 2017, which was consistent with the decrease in revenue in fiscal 2018.

Selling expenses from continuing operations

For fiscal 2019, our selling expenses from our continuing operations were $1.3 million, representing a 31% decrease from $1.9 million in fiscal 2018. The decrease was mainly due to lower sales commissions, advertising costs and shipping and handling fees in fiscal 2019. As a result our decreased sales revenue from construction materials, sales commission paid to our sales personnel to promote the sales decreased. The decrease in shipping and handing fees was mainly due to decreased sales. As a percentage of sales, our selling expenses were 4% and 7% for the years ended December 31, 2019 and 2018, respectively.

For fiscal 2018, our selling expenses from our continuing operations were $1.9 million, representing a 11% increase from $1.7 million in fiscal 2017. The increase was mainly due to higher sales commissions and advertising costs in fiscal 2018. As a percentage of sales, our selling expenses were 7% and 7% for the years ended December 31, 2018 and 2017, respectively, which was consistent over the years.

General and administrative expenses from continuing operations .

For fiscal 2019, our general and administrative expenses from our continuing operations were $4.0 million, representing an approximate decrease of $1.0 million compared to approximately $5.0 million in fiscal 2018. The decrease in general and administrative expenses was mainly due to decreased consulting and professional fees. As a percentage of revenues, general and administrative expenses were 13% and 17% of our total revenues for the years ended December 31, 2019 and 2018, respectively.

For fiscal 2018, our general and administrative expenses from our continuing operations were $5.0 million, representing an approximate increase of $0.9 million compared to $4.1 million in fiscal 2017. The increase in general and administrative expenses was mainly due to increased salaries and benefits, as well as increased consulting and professional fees. As a percentage of revenues, general and administrative expenses were 17% and 16% of our total revenues for the years ended December 31, 2018 and 2017, respectively.

Bad debt expenses

For fiscal 2019, our bad debt expenses from our continuing operations were $8.3 million, representing an increase of approximately $6.6 million as compared to $1.7 million in fiscal 2018. We incurred significant bad debt expenses on uncollectible accounts receivable and advance payments due to change in market conditions as affected by the COVID-19 outbreak and spread. Due to the COVID-19 outbreak, some of our customers in China and India experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, or suffered disruptions in their business, which led to our increased bad debt provision in 2019. As a percentage of revenues, bad debt expenses were 28% and 6% of our total revenues for the years ended December 31, 2019 and 2018, respectively.

For fiscal 2018, our bad debt expenses from our continuing operations were $1.7 million, representing an approximate increase of $0.8 million compared to $0.9 million in fiscal 2017. As a percentage of revenues, bad debt expenses were 6% and 3% of our total revenues for the years ended December 31, 2018 and 2017, respectively.

Due to the collection difficulty arising from the COVID-19 outbreak and spread, we reassessed our collectability and adjusted our bad debt policy. For accounts receivable aged from 4 to 6 months, a 10% bade debt reserve has been applied against the the outstanding balance; fpr accounts receivable aged above 7 months, a 100% bad debt reserve has been applied against the outstanding balance as of December 31, 2019. Below is the aging schedule of accounts receivable as of December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Accounts Receivable Age:
Less than 3 months	$5,387,285	$4,374,504
From 4 to 6 months	4,107,880	3,765,657
From 7 to 9 months	4,284,179	3,431,284
From 10 to 12 months	3,397,470	2,467,339
Over 1 year	5,669,030	3,481,316
Bad debt reserve	(11,124,368)	(3,228,732)
Accounts Receivable, net	$11,721,476	$14,291,368
Less: Accounts Receivable, net - related party	(469,474)	(450,473)
Accounts Receivable, net - third parties	$11,252,002	$13,840,895

The Company assessed that the bad debt reserve of $11,124,368 was adequate as of December 31, 2019 based on current market conditions and after our rigorous collection efforts. As of the date of this annual report, the amount of the subsequent collection of the December 31, 2019 outstanding accounts receivable is as follows:

	December 31, 2019	Subsequent collection up to September 30, 2020	% of collection
AR aged less than 3 months	$5,387,284	$1,322,324	11%
AR aged from 4 to 6 months	4,107,880	449,088	4%
AR aged from 7 to 9 months	4,284,179	242,681	2%
AR aged from 10 to 12 months	3,397,470	866,209	8%
AR aged over 1 year	5,669,030	1,483,300	13%
Bad debt reserve	(11,124,368)	-	-
Accounts Receivable, net	$11,721,476	$4,363,602	37%

The increase of accounts receivable aged over 1 year was mainly due to the increase of the accounts receivable balance from sales of machinery and equipment. Due to change in market conditions as affected by the COVID-19 outbreak and spread, the Company’s collection efforts did not result in a favorable outcome as compared to prior years. The Company believes that its current accounts receivable bad debt reserve is adequate based on its ongoing assessment.

Based on the assessment of customers’ credit and ongoing relationships, our payment terms typically range from 90 days to 1 year. Days sales outstanding for the years ended December 31, 2019 and 2018 were 205 and 186 days, respectively.

Research and development expenses.

Our research and development expenses from our continuing operations were approximately $0.4 million, $0.7 million and $0.5 million years ended December 31, 2019, 2018 and 2017, respectively.

Impairment of fixed assets

During the year ended December 31, 2019, given the Company’s net loss position in fiscal 2019, the Company further assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an additional impairment of approximately $1.5 million on its fixed assets from our continuing operations for the year ended December 31, 2019.

Interest expense

Our interest expenses from our continuing operations were approximately $1.3 million, $1.1 million and $1.0 million years ended December 31, 2019, 2018 and 2017, respectively. The slight increased in interest expenses for fiscal 2019 as compared to fiscal 2018b was because of higher weighted average interest rate for 2019.

Impairment of an acquisition deposit

On October 8, 2018, REIT Changjiang entered into a letter of intention (“LOI”) with a third-party target company Ruihan Concrete Technology Co.,Ltd. (“Ruihan”) for the purpose of a potential acquisition or business cooperation in construction material area. REIT Changjiang made an advance payment of $2,181,000 (RMB 15 million) to Ruihan as an acquisition deposit. The tentative effective date of the LOI is until August 30, 2019. The deposit is refundable if no agreement would be reached.

During the year ended December 31, 3019, the negotiation with Ruihan did not result in a favorable outcome and the Company determined not to proceed with any definitive agreement with Ruihan As of December 31, 2019, the Company did not receive the refund from Ruihan after rigorous collection efforts. Due to change in market conditions as affected by the COVID-19 outbreak and spread, Ruihan suffered financial difficulty and the collection of the refund from Ruihan became remote, as the result, a full impairment of approximately $2.2 million has been recorded against the acquisition deposit for the year ended December 31, 2019.

Other income (expense)

We had other income of approximately $0.3 million from our continuing operations in fiscal 2019, mainly due to approximately $0.3 million government subsidy and we recognized certain balances over three years in customer advance as other income. We had other expense of $6,604 in fiscal 2018 and we had other income of approximately $0.1 million in fiscal 2017.

Income (loss) before income taxes

Our loss before income taxes from our continuing operations was approximately $11.3 million for the year ended December 31, 2019, an increase of approximately $15.0 million as compared to income before income taxes of approximately $3.7 million for the year ended December 31, 2018. The increase in our loss before income taxes was primarily attributable to increased costs and expenses as discussed above.

Our income before income taxes from our continuing operations was approximately $3.7 million for the year ended December 31, 2018, a decrease of approximately $3.1 million as compared to approximately $6.8 million for the year ended December 31, 2018. The decrease was primarily attributable to increased selling expenses, general and administrative expense and bad debt expenses as discussed above.

Provision for income taxes for continuing operations

For 2019, 2018 and 2017, Beijing REIT was recognized as a High-Tech Enterprise by the Chinese government and subject to a favorable income tax rate of 15%. Nanjing Dingxuan primarily provides technological services to customers, based on local tax regulation, its taxable income was assessed at 10% of its revenue for both years ended December 31, 2016 and 2015. Nanjing Dingxuan did not receive such favorable income tax rate for the year ended December 31, 2017, 2018 and 2019. The estimated tax savings as a result of the Company’s preferred tax rates for the years ended December 31, 2019, 2018 and 2017 amounted to $0, $86,898 and $266,125, respectively. Per share effect of the tax exemption were $0, $0.004 and $0.01 for the years ended December 31, 2019, 2018 and 2017, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate from our continuing operations:

	For the Years ended December 31,
	2019	2018	2017
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(2.2)%	(2.4)%	(3.9)%
Non-PRC entities not subject to PRC tax (3)	2.1%	10.5%	6.3%
Research & Development (“R&D”) tax credit (1)	0.4%	(1.4)%	(0.4)%
Non-deductible expenses-permanent difference (2)	(0.1)%	0.5%	0.3%
Change in valuation allowance	(34.2)%	(4.0)%	3.9%
Effective tax rate	(9.1)%	28.2%	31.2%

Our provision for income taxes from our continuing operations was approximately $1.0 million for the year ended December 31, 2019, a decrease of approximately $0.1 from approximately $1.1 million for the year ended December 31, 2018. The decrease in income tax provision was a result of decreased taxable income for the year ended December 31, 2019. The effective tax rates were -9.1% and 28.2% for the years ended December 31, 2019 and 2018, respectively. The decrease in effective tax rate is mainly due to the change in valuation allowance.

Our provision for income taxes from our continuing operations was approximately $1.1 million for the year ended December 31, 2018, a decrease of approximately $1.0 from approximately $2.1 million for the year ended December 31, 2017. The decrease in income tax provision was a result of decreased taxable income for the year ended December 31, 2018. The effective tax rates were 28.2% and 31% for the years ended December 31, 2018 and 2017, respectively. The decrease in effective tax rate is mainly due to the change in valuation allowance.

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

As reflected in the Company’s consolidated financial statements, for the year ended December 31, 2019, the Company’s gross profit from our continuing operations decreased by approximately $6.7 million or 47.5%, from approximately $14.0 million in fiscal year 2018 to approximately $7.4 million in fiscal year 2019. As a percentage of revenues, the cost of revenues from our continuing operations increased by approximately 23% to 75% in fiscal 2019 from 52% in fiscal 2018, which was mainly attributable to higher raw material cost for manufacturing and sales of the Company’s construction materials in fiscal 2019, as affected by more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction. In addition, the Company incurred significant impairment loss on its fixed assets and bad debt expenses on uncollectible accounts receivable and advance payments from our continuing operations, due to change in market conditions as affected by the COVID-19 outbreak and spread. As a result, for fiscal 2019, the Company reported a net loss of approximately $15.1 million (including net loss from continuing operations of $12.3 million and net loss from discontinued operations of $2.8 million), as compared to the net income of approximately $4.6 million for fiscal 2018 (consisting of net income from continuing operations of $2.7 million and net income from discontinued operations of $1.9 million).

In addition, our working capital decreased by approximately $8.6 million from approximately $8.8 million as of December 31, 2018 to a working capital of approximately $0.2 million as of December 31, 2019. Also, we had large bank borrowings as of December 31, 2019 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted in fiscal 2020.

Also, in January 2020, we discontinued our machinery and equipment manufacturing business under Gu’an REIT, which may negatively impact our ability to fulfill customer orders if outsourcing of such manufacturing activities to third party suppliers cannot meet the expectation or higher purchase costs may shrink our profitability in this business sector going forward.

Furthermore, the outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, we temporarily closed our facilities and operations to until late March 2020. During this temporary business closure period, there was limited support from our employees, delayed access to raw material supplies, reduced customer sales orders, and our inability to promote the sales to customers on a timely basis. Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that our revenue and operating cash flows may be significantly lower than expected for fiscal year 2020. The above-mentioned facts raised substantial doubt about our ability to continue as a going concern for the next 12 months from the date of this filing.

As of December 31, 2019, we had cash of approximately $0.9 million. In addition, we had outstanding accounts receivable of approximately $11.7 million (including accounts receivable from third party customers of $11.3 million and accounts receivable from related party customers of approximately $0.5 million), of which approximately $4.4 million or 37% has been subsequently collected back during January to September 2020 (including collection of $3.9 million from third party customers and collection of $0.5 million from related party customers), and become available for use as working capital.

As of December 31, 2019, we had outstanding bank loans of totalling approximately $17.1 million from a PRC bank (including short-term loans of approximately $8.3 million, current portion of long-term loans of approximately $1.4 million and long-term loans of approximately $7.3 million). Subsequent to the year end, we repaid total of approximately $7.3 million bank loans, extended the loan repayment terms of approximately $0.5 million bank loans, and also borrowed additional approximately $5.0 million new bank loans. Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and our Company’s good credit history.

Currently, we are working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, we may also seek equity financing from outside investors. At the present time, however, we do not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about our ability to continue as a going concern for the next 12 months from the date of this filing.

Years ended December 31, 2019, 2018 and 2017

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
Net cash provided by (used in) operating activities	$87	$(904)	$2,535
Net cash used in investing activities	(74)	(11,545)	(7,374)
Net cash (used in) provided by financing activities	(547)	3,456	13,999
Effect of exchange rate changes on cash and cash equivalents	(43)	(307)	(122)
Net (decrease) increase in cash and cash equivalents	(577)	(9,300)	9,038
Cash and restricted cash, beginning of year	1,563	10,863	1,825
Cash and restricted cash, end of year	$986	$1,563	$10,863
Less: cash and cash equivalents, restricted cash of discounted operations at end of period	4	19	30
Cash and cash equivalents, restricted cash of continuing operations, at end of period	982	1,544	10,833

Operating Activities

Net cash provided by operating activities was approximately $0.09 million for the year ended December 31, 2019, compared to cash used in operating activities of approximately $0.9 million for year ended December 31, 2018. The increase in net cash provided by operating activities was primarily attributable to the following factors:

●	Advances from customers increased by approximately $0.1 million for fiscal 2019 as compared with a decrease of approximately $3.0 million for fiscal 2018.

●	Accounts payable increased by approximately $1.1 million for fiscal 2019 due to slow payment to the vendors.

●	Tax payable increased by approximately $0.7 million for fiscal 2019 as compared with a decrease of approximately $0.8 million for fiscal 2018.

And offset by the following factors:

●	Net loss increased by approximately $19.5 million for the year ended December 31, 2019 as compared to net income of $4.6 million in fiscal 2018, in which net loss from continue operations increased by approximately $14.8 million for fiscal 2019 as compared to fiscal 2018.

●	Accounts receivable increased by approximately $5.6 million for the year ended December 31, 2019 as compared to a decrease of approximately $1.8 million for fiscal 2018.

●	Impairment of fixed assets increased by approximately $1.5 million in 2019 as compared to $0 in 2018. Given our net loss position in fiscal 2019, we assessed that the expected future cash flows may not cover the carrying value of our fixed asset equipment and machinery. As a result, we recorded an impairment of approximately $1.5 million on our fixed assets for the year ended December 31, 2019.

●	Bad debt allowances increased by approximately $6.6 million in 2019 as compared to 2018. Due to the COVID-19 outbreak, some of our customers in China and India experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, or suffered disruptions in their business, which led to our increased bad debt provision in 2019.

●	Impairment of an acquisition deposit increased by $2.2 million when comparing 2019 to 2018. On October 8, 2018, we entered into a letter of intention (“LOI”) with a third-party target company Ruihan Concrete Technology Co.,Ltd. (“Ruihan”) for the purpose of a potential acquisition or business cooperation in construction material area. We made an advance payment of $2,181,000 (RMB 15 million) to Ruihan as an acquisition deposit. During the year ended December 31, 3019, the negotiation with Ruihan did not result in a favorable outcome and we determined not to proceed with any definitive agreement with Ruihan As of December 31, 2019, we did not receive the refund from Ruihan after rigorous collection efforts. Due to change in market conditions as affected by the COVID-19 outbreak and spread, Ruihan suffered financial difficulty and the collection of the refund from Ruihan became remote, as the result, a full impairment of approximately $2.2 million has been recorded against the acquisition deposit for the year ended December 31, 2019.

Net cash used in operating activities was approximately $0.9 million for the year ended December 31, 2018, compared to cash provided by operating activities of approximately $2.5 million for year ended December 31, 2017. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	Net income decreased by approximately $2.1 million for the year ended December 31, 2018 as compared to net income of fiscal 2017, in which net income from continue operations decreased by approximately $2.0 million for fiscal 2018 as compared to net income of fiscal 2017.

●	Advances to suppliers increased by approximately $1.3 million for fiscal 2018 as compared with a decrease of approximately $0.06 million in fiscal 2017 due to that we made more prepayments for the raw materials used for equipment and construction material productions.

●	Advances from customers decreased by approximately $3.0 million for fiscal 2018 as compared with a decrease of approximately $1.4 million for fiscal 2017.

●	Tax payable decreased by approximately $0.8 million for fiscal 2018 as compared with an increase of approximately $0.8 million for fiscal 2017.

●	Accrued expenses and other liabilities decreased by approximately $2.5 million for fiscal 2018 as compared with a decrease of approximately $0.2 million for fiscal 2017.

And offset by the following factors:

●	Accounts receivable decreased by approximately $1.8 million for the year ended December 31, 2018 as compared to an increase of approximately $3.1 million for fiscal 2017.

●	Provision for doubtful accounts increased by approximately $0.8 million for the year ended December 31, 2018 as compared to fiscal 2017.

Investing Activities

Net cash used in investing activities was approximately $0.07 million for the year ended December 31, 2019. During the year ended December 31, 2019 the Company paid $1.1 million on the construction in progress (“CIP”) projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi. We also prepaid approximately $0.3 million for the construction of facilities for our newly established REIT Yancheng. Meantime, we received advance payment of $1.4 million from the buyer associated with the discontinued operation of Gu’an REIT.

Net cash used in investing activities was approximately $11.5 million for the year ended December 31, 2018. During the year ended December 31, 2018, the Company paid $5.4 million on the construction in progress (“CIP”) projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi. We prepaid approximately $3.8 million for the construction of facilities for our newly established REIT Yancheng. We also made an investment intention deposit of approximately $2.3 million for a potential acquisition. As of the report date, the acquisition is still under negotiation.

Net cash used in investing activities was approximately $7.4 million for the year ended December 31, 2017. During the year ended December 31, 2017, the Company paid $4.7 million on the CIP projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi, and made the payment to acquire non-controlling interests of Changjiang REIT of $2.7 million.

Financing Activities

Net cash used in financing activities was approximately $0.5 million for the year ended December 31, 2019, including proceeds from bank loans of $9.7 million, offset by the repayment of bank loans of $9.9 million and net repayment to related parties of $0.1 million.

Net cash provided by financing activities was approximately $3.5 million for the year ended December 31, 2018, including proceeds from bank loans of $19.5 million, and net proceed from related parties of $0.2 million, partly offset by the repayment of bank loans of $16.2 million.

Net cash provided by financing activities was approximately $14 million for the year ended December 31, 2017, including proceeds from bank loans of $9.8 million, repayment of bank loans of $12.0 million, repayment of bank notes of $0.7 million, gross proceeds from IPO of $16.1 million, with payment of direct costs of $1.8 million, proceeds from private placement of $3.6 million, and net payment to related party of $0.9 million.

As of December 31, 2019, the details of all our bank loans were as follows:

Short-term loans consisted of the following:

		December 31, 2019	December 31, 2018
China Merchants Bank (“CMB”)	(1)	$3,590,000	$4,362,000
Beijing Bank (“BJB”)	(2)	2,872,000	2,908,000
Bank of Communications (“BOC”)	(3)	718,000	1,454,000
Haikong Holdings Microfinance Co., Ltd.(“HHMC”)	(4)	172,320	218,100
Changjiang Li Autonomous County Rural Credit Cooperative Association (“CCCA”)	(5)	287,200	-
Hunyuan Rural Credit Cooperative Association	(6)	718,000	-
Deferred financing costs	(7)	(48,422)	(83,643)
Total		$8,309,098	$8,858,457

(1)	In May 2018, Beijing REIT entered into a line of credit agreement with CMB. The agreement allows Beijing REIT to borrow a maximum of $4.4 million (RMB 30 million) loans out of this line of credit as working capital between May 3, 2018 and May 2, 2020. During 2018 and 2019, Beijing REIT entered into multiple loan agreements with CMB and the $4.4 million line of credit has been fully used. These loans have term varies from 8 to 12 months and bear fixed interest rates ranging from 5.655% to 10.530% per annum. All these loans are guaranteed by a third-party guaranty company and the Chairman and Chief Executive Officer of the Company. Gu’an REIT also pledged its property with a carrying value of approximately $1.0 million (RMB 7.2 million) and land use rights with a carrying value of approximately $0.4 million (RMB 3.1million) as collaterals to further secure these loans. As of December 31, 2019, the outstanding balance of the loans was $3,590,000 (RMB 25 million). In April 2020, the loans were repaid in full and the pledged properties were released.

(2)	In February 2018, Beijing REIT entered into a line of credit agreement with BJB. The agreement allows Beijing REIT to borrow a maximum $2.9 million (RMB 20 million) loans out of this line of credit as working capital. Pursuit to the agreement, BEIT entered into three loan agreements in February, March and April, 2018 with BJB to borrow the full amount. These loans have a term of 12 months and bear fixed interest rates ranging from 5.22% to 5.4475% per annum. All these loans are guaranteed by a third-party guaranty company and the CEO and principal shareholders of the Company. These loans were fully repaid upon maturity.

In fiscal 2019, pursuit to the agreement, Bejing REIT entered into four loan agreements in January, February, April and May, 2019 with BJB to borrow approximately $2.9 million (RMB 20 million) as working capital. These loans have a term of 12 months and bear fixed interest rate of 5.4400% per annum. All these loans are guaranteed by Beijing Zhongguancun Sci-tech Financing Guaranty Co., a third-party guaranty company. These loans were fully repaid upon maturity in January 2020.

(3)	In September 2018, Beijing REIT entered into a bank loan agreement with BOC to borrow approximately $1.5 million (RMB 10 million) as working capital for one year. The loan bears a fixed interest rate of 5.0025% per annum. The loan is also guaranteed by the principal shareholders of the Company and Beijing Zhongguancun Sci-tech Financing Guaranty Co., a third-party guaranty company. The loan was fully repaid upon maturity in 2019.

In June and July 2019, Beijing REIT entered into two bank loan agreements with BOC to borrow approximately $1.5 million (RMB 10 million) as working capital for six and seven months. The loans bear a fixed interest rate of 5.0025% per annum. These loans are also guaranteed by the principal shareholders of the Company and Beijing Zhongguancun Sci-tech Financing Guaranty Co., a third-party guaranty company. The Company repaid approximately $0.7 million (RMB 5 million) before December 31, 2019 and the outstanding loan balance as of December 31, 2019 was $718,000 (RMB 5 million), which was repaid in full upon maturity in 2020.

(4)	In December 2018, REIT Changjiang entered into a loan agreement with HHMC to borrow approximately $0.22 million (RMB 1.5 million) as working capital for one year. The loan bears a fixed interest rate of 19.2% per annum. REIT Changjiang pledged its property with a carrying value of approximately $0.2 million (RMB 1.4 million) as collateral. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.04 million (RMB 0.3 million) in December 2019. For the remaining balance of $0.17 million (RMB 1.2 million), the Company entered into a loan extension agreement with HHMC to extend the repayment date to November 11, 2020 with a fixed interest rate of 16‰ per month before May 11, 2020, and a fixed interest rate of 2% per month from May 11,2020 to the actual repayment date.

(5)	In December 2019, REIT Construction entered into a bank loan agreement with CCCA to borrow approximately $0.3 million (RMB 2 million) as working capital for six months. The loan bears a fixed interest rate of 8.5% per annum and is guaranteed by REIT Changjiang. Immediately before the loan maturity date, the Company entered into a loan extension agreement with CCCA to extend the loan repayment date to March 31, 2021.

(6)	In December 2019, REIT Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.7 million (RMB 5 million) as working capital for one year. The loan bears a fixed interest rate of 8.04% per annum. The loan is guaranteed by Beijing REIT.

(7)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from BJB, Beijing REIT incurred valuation and assessment fees. The fee was recorded as deferred financing cost and is amortized over the term of the associated loan.

Long-term loans consisted of the following:

		December 31, 2019	December 31, 2018
Long-term loans
Changjiang Li Autonomous County Rural Credit Cooperative Association (“CCCA”)	(1)	$8,041,600	$8,578,600
Dongfang Credit Cooperative Association	(2)	718,000	-
Subtotal		8,759,600	8,578,600
Less: current portion of long-term loans		(1,436,100)	(436,200)
Total		$7,323,600	$8,142,400

(1)

In June 2018, REIT Changjiang entered into a loan agreement with CCCA to borrow approximately $8.7 million (RMB $60 million) for the purpose of expansion of its production facilities. The loan has a term of six years from June 19, 2018 to June 19, 2024 with a fixed interest rate of 7% per annum.

REIT Changjiang pledged its land use right of 306,000 square meters and construction in progress on this land, as well as certain production lines as collaterals to secure this loan. RETO and Beijing REIT also pledged their shares in REIT Changjiang of 15.683% and 84.317%, respectively, as collateral to further secure the loan. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.1 million (RMB 1.0 million) in fiscal 2018 and $0.4 million (RMB 3.0 million) in fiscal 2019. As of December 31, 2019, the outstanding balance of this loan was $8,041,600 (RMB 5.6 million). Subsequent to the year end, on May 11, 2020, REIT Changjiang obtained approval from CCCA and amended the loan repayment schedule and the repayment of $287,000 (RMB 2.0 million) which was originally scheduled on June 19, 2020 has been extended to December 19, 2021.

(2)	In March 2019, REIT Construction entered into a bank loan agreement with Dongfang Credit Cooperative Association to borrow approximately $0.7 million (RMB 5 million) as working capital for two years. The loan bears a fixed interest rate of 9.72% per annum. REIT Construction is required to repay RMB 2 million on March 26, 2020 and RMB 3 million on March 26, 2021. The loan is guaranteed by the CEO and his wife. The Company had repaid $143,600 (RMB 1 million) before September 24, 2020. On September 24, 2020, REIT Construction obtained approval from Dongfang Credit Cooperative Association and amended the repayment schedule to defer the repayment terms of the other $143,600 (RMB 1 million) from March 26, 2020 to January 2021.

Subsequent to the year end, the Company repaid approximately $3.6 million (RMB 25 million) loans to CMB, $2.9 million (RMB 20 million) loans to BJB, $0.7 million (RMB 5 million) loans to BOC. The Company also repaid $0.1 million (RMB 1 million) to Dongfang Credit Cooperative Association per the loan repayment schedule. The Company also extended approximately $0.2 million (RMB 1.2 million) loan from HHMC, $0.3 million (RMB 2 million) loan from CCCA (see Note 14), and extended repayment dates for its long-term bank loans (see Note 15).

In addition, On April 8, 2020, Beijing REIT borrowed $0.7 million (RMB 5 million) out of the line of credit agreement with CMB as working capital with annual interest rate of 6.70%. The Company fully repaid this loan in April 2020.

In January 2020, Beijing REIT entered into a loan agreement with BJB to borrow approximately $2.9 million (RMB 20 million). The loan has a term of 12 months and bears a fixed interest rate of 5.43% per annum. The loan is guaranteed by Beijing Zhongguancun Sci-tech Financing Guaranty Co., a third-party guaranty company. The Company has repaid $0.7 million (RMB 5 million) on October 9, 2020 and the remaining balance will be repaid upon maturity.

In January and March 2020, Beijing REIT entered into two loan agreements with Nanjing Bank to borrow approximately $1.4 million (RMB 10 million). The loans have a term of 12 months and bear a fixed interest rate of 5.22% per annum. The loans are guaranteed by a third-party guaranty company and the CEO and principal shareholders of the Company.

In March 2020, REIT Xinyi entered into a line of credit with Jiangsu Bank, Xinyi Brach, to allow the Company to borrow an aggregate of approximately $0.7 million (RMB 5 million) out of this line of credit as working capital for one year. These loans bear a fixed interest rate of 4.55% per annum. The loans are guaranteed by two officers of REIT Xinyi, Huizhen Hou and Dapeng Zhou. REIT Xinyi pledged its land use rights with a carrying value of approximately $1.7 million (RMB 12 million) as collateral. REIT Xinyi has received the full amount under this line of credit in March 2020.

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

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2019, 2018 and 2017.

(All amounts in thousands of U.S. dollars)	December 31, 2019	December 31, 2018	December 31, 2017
Statutory Reserves	$2,633	$2,633	$1,989
Total Restricted Net Assets	$2,633	$2,633	$1,989
Consolidated Net Assets	$37,955	$53,181	$51,629
Restricted Net Assets as Percentage of Consolidated Net Assets	6.9%	5.0%	3.9%

Total restricted net assets accounted for approximately 6.9%, 5.0% and 3.9% of our consolidated net assets as of December 31, 2019, 2018 and 2017, respectively. As our subsidiaries in China usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $1.5 million, $9.3 million, and $4.6 million for the years ended December 31, 2019, 2018 and 2017, respectively for purchases of equipment and conducting our CIP projects construction in connection with our business activities.

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

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the recent COVID-19 outbreak and spread, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of December 31, 2019. As a result, allowance for uncollectible balances amounted to $11,124,368 and $3,228,732 as of December 31, 2019 and 2018, respectively.

Long-term investment in Equity Investees

On May 17, 2019, the Company’s subsidiary Beijing REIT Eco-Engineering Technology Co., Ltd. (“REIT Eco Engineering”) entered into a joint-venture agreement with three third-party business partners, Baotou Jiayu Tianfu Trading Co., Ltd. (“Jiayu”), Baotou Tianwei Technology Environmental Protection Commerce Co., Ltd. “(Tianwei”) and Baotou Huiminkang Electricity Co., Ltd. (“Huiminkang”), pursuant to which a joint venture company Inner Mongolia REIT Zhengbei Environment Technology Co. Ltd. (“REIT Zhengbei”) was incorporated to jointly manufacture and sell eco-friendly construction materials in the PRC. Total register capital of REIT Zhengbei is approximately $1.4 million (RMB 10 million), and REIT Eco Engineering needs to contribute RMB 4 million ($0.56 million) in exchange for 40% of the ownership interest in REIT Zhengbei, with the remaining 60% ownership interest owned by the remaining three business partners. As of December 31, 2019, REIT Eco Engineering had made capital contribution of $28,720 (RMB 0.2 million), which was recorded as long-term investment in equity investee on the consolidated balance sheets.

On November 11, 2019, Yunnan Litu Ruima Biotechnology Co., Ltd (“Litu Ruima”) was jointly established by REIT Eco Engineering and Yunnan Litu. REIT Eco Engineering owns 55% of the ownership interest in Litu Ruima, with the remaining 45% equity interest owned by Yunnan Litu. Since the Company’s ownership interest in Yunnan Litu is 55%, this makes the Company holding an aggregate of 79.75% equity interest in Litu Ruima, directly and indirectly. On December 25, 2019, REIT Eco Engineering signed a share transfer agreement with a third party, Shanghai Yincheng Culture Media Co., Ltd. (“Yincheng”), to transfer its 51% equity interest in Litu Ruima to Yincheng for a nominal price. Litu Ruima did not have any active operation since inception, so no gain or loss was recorded in connection with this share transfer transaction. As a result, the Company’s equity ownership interest in Litu Ruima decreased from 79.75% to 28.75% as of December 31, 2019.

The Company accounted for the above-mentioned investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over these equity investees. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of the Company’s equity investment as of December 31, 2019 based on the inactive business operation of REIT Zhengbei and Litu Ruima since its inception.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since January 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $0.7 million as of January 1, 2019. The standard did not materially impact our consolidated net earnings and cash flows.

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

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2019 and 2018.

The Company usually agrees with customers on the contracts to holdback approximately 5% to 20% of total contract price as security deposits which are payable by customer within 12 months after the goods are shipped and titles have passed. The Company determines that the timing of collection of security deposit has no impact on revenue recognition, as all above criteria on revenue recognition had been met at the point at delivery and the Company does not retain any substantial performance obligations. The security retention included in the account receivable as of December 31, 2019 and 2018 was $0 and $0, respectively.

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

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2019 and 2018, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred

Disaggregation of Revenues

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements and does not expect the adoption of this guidance will have significant impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The adoption of the standard will not have a significant impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

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

The Company’s subsidiaries lease office spaces under operating leases. Operating lease expense amounted to $256,693, $233,921 and $89,785 for the years ended December 31, 2019, 2018 and 2017.

The following table presents the company’s material contractual obligations as of December 31, 2019:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$478,915	$177,903	$301,012	$-	$-
Repayment of bank loans	17,068,698	9,745,098	4,308,000	3,015,600	-
Total	$17,547,613	$9,923,001	$4,609,012	$3,015,600	$-

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed

Hengfang Li (1) (2)	58	Chief Executive Officer and Chairman of the Board	April 19, 2016 (8)

Guangfeng Dai (1) (2)	59	Chief Operating Officer and Director	November 7 2016

Zhizhong Hu (1) (2)	58	Chief Technology Officer and Director	November 7, 2016

Degang Hou	58	Chief Internal Control Officer	Not Applicable

Xingchun Wang (1)	50	Chief Financial Officer	Not Applicable

Shuhua Ma (1) (3) (5) (6) (7)	50	Director	November 20, 2019

Zhi Li (1) (3) (5) (6) (7)	58	Director	November 7, 2016

Sophia Liu (1) (4) (5)	42	Director	November 7, 2016

Austin Huang (1) (4) (6) (7)	63	Director	November 7, 2016

(1)	The individual’s business address is c/o Beijing REIT Technology Development Co., Ltd., Building X-702, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director whose term expires at the 2022 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2021 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2020 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

(8)	Mr. Li’s appointment was affirmed by the shareholders on November 7, 2016.

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

Guangfeng Dai.  Mr. Dai became the President of ReTo Eco-Solutions in 2020. Previously Mr. Dai served as the Chief Operating Officer and of ReTo Eco-Solutions, and has served as a Director since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his Master degree in Automobile Engineering from Beijing Institute of Technology. Mr. Dai was nominated as a director because of his operations and management experience and of his knowledge of our Company as a long-term executive of Beijing REIT.

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

Degang Hou.  Mr. Hou has served as the Chief Internal Control Office of ReTo Eco-Solutions since 2020. From 1983 through 1999 he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020 he was the deputy general manager for ReTo Eco-Solutions.  He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

Xingchun Wang.  Mr. Wang has served as the Chief Financial Officer of ReTo Eco-Solutions since November 2019. Additionally, Mr. Wang served as an independent director of ReTo Eco-Solutions from November 2016 to November 2019. Since November 2015, Mr. Wang has been the general manager of the investment development department of Chengzhi Shareholding Co., Ltd, a Shenzhen Stock Exchange listed company (stock code: 000990). Between May 2014 and October 2015, Mr. Wang served as the deputy general manager and secretary to the board of Beijing Huaxiang Lianxin Technology Co., Ltd. Between June 2010 and April 2014, Mr. Wang worked as Chief Financial Officer, director and secretary to the board of Beijing Dongbiao Electric Shareholding Co., Ltd. Between May 2009 and June 2010, Mr. Wang worked as the deputy general manager of Beijing Qinchuan Dadi Investment Co., Ltd. Mr. Wang is a member of China Certified Public Accountants and a member of China Certified Tax Accountant. Mr. Wang holds a Bachelor’s Degree in Accounting from Shanxi Finance and Economic College, and a Master’s Degree in Economics from Northwest University of Politics and Law. Mr. Wang was nominated as a director because of his knowledge in accounting, investments and management.

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

Sophia Liu.  Ms. Liu has served as an independent director of ReTo Eco-Solutions since November 2016. Since 2016 Ms. Liu has been the Chief Financial Officer of SM Financial. From January 2012 to January 2016, Ms. Liu was the assistant vice president of corporate finance of Alexandria Real Estate Equities Inc. (NYSE: ARE). Between April 2010 and January 2012, Ms. Liu served as assistant vice president of internal audit of East West Bank (NYSE: EWBC). Between December 2004 and April 2010, Ms. Liu worked as manager for the assurance advisory business services of Ernst & Young, LLP. Ms. Liu is a member of American Institute of Certified Public Accountants (AICPA). Ms. Liu received her Master’s Degree in Accounting from University of Southern California. Ms. Liu was nominated as a director because of her experience in accounting and auditing.

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

Shuhua Ma.  Dr. Ma has served as an independent director of ReTo Eco-Solutions since 2020. Dr. Ma is currently a Professor, Institute of Process Engineering at the China Academy of Sciences (the “Academy”), where she oversees 6 Ph.D. students, 25 Master’s students and 1 Post-Doctorate student. From 2011 to 2016 she was an Associate Professor at the Academy and from 2009-2010 an Assistant Professor at the Academy. In addition, from 1992-2001 she was a Design Engineer at the Institute of Design and Research, Hebei Province, Shijiazhuang Fertilizer Plant. She obtained her Bachelor of Science in chemical engineering from Hebei University of Sciences and Technology in 1992, and obtained her Master’s of Science in chemical engineering from Beijing University of Chemical Technology in 2004. In addition, she received her Ph.D. in 2007 from the Academy. Dr. Ma has published 59 papers, including 25 in the Science Citation Index (SCI). She has applied for 38 patents, 21 of which were approved. Among other associations, she is an expert in the Academic Committee of Coal Ash ASIA, a member of the Coal Gangue and Geopolymer Committees of the Solid Waste Utilization Division of the Chinese Ceramic Society and Expert in the Academic Committee of China Tailing Network. Dr. Ma was nominated as a director due to her vast knowledge in engineering and the reuse of industrial solid waste.

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

In 2019, we expensed an aggregate of approximately $472,952 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services on the Board of Directors. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive stock grants pursuant to the 2018 Share Incentive Plan. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year.

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors shall face re-election at our 2020 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2021 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2022 annual general meeting of shareholders and every three years thereafter.

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

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Shuhua Ma, Zhi Li, Sophia Liu and Austin Huang are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and President to serve on the Board as they play key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Shuhua Ma and Zhi Li serve on all three committees, Austin Huang serves on the nominating and compensation committee, Sophia Liu serves on the audit committee. At this time, Shuhua Ma chairs the nominating committee; Sophia Liu chairs the audit committee; and Austin Huang chairs the compensation committee. Sophia Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

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

Our Employees

As of October, 2020, we employed 139 people on a full-time basis. We have 11 employees in management, 14 employees in sales and marketing, 9 employees in research and development, 48 employees in manufacturing and installation and 35 employees in administration. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2019, we contributed approximately $470,267 to the employee benefit plans and social insurance. In 2018, we contributed approximately $448,821 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Hengfang Li

The Company entered into an employment agreement with Mr. Li on January 22, 2020, providing for Mr. Li to serve as the Company’s Chairman and CEO (the “Li Employment Agreement”). Pursuant to the terms of the Li Employment Agreement, Mr. Li is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 800,000 (approximately $117,000). The Li Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Li is entitled to receive an aggregate of 450,000 common shares of the Company in accordance with the terms of its 2018 Share Inventive Share Plan (the “2018 Plan”). The 450,000 common shares will be issued as follows: (1) in the event Mr. Li is still employed by the Company, on February 15, 2020, the Company will issue 225,000 common shares to Mr. Li; and (2) the remaining 225,000 common shares will be issued on January 15, 2021, in the event Mr. Li is still an employee of the Company on that date.

Additionally, the Li Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment.

Employment Agreement of Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on January 22, 2020 providing for Mr. Dai to serve as the Company’s President (the “Dai Employment Agreement”). Pursuant to the terms of the Dai Employment Agreement, Mr. Dai is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 750,000 (approximately $109,000). The Dai Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Dai is entitled to receive an aggregate of 300,000 common shares of the Company in accordance with the terms of its 2018 Plan. The 300,000 common shares will be issued as follows: (1) in the event Mr. Dai is still employed by the Company, on February 15, 2020 the Company will issue 150,000 common shares to Mr. Dai; and (2) the remaining 150,000 common shares will be issued on January 15, 2021, in the event Mr. Dai is still an employee of the Company on that date.

Additionally, the Dai Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Dai is required to keep trade secrets confidential during the course of his employment.

Employment Agreement of Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on January 22, 2020, providing for Mr. Hu to serve as the Company’s Chief Technology Officer (the “Hu Employment Agreement”). Pursuant to the terms of the Hu Employment Agreement, Mr. Hu is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 700,000 (approximately $102,000). The Hu Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Hu is entitled to receive an aggregate of 250,000 common shares of the Company in accordance with the terms of its 2018 Plan. The 250,000 common shares will be issued as follows: (1) in the event Mr. Hu is still employed by the Company, on February 15, 2020, the Company will issue 125,000 common shares to Mr. Hu; and (2) the remaining 125,000 common shares will be issued on January 15, 2021, in the event Mr. Hu is still an employee of the Company on that date.

Additionally, the Hu Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hu is required to keep trade secrets confidential during the course of his employment.

Employment Agreement of Degang Hou

The Company entered into an employment agreement with Mr. Hou on January 22, 2020 providing for Mr. Hou to serve as the Company’s Chief Internal Control Officer (the “Hou Employment Agreement”). Pursuant to the terms of the Hou Employment Agreement, Mr. Hou is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 700,000 (approximately $102,000). The Hou Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Hou is entitled to receive an aggregate of 250,000 common shares of the Company in accordance with the terms of its 2018 Plan. The 250,000 common shares will be issued as follows: (1) in the event Mr. Hou is still employed by the Company, on February 15, 2020, the Company will issue 125,000 common shares to Mr. Hou; and (2) the remaining 125,000 common shares will be issued on January 15, 2021, in the event Mr. Hou is still an employee of the Company on that date.

Additionally, the Hou Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hou is required to keep trade secrets confidential during the course of his employment.

Employment Agreement with Xingchun Wang

The Company entered into an employment agreement with Mr. Wang on November 20, 2019 providing for Mr. Wang to serve as the Company’s CFO (the “Wang Employment Agreement”). Pursuant to the terms of the Wang Employment Agreement, Mr. Wang is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 240,000 (approximately $36,000). The Employment Agreement is for an initial term of three years and is subject to renewal.

Additionally, the Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment.

E.	Share Ownership.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of October 29, 2020, for:

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

Applicable percentage ownership prior is based on 24,135,000 common shares outstanding as of the date of this annual report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers
Hengfang Li(1)	3,995,250	16.6%
Guangfeng Dai(2)	930,632	3.9%
Zhizhong Hu(3)	905,632	3.8%
Degang Hou	125,000	*
Xingchun Wang	20,000	*
Zhi Li	20,000	*
Sophia Liu	20,000	*
Austin Huang	20,000	*
Shuhua Ma	0	0
All directors and executive officers as a group	6,036,514	25%

*	Less than 1%.

(1)	Chairman and Chief Executive Officer. Includes: (i) 225,000 shares held personally (ii) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 2,198,986 common shares held by 5 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Li owns 40% of the company.

(2)	Includes: (i) 150,000 shares owened personally; and (ii) 20% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the company.

(3)	Includes: (i) 125,000 shares owned personally; and (ii) 20% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Hu owns 20% of the company.

2018 Share Incentive Plan

On November 6, 2018, the Company’s shareholders approved the 2018 Plan. The 2018 Plan allows for issuance of up to 2,000,000 shares of the Company’s Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.

As of the current date, there are 1,025,000 shares available for issuance under the 2018 Incentive Plan

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of October 29, 2020, for:

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

Applicable percentage ownership is based on 24,135,000 common shares outstanding as of the date of this annual report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Rd., Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Other 5% or greater beneficial owners
REIT International Development (Group) Co., Limited (1)	3,903,161	16.2%
Good Venture Industrial Limited (2)	1,750,000	7.3%
Hao Guan	1,650,000	6.8%
Other 5% or greater beneficial owners as a group	7,303,161	30.3%

(1)	Represents 3,903,161 shares directly held by REIT International Development (Group) Co, a Hong Kong limited liability company whose shareholders include Mr. Hengfang Li (40%), Guangfeng Dai (20%), and Zhizhong Hu (20%). Mr. Li, Dai, and Hu hold 40%, 20%, and 20%, respectively, voting and investment power over the shares held. These are the same shares reflected as owned by Messrs. Li, Dai and Hu in the director and officer shareholder table above.
(2)	Represents 1,750,000 shares directly held by Good Venture Industrial Limited, a Hong Kong limited liability company controlled by Feng Wu.

B.	Related Party Transactions.

The Company records transactions with various related parties. These related party balances as of December 31, 2019 and 2018.

The Company records transactions with various related parties. These related party balances as of December 31, 2019 and 2018 and transactions for the years ended December 31, 2019 and 2018 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	CEO and Chairman of the Board of Directors
Ms. Hong Ma	Wife of the CEO
Reto International Trading Co. Ltd	The owner of the entity holds more than 5% of the Company’s outstanding common stock
Q Green Techcon Private Limited	Owned by the minority Shareholder of REIT India
Shexian Ruibo Environmental Science and Technology Co., Ltd.	The owner of the entity holds more than 5% of the Company’s outstanding common stock
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by the CEO’s wife
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	An entity controlled by the CEO’s wife
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by the CEO

(2)	Due to related parties

As of December 31, 2019 and 2018, the balance of due to related parties were as follows:

	December 31, 2019	December 31, 2018
Mr. Hengfang Li	$405,222	599,890

Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related party consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable – related party
- Reto International Trading Co. Ltd	$469,474	$450,473
Total accounts receivable from related party	$469,474	$450,473

The Company fully collected the December 31, 2019 accounts receivable from related parties as of the date of this report.

(4)	Advance to supplier, related party

Advance to suppliers, related party, consisted of the following:

	December 31, 2019	December 31, 2018
Advance to supplier – related party
- Shexian Ruibo Environmental Science and Technology Co., Ltd.	$-	$151,678
Total	$-	$151,678

(5)	Accounts payable to related party

Accounts payables to related parties consisted of the following:

	December 31, 2019	December 31, 2018
Accounts payable – related parties
- Q Green Techcon Private Limited	$1,361,253	$557,584
- Shexian Ruibo Environmental Science and Technology Co., Ltd.	123,796	-
Total	$1,485,049	$557,584

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the years ended December 31,
	2019	2018	2017
Sales to related parties
Zhongrong Honghe Eco Construction Materials Co., Ltd	$-	$56,767	$-
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	-	233,559	-
Hunyuan Baiyang Food Co., Ltd.	83,972	-	-
Reto International Trading Co. Ltd.	-	1,139,440	-
Total	$83,972	$1,940,811	$-

Cost of revenue associated with the sales to these related parties amounted to $54,598, $1,372,302 and $0 for the years ended December 31, 2019, 2018, and 2017, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the years ended December 31,
	2019	2018	2017
Purchase from a relate party
Shexian Ruibo Environmental Science and Technology Co., Ltd.	$-	$5,843,564	$-
Q Green Techcon Private Limited.	2,021,934	-	-
Total	$2,021,934	$5,843,564	$-

(8)	Loan guarantees provided by related parties

The Company’s principal shareholders also provide personal guarantees for certain of the Company’s short-term loans (Note 14) and long-term bank loans (Note 15).

(9)	Guarantees provided to related parties

As disclosed in Note 17 above, on March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is approximately $3.8 million (RMB 25,000,000). The guarantee was still effective as of December 31, 2019.

On November 8, 2018, related party, Shexian Ruibo borrowed RMB 6 million (approximately $0.87 million) from an individual investor through Fusheng (Beijing) Capital Investment Consulting Co., Ltd (“Fusheng Capital”) with an interest rate of 14% per annum, which was guaranteed by REIT Holdings and REIT Changjiang. On January 5, 2019, Shexian Ruibo terminated this financing entrustment contract with Fusheng Capital and accordingly the guarantee has been dissolved.

(10)	Other related party transactions

Subsequent to the year end, on September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo for the acquisition of a 41.67% ownership interest in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.7 million (RMB 18.5 million) and a non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million) (see Note 21).

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See information provided in response to Item 18 below.

Legal and Administrative Proceedings

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation that are generally contractual in nature.  Currently, Beijing REIT is the defendant in a lawsuit in which the plaintiff is seeking RMB 656,000 from Beijing REIT (approximately $101,000), a judgment for first instance was entered against Beijing REIT, which it has filed an appeal. The appeals court made a rule to revoke the judgment of the trial couret and the case was ordered to be retried by the trial court. As of the date of this annual report, the case has gone through two trials after being returned for retrial, but no judgment has been made yet. As a result, we believe this lawsuit is not a material lawsuit and will not have a material adverse effect on the Company.

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

Mr. Hengfang Li, the Company’s CEO has agreed to assume full responsibility for liabilities, if any, and assume the creditor’s rights for these claims on behalf of the Company for any legal claims or lawsuits against the Company due to these investments. As of the date of this annual report, REIT Xinyi had been involved in one lawsuit as defendant regarding the above investments with the claim amount of RMB 300,000 (approximately $44,000), the total amount of which was repaid by Hengfang Li in May 2020. Accordingly, at this time, the Company believes that any ultimate liability resulting from the outcome of such proceedings, if there are any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

As of December 31, 2019, the Company had two outstanding lawsuits regarding quality disputes on equipment and machinery sold to two customers, with estimated liability in the aggregate amount of $0.2 million (or RMB1.3 million). The Court has not issued final judgments in these pending legal proceedings as of the date of this annual report. However, there is an uncertainty of the likelihood the Company will prevail in the lawsuits. As a result, the Company accrued loss contingency of $0.2 million on these pending legal proceedings, which has been reflected in the Company’s consolidated financial statements for the year ended December 31, 2019.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local departments over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its local departments.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

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

China Enterprise Income Tax

According to the Enterprise Income Tax Law of China (the “EIT Law”), which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 (effective as of January 1, 2008 and was last amended on February 24, 2017 (effective on the same day) and on December 29, 2018 (effective on the same day), respectively. The income tax for both domestic and foreign-invested enterprises on their global income is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008 and partly amended on April 23, 2019 further clarifies the calculation of the income tax on different types of incomes and permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

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

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

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

China Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals in China engaging in the sale of goods, the provision of processing, repair and assembly services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The amount of VAT payable is calculated as “output VAT” minus “input VAT” and the rate of VAT for the China Operating Companies is as follows: 17% for Beijing REIT; 17% for Gu’an REIT; 3% for Dingxuan; 6% for REIT Eco Engineering; 6% for REIT Construction; 17% for Ruirong; 17% for Xinyi; and 17% for REIT Changjiang for sales of our goods. On April 4, 2018, Ministry of Finance and State Administration of Taxation collectively promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, the implementation of which began on May 1, 2018, pursuant to which a taxpayer engaging in a taxable sales activity for the value-added tax purpose or imports of goods, the previous applicable 17% and 11% tax rates are adjusted to 16% and 10% respectively, and exported goods originally subject to 17% and 11% tax rates and export rebate rate, will be subject to 16 % and 10% tax rate and export rebate rate. The 16% tax rate was further reduced to 13% beginning on April 1, 2019.

China Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1,2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2019. Our actual PFIC status for the current taxable years ending December 31, 2019 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

As of December 31, 2019, we had $17.1 million in outstanding debt borrowings, with an effective interest rate between 5.0025%% to 19.2%. As of December 31, 2018, we had $17.4 million in outstanding debt borrowings, with an effective interest rate between 5.0025% to 19.2%.

As of December 31, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 951,209 ($137,735)   lower/higher, respectively, mainly as a result of higher/lower interest expenses incurred on the outstanding debt borrowings.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. In 2019, the average exchange rate for US$ against Chinese RMB has changed US$1.00 for RMB 6.6090 in fiscal 2018 to US $1.00 for RMB 6.9081 in fiscal 2019. The exchange rate was US$1.00 for RMB 6.9618 as of December 31, 2019. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2018, our revenue, cost of revenue and total expenses, including selling expenses, general administrative expenses, bad debt expense and research and development expenses, for the year ended December 31, 2019 would increase by approximately $1.3 million, $1.0 million and $0.08 million, respectively.

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

Credit Risk

As of December 31, 2019, we had cash and cash equivalents of $0.9 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

As of December 31, 2019 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were ineffective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2019.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of December 31, 2019, the Company has completed certain reviews of our internal controls and will be implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training. The Company also plans to take other steps to strengthen our internal control over financial reporting, including training of the current accounting personal regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

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

Audit Fees

During fiscal 2019 and 2018, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $270,000 and $270,000, respectively.

Audit-Related Fees

During fiscal 2019 and 2018, the company paid Friedman LLP $0 and $5,000 respectively for audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Friedman LLP for tax services in fiscal 2019, 2018 and 2017.

All Other Fees

The company has not paid Friedman LLP for any other services in fiscal 2019, 2018 and 2017.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2019.

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

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (5)

2.2	Description of the Rights of each Class of Securities Registered under Section 12 of the Exchange Act.(4)

4.1	Translation of January 31, 2016 Equity Transfer Agreement by and between Hengfang Li and REIT Holdings (China) Limited (1)

4.2	Translation of January 31, 2016 Equity Transfer Agreement by and between Degang Hou and REIT Holdings (China) Limited (1)

4.3	Translation of January 31, 2016 Equity Transfer Agreement by and between Guangfeng Dai and REIT Holdings (China) Limited (1)

4.4	Translation of January 31, 2016 Equity Transfer Agreement by and between Zhizhong Hu and REIT Holdings (China) Limited (1)

4.5	Translation of February 2, 2015 Equity Transfer Agreement by and between Hainan Wenchang Minghsheng Investment Co., Ltd. and the shareholders of Beijing REIT Technology Development Co., Ltd (1)

4.6	Translation of April 20, 2015 Capital Investment Agreement by and between Beijing REIT Technology Development Co., Ltd. and Venture Business International Limited (1)

4.7	Translation of January 10, 2016 Equity Transfer Agreement by and between Beijing REIT Technology Development Co., Ltd. and Zhongrong Environmental Energy Investment (Beijing) Co., Ltd (1)

4.8	Translation of Supplementary Agreement Establish REIT Xinyi (1)

4.9	REIT India Joint Venture Agreement (1)

4.10	Translation of Employment Agreement with Hengfang Li (2)

Exhibit
4.11	Translation of Employment Agreement with Guangfeng Dai (2)

4.12	Translation of Employment Agreement with Degang Hou (2)

4.13	Translation of Employment Agreement with Zhizhong Hu (2)

4.14	Translation of Emmployment Agreement with Xingchun Wang (3)

4.15	Translation of September 2013 mortgage agreement between REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. Changjiang Branch (1)

4.16	Translation of Convertible Debt Investment Agreement by and between Liu Kejia, Tech Sources International Enterprises Limited, Li Hengfang, ReTo Eco-Solutions, Inc. and REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co. Ltd. (1)

4.17	Translation of Convertible Debt Investment Agreement by and between Good Venture Industrial Limited, ReTo Eco-Solutions, Inc. and REIT Holdings Co., Limited (1)

4.18	Translation of REIT Xinyi Phase 1 Construction Agreement (1)

4.19	Joint Patent Agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (1)

4.20	Translation of Indemnification Agreement for Housing Provident Fund (1)

4.21	2018 Share Incentive Plan (4)

4.22	Shareholder Voting Proxy Agreement (1)

Exhibit
8.1	List of Subsidiaries (5)

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

12.2	Certification of the Chief Executive Officer of Reto Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

13.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

13.2	Certification of the Chief Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

99.1	Press Release titled “ReTo Eco-Solutions Reports Full Year 2019 Financial Results.” (5)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-219709) initially filed on August 4, 2017 and hereby incorporated by reference.
(2)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on January 24, 2020 (3)and hereby incorporated by reference.
(3)	Filed as a exhibit to the Registrants current report on Form 6-K filed on November 26, 2019 and hereby incorporated for reference.
(4)	Filed as part of an exhibit to the Registrant’s Current Report on Form 6-K, filed on September 28, 2018 and hereby incorporated by reference.
(5)	Filed herewith.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ HENGFANG LI
Hengfang Li
Chief Executive Officer

Date: October 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the stockholders of

ReTo Eco-Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-Solutions, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2015.

New York, New York

October 30, 2020

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$897,281	$1,458,483
Restricted cash	84,237	85,293
Accounts receivable, net – third parties	11,252,002	13,840,895
Accounts receivable, net - related party	469,474	450,473
Advances to suppliers, net – third parties	2,449,629	2,682,177
Advances to suppliers, net - related party	-	151,678
Inventories, net	888,203	1,212,344
Prepayments and other current assets	435,273	903,880
Acquisition deposit	-	2,181,000
Prepayment for construction of properties	3,661,800	-
Current assets held for sale associated with discontinued operation of Gu’an REIT	5,326,348	6,555,729
Total Current Assets	25,464,247	29,521,952

Property, plant and equipment, net	37,457,643	39,973,965
Intangible assets, net	6,145,179	6,395,138
Long-term investment in equity investee	28,720	-
Prepayment for construction of properties	-	3,707,700
Deferred tax assets	-	494,280
Right-of-use assets	505,630	-
Non-current assets held for sale associated with discontinued operation of Gu’an REIT	1,193,825	1,911,887
Total Assets	$70,795,244	$82,004,922

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans	$8,309,098	$8,858,457
Long term bank loans - current portion	1,436,000	436,200
Advances from customers	3,087,315	3,523,024
Deferred revenue	471,375	473,358
Accounts payable	1,151,570	803,224
Accounts payable - related party	1,485,049	557,584
Accrued and other liabilities	2,487,616	2,266,260
Taxes payable	1,806,777	1,156,336
Due to related parties	405,222	599,890
Operating lease liabilities, current	177,903	-
Advance payment from the buyer associated with discontinued operation of Gu’an REIT	1,392,920	-
Current liabilities held for sale associated with discontinued operation of Gu’an REIT	3,004,924	2,007,334
Total Current Liabilities	25,215,769	20,681,667

Long term bank loans	7,323,600	8,142,400
Operating lease liabilities - noncurrent	301,012	-
Total Liabilities	32,840,381	28,824,067

Commitments and Contingencies

Stockholders’ Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 23,160,000 shares and 22,760,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	23,160	22,760
Additional paid-in capital	42,725,852	42,278,252
Statutory reserve	2,632,797	2,632,797
Retained earnings (accumulated deficit)	(5,718,368)	9,084,246
Accumulated other comprehensive loss	(3,527,438)	(3,105,185)
Total RETO Eco Solutions Inc. Stockholders’ Equity	36,136,003	50,912,870

Noncontrolling interest	1,818,860	2,267,985
Total Equity	37,954,863	53,180,855

Total Liabilities and Equity	$70,795,244	$82,004,922

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years ended December 31,
	2019	2018	2017

Revenues – third party customers	$29,467,755	$27,354,058	$25,904,393
Revenues – related parties	83,972	1,940,811	-
Total Revenues	29,551,727	29,294,869	25,904,393

Cost of revenues – third party customers	22,136,559	13,897,146	11,042,287
Cost of revenues – related parties	54,598	1,372,302	-
Total cost of revenues	22,191,157	15,269,448	11,042,287
Gross Profit	7,360,570	14,025,421	14,862,106

Operating Expenses
Selling expenses	1,308,436	1,902,323	1,720,630
General and administrative expenses	3,954,024	4,976,118	4,132,128
Bad debt expenses	8,331,344	1,724,133	880,395
Impairment of fixed assets	1,490,298	-	-
Research and development expenses	438,371	656,563	478,532
Total Operating Expenses	15,522,473	9,259,137	7,211,685

(Loss) income from Operations	(8,161,903)	4,766,284	7,650,421

Other Income (expenses):
Interest expense	(1,253,855)	(1,069,758)	(971,052)
Interest income	4,549	5,940	4,055
Impairment of acquisition deposit	(2,172,000)	-	-
Other income (expenses), net	293,996	(6,604)	149,853
Total Other Expenses, net	(3,127,310)	(1,070,422)	(817,144)

(Loss) income before provision for income taxes	(11,289,213)	3,695,862	6,833,277
Provision for income taxes	1,006,905	1,042,474	2,132,297
Net (loss) income from continuing operations	(12,296,118)	2,653,388	4,700,980
Net (loss) income from discontinued operations of Gu’an REIT	(2,801,131)	1,914,294	1,945,805
Net (Loss) Income	(15,097,249)	4,567,682	6,646,785

Less: net (loss) income attributable to noncontrolling interest	(294,635)	87,064	668,396
Net (loss) income attributable to ReTo Eco-Solutions, Inc.	$(14,802,614)	$4,480,618	$5,978,390

Net (loss) Income	$(15,097,249)	$4,567,682	$6,646,785
Other Comprehensive (loss) income:
Foreign currency translation adjustment:	(576,743)	(3,015,577)	2,109,103
Comprehensive (Loss) Income	(15,673,992)	1,552,105	8,755,888
Less: comprehensive (loss) income attributable to noncontrolling interest	(449,125)	(39,742)	1,265,817
Comprehensive (loss) income attributable to ReTo Eco-Solutions, Inc.	$(15,224,867)	$1,591,847	$7,490,071

(Loss) Earnings per share
Basic and diluted	$(0.66)	$0.20	$0.35

Weighted average number of shares
Basic and diluted	22,888,219	22,760,000	19,130,137

The accompanying notes are an integral part of these consolidated financial statements

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

			Additional		Retained Earnings	Accumulated Other
	Common Stock		paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Interest	Equity
Balance at December 31, 2016	18,640,000	$18,640	$23,741,828	$1,033,524	$224,512	$(1,728,096)	$5,012,260	$28,302,668
Net income	-	-	-		5,978,389	-	668,396	6,646,785
Appropriation to statutory reserve	-	-	-	955,951	(955,951)	-	-	-
Foreign currency translation adjustment	-	-	-	-		1,511,682	597,421	2,109,103
Acquisition of Non-controlling interest in REIT Changjiang	-	-	670,350	-	-	-	(3,970,350)	(3,300,000)
Private placement of 900,000 shares @ $4 per share	900,000	900	3,599,100	-	-	-	-	3,600,000
Issuance shares - IPO	3,220,000	3,220	14,266,974	-	-	-	-	14,270,194
Balance at December 31, 2017	22,760,000	$22,760	$42,278,252	$1,989,475	$5,246,950	$(216,414)	$2,307,727	$51,628,750
Net income	-	-	-	-	4,480,618	-	87,064	4,567,682
Appropriation to statutory reserve	-	-	-	643,322	(643,322)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(2,888,771)	(126,806)	(3,015,577)
Balance at December 31, 2018	22,760,000	$22,760	$42,278,252	$2,632,797	$9,084,246	$(3,105,185)	$2,267,985	$53,180,855
Net loss	-	-	-	-	(14,802,614)	-	(294,635)	(15,097,249)
Foreign currency translation adjustment	-	-	-	-	-	(422,253)	(154,490)	(576,743)
Issuance of common stock for services	400,000	400	447,600	-	-	-	-	448,000
Balance at December 31, 2019	23,160,000	$23,160	$42,725,852	$2,632,797	$(5,718,368)	$(3,527,438)	$1,818,860	$37,954,863

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(15,097,249)	$4,567,682	$6,646,785
Less: net (loss) income from discontinued operations	(2,801,131)	1,914,294	1,945,805
Net (loss) income from continuing operations	(12,296,118)	2,653,388	4,700,980
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from disposal of property and equipment	5,044	-	-
Deferred tax provision (benefit)	492,241	(224,882)	(194,908)
Depreciation and amortization	2,156,819	1,607,441	1,439,476
Amortization of stock-based compensation for services	168,000	-	-
Impairment of fixed assets	1,490,298	-	-
Impairment of an acquisition deposit	2,172,000	-	-
Change in bad debt allowances	8,331,344	1,724,133	880,377
Change in inventory reserve	145,478	-	-
Amortization of operating lease right-of-use assets	216,656
Changes in operating assets:
Notes receivable	-	4,539	(4,440)
Accounts receivable	(5,564,171)	2,225,900	(3,146,123)
Accounts receivable - related party	(24,783)	(468,752)	-
Advances to suppliers	(98,576)	(1,267,313)	61,487
Advances to suppliers - related party	151,052	(157,833)	-
Inventories	166,240	(686,038)	(85,340)
Prepayments and other current assets	716,306	(44,844)	(329,824)
Changes in operating liabilities:
Advances from customers	101,666	(3,015,757)	(1,413,707)
Deferred revenue	3,910	(20,173)	(605,881)
Accounts payable	194,816	(513,568)	(771,223)
Accounts payable - related party	942,176	557,584
Accrued and other liabilities	(55,665)	(2,491,467)	(248,546)
Taxes payable	670,311	(816,008)	833,261
Lease liability	(243,594)	-	-
Net cash (used in) provided by operating activities from continuing operations	(158,551)	(933,650)	1,115,589
Net cash provided by operating activities from discontinued operations	245,385	29,767	1,419,329
Net cash (used in) provided by operating activities	86,834	(903,883)	2,534,918

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	9,256	-	13,023
Addition of property, equipment and construction-in-progress	(1,454,975)	(9,269,640)	(4,648,095)
Investment in equity method investment	(28,960)	-	-
Deposit made for acquisition	-	(2,269,500)	(2,735,000)
Advance payment from buyer associated with the discontinued operation of Gu’an REIT	1,404,560	-
Net cash used in investing activities from continuing operations	(70,119)	(11,539,140)	(7,370,072)
Net cash used in investing activities from discontinued operations	(3,516)	(6,045)	(3,931)
Net cash used in investing activities	(73,635)	(11,545,185)	(7,374,003)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	8,977,600	10,182,490	9,767,793
Proceeds from long-term bank loans	724,000	9,304,950	-
Repayment of short-term bank loans	(9,455,440)	(8,790,530)	(8,244,905)
Repayment of long-term bank loans	(434,400)	(7,454,248)	(3,799,654)
Proceeds from bank notes	-	-	(739,984)
Gross Proceeds from IPO	-	-	16,100,000
Direct IPO costs	-	-	(1,829,806)
Proceeds from private placement	-	-	3,600,000
Proceeds from related party loans	795,200	827,225
Repayment to related party loans	(897,496)	(581,000)	(937,000)
Net cash (used in) provided by financing activities from continuing operations	(290,536)	3,488,887	13,916,444
Net cash (used in) provided by financing activities from discontinued operations	(256,947)	(32,771)	82,599
Net cash (used in) provided by financing activities	(547,483)	3,456,116	13,999,043

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	(43,167)	(306,922)	(121,912)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(577,451)	(9,299,874)	9,038,046

CASH AND RESTRICTED CASH, BEGINNING OF YEAR	1,563,166	10,863,040	1,824,994
CASH AND RESTRICTED CASH, END OF YEAR	$985,715	$1,563,166	$10,863,040
Less: cash and cash equivalents, restricted cash of discontinued operations at end of period	4,197	19,390	29,692
Cash and cash equivalents, restricted cash of continued operation, at end of period	$981,518	$1,543,776	$10,833,348

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$897,281	$1,458,483	$10,833,348
Restricted cash	84,237	85,293	-
Total cash and restricted cash	$981,518	$1,543,776	$10,833,348

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,557,186	$1,012,174	$997,948
Income tax paid	$128,522	$1,895,202	$1,903,343

Non-Cash Financing Activities
Conversion of investor loan to equity	$-	$-	$3,200,000
Non-Cash Investing Activities
Right-of-use Assets obtained in exchange for operating lease obligations	$726,512	$-	$-
Accounts payable on fixed asset purchases	$206,486	$2,996,358	$-
Transfer from construction-in-progress to property and equipment	$283,098	$13,799,649	$-

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

On March 2, 2017, Xinyi REIT Ecological Technology Co, Ltd (“REIT Ecological”) was incorporated as a wholly owned subsidiary of REIT Holdings. REIT Ecological was dissolved on March 27, 2019 due to no active business.

On December 14, 2017, Horgos Ta-REIT Environment Technology Co., Ltd., (“Horgos Ta-REIT”) was incorporated as a wholly owned subsidiary of REIT Eco Engineering. Horgos Ta-REIT was dissolved on May 15, 2019 due to no active business,

On October 22, 2018, REIT Ecological Technology Co., Ltd. (“REIT Yancheng”) was incorporated as a wholly owned subsidiary of REIT Holdings.

On December 7, 2018, Lingqiu REIT Dongtian Ecological Technology Co., Ltd. (“REIT Lingqiu”) was incorporated. REIT Eco Engineering owns 51% of its equity interest, with the remaining 49% owned by a noncontrolling shareholder. On November 1, 2019, due to no capital contributions made and no active business, REIT Eco Engineering signed a share transfer agreement with the 49% noncontrolling shareholder to transfer its 51% equity interest for no consideration. After the transaction, the Company no longer owns any equity interest of REIT Lingqiu.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On August 29, 2019, Datong Ruisheng Ecological Technology Co., Ltd. (“Datong Ruisheng”) was incorporated as a wholly owned subsidiary of Beijing REIT. Datong Ruisheng will be engaged in the potential ecological restoration projects in Datong, Shanxi Province. As of December 31, 2019, the restoration work is still under a planning phase.

On November 7, 2019, Yunnan Litu Technology Development Co., Ltd. (“Yunnan Litu”) was jointly established by REIT Eco Engineering and a third-party, Dali Zhongrong Environmental Protection Engineering Co., Ltd. (“Dali Zhongrong”), to be engaged in providing services in comprehensive ecological restoration projects and sales of environmentally friendly equipment and new materials. As of December 31, 2019, Yunnan Litu did not have an active operation since its inception. REIT Eco Engineering owns 55% of the ownership interest in Yunnan Litu, with the remaining 45% owned by noncontrolling shareholder Dali Zhongrong. On July 13, 2020, REIT Eco Engineering transferred its 55% equity interest inYunnan Litu to a third-party individual and two third party companies for a nominal price because of the inactive business operation of Yunnan Litu since its inception. After the transaction, the Company no longer owns any equity interest of Yunnan Litu as of the date of this report (see Note 21- Subsequent events).

On November 11, 2019, Yangbi Litu Eco Engineering Co., Ltd. (“Yangbi Litu”) was jointly established by REIT Eco Engineering and Yunnan Litu. REIT Eco Engineering owns 55% of the ownership interest in Yangbi Litu, with the remaining 45% equity interest owned by Yunnan Litu. Since the Company’s ownership interest in Yunnan Litu is 55%, this makes the Company holding an aggregate of 79.75% equity interest in Yangbi Litu, directly and indirectly. Yangbi Litu will be engaged in providing services in comprehensive ecological restoration and sale of environmentally friendly equipment and new materials. As of December 31, 2019, Yangbi Litu did not have any active operation since its inception. On July 13, 2020, REIT Eco Engineering transferred its 55% equity interest inYunnan Litu to a third-party individual and two third party companies for a nominal price. As a result, the Company’s equity ownership interest in Yangbi Litu decreased from 79.75% as of December 31, 2019 to 55% as of the date of this report (see Note 21- Subsequent events).

On January 2, 2020, Beijing REIT signed a share transfer agreement with a third party, Hebei Huishitong Techonology Inc. (“Huishitong”), to sell its 100% of its ownership interest in Gu’an REIT to Huishitong for a total consideration of RMB 39.9 million (approximately $5.7 million). As of December 31, 2019, the Company received RMB 9.7 million (approximately $1.4 million) advance payment from Huishitong. Subsequently, during January to September 2020, the Company received an additional RMB19.3 million (approximately $2.7 million). Pursuant to the supplemental share transfer agreement, Huishitong shall make the remaining payment of RMB 10.9 million (approximately $1.6 million) to the Company before June 30, 2021. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2019 and 2018, while results of operations related to the discontinued operations for the years ended December 31, 2019, 2018 and 2017, were reported as income (loss) from discontinued operations (see Note 4).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As of December 31, 2019, the accompanying consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc. (“RETO”)	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	WFOE,100%
Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”)	Gu’an, China	100%
REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”)	Changjiang, China	100%
Beijing REIT Eco-Engineering Technology Co., Ltd. (“REIT Eco Engineering”)	Beijing, China	100%
Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”)	Langfang, China	100%
Hainan REIT Construction Project Co., Ltd. (“REIT Construction”)	Haikou, China	100%
REIT Xinyi New Materials Co., Ltd. (“REIT Xinyi”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Technology Development (America), Inc. (“REIT US”)	California, U.S.A	100%
REIT Q GREEN Machines Private Limited (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Yancheng”)	Yancheng, China	100%
Datong Ruisheng Ecological Technology Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Yunnan Litu Technology Develepment Co., Ltd. (“Yunnan Litu”) (1)	Dali, China	55%
Yangbi Litu Eco Engineering Co., Ltd. (“Yangbi Litu”) (2)	Dali, China	79.75%

Note (1): On July 13, 2020, REIT Eco Engineering transferred its 55% equity interest in Yunnan Litu to a third-party individual and two third party companies for a nominal price because of the inactive business operation of Yunnan Litu since its inception. After the transaction, the Company no longer owns any equity interest of Yunnan Litu as of the date of this report (see Note 21- Subsequent events).

Note (2): On July 13, 2020, REIT Eco Engineering transferred its 55% equity interest in Yunnan Litu to a third-party individual and two third party companies for a nominal price. As a result, the Company’s equity ownership interest in Yangbi Litu decreased from 79.75% as of December 31, 2019 to 55% as of the date of this report (see Note 21- Subsequent events).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Noncontrolling interests

As of December 31, 2019, and 2018, noncontrolling interests represent the noncontrolling shareholders’ proportionate share of equity interests in REIT Xinyi, REIT India, Yunan Litu and Yangbi Litu. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the operating results of the Company are presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

Discontinued operations

On January 2, 2020, the Company discontinued the machinery and equipment manufacturing business under Gu’an REIT. A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations (see Note 4).

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The restricted cash balance is associated with the Company’s short-term borrowings, thus, classified as a current asset. As of December 31, 2019, and 2018, the Company had restricted cash of $84,237 and $85,293, respectively, related to the bank acceptance notes payable.

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

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the recent COVID-19 outbreak and spread, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of December 31, 2019. As a result, allowance for uncollectible balances amounted to $11,124,368 and $3,228,732 as of December 31, 2019 and 2018, respectively.

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

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $144,272 and $0 from its continuing operations as of December 31, 2019 and 2018, respectively.

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continued operations amounted to $916,948 and $627,614 as of December 31, 2019 and 2018, respectively.

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

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. Given the Company’s net loss position in fiscal 2019, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $1.5 million on these fixed assets for the year ended December 31, 2019 (see Note 12).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investment in Equity Investees

On May 17, 2019, the Company’s subsidiary Beijing REIT Eco-Engineering Technology Co., Ltd. (“REIT Eco Engineering”) entered into a joint-venture agreement with three third-party business partners, Baotou Jiayu Tianfu Trading Co., Ltd. (“Jiayu”), Baotou Tianwei Technology Environmental Protection Commerce Co., Ltd. “(Tianwei”) and Baotou Huiminkang Electricity Co., Ltd. (“Huiminkang”), pursuant to which a joint venture company Inner Mongolia REIT Zhengbei Environment Technology Co. Ltd. (“REIT Zhengbei”) was incorporated to jointly manufacture and sell eco-friendly construction materials in the PRC. Total register capital of REIT Zhengbei is approximately $1.4 million (RMB 10 million), and REIT Eco Engineering needs to contribute RMB 4 million ($0.56 million) in exchange for 40% of the ownership interest in REIT Zhengbei, with the remaining 60% ownership interest owned by the remaining three business partners. As of December 31, 2019, REIT Eco Engineering had made capital contribution of $28,720 (RMB 0.2 million), which was recorded as long-term investment in equity investee on the consolidated balance sheets.

On November 11, 2019, Yunnan Litu Ruima Biotechnology Co., Ltd (“Litu Ruima”) was jointly established by REIT Eco Engineering and Yunnan Litu. REIT Eco Engineering owns 55% of the ownership interest in Litu Ruima, with the remaining 45% equity interest owned by Yunnan Litu. Since the Company’s ownership interest in Yunnan Litu is 55%, this makes the Company holding an aggregate of 79.75% equity interest in Litu Ruima, directly and indirectly. On December 25, 2019, REIT Eco Engineering signed a share transfer agreement with a third party, Shanghai Yincheng Culture Media Co., Ltd. (“Yincheng”), to transfer its 51% equity interest in Litu Ruima to Yincheng for a nominal price. Litu Ruima did not have any active operation since inception, so no gain or loss was recorded in connection with this share transfer transaction. As a result, the Company’s equity ownership interest in Litu Ruima decreased from 79.75% to 28.75% as of December 31, 2019.

The Company accounted for the above-mentioned investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over these equity investees. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of the Company’s equity investment as of December 31, 2019 based on the inactive business operation of REIT Zhengbei and Litu Ruima since its inception.

On April 16, 2020, since REIT Zhengbei has not commenced its planned operation, REIT Eco Engineering signed a share transfer agreement with the shareholders of RIET Zhengbei and agreed to sell its 40% ownership interest in REIT Zhengbei to a third-party Baotou Guyang Taiheng Trading Co., Ltd. (‘Taiheng”) at cost. After this share transfer, the Company does not hold any equity interest in REIT Zhengbei.

On July 13, 2020, since Yunnan Litu has not commenced its planned operation and insignificant capital has been invested, REIT Eco Engineering transferred its 55% equity interest in Yunnan Litu to a third-party individual and two third party companies for a nominal price. As a result, the Company’s equity ownership interest in Litu Ruima decreased from 28.75% as of December 31, 2019 to 4% as of the date of this report (see Note 21)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) on January 1, 2019 using the modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities of approximately $0.7 million as of January 1, 2019. The standard did not materially impact our consolidated net earnings and cash flows.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2019 and 2018, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at December 31, 2019 and 2018 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2019 and 2018.

The Company usually agrees with customers on the contracts to holdback approximately 5% to 20% of total contract price as security deposits which are payable by customer within 12 months after the goods are shipped and titles have passed. The Company determines that the timing of collection of security deposit has no impact on revenue recognition, as all above criteria on revenue recognition had been met at the point at delivery and the Company does not retain any substantial performance obligations. The security retention included in the account receivable as of December 31, 2019 and 2018 was $0 and $0, respectively.

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

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2019 and 2018, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended December 31, 2019 and 2018 is disclosed in Note 20.

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $451,333, $658,382 and $652,360 for the years ended December 31, 2019, 2018 and 2017, respectively.

Deferred Financing Costs

Debt issuance cost related to a recognized debt liability is presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. Amortization of debt origination costs is calculated using the effective interest method and is included as a component of interest expense.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, starting from April 1, 2019, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2019, 2018 and 2017, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in PRC are determined using RMB, the local currency, as the functional currency. RETO, REIT US and REIT Holdings use U.S. Dollars as their functional currency, while REIT India uses Indian rupee as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

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

	December 31, 2019	December 31, 2018	December 31, 2017

Year-end spot rate	US$1=RMB 6.9618	US$1=RMB 6.8755	US$1=RMB 6.5062

Average rate	US$1=RMB 6.9081	US$1=RMB 6.6090	US$1=RMB 6.7568

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

The COVID-19 has, and continues to have, a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. The global spread of COVID-19 pandemic in major countries of the world have and may continue result in global economic distress, and the nature of and extent to which it may affect the Company’s results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict (see Note 21).

Concentrations and Credit Risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2019, and 2018, $765,701 and $1,047,561 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, as of December 31, 2019 and 2018, $9,324 and $90,783 of the Company’s cash and cash equivalents was on deposit at financial in the Republic of India (“India”) which is insured under the Deposit Insurance and Credit Guarantee Corporation up to 100,000 Indian Rupee (approximately $1,403).

For the year ended December 31, 2019, 2018 and 2017, no single customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2019 and 2018, no single customer accounts for more than 10% of the Company’s consolidated accounts receivable.

As of December 31, 2019, two suppliers accounted for 32% and 21% of the total accounts payable balance, respectively. As of December 31, 2018, four suppliers accounted for 34%, 23%, 15% and 11% of the Company’s total accounts payable balance, respectively.

For the years ended December 31, 2019, 2018 and 2017, the Company purchased approximately 25%, 28% and 31% of its raw materials from one major supplier, respectively.

Reclassifications

In connection with the discontinued operations of a business, certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2019, while results of operations related to the discontinued operations, including comparatives, were reported as income (loss) from discontinued operations.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements and does not expect the adoption of this guidance will have significant impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The adoption of the standard will not have a significant impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements, for the year ended December 31, 2019, the Company’s gross profit from its continuing operations decreased approximately $6.7 million or 47.5%, from approximately $14.0 million in fiscal year 2018 to approximately $7.4 million in fiscal year 2019. As a percentage of revenues, the cost of revenues from continuing operations increased approximately 23% to 75% in fiscal 2019 from 52% in fiscal 2018, which was mainly attributable to higher raw material cost for manufacturing and sales of the Company’s construction materials in fiscal 2019, as affected by more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction. In addition, the Company incurred significant impairment loss on its fixed assets and bad debt expense on uncollectible accounts receivable and advance payments due to change in market conditions of our customers and suppliers as affected by the COVID-19 outbreak and spread. As a result, for fiscal 2019, the Company reported a net loss of approximately $15.1 million (including net loss from continuing operations of $12.3 million and net loss from discontinued operations of $2.8 million), as compared to the net income of approximately $4.6 million for fiscal 2018(consisting of net income from continuing operations of $2.7 million and net income from discontinued operations of $1.9 million). In addition, the Company’s working capital decreased by approximately $8.6 million from $8.8 million as of December 31, 2018 to a working capital of $0.2 million as of December 31, 2019. Also, the Company has large bank borrowings as of December 31, 2019 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted in fiscal 2020. In addition, in January 2020, the Company discontinued its machinery and equipment manufacturing business under Gu’an REIT (see Note 4), which may negatively impact the Company’s ability to fulfill customer orders if outsourcing of such manufacturing activities to third party suppliers cannot meet the expectation or higher purchase costs may shrink the Company’s profitability in this business sector. Furthermore, the outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations to until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on the assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for fiscal year 2020. The above-mentioned facts raised substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

As of December 31, 2019, the Company has cash of approximately $0.9 million. In addition, the Company had outstanding accounts receivable of approximately $11.7 million (including accounts receivable from third party customers of $11.3 million and accounts receivable from related party customers of approximately $0.5 million), of which approximately $4.4 million or 37% has been subsequently collected back during January to September 2020 (including collection of $3.9 million from third party customers and collection of $0.5 million from related party customers), and become available for use as working capital.

As of December 31, 2019, the Company has outstanding bank loans of approximately $17.1 million from a PRC bank (including short-term loans of approximately $8.3 million, current portion of long-term loans of approximately $1.4 million and long-term loans of approximately $7.3 million). Subsequent to the year end, the Company repaid approximately $7.3 million bank loans, extended the loan repayment terms of approximately $0.5 million in bank loans, and also borrowed an additional $5.0 million in new bank loans. Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history.

Currently, the Company is working to improve its liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above , there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION

The Company’s subsidiary Gu’an REIT was primarily engaged in manufacturing and distribution of machinery and equipment used for environmental-friendly construction materials production. On January 2, 2020, Beijing REIT signed a share transfer agreement with Hebei Huishitong Techonology Inc. (“Huishitong”) to sell 100% ownership interest in Gu’an REIT to Huishitong for a cash consideration of RMB 39.9 million (approximately $5.7 million). As of December 31, 2019, the Company received approximately $1.4 million (RMB 9.7 million) from Huishitong as an acquisition deposit. From January to September 2020, the Company received an additional RMB19.3 million (approximately $2.7 million). Pursuant to the supplemental share transfer agreement, Huishitong shall make the remaining payment of RMB 10.9 million (approximately $1.6 million) to the Company before June 30, 2021.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2019 and 2018, while results of operations related to the discontinued operations for the years ended December 31, 2019, 2018 and 2017, were reported as income (loss) from discontinued operations.

The results of discontinued operations for years ended December 31, 2019,2018 and 2017 are as follows:

	For the years ended December 31,
	2019	2018	2017
Revenue	$5,303,071	$8,274,992	$9,646,623
Cost of revenues	4,475,590	5,098,892	6,546,452
Gross profit	827,481	3,176,100	3,100,171
Operating expenses	3,582,359	744,417	497,766
(Loss) income from discontinued operations	(2,754,878)	2,431,683	2,602,405
Other income (expense), net	10,762	20,591	(28,817)
(Loss) income before tax	(2,744,116)	2,452,274	2,573,588
Income tax provision	57,015	537,981	627,783
Net (loss) income from discontinued operations	$(2,801,131)	$1,914,293	$1,945,805

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION (continued)

Assets and liabilities of the discontinued operations:

	As of December 31,
	2019	2018
Cash	$4,197	$19,390
Accounts receivable, net	1,024,051	884,179
Accounts receivable-related party	476,334
Advance to suppliers, net	107,413	450,505
Advances to suppliers-related party	3,381,788	795,878
Prepayment and other assets, net	16,645	987,808
Due from related party	315,920	-
Inventories	-	3,417,969
Total current assets held for sale	5,326,348	6,555,729
Property and equipment, net	765,450	1,408,258
Intangible assets, net	428,002	446,375
Deferred tax assets	-	57,254
Right of use assets	373	-
Total non-current assets held for sale	1,193,825	1,911,887
Total assets held for sale	6,520,173	8,467,616

Accounts payable	831,724	95,389
Advance from customers	38,593	42,042
Taxes payable	1,753,821	1,808,187
Accrued liabilities and other payables	270,644	61,716
Due to related parties	110,142	-
Total liabilities held for sale	$3,004,924	$2,007,334

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Trade accounts receivable from third-part customers	$22,376,370	$17,069,627
Less: allowances for doubtful accounts	(11,124,368)	(3,228,732)
Total accounts receivable from third-party customers, net	11,252,002	13,840,895
Add: accounts receivable, net, related parties	469,474	450,473
Accounts receivable, net	$11,721,476	$14,291,368

Due to a change in market conditions as affected by the COVID-19 outbreak and spread, the Company’s collection efforts did not result in a favorable outcome as compared to prior years. For the Company’s December 31, 2019 accounts receivable balance from third party customers, approximately $3.9 million, or 35% has been collected as of the date of this report and the remaining balance is expected to be substantially collected from customers before December 31, 2020.

The Company fully collected the December 31, 2019 accounts receivable from related parties as of the date of this report.

Allowance for doubtful accounts movement is as follows:

	December 31, 2019	December 31, 2018
Beginning balance	$3,228,732	$1,815,927
Bad debt provision	8,001,921	1,572,175
Foreign exchange translation	(106,285)	(159,370)
Ending balance	$11,124,368	$3,228,732

Below is the aging schedule of accounts receivable as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Accounts Receivable Aging:
Less than 3 months	$5,387,285	$4,374,504
From 4 to 6 months	4,107,880	3,765,657
From 7 to 9 months	4,284,179	3,431,284
From 10 to 12 months	3,397,470	2,467,339
Over 1 year	5,669,030	3,481,316
Bad debt reserve	(11,124,368)	(3,228,732)
Accounts Receivable, net	$11,721,476	$14,291,368

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production and construction materials for the Company’s construction projects, which consisted of the following:

	December 31, 2019	December 31, 2018
Raw material prepayments for equipment production	$584,655	$127,950
Construction material prepayments	1,943,755	2,776,638
Land reclamation prepayments	437,980	-
Advances to construction subcontractors	400,187	405,203
Total:	3,366,577	3,309,791
Less: allowances for doubtful accounts	(916,948)	(627,614)
Advances to suppliers, net, third parties	$2,449,629	$2,682,177

Our suppliers generally require prepayments from us before delivery of goods or service. It usually takes 3 to 6 months for the suppliers to deliver raw material for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price. For the Company’s December 31, 2019 net advance to suppliers balance, approximately $1.98 million, or 81% has been realized as of the date of this report and the remaining balance is expected to be substantially realized before December 31, 2020.

The changes of allowance for doubtful accounts for the years ended December 31, 2019 and 2018 are as follow:

	December 31, 2019	December 31, 2018
Beginning balance	$627,614	$509,071
Bad debt provision	299,586	151,958
Foreign exchange translation	(10,252)	(33,416)
Ending balance	$916,948	$627,614

NOTE 7 – INVENTORIES, NET

Inventories, net, consisted of the following:

	December 31, 2019	December 31, 2018
Raw materials	$239,983	$551,913
Finished goods	792,492	660,431
	1,032,475	1,212,344
Less: Inventory allowance	(144,272)	-
Inventories, net	$888,203	$1,212,344

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended December 31, 2019 and 2018, the Company provided an inventory allowance of $144,272 and $0, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – ACQUISITION DEPOSIT

On October 8, 2018, REIT Changjiang entered into a letter of intention (“LOI”) with a third-party target company Ruihan Concrete Technology Co.,Ltd. (“Ruihan”) for the purpose of a potential acquisition or business cooperation in construction material area. REIT Changjiang made an advance payment of $2,181,000 (RMB 15 million) to Ruihan as an acquisition deposit. The tentative effective date of the LOI was until August 30, 2019. The deposit is refundable if no agreement would be reached.

During the year ended December 31, 3019, the negotiation with Ruihan did not result in a favorable outcome and the Company determined not to proceed with any definitive agreement with Ruihan As of December 31, 2019, the Company did not receive the refund back from Ruihan after rigorous collection efforts. Due to changes in market conditions as affected by the COVID-19 outbreak and spread, Ruihan suffered financial difficulty and the collection of the refund from Ruihan became remote and as a result, a full impairment of approximately $2.2 million has been recorded against the acquisition deposit for the year ended December 31, 2019.

NOTE 9 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	December 31, 2019	December 31, 2018
Other receivable, net (1)	$115,762	$809,395
Prepaid expense (2)	280,000	94,485
Value added tax receivable	39,511	-
Total	$435,273	$903,880

(1)	Other receivables mainly represent mainly advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employees payroll. For the year ended December 31, 2019, the Company recorded bad debt provision of $29,836 against its other receivable balance. The balance as of December 31, 2019 has been substantially expensed or collected back during the subsequent period.

(2)

Prepaid expense represents prepaid consulting fees to one financial advisory firm for consulting services. On September 5, 2019, the Company entered into a consulting service agreement with FirsTrust Group, Inc. (“FirstTrust”) Pursuant to the agreement, FirsTrust will assist the Company with strategic initiatives over the service period between August 16, 2019 to August 15, 2020. The Company issued 400,000 of its common shares valued at $448,000 based on fair market price of the Company’s common stock, at $1.12 per share on September 5, 2020. Stock-based compensation is amortized over the service period. The Company recognized stock-based compensation expense of $168,000 for the year ended December 31, 2019, with the remaining $280,000 recorded as a prepaid expense as of December 31, 2019 (see Note 19).

The prepaid expense balance as of December 31, 2018 represents prepaid rent expense. The Company’s subsidiary Beijing REIT leases headquarter office space of 658 square meters from March 1, 2011 to August 30, 2018, which is amortized over the lease term.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASE

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended December 31, 2019, 2018 and 2017 was $256,693, $233,921 and $89,785, respectively.

Effective January 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of December 31, 2019. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. Total lease expense amounted to $256,693, which included $40,037 of interest and $216,656 of amortization expense of ROU assets. Total cash paid for operating leases amounted to $261,700 for the year ended December 31, 2019. Supplemental balance sheet information related to operating leases is as follows:

December 31, 2019
Right-of-use assets	$505,630

Operating lease liabilities - current	$177,903
Operating lease liabilities - non-current	301,012
Total operating lease liabilities	$478,915

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2019:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.39
Weighted average discount rate	7.42%

The following is a schedule of maturities of lease liabilities as of December 31, 2019:

2020	$207,587
2021	224,688
2022	92,701
Total lease payments	524,976
Less: imputed interest	(46,061)
Present value of lease liabilities	$478,915

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – PREPAYMENT FOR CONSTRUCTION OF PROPERTIES

During the year ended December 31, 2018, the Company made prepayments of $3,661,800 (RMB 25.5 million) to a subcontractor for the intended construction of manufacturing facilities for its newly established subsidiary REIT Yancheng. The construction project is subject to further feasibility assessment (including total capital investment budget and estimated future economic benefit) before it gets started. Since the estimated construction time for this project is more than one year, the Company presented this prepayment as non-current assets as of December 31, 2018 and 2019. As of the date of this report, the intended construction project has not yet started.

Based on current market conditions and the Company’s financial performance, the Company intends to terminate the contract with the subcontractor and request the full refund of the prepayment. The Company expects to receive a full refund from this subcontractor by December 2020, as a result, the balance has been reclassified as current assets as of December 31, 2019.

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31, 2019	December 31, 2018
Property and buildings	$40,531,954	$40,814,582
Machinery and equipment	4,601,174	3,659,035
Transportation vehicles	970,650	979,549
Office and electronic equipment	335,145	406,996
Subtotal	46,438,923	45,860,162
Construction in progress (“CIP”)	107,652	-
Less: accumulated depreciation	(7,610,984)	(5,886,197)
Impairment of fixed assets	(1,477,948)	-
Property, plant and equipment, net	$37,457,643	$39,973,965

During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. In addition, given the Company’s net loss position in fiscal 2019, the Company further assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an impairment of approximately $1.5 million on its fixed assets for the year ended December 31, 2019.

As of December 31, 2019, The Company’s properties with an aggregate carrying value of approximately $1.2 million (RMB 8.6 million) have been used as collateral for the Company’s short-term loans (see Note 14).

Depreciation expense was $1,984,603, $1,454,155 and $1,289,555 for the years ended December 31, 2019, 2018 and 2017, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31, 2019	December 31, 2018
Land use rights	$7,042,551	$7,126,411
Software	26,974	31,730
Total	7,069,525	7,158,140
Less: accumulated amortization	(924,346)	(763,002)
Intangible assets, net	$6,145,179	$6,395,138

As of December 31, 2019 and 2018, land use rights of 26,695 square meters with a carrying value of approximately $0.4 million and $0.4 million was pledged to the bank as collateral for the Company’s short-term bank loan (see Note 14).

As of December 31, 2019 and 2018, land use rights of 306,000 square meters with a carrying value of approximately $4.4 million and $4.9 million, respectively, was pledged to the bank as collateral for the Company’s long-term bank loan (see Note 15).

In addition, in connection with the Company’s subsequent borrowing of $0.7 million loan from Jiangsu Bank, REIT Xinyi pledged its land use rights with a carrying value of approximately $1.7 million (RMB 12 million) as collateral (see Note 21).

Amortization expense was $172,216, $153,286 and $149,590 for the years ended December 31, 2019, 2018 and 2017, respectively.

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2020	145,381
2021	145,381
2022	145,381
2023	145,381
2024	145,381
2025 and Thereafter	5,418,274
$6,145,179

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SHORT-TERM LOANS

Short-term loans consisted of the following:

		December 31, 2019	December 31, 2018
China Merchants Bank (“CMB”)	(1)	$3,590,000	$4,362,000
Beijing Bank (“BJB”)	(2)	2,872,000	2,908,000
Bank of Communications (“BOC”)	(3)	718,000	1,454,000
Haikong Holdings Microfinance Co., Ltd.(“HHMC”)	(4)	172,320	218,100
Changjiang Li Autonomous County Rural Credit Cooperative Association (“CCCA”)	(5)	287,200	-
Hunyuan Rural Credit Cooperative Association	(6)	718,000	-
Deferred financing costs	(7)	(48,422)	(83,643)
Total		$8,309,098	$8,858,457

(1)	In May 2018, Beijing REIT entered into a line of credit agreement with CMB. The agreement allows Beijing REIT to borrow a maximum of $4.4 million (RMB 30 million) loans out of this line of credit as working capital between May 3, 2018 and May 2, 2020. During 2018 and 2019, Beijing REIT entered into multiple loan agreements with CMB and the $4.4 million line of credit has been fully used. These loans have term varies from 8 to 12 months and bear fixed interest rates ranging from 5.655% to 10.530% per annum. All of these loans are guaranteed by a third-party guaranty company and the Chairman and Chief Executive Officer of the Company. Gu’an REIT also pledged its property with a carrying value of approximately $1.0 million (RMB 7.2 million) and land use rights with a carrying value of approximately $0.4 million (RMB 3.1million) as collaterals to further secure these loans. As of December 31, 2019, the outstanding balance of the loans was $3,590,000 (RMB 25 million). In April 2020, the loans were repaid in full through cash from operating activities and proceeds received from the buyer in connection with the discontinued operation of Gu’an REIT, and the pledged properties were released.

(2)

In February 2018, Beijing REIT entered into a line of credit agreement with BJB. The agreement allows Beijing REIT to borrow a maximum $2.9 million (RMB 20 million) loans out of this line of credit as working capital. Pursuit to the agreement, BEIT entered into three loan agreements in February, March and April, 2018 with BJB to borrow the full amount. These loans have a term of 12 months and bear fixed interest rates ranging from 5.22% to 5.4475% per annum. All these loans are guaranteed by a third-party guaranty company and the CEO and principal shareholders of the Company. These loans were fully repaid upon maturity.

In fiscal 2019, pursuit to the agreement, Bejing REIT entered into four loan agreements in January, February, April and May, 2019 with BJB to borrow approximately $2.9 million (RMB 20 million) as working capital. These loans have a term of 12 months and bear fixed interest rate of 5.4400% per annum. All these loans are guaranteed by Beijing Zhongguancun Sci-tech Financing Guaranty Co., a third-party guaranty company. These loans were fully repaid upon maturity in January 2020 using the cash generated from the Company’s continuing operations.

(3)

In September 2018, Beijing REIT entered into a bank loan agreement with BOC to borrow approximately $1.5 million (RMB 10 million) as working capital for one year. The loan bears a fixed interest rate of 5.0025% per annum. The loan is also guaranteed by the principal shareholders of the Company and Beijing Zhongguancun Sci-tech Financing Guaranty Co., a third-party guaranty company. The loan was fully repaid upon maturity in 2019.

In June and July 2019, Beijing REIT entered into two bank loan agreements with BOC to borrow approximately $1.5 million (RMB 10 million) as working capital for six and seven months. The loans bear a fixed interest rate of 5.0025% per annum. These loans are also guaranteed by the principal shareholders of the Company and Beijing Zhongguancun Sci-tech Financing Guaranty Co., a third-party guaranty company. The Company repaid approximately $0.7 million (RMB 5 million) before December 31, 2019 and the outstanding loan balance as of December 31, 2019 was $718,000 (RMB 5 million), which was repaid in full upon maturity in 2020 using the cash generated from the Company’s continuing operations.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SHORT-TERM LOANS (continued)

(4)	In December 2018, REIT Changjiang entered into a loan agreement with HHMC to borrow approximately $0.22 million (RMB 1.5 million) as working capital for one year. The loan bears a fixed interest rate of 19.2% per annum. REIT Changjiang pledged its property with a carrying value of approximately $0.2 million (RMB 1.4 million) as collateral. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.04 million (RMB 0.3 million) in December 2019. For the remaining balance of $0.17 million (RMB 1.2 million), the Company entered into a loan extension agreement with HHMC to extend the repayment date to November 11, 2020 with a fixed interest rate of 16‰ per month before May 11, 2020, and a fixed interest rate of 2% per month from May 11,2020 to the actual repayment date.

(5)	In December 2019, REIT Construction entered into a bank loan agreement with CCCA to borrow approximately $0.3 million (RMB 2 million) as working capital for six months. The loan bears a fixed interest rate of 8.5% per annum and is guaranteed by REIT Changjiang. Immediately before the loan maturity date, the Company entered into a loan extension agreement with CCCA to extend the loan repayment date to March 31, 2021.

(6)	In December 2019, REIT Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.7 million (RMB 5 million) as working capital for one year. The loan bears a fixed interest rate of 8.04% per annum. The loan is guaranteed by Beijing REIT.

(7)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from BJB, Beijing REIT incurred valuation and assessment fees. The fee was recorded as deferred financing costs and is being amortized over the term of the associated loan.

For the years ended December 31, 2019, 2018 and 2017, interest expense on all short-term loans amounted to $609,097, $480,452 and $365,964, respectively.

NOTE 15 – LONG TERM BANK LOANS

		December 31, 2019	December 31, 2018
Long-term loans
Changjiang Li Autonomous County Rural Credit Cooperative Association (“CCCA”)	(1)	$8,041,600	$8,578,600
Dongfang Credit Cooperative Association	(2)	718,000	-
Subtotal		8,759,600	8,578,600
Less: current portion of long-term loans		(1,436,100)	(436,200)
Total		$7,323,600	$8,142,400

(1)

In June 2018, REIT Changjiang entered into a loan agreement with CCCA to borrow approximately $8.7 million (RMB $60 million) for the purpose of expansion of its production facilities. The loan has a term of six years from June 19, 2018 to June 19, 2024 with a fixed interest rate of 7% per annum.

REIT Changjiang pledged its land use right of 306,000 square meters and construction in progress on this land, as well as certain production lines as collaterals to secure this loan. RETO and Beijing REIT also pledged their shares in REIT Changjiang of 15.683% and 84.317%, respectively, as collateral to further secure the loan. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.1 million (RMB 1.0 million) in fiscal 2018 and $0.4 million (RMB 3.0 million) in fiscal 2019. As of December 31, 2019, the outstanding balance of this loan was $8,041,600 (RMB 5.6 million). Subsequent to the year end, on May 11, 2020, REIT Changjiang obtained approval from CCCA and amended the loan repayment schedule and the repayment of $287,000 (RMB 2.0 million) which was originally scheduled on June 19, 2020 has been extended to December 19, 2021.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – LONG TERM BANK LOANS (continued)

(2)	In March 2019, REIT Construction entered into a bank loan agreement with Dongfang Credit Cooperative Association to borrow approximately $0.7 million (RMB 5 million) as working capital for two years. The loan bears a fixed interest rate of 9.72% per annum. REIT Construction is required to repay RMB 2 million on March 26, 2020 and RMB 3 million on March 26, 2021. The loan is guaranteed by the CEO and his wife. The Company had repaid $143,600 (RMB 1 million) before September 24, 2020. On September 24, 2020, REIT Construction obtained approval from Dongfang Credit Cooperative Association and amended the repayment schedule to defer the repayment terms of the other $143,600 (RMB 1 million) from March 26, 2020 to January 2021.

For the years ended December 31, 2019, 2018 and 2017, interest on the Company’s long-term bank loans amounted to $612,080, $552,804 and $585,158, respectively.

As of the date of this report, the repayment schedule of the Company’s remaining long-term bank loan is as follows:

	Repayment in RMB	Repayment in USD
March 26, 2020	1,000,000	$143,600
December 19, 2020	6,000,000	861,600
January 31, 2021	1,000,000	143,600
March 26, 2021	3,000,000	430,800
June 19, 2021	6,000,000	861,600
December 19, 2021	9,000,000	1,292,400
June 19, 2022	7,000,000	1,005,200
December 19, 2022	7,000,000	1,005,200
June 19, 2023	7,000,000	1,005,200
December 19, 2023	7,000,000	1,005,200
June 19, 2024	7,000,000	1,005,200
Total	$61,000,000	$8,759,600

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%. Nanjing Dingxuan primarily provides technological services to customers, based on local tax regulation, its taxable income was assessed at 10% of its revenue for both years ended December 31, 2016 and 2015. Nanjing Dingxuan did not receive such favorable income tax rate for the year ended December 31, 2017, 2018 and 2019. The estimated tax savings as a result of the Company’s preferred tax rates for the years ended December 31, 2019, 2018 and 2017 amounted to $0, $86,898 and $266,125, respectively. Per share effect of the tax exemption were $0, $0.004 and $0.01 for the years ended December 31, 2019, 2018 and 2017, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years ended December 31,
	2019	2018	2017
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(2.1)%	(2.4)%	(3.9)%
Non-PRC entities not subject to PRC tax (3)	2.1%	10.5%	6.3%
Research & Development (“R&D”) tax credit (1)	0.4%	(1.4)%	(0.4)%
Non-deductible expenses - permanent difference (2)	(0.1)%	0.5%	0.3%
Change in valuation allowance	(34.4)%	(4.0)%	3.9%
Effective tax rate	(9.1)%	28.2%	31.2%

(1)	According to PRC tax regulations, 175% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

(3)	Represents the tax losses incurred from operations outside of China.

 The breakdown of the Company’s income (loss) before income tax provision is as follows:

	For the Years ended December 31,
	2019	2018	2017
(Loss) income before income tax expense from China	$(12,024,301)	$5,188,649	$8,563,286
Loss before income tax expense from outside of China	(919,853)	(1,492,787)	(1,730,009)
Total income (loss) before income tax provision	$(11,104,448)	$3,695,862	$6,833,277

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred in RETO, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision (benefit) for the years ended December 31, 2019, 2018 and 2017 were as follows:

	For the Years ended December 31,
	2019	2018	2017
Current	$514,664	$1,267,356	$2,327,205
Deferred	492,241	(224,882)	(194,908)
Total	$1,006,905	$1,042,474	$2,132,297

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of December 31, 2019 and 2018 were $0 and $494,280, respectively, which were derived from the temporary difference from provision for doubtful accounts. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. The increases in valuation allowance for the years ended December 31, 2019 and 2018 was approximately $3,696,577 and $224,882.

Deferred tax asset	December 31 2019	December 31, 2018
Provision of doubtful accounts	$3,421,260	$494,280
Tax loss carried forwards	2,306,482	2,031,165
Valuation allowance on tax losses	(5,727,742)	(2,031,165)
	$-	$494,280

(b)	Value added tax

The Company is subject to a value added tax (“VAT”) for selling merchandise. The applicable VAT rate is 13% (starting from May 1, 2018, VAT rate was lowered from 17% to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%) for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	December 31,	December 31,
	2019	2018
VAT tax payable	$302,546	$50,477
Corporate income tax payable	1,445,200	1,050,238
Land use tax and other taxes payable	59,031	55,621
Total	$1,806,777	$1,156,336

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TAXES (continued)

(c)	Taxes Payable (continued)

As of December 31, 2019 and 2018, the Company had accrued tax liabilities of approximately $1.8 million and $1.2 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of December 31,2019. Therefore, there was no interest and penalty accrued as of December 31, 2019 because the Company has not received any penalty and interest charge notice from local tax authorities. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within fiscal 2020 but cannot guarantee such settlement will ultimately occur.

NOTE 17 – COMMITMENTS AND CONTIGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated. As of December 31, 2019, the Company had two outstanding lawsuits regarding quality disputes on equipment and machinery sold to two customers, with an estimated liability in aggregated of $0.2 million (or RMB1.3 million). The Court has not issued final judges on these pending legal proceedings as of the date of this report. However, there is an uncertainty that the likelihood for the Company to win the lawsuits shall be definite. As a result, the Company accrued loss contingency of $0.2 million on these pending legal proceedings, which has been reflected in the Company’s consolidated financial statements for the year ended December 31, 2019. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Guaranties

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is approximately $3.8 million (RMB 25,000,000). The guarantee was still effective as of December 31, 2019.

During the year ended December 31, 2018, REIT Holdings and REIT Changjiang provided guarantee to a related party, Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”) who obtained financing in an amount of RMB 6 million (approximately $0.87 million) from an individual investor through Fusheng (Beijing) Capital Investment Consulting Co., Ltd (“Fusheng Capital”) with an interest rate of 14% per annum. In the event of any legal claims or lawsuits against REIT Holdings and REIT Changjiang due to this guarantee, Mr. Hengfang Li, the Company’s CEO will unconditionally and personally bear all the expenditures and economic losses arising from assuming the above guarantee or make full compensation. The Company believes that any ultimate liability resulting from the outcome of such proceedings, if there is any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity. On January 5, 2019, Shexian Ruibo terminated this financing entrustment contract with Fusheng Capital and the Company’s guarantee has been dissolved.

Contractual commitments

As of December 31, 2019, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$478,915	$177,903	$301,012	$-	$-
Repayment of bank loans	17,068,698	9,745,098	4,308,000	3,015,600	-
Total	$17,547,613	$9,923,001	$4,609,012	$3,015,600	$-

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2019 and 2018 and transactions for the years ended December 31, 2019 and 2018 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	CEO and Chairman of the Board of Directors
Ms. Hong Ma	Wife of the CEO
Reto International Trading Co. Ltd	The owner of the entity holds more than 5% of the Company’s outstanding common stock
Q Green Techcon Private Limited	Owned by the minority Shareholder of REIT India
Shexian Ruibo Environmental Science and Technology Co., Ltd.	The owner of the entity holds more than 5% of the Company’s outstanding common stock
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by the CEO’s wife
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	An entity controlled by the CEO’s wife
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by the CEO

(2)	Due to related parties

As of December 31, 2019 and 2018, the balance of due to related parties were as follows:

	December 31, 2019	December 31, 2018
Mr. Hengfang Li	$405,222	599,890

Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related party consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable – related party
- Reto International Trading Co. Ltd	$469,474	$450,473
Total accounts receivable from related party	$469,474	$450,473

The Company fully collected the December 31, 2019 accounts receivable from related parties as of the date of this report.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – RELATED PARTY TRANSACTIONS (continued)

(4)	Advance to supplier, related party

Advance to suppliers, related party, consisted of the following:

	December 31, 2019	December 31, 2018
Advance to supplier – related party
- Shexian Ruibo Environmental Science and Technology Co., Ltd.	$-	$151,678
Total	$-	$151,678

(5)	Accounts payable to related party

Accounts payables to related parties consisted of the following:

	December 31, 2019	December 31, 2018
Accounts payable – related parties
- Q Green Techcon Private Limited	$1,361,253	$557,584
- Shexian Ruibo Environmental Science and Technology Co., Ltd.	123,796	-
Total	$1,485,049	$557,584

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the years ended December 31,
	2019	2018	2017
Sales to related parties
Zhongrong Honghe Eco Construction Materials Co., Ltd	$-	$56,767	$-
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	-	233,559	-
Hunyuan Baiyang Food Co., Ltd.	83,972	-	-
Reto International Trading Co. Ltd.	-	1,139,440	-
Total	$83,972	$1,940,811	$-

Cost of revenue associated with the sales to these related parties amounted to $54,598, $1,372,302 and $0 for the years ended December 31, 2019, 2018, and 2017, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – RELATED PARTY TRANSACTIONS (continued)

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the years ended December 31,
	2019	2018	2017
Purchase from a relate party
Shexian Ruibo Environmental Science and Technology Co., Ltd.	$-	$5,843,564	$-
Q Green Techcon Private Limited.	2,021,934	-	-
Total	$2,021,934	$5,843,564	$-

(8)	Loan guarantees provided by related parties

The Company’s principal shareholders also provide personal guarantees for certain of the Company’s short-term loans (Note 14) and long-term bank loans (Note 15).

(9)	Guarantees provided to related parties

As disclosed in Note 17 above, on March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is approximately $3.8 million (RMB 25,000,000). The guarantee was still effective as of December 31, 2019.

On November 8, 2018, related party, Shexian Ruibo borrowed RMB 6 million (approximately $0.87 million) from an individual investor through Fusheng (Beijing) Capital Investment Consulting Co., Ltd (“Fusheng Capital”) with an interest rate of 14% per annum, which was guaranteed by REIT Holdings and REIT Changjiang. On January 5, 2019, Shexian Ruibo terminated this financing entrustment contract with Fusheng Capital and accordingly the guarantee has been dissolved.

(10)	Other related party transactions

Subsequent to the year end, on September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo for the acquisition of a 41.67% ownership interest in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.7 million (RMB 18.5 million) and a non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million) (see Note 21).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $2,632,797 and $2,632,797 as of December 31, 2019 and 2018.

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

As disclosed in Note 9 above, On September 5, 2019, the Company entered into a consulting service agreement with FirstTrust and pursuant to the agreement, FirsTrust will assist the Company with strategic initiatives over the service period between August 16, 2019 to August 15, 2020. The Company issued 400,000 of its common shares valued at $448,000 based on the fair market price of the Company’s common stock, at $1.12 per share on September 5, 2020. Stock-based compensation is amortized over the service period. The Company recognized stock-based compensation expense of $168,000 for the year ended December 31, 2019, with the remaining $280,000 recorded as prepaid expense as of December 31, 2019.

Noncontrolling interest

A reconciliation of noncontrolling interest as of December 31, 2019 and December 31, 2018 is as follows:

	December 31,	December 31,
	2019	2018
Beginning balance	$2,267,985	$2,307,727
Proportionate share of net income (loss)	(294,635)	87,064
Foreign currency translation adjustment	(154,490)	(126,806)
Noncontrolling interest, ending balance	$1,818,860	$2,267,985

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SEGMENT REPORTING

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

The following table presents summary information by segments for the Company’s continuing operations for the years ended December 31, 2019, 2018 and 2017, respectively:

	For the year ended December 31, 2019
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$14,049,051	$15,323,690	$178,986	$-	$29,551,727
Cost of goods sold	9,420,539	12,730,843	39,775	-	22,191,157
Gross profit	4,628,512	2,592,847	139,211	-	7,360,570
Interest expense and charges	633,483	562,971	52,922	4,480	1,253,855
Depreciation and amortization	175,142	1,972,980	8,697	-	2,156,819
Capital expenditures	452,327	983,725	18,923	-	1,454,975
Income tax expenses	389,874	617,031	-	-	1,006,905
Segment profit(loss)	(2,982,674)	(7,956,271)	(304,433)	(1,052,740)	(12,296,118)
Segment assets	$19,150,283	$51,280,425	$356,424	$8,111	$70,795,244

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SEGMENT REPORTING (continued)

	For the year ended December 31, 2018
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$9,178,331	$18,805,539	$720,191	$590,808	$29,294,869
Cost of goods sold	2,951,851	11,600,016	537,076	180,505	15,269,448
Gross profit	6,226,480	7,205,523	183,115	410,303	14,025,421
Interest expense and charges	480,676	585,242	473	3,367	1,069,758
Depreciation and amortization	86,005	1,508,016	13,420	-	1,607,441
Capital expenditures	235,417	9,034,223	-	-	9,269,640
Income tax expenses	(243,698)	1,283,697	1,675	800	1,042,474
Segment profit (loss)	772,928	3,613,721	(68,077)	(1,665,184)	2,653,388
Segment assets as of December 31, 2018	$21,607,155	$58,775,391	$716,909	$905,465	$82,004,922

	For the year ended December 31, 2017
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$4,838,230	$19,455,800	$250,422	$1,359,941	$25,904,393
Cost of goods sold	80,907	10,368,972	160,324	432,084	11,042,287
Gross profit	4,757,323	9,086,828	90,098	927,857	14,862,106
Interest expense and charges	368,448	602,090	506	8	971,052
Depreciation and amortization	80,385	1,359,091	-	-	1,439,476
Capital expenditures	116,669	4,500,486	30,940	-	4,648,095
Income tax expenses	403,121	1,486,371	-	242,805	2,132,297
Segment profit (loss)	1,389,269	4,395,631	(82,323)	(1,001,597)	4,700,980
Segment assets as of December 31, 2017	$10,899,522	$60,000,714	$567,030	$9,664,563	$81,131,829

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – SUBSEQUENT EVENTS

Impact of COVID-19

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

From late January 2020 to March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering the products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact the Company’s our results of operations. As COVID-19 was gradually contained in China, the Company’s production and sales activities from the Company’s continuing operations have been gradually returning to normal. However, the COVID-19 continues to have a severe and negative impact on China and the global economy. In light of the current circumstances and available information, for the first ten months of fiscal 2020, the Company’s revenues from continuing operations could be approximately 80% lower as compared to the same period of last year.

Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 outbreak and spread, there is uncertainty that the Company’s revenue and operating cash flows from its continuing operations may be significantly lower than expected for fiscal year 2020 and 2021.

Bank loans

Subsequent to the year end, the Company repaid approximately $3.6 million (RMB 25 million) of loans to CMB, $2.9 million (RMB 20 million) of loans to BJB, $0.7 million (RMB 5 million) of loans to BOC. The Company also repaid $0.1 million (RMB 1 million) to Dongfang Credit Cooperative Association per the loan repayment schedule. The Company also extended approximately $0.2 million (RMB 1.2 million) loan from HHMC, $0.3 million (RMB 2 million) of loan from CCCA (see Note 14), and extended repayment dates for its long-term bank loans (see Note 15).

In addition, on April 8, 2020, Beijing REIT borrowed $0.7 million (RMB 5 million) out of the line of credit agreement with CMB as working capital with annual interest rate of 6.70%. The Company fully repaid this loan in April 2020.

In January 2020, Beijing REIT entered into a loan agreement with BJB to borrow approximately $2.9 million (RMB 20 million). The loan has a term of 12 months and bears a fixed interest rate of 5.43% per annum. The loan is guaranteed by Beijing Zhongguancun Sci-tech Financing Guaranty Co., a third-party guaranty company. The Company repaid $0.7 million (RMB 5 million) on October 9, 2020 and the remaining balance will be repaid upon maturity.

In January and March 2020, Beijing REIT entered into two loan agreements with Nanjing Bank to borrow approximately $1.4 million (RMB 10 million). The loans have a term of 12 months and bear a fixed interest rate of 5.22% per annum. The loans are guaranteed by a third-party guaranty company and the CEO and principal shareholders of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – SUBSEQUENT EVENTS (continued)

Bank loans (continued)

In March 2020, REIT Xinyi entered into a line of credit with Jiangsu Bank, Xinyi Brach, to allow the Company to borrow an aggregate of approximately $0.7 million (RMB 5 million) out of this line of credit as working capital for one year. These loans bear a fixed interest rate of 4.55% per annum. The loan is guaranteed by two officers of REIT Xinyi, Huizhen Hou and Dapeng Zhou. REIT Xinyi also pledged its land use rights with a carrying value of approximately $1.7 million (RMB 12 million) as collateral. REIT Xinyi has received the full amount under this line of credit in March 2020.

Changes in Equity Ownership Interest in Yunan Litu,Yangbi Litu and Litu Ruima

As disclosed in Note 1, on November 7, 2019, Yunnan Litu was jointly established by REIT Eco Engineering and a third-party Dali Zhongrong, to be engaged in providing services in comprehensive ecological restoration projects and sales of environmentally friendly equipment and new materials. REIT Eco Engineering owns 55% of the ownership interest in Yunnan Litu, with the remaining 45% owned by noncontrolling shareholder Dali Zhongrong.

In addition, as disclosed in Note 2, on November 11, 2019, Yangbi Litu was jointly established by REIT Eco Engineering and Yunnan Litu. REIT Eco Engineering owns 55% of the ownership interest in Yangbi Litu, with the remaining 45% equity interest owned by Yunnan Litu. Because the Company’s ownership interest in Yunnan Litu is 55%, which makes the Company holds an aggregate of 79.75% equity interest in Yangbi Litu, directly and indirectly.

On November 11, 2019, Litu Ruima was jointly established by REIT Eco Engineering and Yunnan Litu. REIT Eco Engineering owns 55% of the ownership interest in Litu Ruima, with the remaining 45% equity interest owned by Yunnan Litu. Because the Company’s ownership interest in Yunnan Litu is 55%, which makes the Company holds an aggregate of 79.75% equity interest in Litu Ruima, directly and indirectly. On December 25, 2019, REIT Eco Engineering signed a share transfer agreement with a third party, Shanghai Yincheng Culture Media Co., Ltd., to transfer its 51% of the equity interests of Litu Ruima with no consideration. As a result, the Company’s equity ownership interest in Litu Ruima decreased from 79.75% to 28.75%% as of December 31, 2019.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – SUBSEQUENT EVENTS (continued)

Changes in Equity Ownership Interest in Yunan Litu,Yangbi Litu and Litu Ruima (continued)

On July 13, 2020, REIT Eco Engineering transferred its 55% equity interest in Yunnan Litu to a third-party individual and two third party companies for a nominal price because of the inactive business operation of Yunnan Litu since its inception. After the transaction, the Company no longer owns any equity interest of Yunnan Litu as of the date of this report. As a result, the Company’s equity ownership interest in Yangbi Litu is decreased from 79.75% as of December 31, 2019 to 55% as of the date of this report, and the Company’s equity ownership interest in Yangbi Litu decreased from 28.75% as of December 31, 2019 to 4% as of the date of this report.

Subsequent Equity Investment in Shexian Ruibo

As disclosed in Note 18, Shexian Ruibo is a related party to the Company because the original controlling interest owner of Shexian Ruibo, Beijing Shiji Liandong Environmental Protection Technology Development Co., Ltd. (“Liandong”), holds more than 5% of the Company’s issued and outstanding common shares. On September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo for acquisition of 41.67% of the ownership interest in Shexian Ruibo with a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.7 million (RMB 18.5 million) and non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million). The Company made the cash payment of $2.7 million (RMB 18.5 million) on October 20, 2020.

Common Shares Issued to Directors, Executives and Employees for Services

Pursuant to the Company’s 2018 Incentive Plan, on January 22, 2020, the Company’s board of directors approved the issuance of an aggregate of 685,000 shares of the Company’s common stock with a fair value of $650,750 based on the Company’s stock price of $0.95 per share at grant date, as stock-based compensation to its directors and executives in exchange for their services for the period from January 1, 2020 to December 31, 2021.

In addition, on February 3, 2020, the Company’s board of directors further approved the issuance of 290,000 shares of the Company’s common stock with a fair value of $333,500 based on the Company’s stock price of $1.15 per share at grant date, to award certain employees and one officer, in exchange for their services during the period from January 1, 2020 to December 31, 2021.

Pending Nasdaq Compliance Issues

On September 4, 2020, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of $1.00 per share. Nasdaq has provided the Company with 180 days, or until March 3, 2021, to regain compliance with the minimum bid price requirement by having a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days.

On July 1, 2020, the Company received a letter from Nasdaq notifying the Company that since it has not yet filed its 20-F for the fiscal year 2019 it was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the U.S. Securities and Exchange Commission (the “SEC”). On August 10, 2020, ReTo submitted a compliance plan to Nasdaq, and received an extension notice from Nasdaq stating that the Company has until October 31, 2020 to file its annual report on Form 20-F for the year ended December 31, 2019 to regain compliance with Nasdaq Listing Rule 5250(c)(1).