Form 20-F
period 2020-12-31
ReTo Eco-Solutions, Inc.
filed 2021-05-14
CIK 1687277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,135,000 outstanding common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

ii

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

iii

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

iv

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A.	Selected Financial Data.

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheets data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

Statement of operations data:

	For the Years ended December 31,
	2020	2019	2018

Revenues – third party customers	$9,506,412	$29,467,755	$27,354,058
Revenues – related parties	228,088	83,972	1,940,811
Total Revenues	9,734,500	29,551,727	29,294,869

Cost of revenues – third party customers	8,429,103	22,136,559	13,897,146
Cost of revenues – related parties	148,034	54,598	1,372,302
Total cost of revenues	8,577,137	22,191,157	15,269,448
Gross Profit	1,157,363	7,360,570	14,025,421

Operating Expenses
Selling expenses	1,282,299	1,308,436	1,902,323
General and administrative expenses	4,639,879	3,954,024	4,976,118
Bad debt expenses	5,729,544	8,331,344	1,724,133
Impairment of fixed assets	2,618,831	1,490,298	-
Research and development expenses	334,904	438,371	656,563
Total Operating Expenses	14,605,457	15,522,473	9,259,137

(Loss) income from Operations	(13,448,094)	(8,161,903)	4,766,284

Other Income (expenses):
Interest expense	(1,544,515)	(1,253,855)	(1,069,758)
Interest income	(25)	4,549	5,940
Impairment of acquisition deposit	-	(2,172,000)	-
Other income (expenses), net	430,730	293,996	(6,604)
Total Other Expenses, net	(1,113,810)	(3,127,310)	(1,070,422)

(Loss) income before provision for income taxes	(14,561,904)	(11,289,213)	3,695,862
Provision for income taxes	569,974	1,006,905	1,042,474
Net (loss) income from continuing operations	(15,131,878)	(12,296,118)	2,653,388
Net (loss) income from discontinued operations of Gu’an REIT	-	(2,801,131)	1,914,294
Gain From Disposal of Gu’an	2,231,270	-	-
Net (Loss) Income	(12,900,608)	(15,097,249)	4,567,682

Less: net (loss) income attributable to noncontrolling interest	(1,126,845)	(294,635)	87,064
Net (loss) income attributable to ReTo Eco-Solutions, Inc.	$(11,773,763)	$(14,802,614)	$4,480,618

Net (loss) Income	$(12,900,608)	$(15,097,249)	$4,567,682
Other Comprehensive (loss) income:
Foreign currency translation adjustment:	1,923,316	(576,743)	(3,015,577)
Comprehensive (Loss) Income	(10,977,292)	(15,673,992)	1,552,105
Less: comprehensive (loss) income attributable to noncontrolling interest	(1,132,148)	(449,125)	(39,742)
Comprehensive (loss) income attributable to ReTo Eco-Solutions, Inc.	$(9,845,144)	$(15,224,867)	$1,591,847

Balance sheet data:

	As December 31
	2020	2019	2018
Current assets	$13,279,510	$25,464,247	$29,521,952
Total assets	$57,974,073	$70,795,244	$82,004,922
Current liabilities	$22,994,786	$25,215,769	$20,681,667
Total liabilities	$30,012,252	$32,840,381	$28,824,067
Total equity	$27,961,821	$37,954,863	$53,180,855
Shares outstanding	24,135,000	23,160,000	22,760,000

Exchange Rate Information

We conduct our business in China and maintain the financial records of China Operating Companies in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2020 and 2019 were translated at RMB6.5250  to $1.000 and RMB 6.9618 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2020, 2019 and 2018 were RMB 6.9042, RMB 6.9081 and RMB 6.6090 to $1.00, respectively.

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

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, for the years ended December 31, 2020 and 2019, our compensation and benefit costs for our employees were approximately $3.4 million and $3.2 million, respectively. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the years ended December 31, 2020, 2019 and 2018, the Company purchased approximately 43%, 25% and 28% of its raw materials from one major supplier, respectively. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We face substantial inventory risk, which if such risk is not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

As of December 31, 2020, our inventory from continuing operations was $730,207. Inventory turnover associated with our continuing operations for the fiscal 2020 was 34 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

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

At the end of December 31, 2020 and 2019, our net accounts receivable associated with our continuing operations were $3,422,578 (including accounts receivable from third party customers of $3,220,504 and accounts receivable from related party customers of approximately $202,074) and $11,721,476 (including accounts receivable from third party customers of $11,252,002 and accounts receivable from related party customers of approximately $469,474), respectively. These amounts represented 35% of our total revenues from continuing operations in 2020 and 40% of our total revenues from continuing operations in 2019. For the year ended December 31, 2020 our accounts receivable turnover associated with our continuing operations was 284 days, and 161 days for the same period in 2019.

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

The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2020 and 2019 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

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

We had approximately $15.9 million in bank loans loan outstanding as of December 31, 2020 (including $6.7 million short-term bank loans, $2.9 million current portion of long-term bank loans and $6.3 million long-term bank loans). The loans are held at multiple banks, and all of the debt is guaranteed by third-party guaranty companies and certain company officers. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

We guaranteed related party loans, which may subject us to losses should we have to make our commitments under the guaranty, which could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

In addition, on March 17, 2017, REIT Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is approximately $3.8 million (RMB 25,000,000). The guarantee was still effective as of December 31, 2020. Should we have to make our commitments under this guaranty, it may subject us to losses, which may result in a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

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

Our eco-friendly construction materials and projects are primarily used in the construction industry. Our business is in line with China’s current focus on environmental protection policies, specifically the 14th Five-Year Plan (2021-2025). However, should China alter its environmental policies towards less regulation, we believe demand for our eco-friendly construction materials and equipment will decrease, adversely impacting our results of operations, cash flows and financial position.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. We have incurred net loss in 2020 and 2019, we cannot assure that our operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Beijing REIT, REIT Ecological and REIT Yancheng for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT, REIT Ecological and REIT Yancheng. See “Dividend Policy.”

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2020, and December 31, 2019, the accumulated appropriations to statutory reserves amounted to $2,386,119 and $2,632,797, respectively.

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

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel has given us the following advice, based on their understanding of current Chinese laws and regulations:

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2020, 2019 and 2018, we had a positive adjustment of $1,923,316, and a negative adjustment of $576,743 and $3,015,577 respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Besides, Fluctuation of the Renminbi could materially affect our financial condition and results of operations. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. See “Exchange Rate Information.”

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

Beijing REIT obtained the Hi-Tech Enterprise Certificate and was entitled to a preferential income tax rate of 15% for 2015 and 2016. The 15% tax rate is less than the standard 25% income tax rate in China. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue was exempt from income tax in fiscal 2015. The Company did not receive the similar exemption in fiscal 2017. On December 2, 2019 Beijing REIT obtained the Hi-Tech Enterprise Certificate and was entitled to a preferential income tax rate of 15% for the next 3 years. The estimated tax savings as a result of the Company’s tax benefits for the years ended December 31, 2020, 2019 and 2018 amounted to $60,034, $0 and $86,898 respectively. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Beijing REIT is no longer entitled to receive this tax exemption, its applicable tax rate will increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for eco-friendly construction materials could increase the burden of manufacturing and selling these materials in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

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

The China Operating Companies are subject to the Regulation on HPF. Accordingly, if the China Operating Companies fail to make adequate HPF contributions for their employees, such failure may give rise to a private cause of action (complaints) by such individual(s) against the relevant China Operating Companies. All of the China Operating Companies have registered with relevant HPF authorities in the PRC (except Dingxuan, REIT Ecological, Horgos Ta-REIT and REIT Yancheng which currently do not have any full-time employees and have not opened an HPF account as of the date of this annual report), but have not made adequate HPF contributions for some of their employees. We estimate the amount of HPF contributions that the applicable China Operating Companies did not make, but should have made for the year ended December 31, 2020 were less than $20,000. As of the date of this annual report, the Company has not received any notice, demand or order from the competent authorities nor any claims or complaints from current or former employees regarding our non-compliance in this regard. In addition, Mr. Li has executed a indemnity agreement in favor of the China Operating Companies on September 30, 2017, pursuant to which he agreed to indemnify the China Operating Companies in full against any losses and penalties that they may suffer as a result of the non-payment of HPF contributions. To the extent any of the China Operating Companies are required to make such payments in full, such payments may have adverse financial or operational impact on the Company. In addition, the China Operating Companies may be subject to labor disputes or complaint from current or former employees.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on November 29, 2017, the trading price of our common shares has ranged from $12.75 to $0.55 per common share, and the last reported trading price on May 13, 2021 was $1.01 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Prior to our initial public offering in 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified relate to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review process by management, which led to material audit adjustments for the year ended December 31, 2020and (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations (ii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iv) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

REIT Changjiang was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). REIT Changjiang is engaged in hauling and processing construction and mining waste, with which it produces recycled aggregates and bricks for environmental-friendly uses. REIT Changjiang has been our wholly-owned subsidiary since December 31, 2017.

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

On January 2, 2020, Beijing REIT signed a share transfer agreement with third party, Hebei Huishitong Techonology Inc. (“Huishitong”), to sell 100% of its ownership interest in Gu’an REIT to Huishitong for total consideration of RMB 39.9 million (approximately $5.7 million). As of December 31, 2019, the Company received RMB 9.7 million ( approximately $1.5 million ) from Huishitong as an acquisition deposit. In 2020, the Company received an additional RMB 26.6 million (approximately $4.1 million). Pursuant to the supplemental share transfer agreement, Huishitong shall make the remaining payment of RMB 3.6 million (approximately $0.6 million) to the Company before June 30, 2021.

On July 13, 2020, ReTo transferred its 55% equity interests in Yunnan Litu to third parties for a nominal price given the inactivity of Yunnan Litu’s business operations since its inception and ReTo’s ongoing focus on its own organic business growth.

On September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo for the acquisition of 41.67% of the equity interests in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.7 million (RMB 18.5 million) and non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million). Beijing REIT made the cash payment of $2.7 million (RMB 18.5 million) on October 20, 2020 and the six patents had been transferred to Shexian Ruibo prior to September 15, 2020.

On January 29, 2021, the Company announced that it received State-backed funding with the launch of its second high-visibility Beijing Winter Olympics Competition Zone project. The latest project launch follows ReTo’s successful August 2020 launch of a state-of-the-art wastewater treatment solution, as part of the Yanqing-to-Chongli Expressway, connecting the two competition zones for the 2022 Beijing Winter Olympics in the Yanqing district of Beijing and the Chongli district of Zhangjiakou.

On March 1, 2021, the Company entered into a securities purchase agreement with an accredited investor to place a Convertible Debenture with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,300,000, provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

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

Beijing REIT was founded in 1999 by our Chief Executive Officer, Hengfang Li. Mr. Li has approximately 20 years of experience in the construction materials and construction materials manufacturing equipment industries. Our principal office is located in Beijing, China. As of May 13 2021, we employed 132 people on a full-time basis. We have 19 employees in management, 24 employees in sales and marketing, 15 employees in research and development, 47 employees in manufacturing and installation and 27 employees in administration.

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

In addition, our Chief Executive Officer, Hengfang Li, was named one of the “One Hundred Outstanding People of China” in 2005 by China Celebrity Association. Mr. Li was recognized as one of the “Influential People of Fly-Ash Industry” in 2006 by fenmeihui.org. Mr. Li was awarded as “Leader of Building Materials and Machinery Enterprises of the National 11th Five-Year Plan” in 2011 by China Building Material Machinery Association. In addition, Mr. Li and our chief technology officer, Mr. Zhizhong Hu were recognized as “Advanced People of National Reuse Technology” in 2011 by China Association of Circular Economy. We believe our industry awards, reflect widespread recognition of our stature and success in our industry as well as the quality of our service and products.

Industry and Market Background

Construction Market and Opportunity

China is the world’s largest construction market, and its construction market is expected to continue to grow for the near future, despite economic growth slowing in China. Further, while China’s construction industry only grew around 4.5% in 2018, China is expected to maintain its position as the world’s largest construction market for the near future and its share of the global construction market is expected to reach 26% by 2025. This growth results in large part from the continued increased urbanization in China and its National New-type Urbanization Plan, which envisions 60% of China’s population living in cities by 2020. This urbanization trend is a key factor in the Chinese government’s emphasis on green building to conserve resources. Focusing on buildings is a key element of its national strategy. We believe our eco-friendly construction materials will be in greater demand than traditional materials as the Chinese construction market continues to grow and the Chinese government increases its focus on reducing the environmental impact of building activities.

Sponge Cities

Despite the recent slowing of the growth of China’s construction industry, we believe there is a significant market opportunity to expand our business due to, among other things, China’s recent environmental initiatives.

In summer 2020, more than 27 provinces in China were affected by flooding. The drainage system in China wasn’t built for extreme weather conditions. Flooding is expected to increase in the future with cities growing larger and climate change causing more extreme weather. One solution is to retrofit existing drainage systems with larger pipes and more efficient systems. However, this is the most expensive and disruptive solution to the problem. To help combat this problem with a quicker, less expensive and less disruptive solution, Chinese scientists and politicians have proposed increased use of “sponge cities” or features of sponge cities. A sponge city is an urban environment where rain is captured, controlled and reused, rather than funneling the water away. In China, a “sponge city” refers to the “sustainable concept of city including flood control and water conservation,” according to the Opinions of the General Office of the State Council. The recycled water can be used for such purposes as refilling aquifers and for irrigation. In some instances, the recycled water can be used for drinking or flushing toilets when properly treated. Sponge cities will also help combat China’s water scarcity problem. About half of China’s 657 cities are considered water scarce or severely water scarce by UN measures.

In March 2021, China announced its 14th Five-Year Plan (2021-2025), which, among other matters, attempts to improve the flood-resistant infrastructure among Chinese cities and further expanding the concept of sponge city , and take comprehensive and systematic measures on restoring natural wetland and water preservation system. China’s five-year plans are blueprints containing the country’s social, economic, and political goals. They encompass and intertwine with existing policies, regional plans, and strategic initiatives. A five-year plan signals the Chinese government’s vision for future reforms and communicates this to other parts of the bureaucracy, industry participants and Chinese citizens. It is a living document that will go through constant revision over the next five years. The 14th Five Year Plan continues to highlighted water conservation as its top priority in the nation’s infrastructure network and emphasized water resource management, water ecology remediation and environmental water protection.

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

Our Strategies

Our objective is to become the leading provider of eco-friendly construction materials and equipment. To achieve this goal, we are pursuing the following strategies:

Market Opportunity. China’s 14th Five-Year Plan (2021-2025)  promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term. The 14th Five-Year Plan offers opportunities for the private sector to support China’s environmental goals of water resource management, water ecology remediation and environmental protection of water, such as through the construction of sponge cities and the use of eco-friendly construction materials. Presently, we are able to serve all facets of sponge city construction through our construction materials that are used in construction, our equipment that can produce the construction materials and our general contracting expertise.

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

Traditional bricks in China consist primarily of clay, which is mixed with water and silt, pressed into a mold for shaping, then fired in a kiln, or furnace. We use reclaimed fly-ash and iron tailings primarily as a substitute for clay. Through vibration technology, with these raw materials inputted, the finished products can come out with different shape and types. Since the whole production is cured without fire, this process has the benefits of less space required for production and less pollution generated to the environment. We believe fly-ash and iron tailings reduce both the density and heat conductivity of our construction materials without sacrificing their durability and strength. Our construction materials’ density and strength meet or exceed China National standards. In addition, because we use fly-ash and iron tailings in the manufacturing process, we believe our construction materials are consistent with China’s recent environmental protection policies, such as energy conservation included in the 2016 China’s 14th Five-Year Plan (2021-2025).

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

Customers

Our eco-friendly construction materials are only sold in China. Sales of construction materials accounted for $3.1 million, $15.3 million and $18.8 million of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. We have international customers located in Asia, India, the Middle East, North Africa and North America for our manufacturing equipment. The following is a summary of our total revenues from our continuing operations by geographic market for each of the last three years for our manufacturing equipment used to produce construction materials.

Region	2020	2019	2018
Middle East	$-	$240,375	$1,874
India	2,120,381	401,768	348,924
Pakistan	-	64,723	90,500
China	3,603,587	13,342,185	7,594,516
North Africa	-	-	1,139,440
Maldives	804,112	-	3,077
Total	$6,528,080	$14,049,051	$9,178,331

As of December 31, 2020 and 2019, no single customer accounts for more than 10% of the Company’s consolidated accounts receivable.

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

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the years ended December 31, 2020, 2019 and 2018, we spent $334,904, $438,371 and $656,563, respectively, on research and development associated with our continuing operations. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

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

In 2013, we focused our research and development policies on our full-automatic production lines, to enrich the types of eco-friendly construction materials we offer, and to try and improve our market share. In 2014, we focused our research and development policies on improving our technology skills to try and keep with the level of our international competitors of manufacturing equipment. In addition, we focused on developing an effective wet-forming technology and vibration molding techniques. In 2015 and subsequent years, we focused and will focus our research and development polices on comprehensive treatment of solid waste for use in eco-friendly construction materials, recycling technologies, new eco-friendly construction materials, and heat preservation and energy conservation products.

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

For the years ended December 31, 2020, 2019 and 2018, the Company purchased approximately 43%, 25% and 28% of its raw materials from one major supplier. If we are unable to purchase from these primary suppliers, we do not expect we would face difficulties in locating other suppliers at substantially the same prices.

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

Our China counsel has advised us that, based on their understanding of the current Chinese laws and regulations:

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

Overview

Our business consists of four business segments, including machinery and equipment production and sales, construction materials production and distribution, municipal construction projects and technological consulting and other services, which accounted for 67%, 32%, 1% and 0% of our total revenue from our continuing operations for the year ended December 31, 2020, respectively, for 48%, 52%, 0% and 0% of our total revenue from our continuing operations for the year ended December 31, 2019, respectively, and 31%, 64%, 3% and 2% of our total revenue from our continuing operations for the year ended December 31, 2018, respectively.

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

Our environmentally-friendly construction materials are made from mining waste (iron tailings) and fly-ash and are used for ground works, landscaping, hydraulic engineering projects and wall projects. As of December 31, 2020, our production facilities included factories operated by REIT Changjiang and REIT Xingyi.

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

Our domestic customers are throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally from our continuing operations accounted for approximately 99% and 1%, respectively, of our total sales for the year ended December 31, 2020, approximately 98% and 2%, respectively, of our total sales for the year ended December 31, 2019, approximately 91% and 9%, respectively, and of our total sales for the year ended December 31, 2018. As of December 31, 2020, our products have been sold in 5 countries.

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

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering the products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact the Company’s our results of operations. As COVID-19 was gradually contained in China, the Company’s production and sales activities from our continuing operations have been gradually returning to normal. However, the COVID-19 continues to have a severe and negative impact on China and the global economy. In light of the current circumstances and available information, for fiscal 2020, the Company’s revenues decreased 67.1% as compared to last year.

Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for fiscal year 2021.

Pending Nasdaq Compliance Issues

On September 4, 2020, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of $1.00 per share. Nasdaq has provided the Company with 180 days, or until March 3, 2021, to regain compliance with the minimum bid price requirement by having a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. As a result of the Company’s common shares closing with a bid price of at least $1.00 for 18 consecutive days from February 4 through March 2, 2021, on March 3, 2021, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

Recent Development

On March 1, 2021, the Company entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,300,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

On April 5, 2021 and May 10, 2021, the Debenture Holder entered into a waiver pursuant to which that the Debenture Holder agreed to extend the effectiveness deadline of the registration statement to March 31, 2021 for a consideration of 75,000 common shares.

Results of Operations from Our Continuing Operations

Comparison of Operation Results from continuing operations for the Years Ended December 31, 2020, 2019 and 2018

The following table summarizes the results of our continued operations during the fiscal years ended December 31, 2020, 2019 and 2018, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2020		2019
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$9,506	98%	$29,468	100%	$(19,961)	(68)%
Revenue- related party customers	228	2%	84	-%	144	172%
Total revenue	9,735	100%	29,552	100%	(19,817)	(67)%
Cost of revenues- third party customers	8,429	87%	22,136	75%	(13,707)	(62)%
Cost of revenues – related parties	148	2%	55	-%	93	171%
Total cost of revenues	8,577	88%	22,191	75%	(13,614)	(61)%
Gross profit	1,157	12%	7,361	25%	(6,203)	(84)%
Operating expenses:
Selling expenses	1,282	13%	1,308	4%	(26)	(2)%
General and administrative expenses	4,640	48%	3,956	13%	686	17%
Bad debt expenses	5,730	59%	8,331	28%	(2,602)	(31)%
Impairment of fixed assets	2,619	27%	1,490	5%	1,129	76%
Research and development expense	335	3%	438	1%	(103)	(24)%
Total operating expenses	14,605	150%	15,523	53%	(917)	(6)%
Income from operations	(13,448)	(138)%	(8,162)	(28)%	(5,286)	65%
Other income (expenses)
Interest expense, net	(1,545)	(16)%	(1,254)	(4)%	(291)	23%
Interest income	-	-%	5	-%	(5)	(101)%
Recovery (impairment) of acquisition deposit	-	-%	(2,172)	(7)%	2,433	(112)%
Other income (expense), net	431	4%	294	1%	(124)	(42)%
Total other expenses	(1,114)	(11)%	(3,127)	(11)%	2,014	(64)%
(Loss) Income before income taxes	(14,562)	(150)%	(11,289)	(38)%	(3,273)	29%
Provision for income taxes	570	6%	1,007	3%	(437)	(43)%
Net loss from continuing operations	$(15,132)	(155)%	$(12,296)	(42)%	$(2,836)	(23)%
Net loss from discontinued operations	-	%	(2,801)	(9)%	2,801	(100)%
Gain from disposal of Gu’an	2,231	23%	-	%	2,231	-%
Net loss	$(12,901)	(133)%	$(15,097)	(51)%	$2,197	(15)%

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$29,468	100%	$27,354	93%	$2,114	8%
Revenue- related party customers	84	0%	1,940	7%	(1,856)	(96)%
Total revenue	29,552	100%	29,294	100%	258	1%
Cost of revenues- third party customers	22,136	75%	13,897	47%	8,239	59%
Cost of revenues – related parties	55	0%	1,372	5%	(1,317)	(96)%
Total cost of revenues	22,191	75%	15,269	52%	6,922	45%
Gross profit	7,361	25%	14,025	48%	(6,664)	(48)%
Operating expenses:
Selling expenses	1,308	4%	1,902	6%	(594)	(31)%
General and administrative expenses	3,956	13%	4,976	17%	(1,020)	(20)%
Bad debt expenses	8,331	28%	1,724	6%	6,607	383%
Impairment of fixed assets	1,490	5%	-	-%	1,490	-%
Research and development expense	438	1%	657	2%	(219)	(33)%
Total operating expenses	15,523	53%	9,259	32%	6,264	68%
Income (loss) from operations	(8,162)	(28)%	4,766	16%	(12,928)	(271)%
Other income (expenses)
Interest expense, net	(1,254)	(4)%	(1,070)	(4)%	(184)	17%
Interest income	5	0%	7	0%	(2)	(29)%
Impairment of acquisition deposit	(2,172)	(7)%	-	-%	(2,172)	-%
Other income (expense), net	294	1%	(7)	0%	301	(4300)%
Total other expenses	(3,127)	(11)%	(1,070)	(4)%	(2,057)	192%
(Loss) Income before income taxes	(11,289)	(38)%	3,696	13%	(14,985)	(405)%
Provision for income taxes	1,007	3%	1,042	4%	(35)	(3)%
Net (loss) income from continuing operations	$(12,296)	(42)%	$2,654	9%	$(14,950)	(563)%
Net (loss) income from discontinued operations	(2,801)	(9)%	1,914	7%	(4,715)	(246)%
Net (loss) income	$(15,097)	(51)%	$4,568	16%	$(19,665)	(430)%

Revenues from continuing operations

Our total revenues from continuing operations decreased by approximately $19.8 million, or 67%, to approximately $9.7 million for the year ended December 31, 2020 from approximately $29.6 million for the year ended December 31, 2019. Among our total revenue, revenue from third party customers decreased by $20.0 million or 68% from approximately $29.5 million in 2019 to approximately $9.5 million in 2020, while revenue from related party customers increased by $0.1 million or 172% from approximately $83,972 in 2019 to $228,088 in 2020. The decrease in our total revenue from continuing operations was mainly due to impact of COVID-19.

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

The following table summarizes the results of revenues from our continuing operations by business segments for the fiscal years ended December 31, 2020, 2019 and 2018:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	December 31, 2020		December 31, 2019		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$6,528	67%	$14,049	48%	$(7,521)	(54)%
Construction materials	3,100	32%	15,324	52%	(12,224)	(80)%
Municipal construction	107	1%	179	-%	(72)	(40)%
Total	$9,735	100%	$29,552	100%	$(19,817)	(67)%

	December 31, 2019		December 31, 2018		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$14,049	48%	$9,178	31%	$4,871	53%
Construction materials	15,324	52%	18,805	64%	(3,481)	(19)%
Municipal construction	179	-%	720	3%	(541)	(75)%
Technological consulting services	-	-%	591	2%	(591)	(100)%
Total	$29,552	100%	$29,294	100%	$258	1%

Machinery and Equipment

Revenue from machinery and equipment sales in our continuing operations decreased by approximately $7.5 million, or 54%, from approximately $14.0 million for the year ended December 31, 2019 to approximately $6.5 million for the year ended December 31, 2020. The decrease is mainly due to deteriorated market under the impact of COVID-19.

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

Construction materials

Sales of our environmental-friendly construction materials in our continuing operations decreased by $12.2 million or 80% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The decrease was mainly due to deteriorated market under the impact of COVID-19.

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

Municipal construction

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects in our continuing operations decreased by approximately $72,000 in fiscal 2020 as compared to fiscal 2019. Revenue from municipal construction projects in our continuing operations decreased by $0.5 million in fiscal 2019 as compared to fiscal 2018 because we completed existing construction projects in the beginning of the fiscal 2019 and we did not obtain the bid for additional new construction projects after that, which resulted in a decrease in our revenue in this segment in 2019.

Technological consulting services

We started to provide environmental-protection related consulting services to customers in the second half of 2016. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports review and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. Revenue from our consulting service agreements with our customers normally range from approximately $100,000 to $250,000 per agreement. We did not provide any environmental-protection related consulting services to customers in 2020 and 2019 and no revenue was reported from this segment in 2020 and 2019. Revenue from this segment amounted to approximately $591,000 in 2018.

Cost of revenues for continuing operations

Our total cost of revenues from our continuing operations decreased by approximately $13.6 million or 61% to approximately $8.6 million for the year ended December 31, 2020 from approximately $22.2 million for the year ended December 31, 2019. Cost of revenues from third party customers decreased by $13.7 million or 62% from approximately $22.1 million in 2019 to approximately $8.4 million in 2020, while cost of revenues from related party customers increased by $93,000 or 171% from approximately $55,000 in 2019 to approximately $148,000 in 2020. The decrease in our total cost of revenue was in line with revenue decrease. As a percentage of revenues, the cost of revenues increased by 13% to 88% in fiscal 2019 from 75% in fiscal 2019.

Our total cost of revenues from our continuing operations increased by approximately $6.9 million or 45% to approximately $22.2 million for the year ended December 31, 2019 from approximately $15.3 million for the year ended December 31, 2018. Cost of revenues from third party customers increased by $8.2 million or 59% from approximately $13.9 million in 2018 to approximately $22.1 million in 2019, while cost of revenues from related party customers decreased by $1.3 million or 96% from approximately $1.4 million in 2018 to only $54,598 in 2019. The increase in our total cost of revenue was mainly due to the increase of the costs associated with our construction materials sales,as affected by more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction. In addition, we suspended the manufacturing of our machinery and equipment under Gu’an REIT since October 2019 as a result of the government’s mandatory requirement to move all manufacturing plants out of Beijing areas. This led us to purchase certain machinery and equipment from third party suppliers at higher costs in order to fulfill customer orders during November to December 2019 period. As a percentage of revenues, the cost of revenues increased by 23% to 75% in fiscal 2019 from 52% in fiscal 2018.

Gross profit from continuing operations

Our gross profit from our continuing operations decreased by approximately $6.2 million, or 84%, to approximately $1.2 million for the year ended December 31, 2020 from approximately $7.4 million for the year ended December 31, 2019. Gross profit margin from our continuing operations was 12% for fiscal 2020, as compared with 25% for fiscal 2019. The decrease in gross profit margin from our continuing operations by 23% was primarily attributable to: (1) we have to offer competitive price for our products in light of the deteriorated market environment; (2)higher raw material price in fiscal 2020.

Our gross profit from our continuing operations decreased by approximately $6.7 million, or 48%, to approximately $7.4 million for the year ended December 31, 2019 from approximately $14.0 million for the year ended December 31, 2018. Gross profit margin from our continuing operations was 25% for fiscal 2019, as compared with 48% in fiscal 2018. The decrease in gross profit margin from our continuing operations by 23% was primarily attributable to: (1) decreased gross profit in machinery and equipment segment due to higher purchase costs incurred when we outsource and purchased certain machinery and equipment from third party suppliers in order to fulfill customer orders when we suspended our manufacturing activities under Gu’an REIT in late 2019. In order to compete in the fierce market and maintain the market share, we have to offer competitive price for our products, which is not correlated with the increased cost of raw materials, therefore, resulting in the reduced gross margin and gross profit; (2) decreased gross profit in construction material segment due to higher raw material costs and production costs.

Our gross profit and gross margin by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2020		2019		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$2,098	32%	$4,629	33%	$(2,530)	(55)%
Construction material	(1,037)	(33)%	2,593	17%	(3,630)	(140)%
Municipal construction	97	90%	139	78%	(43)	(31)%
Total	$1,158	12%	$7,361	25%	$(6,203)	(84)%

	2019		2018		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$4,629	33%	$6,226	68%	$(1,597)	(26)%
Construction material	2,593	17%	7,206	38%	(4,613)	(64)%
Municipal construction	139	78%	183	25%	(44)	(24%
Technological consulting services	-	-	410	69	(410)	(100)%
Total	$7,361	25%	$14,025	48%	$(6,664)	(48)%

Machinery and Equipment

Gross profit for machinery and equipment products in our continuing operations decreased by approximately $2.5 million to approximately $2.1 million for the year ended December 31, 2020 as compared to $4.6 million for the year ended December 31, 2019. Gross profit margins for this segment were 32% and 33%, respectively for fiscal 2020 and 2019.

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

Construction materials

Gross loss for construction materials in our continuing operations was approximately $1.0 million for the year ended December 31, 2020 compared to a gross profit of approximately $2.6 million for the year ended December 31, 2019. The gross profit margin for this segment was approximately negative 33% for the year ended December 31, 2020 as compared to 17% for the year ended December 31, 2019. The gross margin decrease was mainly due to higher costs of raw materials and higher production costs as affected by more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction.

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

Municipal construction

Gross profit for the municipal construction project segment from our continuing operations was $0.1 million, $0.1 million and $0.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Technological consulting services

Gross profit for consulting services from our continuing operations was $Nil, $Nil and $0.4 million in 2020, 2019 and 2018.

Selling expenses from continuing operations

For fiscal 2020, our selling expenses from our continuing operations were $1.3 million, representing a slight decrease from $1.3 million in fiscal 2019. As a percentage of sales, our selling expenses were 13% and 4% for the years ended December 31, 2020 and 2019, respectively.

For fiscal 2019, our selling expenses from our continuing operations were $1.3 million, representing a 31% decrease from $1.9 million in fiscal 2018. The decrease was mainly due to lower sales commissions, advertising costs and shipping and handling fees in fiscal 2019. As a result our decreased sales revenue from construction materials, sales commission paid to our sales personnel to promote the sales decreased. The decrease in shipping and handling fees was mainly due to decreased sales. As a percentage of sales, our selling expenses were 4% and 7% for the years ended December 31, 2019 and 2018, respectively.

General and administrative expenses from continuing operations .

For fiscal 2020, our general and administrative expenses from our continuing operations were $4.6 million, representing an approximate decrease of $0.7 million compared to approximately $4.0 million in fiscal 2019. The increase in general and administrative expenses was mainly due to increased consulting and professional fees. As a percentage of revenues, general and administrative expenses were 48% and 13% of our total revenues for the years ended December 31, 2020 and 2019, respectively.

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

Bad debt expenses

For fiscal 2020, our bad debt expenses from our continuing operations were $5.7 million, representing an decrease of approximately $2.6 million as compared to $8.3 million in fiscal 2019. We incurred significant bad debt expenses on uncollectible accounts receivable and advance payments due to change in market conditions as affected by the COVID-19 outbreak and spread. As a percentage of revenues, bad debt expenses were 59% and 28% of our total revenues for the years ended December 31, 2020 and 2019, respectively.

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

Due to the collection difficulty arising from the COVID-19 outbreak and spread, we reassessed our collectability and adjusted our bad debt policy. For accounts receivable aged from 4 to 6 months, a 10% bad debt reserve has been applied against the outstanding balance; for accounts receivable aged above 7 months, a 100% bad debt reserve has been applied against the outstanding balance as of December 31, 2020. Below is the aging schedule of accounts receivable as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
Accounts Receivable Age:
Less than 3 months	$2,533,525	$5,387,285
From 4 to 6 months	686,175	4,107,880
From 7 to 9 months	408,037	4,284,179
From 10 to 12 months	160,761	3,397,470
Over 1 year	14,351,922	5,669,030
Bad debt reserve	(14,717,842)	(11,124,368)
Accounts Receivable, net	$3,422,578	$11,721,476
Less: Accounts Receivable, net - related party	202,074	(469,474)
Accounts Receivable, net - third parties	$3,220,504	$11,252,002

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

Research and development expenses.

Our research and development expenses from our continuing operations were approximately $0.3 million, $0.4 million and $0.7 million years ended December 31, 2020, 2019 and 2018, respectively.

Impairment of fixed assets

During the year ended December 31, 2020 and 2019, given the Company’s net loss position, the Company further assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an additional impairment of approximately $2.6 million and $1.5 million on its fixed assets from our continuing operations for the year ended December 31, 2020 and 2019.

Interest expense

Our interest expenses from our continuing operations were approximately $1.5 million, $1.3 million and $1.1 million years ended December 31, 2020, 2019 and 2018, respectively. The slight increased in interest expenses for fiscal 2020 as compared to fiscal 2019 was because of higher weighted average interest rate for 2020.

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

Other income (expense)

Other income amounted to approximately $0.4 million in fiscal 2020, mainly represents approximately $261,000 acquisition deposit received (impaired in 2019) and government subsidy. We had other income of approximately $0.3 million from our continuing operations in fiscal 2019, mainly due to approximately $0.3 million government subsidy and we recognized certain balances over three years in customer advance as other income. We had other expense of $6,604 in fiscal 2018.

Loss before income taxes

Our loss before income taxes from our continuing operations was approximately $14.6 million for the year ended December 31, 2020, an increase of approximately $3.3 million as compared to loss before income taxes of approximately $11.3 million for the year ended December 31, 2019. The increase in our loss before income taxes was primarily attributable to increased costs and expenses as discussed above.

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

Provision for income taxes for continuing operations

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%.

The following table reconciles the statutory rate to the Company’s effective tax rate from our continuing operations:

	For the Years ended December 31,
	2020	2019	2018
China Statutory income tax rate	25%	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(0.4)%	(2.2)%	(2.4)%
Non-PRC entities not subject to PRC tax	(2.8)%	2.1%	10.5%
Research & Development (“R&D”) tax credit	(1.7)%	0.4%	(1.4)%
Non-deductible expenses - permanent difference	(2.2)%	(0.1)%	0.5%
Change in valuation allowance	(21.8)%	(34.2)%	(4.0)%
Effective tax rate	(3.9)%	(9.1)%	28.2%

B.	Liquidity and Capital Resources

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

Under applicable Chinese regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under Chinese law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (“SAFE”), not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

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

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2020, the Company’s revenue decreased by approximately $19.8 million, or 67.1%, from approximately $29.6 million in the year ended December 31, 2019 to approximately $9.7 million in the year ended December 31, 2020, its gross profit from continued operation decreased by approximately $6.2 million, or 84.3%, from approximately $7.4 million in the year ended December 31, 2019 to approximately $1.2 million for the year ended December 31, 2020, and its gross margin for the year ended December 31, 2020 decreased to 11.9% from 24.9% from last year. These decreases were mainly attributable to increasing raw material cost for manufacturing and decreasing sales of the Company’s construction materials, due to the Company’s failure to obtain bids from new municipal construction projects. In addition, for the year ended December 31, 2020 and 2019, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to changes in market conditions of its customers and suppliers. As a result, for the year ended December 31, 2020 and 2019, the Company reported a net loss of approximately $12.9 million and $15.1 million, respectively. As of December 31, 2020, the Company had a working capital deficit of approximately of $9.4 million.

In addition, the Company had large bank borrowings as of December 31, 2020 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted. Furthermore, in January 2020, the Company discontinued its machinery and equipment manufacturing business under Gu’an REIT (see Note 4), which may negatively impact the Company’s ability to fulfill customer orders if outsourcing of such manufacturing activities to third-party suppliers cannot meet the expectation or higher purchase costs may shrink the Company’s profitability in this business sector. The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities, and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

As of December 31, 2020, the Company had cash of approximately $1.1 million. In addition, the Company had outstanding accounts receivable of approximately $3.4 million (including accounts receivable from third-party customers of $3.2 million and accounts receivable from related party customers of approximately $0.2 million), of which approximately $0.3 million, or 3%, had been subsequently collected back between January and April 2021, and became available for use as working capital. As of December 31, 2020, the Company had outstanding bank loans of approximately $15.9 million from a PRC bank (including short-term loans of approximately $6.7 million, current portion of long-term loans of approximately $2.9 million, and long-term loans of approximately $6.3 million).

On March 1, 2021, the Company entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,300,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date.

Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

Cash flows

Years ended December 31, 2020, 2019 and 2018

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	December 31, 2020	December 31, 2019	December 31, 2018
Net cash provided by (used in) operating activities	976	$87	$(904
Net cash used in investing activities	944	(74)	(11,545)
Net cash (used in) provided by financing activities	(1,902)	(547)	3,456
Effect of exchange rate changes on cash and cash equivalents	121	(43)	(307)
Net (decrease) increase in cash and cash equivalents	139	(577)	(9,300
Cash and restricted cash, beginning of year	982	1,563	10,863
Cash and restricted cash, end of year	1,121	$986	$1,563
Less: cash and cash equivalents, restricted cash of discounted operations at end of period	-	4	19
Cash and cash equivalents, restricted cash of continued operation, at end of period	1,121	982	1544

Operating Activities

Net cash provided by operating activities was approximately $1.0 million in fiscal year 2020. Net cash provided by operating activities in fiscal year 2020 mainly consisted of net loss of $12.9 million, adjustments of $9.5 million non-cash items, an decrease of approximately $4.6 million in accounts receivable, an increase of approximately $1.6 million in advance from customers, an increase of $1.1 million in tax payable and an increase of $3.5 million in accrued and other liabilities, offset by a decrease of approximately $1.7 million in accounts payable and an increase of approximately $1.1 million in advance to suppliers.

Net cash provided by operating activities was approximately $0.09 million in fiscal year 2019. Net cash provided by operating activities in fiscal year 2019 mainly consisted of net loss of $15.1 million, adjustments of $15.2 million non-cash items, an increase of approximately $5.6 million in accounts receivable, offset by an increase of approximately $1.1 million in accounts payable and an increase of $0.7 million in tax payable.

Net cash used in operating activities was approximately $0.9 million in fiscal year 2018. Net cash used in operating activities in fiscal year 2018 mainly consisted of net income of $4.6 million, adjustments of $3.1 million non-cash items, and a decrease of approximately $1.8 million in accounts receivable, offset by an increase of $1.4 million in advances to suppliers, an increase of $0.7 million in inventory, a decrease of $3.0 million in advances from customers, a decrease of $2.5 million in accrued and other liabilities, and a decrease of $0.8 million in tax payable.

Investing Activities

Net cash used in investing activities was approximately $0.9 million for the year ended December 31, 2020. During the year ended December 31 2020, we paid $0.2 million on the construction in progress (“CIP”) projects and purchase of equipment. We paid approximately $2.6 million for the acquisition of a 41.67% ownership interest in Shexian Ruibo. Meantime, we received $3.8 million for disposition of Gu’an REIT.

Net cash used in investing activities was approximately $0.07 million for the year ended December 31, 2019. During the year ended December 31 2019, the Company paid $1.1 million on the construction in progress (“CIP”) projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi. We also prepaid approximately $0.3 million for the construction of facilities for our newly established REIT Yancheng. Meantime, we received advance payment of $1.4 million from the buyer associated with the discontinued operation of Gu’an REIT.

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

Financing Activities

Net cash used in financing activities was approximately $1.9 million for the year ended December 31, 2020, including proceeds from bank loans of $11.0 million, offset by the repayment of bank loans of $13.2 million and net proceeds from related parties of $0.3 million.

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

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $2,386,119 and $2,632,797 as of December 31, 2020 and 2019.

Capital Expenditures

We had capital expenditures of approximately $0.2 million, $1.5 million, and $9.3 million for the years ended December 31, 2020, 2019 and 2018, respectively for purchases of equipment and conducting our CIP projects construction in connection with our business activities.

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

Discontinued operations

On January 2, 2020, the Company discontinued the machinery and equipment manufacturing business under Gu’an REIT. A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenue and expenses arising from intra-group transactions are eliminated except for those revenue and expenses that are expected to continue after the disposal of the discontinued operations.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the recent COVID-19 outbreak and spread, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of December 31, 2020. As a result, allowance for uncollectible balances amounted to $14,717,842 and $11,124,368 as of December 31, 2020 and 2019, respectively.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. Given the Company’s net loss position in fiscal 2019 and 2020, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $2.6 million and $1.5 million on these fixed assets for the year ended December 31, 2020 and 2019.

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2020 and 2019.

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

As of December 31, 2020 and 2019, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2020, 2019 and 2018. As of December 31, 2020, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

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

The Company’s subsidiaries lease office spaces under operating leases. Operating lease expense amounted to $188,802, $256,693 and $233,921 for the years ended December 31, 2020, 2019 and 2018.

As of December 31, 2020, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$367,491	125,885	241,606	-	$-
Repayment of bank loans	15,859,903	9,574,603	5,212,200	1,073,100	-
Total	$16,227,394	9,700,488	5,453,806	1,073,100	$-

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed

Hengfang Li (1) (2)	59	Chief Executive Officer and Chairman of the Board	April 19, 2016 (8)

Guangfeng Dai (1) (2)	60	Chief Operating Officer and Director	November 7 2016

Zhizhong Hu (1) (2)	59	Chief Technology Officer and Director	November 7, 2016

Degang Hou	59	Chief Internal Control Officer	Not Applicable

Xingchun Wang (1)	51	Chief Financial Officer	Not Applicable

Shuhua Ma (1) (3) (5) (6) (7)	51	Director	November 20, 2019

Zhi Li (1) (3) (5) (6) (7)	59	Director	November 7, 2016

Sophia Liu (1) (4) (5)	43	Director	November 7, 2016

Austin Huang (1) (4) (6) (7)	64	Director	November 7, 2016

(1)	The individual’s business address is c/o Beijing REIT Technology Development Co., Ltd., Building X-702, 60 Anli Road, Chaoyang District, Beijing China.
(2)	Class C director whose term expires at the 2022 succeeding annual meeting of shareholders.
(3)	Class B director whose term expires at the 2021 succeeding annual meeting of shareholders.
(4)	Class A director whose term expires at the 2020 annual meeting of shareholders.
(5)	Member of audit committee.
(6)	Member of compensation committee.
(7)	Member of nominating committee.
(8)	Mr. Li’s appointment was affirmed by the shareholders on November 7, 2016.

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

Degang Hou.  Mr. Hou has served as the Chief Internal Control Office of ReTo Eco-Solutions since 2020. From 1983 through 1999, he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020 he was the deputy general manager for ReTo Eco-Solutions.  He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

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

In 2020, we expensed an aggregate of approximately $472,952 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

During the fiscal year ended December 31, 2020, the Company issued an aggregate of 975,000 common shares pursuant to the 2018 Share Incentive Plan.

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

Our Employees

As of May, 2021, we employed 139 people on a full-time basis. We have 11 employees in management, 14 employees in sales and marketing, 9 employees in research and development, 48 employees in manufacturing and installation and 35 employees in administration. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2020, we contributed approximately $257,316 to the employee benefit plans and social insurance. In 2019, we contributed approximately $470,267 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Our employment agreements with our executive officers generally provide for a term of three years, provided that either party may terminate the agreement on 60 days’ notice and a salary to be paid monthly, subject to certain limitations. The agreements also provide that the executive officers are to work an average of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with Chinese laws and regulations and our internal work policies. Under such agreements, our executive officers may be terminated for cause without further compensation. During the agreement and for three years afterward, our executive officers are required to keep trade secrets confidential.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of March 13, 2020, for:

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

Applicable percentage ownership prior is based on 25,135,000 common shares outstanding as of the date of this annual report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers
Hengfang Li(1)	3,995,250	16.55%
Guangfeng Dai(2)	930,632	3.70%
Zhizhong Hu(3)	905,632	3.60%
Degang Hou	125,000	*
Xingchun Wang	20,000	*
Zhi Li	20,000	*
Sophia Liu	20,000	*
Austin Huang	20,000	*
Shuhua Ma	0	0
All directors and executive officers as a group	6,036,514	24.02%

*	Less than 1%.

(1)	Chairman and Chief Executive Officer. Includes: (i) 225,000 shares held personally (ii) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 2,198,986 common shares held by 5 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company of which Mr. Li owns 40%.

(2)	Includes: (i) 150,000 shares owened personally; and (ii) 20% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the Company.

(3)	Includes: (i) 125,000 shares owned personally; and (ii) 20% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company of which Mr. Hu owns 20%.

2018 Share Incentive Plan

On November 6, 2018, the Company’s shareholders approved the 2018 Plan. The 2018 Plan allows for issuance of up to 2,000,000 shares of the Company’s Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.

The Company issued an aggregate of 975,000 common shares as of December 31, 2021. As of the current date, there are 1,025,000 shares available for issuance under the 2018 Incentive Plan

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

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Other 5% or greater beneficial owners
REIT International Development (Group) Co., Limited (1)	3,903,161	15.53%
Good Venture Industrial Limited (2)	1,750,000	6.96%
Hao Guan	1,650,000	6.56%
Other 5% or greater beneficial owners as a group	7,303,161	29.06%

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

The Company records transactions with various related parties. These related party balances as of December 31, 2020, 2019 and 2018 and transactions for the years ended December 31, 2020, 2019 and 2018 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	CEO and Chairman of the Board of Directors
Ms. Hong Ma	Wife of the CEO
Reto International Trading Co. Ltd	The owner of the entity holds more than 5% of the Company’s outstanding common stock
Q Green Techcon Private Limited	Owned by the minority Shareholder of REIT India
Shexian Ruibo Environmental Science and Technology Co., Ltd.	The owner of the entity holds more than 5% of the Company’s outstanding common stock
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by the CEO’s wife
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	An entity controlled by the CEO’s wife
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by the CEO

(2)	Due to related parties

As of December 31, 2020 and 2019, the balance of due to related parties were as follows:

	December 31, 2020	December 31, 2019
Mr. Hengfang Li	$764,533	405,222

Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related party consisted of the following:

	December 31, 2020	December 31, 2019
Accounts receivable – related party
- Reto International Trading Co. Ltd	$202,074	$469,474
Total accounts receivable from related party	$202,074	$469,474

The Company fully collected the December 31, 2020 accounts receivable from related parties as of the date of this report.

(4)	Advance to supplier, related party

Advance to suppliers, related party, consisted of the following:

	December 31, 2020	December 31, 2019
Advance to supplier – related party
- Q Green Techcon Private Limited	$162,014	$-
Shexian Ruibo Environmental Science and Technology Co., Ltd.	3,872,110	-
Total	$4,034,124	$-

(5)	Accounts payable to related party

Accounts payables to related parties consisted of the following:

	December 31, 2020	December 31, 2019
Accounts payable – related parties
- Q Green Techcon Private Limited	$-	$1,361,253
- Shexian Ruibo Environmental Science and Technology Co., Ltd.	153,344	123,796
Total	$153,344	$1,485,049

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the years ended December 31,
	2020	2019	2018
Sales to related parties
Zhongrong Honghe Eco Construction Materials Co., Ltd	$-	$-	$56,767
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	-	-	233,559
Hunyuan Baiyang Food Co., Ltd.	-	83,972	-
Reto International Trading Co. Ltd.	-	-	1,139,440
Shexian Ruibo Environmental Science and Technology Co., Ltd.	228,814
Total	$228,814	$83,972	$1,940,811

Cost of revenue associated with the sales to these related parties amounted to $148,034 $54,598 and $1,372,302 for the years ended December 31, 2020, 2019, and 2018, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the years ended December 31,
	2020	2019	2018
Purchase from a relate party
Shexian Ruibo Environmental Science and Technology Co., Ltd.	$1,837,841	$-	$5,843,564
Q Green Techcon Private Limited.	1,039,152	2,021,934	-
Total	$2,876,993	$2,021,934	$5,843,564

(8)	Loan guarantees provided by related parties

The Company’s principal shareholders also provide personal guarantees for certain of the Company’s short-term loans and long-term bank loans..

(9)	Guarantees provided to related parties

As disclosed in Note 17 above, on March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is approximately $3.8 million (RMB 25,000,000). The guarantee was still effective as of December 31, 2020

(10)	Other related party transactions

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See information provided in response to Item 18 below.

Legal and Administrative Proceedings

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation that are generally contractual in nature.  Currently, Beijing REIT is the defendant in a lawsuit in which the plaintiff is seeking RMB 656,000 from Beijing REIT (approximately $101,000), a judgment for first instance was entered against Beijing REIT, which it has filed an appeal. The appeals court made a rule to revoke the judgment of the trial court and the case was ordered to be retried by the trial court. As of the date of this annual report, the case has gone through two trials after being returned for retrial, but no judgment has been made yet. As a result, we believe this lawsuit is not a material lawsuit and will not have a material adverse effect on the Company.

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

As of December 31, 2020, the Company had two outstanding lawsuits regarding quality disputes on equipment and machinery sold to two customers, with estimated liability in the aggregate amount of $0.2 million (or RMB1.3 million). The Court has not issued final judgments in these pending legal proceedings as of the date of this annual report. However, there is an uncertainty of the likelihood the Company will prevail in the lawsuits. As a result, the Company accrued loss contingency of $0.2 million on these pending legal proceedings, which has been reflected in the Company’s consolidated financial statements for the year ended December 31, 2020.

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

Securities Purchase Agreement dated March 1, 2021

On March 1, 2021, the Company entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,300,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

Consulting Agreement

On April 21, 2021, the Company entered into certain three year consulting agreement with Geniusland International Capital Ltd. in connection with Company’s corporate strategy on the Nasdaq Stock Market. Pursuant to the agreement, the Company issued an aggregate of 1,000,000 ordinary shares to Geniusland International Capital Ltd. and its designees for services rendered.

Other than those set forth above and those described elsewhere in this annual report, we did not have any other material contracts.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2020. Our actual PFIC status for the current taxable years ending December 31, 2020 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.  PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

As of December 31, 2020, we had $15.9 million in outstanding debt borrowings, with an effective interest rate between 5.0025%% to 19.2%.As of December 31, 2019, we had $17.1 million in outstanding debt borrowings, with an effective interest rate between 5.0025%% to 19.2%.

As of December 31, 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 1,095,297 ($158,599)   lower/higher, respectively, mainly as a result of higher/lower interest expenses incurred on the outstanding debt borrowings.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. In 2020, the average exchange rate for US$ against Chinese RMB has changed US$1.00 for RMB 6.9081 in fiscal 2019 to US $1.00 for RMB6.9042 in fiscal 2020. The exchange rate was US$1.00 for RMB 6.5250 as of December 31, 2020. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2019, our revenue, cost of revenue and total expenses, including selling expenses, general administrative expenses, bad debt expense and research and development expenses, for the year ended December 31, 2020 would decrease by approximately $3,000, $3,000 and $4,000, respectively.

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

Credit Risk

As of December 31, 2020, we had cash and cash equivalents of $1.1 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

As of December 31, 2020 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were ineffective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2020.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of December 31, 2020, the Company has completed certain reviews of our internal controls and will be implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training. The Company also plans to take other steps to strengthen our internal control over financial reporting, including training of the current accounting personal regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes, hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations, hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. We have filed our code of ethics as an exhibit to our registration statement on Form F-1, declared effective on July 27, 2017 (File No. 333-217355). The code is also available on our official website under the investor relations section at www.retoeco.com

Item 16C. Principal Accountant Fees and Services

Audit Fees

During fiscal 2020 and 2019, YCM CPA Inc. AND Friedman LLP’s fees for the annual audit of our financial  statements and the periodic reviews of the financial statements were $160,000 and $270,000, respectively.

Audit-Related Fees

During fiscal 2020 and 2019, the Company paid YCM, Inc. and Friedman LLP $0 and $0 respectively for audit-related services for services rendered in connection with financial due diligence of the Company in connection with the Company’s initial public offering.

Tax Fees

The Company has not paid YCM CPA Inc. and Friedman LLP for tax services in fiscal 2020, 2019 and 2018.

All Other Fees

The Company has not paid YCM CPA Inc. and Friedman LLP for any other services in fiscal 2020, 2019 and 2018.

Audit Committee Pre-Approval Policies

Before YCM CPA Inc. and Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by YCM CPA Inc. and Friedman LLP have been so approved.

Item 16D. Exemptions form the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2020.

Item 16F. Change in Registrant’s Certifying Accountant

(1) Previous Independent Registered Public Accounting Firm

(i) On March 15, 2021, the Company dismissed its independent registered public accounting firm, Friedman LLP (“Friedman”).

(ii) The report of Friedman on the financial statements of the Company for the fiscal years ended December 31, 2019 and 2018, and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the financial statements of the Company for the year ended December 31, 2019 contained an uncertainty about the Company’s ability to continue as a going concern

(iii) The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee of the Company.

(iv) From the time of Friedman’s engagement up to March 15, 2021, the date of dismissal, (a) there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(2) New Independent Registered Public Accounting Firm

On March 15, 2021, the Audit Committee approved the appointment of YCM CPA Inc. (“YCM”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended December 31, 2020 and December 31, 2019 and any subsequent interim periods through the date hereof prior to the engagement of Friedman, neither the Company, nor someone on its behalf, has consulted YCM regarding:

(i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

4.17	Translation of Convertible Debt Investment Agreement by and between Good Venture Industrial Limited, ReTo Eco-Solutions, Inc. and REIT Holdings Co., Limited (1)

4.18	Translation of REIT Xinyi Phase 1 Construction Agreement (1)

4.19	Joint Patent Agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (1)

4.20	Translation of Indemnification Agreement for Housing Provident Fund (1)

4.21	2018 Share Incentive Plan (4)

4.22	Shareholder Voting Proxy Agreement (1)

10.1	Consulting Agreement dated April 21, 2021 between the Company and Geniusland International Capital Ltd. (6)

10.2	Securities Purchase Agreement, dated March 1, 2021 (5)

10.3	Form of Debenture (5)

10.4	Registration Rights Agreement, dated March 1, 2021 (5)

12.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)

12.2	Certification of the Chief Executive Officer of Reto Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)

13.1	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)

13.2	Certification of the Chief Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)

14.1	Code of Business Conduct and Ethics (1)

21.1	List of Subsidiaries (6)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-219709) initially filed on August 4, 2017 and hereby incorporated by reference.
(2)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on January 24, 2020 and hereby incorporated by reference.
(3)	Filed as a exhibit to the Registrants current report on Form 6-K filed on November 26, 2019 and hereby incorporated by reference.
(4)	Filed as part of an exhibit to the Registrant’s Current Report on Form 6-K, filed on September 28, 2018 and hereby incorporated by reference.
(5)	Filed as part of an exhibit to the Registrant’s Current Report on Form 6-K, filed on March 4, 2021 and hereby incorporated by reference.
(6)	Filed herewith.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ HENGFANG LI
Hengfang Li
Chief Executive Officer

Date: May 14, 2021

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the stockholders of

ReTo Eco-Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-Solutions, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive (loss), changes in equity, and cash flows for the year ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2021.

Irvine, California

May 14, 2021

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

New York, New York

October 30, 2020

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$1,120,840	$897,281
Restricted cash	-	84,237
Accounts receivable, net – third parties	3,220,504	11,252,002
Accounts receivable, net - related party	202,074	469,474
Advances to suppliers, net – third parties	1,571,667	2,449,629
Advances to suppliers, net - related party	4,034,124	-
Inventories, net	730,207	888,203
Prepayments and other current assets	1,326,994	435,273
Prepayment for construction of properties	1,073,110	3,661,800
Current assets held for sale associated with discontinued operation of Gu’an REIT	-	5,326,348
Total Current Assets	13,279,510	25,464,247

Property, plant and equipment, net	35,076,952	37,457,643
Intangible assets, net	6,405,059	6,145,179
Long-term investment in equity investee	2,836,050	28,720
Right-of-use assets	376,502	505,630
Non-current assets held for sale associated with discontinued operation of Gu’an REIT	-	1,193,825
Total Assets	$57,974,073	$70,795,244

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans	$6,662,048	$8,309,098
Long term bank loans - current portion	2,912,555	1,436,000
Advances from customers	3,722,921	3,087,315
Advances from customers-related party	2,177
Deferred revenue	509,297	471,375
Accounts payable	858,277	1,151,570
Accounts payable - related party	153,344	1,485,049
Accrued and other liabilities	4,637,144	2,487,616
Taxes payable	2,646,605	1,806,777
Due to related parties	764,533	405,222
Operating lease liabilities, current	125,885	177,903
Advance payment from the buyer associated with discontinued operation of Gu’an REIT	-	1,392,920
Current liabilities held for sale associated with discontinued operation of Gu’an REIT	-	3,004,924
Total Current Liabilities	22,994,786	25,215,769

Long term bank loans	6,285,300	7,323,600
Deferred grants	490,560	-
Operating lease liabilities - noncurrent	241,606	301,012
Total Liabilities	30,012,252	32,840,381

Commitments and Contingencies

Stockholders’ Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 24,135,000 shares and 23,160,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	24,135	23,160
Additional paid-in capital	43,709,127	42,725,852
Statutory reserve	2,386,119	2,632,797
Accumulated deficit	(17,245,453)	(5,718,368)
Accumulated other comprehensive loss	(1,598,819)	(3,527,438)
Total RETO Eco Solutions Inc. Stockholders’ Equity	27,275,109	36,136,003

Noncontrolling interest	686,712	1,818,860
Total Equity	27,961,821	37,954,863

Total Liabilities and Equity	$57,974,073	$70,795,244

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years ended December 31,
	2020	2019	2018

Revenues – third party customers	$9,506,412	$29,467,755	$27,354,058
Revenues – related parties	228,088	83,972	1,940,811
Total Revenues	9,734,500	29,551,727	29,294,869

Cost of revenues – third party customers	8,429,103	22,136,559	13,897,146
Cost of revenues – related parties	148,034	54,598	1,372,302
Total cost of revenues	8,577,137	22,191,157	15,269,448
Gross Profit	1,157,363	7,360,570	14,025,421

Operating Expenses
Selling expenses	1,282,299	1,308,436	1,902,323
General and administrative expenses	4,639,879	3,954,024	4,976,118
Bad debt expenses	5,729,544	8,331,344	1,724,133
Impairment of fixed assets	2,618,831	1,490,298	-
Research and development expenses	334,904	438,371	656,563
Total Operating Expenses	14,605,457	15,522,473	9,259,137

(Loss) income from Operations	(13,448,094)	(8,161,903)	4,766,284

Other Income (expenses):
Interest expense	(1,544,515)	(1,253,855)	(1,069,758)
Interest income	(25)	4,549	5,940
Impairment of acquisition deposit		(2,172,000)	-
Other income (expenses), net	430,730	293,996	(6,604)
Total Other Expenses, net	(1,113,810)	(3,127,310)	(1,070,422)

(Loss) income before provision for income taxes	(14,561,904)	(11,289,213)	3,695,862
Provision for income taxes	569,974	1,006,905	1,042,474
Net (loss) income from continuing operations	(15,131,878)	(12,296,118)	2,653,388
Net (loss) income from discontinued operations of Gu’an REIT	-	(2,801,131)	1,914,294
Gain from disposal of Gu’an	2,231,270	-	-
Net (Loss) Income	(12,900,608)	(15,097,249)	4,567,682

Less: net (loss) income attributable to noncontrolling interest	(1,126,845)	(294,635)	87,064
Net (loss) income attributable to ReTo Eco-Solutions, Inc.	$(11,773,763)	$(14,802,614)	$4,480,618

Net (loss) Income	$(12,900,608)	$(15,097,249)	$4,567,682
Other Comprehensive (loss) income:
Foreign currency translation adjustment:	1,923,316	(576,743)	(3,015,577)
Comprehensive (Loss) Income	(10,977,292)	(15,673,992)	1,552,105
Less: comprehensive (loss) income attributable to noncontrolling interest	(1,132,148)	(449,125)	(39,742)
Comprehensive (loss) income attributable to ReTo Eco-Solutions, Inc.	$(9,845,144)	$(15,224,867)	$1,591,847

(Loss) Earnings per share
Basic and diluted	$(0.54)	$(0.66)	$0.20

Weighted average number of shares
Basic and diluted	24,124,884	22,888,219	22,760,000

The accompanying notes are an integral part of these consolidated financial statements

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

			Additional		Retained Earnings	Accumulated Other
	Common Stock		paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Interest	Equity
Balance at December 31, 2017	22,760,000	$22,760	$42,278,252	$1,989,475	$5,246,950	$(216,414)	$2,307,727	$51,628,750
Net income	-	-	-	-	4,480,618	-	87,064	4,567,682
Appropriation to statutory reserve	-	-	-	643,322	(643,322)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(2,888,771)	(126,806)	(3,015,577)
Balance at December 31, 2018	22,760,000	$22,760	$42,278,252	$2,632,797	$9,084,246	$(3,105,185)	$2,267,985	$53,180,855
Net income	-	-	-	-	(14,802,614)	-	(294,635)	(15,097,249)
Foreign currency translation adjustment	-	-	-	-	-	(422,253)	(154,490)	(576,743)
Issuance of common stock for services	400,000	400	447,600	-	-	-	-	448,000
Balance at December 31, 2019	23,160,000	$23,160	$42,725,852	$2,632,797	$(5,718,368)	$(3,527,438)	$1,818,860	$37,954,863
Net income	-	-	-	-	(11,773,763)	-	(1,126,845)	(12,900,608)
Issuance of common stock for services	685,000	685	650,065	-	-	-	-	650,750
Issuance of common stock for services	290,000	290	333,210	-	-	-	-	333,500
Change in statutory reserve related to disposal of Gu’an	-	-	-	(575,695)	575,695	-	-	-
Appropriation to statutory reserve	-	-	-	329,017	(329,017)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,928,619	(5,303)	1,923,316
Balance at December 31, 2020	24,135,000	$24,135	$43,709,127	$2,386,119	$(17,245,453)	$(1,598,819)	$686,712	$27,961,821

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(12,900,608)	$(15,097,249)	$4,567,682
Less: net (loss) income from discontinued operations	-	(2,801,131)	1,914,294
Net (loss) income from continuing operations	(12,900,608)	(12,296,118)	2,653,388
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from disposal of property and equipment	181,935	5,044	-
Deferred tax provision (benefit)	-	492,241	(224,882)
Depreciation and amortization	2,162,110	2,156,819	1,607,441
Amortization of stock-based compensation for services	772,125	168,000	-
Impairment of fixed assets	2,618,831	1,490,298	-
Impairment of an acquisition deposit	-	2,172,000	-
Change in bad debt allowances	5,729,544	8,331,344	1,724,133
Change in inventory reserve	131,326	145,478	-
Amortization of operating lease right-of-use assets	161,128	216,656	-
Gain(loss) from disposal subsidiary (Gu’an)	(2,231,270)	-	-
Changes in operating assets:
Notes receivable	-	-	4,539
Accounts receivable	4,315,706	(5,564,171)	2,225,900
Accounts receivable - related party	282,527	(24,783)	(468,752)
Advances to suppliers	2,667,860	(98,576)	(1,267,313)
Advances to suppliers - related party	(3,810,445)	151,052	(157,833)
Inventories	74,579	166,240	(686,038)
Prepayments and other current assets	(766,015)	716,306	(44,844)
Changes in operating liabilities:
Advances from customers	3,413,730	101,666	(3,015,757)
Advances from customers from related party	(1,819,820)
Deferred revenue	5,744	3,910	(20,173)
Accounts payable	(350,505)	194,816	(513,568)
Accounts payable - related party	(1,352,618)	942,176	557,584
Accrued and other liabilities	3,470,094	(55,665)	(2,491,467)
Long term accounts payable	(2,649,754)
Taxes payable	1,059,960	670,311	(816,008)
Lease liability	(190,019)	(243,594)	-
Net cash (used in) provided by operating activities from continuing operations	976,145	(158,551)	(933,650)
Net cash provided by operating activities from discontinued operations	-	245,385	29,767
Net cash (used in) provided by operating activities	976,145	86,834	(903,883)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	-	9,256	-
Addition of property, equipment and construction-in-progress	(249,493)	(1,454,975)	(9,269,640)
Investment in equity method investment	(2,649,840)	(28,960)	-
Deposit made for acquisition	-	-	(2,269,500)
Advance payment from buyer associated with the discontinued operation of Gu’an REIT	-	1,404,560	-
Proceeds from disposal of subsidiary	3,843,734	-	-
Net cash used in investing activities from continuing operations	944,401	(70,119)	(11,539,140)
Net cash used in investing activities from discontinued operations	-	(3,516)	(6,045)
Net cash used in investing activities	944,401	(73,635)	(11,545,185)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	11,012,040	8,977,600	10,182,490
Proceeds from long-term bank loans	-	724,000	9,304,950
Repayment of short-term bank loans	(13,097,915)	(9,455,440)	(8,790,530)
Repayment of long-term bank loans	(144,937)	(434,400)	(7,454,248)
Proceeds from related party loans	221,355	795,200	827,225
Repayment to related party loans	107,618	(897,496)	(581,000)
Net cash (used in) provided by financing activities from continuing operations	(1,901,839)	(290,536)	3,488,887
Net cash (used in) provided by financing activities from discontinued operations	-	(256,947)	(32,771)
Net cash (used in) provided by financing activities	(1,901,839)	(547,483)	3,456,116

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	120,615	(43,167)	(306,922)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	139,322	(577,451)	(9,299,874)

CASH AND RESTRICTED CASH, BEGINNING OF YEAR	981,518	1,563,166	10,863,040
CASH AND RESTRICTED CASH, END OF YEAR	$1,120,840	$985,715	$1,563,166
Less: cash and cash equivalents, restricted cash of discontinued operations at end of period	-	4,197	19,390
Cash and cash equivalents, restricted cash of continued operation, at end of period	$1,120,840	$981,518	$1,543,776

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$1,120,840	$897,281	$1,458,483
Restricted cash	-	84,237	85,293
Total cash and restricted cash	$1,210,767	$981,518	$1,543,776

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,505,452	$1,557,186	$1,012,174
Income tax paid	$-	$128,522	$1,895,202

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations	$402,778	$726,512	$-
Right-of-assets offset with operating lease obligations due to lease cancellation	410,614	-	-
Accounts payable on fixed asset purchases	$-	$206,486	$2,996,358
Transfer from construction-in-progress to property and equipment	$-	$283,098	$13,799,649

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“RETO” or the “Company”) is a company limited by shares established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company, through its subsidiaries, is a manufacturer and distributor of environmental-friendly construction materials made from industrial and construction waste, as well as equipment used for production of these materials.

As of December 31, 2020, the accompanying consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
RETO	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	100%
Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”) (1)	Gu’an, China	0%
REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”)	Changjiang, China	100%
Beijing REIT Eco-Engineering Technology Co., Ltd. (“REIT Eco Engineering”)	Beijing, China	100%
Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”)	Langfang, China	100%
Hainan REIT Construction Project Co., Ltd. (“REIT Construction”)	Haikou, China	100%
REIT Xinyi New Materials Co., Ltd. (“REIT Xinyi”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Technology Development (America), Inc. (“REIT US”)	California, U.S.A	100%
REIT Q GREEN Machines Private Limited (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Yancheng”)	Yancheng, China	100%
Datong Ruisheng Ecological Technology Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Guangling Ruitu Ecological Cultural Tourism Co., Ltd. (“Guangling Ruitu”)	Datong, China	100%
Ruitu (Xiong’an, Hebei) Eco Technology Co., Ltd.(Ruitu Xiong’an)	Xiong’an, China	100%

(1)	On January 2, 2020, Beijing REIT sold its 100% equity interests in Gu’an REIT to Hebei Huishitong Technology Inc. (“Huishitong”). After the transaction, the Company no longer owns any equity interest in Gu’an REIT as of the date of this report. (See Note 4—Discontinued operations.)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Discontinued operations

On January 2, 2020, the Company discontinued the machinery and equipment manufacturing business under Gu’an REIT. A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenue and expenses arising from intra-group transactions are eliminated except for those revenue and expenses that are expected to continue after the disposal of the discontinued operations.

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

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The restricted cash balance is associated with the Company’s short-term borrowings, thus, classified as a current asset. As of December 31, 2020, and 2019, the Company had restricted cash of $nil and $84,237, respectively, related to the bank acceptance notes payable.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the recent COVID-19 outbreak and spread, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of December 31, 2020. As a result, allowance for uncollectible balances amounted to $14,717,842 and $11,124,368 as of December 31, 2020 and 2019, respectively.

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

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $293,053 and $144,272 from its continuing operations as of December 31, 2020 and 2019, respectively.

 Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continued operations amounted to $2,830,556 and $916,948 as of December 31, 2020 and 2019, respectively.

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

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. Given the Company’s net loss position in fiscal 2019 and 2020, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $2.6 million and $1.5 million on these fixed assets for the year ended December 31, 2020 and 2019  based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investment in Equity Investee

The Company’s long-term investments include equity method investments and equity investments without readily determinable fair values.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

As of December 31, 2019, the Company’s long term investment in equity investee balance consisted of (i) its $28,720 or 40% ownership interest in Inner Mongolia REIT Zhengbei Environment Technology Co. Ltd. (“REIT Zhengbei”) and (ii) nominal amount or 28.75% ownership interest in Yunnan Litu Ruima Biotechnology Co., Ltd (“Litu Ruima”). Both REIT Zhengbei and Litu Ruima were incorporated in 2019. The Company accounted for the above-mentioned investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over these equity investees. Since both REIT Zhengbei and Litu Ruima did not commenced its planned operation during 2020, the Company disposed these two equity investments in fiscal 2020 at cost and no gain or losses recognized from these dispositions. As of December 31, 2020, the Company does not own any equity interest in the above two equity investees.

As of December 31, 2020, the Company’s long term investment in equity investee balance represents its $2,836,050 or 41.67% equity investment in Shexian Ruibo Environmental Science and Technology Co., Ltd. (Shexian Ruibo). On September 7, 2020, the Company acquired such equity interest from an original shareholder of Shexian Ruibo and the original shareholder of Shexian Ruibo. Shexian Ruibo manufactures and sells eco-friendly construction materials in the PRC. The Company accounted for the investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the year ended December 31, 2020, the investment income from Shexian Ruibo was immaterial

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. As of December 31, 2020 and 2019, the Group did not recognized any impairment on its equity investment.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2020 and 2019, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at December 31, 2020 and 2019 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2020, 2019 and 2018.

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

As of December 31, 2020 and 2019, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended December 31, 2020, 2019 and 2018 is disclosed in Note 19.

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $328,305, $451,333 and $658,382 for the years ended December 31, 2020, 2019 and 2018, respectively.

Government grants

Government grants represent cash subsidies received from PRC government or related institutions. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local government has provided for a specific purpose, such as research and development are recorded as other non-current liabilities when received and recognized as other income or reduction of related expense when the specific performance is meet. As of December 31, 2020, the Company received related grants of $490,560 for a specific research and development project to be conducted during the period from 2021 to 2022. The Company recorded such grants as deferred grants in the non-current liability of its consolidated balance sheet.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2020, 2019 and 2018. As of December 31, 2020, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, 2019 and 2018, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

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

	December 31, 2020	December 31, 2019	December 31, 2018

Year-end spot rate	US$1=RMB 6.5250	US$1=RMB 6.9618	US$1=RMB 6.8755

Average rate	US$1=RMB 6.9042	US$1=RMB 6.9081	US$1=RMB 6.6090

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

The coronavirus disease 2019 (“COVID-19”) outbreak has, and continues to have, a severe and negative impact on the Chinese and the global economy. The Company’s business has been negatively impacted by the COVID-19 outbreak.

From late January 2020 to March 2020, the Company had to temporarily suspend its manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to the Company’s manufacturing facilities and the shipping companies were not available, and as a result, the Company experienced difficulty delivering its products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact the Company’s results of operations. As the COVID-19 outbreak is relatively under control in China, the Company’s production and sales activities from the Company’s continuing operations have been gradually returning to normal. However, the COVID-19 outbreak continues to have a severe and negative impact on China and the global economy. The total impact is still unknown and cannot be reasonably estimated at this point of time.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

In connection with the discontinued operations of a business, certain prior-year amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2020 and 2019, while results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations. Certain prior-year balance sheet accounts have been reclassified to conform to the current-year presentation.

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

As of December 31, 2020, and 2019, $1,032,264 and $765,701 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, as of December 31, 2020 and 2019, $63,603 and $9,324 of the Company’s cash and cash equivalents was on deposit at financial in the Republic of India (“India”) which is insured under the Deposit Insurance and Credit Guarantee Corporation up to 100,000 Indian Rupee (approximately $1,403).

For the year ended December 31, 2020, 2019 and 2018, no single customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2020 and 2019, no single customer accounts for more than 10% of the Company’s consolidated accounts receivable.

As of December 31, 2020, two suppliers accounted for 16% and 20% of the total accounts payable balance, respectively. As of December 31, 2019, two suppliers accounted for 32% and 21% of the total accounts payable balance, respectively.

For the years ended December 31, 2020, 2019 and 2018, the Company purchased approximately 43%, 25% and 28% of its raw materials from one major supplier, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2020, the Company’s revenue decreased by approximately $19.8 million, or 67.1%, from approximately $29.6 million in the year ended December 31, 2019 to approximately $9.7 million in the year ended December 31, 2020, its gross profit from continued operation decreased by approximately $6.2 million, or 84.3%, from approximately $7.4 million in the year ended December 31, 2019 to approximately $1.2 million for the year ended December 31, 2020, and its gross margin for the year ended December 31, 2020 decreased to 11.9% from 24.9% from last year. These decreases were mainly attributable to increasing raw material cost for manufacturing and decreasing sales of the Company’s construction materials, due to the Company’s failure to obtain bids from new municipal construction projects. In addition, for the year ended December 31, 2020 and 2019, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to changes in market conditions of its customers and suppliers. As a result, for the year ended December 31, 2020 and 2019, the Company reported a net loss of approximately $12.9 million and $15.1 million, respectively. As of December 31, 2020, the Company had a working capital deficit of approximately of $9.4 million.

In addition, the Company had large bank borrowings as of December 31, 2020 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted. Furthermore, in January 2020, the Company discontinued its machinery and equipment manufacturing business under Gu’an REIT (see Note 4), which may negatively impact the Company’s ability to fulfill customer orders if outsourcing of such manufacturing activities to third-party suppliers cannot meet the expectation or higher purchase costs may shrink the Company’s profitability in this business sector. The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities, and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

As of December 31, 2020, the Company had cash of approximately $1.1 million. In addition, the Company had outstanding accounts receivable of approximately $3.4 million (including accounts receivable from third-party customers of $3.2 million and accounts receivable from related party customers of approximately $0.2 million), of which approximately $0.3 million, or 3%, had been subsequently collected back between January and April 2021, and became available for use as working capital. As of December 31, 2020, the Company had outstanding bank loans of approximately $15.9 million from a PRC bank (including short-term loans of approximately $6.7 million, current portion of long-term loans of approximately $2.9 million, and long-term loans of approximately $6.3 million).

On March 1, 2021, the Company entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,300,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date.

Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION

The Company’s subsidiary Gu’an REIT was primarily engaged in manufacturing and distribution of machinery and equipment used for environmental-friendly construction materials production. On January 2, 2020, Beijing REIT signed a share transfer agreement with a third party - Hebei Huishitong Techonology Inc. (“Huishitong”) to sell 100% ownership interest in Gu’an REIT to Huishitong for a cash consideration of RMB 39.9 million (approximately $5.7 million). As of December 31, 2019, the Company received RMB 9.7 million ( approximately $1.5 million ) from Huishitong as an acquisition deposit. In 2020, the Company received an additional RMB 26.6 million (approximately $4.1 million). Pursuant to the supplemental share transfer agreement, Huishitong shall make the remaining payment of RMB 3.6 million (approximately $0.6 million) to the Company before June 30, 2021. The Company recorded a gain from the disposition of $2,231,270 for the year ended December 31, 2020.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2020 and 2019, while results of operations related to the discontinued operations for the years ended December 31, 2020, 2019 and 2018, were reported as income (loss) from discontinued operations.

The results of discontinued operations for years ended December 31, 2020, 2019 and 2018 are as follows:

	For the years ended December 31,
	2020	2019	2018
Revenue	$-	$5,303,071	$8,274,992
Cost of revenues	-	4,475,590	5,098,892
Gross profit	-	827,481	3,176,100
Operating expenses	-	3,582,359	744,417
(Loss) income from discontinued operations	-	(2,754,878)	2,431,683
Other income (expense), net	-	10,762	20,591
(Loss) income before tax	-	(2,744,116)	2,452,274
Income tax provision	-	57,015	537,981
Net (loss) income from discontinued operations	$-	$(2,801,131)	$1,914,293

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION (continued)

Assets and liabilities of the discontinued operations:

	As of December 31,
	2020	2019
Cash	-	$4,197
Accounts receivable, net	-	1,024,051
Accounts receivable-related party	-	476,334
Advance to suppliers, net	-	107,413
Advances to suppliers-related party	-	3,381,788
Prepayment and other assets, net	-	16,645
Due from related party	-	315,920
Inventories	-	-
Total current assets held for sale	-	5,326,348
Property and equipment, net	-	765,450
Intangible assets, net	-	428,002
Right of use assets	-	373
Total non-current assets held for sale	-	1,193,825
Total assets held for sale	-	6,520,173

Accounts payable	-	831,724
Advance from customers	-	38,593
Taxes payable	-	1,753,821
Accrued liabilities and other payables	-	270,644
Due to related parties	-	110,142
Total liabilities held for sale	-	$3,004,924

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2020	December 31, 2019
Trade accounts receivable from third-part customers	$17,938,346	$22,376,370
Less: allowances for doubtful accounts	(14,717,842)	(11,124,368)
Total accounts receivable from third-party customers, net	3,220,504	11,252,002
Add: accounts receivable, net, related parties	202,074	469,474
Accounts receivable, net	$3,422,578	$11,721,476

Due to a change in market conditions as affected by the COVID-19 outbreak and spread, the Company’s collection efforts did not result in a favorable outcome as compared to prior years. For the Company’s December 31, 2020 accounts receivable balance from third party customers, approximately $0.5 million, or 3% has been collected as of the date of this report and the remaining balance is expected to be substantially collected from customers before December 31, 2021.

Allowance for doubtful accounts movement is as follows:

	December 31, 2020	December 31, 2019
Beginning balance	$11,124,368	$3,228,732
Bad debt provision	3,988,387	8,001,921
Write off	(1,303,932)	-
Foreign exchange translation	909,019	(106,285)
Ending balance	$14,717,842	$11,124,368

Below is the aging schedule of accounts receivable as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Accounts Receivable Aging:
Less than 3 months	$2,533,525	$5,387,285
From 4 to 6 months	686,175	4,107,880
From 7 to 9 months	408,037	4,284,179
From 10 to 12 months	160,761	3,397,470
Over 1 year	14,351,922	5,669,030
Bad debt reserve	(14,717,842)	(11,124,368)
Accounts Receivable, net	$3,422,578	$11,721,476

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production and construction materials for the Company’s construction projects, which consisted of the following:

	December 31, 2020	December 31, 2019
Raw material prepayments for equipment production	$1,203,451	$584,655
Construction material prepayments	2,302,094	1,943,755
Land reclamation prepayments	427,219	437,980
Advances to construction subcontractors	469,460	400,187
Total:	4,402,223	3,366,577
Less: allowances for doubtful accounts	(2,830,556)	(916,948)
Advances to suppliers, net, third parties	$1,571,667	$2,449,629

Our suppliers generally require refundable prepayments from us before delivery of goods or service. It usually takes 3 to 6 months for the suppliers to deliver raw material for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price. For the Company’s December 31, 2020 net advance to suppliers balance, approximately $484,793 million, or 11% has been realized as of the date of this report and the remaining balance is expected to be substantially realized before December 31, 2021.

The changes of allowance for doubtful accounts for the years ended December 31, 2020 and 2019 are as follow:

	December 31, 2020	December 31, 2019
Beginning balance	$916,948	$627,614
Bad debt provision	1,749,000	299,586
Foreign exchange translation	164,608	(10,252)
Ending balance	$2,830,556	$916,948

NOTE 7 – INVENTORIES, NET

Inventories, net, consisted of the following:

	December 31, 2020	December 31, 2019
Raw materials	$184,681	$239,983
Finished goods	838,579	792,492
	1,023,260	1,032,475
Less: Inventory allowance	(293,053)	(144,272)
Inventories, net	$730,207	$888,203

Inventories include raw material and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended December 31, 2020, 2019 and 2018, the Company provided an inventory allowance of $131,326, 144,272 and Nil, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	December 31, 2020	December 31, 2019
Other receivable, net (1)	$834,869	$115,762
Prepaid expense (2)	492,125	280,000
Value added tax receivable	-	39,511
Total	$1,326,994	$435,273

(1)	Other receivables mainly consisted of the remaining payment of RMB3.6 million (approximately $0.6 million) to be received from Huishitong in connection with the Company’s disposition of Gu’an REIT (see Note 4). Other receivables also include advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee’s payroll.

(2)

Prepaid expense as of December 31, 2019 represents prepaid consulting fees to one financial advisory firm for consulting services. On September 5, 2019, the Company entered into a consulting service agreement with FirstTrust Group, Inc. (“FirstTrust”) Pursuant to the agreement, FirstTrust will assist the Company with strategic initiatives over the service period between August 16, 2019 to August 15, 2020. The Company issued 400,000 of its common shares valued at $448,000 based on fair market price of the Company’s common stock, at $1.12 per share on September 5, 2019. Stock-based compensation is amortized over the service period. The Company recognized stock-based compensation expense of $168,000 and $280,000 for the year ended December 31, 2019 and 2020.

Prepaid expense as of December 31, 2020 represents unamortized stock-based compensation expenses related to directors, executives and employees. (see Note 14)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASE

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended December 31, 2020, 2019 and 2018 was $188,802, $256,693 and $233,921, respectively.

The Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. Total lease expense amounted to $188,802, which included $23,331 of interest and $161,128 of amortization expense of ROU assets. Total cash paid for operating leases amounted to $201,173 for the year ended December 31, 2020. Supplemental balance sheet information related to operating leases is as follows:

December 31, 2020
Right-of-use assets	$376,502

Operating lease liabilities - current	$125,885
Operating lease liabilities - non-current	241,606
Total operating lease liabilities	$367,491

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2020:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.91
Weighted average discount rate	7.42%

The following is a schedule of maturities of lease liabilities as of December 31, 2020:

2021	$143,251
2022	138,983
2023	114,331
Total lease payments	-
Less: imputed interest	29,074
Present value of lease liabilities	$367,491

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – PREPAYMENT FOR CONSTRUCTION OF PROPERTIES

During the year ended December 31, 2018, the Company made prepayments of $3,661,800 (RMB 25.5 million) to a subcontractor for the intended construction of manufacturing facilities for its newly established subsidiary REIT Yancheng. In 2019, based on current market conditions and the Company’s financial performance, the Company intends to terminate the contract with the subcontractor and request the full refund of the prepayment. The Company expects to receive a full refund from this subcontractor, as a result, the balance has been reclassified as current assets as of December 31, 2019. As of December 31, 2020, the remaining balance was $1,073,100, which is expected to be received by June 30, 2021.

NOTE 11 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31, 2020	December 31, 2019
Property and buildings	$43,243,576	$40,531,954
Machinery and equipment	4,756,854	4,601,174
Transportation vehicles	1,113,632	970,650
Office and electronic equipment	228,521.5	335,145
Subtotal	49,342,584	46,438,923
Construction in progress (“CIP”)	200,145	107,652
Less: accumulated depreciation	(10,115,818)	(7,610,984)
Impairment of fixed assets	(4,349,960)	(1,477,948)
Property, plant and equipment, net	$35,076,952	$37,457,643

During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. In addition, given the Company’s net loss position in fiscal 2019, the Company further assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an impairment of approximately $1.5 million on its fixed assets for the year ended December 31, 2019. For the year ended December 31, 2020, management recognized additional $2.6 million impairment losses on the property and equipment based on the assessment performed by third party valuation firm.

As of December 31, 2020 and 2019, The Company’s properties with an aggregate carrying value of approximately $0.2 million (RMB 1.4 million) and $1.2 million (RMB 8.6 million) have been used as collateral for the Company’s short-term loans (see Note 13).

Depreciation expense was $2,015,496, $1,984,603 and $1,454,155 for the years ended December 31, 2020, 2019 and 2018, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31, 2020	December 31, 2019
Land use rights	$7,518,267	$7,042,551
Software	28,796	26,974
Total	7,547,063	7,069,525
Less: accumulated amortization	(1,142,004)	(924,346)
Intangible assets, net	$6,405,059	$6,145,179

As of December 31, 2020 and 2019, land use rights of 380,255 and 306,000 square meters with a carrying value of approximately $6.7 million and $4.4 million, respectively, was pledged to the bank as collateral for the Company’s long-term bank loan (see Note 14).

Amortization expense was $146,614, $172,216 and $153,286 for the years ended December 31, 2020, 2019 and 2018, respectively.

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2021	$155,202
2022	155,202
2023	155,202
2024	155,202
2025	155,202
2026 and Thereafter	5,629,050
$6,405,059

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHORT-TERM LOANS

Short-term loans consisted of the following:

	December 31, 2020	December 31, 2019
China Merchants Bank(“CMB”) (1)	$-	$3,590,000
Beijing Bank(“BJB”) (2)	-	2,872,000
Bank of Communications(“BOC”) (3)	-	718,000
Haikong Holdings Microfinance Co., Ltd.(“HHMC”) (4)	183,960	172,320
Changjiang Li Autonomous County Rural Credit Cooperative Association(“CCCA”) (5)	306,600	287,200
Hunyuan Rural Credit Cooperative Association (6)	766,500	718,000
Bank of Jiangsu (7)	766,500	-
Bank of Nanjing (8)	1,533,000	-
Huaxia Bank (9)	3,105,488	-
Deferred financing costs (10)	-	(48,422)
Total	$6,662,048	$8,309,098

(1)	In May 2018, Beijing REIT entered into a line of credit agreement with CMB. The agreement allowed Beijing REIT to borrow a maximum of $4.4 million (RMB30 million) loans out of this line of credit as working capital between May 3, 2018 and May 2, 2020. In April 2020, the loans were repaid upon maturity.

(2)	Bejing REIT entered into four loan agreements in January, February, April, and May 2019 with BJB to borrow approximately $2.9 million (RMB20 million) as working capital. These loans had a term of 12 months and bore a fixed interest rate of 5.44% per annum. All these loans were guaranteed by Beijing Zhongguancun Sci-tech Financing Guaranty Co., Ltd. (“Financing Guaranty”), a third-party guaranty company and the Chief Executive Officer (“CEO”) and principal shareholders of the Company. These loans were fully repaid upon maturity in January 2020.

(3)	In June and July 2019, Beijing REIT entered into two bank loan agreements with terms of six and seven months, respectively, with BOC to borrow an aggregate of approximately $1.5 million (RMB10 million) as working capital. The loans bore a fixed interest rate of 5.0025% per annum. These loans were also guaranteed by the principal shareholders of the Company and Financing Guaranty. The Company repaid approximately $0.7 million (RMB5 million) before December 31, 2019 and the outstanding loan balance as of December 31, 2019 was $718,000 (RMB5 million), which was repaid in full upon maturity in January 2020.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHORT-TERM LOANS (continued)

(4)	In December 2018, REIT Changjiang entered into a loan agreement with HHMC to borrow approximately $0.22 million (RMB1.5 million) as working capital for one year. The loan bears a fixed interest rate of 19.2% per annum. REIT Changjiang pledged its property with a carrying value of approximately $0.2 million (RMB1.4 million) as collateral. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.04 million (RMB0.3 million) in December 2019. For the remaining balance of $0.17 million (RMB1.2 million), the Company entered into a loan extension agreement with HHMC to extend the repayment date to November 11, 2020 with a fixed interest rate of 16‰ per month before May 11, 2020, and a fixed interest rate of 2% per month from May 11, 2020 to the actual repayment date. The Company has reached agreement with HHMC to extend the loan to September 30, 2021 subsequently.

(5)	In December 2019, REIT Construction entered into a bank loan agreement with CCCA to borrow approximately $0.3 million (RMB 2 million) as working capital for six months. The loan bears a fixed interest rate of 8.5% per annum and is guaranteed by REIT Changjiang. Immediately before the loan maturity date, the Company entered into a loan extension agreement with CCCA to extend the loan repayment date to March 31, 2021. The Company has reached agreement with HHMC to extend the loan to December 31, 2021 subsequently.

(6)	In December 2019, REIT Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.7 million (RMB5 million) as working capital for one year. The loan bears a fixed interest rate of 8.04% per annum. The loan is guaranteed by Beijing REIT. The Company fully repaid the loan in December 2020. Subsequent to the repayment, the Company signed another bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow RMB5 million on December 10, 2020 for a year with a monthly interest rate of 6.109%.

(7)	On March 18, 2020, REIT Xinyi entered into a new line of credit agreement with Bank of Jiangsu. The agreement allows REIT Xinyi to obtain loans up to RMB5 million for use as working capital between March 18, 2020 and March 15, 2021. Pursuant to the line of credit agreement, Xinyi REIT entered into four loans in total of approximately $0.7 million (RMB5 million), each at an annual interest rate of 4.55% with Bank of Jiangsu. The loan is guaranteed by Mr. Huizhen Hou and Mr. Dapeng Zhou. Meanwhile, REIT Xinyi also pledged land use right of 74,254.61 square meters with carrying value of RMB 9.9 million (approximately $1.9 million) as collateral to safeguard the loan. The loans were renewed with new mature dates in September 2021.

(8)	In January and March 2020, Beijing REIT entered into two loan agreements with Nanjing Bank to borrow approximately $1.4 million (RMB10 million). The loans have a term of 12 months and bear a fixed interest rate of 5.22% per annum. The loans are guaranteed by Financing Guaranty and the CEO and principal shareholders of the Company. The two loans were renewed in November and December 2020 with new mature dates of November 25, 2021 and December 2, 2021.

(9)	In November and December 2020, Beijing REIT entered into four loan agreements with Huaxia Bank to borrow approximately $3.1 million (RMB20 million). The loans have terms varies from 6 to 12 months and bear a fixed interest rate of 5.655% per annum. The loans are guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., Ltd. and the CEO.

(10)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from BJB, Beijing REIT incurred valuation and assessment fees. The fee was recorded as deferred financing costs and is being amortized over the term of the associated loan.

For the years ended December 31, 2020, 2019 and 2018, interest expense on all short-term loans amounted to $481,558, $609,097 and $480,452, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – LONG TERM BANK LOANS

	December 31, 2020	December 31, 2019
Long-term loans
Changjiang Li Autonomous County Rural Credit Cooperative Association (“CCCA”) (1)	$8,584,800	$8,041,600
Dongfang Credit Cooperative Association (2)	613,055	718,000
Subtotal	9,197,855	8,759,600
Less: current portion of long-term loans	(2,912,555)	(1,436,100)
Total	$6,285,300	$7,323,600

(1)

In June 2018, REIT Changjiang entered into a loan agreement with CCCA to borrow approximately $8.7 million (RMB $60 million) for the purpose of expansion of its production facilities. The loan has a term of six years from June 19, 2018 to June 19, 2024 with a fixed interest rate of 7% per annum.

REIT Changjiang pledged its land use right of 306,000 square meters and construction in progress on this land, as well as certain production lines as collaterals to secure this loan. RETO and Beijing REIT also pledged their shares in REIT Changjiang of 15.683% and 84.317%, respectively, as collateral to further secure the loan. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.1 million (RMB1.0 million) in fiscal 2018 and $0.4 million (RMB3.0 million) in fiscal 2019. On May 11, 2020, REIT Changjiang obtained approval from CCCA and amended the loan repayment schedule and the repayment of $287,000 (RMB2.0 million) that was originally scheduled on June 19, 2020 was extended to December 19, 2021. As of December 31, 2020, the outstanding balance of this loan was $8,584,800 (RMB56 million).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – LONG TERM BANK LOANS (continued)

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

For the years ended December 31, 2020, 2019 and 2018, interest on the Company’s long-term bank loans amounted to $654,467, $612,080 and $552,804, respectively.

As of the date of this report, the repayment schedule of the Company’s remaining long-term bank loan is as follows:

	Repayment in RMB	Repayment in USD
2021/01/31	999,055	$153,155
2021/03/31	3,000,000	459,900
2021/10/19	6,000,000	919,800
2021/11/19	1,000,000	153,300
2021/12/19	8,000,000	1,226,400
2022/03/19	6,000,000	919,800
2022/06/19	7,000,000	1,073,100
2021/12/19	7,000,000	1,073,100
2023/03/19	3,500,000	536,550
2023/06/19	3,500,000	536,550
2023/12/19	7,000,000	1,073,100
2024/06/19	7,000,000	1,073,100
Total	59,999,056	$9,197,855

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years ended December 31,
	2020	2019	2018
China Statutory income tax rate	25%	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(0.4)%	(2.1)%	(2.4)%
Non-PRC entities not subject to PRC tax (3)	(2.8)%	2.1%	10.5%
Research & Development (“R&D”) tax credit (1)	(1.7)%	0.4%	(1.4)%
Non-deductible expenses - permanent difference (2)	(2.2)%	(0.1)%	0.5%
Change in valuation allowance	(21.8)%	(34.4)%	(4.0)%
Effective tax rate	(3.9)%	(9.1)%	28.2%

(1)	According to PRC tax regulations, 175% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

(3)	Represents the tax losses incurred from operations outside of China.

 The breakdown of the Company’s income (loss) before income tax provision is as follows:

	For the Years ended December 31,
	2020	2019	2018
(Loss) income before income tax expense from China	$(13,079,878)	$(12,024,301)	$5,188,649
Loss before income tax expense from outside of China	(1,482,026)	(919,853)	(1,492,787)
Total income (loss) before income tax provision	$(14,561,904)	$(11,104,448)	$3,695,862

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred in RETO, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision (benefit) for the years ended December 31, 2020, 2019 and 2018 were as follows:

	For the Years ended December 31,
	2020	2019	2018
Current	$569,974	$514,664	$1,267,356
Deferred	-	492,241	(224,882)
Total	$569,974	$1,006,905	$1,042,474

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of December 31 2020 and 2019.

Deferred tax asset	December 31 2020	December 31 2019
Provision of doubtful accounts	$628,280	$3,421,260
Tax loss carried forwards	2,562,089	2,306,482
Valuation allowance on tax losses	(3,190,369)	(5,727,742)
	$-	$-

(b)	Value added tax

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

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	December 31,	December 31,
	2020	2019
VAT tax payable	$433,093	$302,546
Corporate income tax payable	2,146,610	1,445,200
Land use tax and other taxes payable	66,902	59,031
Total	$2,646,605	$1,806,777

As of December 31, 2020 and 2019, the Company had tax payables of approximately $2.6 million and $1.8 million, respectively, mostly related to the unpaid income tax and business tax in China. For the years ended December 31, 2020 and 2019, the Company has not received any penalty and interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXES (continued)

(c)	Taxes Payable (continued)

As of December 31, 2020 and 2019, the Company had accrued tax liabilities of approximately $2.6 million and $1.8 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of December 31, 2020. Therefore, there was no interest and penalty accrued as of December 31, 2020 because the Company has not received any penalty and interest charge notice from local tax authorities. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within fiscal 2020 but cannot guarantee such settlement will ultimately occur.

NOTE 16 – COMMITMENTS AND CONTIGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings are related to, or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third-party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

Guaranties

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to CCCA. The guaranteed principal creditor’s right is approximately $3.8 million (RMB25,000,000). The guarantee was still effective as of December 31, 2020.

Contractual commitments

As of December 31, 2020, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$367,491	125,885	241,606	-	$-
Repayment of bank loans	15,859,903	9,574,603	5,212,200	1,073,100	-
Total	$16,227,394	9,700,488	5,453,806	1,073,100	$-

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2020 and 2019 and transactions for the years ended December 31, 2020, 2019 and 2018 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	CEO and Chairman of the Board of Directors
Ms. Hong Ma	Wife of the CEO
Reto International Trading Co. Ltd	The owner of the entity holds more than 5% of the Company’s outstanding common stock
Q Green Techcon Private Limited	Owned by the minority Shareholder of REIT India
Shexian Ruibo Environmental Science and Technology Co., Ltd (Shexian Ruibo)	The Company owns 41.67% ownership interest in Shexian Ruibo
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by the CEO’s wife
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	An entity controlled by the CEO’s wife
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by the CEO

(2)	Due to related parties

As of December 31, 2020 and 2019, the balance of due to related parties were as follows:

	December 31, 2020	December 31, 2019
Mr. Hengfang Li	$764,533	$405,222

Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related party consisted of the following:

	December 31, 2020	December 31, 2019
Accounts receivable – related party
- Reto International Trading Co. Ltd	$202,074	$469,474
Total accounts receivable from related party	$202,074	$469,474

The Company fully collected the December 31, 2020 accounts receivable from related parties as of the date of this report.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – RELATED PARTY TRANSACTIONS (continued)

(4)	Advance to supplier, related party

Advance to suppliers, related party, consisted of the following:

	December 31, 2020	December 31, 2019
Advance to supplier – related party
- Q Green Techcon Private Limited	$162,014	$-
Shexian Ruibo*	3,872,110
Total	$4,034,124	$-

*

the balance represents the Company’s purchase advances for eco-material and equipment supplied by Shexian Ruibo. Shexian Ruibo is committed to deliver the related materials and equipment in aggregated of approximately $2.1 million by July 31, 2021 based on the purchase orders between the Company and Shexian Ruibo. The rest of prepayments are expected to be fully utilized before the fourth quarter of 2021.

(5)	Accounts payable to related party

Accounts payables to related parties consisted of the following:

	December 31, 2020	December 31, 2019
Accounts payable – related part
- Q Green Techcon Private Limited	$-	$1,361,253
- Shexian Ruibo.	153,344	123,796
Total	$153,344	$1,485,049

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the years ended December 31,
	2020	2019	2018
Sales to related parties
Zhongrong Honghe Eco Construction Materials Co., Ltd	$-	$-	$56,767
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	-	-	233,559
Hunyuan Baiyang Food Co., Ltd.	-	83,972	-
Reto International Trading Co. Ltd.	-	-	1,139,440
Shexian Ruibo	228,814
Total	$228,814	$83,972	$1,940,811

Cost of revenue associated with the sales to these related parties amounted to $148,034, $54,598 and $1,372,302 for the years ended December 31, 2020, 2019, and 2018, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – RELATED PARTY TRANSACTIONS (continued)

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the years ended December 31,
	2020	2019	2018
Purchase from a relate party
Shexian Ruibo	$1,837,841	$-	$5,843,564
Q Green Techcon Private Limited.	1,039,152	2,021,934	-
Total	$2,876,993	$2,021,934	$5,843,564

(8)	Loan guarantees provided by related parties

The Company’s principal shareholders also provide personal guarantees for certain of the Company’s short-term loans and long-term bank loans.

(9)	Guarantees provided to related parties

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is approximately $3.8 million (RMB 25,000,000). The guarantee was still effective as of December 31, 2020.

(10)	Other related party transactions

On September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo for the acquisition of a 41.67% ownership interest in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.8 million (RMB 18.5 million) and a non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million). The cash consideration was fully paid for the year ended December 31, 2020.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $2,386,119 and $2,632,797 as of December 31, 2020 and 2019.

Shares issuances

The Company is a company limited by shares established under the laws of the British Virgin Islands with 200,000,000 common shares authorized at $0.001 par value. As of December 31, 2020 and 2019, 24,135,000 and 23,160,000 common shares were issued and outstanding.

On September 5, 2019, the Company entered into a consulting service agreement with FirstTrust Group, Inc. (“FirstTrust”), pursuant to which FirstTrust would assist the Company with strategic initiatives over the service period from August 16, 2019 to August 15, 2020. The Company issued 400,000 of its common shares valued at $448,000 based on the fair market price of the Company’s shares, at $1.12 per share on September 5, 2019. The stock-based compensation is amortized over the service period. The Company recognized stock-based compensation expenses of $280,000 and $168,000 for the years ended December 31, 2020 and 2019, respectively.

Pursuant to the Company’s 2018 Incentive Plan, on January 22, 2020, the Company’s board of directors approved the issuance of an aggregate of 685,000 common shares of the Company with a fair value of $650,750 based on the Company’s share price of $0.95 per share at the grant date, as stock-based compensation to its directors and executives in exchange for their services for the period from January 1, 2020 to December 31, 2021. For the years ended December 31, 2020, the Company recognized stock-based compensation expenses of $325,375.

In addition, on February 3, 2020, the Company’s board of directors further approved the issuance of 290,000 common shares of the Company with a fair value of $333,500 based on the Company’s share price of $1.15 per share at the grant date, to award certain employees and one officer, in exchange for their services during the period from January 1, 2020 to December 31, 2021. For the years ended December 31, 2020, the Company recognized stock-based compensation expenses of $166,750.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENT REPORTING

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

The following table presents summary information by segments for the Company’s continuing operations for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the year ended December 31, 2020
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$6.528.080	$3,099,725	$106,695	$-	$9,734,500
Cost of goods sold	4,429,869	4,136,657	10,611	-	8,577,137
Gross profit	2,098,211	(1,036,932)	96,084	-	1,157,363
Interest expense and charges	672,779	735,683	136,053	-	1,544,515
Depreciation and amortization	164,538	1,993,462	4,110	-	2,162,110
Capital expenditures	6,900	242,593	-	-	249,493
Income tax expenses	569,974	-	-	-	569,974
Segment loss	(559,625)	(12,082,530)	(258,453)	-	(12,900,608)
Segment assets	$16,389,063	$41,233,143	$347,917	$3,950	$57,974,073

	For the year ended December 31, 2019
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$14,049,051	$15,323,690	$178,986	$-	$29,551,727
Cost of goods sold	9,420,539	12,730,843	39,775	-	22,191,157
Gross profit	4,628,512	2,592,847	139,211	-	7,360,570
Interest expense and charges	633,483	562,971	52,922	4,480	1,253,855
Depreciation and amortization	175,142	1,972,980	8,697	-	2,156,819
Capital expenditures	452,327	983,725	18,923	-	1,454,975
Income tax expenses	389,874	617,031	-	-	1,006,905
Segment loss	(2,982,674)	(7,956,271)	(304,433)	(1,052,740)	(12,296,118)
Segment assets	$19,150,283	$51,280,425	$356,424	$8,111	$70,795,244

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENT REPORTING (continued)

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

NOTE 20 – SUBSEQUENT EVENTS

On March 1, 2021, the Company entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,300,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

On April 22, 2021, the Company decided to issue 1,000,000 ordinary shares to Geniusland International Capital Ltd., a British Virgin Islands company for services rendered in connection with Company’s corporate strategy on the Nasdaq Stock Market.