Form 20-F
period 2021-12-31
ReTo Eco-Solutions, Inc.
filed 2022-05-02
CIK 1687277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2021

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

X-702, Runfengdeshangyuan, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive offices)

Hengfang Li

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Runfengdeshangyuan, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(+86) 10-64827328

Email: ir@retoeco.com

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.001 par value per share	RETO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2021, 28,965,034 common shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

 Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes  ☒ No

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

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes  ☐ No

i

CERTAIN TERMS AND CONVENTIONS

Except where the context otherwise requires and for purposes of this Annual Report on Form 20-F only:

●	“Beijing REIT” refers to Beijing REIT Technology Development Co., Ltd., a PRC limited liability company;

●	“Beijing REIT Ecological” refers to Beijing REIT Ecological Engineering Technology Co., Ltd., a PRC limited liability company;

●	“BVI” refers to the British Virgin Islands;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Common Shares” refers to common shares of par value $0.001 per share issued in ReTo;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“Hainan Yile IoT” refers to Hainan Yile IoT Technology Co., Ltd, a PRC limited liability company and subsidiary of REIT Mingde;

●	“M&A” refers to the amended and restated memorandum and articles of association of ReTo, currently in effect and as amended from time to time;

●	“REIT Changjiang” refers to REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd., a PRC limited liability company;

●	“REIT Construction” refers to Hainan REIT Construction Engineering Co., Ltd., a PRC limited liability company;

●	“REIT Holdings” refers to REIT Holdings (China) Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo;

●	“REIT Mingde” refers to Hainan REIT Mingde Investment Holding Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Technology Development Co., Ltd.;

●	“REIT Technology” refers to REIT Technology Development Co., Ltd., a PRC limited liability company and subsidiary of REIT Holdings;

●	“REIT Yancheng” Refers to REIT Ecological Technology Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings;

●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“ReTo” refers to ReTo Eco-Solutions, Inc., a BVI business company (registered in the BVI with company number 1885527);

●	“Ruirong” refers to Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd., a PRC limited company and a wholly owned subsidiary of Beijing REIT, which was dissolved on August 25, 2021;

●	“Xinyi REIT” refers to REIT New Materials Xinyi Co., Ltd, a joint venture established by Beijing REIT;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“U.S. dollars”, “US$” and “$” refer to the legal currency of the United States; and

●	“We”, “us”, “our”, or the “Company” refers to ReTo Eco-Solutions, Inc. and its subsidiaries, unless the context requires otherwise.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Hengfang Li”, even though, in Chinese, his name would be presented as “Li Hengfang”.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB6.3643 to US$1.00, the rate published by the Federal Reserve Board on April 8, 2022. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year.

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products. This annual report may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this annual report is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this annual report or the documents incorporated by reference herein are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the potential impact on our business of the economic, political and social conditions of the PRC;

●	any changes in the laws of the PRC or local province that may affect our operations;

●	the impact of COVID-19 on our operations;

●	our ability to operate as a going concern;

●	the liquidity of our securities;

●	inflation and fluctuations in foreign currency exchange rates;

●	the ability to realize benefits of the acquisition of REIT Mingde and integrate and expand its businesses into our existing business and grow and manage growth profitably;

●	our projections for our return on investment in client projects;

●	the ability to navigate geographic market risks of our eco-friendly constructions materials;

●	the ability to maintain a reserve for warranty or defective products and installation claims;

●	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	our ability to maintain effective supply chain of raw materials and our products;

●	slowdown or contraction in industries in China in which we operate;

●	our ability to maintain or increase our market share in the competitive markets in which we do business;

●	our ability to diversify our product and service offerings and capture new market opportunities;

●	our estimates of expenses, capital requirements and needs for additional financing and our ability to fund our current and future operations;

●	the costs we may incur in the future from complying with current and future laws and regulations and the impact of any changes in the regulations on our operations; and

●	the loss of key members of our senior management.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors,” “Operating and Financial Review and Prospects,” and elsewhere in this annual report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Holding Company Structure

ReTo Eco-Solutions, Inc. (“ReTo”, collectively with its consolidated subsidiaries, the “Company,” “we,” “us”, “our” or similar terminology) is a business company incorporated in the British Virgin Islands (“BVI”) with no material operations of its own. We conduct substantially all of our operations through our subsidiaries established in the People’s Republic of China (the “PRC” or “China”). Our equity structure is a direct holding structure, that is, ReTo, the BVI entity listed in the U.S., controls Beijing REIT and other PRC operating entities through REIT Holdings. See “Item 4. Information on the Company - A. History and development of the company” For more details.

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Common Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Common Shares.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Common Shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Cash and Other Assets Transfers between the Holding Company and Its Subsidiaries

As a result of ReTo’s initial public offering (“IPO”) which closed in November 2017, ReTo received net proceeds of approximately $14.3 million. In March 2021, ReTo issued a convertible debenture to an institutional investor in the principal amount of $2,300,000 and received net proceeds of $1,476,915. In July 2021, ReTo issued a convertible debenture to an institutional investor in the principal amount of $2,500,000 and received net proceeds of $2,189,256. In March 2022, ReTo issued the Note (as defined below) in the principal amount of $3,105,000 and received net proceeds of $3,000,000. As of the date of this annual report, with respect to the net proceeds from the IPO and the convertible debentures and the Note, ReTo had transferred an aggregate of approximately $18.5 million to Beijing REIT through REIT Holdings via shareholder loans and capital contribution. ReTo had kept the remaining approximately $0.4 million in its own account.

Other than the IPO, the convertible debentures and the Note, ReTo has not raised funds from investors so far, nor has transferred any other funds to its subsidiaries. To date, there have not been any dividends or other distributions from our Chinese subsidiaries to our companies located outside of mainland China, namely REIT Holdings and ReTo. ReTo, as a BVI holding company, may rely on dividends and other distributions on equity paid by its PRC subsidiaries for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, subject to ReTo’s M&A and the Act or to service any expenses and other obligations it may incur.

Within our direct holding structure, the cross-border transfer of funds from ReTo to its PRC subsidiaries is permitted under laws and regulations of the PRC currently in effect. Specifically, ReTo is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements in China. There are no quantity limits on ReTo’s ability to make capital contributions to its PRC subsidiaries under the PRC law and regulations. However, the PRC subsidiaries may only procure shareholder loans from REIT Holding in an amount equal to the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System or 2.5 times of its net assets, at the discretion of such PRC subsidiary.

For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent ReTo from making additional capital contributions or loans to its PRC subsidiaries.”

Subject to the passive foreign investment company rules, the requirements of ReTo’s M&A and the Act, the gross amount of any distribution that we make to investors with respect to our securities (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any proposed dividend would be subject to ReTo’s M&A and the Act; specifically, ReTo may only pay a dividend if ReTo’s directors are satisfied, on reasonable grounds, that, immediately after the dividend is paid, the value of its assets will exceed its liabilities and it will be able to pay its debts as they fall due.

The PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Restrictions on Our Ability to Transfer Cash Out of China and to U.S. Investors

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our Chinese subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to ReTo.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Common Shares from being traded on a national securities exchange or other over-the-counter markets.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, YCM CPA Inc. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Our Common Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Common Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Regulatory Permissions and Developments

We have been advised by our PRC Counsel that pursuant to the relevant laws and regulations in China, none of our PRC subsidiaries’ current business is stipulated on the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) promulgated by the Ministry of Commerce (the “MOFCOM”) and the National Development and Reform Commission of the People’s Republic of China (“NDRC”) which entered into force on January 1, 2022. Therefore, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

Currently, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations currently being conducted. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation (“SAMR”). Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

As of the date of this annual report, ReTo and its PRC subsidiaries are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of its PRC subsidiaries’ operations. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 (the “Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State Council. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. Given the current PRC regulatory environment, it is uncertain when and whether ReTo, REIT Holdings or any of our PRC subsidiaries will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators”. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market and conduct follow-on offerings after the listing, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted or the completion of the issuance of security in the follow-on offering. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable) and the filing materials for issuing overseas listing securities in an follow-on offering shall include but not limited to: record-filing and domestic legal opinion.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. As of the date of this annual report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to obtain permission from the government of China for any offering and continuous listing pursuant to this annual report. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situation which would clearly prohibit overseas offering and listing would apply to us. In reaching this conclusion, we are relying on an opinion of our PRC counsel and that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from the Chinese government that is required to approve of our operations and/or offering. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means and excluding anonymized information. The Personal Information Protection Law provides that a personal information processor could process personal information only under prescribed circumstances such as with the consent of the individual concerned and where it is necessary for the conclusion or performance of a contract to which such individual is a party to the contract. If a personal information processor shall provide personal information to overseas parties, various conditions shall be met, which includes security evaluation by the national network department and personal information protection certification by professional institutions. The Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

A.	[Reserved]

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies or in relations between China and the United States could have a material adverse effect on our business, financial condition and operations; and may result in our inability to sustain our growth and expansion strategies;

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business;

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

●	Our Common Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Common Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections;

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Common Shares. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;

●	PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China;

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent ReTo from making additional capital contributions or loans to its PRC subsidiaries; and

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Risks Related to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown;

●	Any decline in the availability or increase in the cost of raw materials could materially impact our earnings;

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products which could have a material adverse effect on our business;

●	Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins;

●	We rely on a limited number of vendors, and the loss of any significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business;

●	We face certain risks in collecting our accounts receivable, the failure to collect could have a material adverse effect on our business;

●	If we fail to protect our intellectual property rights, it could harm our business and competitive position.

●	The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2021 and 2020 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment;

●	We do not maintain a reserve for warranty or defective products and installation claims. Our costs could increase if we experience a significant number of claims, which could have a material adverse effect on our business;

●	Product defects and unanticipated use or inadequate disclosure with respect to our products could adversely affect our business, reputation and financial performance;

●	We may be unable to deliver our backlog on time, which could affect future sales and profitability and our relationships with customers;

●	Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs, and which may exceed the coverage of our insurance;

●	We may incur material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications;

●	Our operations may incur substantial liabilities to comply with environmental laws and regulations; and

●	If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

Risks Related to Our Newly Acquired Businesses and Related Industries

We face risks and uncertainties related to the Acquisition, the newly acquired businesses and related industries, including, but not limited to, the following:

●	The integration of newly acquired businesses may not provide the benefits anticipated at the time of acquisition;

●	We have a limited operating history in the newly acquired businesses and may be unable to achieve or sustain profitability or accurately predict the future results of such businesses;

●	Growing the newly acquired businesses requires us to continue investing in technology, resources, and new business capabilities; these investments may contribute to losses, and we cannot guarantee that any will be successful or contribute to profitability;

●	Any failure to offer high quality services and support may adversely affect our relationships with our customers and prospective customers, and adversely affect our business, results of operations and financial condition;

●	The software and information technology service market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed;

●	Hainan Yile IoT receives a substantial portion of its revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of its customers would result in lower revenues and could harm our business;

●	We operate in an emerging and evolving markets. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive;

●	Security incidents and attacks on our products or solutions could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

●	A significant portion of our revenues were derived from customers in the insurance industry. The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on the insurance industry and negatively affect the stability of our clients, which may subsequently have negative impact on our business;

●	Changes in practices of insurance companies in the markets in which we provide, and sell, our SVR and RSA and emergency home repair products services could adversely affect our revenues and growth potential;

●	Defects or errors in our products or solutions could diminish demand for our products or solutions, harm our business and results of operations and subject us to liability;

●	We face challenges from the evolving regulatory environment and user attitude toward data privacy and protection. Actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations;

●	We could be harmed by data loss or other security breaches;

●	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions, and could adversely affect our business, results of operations and financial condition;

●	Our services rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products or solutions, harm our business, our reputation and results of operations and subject us to liability;

●	Our use of open source or third-party software could negatively affect our ability to sell our products and solutions, and subject us to possible litigation;

●	We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition; and

●	The estimates of market opportunity, forecasts of market growth included in this annual report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Risks Related to our Common Shares

We face risks and uncertainties related to our Common Shares, including, but not limited to, the following:

●	The trading prices of our Common Shares are likely to be volatile, which could result in substantial losses to investors;

●	If securities or industry analysts publish negative reports about our business, the price and trading volume of our Common Shares securities could decline;

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

●	Substantial future sales or perceived sales of our Common Shares in the public market could cause the price of our Common Shares to decline;

●	Some provisions of the M&A discourage, delay or prevent a change in control of ReTo or its management that shareholders may consider favorable. However, under BVI law, ReTo’s directors may only exercise the rights and powers granted to them under the M&A, as amended and restated from time to time, and must always act in good faith in what they believe to be the best interests of ReTo;

●	You may not receive dividends or other distributions on our Common Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you and any proposed dividend would be subject to ReTo’s M&A and the Act; specifically, ReTo may only pay a dividend if ReTo’s directors are satisfied, on reasonable grounds, that, immediately after the dividend is paid, the value of its assets will exceed its liabilities and it will be able to pay its debts as they fall due; and

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive distributions with respect to the underlying Common Shares if it is impractical to make them available to you.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, our operations in China as well as the market price of our Common Shares may be adversely affected.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the internet, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

●	extraterritorial application of China’s securities laws.

As the Opinions on Strictly Cracking Down on Illegal Securities Activities were recently issued, there are great uncertainties as to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which aim to establish a unified supervision system and promote cross-border regulatory cooperation. The Draft Rules Regarding Overseas Listing lay out filing procedures for domestic companies to record their initial public offerings and follow-on offerings abroad with the CSRC. Issuers are required to file follow-on offerings with the CSRC within 3 business days after the closing of such offerings.

According to the Q&A held by CSRC officials for journalists thereafter, the CSRC will adhere to the principle of non-retroactive application of law and first focus on issuers conducting initial public offerings and follow-on offerings by requiring them to complete the registration procedures. Other issuers will be given a sufficient transition period. The CSRC officials also noted that the regulation system contemplated by the Draft Rules Regarding Overseas Listing differentiates between initial public offerings and follow-on offerings to take into account overseas capital markets’ fast and efficient features and to reduce impacts on overseas financing activities by domestic companies. If the Draft Rules Regarding Overseas Listing are enacted in their current forms, we expect to perform necessary registration filings with the CSRC for our follow-on offering within the prescribed transition period and for any follow-on offering in the event that it takes place after the Draft Rules Regarding Overseas Listing enter into force. However, it is uncertain when the Draft Rules Regarding Overseas Listing will take effect or if they will take effect as in their current forms.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB5 million, suspension of relevant business, and revocation of business permits or licenses.

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures that took effect in June 2020.

On July 10, 2021, the CAC issued the Cybersecurity Review Measures (revised draft for public comments), which proposed to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. The revised Cybersecurity Review Measures took effect on February 15, 2022. The revised Cybersecurity Review Measures expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. As advised by our PRC counsel, we believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we became a public company with shares listed on Nasdaq before such Measures entered into force on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme. We believe that we or any of our PRC subsidiaries do not constitute an online platform operator under the draft Regulations on Network Data Security as proposed, which is defined as a platform that provides information publishing, social network, online transaction, online payment and online audio/video services. None of our PRC subsidiaries is an online platform operator themselves, nor is any of them required to obtain an ICP license for their current operations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. We have access to certain information of our customers in providing services and may be required to further adjust our business practice to comply with new regulatory requirements.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or service offerings could fail to meet all of the requirements imposed on us by the PRC Cybersecurity Law, the PRC Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the China Securities Regulatory Commission prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

Moreover, according to the Anti-Monopoly Law of the People’s Republic of China promulgated on August 30, 2007 and the Provisions on Thresholds for Reporting of Concentrations of Undertakings (the “Prior Reporting Rules”) issued by the State Council in August 2008 and amended in September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council when the applicable threshold is crossed and such concentration shall not be implemented without the clearance of prior reporting. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprise by Foreign Investors (the “Security Review Rules”) issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements.

We may grow our business in part by acquiring other companies operating in our industries. Compliance with the requirements of the regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the CSRC or other Chinese regulatory agencies may be required in connection with our overseas capital-raising activities under Chinese law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by Chinese companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

Based on our understanding of the Chinese laws and regulations currently in effect and in the opinion of our PRC legal counsel, we will not be required to submit an application to the CSRC for its approval of any of our offerings of securities to foreign investors under the M&A Rules. However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law.

As part of such efforts, the CAC issued the Cybersecurity Review Measures (revised draft for public comments) on July 10, 2021, which went into effect on February 15, 2022. The current Cybersecurity Review Measures expand the cybersecurity review to online platform operators in possession of personal information of over one million users if the operators intend to list their securities in a foreign country. And such reviews will focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after a listing outside China. As advised by our PRC counsel, we believe that the cybersecurity review requirement under the Cybersecurity Review Measures currently in effect for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries and we or any of our PRC subsidiaries are not required to apply to the CAC for a cybersecurity review, because we became a public company with shares listed on Nasdaq before the effective date of the Cybersecurity Review Measures on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

We believe that we and our PRC subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and will continue to closely monitor the interpretation, enforcement and implications of such regulations and policies as well as any new regulations and rules that the CAC or other Chinese regulatory agencies may issue in the future.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. Notwithstanding the foregoing, as of the date of this annual report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, or sanction in relation to the listing and trading of our Common Shares on Nasdaq from the CSRC, the CAC or any other Chinese authorities that have jurisdiction over our operations.

We are advised by our PRC counsel that based on the Chinese laws and regulations currently in effect, as of the date of this annual report, we are not required to submit an application to the CSRC, the CAC or any other PRC regulatory authority for the approval of our follow-on offerings of securities to foreign investors or trading of our Common Shares on Nasdaq. Neither ReTo nor any of its subsidiaries has obtained the approval or clearance from either the CSRC, the CAC or any other Chinese regulatory authority for any follow-on offering that we may make in the future. However, there remains significant uncertainty inherent in relying on an opinion of our PRC counsel as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC regulatory agencies, including the CSRC or the CAC, may not reach the same conclusion as our PRC counsel. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required but the CSRC or other PRC regulatory body subsequently determines that we need to obtain the approval for any follow-on offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules subsequently that would require us to obtain CSRC or other governmental approvals for any follow-on offering, we may not be able to proceed with any follow-on offering, and may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any follow-on offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, the value of our securities, as well as our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of our offerings, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the value of the securities that we may registering.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent ReTo from making additional capital contributions or loans to its PRC subsidiaries.

ReTo, as an offshore holding company, is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries through loans or capital contributions. However, loans by ReTo to its PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange and capital contributions to its PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the State Administration of Foreign Exchange will permit such capital to be used for equity investments in the PRC in actual practice. The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency ReTo holds to its PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely to a significant extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our PRC subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of December 31, 2021 and 2020, these restricted assets totaled $48,035,523 and $46,119,381, respectively.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under current PRC law, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees, and any individual who has labor relationship with its domestic affiliated entities, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly-listed special purpose company may register with SAFE or its local branches before they obtain the incentive shares or exercise the share options. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are or will be subject to these regulations. Failure to complete the SAFE registrations for our employee incentive plans may subject our PRC resident personnel to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Our Common Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Common Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our Common Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. This list does not include our auditor, YCM CPA Inc.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our Common Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently registered under the PCAOB and subject to PCAOB inspections. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Common Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Common Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Common Shares.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Common Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Common Shares.

We conduct our business in China primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations, which could result in a material adverse change in our operation and/or the value of our Common Shares. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of ReTo face potential uncertainty from actions taken by the PRC government affecting our business.

We may be treated as a resident enterprise for PRC tax purposes under the the EIT Law, and we may therefore be subject to PRC income tax on our global income.

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

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. Although we use the United States dollar for financial reporting purposes, all of the transactions effected by our PRC subsidiaries are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Common Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2021, 2020 and 2019, we had a positive adjustment of $493,769, a positive adjustment of $1,923,316 and a negative adjustment of $576,743, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

We may be subject to foreign exchange controls in China, which could limit our use of funds that would be raised in future offerings, which could have a material adverse effect on our business.

Beijing REIT, REIT Technology and REIT Yancheng are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Registration of Establishment as FIEs”. Beijing REIT, REIT Technology and REIT Yancheng are FIEs. With such registration, Beijing REIT, REIT Technology and REIT Yancheng are allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if Beijing REIT, REIT Technology or REIT Yancheng borrow foreign currency through loans from ReTo Eco-Solutions or other foreign lenders, these loans must be registered with SAFE. If Beijing REIT, REIT Technology or REIT Yancheng are financed by means of additional capital contributions, reporting to or filings with certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and SAMR or its local counterparts, in respect of these capital contributions. These restrictions could limit our use of funds which would be raised in our future offerings, which could have an adverse effect on our business.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have notified substantial beneficial owners of Common Shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the British Virgin Islands, but we conduct substantially all of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

Risks Related to Our Business and Industry

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, for the years ended December 31, 2021, 2020 and 2019, our compensation and benefit costs for our employees were approximately $3.3 million, $3.4 million and $3.2 million, respectively. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, services and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 pandemic, which could significantly disrupt our operations.

In recent years, there have been outbreaks of epidemics in China and globally, including the outbreak of COVID-19. In March 2020, the World Health Organization declared the COVID-19 a pandemic. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China and worldwide.

The worldwide outbreak of COVID-19 pandemic has resulted in significant disruptions in the global economy. To contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and encouragement of remote working arrangements and cancellation of public activities. Recently, there has been a recurrence of COVID-19 outbreaks in certain provinces of China, including Shanghai, due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar emergency measures to contain further spread of COVID-19.

As it has historically, the COVID-19 pandemic may continue to, among other things, (i) disrupt our supply chain, delay our ability to timely fulfill our customer orders and lead to higher fulfilment expenses, (ii) reduce or curtail our customers’ expenditures and overall demand for our products or services, and increase the volatility of their purchase patterns from period-to-period, (iii) cause delays in production and collection of accounts receivable, and (iv) require us to take the initiatives in response to COVID-19 and many other efforts to leverage our technology, products and services to help contain the pandemic, all of which could have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Impact of COVID-19 on Our Operations and Financial Performance.”

Our operations are not located in affected regions, which could however reduce the capacity and efficiency of our operations and negatively impact the normal business operations. Our other measures taken to reduce the impact of this epidemic outbreak included upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to support potential growth in user traffic. We continue to monitor the evolving situation and guidance from government and public health authorities and may take additional actions based on their recommendations.

There remains uncertainty around the severity and duration of the COVID-19 pandemic and the measures taken, or may be taken, in response to the COVID-19 pandemic, which will depend on numerous factors, including, among others, the emergence of new cases of COVID-19 and its variants, hospitalization and mortality rates, and the availability and distribution of safe and effective treatments and vaccines.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location and our backup system is able to capture data on a real-time basis, we may still be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate or provide services to our customers.

Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect our operations and delivery of our products, services and projects. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, our operations may materially be affected and the delivery of our products services and projects may be delayed, which may have a material adverse effect on our business and operating results.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our customers generally operate in the construction industry. Therefore, we are subject to general changes in economic conditions impacting this segment of the economy. If the construction industry does not grow or if there is a contraction in this industry, demand for our business would decrease. Demand for our business is typically affected by a number of overarching economic factors, including interest rates, environmental laws and regulations, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall economy. If there is a decline in economic activity in China or the other markets in which we operate, or there is a protracted slowdown in industries upon which we rely for our sales, demand for our projects and products and our revenue would likewise decrease, which could have a materially adverse effect on our business.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the years ended December 31, 2021, 2020, and 2019, the Company purchased approximately 53%%, 43%, and 25% of its raw materials from one major supplier, respectively. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We face substantial inventory risk, which if not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

As of December 31, 2021, our inventory from continuing operations was $463,731. Inventory turnover associated with our continuing operations for the fiscal 2021 was 45 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

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

We generally obtain customers’ acceptance when we deliver products, equipment or projects. In practice, we allow our customers to reserve approximately 5-20% of the agreed purchase or installation price as a security retention for a period of one or two years after we deliver or implement a solution. We consider this one or two year term to be a warranty period for our products or projects sold. Historically, we have not experienced significant customer complaints concerning our products or projects, and none of our customers have claimed damages for any loss incurred due to quality problems. In addition to our one to two year reserve, China’s Product Quality Law generally allows customers two years to seek compensation for damages caused by product quality deficiencies in cases in which a product lacks an expiration period.

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

As of December 31, 2021, 2020 and 2019, our net accounts receivable associated with our continuing operations were $535,292 (including accounts receivable from third party customers of $441,703 and accounts receivable from related party customers of $93,589), $3,056,104 (including accounts receivable from third party customers of $2,856,105 and accounts receivable from related party customers of approximately $199,999) and $7,105,948(including accounts receivable from third party customers of $6,636,474 and accounts receivable from related party customers of $469,474), respectively. These amounts represented 15%, 37% and 42% of our total revenues from continuing operations in 2021, 2020 and 2019, respectively. For the year ended December 31, 2021, 2020 and 2019, our accounts receivable turnover associated with our continuing operations was 182, 222 days and 229 days, respectively.

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

Currently, our eco-friendly construction materials are sold in China. Accordingly, we are subject to risks related to the economy of China. In addition to economic conditions, the geographic concentration suggests that regional specific legislation, taxes and disasters such as earthquakes could disproportionately affect us and our financial performance. For example, a downturn in the demand for eco-friendly construction materials or economic conditions in Hainan Province could result in a material decline in our business, financial condition and results of operation.

The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2021 and 2020 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 3 to the consolidated financial statements to this annual report, we have suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. Our auditor, YCM CPA Inc., has indicated in their report on our financial statements for the fiscal year ended December 31, 2021 that there is a substantial doubt about our ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include working to improve our liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties. In order to fully implement its business plan and recover from continuing losses, we may also seek equity financing from outside investors. At the present time, however, we do not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.  If we are unable to achieve these goals, our business will be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors will lose their investment.

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

We own an aggregate of 145 patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), two of which were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. We also have 63 pending patent applications in China. In addition, we own 22 software copyrights in China.  We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

The process of seeking patent protection on future patents can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Implementation of Chinese intellectual property-related laws has historically been lacking, primarily because of ambiguities in PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

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

We, Hainan REIT Construction Project Co., Ltd. (“REIT Construction”) and Beijing REIT Ecological Engineering Technology Co., Ltd. (“Beijing REIT Ecological”) sometimes subcontract portions of our projects to third parties. According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of China, individual contractors are not in a position to obtain any qualification of labor subcontracting. Accordingly, contracts subcontracted out by REIT Construction and Beijing REIT Ecological to individual contractors may be declared void and unenforceable by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. It is possible that we may subcontract projects to individuals or parties without required qualifications. If the construction completed by unqualified individual subcontractors does not meet required quality standards and an accident occurs, we may jointly bear the consequences pursuant to the Article 67 of the Construction Law. Also, according to Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the consequences could be indemnifying the damages and paying a penalty ranging from RMB 500,000 (approximately $72,000) up to RMB 1.0 million (approximately $144,000).

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

We had approximately $2.4 million in bank loans loan outstanding as of December 31, 2021 (all short-term bank loans). The loans are held at multiple banks, and all of the debt is guaranteed by third-party guaranty companies and certain company officers. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

A financial intermediary may have acquired investment funds from investors to invest in our Company’s business before reaching a final mutual agreement with us to obtain such investments, which may subject us to on-going or future litigation, which could have a material adverse effect on our financial condition.

In 2018, a financial intermediary and REIT New Materials Xinyi Co., Ltd. (“Xinyi REIT”) began negotiations towards a potential cooperation where the financial intermediary would introduce potential investors to facilitate investment in Xinyi REIT’s business. In December 2018, an investor invested RMB1,000,000 (approximately $0.15 million) in Xinyi REIT through this financial intermediary. Xinyi REIT rejected this investment and returned the total investment funds it received to the investor and informed the financial intermediary to cease facilitating investments from other investors. In addition, despite there not being a final mutual agreement between the parties, it appears the financial intermediary may have acquired investment funds in the aggregate amount of RMB15,450,000 (approximately $2.15 million) from certain investors, and Xinyi REIT did not receive any funds from these investments.

Mr. Hengfang Li, the Company’s Chief Executive Officer and Chairman has agreed to assume full responsibility for liabilities, if any, and assume the creditor’s rights for these claims on behalf of the Company for any legal claims or lawsuits against the Company due to these investments. As of the date of this annual report, Xinyi REIT had been involved in one lawsuit as defendant regarding the above investments with the claim amount of RMB 300,000 (approximately $44,000), the total amount of which was repaid by Hengfang Li in May 2020. Accordingly, at this time, the Company believes that any ultimate liability resulting from the outcome of such proceedings, if there are any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

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

We cannot guarantee that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

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

Our eco-friendly construction materials are primarily used in the construction industry. Our business is in line with China’s current focus on environmental protection policies, specifically the 14th Five-Year Plan (2021-2025). However, should China alter its environmental policies towards less regulation, we believe demand for our eco-friendly construction materials and equipment will decrease, adversely impacting our results of operations, cash flows and financial position.

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

Beijing REIT obtained the High-New Technology Enterprise (“HNTE”) Certificate and is entitled to a preferential income tax rate of 15% for the three years from December 2019 to December 2022. The 15% tax rate is less than the standard 25% income tax rate in China. The estimated tax savings as a result of the Company’s tax benefits for the years ended December 31, 2021, 2020 and 2019 amounted to nil, $164,071 and nil, respectively. The local PRC government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Beijing REIT is no longer entitled to receive this tax exemption, its applicable tax rate will increase from 15% to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for eco-friendly construction materials could increase the burden of manufacturing and selling these materials in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

Failure to make adequate contributions to certain employee benefit plans as required by PRC regulations may subject us to penalties.

 We are required under PRC law to participate in various government sponsored employee benefit plans, including social security insurance, housing provident funds and other welfare-oriented payments, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. We have not made adequate employee benefit payments to the housing provident fund. We may be required to pay the shortage of our contributions. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Since the majority of our operations and assets are located in China, shareholders may find it difficult to enforce a U.S. judgment against the assets of our Company, our directors and executive officers.

Other than REIT India, our operations and assets are located in China. In addition, a majority of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

Substantial uncertainties exist with respect to the interpretation and implementation of the framework rules of the PRC Foreign Investment Law, and its application may require further rules to be issued by the PRC government, which may incur and increase our compliance costs and expenses and accordingly our financial condition and operation will be adversely affected.

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

Under the Foreign Investment Law, a “negative list’ promulgated or approved by the State Council will set forth industries that are prohibited industries and restricted industries. A foreign investor is prohibited to invest in any prohibited industry included therein. If a foreign investor is found to invest in any prohibited industry set forth under the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests in or assets of the “foreign-invested enterprise” (“FIE”) and have its income confiscated. A foreign investor may be permitted to invest in a FIE that is in a restricted industry set forth in the “negative list”, provided that relevant conditions are satisfied and certain approvals are acquired from relevant PRC governmental authorities. With respect to industries in which foreign investment is not prohibited or restricted, domestic and foreign investors will be equally treated. On December 27, 2021, the MOFCOM and the NDRC jointly issued the latest version of Negative List (Edition 2021). See “Item 4. Information on the Company – B. Business Overview – Regulations — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment”. Currently, our business falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list”, which may be promulgated or be amended from time to time by the MOFCOM and the NDRC.

Some of our PRC subsidiaries are as FIEs. Once an entity is determined to be a FIE and its business operations fall within a restricted industry under the “negative list”, in order for a foreign investor to invest in the FIE, such entity will be required to obtain entry clearance and approvals from the MOFCOM or its local counterparts and other relevant PRC government agencies. Our main products currently manufactured by us, including eco-friendly construction materials and equipment used for the production of these eco-friendly construction materials, do not fall in the prohibited or restricted industries under “negative list” that is currently effective.

The Foreign Investment Law also requires that the entity form, main organizations and business activities of an FIE established before the enactment of the Foreign Investment Law and in accordance with the Chinese-Foreign Equity Joint Venture Enterprise Law, the Chinese-Foreign Cooperative Joint Venture Enterprise Law or the Wholly Foreign-Owned Enterprise Law comply with the PRC Company Law, the PRC Partnership Law and other laws (as the case might be) and there is a five-year transition period from January 1, 2020 for FIEs to fully comply with such requirements. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulations Relating to Foreign Investment - The Foreign Investment Law.”

The relevant business carried out by our PRC subsidiaries and our investment in the PRC subsidiaries currently are not subject to the national security review under applicable PRC laws and regulations. However, if our future business operations or potential mergers and acquisitions we enter into in the PRC are related to national security sensitive areas or industries involving certain key technologies, national security review requirements will likely apply and the review result that is in compliance with PRC laws should be definitive. It remains unclear when the specific implementation measures of the Foreign Investment Law will be issued by the State Council. Given the uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, its application may require further rules to be issued by PRC government, which may incur and increase our compliance costs and expenses and accordingly our financial condition and operation will be adversely affected.

Risks Related to Our Newly Acquired Businesses and Related Industries

The integration of newly acquired businesses may not provide the benefits anticipated at the time of acquisition.

In line with our strategy to expand our operations and services in markets in which we currently operate as well as into new and emerging markets, leveraging our existing know-how and infrastructure, in December 2021, we acquired REIT Mingde, and we may make future acquisitions. We are required to devote management attention and resources to integrating business practices and operations of REIT Mingde. Potential difficulties we may encounter in the integration process include the following:

●	the inability to successfully integrate the businesses, including operations, technologies, products and services, in a manner that permits us to achieve the anticipated cost savings, revenue synergies and business growth, which could result in the anticipated benefits of the Acquisition not being realized partly or wholly in the time frame currently anticipated or at all;

●	lost sales and customers as a result of certain customers of any of the businesses deciding not to do business with us, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

●	the necessity of coordinating geographically separated organizations, systems and facilities;

●	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions following the Acquisition;

●	integrating personnel with diverse business backgrounds and business cultures, while maintaining focus on providing consistent, high-quality products and services;

●	consolidating and rationalizing information technology platforms and administrative infrastructures as well as accounting systems and related financial reporting activities and difficulty implementing effective internal controls over financial reporting and disclosure controls and procedures in particular; and

●	preserving important relationships of the Company and REIT Mingde and resolving potential conflicts that may arise.

Furthermore, it is possible that the integration process could result in the loss of key employees or skilled workers of REIT Mingde. The loss of key employees and skilled workers could adversely affect our ability to successfully conduct the newly acquired business because of their experience and knowledge of REIT Mingde’s businesses. In addition, we could be adversely affected by the diversion of management’s attention and any delays or difficulties encountered in connection with the integration of REIT Mingde’s businesses. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our operations. If we experience difficulties with the integration process, the anticipated benefits of the Acquisition may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on our business, results of operations, financial condition or prospects during this transition period and for an undetermined period after completion of the Acquisition.

We have a limited operating history in the newly acquired businesses and may be unable to achieve or sustain profitability or accurately predict the future results of such businesses.

Hainan Yile IoT commenced the RSA services operations in 2020 and the development and sales of software solutions in May 2019. Because its businesses and the market for its services are both new and evolving, evaluating the current business and its future performance is difficult and based upon limited historical data, a changing market, and its ability to influence the market. This applies to predictions of both revenue and expenses.

Building its businesses to date, Hainan Yile IoT has accumulated losses. The continued investment in new technology and services will add to its operating expenses. We cannot assure you that Hainan Yile IoT will be profitable, that it will be able to sustain profitability, or of the magnitude of its profitability. Our financial performance may be adversely impacted if we fail to address the “Risk Factors” described in this section, or any other risks and challenges that we may face. If its assumptions for addressing the risks that Hainan Yile IoT has identified and other business conditions are incorrect, our plans for operating the business may be impacted and it may not achieve our planned and expected results.

Growing the newly acquired businesses requires us to continue investing in technology, resources, and new business capabilities; these investments may contribute to losses, and we cannot guarantee that any will be successful or contribute to profitability.

Our plans for operating the newly acquired businesses and leading further growth of its RSA services and software solution offerings. These plans include developing new products and services. These investments could contribute to losses, and we cannot guarantee whether or when any of the new products and services will become operational, be successful with customers, or whether they will be profitable.

Any failure to offer high quality services and support may adversely affect our relationships with our customers and prospective customers, and adversely affect our business, results of operations and financial condition.

Our software solutions clients depend on our customer support team to assist them in deploying the solutions effectively, to help them to resolve post-deployment issues quickly, and to provide ongoing support. If we do not devote sufficient resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could discourage prospective customer from purchasing and using our software solutions. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business, results of operations and financial condition. Any failure to maintain high quality customer support, or a market perception that we do not maintain high quality customer support, could erode customer trust and adversely affect our reputation, business, results of operations and financial condition.

The software and information technology service market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The software and information technology service market is competitive and rapidly evolving. The principal competitive factors in our market include completeness of product offerings, level of customization of solutions, credibility with developers, global reach, ease of integration and programmability, product features, platform scalability, reliability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, as well as the cost of deploying and using our products.

Some of our existing competitors and potential competitors have larger scale, greater brand name recognition, longer operating histories, more established customer relationships and greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products, solutions or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products, solutions and services with comparable functionality to ours, and this could force us to decrease prices in order to remain competitive. With the introduction of new products, solutions and services and new market entrants, we expect competition to intensify in the future. In addition, some of our customers may choose to use our products and solutions and our competitors’ products and solutions at the same time.

Hainan Yile IoT receives a substantial portion of its revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of its customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. Hainan Yile IoT currently receives a substantial portion of its revenues from a limited number of customers, i.e. four insurance companies. In the years ended December 31, 2021 and 2020, total revenues generated from the four insurance company customers accounted for 54.3% and 8.5% of the total revenues of Hainan Yile IoT in the same periods, respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more significant customers or a reduction in usage by any significant customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

We operate in an emerging and evolving markets. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

The software and information technology service market in China is at an early stage of development. There are uncertainties over the size and rate at which this market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the industry is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our solutions must also integrate with a variety of network, hardware, software platforms and technologies, and we need to continuously modify and enhance our products and solutions to adapt to changes and innovation. For example, if customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to be compatible with those new software platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and solutions to operate effectively with evolving or new software platforms and technologies could reduce the demand for our products and solutions. If we are unable to respond to these changes in a cost-effective manner, our products and solutions may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

Security incidents and attacks on our products or solutions could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

Our business is dependent on providing our customers with safe, reliable and high-quality software solutions. Maintaining the security and availability of our systems, network, and the security of information we hold is a critical issue for us and our customers. Attacks on our customers and our own network are frequent and take a variety of forms. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. We may be subject to cyber-attacks from third parties. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed.

The costs incurred by us to avoid or alleviate cyber or other security problems and vulnerabilities may be significant. However, our efforts to address these problems and vulnerabilities may not be successful. Any significant breach of our security measures could:

●	lead to the dissemination of proprietary information or sensitive, personal, or confidential data about us, our employees, or our customers—including personally identifiable information of individuals involved with our customers and their end-users;

●	lead to interruptions or degradation of performance in our products and solutions;

●	threaten our ability to provide our customers with access to our products and solutions, and negatively affect our abilities to retain existing customers;

●	generate negative publicity about us;

●	result in litigation and increased legal liability or fines; or

●	lead to governmental inquiry or oversight.

The occurrence of any of these events could harm our business or damage our brand and reputation, lead to customer credits, loss of customers, higher expenses, and possibly impede our present and future success in retaining and attracting new customers. Security incidents or attacks on our infrastructure would be damaging to our reputation and could harm our business.

Similar security risks exist with respect to our business partners and our third-party suppliers for information technology support services and administrative functions. As a result, we are subject to the risk that cyber-attacks on our business partners and third-party suppliers may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our platform.

A significant portion of our revenues were derived from customers in the insurance industry. The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on the insurance industry and negatively affect the stability of our clients, which may subsequently have negative impact on our business.

A significant portion of our revenues were derived from insurance companies in Hainan province. Any change in the competitive landscape, market trend or user behaviors in such sector may have a negative impact on our customers, thus harm their ability to make payments and maintain and increase the usage of our services. In addition, the insurance industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the industry. As the laws and regulations are evolving and some of them are relatively new, changes to the current laws and regulations may harm our business and results of operation. In addition, interpretation and enforcement of such laws and regulations involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. If these laws and regulations or the uncertainty associated with their interpretation negatively impact the insurance industry where our customers operate, our business may be adversely affected as well.

Changes in practices of insurance companies in the markets in which we provide, and sell, our SVR and RSA and emergency home repair products services could adversely affect our revenues and growth potential.

We depend on the practices of insurance companies in the markets in which we provide our RSA services. The majority of our RSA customers are insurance companies, which in turn sell our RSA services to their policy holders as policy benefits. Other customers of our RSA services are drivers without any insurance coverage for RSA services. Therefore, we rely on insurance companies’ continued practice of offering RSA services as benefits under its policies and accepting our RSA services.

If any of these policies or practices change, for regulatory or commercial reasons, or if market prices for these services fall, revenues from our RSA services could decline, which could adversely affect our revenues and growth potential.

Defects or errors in our products or solutions could diminish demand for our products or solutions, harm our business and results of operations and subject us to liability.

Our customers use our products or solutions for important aspects of their businesses, and any errors, defects or disruptions to our products and solutions and any other performance problems with our products or solutions could damage our customers’ businesses and, in turn, hurt our brand and reputation. We provide regular updates to our products or solutions, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products or solutions could result in negative publicity, loss of or delay in market acceptance of our products or solutions, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we do not carry insurance to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

In addition, our solutions and products must interoperate with our customers’ existing internal networks and infrastructure. These complex internal systems are developed, delivered, and maintained by the customer and a myriad of vendors and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products, and may be highly customized. We must be able to interoperate and provide products to customers with highly complex and customized internal networks, which requires careful planning and execution between our customers, our customer support teams and, in some cases, our channel partners. Further, when new or updated elements of our customers’ infrastructure or new industry standards or protocols are introduced, we may have to update or enhance our technologies and infrastructure to allow us to continue to provide our products or solutions to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our products and solutions, which could make it difficult for our products and solutions to function properly in customer internal networks and infrastructures that include these third-party products.

We may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain compatibility of our solutions and products with our customers’ internal networks and infrastructures, our customers may not be able to fully utilize our solutions and products, and we may, among other consequences, lose or fail to increase our market share and experience reduced demand for our products or solutions which would materially harm our business, results of operations, and financial condition.

We face challenges from the evolving regulatory environment and user attitude toward data privacy and protection. Actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

We operate in the regulatory environment in which data privacy and protection is evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect the software and information technology service industry, our clients and us. Regulatory investigations, restrictions, penalties and sanctions, whether targeted at us or not, may negatively affect the market environment in which we operate, our existing or potential clients, and our products and services, which may in turn have a material adverse effect on our business, results of operations and financial condition. It is also possible that we may become subject to additional or new laws and regulations regarding data privacy and protection in connection with the data we have access to and the data products and services we provide to our clients. Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high profile security breach occurs with respect to our competitors, people may lose trust in the security of software solutions providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.

Our business partners and customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our partners or customers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

Our business partners and customers that use our products may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health data or other similar data.

Any failure or perceived failure by our business partners or customers to comply with applicable laws and regulations could result in their reputational damage or governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, which may harm our business partnership and have a negative impact on our business.

We could be harmed by data loss or other security breaches.

Because we process, store, and transmit data, including personal information, failure to prevent or mitigate risks of data loss or other security breaches, including breaches of our vendors’ or customers’ technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us, deter customers from using our products and services, and otherwise harm our business and reputation. We use third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions. Some of our systems have experienced past security breaches, and, although they did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor or customer, such measures cannot provide absolute security. Moreover, in the event of a major system disruption, hardware malfunction or damages to data centers and servers caused by technologies failures, natural disasters or man-made problems, we may experience significant loss of data which would materially and adversely affect our business, financial condition and results of operations.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communications and business applications. PRC or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and solutions in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based products and services such as our products and solutions. In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products or solutions could decline, which could adversely affect our business, results of operations and financial condition.

Our services rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products or solutions, harm our business, our reputation and results of operations and subject us to liability.

We rely in part upon the stable performance of our servers for provision of our solutions, products and services. Any disruption to our servers may happen due to internal and external factors, such as inappropriate maintenance, defects in the servers, cyber-attacks targeted at us, occurrence of catastrophic events or human errors. Such disruption could result in negative publicity, loss of or delay in market acceptance of our solutions and products, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may need to expend additional resources to help with recovering. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from disruption in servers. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

Our use of open source or third-party software could negatively affect our ability to sell our products and solutions, and subject us to possible litigation.

Our products and solutions incorporate open source software, and we expect to continue to incorporate open source software in our products and solutions in the future. Courts have interpreted few of the licenses applicable to open source software, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and solutions. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and solutions, we cannot be certain that we have not incorporated open source software in our products or solutions in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and solutions and to re-engineer our products or solutions or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or solutions, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China so that we can prevent others from using our inventions and proprietary information. As of the date of this prospectus, we have registered 28 patents, 55 pending patent applications, 38 trademarks, 14 software copyrights, and ten domain names in China related to our newly acquired businesses. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected. There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We also rely, in part, on confidentiality agreements and non-compete agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently with us lacking an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, to the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.

The estimates of market opportunity, forecasts of market growth included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industries.

Risks Related to Our Common Shares

The market price for our Common Shares may be volatile, which could result in substantial losses to investors.

The trading prices for our Common Shares have fluctuated since we first listed our Common Shares. Since our Common Shares became listed on the Nasdaq on November 29, 2017, the trading price of our Common Shares has ranged from $12.75 to $0.55 per Common Share, and the last reported trading price on April 28, 2022 was $0.8659 per Common Share. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

If we are classified as a passive foreign investment company, United States taxpayers who own our Common Shares may have adverse United States federal income tax consequences.

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

The calculation of the value of our assets is based, in part, on the then market value of our Common Shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our prior public offerings. We cannot assure that we will not be a PFIC for any taxable year. See “Item 10. Additional Information- E. Taxation – Material United States Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified relate to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of an effective review by management for the year ended accounting close and reporting. Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We plan to continue implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting and U.S. GAAP training and to set up a financial and system control framework.

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

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. As of the date of this annual report, management has concluded that such controls are ineffective.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. However, as long as we remain a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K, we are not required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or other regulatory authorities, which could require additional financial and management resources.

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

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

Our Common Shares are currently trading on The Nasdaq Capital Market, and the continued listing of our Common Shares on The Nasdaq Capital Market is subject to our compliance with a number of listing standards. On September 7, 2021, we received notices from Nasdaq that because the closing bid price for our common stock had fallen below $1.00 per share for 30 consecutive business days, we no longer complied with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market under Rule 5550(a)(2) of the Nasdaq Listing Rules. On November 11, 2021, we received a letter from Nasdaq informing that we had regained compliance with Nasdaq Listing Rules 5550(a)(2).

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our securities. Such a de-listing would likely have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Shares when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Shares to become listed again, stabilize the market price or improve the liquidity of our Common Shares, prevent our Common Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We incur increased costs as a result of being a public company, which could have a material adverse effect on our profitability.

As a public company, we incur increased legal, accounting and other expenses. For example, we must now engage U.S. securities law counsel and auditors that we did not need prior to our initial public offering, and we will continue to have annual payments to remain listed on the Nasdaq Capital Market. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and Nasdaq, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will continue to incur additional costs associated with our public company reporting requirements. Added costs of this nature will naturally reduce our profitability and could have a material adverse effect on our business.

The requirements of being a public company may strain our resources and divert management’s attention, which could have a material adverse effect on our business.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, and current reports with respect to our business and operating results.

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

As a reporting company in the United States, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private PRC companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Our classified board structure may prevent a change in control of our Company.

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the 2023 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2024 annual meeting of shareholders and Class C directors hold office for a term expiring at the 2022 annual meeting of shareholders. Directors of each class are elected for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

Our officers and directors control a sizeable amount of our Common Shares, decreasing your influence on shareholder decisions.

Our officers and directors in the aggregate, beneficially own approximately 18.7% of our outstanding shares. As a result, our officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Common Shares. These actions may be taken even if they are opposed by our other shareholders.

As the rights of stockholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by (among other things) our constitutional documents (consisting of our M&A) and the British Virgin Island’s primary corporate legislation, the British Virgin Islands Business Companies Act, 2004 (as amended) (the “BVI Act”). The British Virgin Islands has a common law legal system based on the English model, comprising statute law and binding case precedents influenced by the laws of England and other Commonwealth jurisdictions, with a right of final appeal to the Privy Council in London. The rights of shareholders to take legal action against our directors, actions by minority stockholders and the fiduciary responsibilities and duties of our directors under British Virgin Islands law are to a large extent found under common law and the BVI Act. While decisions of the BVI courts are treated as precedents in the usual way, reference often needs to be made to decided cases in other jurisdictions. While the common law of England is recognised in the jurisdiction by way of statutory enactment, this is subject to local conditions that give the court a degree of flexibility. However, in practice, the courts ordinarily treat English judgments as highly persuasive (although in certain cases, the BVI courts have declined to follow English precedents, which is normally justified by distinguishing on the basis that the position is modified in the BVI by statute). The BVI forms part of the wider jurisdiction of the Eastern Caribbean Supreme Court, so judgments from other courts in the same jurisdiction are normally persuasive, even though they are not technically binding upon the court. Judgments from other leading Commonwealth jurisdictions, particularly Australia and Hong Kong, are also often considered by the BVI courts. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands may have a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions in a federal court of the United States and may have to proceed with such action in the British Virgin Islands, thereby limiting shareholders’ ability to protect their interests.

Whether a British Virgin Islands company has standing to initiate a shareholder derivative action in a federal court of the United States is a matter of United States law and in such case, that company may have to proceed with such action in the British Virgin Islands. Permission is required from the BVI Court in order for a shareholder of a BVI company to bring a derivative action in the BVI. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal monetary judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, in our case, our M&A. Shareholders are entitled to have the affairs of the Company conducted in accordance with the general law and the Memorandum and Articles.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements and we do not intend to file quarterly reports. We are not required to disclose detailed individual executive compensation information and we do not intend to disclose detailed executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime and we do not intend to file Section 16 reports for officers and directors.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we do plan to disclose material information to all investors at this time. In addition, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Item 4. Information on the Company

A.	History and development of the company.

Corporate History

ReTo is a BVI business company with limited liability, established under the laws of the BVI on August 7, 2015 as a holding company to develop business opportunities in China.

On November 29, 2017, ReTo completed its IPO of 3,220,000 Common Stock at a public offering price of $5.00 per share. In connection with the offering, the Company’s common stock began trading on the NASDAQ Capital Market beginning on November 29, 2017 under the symbol “RETO”.

ReTo owns 100% equity interest of REIT Holdings, a limited liability company established in Hong Kong. Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) was established on May 12, 1999 under the laws of PRC. Over the years, Beijing REIT established four subsidiaries consisting of: Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”), which was incorporated on May 12, 2008; Beijing REIT Ecological, which was incorporated on April 24, 2014; Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”), which was incorporated on May 12, 2014 and was subsequently dissolved in 2021; and REIT Technology Development (America), Inc., a California corporation, which was incorporated on February 27, 2014 and was dissolved in March 2022.

On February 7, 2016, Beijing REIT and its individual original shareholders entered into an equity transfer agreement, pursuant to which these shareholders agreed to transfer all of their ownership interests in Beijing REIT with a carrying value of RMB 24 million (or $3,466,260) to REIT Holdings. After this equity transfer, Beijing REIT became a Wholly Foreign-Owned Enterprise (“WOFE”) and amended the registration with the State Administration of Market Regulation on March 21, 2016.

REIT Changjiang was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $15.7 million). REIT Changjiang was engaged in hauling and processing construction and mining waste, with which it produces recycled aggregates and bricks for environmental-friendly uses prior to the disposition of REIT Changjiang in December 2021.

On June 1, 2015, REIT Construction was incorporated as a wholly owned subsidiary of REIT Changjiang.

On July 15, 2015, Beijing REIT established a joint venture, Xinyi REIT, together with Xinyi City Transportation Investment Co., Ltd. (“Xinyi TI”), a third party. Beijing REIT owns 70% equity interest of Xinyi REIT, with the remaining 30% owned by Xinyi TI.

On September 20, 2015, Beijing REIT acquired 100% of the equity interest of Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. (“Nanjing Dingxuan”) from a third party for no consideration given the company’s registered capital was not paid and had no assets or operations. Najing Dingxuan was engaged in providing technical support and consulting services for environmental protection projects but its operation was suspended in 2021.

In February 2016, Beijing REIT established a joint venture, REIT Q GREEN Machines Private Limited (“REIT India”), together with an Indian company, Q Green Techcon Private Limited (“Q Green”). Beijing REIT owns 51% equity interest of REIT India with the remaining 49% owned by Q Green.

On October 22, 2018, REIT Ecological Technology Co., Ltd. was incorporated as a wholly owned subsidiary of REIT Holdings.

On August 29, 2019, Datong Ruisheng Environmental Engineering Co., Ltd. (“Datong Ruisheng”) was incorporated as a wholly owned subsidiary of Beijing REIT. Datong Ruisheng is engaged in the potential ecological restoration projects in Datong, Shanxi Province.

On November 11, 2019, Yangbi Litu Ecological Technology Co., Ltd. (“Yangbi Litu”) was jointly established by REIT Yancheng and Yunnan Litu Technology Development Co., Ltd. (“Yunnan Litu”). REIT Yancheng owned a 55% of the ownership interest in Yangbi Litu, with the remaining 45% equity interest owned by Yunnan Litu. Because the Company’s ownership interest in Yunnan Litu was 55%, the Company held an aggregate 79.75% equity interest in Yangbi Litu, directly and indirectly. Yangbi Litu will be engaged in providing services in comprehensive ecological restoration and sales of environmentally friendly equipment and new materials. On July 13, 2020, REIT Yancheng transferred its 55% equity interest in Yunnan Litu to a third-party individual and two third-party companies for a nominal price. As a result, the Company’s equity ownership interest in Yangbi Litu decreased from 79.75% to 55%. On July 13, 2020, ReTo transferred its 55% equity interests in Yunnan Litu to third parties for a nominal price given the inactivity of Yunnan Litu’s business operations since its inception and ReTo’s ongoing focus on its own organic business growth.

On January 2, 2020, Beijing REIT signed a share transfer agreement with third party, Hebei Huishitong Techonology Inc. (“Huishitong”) and sold 100% of its ownership interest in Gu’an REIT to Huishitong for total consideration of RMB 39.9 million (approximately $5.7 million).

On September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”) for the acquisition of 41.67% of the equity interests in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.7 million (RMB 18.5 million) and non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million). Beijing REIT made the cash payment of $2.7 million (RMB 18.5 million) on October 20, 2020 and the six patents had been transferred to Shexian Ruibo prior to September 15, 2020.

In December 2020, we incorporated Guangling REIT Ecological Cultural Tourism Co., Ltd. (“Guangling REIT”) in China as a wholly owned subsidiary of REIT Ecological Technology Co., Ltd. Guangling REIT will be engaged in the business of ecological restoration and management, and construction and operation of health and cultural tourism projects.

On November 12, 2021, Beijing REIT and REIT Holdings entered into an equity transfer agreement to sell 100% equity interest in REIT Changjiang to the Purchasers, in exchange for a total consideration of RMB 60,000,000 (approximately $9.4 million) in cash. The Purchasers have issued to Beijing REIT and REIT Holdings a promissory note in the principal amount of RMB 60,000,000, reflecting the purchase price to be paid in accordance with the equity transfer agreement. As of the date of this annual report, the company received a total of RMB 45 million (approximately US$7.1 million) from the Purchasers with the remaining payment of RMB 15 million (approximately US$2.4 million) to be paid by the Purchasers by June 15, 2022. In December 2021, we completed the disposition of REIT Changjiang following the approval of our shareholders and board of directors.

On December 27, 2021, REIT Technology acquired 100% equity interest of REIT Mingde, as more fully described under the heading “Recent Developments” above.

Corporate Structure

The chart below summarizes our corporate structure as of the date of this report:

B.	Business overview.

Overview

We, through our operating subsidiaries in China, are engaged in the manufacture and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide consultation, design, project implementation and construction of urban ecological protection projects through our operating subsidiaries in China. We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects. As more fully described below under the heading “Our Products and Services,” through the newly acquired subsidiaries, we expand our product and service offerings to include roadside assistance services, and software development services and solutions utilizing Internet of Things (“IoT”) technologies.

We currently provide a full spectrum of products and services related to recycling and reuse of solid wastes, from producing eco-friendly construction materials and manufacturing equipment used to produce construction materials, to project installation. We differentiate us from our competitors through strong research and development capabilities and advanced technologies and systems.

Our products are eco-friendly, as they contain approximately 70% of reclaimed iron tailings in place of traditional cement. The use of reclaimed iron tailings assists in the protection of the environment by saving space in landfills used for the disposal of these materials, and assisting in the remediation and reclamation of abandoned or closed mining sites. In addition, we believe less energy is consumed when manufacturing our eco-friendly construction materials as compared with other traditional building materials. We believe our eco-friendly construction materials, with superior water permeability and competitive prices, are in greater demand than traditional materials as governments and others increase their focus on reducing the environmental impact of their activities.

Due to China’s recent emphasis on environmental protection, we believe there is a unique opportunity to grow our company, which we expect will be driven by demand for our eco-friendly construction materials and equipment used to produce these materials as well as our project construction expertise. We believe our technological know-how, production capacity, reputation and offerings of products and services will enable us to seize this opportunity.

Our clients are located throughout mainland China, and internationally in Middle East, Southeastern Asia, Africa, Europe and North America. We are actively pursuing additional clients for our products, equipment and projects, internationally in the Bangladesh, North America and in additional provinces of China. We seek to establish long-term relationships with our clients by producing and delivering high-quality products and equipment and then providing technical support and consulting services after equipment is delivered and projects are completed.

Recent Developments

Spinoff of REIT Changjiang

On November 12, 2021, Beijing REIT and REIT Holdings entered into an equity transfer agreement to sell 100% equity interest in REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) to Zhixin Group (Hong Kong) Co., Ltd. and Xiamen Zhixin Building Materials Co., Ltd. (collectively, the “Purchasers”) in exchange for a total consideration of RMB 60,000,000 (approximately $9.4 million) in cash. The Purchasers have issued to Beijing REIT and REIT Holdings a promissory note in the principal amount of RMB 60,000,000, reflecting the purchase price to be paid in accordance with the equity transfer agreement. The parties entered into a supplemental agreement on December 24, 2021, providing for a revised payment schedule for the purchase price. As of the date of this annual report, we received a total of RMB 45 million (approximately US$7.1 million) from the Purchasers with the remaining payment of RMB 15 million (approximately US$2.4 million) to be paid by the Purchasers by June 15, 2022. On December 17, 2021, we completed the disposition of REIT Changjiang following the approval of our shareholders and board of directors.

Acquisition of REIT Mingde

On December 27, 2021, REIT Technology Development Co., Ltd., a wholly owned subsidiary of Beijing REIT (“REIT Technology”) entered into an Equity Transfer Agreement (the “Agreement”) with REIT Mingde, Xiaoping Li and Jing Peng, former shareholders of REIT Mingde and owning 99% and 1% of the equity interest of REIT Mingde prior to the Acquisition (as defined below), respectively, and together with Hainan Yile IoT Technology Co., Ltd, a PRC limited liability company and subsidiary of REIT Mingde (“Hainan Yile IoT”) and Yangpu Fangyuyuan United Logistics Co., Ltd., a PRC limited liability company and subsidiary of REIT Mingde (“Yangpu Fangyuyuan”). REIT Mingde owned 100% of the equity interest of Yangpu Fangyuyuan and 61.55% of the equity interest of Hainan Yile IoT.

Pursuant to the Agreement, among other things, REIT Technology acquired 100% of the equity interest of REIT Mingde for a total consideration of RMB10,000,000 (approximately US$1.6 million) in cash or cash equivalents (the “Acquisition”). After the closing of the Acquisition, Xiaoping Li, who is also the legal representative of REIT Mingde, will be appointed as a director and Executive Vice President of ReTo.

On February 22, 2022, ReTo issued an aggregate of 2,580,000 Common Shares to Xiaoping Li and Jing Peng (and/or their designees), at $0.61 per share, in lieu of the cash payment of RMB 10 million payable to Xiaoping Li and Jing Peng under the Acquisition. The 2,580,000 Common Shares represented approximately 8.45% of the issued and outstanding Common Shares of ReTo immediately prior to the issuance.

Convertible Note Financing

On March 10, 2022, ReTo entered into a Securities Purchase Agreement pursuant to which ReTo issued an unsecured convertible promissory note (the “Note”) to Streeterville Capital, LLC, an institutional accredited investor (the “Investor”). The Note will mature 12 months after the purchase price of the Note is delivered from the Investor to ReTo (the “Purchase Price Date”). The Note has an original principal amount of $3,105,000 and Investor gave consideration of $3,000,000, reflecting an original issue discount of $90,000 and $15,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The transaction contemplated under the Securities Purchase Agreement was closed on March 11, 2022 and the Company anticipates using the proceeds for general working capital purposes.

On March 28, 2022, ReTo and Investor entered into an amendment to the Note, pursuant to which ReTo has agreed to satisfy any conversion request from Investor by making a cash payment equal to 110% of any converted amount if, at the time of the conversion, the Floor Price (as defined in the Note) is higher than the then current conversion price.

Industry and Market Opportunities

Construction and Construction Materials Markets

From 2011 to 2020, the total output value of China’s construction industry showed an upward trend year by year. Although China’s economic growth has slowed in recent years, it is believed China is, and will continue to be, the world’s largest construction market for a number of years despite the decline of its share of the global construction industry.

The slowdown in China’s urbanization process since 2020 has a significant impact on the construction industry. However, we believe our eco-friendly construction materials will be in greater demand than traditional materials as the PRC construction market continues to grow and the PRC government increases its focus on reducing the environmental impact of construction activities, which includes, among other things, recent environmental initiatives.

Sponge city. The concept of the “sponge city” proposed by PRC scientists and politicians is equivalent to the “Sustainable Drainage Systems” (SuDS) in the United Kingdom as well as the “Low Impact Development” in the United States. Sponge cities are being constructed nationwide in China, not only in new urban (town) areas, but also in the transformation of existing urban (town) areas. In the “14th Five-Year Plan” (2021-2025) announced by China in March 2021, “sponge city construction” will remain one of the PRC government’s investment focuses for the next few years, which will not only lead to changes in materials for municipal pavement, pond slope protection and other construction purposes, but also create an ongoing need for these materials.

Water ecological restoration and high-standard farmland construction. In China’s 14th Five-Year Plan, water conservation continues to be the top priority of the national infrastructure network, with emphases on water resource management, water ecological restoration and environmental water protection. In 2021, the Ministry of Agriculture and Rural Affairs of China issued the National High-standard Farmland Construction Plan (2021-2030), and provide for some specific indicators for the farmlands, water and roads. We believe this will create higher demands for construction projects such as ecological slope protection (retaining walls), dry barrier walls (SRWs), and drainage trenches and thereby bring us new market from molding equipment and small precast concrete products.

“Rural revitalization” and “urban renewal”. In January 2022, the Opinions of the Central Committee of the Communist Party of China and the State Council on Doing a Good Job in Comprehensively Promoting the Key Work of Rural Revitalization in 2022 was issued by the Central Committee of the Communist Party of China and the State Council. Also known as “Document No. 1,” the Opinions is the first official policy document issued by the PRC government in the new year that traditionally focuses on rural issues with this year’s focus on the advancement of rural revitalization. Rural revitalization calls for high standard farmland construction, advancement of agricultural infrastructure, and improvement of the implementation of rural conduction system, among other things.

In addition, in November 2021, the General Office of the Ministry of Housing and Urban-Rural Development of the PRC issued the Notice on Launching the First Batch of Urban Renewal Pilot Work, and decided to carry out the first batch of urban renewal pilot work in a two-year period in 21 cities (districts) including Beijing. The connotation of “urban renewal” is to “promote the optimization of urban structure, function improvement and quality improvement”. It is believed that “Urban renewal” is fundamentally different from the previous “old city renovation” and includes the renovation of the old city, with a higher level and a wider scope, including house renovation (demolition) and road renovation, as well as preservation of urban culture and customs, and division of functional areas. We believe the rural revitalization and urban renewal policies of the PRC government will create demand for construction materials, in particular in the concrete blocks (bricks) industry, which will bring opportunities to increase product value and competition for product differentiation, optimize product structures and improve the equipment functionalities.

Eco-friendly raw materials and low carbon products. The current Industrial Structure Adjustment Guidance Catalogue (2019 Version) issued by the National Development and Reform Commission of the PRC, list pavement bricks (boards), pavement permeable bricks (boards), square permeable bricks (boards), decorative bricks (blocks), antique bricks, slope protection ecological bricks (blocks), hydraulic ecological bricks (blocks) and other green building materials in the Encouraged Category: Building Materials. The catalogue proposes in “Encouraged Categories: Environmental protection and comprehensive utilization of resource conservation, the comprehensive utilization of tailings, waste residues and other resources and the manufacture of supporting equipment” as well as the “construction waste recycling project and industrialization.” As China aims to achieve peak carbon dioxide emission before 2030 and achieve carbon neutrality before 2060, certification of green buildings in China continues to advance. The government commitment and related policies to support green buildings development will create growth opportunities for eco-friendly construction materials, including the concrete blocks (bricks) which are one of our main products.

As a result of the above government initiatives and market trends, we expect the demand for equipment for manufacturing eco-friendly building materials to recover and increase. In response, we have improved our existing equipment and technologies to meet the market demands. Specifically, we have improved the degree of automation of our equipment, further optimized the technology to use solid waste, realized timely customer services through use of Internet technology and developed production lines with a larger output. We plan to leverage our advanced production and advanced research and development research capabilities to take advantages of the opportunities created by these government initiatives and market demands and provide high quality eco-friendly construction materials.

Automotive After-Sales Market

According to the data reported by Xinhua News Agency in 2020, the automotive after-sales market continues to recover and was estimated to exceed a total consumption amount of RMB one trillion (approximately $157.1 billion ) for 2020. The automotive after-sales refers to the transactions or services during the use of sold cars. In the automotive after-sales market, fuel is the largest segment with an average annual market size of RMB 2.6 trillion (approximately $408.5 billion ) from 2019 to 2021, and insurance is the second largest segment with an average annual market size of about RMB 800 billion (approximately $125.7 billion ), which is our targeted segment.

In September 2020, the China Banking and Insurance Regulatory Commission formulated and issued the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance, requiring insurance companies to achieve the reform goals of “reducing prices, increasing coverage and improving quality” of auto insurance. The Guiding Opinion also call for development of new insurance products, including the vehicle mileage insurance. As a result, it is expected that the growth of the segment will slow down and market size will decrease in the near future.

With the explosive growth of new energy vehicle production and sales, traditional auto insurance no longer meets the demand, and relevant insurance companies have launched corresponding new energy vehicle insurance. The initial market size is expected to be RMB 17 billion (approximately $2.8 billion). According to the “New Energy Vehicle Industry Development Plan (2021-2035)” issued by Ministry of Industry and Information Technology, by 2025, China sets the goal to have its new energy vehicle sales account for about 20% of the total vehicle sales. New energy vehicle insurance market in China is therefore expected to expand further.

However, after years of expansion, China’s auto insurance market has started to experience a significant slowdown in the increase in premiums, as a result of the reform and saturation of the auto insurance market and the resulting decrease in average premium per policy and increase marketization of auto insurance. Auto insurance premiums in China showed an increasing growth trend during 2013 to 2020 and reached an aggregate of RMB 824.5 billion (approximately $129.6 million) in 2020, representing an increase of 0.7% from the prior year. During the first three quarters of 2021, China’s auto insurance premiums were RMB562.2 billion (approximately $88.3 million), showing a cumulative decrease of 9.44% as compared to the same period in the prior year.

According to the s data released by the Hainan Insurance Industry Association, there was a total of approximately 108,100 and 120,500 car accidents (involving solely the mandatory liability insurance cases that occurred and closed during the relevant year, excluding single-vehicle accidents) in Hainan province, representing an average of approximately 296 and 330 accident per day, respectively.

Software and Information Technology Service Industry

In recent years, with the rapid expansion of China’s software and information technology service industry and the significant advancement in technologies, the industry has become an important part of the strategic emerging industries. According to the 14th Five-Year Plan Software and Information Technology Service Industry Development Plan, during the 13th Five-Year Plan period, the revenue of the software and information technology service industry increased from RMB4.28 trillion (approximately $672.5 billion) in 2015 to RMB8.16 trillion (approximately $128.2 billion) in 2020, with an average annual growth rate of 13.8%, and its share of the information industry has increased from 28% in 2015 to 40% in 2020. The total profit of the software and information technology service industry has increased from RMB576.6 billion (approximately $90.6 billion) in 2015 to RMB1,067.6 billion (approximately $16.7 billion) in 2020, with an average annual growth rate of 13.1% and its share of the information industry has increased from 51% in 2015 to 64% in 2020. The information technology services revenue increased from 51.2% of the information technology in 2015 to 61.1% in 2020. Emerging platform software, industrial application software, and embedded software has developed rapidly while revenue from basic software and industrial software products has continued to grow. According to the Analysis Report on Market Prospects and Investment Strategic Planning of China’s Software Industry released by the Prospective Industry Research Institute, in 2021, there were more than 40,000 enterprises above designated size in the software and information technology service industries in China, and the accumulated software business revenue was RMB9,499.4 billion (approximately $149.3 billion), representing a year-on-year increase of 17.7%. The 14th Five-Year Plan for Software and Information Technology Service Industry Development Plan sets out the development goals, i.e., the software business revenue of enterprises above designated size will exceed RMB14 trillion (approximately $220 billion), with an average annual growth rate of more than 12%.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Eco-friendly products. Unlike many of our competitors, who still use traditional materials, we use reclaimed iron tailings to manufacture our construction materials. In doing so, we help reduce environmental waste. In addition, our equipment used to produce construction materials can recycle disposed building materials, including, without limitation, waste clay bricks and waste concrete, to manufacture construction materials.

Effective operational management. The consistent quality of our products and manufacturing equipment is achievable only through effective management in all aspects of our operations, from purchasing to production and sales. In every step, we have fully trained, experienced and skilled employees to ensure the quality of our construction materials and manufacturing equipment. In addition, we have a committed and qualified management team who fully understand our corporate culture and effectively implement our business strategy.

Proprietary technologies and strong research and development capabilities. We have developed key technologies and knowhow in the manufacture of various types of construction materials and manufacturing equipment. We own an aggregate of 101 PRC patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), including 27 design patents, 59 utility model patents and five invention patents. Two of our patents were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. In addition, we own ten software copyrights in China.

As a result of the acquisition of REIT Mingde, our patent portfolio is increased by an additional 28 patents and 55 pending patent applications pertaining to IoT, cloud platform, data transmission, gateway technologies and hardware designs, including 23 utility model patents and five invention patents. We also acquired an additional 14 software copyrights in China.

We are committed to the research and development of new construction materials and the equipment used to produce these materials. As of the date of this annual report, our research and development team consists of an aggregate of 41 staff, accounting for approximately 40% of our total employees. Of all our research and development staff, 25 hold bachelor’s degree or higher degrees. Our team has an average of five years of experience in research and development in relevant industries.

Full range of eco-friendly project solutions. We are able to provide consultation, design and implementation of projects such as sponge city and hydraulic ecological projects for customers, in addition to manufacturing and sales of eco-friendly construction materials and equipment. Our one-stop solution allows us to capture revenue from all stages of a project and serve more types of customers, such as municipalities and governments.

Experienced management team and work force. Our management team, led by Hengfang Li, our Chief Executive Officer, who has extensive industry experience, deep knowledge of our business and a demonstrated track record of managing costs, adapting to changing market conditions, and developing new products. In addition, Mr. Li has a vast network and understating of the market. In addition, following the acquisition of REIT Mingde, we expect to leverage the expertise of Mr. Li Xiaoping, Chairman of REIT Mingde, in the field of mobile communication and IoT and his extensive experience in business management and operations, to grow and expand our businesses related to the application of the IoT technologies. Mr. Li has more than 20 years of experience in the communication and IoT industry. He worked and held senior positions at Nokia Corporation Asia Pacific, and Huawei Technology Services Co., Ltd. successively before he founded his own businesses, including Hainan Yile IoT, among others.

We also maintain a well-trained workforce that is highly skilled and capable to address complex and individualized client issues.

Our Strategies

Our objective is to become the leading provider of eco-friendly construction materials and equipment. Following our acquisition of REIT Mingde, we also aim to expand the application of our IoT solutions and products for commercial use vehicles, build smart environmental protection solutions and logistics and supply chain services. To achieve these goals, we are pursuing the following strategies:

Market Opportunity. China’s 14th Five-Year Plan (2021-2025) promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of renewable energy industry. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term. The 14th Five-Year Plan offers opportunities for the private sector to support China’s environmental goals of water resource management, water ecology remediation and environmental protection of water, such as through the construction of sponge cities and the use of eco-friendly construction materials. Presently, we are able to serve all facets of sponge city construction through our construction materials that are used in construction, our equipment that can produce the construction materials and our general contracting expertise.

The 14th Five-Year Plan also calls for the strengthening of the innovation and application of key digital technologies, the acceleration of digitalization development in China and the promotion of transition of industry digitalization. The plan lists the IoT industry as one of the key industries of a digital economy. We plan to take advantages of the resources and support available under the 14th Five-Year Plan and promote the in-depth integration of the IoT technologies with the equipment manufacturing industry, the ecological restoration market and the automotive after-sales market based our existing experience and expertise in the IoT technologies and RSA services.

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

Continue to develop new products. We are committed to the research and development of new products for specific customer needs. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives.

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

Take advantage of the Hainan Free Trade Port policy. Hainan province government recently promulgated the Hainan Province’s Three-Year Action Plan to Win the Battle of Science and Technology Innovation by Extraordinary Means (2021-2023) (Qiong Fu Ban [2021] No. 24) and the Hainan Province Science and Technology Planning System Optimization and Reform Plan (Qionke [2021] No. 250)in an aim to promote the technology innovation-driven development of enterprises. The government is promoting the establishment of the Haikou City Research and Development Center for Internet of Things Digitalization Application Engineering and Technology” and gathers resources for and renovation and development of high technologies. The government offers subsidies, tax incentives as well as support for introducing talents to the province, such as housing subsidies and bonuses. We plan to take advantages of the government resources and support of the Hainan Free Trade Port to further the development of our technologies and our business operations.

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

Our Products and Services

Eco-Friendly Construction Materials

We manufacture eco-friendly construction materials (aggregates, bricks, pavers and tiles) through our subsidiary, Xinyi REIT, which operates our plant in Xinyi, Jiangsu Province. We refer to our construction materials as eco-friendly because we produce them from reclaimed iron mine tailings. Tailings are the materials left over after the process of separating the valuable fraction from the worthless fraction of an ore. Iron ore tailings generally consist of hard rock and sand. Waste rock and tailings constitute the largest (by volume) industrial solid waste generated in the mining process. By recycling iron tailings, we believe that our construction materials manufacturing process is a viable and environmentally friendly solution to disposal problems associated with these materials.

Traditional bricks in China consist primarily of clay, which is mixed with water and silt, pressed into a mold for shaping, then fired in a kiln, or furnace. We use reclaimed iron tailings primarily as a substitute for rocks. Through vibration technology, with these raw materials inputted, the finished products can come out with different shape and types. Since the whole production is cured without fire, this process has the benefits of less space required for production and less pollution generated to the environment. We believe iron tailings reduce both the density and heat conductivity of our construction materials without sacrificing their durability and strength. Our construction materials’ density and strength meet or exceed China national standards. In addition, because we use iron tailings in the manufacturing process, we believe our construction materials are consistent with China’s recent environmental protection policies, such as energy conservation included in the 2016 China’s 14th Five-Year Plan (2021-2025).

In addition to iron tailings, our construction materials contain river sand and granite. Our eco-friendly construction materials are produced on a fully automatic production line primarily based upon our proprietary technology.

Our eco-friendly construction materials include, without limitation, the following:

●	Ground works materials. Essential materials for sponge cities to assist in water absorption, flood control and water retention. These construction materials can be used for urban roads, pedestrian streets and sidewalks, city squares, landmarks, parking lots, and docks.

●	Landscape retaining materials. These construction materials are mainly used for gardens, roads, bridges, city squares, retaining walls and slope construction.

●	Hydraulic engineering materials. Construction material for sponge city construction, they can be used for hydraulic ecological projects such as slope protection and river transformation.

●	Wall materials. These construction materials are used for insulation, decoration, and for building walls.

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

Our equipment used to manufacture construction materials include, without limitation, the following:

●	REIT-Classic RT9A, RT9B, RT15A, RT15B. These are fully automated block production lines and can be universally used for the manufacture of bricks, tiles, pavers with and without face mix, curbstones, hollow blocks and similar construction materials.

●	Horizontal Pull Holes Device. Horizontal Pull Holes Device is used to produce interlocking bricks, water conservancy blocks and slope protection blocks.

●	REIT-I Concrete Block Splitter. Synchronized concrete block cutting machine with four blades. The blades are guided by ultra-wear resistant guide leads and driven by a large bore hydraulic drive, which lowers the operating pressure of the hydraulic unit and increases the splitting force.

●	REIT Foam Insert Device. This device is used to insert a foam plate into the mold and produce thermal insulation blocks.

Roadside Assistance Services

Following the acquisition of REIT Mingde, we, through Hainan Yile IoT, provide roadside assistance services (“RSA services”) to drivers within Hainan Province, China, through our network of RSA services providers of tow providers and automotive repair services. Our RSA services include towing, jump start, tire change, automobile repair services, and other services. We do not directly provide the RSA services but coordinate with our contracted RSA service providers who are licensed to provide such services. Our RSA services area cover the entire island of Hainan province, including 18 cities and counties. Upon receipt of a request for RSA services, we will contact our tow providers and other RSA service providers in close proximity to the vehicles and arrange the vehicles to be towed or repaired. We operate a proprietary platform, which connects insurance companies, tow providers, automobile repair services, and other service providers as well as the drivers. The platform is accessible to users via web interface and mobile applications, consisting of a central management system, a mobile application for RSA service providers to accept orders and dispatch service teams, a mobile application for drivers to send requests and monitor status, and a mobile application for insurance companies to monitor and review the request status.

Our RSA services are available to insured drivers and uninsured drivers. Our services to insured drivers are based on the type of insurance policy they have with their insurance company as well as the terms of our service contract with their insurance companies. Uninsured drivers pay our services fee based our prevailing rates at the time of services. We maintain a 24/7 service team to ensure timely responses to RSA services requests.

Our RSA services commenced in 2020 and we have established a network of an aggregate of 38 RSA services providers. Hainan Yile IoT has signed written agreements with all of its RSA services providers and settles payments to these service providers on a periodical basis.

We are paid by the drivers receiving RSA services or if they are insured, by their insurance companies. Hainan Yile IoT has entered into annual agreements with four major insurance companies in China, including, without limitation, China Life Property & Casualty Insurance Company Limited and China Pacific Insurance (Group) Co., Ltd. Pursuant to these agreements, we agree to provide RSA services to the insured drivers of these insurance companies upon requests and receive fees based on the services provided.

Software Solutions

Through Hainan Yile IoT, we are also engaged in the design, development and sales of customized software solutions based on the client specifications. We have developed the following software solutions for our clients during the fiscal years ended December 31, 2021 and 2020:

○	Logistics management system – comprehensive software solutions for the management of multimodal logistics, encompassing functions including customer management, supplier management, order management, and vehicle management.

○	Retail management system - comprehensive software solutions for retail management, including functions such as invoicing, reporting, data statistics, online marketing.

○	Fleet management system – comprehensive software solutions providing client with capabilities to manage its fleet including functions such as vehicle management, vehicle application, vehicle alarm, and location control.

○	Vehicle rental management system - comprehensive software solutions providing client with capabilities to manage its car rental services, including functions such as vehicle management, vehicle rental (rental renewal), and remote fuel and electricity disconnection.

In connection with the sales of software solutions, we also include hardware sales and/or service subscriptions based on the clients’ requirements, which are charged separately.

Our Projects

In 2014, we entered into the field of urban ecological construction (sponge city construction) and established Beijing REIT Ecological and REIT Construction for this purpose. We act as general contractor and consultant for the construction of sponge cities and are responsible for the planning, construction and design of such cities. We subcontract with architects and subcontractors in order to complete the projects. During the years ended December 31, 2021 and 2020, we completed a total of 32 projects, including one sponge city project. We also sold our construction materials in these projects.

Representative Projects

Sponge City – Changjiang County, Hainan Province

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

Sponge City – Haikou City, Hainan Province

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

Ecological Restoration Projects – Datong City, Shanxi Province

Pursuant to a strategic cooperation agreement entered into with Hunyuan County People’s Government, we have acted as the general contractor in connection with the restoration of abandoned coal mines and disposal of solid wastes in Hunyuan County, Datong City, Shanxi Province. We commenced the project in November 2019 and are in charge of the project feasibility study, design, implementation and supervision of the project. This project covers several affected villages and has an aggregate area of approximately 386 acres. We expect to complete this project in 2022. We believe the completion of the project is expected to enable the local government to complete geological disaster prevention and control of an area of approximately 329 acres and reclaim land for agricultural use of approximately 133 acres, among other restoration to the environment. Upon completion of the project, we will be paid our fees upon receipt of proceeds from the sale of restored lands.

Customers

Our eco-friendly construction materials are sold only in China. Sales of construction materials accounted for $1.7 million and $1.8 million of our total revenues for the years ended December 31, 2021 and 2020, respectively.

We have international customers located in Asia, India, the Middle East, North Africa and North America for our manufacturing equipment. The following is a summary of our total revenues from our continuing operations by geographic market for each of the last three years for our manufacturing equipment used to produce construction materials.

Region	2021	2020	2019
Middle East	$50,573	$-	$240,375
India	491,192	2，120,381	401,768
Pakistan	12,457	-	64,723
China	1,212,824	3603587	13,342,185
Malaysia	20,656
Maldives	0	804,112	-
Total	$1,787,702	$6,528,080	$14,049,051

As of December 31, 2021, one customer accounted for 15% of the Company’s consolidated accounts receivable. As of December 31, 2020 no single customer accounted for more than 10% of the Company’s consolidated accounts receivable.

Sales and Marketing

We are increasing our marketing and sales efforts, including a directed focus on online marketing. Online marketing allows us to efficiently educate prospective customers about the products and services we have to offer and assists us in expanding the reach of our market, both in China and internationally. We will also participate in exhibitions, trade shows, conferences to introduce our equipment and machineries in China and internationally.

In order to expand our international market, we plan to add four to five distributors in South America and the Middle East. We also plan to participate in targeted international marketing events, such as seminars, construction expo and trade shows where we can meet potential customers, promote our products and services and deepen our network to further expand our sales.

Within our domestic markets, specifically in Hainan and Jiangsu provinces, we have increased our brand recognition, through REIT Mingsheng and Xinyi REIT, respectively, by focusing on governmental projects and large-scale projects, such as sponge city construction. We also participate in conferences or activities organized by industry associations (such as Hainan New Wall Construction Materials Association and Hainan Block Association), provincial governments and research institutes to promote our products and services.

We have obtained new customers by word-of-mouth referrals and have found that satisfied customers are loyal customers. We believe quality products and excellent services are a good marketing tool to retain and expand our customer base and as such we will improve the performance and quality of our equipment and combine the internet technology to our equipment to improve our after-sale services and satisfy the customers’ needs. In addition, the introduction of new products, such as permeable floor tiles for sponge city construction and slope and damn protection blocks in water conservancy construction have helped open new markets. In addition, we have developed the equipment to reuse waste rock wool products for manufacturing of construction materials. We believe that this approach has been crucial in winning and retaining clients and increasing our ability to withstand competition.

Competition

We face significant competition in both our manufacturing equipment and construction materials markets. We have both domestic and international competitors in our manufacturing equipment market. In the international market for our manufacturing equipment our main competition is from German made manufacturing equipment. We believe our competitive strength against these competitors is the lower cost of our equipment with the same technical standards and high quality service. Our disadvantage is that the German-made equipment has a better aesthetic appearance as compared to the equipment we manufacture. To improve the appearance of our equipment, we have collaborated with Tsinghua University and have jointly developed an aesthetic one-piece soundproof cover on our equipment and obtained patents for the design.

Our construction materials are manufactured by Xinyi REIT, which is located in Xuzhou City, the transportation hub connecting five neighboring provinces. The main competitors of our building materials are the small workshops in the region, who primarily rely on low-price competition to seize the market. However, we believe we can effectively compete with them based on large-scale automatic production lines, wide recognition by local governments and customers and strong research and development capabilities.

Our main competitors in the PRC market for our manufacturing equipment are small PRC companies located in Fujian Province. We believe our competitive strength against these competitors is the quality of our equipment while our competitive disadvantage is the higher cost of our equipment. There is an increased demand for fully automated construction materials production lines due to the increase of PRC labor costs. We are positioned to take advantage of the increased demand for fully automated construction lines due to our current ability to manufacture such equipment.

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

In Hainan, our primary competitors for providing RSA services are the tow providers and other RSA service providers who may also be our contracted service providers. We believe we effectively compete with other RSA service providers in the following aspects:

●	Proprietary platform that can be customized and offered to different customers, enabling broader outreach to potential customers;

●	Streamlined service process fully supported by our operation, technology and customer support teams;

●	Efficiency and responsiveness of service requests; and

●	Province wide service coverage.

The rapidly evolving market for our software solutions is competitive and highly fragmented in certain of our regions, particularly by geography and customer segment. We compete with other developers of software solutions and services locally in Hainan and nationwide in China, such as Digital Hainan Co., Ltd., Inspur Group Co., Ltd., and Neusoft Group Co., Ltd..  Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. We believe that the key competitive factors in our market include:

●	ease of onboarding, initial setup and use;

●	platform functionality, performance and reliability (speed and stability);

●	relevant features that best meet the needs of clients’ operators;

●	business intelligence capabilities;

●	technology architecture scalability; and

●	cost.

We believe that our patented technologies, focus on segments with high demand as well as dedication to customers in Hainan province enable us to compete effectively in Hainan province.

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

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the years ended December 31, 2021, 2020, and 2019, we spent $346,951, $334,904 and $438,371, respectively, on research and development associated with our continuing operations. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

Quality control is an important aspect of our research and development department’s work and ensuring quality at every stage of the process has been as key driver in maintaining and developing our brand value. As of December 31, 2021, we employed 41 professionals in research and technology development. We have set up a separate research and development division to account for our investment in research and development. We expect to increase our allocation of research and development funds in an effort to enhance its core competence.

In 2013, we focused our research and development policies on our full-automatic production lines, to enrich the types of eco-friendly construction materials we offer, and to try and improve our market share. In 2014, we focused our research and development policies on improving our technology skills to try and keep with the level of our international competitors of manufacturing equipment. In addition, we focused on developing an effective wet-forming technology and vibration molding techniques. Since 2015, we have focused our research and development efforts on comprehensive treatment of solid waste for use in eco-friendly construction materials, recycling technologies, new eco-friendly construction materials, and heat preservation and energy conservation products as well as internet based technologies to improve the intelligence of our equipment.

Sample research and development projects from 2019 to 2021 include the following:

Year 2019

●	Block separated with pallet and reversing device

●	Heat insolation core board pressing forming equipment

●	Gantry kiln car

●	Servo vibration system for block making machine

●	Fully automatic pigment metering feeding device

●	Tilting hopper material lifting device

●	Method of improving the surface structure of permeable pavor

●	Pigment metering device and its application method

●	Intelligent and efficient sewage treatment system V1.1

Year 2020

●	A low station code brick machine

Year 2021

●	High-position palletizer servo control system V1.0

●	Sub-mother kiln car transfer control system V1.0

●	An environmentally friendly permeable concrete PC brick

●	A porous sound-absorbing and noise-reducing PC brick

●	A production, processing, positioning and cutting device for PC bricks

●	A weather-resistant PC brick

●	A permeable PC brick surface layer and chamfer grinding device

●	A self-compensating shrink PC brick

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

For the years ended December 31, 2021, 2020, and 2019, the Company purchased approximately 53%, 43%, and 25% of its raw materials from one major supplier. If we are unable to purchase from this supplier, we do not expect we would face difficulties in locating other suppliers at substantially the same prices because alternative suppliers are readily available on the market.

Intellectual Property

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our businesses, and we rely on patent, copyrights, trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We own an aggregate of 101 PRC patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), including 27 design patents, 59 utility model patents and five invention patents. Two of our patents were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. In addition, we own ten software copyrights in China.

As a result of the acquisition of REIT Mingde, our patent portfolio is increased by an additional 28 patents and 55 pending patent applications pertaining to IoT, cloud platform, data transmission, gateway technologies and hardware designs, including 23 utility model patents and five invention patents. We also acquired an additional 14 software copyrights in China.

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

REGULATION

Regulations Relating to the Manufacturing Industry

Our manufacturing activities are regulated by the Law of China on Work Safety, or the Work Safety Law, which was adopted in 2002 and latest amended in 2021. The State Administration of Work Safety is responsible for the supervision and administration of work safety nationwide. Pursuant to the Work Safety Law, production units which are engaged in producing and operating activities in China shall meet the conditions of work safety stipulated by relative law and regulations or national standards or industry standards; otherwise, those production units are not allowed to undertake manufacturing activities in China.

Our major products are regulated by the Law of China on Product Quality, which was promulgated in 1993 and latest amended in 2018, which require our products to comply with national standards and industry standards during the process of manufacturing and selling. Our products will be defined as defective products if they fail to comply with such standards. Meanwhile if our products cause personal injuries or other product damages, we shall be responsible for applicable compensation. The statute of limitation of legal proceedings for injuries or damages caused by defective products will be two years, commencing from the date of awareness of injuries or damages. Our products are mainly divided into two categories, which are eco-friendly construction materials and equipment used to produce construction materials, respectively. Under the Law of China on Product Quality, our products manufacturing shall be in compliance with five national standards and four industry standards, including but not limited to the GB/T 8533-2008 (national standard) and the JC/T 920-2011 (industry standard) for our manufacturing equipment, and the GB/T 21144-2007 (national standard) and the NY/T 1253-2006 (industry standard) for our construction materials.

Regulations Relating to Foreign Investment

The Foreign Investment Law

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On December 27, 2021, MOFCOM and NDRC jointly issued the latest version of Negative List (Edition 2021). See “Item 4. Information on the Company – B. Business Overview – Regulation — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment.”

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

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). On December 27, 2021, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2021), which replaced the Negative List (Edition 2020).

Pursuant to the Negative List (Edition 2021) effective on January 1, 2022, any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

The Encouraging Catalogue (Edition 2020) effective on January 27, 2021, is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of480 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

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

On January 1, 2020, the Foreign-invested Information Reporting Measures or FIE Reporting Measures came into force which replaced the FIE Record-filing Interim Measures. Pursuant to FIE Reporting Measures, foreign investors or FIEs are required to submit initial report, change report, de-registration report and annual report through enterprises registration system.

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

Regulations on Tax

See “Item 10. Additional Information —E. Taxation—People’s Republic of China Taxation.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Measures on Administration of Foreign Debts Registration (2013). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount or 2.5 times of its net assets, at the discretion of such company.

Any increase in the amount of the total investment and registered capital must be reported to and filed with the China Ministry of Commerce or its local counterpart and SAMS or its local counterparts. We may not be able to report to or file with these government authorities on a timely basis, if at all, which could result in a delay in the process of making these loans.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Dividend Distribution. According to the PRC Company Law and Foreign Investment Law, enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and an enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset. Furthermore, under the Enterprise Income Tax Law, or the EIT Law, which became effective in January 2008 and latest amended in 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Circular 37. On July 4, 2014, SAFE issued Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 (approximately $46,000) for an organization or up to RMB 50,000 (approximately $8,000) for an individual.

PRC residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

Circular 19 & Circular 16. On March 30, 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective on June 1, 2015. Circular 19 regulates the conversion of foreign currency capital funds into RMB by a foreign-invested enterprise, and limits how the converted RMB may be used.

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

In addition, SAFE supervises the flow and use of those RMB capital converted from foreign currency capital funds of a foreign-invested company by further focusing on ex post facto supervisions and violations, and the use of the net proceeds from our initial public offering to invest in or acquire any other PRC companies in China is subject to the provisions under both Circular 19 and Circular 16.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals should obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website the Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify procedures regarding CSRC’s approval for overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our China counsel has advised us that, based on their understanding of the current PRC laws and regulations:

●	We currently control our PRC subsidiaries by virtue of REIT Holdings acquiring 100% of the equity interests of Beijing REIT, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from MOFCOM is required. At the time of our equity interest acquisition, as the acquiree, Beijing REIT was not related to or connected with the foreign investor, or the acquirer, REIT Holdings. Accordingly, we did not need the approval from MOFCOM. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in PRC domestic companies, or a SPV-domestic company share swap. RETO does not constitutes a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

●	Notwithstanding the above analysis, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include Foreign Investment Law of the People’s Republic of China, Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by or filing with the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAMS or its local counterpart, report to Ministry of Commerce and a local bank authorized by the SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with a local bank authorized by the SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval or 2.5 times of the net assets of such subsidiary.

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China, which was promulgated by the Standing Committee of the National People’s Congress of the PRC in 1984 and latest amended on October 17, 2020. The duration of a patent right is either 10 years (utility model), 15 years (design) or 20 years (invention) from the date of application, depending on the type of patent right.

Copyright. Copyright in China, including software copyright, is principally protected under the Copyright Law of China which was issued by the Standing Committee of the NPC in 1990 and latest amended on November 11, 2020, and its related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the first publication of its work.

Trademark. Registered trademarks are protected under the Trademark Law of China promulgated by the Standing Committee of the NPC in 1982 and latest amended on April 23, 2019, and its related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names.  Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on April 24, 2017 (effective as of November 1, 2017) and the Registration Implementing Measures on the Domain Names promulgated by the CNNIC. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and PRC domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures.

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

Through the adoption of the Environmental Impact Assessment Law of China in 2003 and last amended in 2018 and the Classification Lists for Environmental Impact Assessment of Construction Projects (latest 2021 Version), the PRC government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by the construction project.

Pursuant to the Order on Ecosystem by The Ministry of Ecology and Environment, which was issued on July 28, 2017 and most recently amended on December 20, 2019, The Ministry of Ecology and Environment implements a classification-based management on the environmental impact assessment, or EIA, of pollutants according to pollutant amount and the impact of the pollutants on the environment as below:

●	For those pollutant discharge units with large amount of pollutants and significant environmental impacts, the key management on a pollutant discharge permit is required;

●	For those pollutant discharge units with small amount of pollutants and small environmental impacts, the simplified management on a pollutant discharge permit is required; and

●	For those pollutant discharge units with very small amount of pollutants and very small environmental impacts, the pollutant discharge registration form is required.

C.	Organizational structure.

Please refer to “Item 4. Information on the Company– A. History and Development of the Company – Corporate Structure.”

D.	Property, plants and equipment.

Our headquarters is located at X-702, Runfengdeshangyuan, 60 Anli Road, Chaoyang District, Beijing City, People’s Republic of China. We own and lease properties for our operations in China. We believe our facilities are adequate for our current needs and we do not believe we will encounter any disputes of property rights or any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our leased and owned properties is as follows:

Office	Address	Term	Ownership	Space (m2)
Company office	Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Wangjing Xinxing Industrial Area, Chaoyang District, Beijing City	January 2022 - December 2022	Leased	42.42

Office of Beijing REIT Technology Development Co., Ltd.	X-702，Runfengdeshangyuan, No. 60 Anli Road, Chaoyang District, Beijing	July 2020 - December 2023	Leased	608.06

Office for the R&D department of Beijing REIT Technology Development Co., Ltd	Room 2304, 5 Building, Luxury Times City, 168 Jixiang Road, Yanta District, Xi’an City	April 2022-March 2024	Leased	126

Office for the R&D department of Beijing REIT	Units 12001-12002, No. 1 Building, West-side of South 2nd Ring Road, Beilin District, Xi’an City		Owned	245.38

Office of Nanjing Dingxuan Environment Protection Technology Development Co., Ltd	No.156, Zhuangqiang Jizheng, Gaochun District, Nanjing City	January 2018 - January 2023	Leased	70

Office of REIT New Materials Xinyi Co., Ltd	68-4-302, Minfu Garden, Yunlong District, Xuzhou City Jiangsu Province	April 2020-March 2021	Leased	94

Office of REIT Technology Development Co., Ltd.	22nd Floor, Xinheng Building, No. 123-8, Binhai Avenue, Longhua District, Haikou City, Hainan Province	February 2022 - January 2025	Leased	1,279.66

Land Owned by REIT New Materials Xinyi Co., Ltd	West Area of Jizheng Avenue, North Area of Tanggang Road, Economic and Technical Development Zone, Xinyi City, Jiangsu Province	February 2017 - February 2067	Owned	74,254.61

Staff dormitory of Beijing REIT	Room 301, Unit 18, Building 45, District 1, Tiantong Dongyuan, Changping District, Beijing	June 2021-July 2022	Leased	76.36

Staff dormitory of Beijing REIT	Room 209, 2nd Floor, Building 411, Huizhong North Lane, Chaoyang District, Beijing	March 2021-March 2022	Leased	83.59

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

Overview

Our business consists of four business segments, including machinery and equipment sales, construction materials sales, municipal construction projects and technological consulting and other services, which accounted for 50%, 46%, 4% and 0% of our total revenue from our continuing operations for the year ended December 31, 2021, respectively, for 77%, 21%, 1% and 0% of our total revenue from our continuing operations for the year ended December 31, 2020, respectively, and 82%, 17%, 1% and 0% of our total revenue from our continuing operations for the year ended December 31, 2019, respectively. Our technological consulting and other services include the RSA services and software development services conducted by REIT Mingde which was acquired by us in December 2021 and contributed an insignificant amount to our total revenue for the fiscal year 2021.

Our domestic customers are throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally from our continuing operations accounted for approximately 84% and 16%, respectively, of our total sales for the year ended December 31, 2021, approximately 67% and 33%, respectively, of our total sales for the year ended December 31, 2020, approximately 96% and 4%, respectively, of our total sales for the year ended December 31, 2019. As of December 31, 2021, our equipment and machinery were sold in five countries.

Impact of COVID-19

The Company’s operations are affected by the recent and ongoing outbreak and spread of the COVID-19 which was declared a pandemic by the World Health Organization in March 2020. The COVID-19 pandemic is causing lockdowns, travel restrictions, and closures of businesses in China and globally. Our business has been, and may continue to be, materially adversely impacted by the COVID-19 pandemic.

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering the products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, or suffered disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Our production and sales activities from our continuing operations returned to normal after the spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. The COVID-19 pandemic has had a significant impact on the construction sector, which is sensitive to economic cycles. The nature of the impacts and extent of the ramifications are in large part dependent upon the location of the underlying projects. Direct impacts have ranged from a slowdown of available materials and labor through to suspensions and, in some instances, deferral and suspension of entire projects. COVID-19 had a significant impact on our financial results for the years ended December 31, 2021 and 2020. Revenue from machinery and equipment sales decreased by 54% from fiscal 2019 to fiscal 2020, and further decreased by 72% in fiscal 2021. Sales of our environmental-friendly construction materials decreased by 37% from fiscal 2019 to fiscal 2020, and further decreased by 7% in fiscal 2021.

In 2022, the COVID-19 pandemic may, among other things, (i) disrupt our supply chain, delay our ability to timely fulfill our customer orders and lead to higher fulfilment expenses, (ii) reduce or curtail our customers’ expenditures and overall demand for our products or services, and increase the volatility of their purchase patterns from period-to-period, (iii) cause delays in production and collection of accounts receivable, and (iv) require us to take the initiatives in response to COVID-19 and many other efforts to leverage our technology, products and services to help contain the pandemic, all of which could have a material adverse effect on our business, financial condition and results of operations.

The extent to which the COVID-19 pandemic may impact the Company’ future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any new COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global and PRC economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 pandemic, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for fiscal year 2022.

Results of Operations from Our Continuing Operations

Comparison of Operation Results for the Years Ended December 31, 2021, 2020 and 2019

The following table summarizes the results of our continuing operations  during the fiscal years ended December 31, 2021, 2020 and 2019, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2021		2020
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$3,318	92%	$8,111	97%	$(4,793)	(59)%
Revenue- related party customers	282	8%	228	3%	54	24%
Total revenue	3,600	100%	8,339	100%	(4,739)	(57)%
Cost of revenues- third party customers	3,039	84%	6,194	74%	(3,154)	(51)%
Cost of revenues – related parties	175	5%	148	2%	27	18%
Total cost of revenues	3,214	89%	6,342	76%	(3,127)	(49)%
Gross profit	386	11%	1,998	24%	(1,612)	(81)%
Operating expenses:
Selling expenses	826	23%	1,086	13%	(259)	(24)%
General and administrative expenses	4,619	128%	3,971	48%	647	16%
Bad debt expenses	2,250	63%	910	11%	1,340	147%
Impairment of fixed assets	4,344	121%	2,267	27%	2,077	92%
Research and development expense	347	10%	335	4%	12	4%
Total operating expenses	12,387	344%	8,569	103%	3,818	45%
Loss from operations	(12,001)	(333)%	(6,572)	(79)%	(5,429)	83%
Other income (expenses)
Interest expense, net	(103)	(3)%	(858)	(10)%	754	(88)%
Interest income	2	-%	1	-%	2	(300,6)%
Other income (expense), net	(27)	(1)%	480	6%	(507)	(106)%
change in fair value in convertible debt	(1,909)	(53)%	-	-%	(1,909)	-%
Loss from disposal of REIT Changjiang	(6,293)	(175)%	-	-%	(6,293)	-%
Gain from disposal of Gu’an REIT	-	-	2,231	27%	(2,231)	(100)%
Share of losses in equity method investments	(143)	(4)%	-	-%	(143)	-%
Total other Income (expenses), net	(8,473)	(235)%	1,854	22%	(10,327)	(557)%
Loss before income taxes	(20,474)	(569)%	(4,718)	(57)%	(15,756)	334%
Provision for income taxes	3	-%	570	7%	(567)	(99)%
Net loss from continuing operations	$(20,478)	(569)%	$(5,288)	(63)%	$(15,190)	287%
Net loss from discontinued operations	(1,596)	(44)%	(7,613)	(91)%	6,016	(79)%
Net loss	$(22,074)	(613)%	$(12,901)	(155)%	$(9,173)	71%

	2020		2019
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$8,111	97%	$16,935	100%	$(8,824)	(52)%
Revenue- related party customers	228	3%	84	-%	144	172%
Total revenue	8,339	100%	17,019	100%	(8,680)	(51)%
Cost of revenues- third party customers	6,194	74%	11,724	69%	(5,531)	(47)%
Cost of revenues – related parties	148	2%	55	-%	93	171%
Total cost of revenues	6,342	76%	11,779	69%	(5,437)	(46)%
Gross profit	1,998	24%	5,241	31%	(3,243)	(62)%
Operating expenses:
Selling expenses	1,086	13%	952	6%	134	(14)%
General and administrative expenses	3,971	48%	3,277	19%	694	21%
Bad debt expenses	910	11%	4,636	27%	(3,727)	(80)%
Impairment of fixed assets	2,267	27%	675	4%	1,593	236%
Research and development expense	335	4%	438	3%	(103)	(24)%
Total operating expenses	8,569	103%	9,978	59%	(1,409)	(14)%
Loss from operations	(6,572)	(79)%	(4,738)	(28)%	(1,834)	39%
Other income (expenses)
Interest expense, net	(858)	(10)%	(692)	(4)%	(166)	24%
Interest income	1	-%	4	-%	(4)	(102)%
Other income, net	480	6%	284	2%	196	69%
Gain from disposal of Gu’an REIT	2,231	27%	-	-%	2,231	-%
Total other Income (expenses), net	1,854	22%	(403)	(2)%	2,257	(560)%
Loss before income taxes	(4,718)	(57)%	(5,141)	(30)%	423	(8)%
Provision for income taxes	570	7%	411	2%	159	39%
Net loss from continuing operations	$(5,288)	(63)%	$(5,552)	(33)%	$264	(5)%
Net loss from discontinued operations	(7,613)	(91)%	(9,545)	(56)%	1,933	(20)%
Net loss	$(12,901)	(155)%	$(15,097)	(89)%	$2,197	(15)%

(All amounts, other than percentages, in thousands of U.S. dollars)

Revenues

Our total revenues from continuing operations decreased by approximately $4.7 million, or 57%, to approximately $3.6 million for the year ended December 31, 2021 from approximately $8.3 million for the year ended December 31, 2020. Among our total revenue, revenue from third party customers decreased by approximately $4.8 million or 59% from approximately $8.1 million in 2020 to approximately $3.3 million in 2021, while revenue from related party customers increased by $52,970 or 23% from $228,814 in 2020 to $281,784 in 2021. The significant decrease in our total revenue from continuing operations in fiscal 2021 as compared to fiscal 2020 was mainly due to slowdown of construction industry due to financial tightness. Real estate companies in China faced challenges rolling over their debts and some went bankrupt. Construction investments were cut or delayed due to financial tightness and market pessimism. Continuous impact of COVID-19 also caused disruption in our supply chains and less demand for our products. However, we believe our eco-friendly construction materials will be in greater demand than traditional construction materials as the PRC construction market continues to grow and the PRC government increases its focus on reducing the environmental impact of construction activities, which includes, among other things, recent environmental initiatives.

Our total revenues from continuing operations decreased by approximately $8.7 million, or 51%, to approximately $8.3 million for the year ended December 31, 2020 from approximately $17.0 million for the year ended December 31, 2019. Among our total revenue, revenue from third party customers decreased by approximately $8.8 million or 52% from approximately $16.9 million in 2019 to approximately $8.1 million in 2020, while revenue from related party customers increased by approximately $0.1 million or 172% from $83,972 in 2019 to $228,814 in 2020. The decrease in our total revenue from continuing operations in fiscal 2020 as compared to fiscal 2019 was mainly the significant impact of COVID-19 on the construction sector, which is sensitive to economic cycles. The impact brought by the pandemic included delay of projects, labor shortages, supply chain delays and increased material costs. As a result, the demand for machinery and equipment and construction materials were significantly decreased.

The following table summarizes the results of revenues from our continuing operations by business segments for the fiscal years ended December 31, 2021, 2020 and 2019:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	December 31, 2021		December 31, 2020		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and equipment	$1,800	50%	$6,456	77%	$(4,656)	(72)%
Construction materials	1,658	46%	1,777	21%	(119)	(7)%
Municipal construction	142	4%	107	1%	35	33%
Total	$3,600	100%	$8,340	100%	$(4,740)	(57)%

	December 31, 2020		December 31, 2019		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and equipment	$6,456	77%	$14,022	82%	$(7,566)	(54)%
Construction materials	1,777	21%	2,818	17%	(1,041)	(37)%
Municipal construction	107	1%	179	1%	(72)	(40)%
Total	$8,340	100%	$17,019	100%	$(8,679)	(51)%

Machinery and Equipment

Revenue from machinery and equipment sales in our continuing operations decreased by approximately $4.7 million, or 72%, from approximately $6.5 million for the year ended December 31, 2020 to approximately $1.8 million for the year ended December 31, 2021. The decrease is mainly due to slowdown of the construction industry disruption in our supply chains and less demand for our products as more fully described above.

Revenue from machinery and equipment sales in our continuing operations decreased by approximately $7.6 million, or 54%, from approximately $14.0 million for the year ended December 31, 2019 to approximately $6.5 million for the year ended December 31, 2020. The decrease is mainly due to the significant decrease in demand for our products, delay in projects, disruption in supply chains and labor shortage resulting from the breakout and spread of COVID-19 as more fully described above.

Construction Materials

Sales of our environmental-friendly construction materials in our continuing operations decreased by approximately $0.1 million or 7% for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Sales of our environmental-friendly construction materials in our continuing operations decreased by approximately $1.0 million or 37% for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

Municipal Construction

Municipal construction includes such projects known as sponge city projects. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects in our continuing operations increased by approximately $35,000 in fiscal 2021 as compared to fiscal 2020.  Revenue from municipal construction projects in our continuing operations decreased by approximately $72,000 in fiscal 2020 as compared to fiscal 2019 because we completed existing construction projects in the beginning of the fiscal 2019 and we did not obtain the bid for additional new construction projects after that, which resulted in a decrease in our revenue in this segment in 2020.

Cost of Revenues

Our total cost of revenues from our continuing operations decreased by approximately $3.1 million or 49% to approximately $3.2 million for the year ended December 31, 2021 from approximately $6.3 million for the year ended December 31, 2020. Cost of revenues from third party customers decreased by approximately $3.2 million or 51% from approximately $6.2 million in 2020 to approximately $3.0 million in 2021, while cost of revenues from related party customers increased by $27,019 or 18% from $148,034 in 2020 to $175,053 in 2021. The decrease in our total cost of revenue was in line with revenue decrease. As a percentage of revenues, the cost of revenues increased to 89% in fiscal 2021 from 76% in fiscal 2020 due to increase in purchase price of raw materials and labor costs.

Our total cost of revenues from our continuing operations decreased by approximately $5.4 million or 46% to approximately $6.3 million for the year ended December 31, 2020 from approximately $11.8 million for the year ended December 31, 2019. Cost of revenues from third party customers decreased by $5.5 million or 47% from approximately $11.7 million in 2019 to approximately $6.2 million in 2020, while cost of revenues from related party customers increased by $93,436 or 171% from $54,598 in 2019 to $148,034 in 2020. The decrease in our total cost of revenue was in line with revenue decrease. In addition, we suspended the manufacturing of machinery and equipment by Gu’an REIT since October 2019 as a result of the government’s mandatory requirement to move all manufacturing plants out of Beijing areas. This led us to purchase certain machinery and equipment from third party suppliers at higher costs.

Gross Profit

Our gross profit from our continuing operations decreased by approximately $1.6 million, or 81%, to approximately $0.4 million for the year ended December 31, 2021 from approximately $2.0 million for the year ended December 31, 2020. Gross profit margin for our continuing operations was 11% for fiscal 2021, as compared with 24% for fiscal 2020. The decrease in gross profit margin from our continuing operations was primarily attributable to significant decrease in gross profit in machinery and equipment segment due to the challenging market environment resulting from the COVID-19 pandemic which resulted in financial tightness and slowdown of the construction industry and thereby reduced demand for our products. We had to offer more competitive prices to maintain and win new customers/projects. In addition, the COVID-19 pandemic caused disruption in our supply chain, impacted our ability to timely fulfill our customer orders and led to higher fulfilment expenses.

Our gross profit from our continuing operations decreased by approximately $3.2 million, or 62%, to approximately $2.0 million for the year ended December 31, 2020 from approximately $5.2 million for the year ended December 31, 2019. Gross profit margin from our continuing operations was 24% for fiscal 2020, as compared with 31% in fiscal 2019. The decrease in gross profit margin for our continuing operations was primarily attributable to the following reasons: (1) we had to offer competitive price for our products in light of the deteriorated market environment; (2) higher raw material prices in fiscal 2020 due to raw material shortage caused by COVID-19 pandemic.

Our gross profit and gross margin by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2021		2020		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$298	17%	$2,026	31%	$(1,728)	(85)%
Construction materials	96	6%	(124)	(7)%	220	(177)%
Municipal construction	(8)	(6)%	96	90%	(104)	(108)%
Total	$386	11%	$1,998	24%	$(1,612)	(81)%

	2020		2019		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$2,026	31%	$4,606	33%	$(2,580)	(56)%
Construction material	(124)	(7)%	495	18%	(619)	(125)%
Municipal construction	96	90%	139	78%	(43)	(31)%
Total	$1,998	24%	$5,240	31%	$(3,242)	(62)%

Machinery and Equipment

Gross profit for machinery and equipment products in our continuing operations decreased by approximately $1.7 million to approximately $0.3 million for the year ended December 31, 2021 as compared to $2.0 million for the year ended December 31, 2020. Gross profit margins for this segment were 17% and 31%, respectively, for fiscal 2021 and 2020. The decrease in gross profit was mainly due to the fact that we had to offer more competitive prices for our products in the challenging market environment resulting from the COVID-19 pandemic which resulted in financial tightness and slowdown of the construction industry and thereby reduced demand for our products. In addition, the COVID-19 pandemic caused disruption in our supply chain, impacted our ability to timely fulfill our customer orders and led to higher fulfilment expenses.

Gross profit for machinery and equipment products in our continuing operations decreased by approximately $2.6 million to approximately $2.0 million for the year ended December 31, 2020 as compared to $4.6 million for fiscal 2019. Gross profit margins for this segment were 31% and 33%, respectively for fiscal 2020 and 2019. In order to compete in the fierce market and gain the market share, we have to maintain competitive price for our products, which is not correlated with the increased cost of raw materials, therefore, resulting in the reduced gross margin and gross profit.

Construction Materials

Gross profit for construction materials in our continuing operations was approximately $0.1 million for the year ended December 31, 2021 compared to a gross loss of approximately $0.1 million for the year ended December 31, 2020. The gross profit margin for this segment was approximately 6% for the year ended December 31, 2021 as compared to (7%) for the year ended December 31, 2020. The increase in gross margin was mainly due to the reverse of approximately $0.1 million in inventory valuation, which caused decrease in our cost of revenue.

Gross profit for construction materials in our continuing operations was approximately negative $0.1 million for the year ended December 31, 2020 compared to approximately $0.5 million for the year ended December 31, 2019. The gross profit margin for this segment was approximately negative 7% for the year ended December 31, 2020 as compared to 18% for the year ended December 31, 2019. The decrease in gross margin was mainly due to higher costs of raw materials and higher production costs as affected by more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction.

Municipal Construction

Gross profit (loss) for the municipal construction project segment for our continuing operations was approximately ($0.01) million, $0.1 million and $0.1million for the years ended December 31, 2021, 2020 and 2019, respectively.

Selling Expenses

For fiscal 2021, our selling expenses for our continuing operations were approximately $0.8 million, representing a 24% decrease from approximately $1.1 million in fiscal 2020. As a percentage of sales, our selling expenses were 23% and 13% for the years ended December 31, 2021 and 2020, respectively. The decrease was mainly due to less marketing activities and shipping and handling fees associated with decreased sales in fiscal 2021.

For fiscal 2020, our selling expenses from our continuing operations were approximately $1.1 million, representing a 14% increase from approximately $1.0 million in fiscal 2019. The increase was mainly due to higher sales commissions, advertising costs and shipping and handling fees in fiscal 2020.

General and Administrative Expenses

For fiscal 2021, our general and administrative expenses from our continuing operations were approximately $4.7 million, representing an increase of approximately $0.7 million compared to approximately $4.0 million in fiscal 2020. The increase in general and administrative expenses was mainly due to increased share-based compensation for services and consulting and professional fees. As a percentage of revenues, general and administrative expenses were 129% and 48% of our total revenues for the years ended December 31, 2021 and 2020, respectively.

For fiscal 2020, our general and administrative expenses from our continuing operations were approximately $4.0 million, representing an increase of approximately $0.7 million compared to approximately $3.3 million in fiscal 2019. The increase in general and administrative expenses was mainly due to increased consulting and professional fees. As a percentage of revenues, general and administrative expenses were 48% and 19% of our total revenues for the years ended December 31, 2020 and 2019, respectively.

Bad Debt Expenses

For fiscal 2021, our bad debt expenses from our continuing operations were approximately $2.3 million, representing an increase of approximately $1.4 million as compared to approximately $0.9 million in fiscal 2020. We incurred significant bad debt expenses on uncollectible accounts receivable and advance payments due to slower or delayed payments from customers and delayed fulfillment of suppliers who were adversely affected by the COVID-19 pandemic and faced shortage in working capital. As a percentage of revenues, bad debt expenses were 63% and 11% of our total revenues for the years ended December 31, 2021 and 2020, respectively.

For fiscal 2020, our bad debt expenses from our continuing operations were approximately $0.9 million, representing a decrease of approximately $3.7 million as compared to $4.6 million in fiscal 2019. As a percentage of revenues, bad debt expenses were 11% and 27% of our total revenues for the years ended December 31, 2020 and 2019, respectively.

Due to the collection difficulty arising from the COVID-19 outbreak and spread, we reassessed collectability of our debts and adjusted our bad debt policy. For accounts receivable aged from 4 to 6 months, a 10% bad debt reserve was applied against the outstanding balance; for accounts receivable aged above 7 months, a 100% bad debt reserve was applied against the outstanding balance as of December 31, 2021. Below is the aging schedule of accounts receivable as of December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Accounts Receivable Age:
Less than 3 months	$294,481	$2,305,868
From 4 to 6 months	197,465	667,018
From 7 to 9 months	28,134	318,357
From 10 to 12 months	107,317	88,056
Over 1 year	811,947	6,565,515
Bad debt reserve	(904,052)	(6,888,710)
Accounts Receivable, net	$535,292	$3,056,104
Less: Accounts Receivable, net - related party	93,589	199,999
Accounts Receivable, net - third parties	$441,703	$2,856,105

The increase in accounts receivable aged over one year was mainly due to the increase of the accounts receivable balance from sales of machinery and equipment. Due to overall financial tightness as affected by the COVID-19 outbreak and spread, the Company’s collection efforts did not result in a favorable outcome as compared to prior years. The Company believes that its current bad debt reserve for accounts receivable is adequate based on its ongoing assessment.

Research and Development Expenses

Our research and development expenses from our continuing operations were approximately $0.3 million, $0.3 million and $0.4 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Impairment of Fixed Assets

During the years ended December 31, 2021, 2020 and 2019, due to the Company’s reoccurring loss, the Company further assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an additional impairment of approximately $4.3 million, $2.3 million and $0.7 million on its fixed assets from our continuing operations for the year ended December 31, 2021, 2020 and 2019, respectively.

Interest Expense

Our interest expenses from our continuing operations were approximately $0.1 million, $0.9 million and $0.7 million for the years ended December 31, 2021, 2020 and 2019, respectively. The decrease in interest expenses for fiscal 2021 as compared to fiscal 2020 was because of a lower loan balance in 2021 as compared to that of 2020. The increase in interest expenses for fiscal 2020 as compared to fiscal 2019 was due to a higher loan balance in 2020 as compared to that of 2019.

Other Income (Expense)

Other expense amounted to approximately $26,991 in fiscal 2021, mainly representing government subsidy. We had other income of approximately $0.5 million from our continuing operations in fiscal 2020, mainly due to approximately $0.3 million in government subsidy and recognition of certain balances over three years in customer advance as other income. We had other income of $0.3 million in fiscal 2019 due to government subsidy.

Change in Fair Value in Convertible Debt

During the year ended December 31, 3021, change in fair value in convertible debt amounted to approximately $1.9 million. There were no change in fair value of convertible debt in the fiscal years 2020 and 2019.

Share of Losses in Equity Method Investments

During the year ended December 31, 3021, share of losses in equity method investments for Shexian Ruibo amounted to approximately $0.1 million.

Loss before Income Taxes

Our loss before income taxes from our continuing operations was approximately $20.5 million for the year ended December 31, 2021, an increase of approximately $15.8 million as compared to loss before income taxes of approximately $4.7 million for the year ended December 31, 2020. The increase in our loss before income taxes for the fiscal year 2021 was primarily attributable to the significant decrease in revenues and increased costs and expenses as discussed above.

Our loss before income taxes from our continuing operations was approximately $4.7 million for the year ended December 31, 2020, a decrease of approximately $0.4 million as compared to income before income taxes of approximately $5.1 million for the year ended December 31, 2019. The increase in our loss before income taxes for the fiscal year 2020 was primarily attributable to increased costs and expenses as discussed above.

Provision for Income Taxes

The Company’s PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the EIT Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT and Hainan Yile IoT is each recognized as a HNTE by PRC government and subject to a favorable income tax rate of 15%.

The following table reconciles the income tax expense by statutory rate to the Company’s actual income tax expense from our continuing operations:

	For the Years Ended December 31,
	2021	2020	2019
Income tax expense computed based on PRC statutory income tax rate	(5,118,519)	(1,179,508)	(1,285,220)
Effect of favorable income tax rate in certain entity in PRC	889,716	(164,071)	255,213
Non-PRC entities not subject to PRC tax	1,564,644	401,488	262,045
Research & Development (“R&D”) tax credit	(260,213)	(251,178)	(328,778)
Non-deductible expenses - permanent difference	588,191	826,034	730,909
Change in valuation allowance	2,339,650	937,209	776,885
Income tax expenses	3,469	569,974	411,054

Net Loss

Our net loss from continuing operations amounted to approximately $20.5 million, $5.3 million and $5.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. Our net loss from continuing operations amounted to approximately $1.6 million, $7.6 million and $9.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. Total net loss amounted to approximately $22.1 million, $12.9 million and $15.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.

B.	Liquidity and Going Concern

We are a holding company incorporated in the British Virgin Islands. REIT Holdings, our wholly owned subsidiary established in Hong Kong, directly owns Beijing REIT, REIT Technology and REIT Technology, which in turn own our assets through their respective subsidiaries in China, India and the United States. We may need dividends and other distributions in equity from our subsidiaries, including our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have primarily relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

Substantially all of our operations are conducted in China and are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict the ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the SAFE, not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, equity and debt offering, capital contributions from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2021, the Company’s revenue decreased by approximately $4.7 million, or 56.8%, from approximately $8.3 million in the year ended December 31, 2020 to approximately $3.6 million in the year ended December 31, 2021, its gross profit from continued operation decreased by approximately $1.6 million, or 80.7%, from approximately $2.0 million in the year ended December 31, 2020 to approximately $0.4 million for the year ended December 31, 2021, and its gross margin for the year ended December 31, 2021 decreased to 10.7% from 24.0% from last year. These decreases were mainly attributable to increasing raw material costs for manufacturing and decreasing sales of the Company’s construction materials, due to the Company’s failure to obtain bids from new municipal construction projects. In addition, for the year ended December 31, 2021 and 2020, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to financial tightness of its customers and suppliers. Due to the COVID-19 pandemic and slowdown of domestic construction market, certain of our customers and suppliers faced shortage in working capital, which resulted in slower payment and fulfillment and increased our bad debts. As a result, for the year ended December 31, 2021 and 2020, the Company reported a net loss of approximately $22.1 million and $12.9 million, respectively. As of December 31, 2021, the Company had a working capital deficit of approximately of $3.7 million.

In addition, the Company had large bank borrowings as of December 31, 2021 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted. Furthermore, in January 2020, the Company discontinued its machinery and equipment manufacturing business under Gu’an REIT (see Note 4 to the financial statements included elsewhere in this annual report), which may negatively impact the Company’s ability to fulfill customer orders if outsourcing of such manufacturing activities to third-party suppliers cannot meet the expectation or higher purchase costs may shrink the Company’s profitability in this business sector. The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

As of December 31, 2021, the Company had cash of approximately $0.5 million. In addition, the Company had outstanding accounts receivable of approximately $0.5 million (including accounts receivable from third-party customers of $0.4 million and accounts receivable from related party customers of approximately $0.1 million), of which approximately $0.4 million, or 30%, had been subsequently collected back between January and April 2022, and became available for use as working capital. As of December 31, 2021, the Company had outstanding bank loans of approximately $2.4 million from a PRC bank.

On March 10, 2022, the Company entered into a securities purchase agreement with an accredited investor for the issuance of the Note with a maturity date of twelve months after the payment of the purchase price of the Note in the aggregate principal amount of $3,105,000, which note will be converted into Company’s Common Shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to investor to cover legal fees, accounting fees, due diligence etc.

Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties. In order to fully implement its business plan and recover from the continued losses in the past few years, the Company may also seek equity or debt financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

Cash Flows for Years ended December 31, 2021, 2020 and 2019

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
Net cash provided by (used in) operating activities	(2,764)	$248	$87
Net cash provided by (used in) investing activities	(1,743)	944	(74)
Net cash used in financing activities	4,048	(1,178)	(547)
Effect of exchange rate changes on cash and cash equivalents	(204)	121	(43)
Net increase (decrease) in cash and cash equivalents	(663)	135	(577)
Cash and restricted cash, beginning of year	1,121	986	1,563
Cash and restricted cash, end of year	458	$1,121	$986
Less: cash and cash equivalents, restricted cash of discounted operations at end of period	-	63	146
Cash and cash equivalents, restricted cash of continued operation, at end of period	458	1,058	840

Operating Activities

Net cash used in operating activities was approximately $2.8 million in fiscal year 2021. Net cash provided by operating activities in fiscal year 2021 mainly consisted of net loss from continuing operation of approximately $20.5 million, adjustments of non-cash items of approximately $18.2 million, a decrease of approximately $0.7 million in accounts receivable, a decrease of approximately $1.2 million in advance to suppliers, a decrease of approximately $1.4 million in advance from customers, an increase of approximately $1.1 million in accounts payable, an increase of approximately $1.0 million in accrued expenses and other liabilities, and a decrease of approximately $0.2 million in deferred grants.  Net cash provided by discontinued operating activities was approximately $2.7 million.

Net cash provided by operating activities was approximately $0.2 million in fiscal year 2020. Net cash provided by operating activities in fiscal year 2020 mainly consisted of net loss of approximately $5.3 million, adjustments of non-cash items of approximately $3.0 million, a decrease of approximately $3.9 million in accounts receivable, an increase of approximately $0.4 million in advance from customers, an increase of approximately $1.1 million in accrued expenses and other liabilities, an increase of approximately $0.7 million in tax payable, offset by an increase of approximately $1.2 million in advance to suppliers, a decrease of approximately $1.8 million in accounts payable and, and an increase of approximately $0.7 million in prepayments and other assets. Net cash provided by discontinued operating activities was $6,990.

Net cash provided by operating activities was approximately $0.1 million in fiscal year 2019. Net cash provided by operating activities in fiscal year 2019 mainly consisted of net loss of approximately $5.6 million, adjustments of non-cash items of approximately $7.0 million, a decrease of approximately $0.8 million in prepayments and other current assets, an increase of approximately $0.6 million in advance from customers, an increase of approximately $1.2 million in account payable, offset by an increase of approximately $3.8 million in accounts receivable, an increase of approximately $0.8 million in advance to suppliers, a decrease of approximately $1.8 million in accrued and other liabilities. Net cash provided by discontinued operating activities was approximately $2.5 million.

Investing Activities

Net cash used in investing activities was approximately $1.7 million for the year ended December 31, 2021. During the year ended December 31, 2021, the Company paid approximately $2.6 million on the construction in progress (“CIP”) and received proceeds from disposal of subsidiaries of approximately $2.6 million. Net cash used in discontinued investing activities was approximately $1.8 million.

Net cash provided by investing activities was approximately $0.9 million for the year ended December 31, 2020. During the year ended December 31 2020, we paid approximately $2.6 million for the acquisition of a 41.67% ownership interest in Shexian Ruibo and received approximately $3.8 million for disposition of Gu’an REIT. Net cash used in discontinued investing activities was approximately $0.2 million.

Net cash used in investing activities was $73,635 for the year ended December 31, 2019. During the year ended December 31, 2019, the Company paid approximately $0.3 million on the CIP projects to build a new factory facility and purchase of equipment for Xinyi REIT. We also prepaid approximately $0.3 million for property and equipment. We received advance payments of $1.4 million from the buyer associated with the discontinued operation of Gu’an REIT. Net cash used in discontinued investing activities was approximately $0.9 million.

Financing Activities

Net cash provided by financing activities was approximately $4.0 million for the year ended December 31, 2021, including proceeds from bank loans of approximately $2.3 million and proceeds of approximately $3.7 million from issuing convertible loans, proceeds from third party loans of approximately $0.8 million, offset by repayment of bank loans of approximately $7.2 million and net payment to related parties of approximately $0.3 million.    Net cash provided by discontinued financing activities was approximately $4.7 million.

Net cash used in financing activities was approximately $1.9 million for the year ended December 31, 2020, including proceeds from bank loans of approximately $11.0 million, offset by repayment of bank loans of approximately $13.2 million and net repayment to related parties of $38,835. Net cash provided by discontinued financing activities was approximately $0.4 million.

Net cash used in financing activities was approximately $0.5 million for the year ended December 31, 2019, including proceeds from bank loans of approximately $9.7 million and net proceeds from related parties of approximately $0.8 million, offset by repayment of bank loans of approximately $9.4 million. Net cash used in discontinued financing activities was approximately $1.6 million.

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,230,387 and $2,386,119 as of December 31, 2021 and 2020, respectively.

Capital Expenditures

We had capital expenditures of approximately $2.6 million, $0.1 million, and $0.6 million for the years ended December 31, 2021, 2020 and 2019, respectively, for purchases of equipment and conducting our CIP projects construction in connection with our business activities.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information.

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

E.	Critical Accounting Estimates.

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

Discontinued Operations

On January 2, 2020, the Company discontinued the machinery and equipment manufacturing business under Gu’an REIT. On November 12, 2021, the Company discontinued the solid waste processing business under REIT Changjiang. A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenue and expenses arising from intra-group transactions are eliminated except for those revenue and expenses that are expected to continue after the disposal of the discontinued operations.

Accounts Receivable, Net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the ongoing COVID-19 pandemic and spread, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of December 31, 2021. As a result, allowance for uncollectible balances amounted to $904,052 and $6,888,710 as of December 31, 2021 and 2020, respectively.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. Given the Company’s net loss position in fiscal 2021, 2020 and 2019, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $4.3 million, $2.3 million and $0.7 million on these fixed assets for the year ended December 31, 2021, 2020 and 2019, respectively, based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs.

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2021, 2020 and 2019.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services, also known as sponge city projects. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

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

As of December 31, 2021 and 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended December 31, 2021, 2020 and 2019.

Stock-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Company uses the accelerated method for all awards granted with graded vesting. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name	Age	Position

Hengfang Li (1) (2)	59	Chief Executive Officer and Chairman of the Board

Guangfeng Dai (1) (2)	61	President, Chief Operating Officer and Director

Zhizhong Hu (1) (2)	59	Chief Technology Officer and Director

Degang Hou	60	Chief Internal Control Officer

Xingchun Wang (1)	52	Chief Financial Officer

Shuhua Ma (1) (3) (5) (6) (7)	52	Director

Zhi Li (1) (3) (5) (6) (7)	59	Director

Lidong Liu (1) (4) (5)	50	Director

Austin Huang (1) (4) (6) (7)	64	Director

(1)	Each individual’s business address is c/o Beijing REIT Technology Development Co., Ltd., Building X-702, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director, whose term will expire at the 2022 succeeding annual meeting of shareholders.

(3)	Class B director, whose term will expire at the 2024 succeeding annual meeting of shareholders.

(4)	Class A director, whose term will expire at the 2023 succeeding annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Hengfang Li. Mr. Li has served as the Chief Executive Officer and Chairman of ReTo since April 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a Master degree in Engine Studies from Beijing Institute of Technology.

Guangfeng Dai.  Mr. Dai became the President of ReTo in 2020. Previously Mr. Dai served as the Chief Operating Officer and of ReTo and has served as a Director since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his Master degree in Automobile Engineering from Beijing Institute of Technology.

Zhizhong Hu.  Mr. Hu has served as the Chief Technology Officer and Director of ReTo since November 2016. Mr. Hu has served as Beijing REIT’s Chief Technology Officer and Director since 2000. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his Bachelor’s Degree in Mechanical Engineering from Nanjing University of Science and Technology.

Degang Hou.  Mr. Hou has served as the Chief Internal Control Officer of ReTo since February 2020. From 1983 through 1999, he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020 he was the deputy general manager for Beijing REIT.  He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

Xingchun Wang.  Mr. Wang has served as the Chief Financial Officer of ReTo since November 2019. Additionally, Mr. Wang served as an independent director of ReTo from November 2016 to November 2019. From November 2015 to June 2016, Mr. Wang served as the general manager of the investment development department of Chengzhi Shareholding Co., Ltd, a Shenzhen Stock Exchange listed company (stock code: 000990). Between May 2014 and October 2015, Mr. Wang served as the deputy general manager and secretary to the board of Beijing Huaxiang Lianxin Technology Co., Ltd., a telecom technology company. Between June 2010 and April 2014, Mr. Wang worked as Chief Financial Officer, director and secretary to the board of Beijing Dongbiao Electric Shareholding Co., Ltd., a supplier of electronic products. Between May 2009 and June 2010, Mr. Wang worked as the deputy general manager of Beijing Qinchuan Dadi Investment Co., Ltd., an investment company.  Mr. Wang is a member of China Certified Public Accountants and a member of China Certified Tax Accountant. Mr. Wang holds a Bachelor’s Degree in Accounting from Shanxi Finance and Economic College, and a Master’s Degree in Economics from Northwest University of Politics and Law.

 Shuhua Ma.  Dr. Ma has served as an independent director of ReTo since November 2019. Dr. Ma is currently a Professor, Institute of Process Engineering at the China Academy of Sciences (the “Academy”), where she oversees Ph.D. students, Master’s students and Post-Doctorate student. From September 2011 to October 2016, she was an Associate Professor at the Academy and from September 2009 to September 2010, an Assistant Professor at the Academy. In addition, from 1992 to 2001 she was a Design Engineer at the Institute of Design and Research, Hebei Province, Shijiazhuang Fertilizer Plant. She obtained her Bachelor of Science in chemical engineering from Hebei University of Sciences and Technology in 1992, and obtained her Master’s of Science in chemical engineering from Beijing University of Chemical Technology in 2004. In addition, she received her Ph.D. in 2007 from the Academy. Among other associations, she is an expert in the Academic Committee of Coal Ash ASIA, a member of the Coal Gangue and Geopolymer Committees of the Solid Waste Utilization Division of the Chinese Ceramic Society and Expert in the Academic Committee of China Tailing Network.

Zhi Li.  Dr. Li has served as an independent director of ReTo since November 2016. Since December 2013, Dr. Li has been vice president and director of risk management of Heling Investment Management Beijing Co., Ltd., an investment management company. Between June 2010 and December 2013, Mr. Li served as general manager of the forest finance and international business department of China Forestry Equity Exchange, a professional market platform for nationwide forestry equity and forest-related trading business in China. Between April 2004 and June 2010, Dr. Li worked as deputy director of China Zhongrui Yuehua Accounting Firm. Between September 2002 and March 2004, Dr. Li was a visiting scholar of the business school of Columbia University. Dr. Li is a member of China Certified Public Accountants. Mr. Li holds a Ph.D in Economics from Xiamen University.

 Lidong Liu. Ms. Liu has served as the Chief Financial Officer since November 2015 for Jilin Yiyatong Deep Supply Chain Management Co., Ltd, a supply chain management company. From January 2011 to September 2015, she served as the Chief Financial Officer for Sinopharm Holding (Jilin) Co., Ltd, a pharmaceuticals company. In addition, between January 2002 and December 2010, Ms. Liu was the Chief Financial Officer for Changchun Yongxin Dirui Pharmaceutical Co., Ltd., a pharmaceuticals company. Ms. Liu is a member of China Certified Public Accountants and a seasoned executive with professional experience in auditing and financial reporting. Ms. Liu holds a bachelor’s degree in Accounting from Ji Lin University of Finance and Economics, and an MBA from Changchun University of Science and Technology.

Austin Huang.  Dr. Huang has served as an independent director of ReTo since November 2016. Dr. Huang has served as the President and Principal Engineer for Merit Engineering, Inc., a geotechnical, environmental, and civil engineering services company, since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Dr. Huang served  as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a Master’s Degree and Ph.D. in Geotechnical Engineering from University of Wisconsin.

Family Relationship

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation.

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

In 2021, we expensed an aggregate of approximately $501,233 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Employment Agreements

Employment Agreement of Hengfang Li

The Company entered into an employment agreement with Mr. Li on December 31, 2021 (the “Li Employment Agreement”), pursuant to which Mr. Li serves as Chairman and Chief Executive Officer of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Li Employment Agreement, Mr. Li is entitled to an annual compensation of RMB 800,000 (approximately $117,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policies.

Employment Agreement of Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on December 31, 2021, (the “Dai Employment Agreement”) pursuant to which Mr. Dai serves as the President of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Dai Employment Agreement, Mr. Dai is entitled to annual compensation of RMB 750,000 (approximately $109,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

Employment Agreement of Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on December 31, 2021, (the “Hu Employment Agreement”), pursuant to which Mr. Hu serves as the Chief Technology Officer of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Hu Employment Agreement, Mr. Hu is is entitled to annual compensation of RMB 700,000 (approximately $102,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

Employment Agreement of Degang Hou

The Company entered into an employment agreement with Mr. Hou on December 31, 2021 (the “Hou Employment Agreement”), pursuant to which Mr. Hou serves as the Chief Internal Control Officer of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Hou Employment Agreement, Mr. Hou is entitled to annual compensation of RMB 700,000 (approximately $102,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

Employment Agreement of Xingchun Wang

The Company entered into an employment agreement with Mr. Wang on November 19, 2019 (the “Wang Employment Agreement”), pursuant to which Mr. Wang serves as the CFO of the Company and Beijing REIT for a term from November 19, 2019 and shall terminate on November 10, 2022. Pursuant to the Wang Employment Agreement, Mr. Wang is is entitled to annual compensation of RMB 240,000 (approximately $36,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

Employment Agreement of Lidong Liu

The Company entered into an employment agreement with Dr. Lidong Liu on June 3, 2021 (“the Liu Employment Agreement’) , pursuant to which Dr. Liu serves as the Company’s Director for a term from June 3, 2021 until the Company’s next annual meeting of shareholders. Pursuant to the Liu Employment Agreement, Dr. Liu is entitled to annual compensation of $10,000 and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

Director Compensation

Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services on the Board of Directors. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive stock grants pursuant to our share incentive plans.  In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year.

During the fiscal year ended December 31, 2021, no  Common Shares were issued pursuant to the 2018 Share Incentive Plan and the 2021 Share Incentive Plan.

See Item 6.E for a description of our 2018 Share Incentive Plan and 2021 Share Incentive Plan.

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors shall face re-election at our 2023 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors faced re-election at our 2024 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2022 annual general meeting of shareholders and every three years thereafter.

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

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. Shuhua Ma, Zhi Li, Lidong Liu and Austin Huang are our independent directors.

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

Committees of the Board of Directors

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Shuhua Ma and Zhi Li serve on all three committees, Austin Huang serves on the nominating and compensation committees and Lidong Liu serves on the audit committee. Shuhua Ma chairs the nominating committee, Lidong Liu chairs the audit committee and Austin Huang chairs the compensation committee. Lidong Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq corporate governance requirements.

Duties of Directors

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

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

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our M&A provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

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

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our M&A.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

D.	Employees.

As of December 31, 2021, we had a total of 115 full-time employees. Among these employees, we had 23 employees in management, 15 employees in sales and marketing, 41 employees in research and development, 9 employees in manufacturing and installation and 20 employees in administration. All of these employees were located at our facilities in Beijing, Hainan and Xinyi, China. We had a total of 152 and 137 full-time employees as of December 31, 2019 and 2020, respectively. We did not hire any part-time employees during the fiscal years ended December 31, 2021, 2020 and 2019. Our employees are not represented by a labor organization or covered by a collective bargaining agreement.

We participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in China. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management and research and development personnel. These contracts involve a covenant that prohibits them from engaging in any activities that compete with our business within certain agreed period after the termination of their employment with us, and during such non-competition period. We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or any difficulty in recruiting staff for our operations.

E.	Share ownership.

The following tables set forth certain information with respect to the beneficial ownership of our Common Shares as of April 29, 2022, for:

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

Applicable percentage ownership prior is based on 33,113,112 Common Shares outstanding as of the date of this annual report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers
Hengfang Li(1)	2,396,264	7.2%
Guangfeng Dai(2)	1,370,632	4.1%
Zhizhong Hu(3)	1,205,632	3.6%
Degang Hou (4)	1,105,632	3.3%
Xingchun Wang	50,000	*
Zhi Li	30,000	*
Austin Huang	30,000	*
Lidong Liu	10,000	*
Shuhua Ma	10,000	*
All directors and executive officers as a group (nine persons)	6,208,160	18.7%
Other 5% or greater beneficial owners
REIT International Development (Group) Co., Limited	3,903,161	11.8%
Good Venture Industrial Limited	1,750,000	5.3%
Xiaoping Li	2,050,000	6.2%

*	Less than 1%.

(1)	Represents (i) approximately 1,561,264 Common Shares held through REIT International Development (Group) Co, a Hong Kong limited liability company (“REIT International”). Mr. Li holds a 40% ownership of REIT International and has the voting and investment power with respect to 40% of the 3,903,161 Common Shares held by REIT International; (ii) 10,000 Common Shares held through Soothie Holdings Limited, a British Virgin Islands company, controlled by Mr. Li; (iii) 225,000 Common Shares held by Mr. Li directly and (iv) 600,000 Common Shares to be granted to Mr. Li under the 2021 Share Incentive Plan.

(2)	Represents (i) approximately 780,632 Common Shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,903,161 Common Shares held by REIT International; (ii) 150,000 Common Shares held by Mr. Dai directly and (iii) 440,000 Common Shares to be granted to Mr. Dai under the 2021 Share Incentive Plan.

(3)	Represents (i) approximately 780,632 Common Shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,903,161 Common Shares held by REIT International; (ii) 125,000 Common Shares held by Mr. Hu directly; and (iii) 300,000 Common Shares to be granted to Mr. Hu under the 2021 Share Incentive Plan.

(4)	Represents (i) approximately 780,632 Common Shares held through REIT International. Mr. Hou holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,903,161 Common Shares held by REIT International; (ii) 125,000 Common Shares held by Mr. Hou directly; and (iii) 200,000 Common Shares to be granted to Mr. Hou under the 2021 Share Incentive Plan.

2018 Share Incentive Plan

On November 6, 2018, the Company’s shareholders approved the 2018 Share Incentive Plan, which allows for issuance of up to 2,000,000 Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.

On April 22, 2022, the Company’s board of directors approved the issuance of an aggregate of 1,025,000 Common Shares to its employees for their services.

The Company issued an aggregate of 975,000 Common Shares under the 2018 Share Incentive Plan as of December 31, 2021. As of April 29, 2022, there are no shares available for issuance under the 2018 Incentive Plan.

The following is a summary of the principal terms of the 2018 Share Incentive Plan.

Administration

The 2018 Share Incentive Plan is administered by the Compensation Committee of the Board of Directors. The 2018 Share Incentive Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the company’s needs. Subject to the terms of the 2018 Share Incentive Plan, the Compensation Committee has the discretion to determine the terms of each award.

Amount of Awards

The maximum number of Common Shares as to which awards may be granted under the 2018 Share Incentive Plan is 2,000,000 shares.

Types of Awards

Awards under the 2018 Share Incentive Plan may be in the form of incentive stock options, non-statutory stock options or restricted stock awards. An option is the right to purchase shares of the company’s common shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

Participants

Employees of the Company, executive officers, employee and non-employee directors, consultants, independent contractors and advisors may all be selected by the Compensation Committee to receive awards under the 2018 Share Incentive Plan. The benefits or amounts that may be received by or allocated to participants under the 2018 Share Incentive Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

Termination and Amendment

The Compensation Committee may terminate the 2018 Share Incentive Plan at any time. If not sooner terminated by the Board of Directors, the 2018 Share Incentive Plan will terminate on the tenth anniversary of its effective date.

The 2018 Share Incentive Plan may be amended by the Board of Directors, but without further approval by the shareholders of the Company, the Board shall not amend the 2018 Share Incentive Plan in any manner that requires shareholder approval. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

2021 Share Incentive Plan

On November 24, 2021, the Company’s shareholders approved the 2021 Share Incentive Plan, which allows for issuance of up to 3,000,000 Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.

The Company did not issue any Common Shares under the 2021 Share Incentive Plan as of December 31, 2021. On April 22, 2022, the Company’s board of directors approved the issuance of an aggregate of 3,000,000 Common Shares to its employees, officers and directors for their services. As of April 29, 2022, there are no shares available for issuance under the 2021 Incentive Plan.

The following is a summary of the principal terms of the 2021 Share Incentive Plan.

Administration

The 2021 Share Incentive Plan is administered by the Compensation Committee of the Board of Directors. The 2021 Share Incentive Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the company’s needs. Subject to the terms of the 2021 Share Incentive Plan, the Compensation Committee has the discretion to determine the terms of each award.

Amount of Awards

The maximum number of Common Shares as to which awards may be granted under the 2021 Share Incentive Plan is 3,000,000 shares.

Types of Awards

Awards under the 2021 Share Incentive Plan may be in the form of incentive stock options, non-statutory stock options or restricted stock awards; an option is the right to purchase shares of the company’s common shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

Participants

Employees of the Company, executive officers, employee and non-employee directors, consultants, independent contractors and advisors may all be selected by the Compensation Committee to receive awards under the 2021 Share Incentive Plan. The benefits or amounts that may be received by or allocated to participants under the 2021 Share Incentive Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

Termination and Amendment

The Compensation Committee may terminate the 2021 Share Incentive Plan at any time. If not sooner terminated by the Board of Directors, the 2021 Share Incentive Plan will terminate on the tenth anniversary of its effective date.

The 2021 Share Incentive Plan may be amended by the Board of Directors, but without further approval by the shareholders of the Company, the Board shall not amend the 2021 Share Incentive Plan in any manner that requires shareholder approval. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related party transactions.

The related party transactions for the years ended December 31, 2021, 2020 and 2019 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors
Ms. Hong Ma	Wife of the Chief Executive Officer
REIT International Trading Co. Ltd	The owner of the entity holds more than 5% of the Company’s outstanding common shares
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT India
Shexian Ruibo	The Company owns 41.67% ownership interest in Shexian Ruibo
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by the Ms. Hong Ma
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by the Mr. Hengfang Li
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	Hainan Yile IoT owns 45% ownership interest in this company
Zhongtou REIT Information Service (Beijing) Co., Ltd	An entity controlled by Mr. Xinyang Li and Ms. Xinran Li, children of Mr. Hengfang Li
Handan Ruisheng Construction Material Technology Co., Ltd.	An entity controlled by Shexian Ruibo
Mr. Xiaoping Li	CEO and Chairman of the Yile IOT of Directors

(2)	Due to related parties

The balance of due to related parties were as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Mr. Hengfang Li	$472,439	$1,019,469	$405,222

(3)	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	December 31, 2021	December 31, 2021	December 31, 2019
Accounts receivable – related party
REIT International Trading Co. Ltd	$-	$199,999	$469,474
Q Green Techcon Private Limited	2,981	-	-
Hunyuan Baiyang Food Co., Ltd.	40,088	-	-
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	50,520	-	-
Total accounts receivable from related party	$93,589	$199,999	$469,474

The Company fully collected the accounts receivable as of December 31, 2021 from related parties as of the date of this report.

(4)	Advance to suppliers, related party

Advance to suppliers, related party, consisted of the following:

	December 31, 2021	December 31, 2020	December 31, 2019
Advance to supplier – related party
- Q Green Techcon Private Limited	$174,099	$162,014	$-
Shexian Ruibo Environmental Science and Technology Co., Ltd.*	3,656,118	3,872,110	-
Handan Ruisheng Construction Material Technology Co., Ltd.	12,403	-	-
Total	$3,832,421	$4,034,124	$-

*	The balance represents the Company’s purchase advances for eco- friendly materials and equipment supplied by Shexian Ruibo.

(5)	Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	December 31, 2021	December 31, 2020	December 31, 2019
Accounts payable – related parties
- Q Green Techcon Private Limited	$-	$-	$1,361,253
- Shexian Ruibo Environmental Science and Technology Co., Ltd.	-	153,344	123,796
-Zhongtou REIT Information Service (Beijing) Co., Ltd	10,199	-	-
Total	$10,199	$153,344	$1,485,049

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended December 31,
	2021	2020	2019
Sales to related parties
Hunyuan Baiyang Food Co., Ltd.	-	-	83,972
Shexian Ruibo	61,177	228,814	-
Q Green Techcon Private Limited	220,607	-	-
Total	$281,784	$228,814	$83,972

Cost of revenue associated with the sales to these related parties amounted to $175,053, $148,034 and $54,598 for the years ended December 31, 2021, 2020 and 2019, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended December 31,
	2021	2020	2019
Purchase from a relate party
Q Green Techcon Private Limited.	$228,838	$1,039,152	$-
Shexian Ruibo	235,946	1,837,841	2,021,934
Total	$464,784	$2,876,993	$2,021,934

(8)	Other related party transactions

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

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal and Administrative Proceedings

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation that are generally contractual in nature.

In 2018 a financial intermediary and Xinyi REIT began negotiations towards a potential cooperation where the financial intermediary would introduce potential investors to facilitate investment in Xinyi REIT’s business. In December 2018, an investor invested RMB 1,000,000 (approximately $0.15 million) in Xinyi REIT through this financial intermediary. Xinyi REIT rejected this investment and returned the total investment funds it received to the investor and informed the financial intermediary to cease facilitating investments from other investors. In addition, despite there not being a final mutual agreement between the parties, it appears the financial intermediary may have acquired investment funds in the aggregate amount of RMB 15,450,000 (approximately $2.15 million) from certain investors, and Xinyi REIT did not receive any funds from these investments.

Mr. Hengfang Li, the Company’s CEO has agreed to assume full responsibility for liabilities, if any, and assume the creditor’s rights for these claims on behalf of the Company for any legal claims or lawsuits against the Company due to these investments. As of the date of this annual report, Xinyi REIT had been involved in one lawsuit as defendant regarding the above investments with the claim amount of RMB 300,000 (approximately $44,000), the total amount of which was repaid by Hengfang Li in May 2020. Accordingly, at this time, the Company believes that any ultimate liability resulting from the outcome of such proceedings, if there are any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

On April 8, 2022, Beijing REIT reached a settlement with the minority shareholder of Xinyi REIT for the lawsuit filed by the minority shareholder of Xinyi REIT in respect of the buy-back of the 30% equity interest of Xinyi REIT held by the minority shareholder. Pursuant to the settlement, Beijing REIT agreed to pay an aggregate amount of RMB18 million to purchase the 30% equity interest. The purchase price is payable in four installments of RMB 4 million, RMB 4 million, RMB 5 million, and RMB 5 million, due by April 19, 2022, June 30, 2022, September 30, 2022, and December 31, 2022, respectively. The first installment of RMB4 million has been paid as the date of this annual report. The parties will complete the registration procedures following the full payment of the purchase price.

Except as disclosed above, we are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of business.

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

If we determine to pay dividends on any of our Common Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to REIT Holdings only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Further, loan governing part of the current debts incurred by Beijing REIT has restrictions on its ability to pay dividends, and any future financing arrangements may impose such restrictions as well. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Beijing REIT, REIT Technology and REIT Yancheng are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation of Foreign Currency Exchange and Dividend Distribution.”

B.	Significant Changes.

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

A.	Offer and listing details.

Our Common Shares have been listed on the Nasdaq Capital Market since November 29, 2017 under the symbol “RETO.”

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our Common Shares are listed on the Nasdaq Capital Market under the symbol “RETO.”

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We incorporate by reference the description of our M&A, as currently in effect in the British Virgin Islands, set forth in our registration statement on Form F-1, as amended, declared effective on November 28, 2017 (File No. 333-219709).

C.	Material contracts.

Securities Purchase Agreement dated March 1, 2021

On March 1, 2021, the Company entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) for the issuance of a Convertible Debenture (the “March Debenture”) in the aggregate principal amount of up to $2,300,000 with a maturity date of twelve months after the issuance thereof, provided that in case of an event of default, the March Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the March Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

The Debenture Holder may convert the March Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “March Debenture Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with a 65 days’ notice. Any time after the issuance of the March Debenture that the daily VWAP is less than the March Debenture Floor Price for a period of 10 consecutive trading days (each such occurrence, a “March Debenture Triggering Event”) and only for so long as such conditions exist after a March Debenture Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the March Debenture Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the March Debenture Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

The Company has elected to recognize the March Debenture at fair value and therefore there was no further evaluation of embedded features for bifurcation. The March Debenture was fully converted into 2,369,501 common shares of the Company for the year ended December 31, 2021.

Securities Purchase Agreement dated July 6, 2021

On July 6, 2021, the Company entered into another securities purchase with the Debenture Holder for the issuance of a Convertible Debenture (the “July Debenture”) in the aggregate principal amount of up to $2,500,000 with a maturity date of twelve months after the issuance thereof, provided that in case of an event of default, the July Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the July Debenture and a one-time due diligence and structuring fee of $5,000 at the closing.

The Debenture Holder may convert the July Debenture in its sole discretion to Company’s common shares at any time at the lower of $1.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “July Debenture Floor Price”). The Debenture Holder may not convert any portion of the July Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with a 65 days’ notice. Any time after the issuance of the July Debenture that the daily VWAP is less than the July Debenture Floor Price for a period of 10 consecutive trading days (each such occurrence, a “July Debenture Triggering Event”) and only for so long as such conditions exist after a July Debenture Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the July Debenture Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the July Debenture Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

Securities Purchase Agreement dated March 10, 2022

On March 10, 2022, ReTo entered into a Securities Purchase Agreement pursuant to which ReTo issued Note to the Investor. The Note will mature 12 months after the purchase price of the Note is delivered from the Investor to ReTo (the “Purchase Price Date”). The Note has an original principal amount of $3,105,000 and Investor gave consideration of $3,000,000, reflecting an original issue discount of $90,000 and $15,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The transaction contemplated under the Securities Purchase Agreement was closed on March 11, 2022 and the Company anticipates using the proceeds for general working capital purposes.

On March 28, 2022, ReTo and Investor entered into an amendment to the Note, pursuant to which ReTo has agreed to satisfy any conversion request from Investor by making a cash payment equal to 110% of any converted amount if, at the time of the conversion, the Floor Price (as defined in the Note) is higher than the then current conversion price.

Equity Transfer Agreement dated December 27, 2021

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Development —Acquisition of REIT Mingde.”

Consulting Agreement

On April 21, 2021, the Company entered into certain three year consulting agreement (the “Consulting Agreement”) with Geniusland International Capital Ltd. (the “Geniusland”) in connection with Company’s corporate strategy on the Nasdaq Stock Market. Pursuant to the agreement, the Company issued an aggregate of 1,000,000 Common Shares to Geniusland and its designees for services rendered.

Supplemental Consulting Agreement

On December 29, 2021, the Company entered into a Supplemental Consulting Agreement with Geniusland (the “Supplemental Agreement”) which superseded the Consulting Agreement. Pursuant to the Supplemental Agreement, Geniusland provided corporate strategies in connection with the Company’s listing on the Nasdaq Stock Market for a term from December 29, 2021 to March 28, 2022. In consideration of the services rendered by Geniusland, upon execution of the Supplemental Agreement, the Company issued 500,000 restricted Common Shares to Geniusland, in lieu of cash, valued at 70% of the closing price on the day before the signing date of the Supplemental Agreement. Such shares are subject to a 6-month lock-up.

Lease Agreement

On November 25, 2021, REIT Technology entered in to a lease agreement (“Lease”) with Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear Power”) to lease an office space of 1,279.66 square meters, located at the 22nd Floor, Xinheng Building, No. 123-8, Binhai Avenue, Longhua District, Haikou City, Hainan Province, China. The Lease has a term of three years from February 1, 2022 to January 31, 2025. If REIT Technology intends to renew the Lease, REIT shall notify Hainan Nuclear Power two month earlier in writing. Hainan Nuclear Power shall notify REIT Technology of its intention to sell the leased property at least 90 business days in advance, under which circumstances, REIT Technology shall have the priority right to purchase the leased property, If Hainan Nuclear terminates the Lease earlier without cause, it shall notify REIT Technology 60 days in advance and refund REIT Technology with the balance of the paid rent and security deposit and pay a liquidated damage equal to 100% of the security deposit to REIT Technology. If REIT Technology terminates the Lease earlier, it shall notify Hainan Nuclear Power at least 60 days in advance and forfeit the paid rent and the security deposit.

Settlement Agreement

For a description of the terms of this agreement, see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal and Administrative Proceedings.”

Other than those set forth above and those described elsewhere in this annual report, we did not have any other material contracts.

D.	Exchange controls.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the MOFCOM or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

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

Circular 37

On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

PRC residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

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

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2018, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

E.	Taxation.

The following sets forth the material British Virgin Islands, PRC and U.S. federal income tax matters related to an investment in our Common Shares. It is directed to U.S. Holders (as defined below) of our Common Shares and is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Common Shares, such as the tax consequences under state, local and other tax laws.

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

PRC Enterprise Income Tax

According to the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 (effective as of January 1, 2008 and was last amended on February 24, 2017 (effective on the same day) and on December 29, 2018 (effective on the same day), respectively. The income tax for both domestic and foreign-invested enterprises on their global income is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008 and partly amended on April 23, 2019 further clarifies the calculation of the income tax on different types of incomes and permit certain HNTEs strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

On January 29, 2016, the PRC Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (2016 Version) (the “Certifying Measures”), which retroactively became effective on January 1, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the PRC government and set forth by certain departments of the PRC State Council. Beijing REIT and Hainan Yile IoT were granted the HNTE qualifications valid until December 2022 and October 2023, respectively. There can be no assurance, however, that Beijing REIT and Hainan Yile IoT will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Beijing REIT’s or Hainan Yile IoT’s “HNTE” status in the future.

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

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the EIT Law. According to Article 37, Article 39 of the EIT Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

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

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ReTo and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a PRC enterprise for enterprise income tax purposes. Although the EIT Rules define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, on April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if all of the following criteria are satisfied:

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

We do not believe that we meet the conditions outlined in the preceding paragraph since ReTo does not have a PRC enterprise or enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a China “resident enterprise” by the PRC tax authorities.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals in China engaging in the sale of goods, the provision of processing, repair and assembly services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. On April 4, 2018, Ministry of Finance and State Administration of Taxation collectively promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, the implementation of which began on May 1, 2018, pursuant to which a taxpayer engaging in a taxable sales activity for the value-added tax purpose or imports of goods, the previous applicable 17% and 11% tax rates are adjusted to 16% and 10% respectively, and exported goods originally subject to 17% and 11% tax rates and export rebate rate, will be subject to 16% and 10% tax rate and export rebate rate. From April 1, 2019, the 16% and 10% tax rates were reduced to 13% and 9%, respectively. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The amount of VAT payable is calculated as “output VAT” minus “input VAT” and the rate of VAT for the China PRC subsidiaries ranges from 3% to 13%.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1, 2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status.

People’s Republic of China Taxation

Under the EIT Law which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and the EIT Rules which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On January 29, 2016, the PRC Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (2016 Version), which retroactively became effective on January 1, 2016, provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the PRC government and set forth by certain departments of the PRC State Council. Beijing REIT was granted the HNTE qualification valid for three years commencing on December 22, 2016. There can be no assurance, however, that Beijing REIT will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Beijing REIT’s “HNTE” status in the future. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

British Virgin Islands Taxation

All dividends paid by ReTo to holders of Common Shares who are not persons resident in the BVI are exempt from the provisions of the British Virgin Islands Income Tax Act, and any capital gains realized with respect to any Common Shares by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not persons resident in the BVI with respect to Common Shares.

All instruments relating to transfers of property (except in the case of real estate situated in the BVI) to or by ReTo and all instruments relating to transactions in respect of Common Shares are exempt from the payment of stamp duty in the BVI.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

Material United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Common Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	personsthat are subject to the applicable financial statement accounting rules under Section 451(b) of the Code;

●	persons who acquired our Common Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Common Shares through partnerships or other pass-through entities.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Common Shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a PRC “resident enterprise” under the China tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Common Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Common Shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2022. Our actual PFIC status for the current taxable years ending December 31, 2022 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.  PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2021, we had $2.4 million in outstanding debt borrowings, with effective interest rates between 4.55% and 8.5%. As of December 31, 2020, we had $15.9 million in outstanding debt borrowings, with effective interest rates ranging from 5.0025% to 19.2%.

As of December 31, 2021, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB151,820 ($23,535) lower/higher, respectively, mainly as a result of higher/lower interest expenses incurred on the outstanding debt borrowings.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. The average exchange rate for US$ against Chinese RMB has changed from US$1.00 for RMB6.9042 in fiscal 2020 to US $1.00 for RMB6.4508 in fiscal 2021. The exchange rate was US$1.00 for RMB 6.3726 as of December 31, 2021. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2020, our revenue, cost of revenue and total expenses, including selling expenses, general administrative expenses, bad debt expense and research and development expenses, for the year ended December 31, 2021 would decrease by approximately $236,000, $211,000 and $813,000, respectively.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Common Shares in U.S. dollars in the future. See “Item 3. Key Information- D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms.”

Credit Risk

As of December 31, 2021, we had cash and cash equivalents of $0.5 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information – B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

As of December 31, 2021 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were ineffective due to the material weakness identified below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2021 due to material weaknesses relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of an effective review by management for the year ended accounting close and reporting.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We plan to continue implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training and to set up a financial and system control framework.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The Company’s Board of Directors has determined that Ms. Lidong Liu qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. The Company’s Board of Directors has also determined that Ms. Liu and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

Item 16B. Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, executive officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1, declared effective on July 27, 2017 (File No. 333-217355). The code is also available on our official website under the investor relations section at www.retoeco.com.

Item 16C. Principal Accountant Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by YCM CPA Inc., our new independent registered public accounting firm, and Friedman LLP, our former independent registered public accounting firm for the periods indicated.

	December 31, 2021	December 31, 2020
Audit fees(1)	$190,000	$160,000
Audit-Related fees	-	-
Tax fees	-	-
All other fees(2)	-	-
Total	$190,000	$160,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2021.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by YCM CPA Inc. and Friedman LLP, our independent registered public accounting firms, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. Exemptions form the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

(1) Previous Independent Registered Public Accounting Firm

(i) On March 15, 2021, the Company dismissed its independent registered public accounting firm, Friedman LLP (“Friedman”).

(ii) The report of Friedman on the financial statements of the Company for the fiscal years ended December 31, 2019, and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the financial statements of the Company for the year ended December 31, 2019 contained an uncertainty about the Company’s ability to continue as a going concern.

(iii) The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee of the Company.

(iv) During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period from January 1, 2021 through March 15, 2021, the date of dismissal, (a) there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v) On March 15, 2021, the Company provided Friedman with a copy of the Current Report 6-K which was filed on March 15, 2020 and had requested that it furnished the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agreed with the above statements. A copy of such letter was filed as an Exhibit 16.1 to the Company’s Current Report on Form 6-K filed on March 15, 2021 and was incorporated herein for reference in this report.

(2) New Independent Registered Public Accounting Firm

On March 15, 2021, the Audit Committee approved the appointment of YCM CPA Inc. (“YCM”) as its new independent registered public accounting firm to undertake the Company’s audit for the financial year ending December 31, 2020. YCM also conducted the audit for the financial year ending December 31, 2021.

During the two most recent fiscal years ended December 31, 2020 and December 31, 2019 and the subsequent interim period from January 1, 2021 through March 15, 2021, prior to the engagement of YCM, neither the Company, nor someone on its behalf, has consulted YCM regarding:

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

Item 16G. Corporate Governance

Our Common Shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(a)	Nasdaq Marketplace Rule 5620 which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; and

(b)	Nasdaq Marketplace Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

We currently intend to comply with the Nasdaq corporate governance practices and do not rely on the home country rule exemption and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (Incorporated herein by reference to Exhibit 3.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

2.1	Specimen Common Share Certificate (Incorporated herein by reference to Exhibit 4.1 to our Form F-1/A (File No. 333-219709) filed on November 13, 2017)

2.2	Description of Securities Registered under Section 12 of the Exchange Act. (Incorporated herein by reference to Exhibit 2.2 to our Form 20-F filed on October 30, 2020)

3.1	Form of Shareholder’s Voting Proxy Agreement (Incorporated herein by reference to Exhibit 9.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.1*	Joint Venture Agreement to Establish Xinyi REIT, dated November 17, 2014 by and between Xinyi Transport Investment Co., Ltd. and Beijing REIT Technology Development Co., Ltd.

4.2	Translation of Supplementary Agreement Establishing Xinyi REIT (Incorporated herein by reference to Exhibit 2.8 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.3	REIT India Joint Venture Agreement (Incorporated herein by reference to Exhibit 2.9 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.4*	Employment Agreement, dated December 31, 2021 by and among ReTo Eco-Solutions, Inc., Beijing REIT and Hengfang Li +

4.5*	Employment Agreement, dated December 31, 2021 by and among ReTo Eco-Solutions, Inc., Beijing REIT and Guangfeng Dai +

4.6*	Employment Agreement, dated December 31, 2021 by and among ReTo Eco-Solutions, Inc., Beijing REIT and Zhizhong Hu +

4.7*	Employment Agreement, dated December 31, 2021 by and among ReTo Eco-Solutions, Inc., Beijing REIT and Degang Hou +

4.8	Translation of Employment Agreement, dated November 19, 2019 by and between Beijing REIT and Xingchun Wang (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on November 26, 2019)

4.9	Employment Agreement, dated June 3, 2021 by and between ReTo Eco-Solutions, Inc. and Lidong Liu (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on June 7, 2021)

4.10	Joint Patent Agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (Incorporated herein by reference to Exhibit 10.13 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.11	Translation of Indemnification Agreement for Housing Provident Fund (Incorporated herein by reference to Exhibit 10.15 to our Form F-1/A (File No. 333-219709) filed on October 16, 2017)

4.12	2018 Share Incentive Plan (Incorporated herein by reference to Exhibit 4.2 to our registration statement on Form S-8 filed on April 27, 2022)

4.13	2021 Share Incentive Plan (Incorporated herein by reference to Exhibit 4.1.1 to our registration statement on Form S-8 filed on April 27, 2022)

4.14

Consulting Agreement dated April 21, 2021 by and between ReTo Eco-Solutions, Inc. and Geniusland International Capital Ltd. (Incorporated herein by reference to Exhibit 10.1 to our Form 20-F filed on May 14, 2021)

4.15*	Supplemental Consulting Agreement dated December 29, 2021 by and between ReTo Eco-Solutions, Inc. and Geniusland International Capital Ltd.

4.16	Securities Purchase Agreement, dated March 1, 2021 by and between ReTo Eco-Solutions, Inc. and YA II PN, LTD. (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on March 4, 2021)

4.17	Convertible Promissory Note dated March 10, 2022 issued to Streeterville Capital, LLC (Incorporated herein by reference to Exhibit 4.1 to our Current Report 6-K, filed on March 14, 2022)

4.18	Securities Purchase Agreement dated March 10, 2022 by and between ReTo Eco-Solutions, Inc. and Streeterville Capital, LLC (Incorporated herein by reference to Exhibit 10.1 to Our Current Report 6-K, filed on March 14, 2022)

4.19*	Amendment to Convertible Promissory Note dated March 28, 2022 issued to Streeterville Capital, LLC.

4.20

Translation of Equity Transfer Agreement, dated December 27, 2021 by and among REIT Technology Development Co., Ltd., Xiaoping Li, Jing Peng, REIT Mingde, Hainan Yile IoT and Yangpu Fangyuyuan (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K, filed on January 4, 2022)

4.21	Subscription Agreement dated February 17, 2022, by and between ReTo Eco-Solutions, Inc and Xiaoping Li (Incorporated by reference to Exhibit 99.2 to our Form SCHEDULE 13D, filed on March 4, 2022)

4.22	Extension Agreement dated January 4, 2022 by and between ReTo Eco-Solutions, Inc. and YA II PN, LTD. (Incorporated herein by reference to Exhibit 10.3 to our Form 6-K, filed on January 13, 2022)

4.23*	Translation of Lease Agreement, dated November 25, 2021, by and between REIT Technology Development Co., Ltd and Hainan Nuclear Power Co., Ltd ++

4.24*	Settlement Agreement, dated April 8, 2022, by and among Beijing REIT Technology Development Co., Ltd., Xinyi Traffic Investment Co., Ltd. and REIT New Materials Xinyi Co., Ltd.

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated herein by reference to Exhibit 99.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

12.1*	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer of Reto Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Chief Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter from Friedman LLP addressed to the U.S. Security Exchange Commission (Incorporated herein by reference to Exhibit 16.1 to our Form 6-K, filed on March 15, 2021)

15.2*	Consent of YCM CPA Inc.

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

+	The exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and certain personally identifiable information in this exhibit have also been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

++	Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Date: May 2, 2022

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReTo Eco-solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-solutions, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company records an accumulated deficit as of December 31, 2021, and the Company currently has net working capital deficit, continued net losses and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2020.

PCAOB ID 6781
Irvine, California
May 2, 2022

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$457,495	$1,058,138
Accounts receivable, net – third parties	441,703	2,856,105
Accounts receivable, net - related party	93,589	199,999
Advances to suppliers, net – third parties	281,600	987,756
Advances to suppliers, net - related party	3,842,620	4,034,124
Inventories, net	463,731	420,017
Prepayments and other current assets	389,864	1,297,344
Receivable from disposition - current	7,059,559	-
Prepayment for construction of properties	-	1,073,100
Current assets held for sale associated with discontinued operation	-	1,352,927
Total Current Assets	13,030,161	13,279,510

Property, plant and equipment, net	9,707,602	11,384,447
Intangible assets, net	4,111,029	1,531,512
Long-term investment in equity investee	2,758,228	2,836,050
Right-of-use assets	278,269	364,226
Goodwill	1,075,778	-
Non-current assets held for sale associated with discontinued operation	-	28,578,328
Total Assets	$30,961,067	57,974,073

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans	$2,353,500	6,478,088
Long term bank loans - current portion	-	613,055
Convertible debt	1,645,000	-
Advances from customers	2,061,203	3,253,527
Advances from customers-related party	-	2,177
Deferred revenue	-	30,660
Deferred grants - current	269,061
Accounts payable	2,121,313	502,043
Accounts payable - related party	10,199	153,344
Accrued and other liabilities	3,103,056	913,352
Loans from third-parties	1,593,977	766,500
Taxes payable	2,599,770	2,493,685
Due to related parties	472,439	1,019,469
Operating lease liabilities, current	155,857	114,161
Deferred tax liability	370,856	-
Current liabilities held for sale associated with discontinued operation	-	6,654,725
Total Current Liabilities	16,756,231	22,994,786

Deferred grants - noncurrent	-	490,560
Operating lease liabilities - noncurrent	120,558	241,606
Noncurrent liabilities held for sale associated with discontinued operation	-	6,285,300
Total Liabilities	16,876,789	30,012,252

Commitments and Contingencies

Stockholders’ Equity:
Common Share, $0.001 par value, 200,000,000 shares authorized, 28,965,034 shares and 24,135,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively	28,966	24,135
Additional paid-in capital	46,776,170	43,709,127
Statutory reserve	1,230,387	2,386,119
Accumulated deficit	(33,347,984)	(17,245,453)
Accumulated other comprehensive loss	(1,135,386)	(1,598,819)
Total ReTo Eco-Solutions Inc. Shareholders’ Equity	13,552,153	27,275,109

Noncontrolling interest	532,125	686,712
Total Equity	14,084,278	27,961,821

Total Liabilities and Equity	$30,961,067	57,974,073

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2021	2020	2019

Revenues – third party customers	$3,318,294	$8,110,401	$16,935,384
Revenues – related parties	281,784	228,814	83,972
Total Revenues	3,600,078	8,339,215	17,019,356

Cost of revenues – third party customers	3,039,296	6,193,505	11,724,160
Cost of revenues – related parties	175,053	148,034	54,598
Total cost of revenues	3,214,349	6,341,539	11,778,758
Gross Profit	385,729	1,997,676	5,240,598

Operating Expenses:
Selling expenses	826,242	1,085,602	951,532
General and administrative expenses	4,619,058	3,971,496	3,277,357
Bad debt expenses	2,250,334	909,931	4,636,443
Impairment of fixed assets	4,344,133	2,267,485	674,501
Research and development expenses	346,951	334,904	438,371
Total Operating Expenses	12,386,718	8,569,418	9,978,204

Loss from Operations	(12,000,989)	(6,571,742)	(4,737,606)

Other Income (Expenses):
Interest expense	(103,340)	(857,551)	(691,833)
Interest income	1,898	(64)	4,262
Other income (expenses), net	(26,991)	480,054	284,298
Loss from disposal of REIT Changjiang	(6,293,149)	-	-
Gain from disposal of Gu’an REIT	-	2,231,270	-
Share of losses in equity method investments	(142,673)	-	-
Change in fair value convertible debt	(1,908,830)	-	-
Total Other Income (Expenses), net	(8,473,085)	1,853,709	(403,273)

Loss before provision for income taxes	(20,474,074)	(4,718,033)	(5,140,879)
Provision for income taxes	3,469	569,974	411,054
Net loss from continuing operations	(20,477,543)	(5,288,007)	(5,551,933)
Net loss from discontinued operations, net of taxes	(1,596,390)	(7,612,601)	(9,545,316)
Net Loss	(22,073,933)	(12,900,608)	(15,097,249)
Less: net loss attributable to noncontrolling interest	(969,107)	(1,126,845)	(294,635)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(21,104,826)	$(11,773,763)	$(14,802,614)

Comprehensive Loss:
Net Loss	$(22,073,933)	(12,900,608)	(15,097,249)
Other Comprehensive income (loss):
Foreign currency translation adjustments	493,769	1,923,316	(576,743)
Comprehensive Loss	(21,580,164)	(10,977,292)	(15,673,992)
Less: comprehensive loss attributable to noncontrolling interest	(938,771)	(1,132,148)	(449,125)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(20,641,393)	$(9,845,144)	$(15,224,867)

Net loss attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(19,508,436)	(4,161,162)	(5,257,298)
Discontinued operations	(1,596,390)	(7,612,601)	(9,545,316)
Total	$(21,104,826)	$(11,773,763)	$(14,802,614)

Basic And Diluted Loss Per Share Attributable To Reto Eco-Solutions, Inc.
Continuing operations	(0.75)	(0.17)	(0.23)
Discontinued operations	(0.06)	(0.32)	(0.42)
Total	$(0.81)	$(0.49)	$(0.65)

Weighted average number of shares
Basic and diluted	26,160,750	24,124,884	22,888,219

The accompanying notes are an integral part of these consolidated financial statements

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

			Additional		Retained Earnings	Accumulated Other
	Common Shares		paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Interest	Equity
Balance at December 31, 2019	23,160,000	$23,160	$42,725,852	$2,632,797	$(5,718,368)	$(3,527,438)	$1,818,860	$37,954,863
Net loss	-	-	-	-	(11,773,763)	-	(1,126,845)	(12,900,608)
Issuance of common shares for services	685,000	685	650,065					650,750
Issuance of common shares for services	290,000	290	333,210					333,500
Change in statutory reserve related to disposal of Gu’an REIT				(575,695)	575,695
Appropriation to statutory reserve	-	-	-	329,017	(329,017)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	1,928,619	(5,303)	1,923,316
Balance at December 31, 2020	24,135,000	$24,135	$43,709,127	$2,386,119	$(17,245,453)	$(1,598,819)	$686,712	$27,961,821
Net loss	-	-	-	-	(21,104,826)	-	(969,107)	(22,073,933)
Common shares issued for conversion of debt	3,755,034	3,756	3,926,244	-	-	-	-	3,930,000
Issuance of common shares for services	1,075,000	1,075	1,413,562	-	-	-	-	1,414,637
Appropriation to statutory reserve	-	-	-	32,671	(32,671)	-	-	-
Change in capital related to disposal of REIT Changjiang	-	-	(3,846,563)	-	3,846,563	-	-	-
Change statutory related to disposal of REIT Changjiang	-	-	-	(1,188,403)	1,188,403	-	-	-
Change in noncontroling interest related to acquisition subsidiaries of REIT Mingde	-	-	-	-	-	-	784,184	784,184
Share to be issued	-	-	1,573,800	-	-	-	-	1,573,800
Foreign currency translation adjustments	-	-	-	-	-	463,433	30,336	493,769
Balance at December 31, 2021	28,965,034	$28,966	$46,776,170	$1,230,387	$(33,347,984)	$(1,135,386)	$532,125	$14,084,278

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021		2020		2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(22,073,933)		$(12,900,608)		$(15,097,249)
Less: net loss from discontinued operations		1,596,390		7,612,601		9,545,316
Net loss from continuing operations		(20,477,543)		(5,288,007)		(5,551,933)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss from disposal of property and equipment		4,466		88,312		5,044
Deferred tax provision (benefit)		366,365		-		492,241
Depreciation and amortization		875,695		869,725		832,691
Change in fair value in convertible debt		1,908,830		-		-
Accrued interest for convertible debt		132,516		-		-
Impairment of fixed assets		4,344,133		2,267,485		674,501
Stock-based compensation		1,906,762		772,125		168,000
Change in bad debt allowances		2,250,334		909,931		4,636,443
Change in inventory reserve		(119,995)		123,280		-
(Gain) loss from disposal of subsidiary		6,293,149		(2,231,270)		-
Shares of losses in equity method investments		142,673		-		-
Amortization of operating lease right-of-use assets		121,778		159,181		216,656
Changes in operating assets:
Accounts receivable		614,765		3,591,628		(3,823,183)
Accounts receivable - related party		109,761		284,487		(24,783)
Advances to suppliers		905,758		2,621,196		(903,758)
Advances to suppliers - related party		282,773		(3,810,445)		151,052
Inventories		167,336		(58,308)		(21,835)
Prepayments and other current assets		(128,130)		(742,853)		775,626
Changes in operating liabilities:
Advances from customers		(1,436,799)		423,517		564,313
Advances from customers from related party		(2,201)		2,056		-
Deferred revenue		(31,000)		25,051		3,910
Deferred grants		(230,197)		463,360		-
Accounts payable		1,163,509		(477,341)		253,794
Accounts payable - related party		(144,969)		(1,352,618)		942,176
Accrued and other liabilities		997,686		1,088,452		(1,771,331)
Taxes payable		76,419		698,905		247,686
Lease liability		(131,769)		(186,891)		(243,595)
Net cash provided by (used in) operating activities from continuing operations		(37,895)		240,958		(2,376,285)
Net cash provided by (used in) operating activities from discontinued operations		(2,726,347)		6,990		2,463,119
Net cash provided by (used in) operating activities		(2,764,242)		247,948		86,834

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries		2,649,463		3,843,734		-
Addition of property and equipment		(17,686)		(64,758)		(274,421)
Investment in equity method investment		-		(2,649,840)		(28,960)
Prepayment on CIP		(2,552,958)		-		(283,098)
Advance payment from buyer associated with the discontinued operation of Gu’an REIT		-		-		1,404,560
Net cash from acquisition subsidiaries of REIT Mingde		21,339		-		-
Net cash provided by investing activities from continuing operations		100,158		1,129,136		818,081
Net cash used in investing activities from discontinued operations		(1,843,757)		(184,735)		(891,716)
Net cash provided by (used in) investing activities		(1,743,599)		944,401		(73,635)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		2,325,000		11,012,040		8,977,600
Proceeds from long-term bank loans		-		-		724,000
Repayment of short-term bank loans		(5,774,926)		(13,097,915)		(9,412,000)
Repayment of long-term bank loans		(1,394,854)		(144,937)		-
Proceeds from third-party loans		799,674		724,000		-
Gross Proceeds from issuance of convertible debt		3,666,171		-		-
Proceeds from related party loans		483,510		669,089		795,200
Repayment to related party loans		(788,937)		(707,924)		(41,627)
Net cash (used in) provided by financing activities from continuing operations		(684,362)		(1,545,647)		1,043,173
Net cash (used in) provided by financing activities from discontinued operations		4,732,509		367,808		(1,590,656)
Net cash (used in) financing activities		4,048,147		(1,177,839)		(547,483)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH		(203,651)		120,615		(43,167)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH		(663,345)		135,125		(577,451)

CASH AND RESTRICTED CASH, BEGINNING OF YEAR		1,120,840		985,715		1,563,166
CASH AND RESTRICTED CASH, END OF YEAR		$457,495		$1,120,840		$985,715
Less: cash and cash equivalents, restricted cash of discontinued operations at end of period		-		62,702		145,784
Cash and cash equivalents, restricted cash of continued operation, at end of period		$457,495		$1,058,138		$839,931

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid		$990,580		$1,505,452		$1,557,186
Income tax paid		$3,268		$-		$128,522

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations		$132,336		$402,778		$726,512
ROU assets offset with operating lease obligations due to lease cancellation		$64,230		$410,614	$
Addition to fixed assets through accounts payable	$		$			$206,486
Transfer from construction in progress to fixed assets		$-		$-		$283,098
Addition to account receivable from disposal of REIT Changjiang		$4,666,938		$-		$-

Non-Cash Financing Activities
Common shares issued for conversion of debt		$3,930,000		$-		$-
Share to be issued for acquisition of REIT Mingde		$1,573,800		$-		$-

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subdiaires are collectively referred to as the Company. ReTo, through its subsidiaries, is engaged in (i) manufacture and distribution of eco-friendly construction materials and equipment used for the production of these eco-friendly construction materials and related consultation and technological services; (ii) consultation, design, project implementation and construction of urban ecological protection projects; (iii) roadside assistance services; and (iv) software development services.

As of December 31, 2021, the accompanying consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc.	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	100%
Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”) (1)	Gu’an, China	-%
REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) (2)	Changjiang, China	-%
Beijing REIT Ecological Engineering Technology Co., Ltd.	Beijing, China	100%
Hainan REIT Construction Engineering Co., Ltd. (“REIT Construction”)	Haikou, China	100%
REIT New Materials Xinyi Co., Ltd. (“Xinyi REIT”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Q GREEN Machines Private Ltd (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Yancheng”)	Yancheng, China	100%
Datong Ruisheng Environmental Engineering Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Guangling REIT Ecological Cultural Tourism Co., Ltd.	Datong, China	100%
REIT (Xiong’an, Hebei) Eco Technology Co., Ltd.	Xiong’an, China	100%
REIT Technology Development Co., Ltd (“REIT Technology”)	Haikou, China	100%
Hainan REIT Mingde Investment Holding Co., Ltd(“REIT Mingde”)	Haikou, China	100%
Yangpu Fangyuyuan United Logistics Co., Ltd.	Haikou, China	100%
Hainan Kunneng Direct Supply Chain Management Co., Ltd.	Haikou, China	51%
Hainan Yile IoT Technology Co., Ltd (“Hainan Yile IoT”)	Haikou, China	61.6%
Hainan Yile IoV Technology Research Institute Co., Ltd, (“Yile Vehicles”)	Haikou, China	90%

(1)	On January 2, 2020, Beijing REIT sold its 100% equity interests in Gu’an REIT to Hebei Huishitong Technology Inc. After the transaction, the Company no longer owns any equity interest in Gu’an REIT as of the date of this report. (See Note 4—Discontinued operations.)

(2)	On November 12, 2021, the Company sold its 100% equity interests in REIT Changjiang to Zhixin Group (Hong Kong) Co., Ltd. and Xiamen Zhixin Building Materials Co., Ltd. After the transaction, the Company no longer owns any equity interest in REIT Changjiang as of the date of this report. (See Note 4—Discontinued operations.)

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

On November 12, 2021, the Company discontinued the solid waste processing business under REIT Changjiang. A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenue and expenses arising from intra-group transactions are eliminated except for those revenue and expenses that are expected to continue after the disposal of the discontinued operations.

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

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash deposited in major third-party payment processing platform such as Alipay. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents. The Company maintains most of the bank accounts in the PRC. On May 1, 2015, the PRC’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the ongoing COVID-19 pandemic, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of December 31, 2021. As a result, allowance for uncollectible balances amounted to $904,052 and $6,888,710 as of December 31, 2021 and 2020, respectively.

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

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $12,116 and $130,516 from its continuing operations as of December 31, 2021 and 2020, respectively.

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continuing operations amounted to $965,843 and $1,112,373 as of December 31, 2021 and 2020, respectively.

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

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. Given the Company’s net loss position in fiscal 2021, 2020 and 2019, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $4.3 million, $2.3 million and $0.7 million on these fixed assets for the year ended December 31, 2021, 2020 and 2019, respectively,  based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs.

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

As of December 31, 2019, the Company’s long term investment in equity investee balance consisted of (i) its $28,720 or 40% ownership interest in Inner Mongolia REIT Zhengbei Environment Technology Co. Ltd. (“REIT Zhengbei”) and (ii) nominal amount or 28.75% ownership interest in Yunnan Litu Ruima Biotechnology Co., Ltd (“Litu Ruima”). Both REIT Zhengbei and Litu Ruima were incorporated in 2019. The Company accounted for the above-mentioned investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over these equity investees. Since both REIT Zhengbei and Litu Ruima did not commenced its planned operation during 2020, the Company disposed of these two equity investments in fiscal 2020 at cost and no gain or losses were recognized from these dispositions. As of December 31, 2020, the Company does not own any equity interest in the above two equity investees.

As of December 31, 2021 and 2020, the Company’s long term investment in equity investee balance represents its $2,758,228 and $2,836,050 or 41.67% equity investment in Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”). On September 7, 2020, the Company acquired such equity interest from an original shareholder of Shexian Ruibo. Shexian Ruibo manufactures and sells eco-friendly construction materials in the PRC. The Company accounted for the investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the year ended December 31, 2021 and 2020, the investment loss from Shexian Ruibo was $142,673 and nil, respectively.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. As of December 31, 2021 and 2020, the Company did not recognize any impairment on its equity investment.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2021 and 2020, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at December 31, 2021 and 2020 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

The Company elected the fair value option to account for its convertible debentures. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans included in short term debts as of December 31, 2021 was $1,645,000 calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 14 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2021:

December 31, 2021
Opening balance	$-
New convertible loans issued	3,533,654
Accrued interest	132,516
Loss on change in fair value of convertible loan	1,908,830
Conversion of convertible loans	(3,930,000)
Total	$1,645,000

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2021, 2020 and 2019.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services, also known as sponge city projects. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

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

As of December 31, 2021 and 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended December 31, 2021, 2020 and 2019 is disclosed in Note 22.

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $367,873, $216,301 and $194,492 for the years ended December 31, 2021, 2020 and 2019, respectively.

Government grants

Government grants represent cash subsidies received from PRC government or related institutions. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local government has provided for a specific purpose, such as research and development are recorded as other non-current liabilities when received and recognized as other income or reduction of related expense when the specific performance is meet. As of December 31, 2020, the Company received related grants of $490,560 for a specific research and development project to be conducted during the period from 2021 to 2022. The Company recorded such grants as deferred grants on its consolidated balance sheet. As of December 31, 2021, the remaining balance was $269,061.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Company uses the accelerated method for all awards granted with graded vesting. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021, 2020 and 2019, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

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

	December 31, 2021	December 31, 2020	December 31, 2019

Year-end spot rate	US$1=RMB 6.3726	US$1=RMB 6.5250	US$1=RMB 6.9618

Average rate	US$1=RMB 6.4508	US$1=RMB 6.9042	US$1=RMB 6.9081

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

The coronavirus disease 2019 (“COVID-19”) pandemic has, and continues to have, a severe and negative impact on the PRC and the global economy. The Company’s business has been negatively impacted by the COVID-19 pandemic.

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering the products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, or suffered disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Our production and sales activities from our continuing operations returned to normal after the spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. The COVID-19 pandemic has had a significant impact on the construction sector, which is sensitive to economic cycles. The nature of the impacts and extent of the ramifications are in large part dependent upon the location of the underlying projects. Direct impacts have ranged from a slowdown of available materials and labor through to suspensions and, in some instances, deferral and suspension of entire projects. COVID-19 had an significant impact on the Company’s financial results for the years ended December 31, 2021 and 2020. The extent to which the COVID-19 pandemic may impact the Company’ future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

In connection with the discontinued operations of a business, certain prior-year amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2021 and 2020, while results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations. Certain prior-year balance sheet accounts have been reclassified to conform to the current-year presentation.

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

As of December 31, 2021 and 2020, $357,462 and $969,817 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC. These deposits were insured per PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank. In addition, as of December 31, 2021 and 2020, $52,727 and $63,603 of the Company’s cash and cash equivalents was on deposit at financial institutions in the Republic of India (“India”) which is insured under the Deposit Insurance and Credit Guarantee Corporation for up to 100,000 Indian Rupee (approximately $1,403).

For the year ended December 31, 2021, one customer accounted for 11% of the Company’s total revenue. For the year ended December31, 2020 and 2019, no single customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2021, one customer accounted for 15% of the Company’s consolidated accounts receivable. As of December 31, 2020 no single customer accounted for more than 10% of the Company’s consolidated accounts receivable.

For the years ended December 31, 2021, 2020 and 2019, the Company purchased approximately 53%, 43% and 25% of its raw materials from one major supplier, respectively.

As of December 31, 2021, one supplier accounted for 47% of the total accounts payable balance. As of December 31, 2020, two suppliers accounted for 25% and 20% of the total accounts payable balance, respectively.

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

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The ASU did not have a significant impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for the Group on January 1, 2022, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Group is currently evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2021, the Company’s revenue decreased by approximately $4.7 million, or 57%, from approximately $8.3 million in the year ended December 31, 2020 to approximately $3.6 million in the year ended December 31, 2021, its gross profit from continued operation decreased by approximately $1.6 million, or 81%, from approximately $2.0 million in the year ended December 31, 2020 to approximately $0.4 million for the year ended December 31, 2021, and its gross margin for the year ended December 31, 2021 decreased to 11% from 24.0% for the last year. These decreases were mainly attributable to increasing raw material costs for manufacturing and decreasing sales of the Company’s construction materials, due to the Company’s failure to obtain bids for new municipal construction projects. In addition, for the year ended December 31, 2021 and 2020, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to changes in market conditions of its customers and suppliers. As a result, for the year ended December 31, 2021 and 2020, the Company reported a net loss of approximately $22.1 million and $12.9 million, respectively. As of December 31, 2021, the Company had a working capital deficit of approximately $3.7 million.

In addition, the Company had large bank borrowings as of December 31, 2021 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted. Furthermore, in January 2020, the Company discontinued its machinery and equipment manufacturing business under Gu’an REIT (see Note 4), which may negatively impact the Company’s ability to fulfill customer orders if outsourcing of such manufacturing activities to third-party suppliers cannot meet the expectation or higher purchase costs may shrink the Company’s profitability in this business sector. The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

As of December 31, 2021, the Company had cash of approximately $0.5 million. In addition, the Company had outstanding accounts receivable of approximately $0.5 million (including accounts receivable from third-party customers of $0.4 million and accounts receivable from related party customers of approximately $0.1 million), of which approximately $0.4 million, or 30%, had been subsequently collected between January and April 2022, and became available for use as working capital. As of December 31, 2021, the Company had outstanding bank loans of approximately $2.4 million from a PRC bank.

On March 10, 2022, the Company entered into a securities purchase agreement with an accredited investor for the issuance of a Convertible Promissory Note (the “Note”) in the aggregate principal amount of $3,105,000 with a maturity date of twelve months after the payment of the purchase price for the Note, which will be converted into Company’s common shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to the investor to cover legal fees, accounting fees, due diligence etc.

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION

The Company’s subsidiary Gu’an REIT was primarily engaged in manufacturing and distribution of machinery and equipment used for environmental-friendly construction materials production. On January 2, 2020, Beijing REIT signed a share transfer agreement with a third party - Hebei Huishitong Techonology Inc. (“Huishitong”) to sell 100% ownership interest in Gu’an REIT to Huishitong for a cash consideration of RMB39.9 million (approximately $5.7 million). As of December 31, 2019, the Company received RMB9.7 million (approximately $1.5 million) from Huishitong as an acquisition deposit. In 2020, the Company received an additional RMB26.6 million (approximately $4.1 million). In 2021, the Company received the remaining RMB3.6 million (approximately $0.6 million). The Company recorded a gain from the disposition of $2,231,270 for the year ended December 31, 2020.

The Company’s subsidiary REIT Changjiang was primarily engaged in solid waste processing business. On November 12, 2021, the Company signed a share transfer agreement with Zhixin Group (Hong Kong) Co., Ltd. and Xiamen Zhixin Building Materials Co., Ltd. (collectively, “Zhixin”) to sell 100% ownership interest in REIT Changjiang to Zhixin for a cash consideration of RMB60.0 million (approximately $9.4 million). As of December 31, 2021, the Company received RMB15 million (approximately $2.1 million) from Zhixin. The Company recorded a loss from the disposition of $6,335,508 for the year ended December 31, 2021.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2021 and 2020, while results of operations related to the discontinued operations for the years ended December 31, 2021, 2020 and 2019, were reported as income (loss) from discontinued operations.

The results of discontinued operations of Gu’an REIT for years ended December 31, 2021, 2020 and 2019 are as follows:

	For the Years Ended December 31,
	2021	2020	2019
Revenue	$-	$-	5,303,071
Cost of revenues	-	-	4,475,590
Gross profit	-	-	827,481
Operating expenses	-	-	3,582,359
Loss from discontinued operations	-	-	(2,754,878)
Other income, net	-	-	10,762
Loss before tax	-	-	(2,744,116)
Income tax provision	-	-	57,015
Net loss from discontinued operations	$-	$-	(2,801,131)

The results of discontinued operations of REIT Changjiang for years ended December 31, 2021, 2020 and 2019 are as follows:

	For the Years Ended December 31,
	2021	2020	2019
Revenue	$886,571	$1,395,285	12,532,371
Cost of revenues	1,657,799	2,235,598	10,412,399
Gross loss	(771,228)	(840,313)	2,119,972
Operating expenses	829,049	6,036,039	7,716,269
Loss from discontinued operations	(1,600,277)	(6,876,352)	(5,596,297)
Other income (expense), net	4,375	(736,249)	(552,037)
Loss before tax	(1,595,902)	(7,612,601)	(6,148,334)
Income tax provision	488	-	595,851
Net loss from discontinued operations	$(1,596,390)	$(7,612,601)	(6,744,185)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION (continued)

Assets and liabilities of the discontinued operations of REIT Changjiang:

	As of December 31,
	2021	2020
Cash	$-	$62,702
Accounts receivable, net	-	364,399
Accounts receivable-related party	-	2,075
Advance to suppliers, net	-	583,911
Prepaid expenses and other current assets	-	29,650
Inventories	-	310,190
Total current assets held for sale	-	1,352,927
Property and equipment, net	-	23,692,505
Intangible assets, net	-	4,873,547
Right of use assets	-	12,276
Total assets held for sale	$-	$29,931,255

Short term bank loans, net	$-	$183,960
Long term bank loans-current portion	-	2,299,500
Advances from customers	-	469,394
Deferred revenue	-	478,637
Accounts payable	-	356,234
Taxes payable	-	152,920
Accrued liabilities and other payables	-	2,957,292
Related parties balance	-	(254,936)
Lease liability-current	-	11,724
Total Current Liabilities held for sale	-	6,654,725
Long term bank loans	-	6,285,300
Total Liabilities held for sale	$-	$13,414,041

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACQUISITION

On December 27, 2021, the Company entered into an acquisition agreement to acquire 100% equity interest in REIT Mingde and its subsidiaries from two unrelated parties for a consideration of $1,569,000 (or RMB 10 million). REIT Mingde, through its subsidiaries, is primarily engaged in providing roadside assistance services and software development services. The acquisition was completed on December 28, 2021 (the “acquisition date”). The Company believes the acquisition will expand the Company’s technology application in the transportation market. The operating results of REIT Mingde and its subsidiaries, which have been included in the Company’s consolidated financial statements since December 31, 2021, was insignificant. In lieu of cash consideration of RMB 10 million, the Company issued an aggregate of 2,580,000 common shares to the sellers, based on a price of $0.61 per share and the exchange rate of USD to RMB of 6.39 on February 22, 2022.

The acquisition was accounted for as business combinations in accordance with ASC 805. The purchase price was RMB 10 million in cash. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed for the acquired entities at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company:

Amount
Cash acquired	$21,601
Other current assets	271,258
Total current assets	292,859

Property and equipment	7,731
Intangible assets, net	2,581,119
Goodwill	1,075,778
Total assets	3,957,487

Current liabilities	1,233,447
Deferred tax liability	370,856
Total liabilities	1,604,303

Non-controlling interest	784,184
Total consideration	$1,569,000

Goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2021	December 31, 2020
Trade accounts receivable from third-part customers	$1,345,755	9,744,815
Less: allowances for doubtful accounts	(904,052)	(6,888,710)
Total accounts receivable from third-party customers, net	441,703	2,856,105
Add: accounts receivable, net, related parties	93,589	199,999
Accounts receivable, net	$535,292	3,056,104

Due to a change in market conditions as affected by the COVID-19 outbreak and spread, the Company’s collection efforts did not result in a favorable outcome as compared to prior years. Out of the Company’s accounts receivable balance from third party customers as of December 31, 2021, approximately $0.4 million, or 30% has been collected as of the date of this report and the remaining balance is expected to be substantially collected from customers before December 31, 2022.

Allowance for doubtful accounts movement is as follows:

	December 31, 2021	December 31, 2020
Beginning balance	$6,888,710	7,473,319
Bad debt provision	1,949,778	56,116
Write off	(7,722,231)	(1,130,710)
Reduction due to divestitures	(299,544)	-
Foreign exchange translation	87,339	489,985
Ending balance	$904,052	6,888,710

Below is the aging schedule of accounts receivable as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Accounts Receivable Aging:
Less than 3 months	$294,481	2,305,868
From 4 to 6 months	197,465	667,018
From 7 to 9 months	28,134	318,357
From 10 to 12 months	107,317	88,056
Over 1 year	811,947	6,565,515
Bad debt reserve	(904,052)	(6,888,710)
Accounts Receivable, net	$535,292	3,056,104

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production of construction materials for the Company’s construction projects, which consisted of the following:

	December 31, 2021	December 31, 2020
Raw material prepayments for equipment production	$751,409	1,203,450
Land reclamation prepayments	472,640	469,460
Advances to construction subcontractors	23,394	427,219
Total:	1,247,443	2,100,129
Less: allowances for doubtful accounts	(965,843)	(1,112,373)
Advances to suppliers, net, third parties	$281,600	987,756

Our suppliers generally require refundable prepayments from us before delivery of goods or service. It usually takes 3 to 6 months for the suppliers to deliver raw material for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price. Out of the Company’s net advance to suppliers balance as of December 31, 2021, approximately $281,600 million, or 100 % has been realized as of the date of this report and the remaining balance is expected to be substantially realized before December 31, 2022.

The changes of allowance for doubtful accounts for the years ended December 31, 2021 and 2020 are as follow:

	December 31, 2021	December 31, 2020
Beginning balance	$1,112,374	439,738
Bad debt provision	259,861	636,625
Write off	(428,553)	-
Foreign exchange translation	22,161	36,010
Ending balance	$965,843	1,112,373

NOTE 8 – INVENTORIES, NET

Inventories, net, consisted of the following:

	December 31, 2021	December 31, 2020
Raw materials	$135,049	128,833
Finished goods	340,798	421,700
Subtotal	475,847	550,533
Less: Inventory allowance	(12,116)	(130,516)
Inventories, net	$463,731	420,017

Inventories include raw material and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended December31, 2021, 2020 and 2019, the Company provided an inventory allowance (reversion) of $(119,995), 123,280 and Nil, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	December 31, 2021	December 31, 2020
Other receivable, net (1)	$351,844	805,219
Prepaid expense	-	492,125
Value added tax receivable	38,020	-
Total	$389,864	1,297,344

(1)	Other receivables mainly consisted of advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee’s payroll.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASE

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended December 31, 2021, 2020 and 2019 was $283,168, $122,699 and $167,252, respectively.

The Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. Total lease expense amounted to $283,168, which included $23,786 of interest, $176,049 of amortization expense of ROU assets and short-term lease expense of $83,333. Total cash paid for operating leases amounted to $195,521 for the year ended December 31, 2021. Supplemental balance sheet information related to operating leases is as follows:

December 31, 2021
Right-of-use assets	$278,269

Operating lease liabilities - current	$155,857
Operating lease liabilities - non-current	120,558
Total operating lease liabilities	$276,415

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.4
Weighted average discount rate	7.42%

The following is a schedule of maturities of lease liabilities as of December 31, 2021:

2022	$168,307
2023	119,463
2024	-
Total lease payments	287,770
Less: imputed interest	11,355
Present value of lease liabilities	$276,415

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – PREPAYMENT FOR CONSTRUCTION OF PROPERTIES

During the year ended December 31, 2018, the Company made prepayments of $3,661,800 (RMB 25.5 million) to a subcontractor for the intended construction of manufacturing facilities for its newly established subsidiary REIT Yancheng. In 2019, based on current market conditions and the Company’s financial performance, the Company intends to terminate the contract with the subcontractor and request the full refund of the prepayment. The Company expects to receive a full refund from this subcontractor, as a result, the balance has been reclassified as current assets as of December 31, 2019. As of December 31, 2020, the remaining balance was $1,073,100, which was received in 2021.

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31, 2021	December 31, 2020
Property and buildings	$15,469,040	14,743,005
Machinery and equipment	1,594,701	1,547,258
Transportation vehicles	744,885	806,782
Office and electronic equipment	155,685	97,166
Subtotal	17,964,310	17,194,211
Construction in progress (“CIP”)	2,584,252	(308,732)
Less: accumulated depreciation	(3,255,669)	(2,386,346)
Impairment of fixed assets	(7,585,291)	(3,114,686)
Property, plant and equipment, net	$9,707,602	11,384,447

During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. In addition, given the Company’s net loss position, the Company further assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an impairment of approximately $4.3 million, $2.3 million and $0.7 million on its fixed assets for the year ended December 31, 2021, 2020 and 2019.

As of December 31, 2021 and 2020, the Company’s properties with an aggregate carrying value of approximately $0.2 million (RMB 1.1 million) and $1.2 million (RMB 8.6 million) have been used as collateral for the Company’s short-term loans (see Note 15).

Depreciation expense was $838,583, $835,054 and $802,996 for the years ended December 31, 2021, 2020 and 2019, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31, 2021	December 31, 2020
Land use rights	$1,730,978	1,691,262
Software	29,472	28,796
Others	2,472,376	-
Patent	124,277	-
Total	4,357,104	1,720,058
Less: accumulated amortization	(246,075)	(188,546)
Intangible assets, net	$4,111,029	1,531,512

As of December 31, 2021 and 2020, land use rights of 74,278 and 74,278 square meters with a carrying value of approximately $1.5 million and $1.5 million, respectively, was pledged to the bank as collateral for the Company’s long-term bank loan (see Note 16).

Amortization expense was $37,112, $34,671 and $29,695 for the years ended December 31, 2021, 2020 and 2019, respectively.

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2022	$297,232
2023	297,232
2024	297,232
2025	297,232
2026	297,232
2027 and Thereafter	2,624,866
$4,111,029

NOTE 14 – CONVERTIBLE LOANS

March Debenture

On March 1, 2021, the Company entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) for the issuance of a Convertible Debenture (the “March Debenture”) in the aggregate principal amount of up to $2,300,000 with a maturity date of twelve months after the issuance thereof, provided that in case of an event of default, the March Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the March Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – CONVERTIBLE LOANS (continued)

The Debenture Holder may convert the March Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “March Debenture Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with a 65 days’ notice. Any time after the issuance of the March Debenture that the daily VWAP is less than the March Debenture Floor Price for a period of 10 consecutive trading days (each such occurrence, a “March Debenture Triggering Event”) and only for so long as such conditions exist after a March Debenture Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the March Debenture Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the March Debenture Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

The Company has elected to recognize the March Debenture at fair value and therefore there was no further evaluation of embedded features for bifurcation. The March Debenture was fully converted into 2,369,501 common shares of the Company for the year ended December 31, 2021.

July Debenture

On July 6, 2021, the Company entered into another securities purchase with the Debenture Holder for the issuance of a Convertible Debenture (the “July Debenture”) in the aggregate principal amount of up to $2,500,000 with a maturity date of twelve months after the issuance thereof, provided that in case of an event of default, the July Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the July Debenture and a one-time due diligence and structuring fee of $5,000 at the closing.

The Debenture Holder may convert the July Debenture in its sole discretion to Company’s common shares at any time at the lower of $1.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “July Debenture Floor Price”). The Debenture Holder may not convert any portion of the July Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with a 65 days’ notice. Any time after the issuance of the July Debenture that the daily VWAP is less than the July Debenture Floor Price for a period of 10 consecutive trading days (each such occurrence, a “July Debenture Triggering Event”) and only for so long as such conditions exist after a July Debenture Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the July Debenture Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the July Debenture Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

The principal balance of $1,130,000 of the July Debenture was converted into 1,385,533 common shares of the Company for the year ended December 31, 2021, and the remaining principal balance was $1,370,000. The fair value was $1,645,000 for the remaining balance.

For the year ended December 31, 2021, due to change in fair value of convertible debentures, the Company recorded an unrealized loss of $1,908,830 in other expense. Interest expense recognized for these convertible debentures for the year ended December 31, 2021 were $132,516.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHORT-TERM LOANS

Short-term loans consisted of the following:

	December 31, 2021	December 31, 2020
Changjiang Li Autonomous County Rural Credit Cooperative Association(“CCCA”) (1)	$-	$306,600
Hunyuan Rural Credit Cooperative Association (2)	784,500	766,500
Bank of Jiangsu (3)	784,500	766,500
Bank of Nanjing (4)	-	1,533,000
Huaxia Bank (5)	784,500	3,105,488
Total	$2,353,500	$6,478,088

(1)	In December 2019, REIT Construction entered into a bank loan agreement with CCCA to borrow approximately $0.3 million (RMB 2 million) as working capital for six months. The loan bears a fixed interest rate of 8.5% per annum and is guaranteed by REIT Changjiang. The Company has reached agreement with HHMC to extend the loan to December 31, 2021 subsequently. The loan was fully repaid on September 15, 2021.

(2)	On December 10, 2020, Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.8 million (RMB5 million) as working capital loan for a term from December 10, 2020 to December 8, 2021. The loan bears a fixed interest rate of 6.109% per annum. The loan is guaranteed by Beijing REIT. The Company fully repaid the loan in December 2021. Subsequent to the repayment, the Company signed another bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow $0.8 million (RMB5 million) on December 6, 2021 for a year with a fixed interest rate of 7.3590%.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHORT-TERM LOANS (continued)

(3)	On March 18, 2020, Xinyi REIT entered into a new line of credit agreement with Bank of Jiangsu. The agreement allows Xinyi REIT to obtain loans up to RMB5 million for use as working capital between March 18, 2020 and March 15, 2021. Pursuant to the line of credit agreement, Xinyi REIT entered into four loans in total of approximately $0.7 million (RMB5 million), each at an annual interest rate of 4.55% with Bank of Jiangsu. The loan is guaranteed by Mr. Huizhen Hou and Mr. Dapeng Zhou. Meanwhile, Xinyi REIT also pledged land use right of 74,254.61 square meters with carrying value of RMB 9.9 million (approximately $1.9 million) as collateral to safeguard the loan. The loans were renewed with new mature dates in September 2021. On September 3, 2021, Xinyi REIT entered into a new line of credit agreement with Bank of Jiangsu. The agreement allows Xinyi REIT to obtain loans up to RMB5 million for use as working capital between September 3, 2021 and August 26, 2022. The Company signed another bank loan agreement with Bank of Jiangsu to borrow $0.8 million (RMB5 million) on September 3, 2021 for a year with a monthly interest rate of 4.55%.

(4)	In January and March 2020, Beijing REIT entered into two loan agreements with Nanjing Bank to borrow approximately $1.4 million (RMB10 million). The loans had a term of 12 months and bore a fixed interest rate of 5.22% per annum. The loans were guaranteed by Financing Guaranty and the CEO and principal shareholders of the Company. The two loans were renewed in November and December 2020 with new mature dates of November 25, 2021 and December 2, 2021. The loans were fully repaid in November and December 2021. On November 19, 2021, Beijing REIT entered into another loan agreement with Nanjing Bank to borrow approximately $0.8 million (RMB5 million). The loan had a term of 12 months and bore a fixed interest rate of 5.655% per annum. The loan was guaranteed by Financing Guaranty and the CEO and principal shareholders of the Company.

For the years ended December 31, 2021, 2020 and 2019, interest expense on all short-term loans amounted to $ 372,881, $473,845 and $609,097, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – LONG TERM BANK LOANS

	December 31, 2021	December 31, 2020
Long-term loans
Dongfang Credit Cooperative Association (1)	-	613,055
Subtotal	-	613,055
Less: current portion of long-term loans	-	(613,055)
Total	$-	-

(1)	In March 2019, REIT Construction entered into a bank loan agreement with Dongfang Credit Cooperative Association to borrow approximately $0.7 million (RMB 5 million) as working capital for two years. The loan bore a fixed interest rate of 9.72% per annum. REIT Construction was required to repay RMB 2 million on March 26, 2020 and RMB 3 million on March 26, 2021. The loan was guaranteed by the Company’s Chief Executive Officer and his wife. The Company had repaid $143,600 (RMB 1 million) before September 24, 2020. On September 24, 2020, REIT Construction obtained approval from Dongfang Credit Cooperative Association and amended the repayment schedule to defer the repayment terms of the other $143,600 (RMB 1 million) in fiscal year 2020 and the loan was repaid in August 2021.

For the years ended December 31, 2021, 2020 and 2019, interest on the Company’s long-term bank loans amounted to nil, $90,074 and $ $52,389, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – LOANS FROM THIRD PARTIES

Loans from third parties	December 31, 2021	December 31, 2020

Sanya Guohong Municipal Projects Construction Co., Ltd.	$627,600	$766,500
Changshu Tongjiang Engineering Co., Ltd.	219,660	-
Zhang Miao	156,900	-
Pen Jing	156,900	-
Chen Guo	66,399	-
Chai Guirong	313,800	-
Hainan Boxinda Science Technology Partnership	52,718	-
Total	$1,593,977	$766,500

On May 9, 2021, Beijing REIT obtained a working capital loan of $766,500 from Sanya Guohong Municipal Projects Construction Co., Ltd. The loan was from May 9, 2021 to May 8, 2022 and interest-free. After partial repayment, the loan balance was $627,600 as of December 31, 2021.

On July 29, 2021, Beijing REIT obtained a working capital loan of $219,660 from Changshu Tongjiang Engineering Co., Ltd. The loan is from July 29, 2021 to July 28, 2022 and interest-free.

On February 8, 2021, Beijing REIT obtained a working capital loan of $156,900 from Zhang Miao. The loan is from February 8, 2021 to February 7, 2022 and interest-free.

On August 1, 2021, Hainan Yile IoT obtained a working capital loan of $156,900 from Pen Jing. The loan is from August 1, 2021 to January 31, 2022 and bears an annual interest of 1%.

On October 21, 2021, Hainan Yile IoT obtained a working capital loan of $66,399 from Chen Guo. The loan is from October 21, 2020 to January 20, 2022 and bears an annual interest of 1%.

On August 2, 2021, Hainan Yile IoT obtained a working capital loan of $313,800 from Chai Guirong. The loan is due on demand and bears an annual interest of 1%.

On July 4, 2021, Yile Vehicles obtained a working capital loan of $52,718 from Hainan Boxinda Science Technology Partnership. The loan is from July 4, 2021 to July 3, 2022 and interest-free.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

ReTo was incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries were all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Enterprise Income Tax Law of PRC, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-New Technology Enterprise by PRC government and subject to a favorable income tax rate of 15%.

The following table reconciles income tax expense by statutory rate to the Company’s actual income tax expense:

	For the Years Ended December 31,
	2021	2020	2019
Income tax expense computed based on PRC statutory income tax rate	$(5,118,519)	$(1,179,508)	$(1,285,220)
Effect of favorable income tax rate in certain entity in PRC	889,716	(164,071)	255,213
Non-PRC entities not subject to PRC tax (1)	1,564,644	401,488	262,045
Research & Development (“R&D”) tax credit (2)	(260,213)	(251,178)	(328,778)
Non-deductible expenses - permanent difference (3)	588,191	826,034	730,909
Change in valuation allowance	2,339,650	937,209	776,885
Effective tax rate	3,469	569,974	411,054

(1)	Represents the tax losses incurred from operations outside of China.

(2)	According to PRC tax regulations, 175% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(3)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

The breakdown of the Company’s income (loss) before income tax provision is as follows:

	For the Years Ended December 31,
	2021	2020	2019
Loss before income tax expense from China	(13,889,029)	(3,280,706)	$(4,221,025)
Loss before income tax expense from outside of China	(6,585,045)	(1,437,326)	(919,854)
Total loss before income tax provision	(20,474,074)	(4,718,032)	$(5,140,879)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred in ReTo, REIT Holdings, REIT India and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision (benefit) for the years ended December 31, 2021, 2020 and 2019 was as follows:

	For the Years ended December 31,
	2021	2020	2019
Current	3,469	569,974	$-
Deferred	-	-	411,054
Total	3,469	569,974	$411,054

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of December 31, 2021 and 2020.

Deferred tax asset	December 31 2021	December 31 2020
Provision of doubtful accounts	$323,107	$(59,643)
Tax loss carried forwards	4,482,385	547,220
Valuation allowance on tax losses	(4,805,492)	(487,578)
	$-	$-

(b)	VAT

The Company is subject to VAT for selling products in China. The applicable VAT rate is 13% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	December 31,	December 31,
	2021	2020
VAT tax payable	$422,678	$330,966
Corporate income tax payable	2,156,850	2,146,610
Land use tax and other taxes payable	20,242	16,108
Total	$2,599,770	$2,493,685

As of December 31, 2021 and 2020, the Company had tax payables of approximately $2.6 million and $2.5 million, respectively, mostly related to the unpaid income tax and business tax in China. For the years ended December 31, 2021 and 2020, the Company has not received any penalty and interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – TAXES (continued)

(c)	Taxes Payable (continued)

As of December 31, 2021 and 2020, the Company had accrued tax liabilities of approximately $2.6 million and $2.5 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of December 31, 2021. Therefore, there was no interest and penalty accrued as of December 31, 2021 because the Company has not received any penalty and interest charge notice from local tax authorities. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within fiscal 2021 but cannot guarantee such settlement will ultimately occur.

NOTE 19– COMMITMENTS AND CONTIGENCIES

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

Contractual commitments

As of December 31, 2021, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$287,770	168,307	119,463	-	$-
Repayment of bank loans	2,353,500	2,353,500	-	-	-
Total	$2,641,270	2,521,807	119,463	-	$-

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20– RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2021 and 2020 and transactions for the years ended December 31, 2021, 2020 and 2019 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors
Ms. Hong Ma	Wife of Mr. Hengfang Li
Reto International Trading Co. Ltd	The owner of the entity holds more than 5% of the Company’s outstanding common shares
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT India
Shexian Ruibo	The Company owns 41.67% ownership interest in Shexian Ruibo
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by Ms. Hong Ma
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by Mr. Hengfang Li
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	Hainan Yile IoT owns 45% ownership interest in this company
Zhongtou REIT Information Service (Beijing) Co., Ltd	An entity controlled by Mr. Xinyang Li and Ms. Xinran Li, children of Mr. Hengfang Li
Handan Ruisheng Construction Material Technology Co., Ltd.	An entity controlled by Shexian Ruibo

(2)	Due to related parties

As of December 31, 2021 and 2020, the balance of due to related parties was as follows:

	December 31, 2021	December 31, 2020
Mr. Hengfang Li	$472,439	$1,019,469

Mr. Hengfang Li is the Chief Executive Officer and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advances were non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable – related party
Reto International Trading Co. Ltd	$-	$199,999
Q Green Techcon Private Limited	2,981	-
Hunyuan Baiyang Food Co., Ltd.	40,088	-
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	50,520	-
Total accounts receivable from related party	$93,589	$199,999

The Company fully collected the accounts receivable as of December 31, 2021 from related parties as of the date of this report.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – RELATED PARTY TRANSACTIONS (continued)

(4)	Advance to suppliers, related party

Advance to suppliers, related party, consisted of the following:

	December 31, 2021	December 31, 2020
Advance to supplier – related party
Shexian Ruibo*	$3,656,118	$3,872,110
Q Green Techcon Private Limited	174,099	162,014
Handan Ruisheng Construction Material Technology Co., Ltd.	12,403	-
Total	$3,842,620	$4,034,124

*	The balance represents the Company’s purchase advances for eco-friendly materials and equipment supplied by Shexian Ruibo.

(5)	Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	December 31, 2021	December 31, 2020
Accounts payable – related part
- Q Green Techcon Private Limited	$-	$-
- Shexian Ruibo.	-	153,344
- Zhongtou Ruitu Information Service (Beijing) Co., Ltd	10,199
Total	$10,199	$153,344

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended December 31,
	2021	2020	2019
Sales to related parties
Hunyuan Baiyang Food Co., Ltd.	-	-	83,972
Shexian Ruibo	61,177	-	-
Q Green Techcon Private Limited	220,607	228,814	-
Total	$281,784	$228,814	$83,972

Cost of revenue associated with the sales to these related parties amounted to $175,053, $148,034 and $54,598 for the years ended December 31, 2021, 2020, and 2019, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – RELATED PARTY TRANSACTIONS (continued)

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the years ended December 31,
	2021	2020	2019
Purchase from a relate party
Q Green Techcon Private Limited.	$228,838	$1,039,152	$-
Shexian Ruibo	235,946	1,837,841	2,021,934
Total	$464,784	$2,876,993	$2,021,934

(8)	Other related party transactions

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,230,387 and $2,386,119 as of December 31, 2021 and 2020.

Shares issuances

The Company is a company limited by shares established under the laws of the British Virgin Islands with 200,000,000 common shares authorized at $0.001 par value. As of December 31, 2021 and 2020, 28,965,034 and 24,135,000 common shares were issued and outstanding.

On September 5, 2019, the Company entered into a consulting service agreement with FirstTrust Group, Inc. (“FirstTrust”), pursuant to which FirstTrust would assist the Company with strategic initiatives over the service period from August 16, 2019 to August 15, 2020. The Company issued 400,000 common shares valued at $448,000 based on the fair market price of the Company’s common shares, at $1.12 per share on September 5, 2019. The stock-based compensation is amortized over the service period. The Company recognized stock-based compensation expenses of nil, $280,000 and $168,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

Pursuant to the Company’s 2018 Share Incentive Plan, on January 22, 2020, the Company’s board of directors approved the issuance of an aggregate of 685,000 common shares of the Company with a fair value of $650,750 based on the Company’s share price of $0.95 per share at the grant date, as stock-based compensation to its directors and executives in exchange for their services for the period from January 1, 2020 to December 31, 2021. For the years ended December 31, 2021 and 2020, the Company recognized stock-based compensation expenses of $325,375 and $325,375, respectively.

In addition, on February 3, 2020, the Company’s board of directors further approved the issuance of 290,000 common shares of the Company with a fair value of $333,500 based on the Company’s share price of $1.15 per share at the grant date, to award certain employees and one officer, in exchange for their services during the period from January 1, 2020 to December 31, 2021. For the years ended December 31, 2021 and 2020, the Company recognized stock-based compensation expenses of $166,750 and $166,750, respectively.

In April 2021, the Company entered into a consulting service agreement with Geniusland International Capital Ltd., (“Geniusland”) Pursuant to the agreement, Geniusland will assist the Company with strategic initiatives over the service period between January 23, 2021 to January 24, 2024. For the first year service, the Company issued 1,000,000 common shares valued at $1,330,000 based on fair market price of the Company’s common shares, at $1.33 per share on April 9, 2021. Stock-based compensation is amortized over the service period. For the year ended December 30, 2021, the Company recognized stock-based compensation expenses of $1,330,000.

	Number of shares	Weighted average grant date value
Nonvested as of December 31, 2020	-	-
Granted	1,000,000	$1,330,000
Vested	-	-
Nonvested as of December 31, 2021	1,000,000	$1,330,000

On May 11, 2021, the Company issued 75,000 common Shares to Yorkville Advisors Global LP for services rendered in connection with Company’s corporate strategy on the Nasdaq Stock Market. For the year ended December 31, 2021, the Company recognized stock-based compensation expenses of $84,637.

Conversion of convertible debentures

For the year ended December 31, 2021, the Company issued an aggregate of 3,755,034 common shares for conversion of convertible debentures based on the conversion price ranging from $0.97-$1.11. (see Note 14).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – SEGMENT REPORTING

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

The following table presents summary information by segments for the Company’s continuing operations for the years ended December 31, 2021, 2020 and 2019, respectively:

	For the Year Ended December 31, 2021
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$1,799,741	$1,658,385	$141,952	$-	$3,600,078
Cost of goods sold	1,501,420	1,562,975	149,954	-	3,214,349
Gross profit	298,321	95,410	(8,002)	-	385,729
Interest expense and charges	132,136	(121,449)	77,153	15,500	103,340
Depreciation and amortization	167,468	705,703	2,524	-	875,695
Capital expenditures	14,463	2,556,181	-	-	2,570,644
Income tax expenses	3,469	-	-	-	3,469
Segment loss	(12,497,629)	(7,804,642)	(37,782)	(137,491)	(20,477,543)
Segment assets	$12,742,545	$12,646,798	$98,625	$5,473,099	$30,961,067

	For the Year Ended December 31, 2020
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$6,455,995	$1,776,525	$106,695	$-	$8,339,215
Cost of goods sold	4,429,869	1,901,060	10,610	-	6,341,539
Gross profit	2,026,126	(124,535)	96,085	-	1,997,676
Interest expense and charges	672,778	48,719	136,054	-	857,551
Depreciation and amortization	164,538	701,077	4,110	-	869,725
Capital expenditures	6,900	57,858	-	-	64,758
Income tax expenses	569,974	-	-	-	569,974
Segment loss	(725,938)	(4,300,671)	(261,398)	-	(5,288,007)
Segment assets	$16,389,063	41,233,143	347,917	3,950	57,974,073

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – SEGMENT REPORTING (continued)

	For the Year Ended December 31, 2019
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$14,022,053	$2,818,317	$178,986	$-	$17,019,356
Cost of goods sold	9,415,826	2,323,157	39,775	-	11,778,758
Gross profit	4,606,227	495,160	139,211	-	5,240,598
Interest expense and charges	633,482	949	52,922	4,480	691,833
Depreciation and amortization	175,142	648,852	8,697	-	832,691
Capital expenditures	443,070	95,526	18,923	-	557,519
Income tax expenses	389,874)	21,180	-	-	411,054
Segment profit (loss)	(3,004,956)	(1,189,802)	(304,433)	(1,052,742)	(5,551,933)
Segment assets	19,150,283	$51,280,426	$356,424	$8,111	$70,795,244

NOTE 23 – SUBSEQUENT EVENTS

On March 10, 2022, the Company entered into a securities purchase agreement with an accredited investor for the issuance of the Note in the aggregate principal amount of $3,105,000 with a maturity date of twelve months after the payment of the purchase price of the Note , which Note will be converted into Company’s common shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to the investor to cover legal fees, accounting fees, due diligence etc.

On April 8, 2022, the Company signed an agreement with the minority shareholder of Xinyi REIT. Pursuant to the agreement, the Company agreed to purchase the minority shareholder’s 30% equity interest in Xinyi REIT for an aggregated consideration of RMB18 million which is payable in four installments of RMB 4 million, RMB 4 million, RMB 5 million, and RMB 5 million by the end of April, 2022, June 2022, September 2022, and December 2022, respectively.

On April 22, 2022, the Company’s board of directors approved the issuance of an aggregate of 1,025,000 Common Shares to its employees for their services under the 2018 Share Incentive Plan; and also approved the issuance of an aggregate of 3,000,000 Common Shares to its employees, officers and directors for their services under the 2021 Share Incentive Plan, both of which were registered under the registration statement on Form S-8 which was filed with the SEC on April 26, 2022.