Form 20-F
period 2022-12-31
ReTo Eco-Solutions, Inc.
filed 2023-05-01
CIK 1687277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

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

X-702, Tower A, 60 Anli Road, Chaoyang District

Beijing, People’s Republic of China 100101

(Address of principal executive offices)

Hengfang Li

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Tower A, 60 Anli Road, Chaoyang District

Beijing, People’s Republic of China 100101

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2022, 43,398,885 common shares were issued and outstanding.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CERTAIN TERMS AND CONVENTIONS

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“Act” refers to The BVI Business Companies Act, 2004 (as amended);

●	“Beijing REIT” refers to Beijing REIT Technology Development Co., Ltd., a PRC limited liability company;

●	“Beijing REIT Ecological” refers to Beijing REIT Ecological Engineering Technology Co., Ltd., a PRC limited liability company;

●	“BVI” refers to the British Virgin Islands;

●	“China” or the “PRC” refers to the People’s Republic of China and the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Common Shares” refers to common shares of par value $0.001 per share issued in ReTo;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“Hainan Coconut” refers to Hainan Coconut Network Freight Co., Ltd., a limited liability company incorporated in mainland China and subsidiary of Yangpu Fangyuyuan;

●	“Hainan Kunneng” refers to Hainan Kunneng Direct Supply Chain Management Co., Ltd., a limited liability company incorporated in mainland China and subsidiary of Yangpu Fangyuyuan;

●	“Hainan Yile IoT” refers to Hainan Yile IoT Technology Co., Ltd, a PRC limited liability company and subsidiary of REIT Mingde;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“IoV Technology Research” refers to Hainan Yile IoV Technology Research Institute Co., Ltd., a limited liability company incorporated in mainland China and subsidiary of Hainan Yile IoT;

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“M&A” refers to the amended and restated memorandum and articles of association of ReTo, currently in effect and as amended from time to time;

●	“Macau” refers to the Macao Special Administrative Region of the PRC;

●	“mainland China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PRC subsidiaries” refers to the Company’s subsidiaries that were incorporated in mainland China;

●	“REIT Changjiang” refers to REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd., a PRC limited liability company, which was disposed in December 2021;

●	“REIT Construction” refers to Hainan REIT Construction Engineering Co., Ltd., a PRC limited liability company, which was dissolved on February 9, 2023;

●	“REIT Holdings” refers to REIT Holdings (China) Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo;

●	“REIT Mingde” refers to Hainan REIT Mingde Investment Holding Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Technology Development Co., Ltd.;

●	“REIT Ordos” Refers to REIT Ecological Technology Co., Ltd., a limited liability company incorporated in mainland China and a wholly owned subsidiary of REIT Holdings;

●	“REIT Technology” refers to REIT Technology Development Co., Ltd., a PRC limited liability company and subsidiary of REIT Holdings;

●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“ReTo” refers to ReTo Eco-Solutions, Inc., a BVI business company (registered in the BVI with company number 1885527);

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Xinyi REIT” refers to REIT New Materials Xinyi Co., Ltd, a joint venture established by Beijing REIT;

●	“Yangpu Fangyuyuan” refers to Yangpu Fangyuyuan United Logistics Co., Ltd., a limited liability company incorporated in mainland China and a subsidiary of REIT Mingde;

●	“U.S. dollars”, “US$” and “$” refer to the legal currency of the United States; and

●	“We”, “us”, “our”, or the “Company” refers to ReTo Eco-Solutions, Inc. and its subsidiaries, unless the context requires otherwise.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Hengfang Li”, even though, in Chinese, his name would be presented as “Li Hengfang”.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB6.8972 to US$1.00, the rate published by the Federal Reserve Board on December 31, 2022. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Holding Company Structure

ReTo Eco-Solutions, Inc. (“ReTo”, collectively with its consolidated subsidiaries, the “Company,” “we,” “us”, “our” or similar terminology) is a holding company and a business company incorporated in the British Virgin Islands (“BVI”) with no material operations of its own. We conduct substantially all of our operations through our subsidiaries established in mainland China. Our equity structure is a direct holding structure, that is, ReTo, the BVI entity listed in the U.S., controls Beijing REIT and other PRC operating entities through REIT Holdings. See “Item 4. Information on the Company - A. History and development of the company” For more details.

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Common Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant discretion and authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The PRC government’s significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time which could result in a material adverse change in our operation and/or the value of our Common Shares.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and cause our Common Shares to decrease in value or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.”

Cash and Other Assets Transfers between the Holding Company and Its Subsidiaries

Upon the closing of ReTo’s initial public offering (“IPO”) in November 2017, ReTo received net proceeds of approximately $14.3 million. In March 2021, ReTo issued a convertible debenture to an institutional investor in the principal amount of $2,300,000 and received net proceeds of $1,476,915. In July 2021, ReTo issued a convertible debenture to an institutional investor in the principal amount of $2,500,000 and received net proceeds of $2,189,256. In March 2022, ReTo issued the Note (as defined below) in the principal amount of $3,415,500 and received net proceeds of $3,000,000. On May 25, 2022, ReTo issued 5,970,000 Common Shares to Hainan Tashanshi Digital Information Co. Ltd. (“Hainan Tashanshi”) at $0.60 per share for aggregate gross proceeds of $3,582,000 (the “Private Placement”), RMB19.6 million (approximately $2.9 million) of which was transferred to Beijing REIT as a shareholder loan and approximately RMB4.4 million (approximately $0.6 million) of which was transferred to Beijing REIT Ecological as a shareholder loan. As of the date of this annual report, with respect to the net proceeds from the IPO, the convertible debentures, the Note and the Private Placement, ReTo had transferred an aggregate of approximately $21.4 million to Beijing REIT through REIT Holdings via shareholder loans and capital contribution and approximately $0.6 million to Beijing REIT Ecological via shareholder loans.

Other than the IPO, the convertible debentures, the Note and the Private Placement, ReTo has not raised funds from investors as of the date of this annual report, nor has it transferred any other funds to its subsidiaries. To date, there have not been any dividends or other distributions from our PRC subsidiaries to REIT Holdings and ReTo, both of which are located outside of mainland China. ReTo, as a BVI holding company, may rely on dividends and other distributions on equity paid by its PRC subsidiaries for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, subject to ReTo’s M&A and the Act or to service any expenses and other obligations it may incur.

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

For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB672,792 and cash in USD in the amount of US$97,554 as of December 31, 2022. Funds are transferred between ReTo and its subsidiaries for their daily operation purposes. The transfer of funds between our PRC subsidiaries are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we have not adopted any cash management policies that dictate how funds are transferred between our holding company and our subsidiaries.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us or our subsidiaries to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained in our bank accounts in mainland China from leaving mainland China, could restrict deployment of the cash into the business of our subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, and our subsidiaries, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — The PRC government could prevent the cash maintained in our bank accounts in mainland China from leaving mainland China, restrict deployment of the cash into the business of its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect our operations.” We currently do not have cash management policies that dictate how funds are transferred between our BVI holding company and our subsidiaries.

Restrictions on Our Ability to Transfer Cash Out of China and to U.S. Investors

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to ReTo.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

Effect of The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”), which was signed into law on December 18, 2020, requires a foreign company to submit that it is not owned or manipulated by a foreign government or disclose the ownership of governmental entities and certain additional information, if the PCAOB is unable to inspect completely a foreign auditor that signs the company’s financial statements. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the Company’s securities will be prohibited from trading on a national exchange. The Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, has decreased the number of non-inspection years from three years to two, thus reducing the time period before our Common Shares may be prohibited from trading or delisted.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list did not include YCM CPA Inc., our current auditor. Our auditor, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and MOF, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong without any limitations on scope. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

These developments could add uncertainties to the trading of our securities, including the possibility that the SEC may prohibit trading in our securities if the PCAOB cannot fully inspect or investigate our auditor and we fail to appoint a new auditor that is accessible to the PCAOB and that Nasdaq can delist our Common Shares.

If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCAA. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022.

For details on the effects of HFCAA on us, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Our Common Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Common Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

Regulatory Permissions and Developments

We have been advised by our PRC Counsel, Yuan Tai Law Offices, that pursuant to the relevant laws and regulations in China, none of our PRC subsidiaries’ currently engaged business is stipulated on the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) promulgated by the Ministry of Commerce (the “MOFCOM”) and the National Development and Reform Commission of the People’s Republic of China (“NDRC”) which entered into force on January 1, 2022. Therefore, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC. Certain of the business scope of our PRC subsidiaries are listed on the 2021 Negative List, such as value-added telecommunication business, which the ratio of investment by foreign investors in a foreign-invested telecommunication enterprise that engages in the operation of a value-added telecommunication business (except e-commerce, domestic multi-party communication, storage and forwarding class and call center) shall not exceed 50%. Based on the confirmation of the PRC subsidiaries, these subsidiaries have not been actually engaged in such business activities.

Certain of the business stated on the business license of our PRC subsidiaries are subject to additional licenses and permits, such as value-added telecommunication certification and construction enterprise qualifications. Based on the confirmation of the PRC subsidiaries, these subsidiaries have not been actually engaged in business activities those require special licenses or permits and they will only carry out business activities after obtaining corresponding licenses or permits. Currently, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations currently being conducted. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation (“SAMR”). Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

As of the date of this annual report, ReTo and its PRC subsidiaries are not subject to permission requirements from the CSRC, the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of its PRC subsidiaries’ operations. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) which became effective in 2008 and amended and put into effect as from August 1, 2022 (the “Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and amended on September 19, 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State Council. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

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

On July 10, 2021, the CAC published the Measures for Cybersecurity Review (Revised Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 Version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 Version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that as a result of: (i) we do not hold personal information on more than one million users in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, we are not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 Version).

As advised by our PRC legal counsel, Yuan Tai Law Offices, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators”. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means and excluding anonymized information. The Personal Information Protection Law provides that a personal information processor could process personal information only under prescribed circumstances such as with the consent of the individual concerned and where it is necessary for the conclusion or performance of a contract to which such individual is a party to the contract. If a personal information processor shall provide personal information to overseas parties, various conditions shall be met, which includes security evaluation by the national network department and personal information protection certification by professional institutions. The Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

None of our PRC subsidiaries currently operates in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Yuan Tai Law Offices, other than those requisite for a domestic company in mainland China to engage in the businesses similar to those of our PRC subsidiaries, none of our PRC subsidiaries is required to obtain any permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve its current operations. However, if our PRC subsidiaries do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that our PRC subsidiaries are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our PRC subsidiaries’ relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our PRC subsidiaries’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions, or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.

CSRC released the Tentative Measures for Administration of the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Tentative Measures”) on February 17, 2023, which became effective on March 31, 2023. The Tentative Measures lay out the filing regulation arrangement for both direct and indirect overseas listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. Any future securities offerings and listings outside of mainland China by our Company, including but not limited to, follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Tentative Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.  As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC or any other PRC governmental authorities with respect to our listing on Nasdaq. As the Tentative Measures were newly published and there is uncertainty with respect to the filing requirements and their implementation, if we are required to submit to the CSRC and complete the filing procedure, we cannot be sure that we will be able to complete such filings in a timely manner, or at all. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Except as disclosed above, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the PRC authorities, including the CSRC or the CAC, and (ii) have not received or were denied such permissions by any PRC authority. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we and our PRC subsidiaries are required to obtain approvals in the future.

A.	[Reserved]

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies or in relations between China and the United States;

● ●

The impact on our operations and value of our Common Shares by PRC government’s significant oversight, control, intervention and/or influence over our business operation;

The complex and evolving laws and regulations regarding privacy and data protection, including China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, that our business is subject to;

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

●	The risks of delisting or the threat of being delisted under the HFCAA if the PCAOB is unable to inspect our auditor;

●	The approval of the CSRC, CAC or other Chinese regulatory agencies which may be required in connection with our offshore offerings under Chinese law and, if required, our inability to obtain such approval or complete such filing;

●	The potential treatment as a resident enterprise for PRC tax purposes under the EIT Law and the risk of being subject to PRC income tax on our global income;

●	Foreign exchange controls in China, which could limit our use of funds that would be raised in future offerings, which could have a material adverse effect on our business;
●	The complex procedures under the PRC laws and regulation in connection with certain acquisitions of China-based companies by foreign investors;

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion, which may restrict or prevent ReTo from making additional capital contributions or loans to its PRC subsidiaries;

●	Any limitation on the ability of our PRC subsidiaries to make payments to us;

●	Fluctuations in exchange rates;

●	The adverse impact on our business by the war in Ukraine;

●	The potential supply chain disruptions; and

●	Any severe or prolonged downturn in the global or Chinese economy.

Risks Related to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	The potential slowdown of the industries in which our customers operate;

●	Any decline in the availability or increase in the cost of raw materials;

●	Any disruption in the supply chain of raw materials and our products;

●	Wage increases in China;

●	Our reliance on a limited number of vendors and the potential loss of any significant vendor;

●	Certain risks in collecting our accounts receivable;

●	Failure to protect our intellectual property rights;

●	The substantial doubt about our ability to continue as a going concern in the report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2022, 2021 and 2020;

●	Failure to maintain a reserve for warranty or defective products and installation claims;

●	Product defects and unanticipated use or inadequate disclosure with respect to our products;

●	Inability to deliver our backlog on time;

●	Various hazards that may cause personal injury or property damage and increase our operating costs, which may exceed the coverage of our insurance;

●	Any material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications;

●	Substantial liabilities to comply with environmental laws and regulations;

●	Inability to implement and maintain effective internal control over financial reporting;

●	The integration of newly acquired businesses;

●	Our continued investing in technology, resources, and new business capabilities;

●	Any failure to offer high quality services and support;

●	The competitiveness of the software and information technology service market in which we participate;

●	Reliance of Hainan Yile IoT on a limited number of customers;

●	Security incidents and attacks on our products or solutions;

●	Limited business insurance coverage;

●	The benefits we have received from certain government subsidies and incentives;

●	Changes in practices of insurance companies in the markets;

●	Defects or errors in our products or solutions;

●	Our reliance on the stable performance of servers, and any disruption to our servers due to internal and external factors; and

●	Our use of open source or third-party software.

Risks Related to Our Common Shares

We face risks and uncertainties related to our Common Shares, including, but not limited to, the following:

●	The volatility of trading prices of our Common Shares;

●	Any negative reports by securities or industry analysts publish about our business;

●	Failure to meet the continued listing requirements of Nasdaq; and

●	Substantial future sales or perceived sales of our Common Shares in the public market.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in mainland China and substantially all of our revenues is sourced from mainland China. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

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

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the CAC and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures.

On July 10, 2021, the CAC issued the Cybersecurity Review Measures (revised draft for public comments), which proposed to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. The Cybersecurity Review Measures (2021 Version) took effect on February 15, 2022. The Cybersecurity Review Measures (2021 Version) expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the Cybersecurity Review Measures (2021 Version), the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law.

According to the Cybersecurity Review Measures (2021 Version), cybersecurity review will be required when (i) operators of critical information infrastructure purchasing network products and services or online platform operators carry out data processing activities which do or may affect national security; and (ii) any online platform operator controlling personal information of more than one million users which seeks to list in a foreign stock exchange. The factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the new rules companies holding data of more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas initial public offerings. As advised our PRC legal counsel , because (i) none of our PRC subsidiaries collecting personal information or processing data in actual operation, and (ii) none of our PRC subsidiaries is an “online platform operator holding more than one million users’ personal information”, we believe the cybersecurity review requirement is not applicable us. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel. As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” If the Company or any of its PRC subsidiaries is deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we and our PRC subsidiaries must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we and our PRC subsidiaries have fulfilled in our business, and we and our PRC subsidiaries may be subject to review when purchasing internet products and services. We and our PRC subsidiaries may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions in such respect.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. We have access to certain information of our customers in providing services and may be required to further adjust our business practice to comply with new regulatory requirements.

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

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

Substantially all of our operations are conducted in mainland China, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the internet, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

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

CSRC released the Tentative Measures and five supporting guidelines on February 17, 2023, which became effective on March 31, 2023. The Tentative Measures lay out the filing regulation arrangement for both direct and indirect overseas listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. Any future securities offerings and listings outside of mainland China by our Company, including but not limited to follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Tentative Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

The PRC government’s significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time which could result in a material adverse change in our operation and/or the value of our Common Shares.

We conduct our business in mainland China primarily through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. The PRC government’s significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time which could result in a material adverse change in our operation and/or the value of our Common Shares. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of ReTo face potential uncertainty from actions taken by the PRC government affecting our business.

The CSRC has published the Tentative Measures for filing regulation arrangement for both direct and indirect overseas listing, including but not limited to initial public offering, follow-on offerings, and secondary listings, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our Common Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC published the Tentative Measures, which became effective on March 31, 2023. The Tentative Measures lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in mainland China appointed by the issuer and such filing obligation shall be completed within three business days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing should include at least the following: report, commitment from issuer and securities company, the resolutions, shareholding structure chart and control structure chart, the information of issuer and intermediary project team members, Chinese legal opinion and commitment of Chinese counsel, the Prospectus, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (4) if, the domestic enterprise is being investigated according to law due to suspected crimes or major violations of laws and regulations, and there is no clear conclusion; (5) if there are material ownership disputes over the equity of the controlling shareholder or shareholders controlled by controlling shareholders and actual controllers. The Tentative Measures defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

Any future securities offerings and listings outside of mainland China by our Company, including but not limited to follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Tentative Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, such as loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries, a foreign invested enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

●	investments through enterprises established for only a few months without substantive operation;

●	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;

●	investments in targets that are not related to onshore parent’s main business; and

●	investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of mainland China, make investments, service any debt we may incur outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of our Common Shares.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

ReTo is a company incorporated in the BVI structured as a holding company conducting its operations in mainland China through its PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of its offerings, ReTo may make loans to its PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or ReTo may make additional capital contributions to its PRC subsidiaries. Furthermore, loans by ReTo to its PRC subsidiaries to finance their activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth and capital contributions to its PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in mainland China in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our follow-on offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The PRC government could prevent the cash maintained in our bank accounts in mainland China from leaving mainland China, restrict deployment of the cash into the business of its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect our operations.

The PRC government controls the conversion of Renminbi into foreign currencies and the remittance of currencies out of mainland China. We receive substantially all of our revenues in Renminbi, and most of our cash is in Renminbi. Under our corporate structure, ReTo, a BVI holding company, primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements it may have. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade- and-service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. As such, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries is able to be paid as dividends in foreign currencies to ReTo without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion in the future restrict access to foreign currencies for current account transactions. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries to transfer cash. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies from the PRC subsidiaries to the offshore subsidiaries, across borders, and to our shareholders, including the U.S. investors. These foreign exchange restrictions and limitations could prevent the cash maintained from leaving mainland China, and restrict our ability to pay dividends to ReTo and the U.S. investors.

There are limitations on our PRC subsidiaries’ ability to distribute earnings to their respective shareholders. On the one hand, under the current PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. Our PRC subsidiaries may at their discretion allocate a portion of their after-tax profits to staff welfare and bonus funds in accordance with relevant PRC rules and regulations. These reserve funds and staff welfare and bonus funds cannot be distributed as cash dividends. Moreover, if the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

In addition, any transfer of funds by ReTo to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE or its local counterparts. This may hinder or delay our deployment of cash into our subsidiaries’ business, which could result in a material and adverse effect on our operations.

Our Common Shares may be delisted under the HFCAA if the PCAOB is unable to inspect our auditors. The delisting of our Common Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our Common Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCAA. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022.

Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include, YCM CPA Inc.

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

On August 26, 2022, the PCAOB signed the Protocol with the CSRC and MOF, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong without any limitations on scope. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Protocol.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our Common Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Common Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Common Shares.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008, EIT Law was subsequently amended by the SCNPC and became effective on February 24, 2017. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China and income generated overseas but are substantially related to the entities established in China by the non-resident enterprises. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises with the Actual Standards of Organizational Management, or Circular 82, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “resident enterprise” with its “de facto management body” located within China if  (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in China; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors or senior management with voting rights frequently reside in China. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-mainland-China stockholders.

Given that ReTo does not have a mainland China individual or a mainland China enterprise or group, but a Hong Kong enterprise, as its primary controlling shareholder, we believe Circular 82 will not apply to us. However, Circular 82 did mention that the facts-oriented recognition is more important than format in the case of recognizing “de facto management”. Although we have never been determined by any competent tax authorities to be a “resident enterprise”, and we have not seen any corporations with similar structures to ours to be determined as a “resident enterprise”, whether or not we will be recognized as a “resident enterprise” is subject to the PRC tax authorities’ discretion and their interpretation of the term “de facto management body”.

As for our Hong Kong business, we do not believe that we meet some of the conditions outlined. As a holding company, the key assets and records of REIT Holdings, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside mainland China. Accordingly, we believe that REIT Holdings should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-mainland-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2022, 2021 and 2020, we had a negative adjustment of $1,183,819, a positive adjustment of $493,769 and a positive adjustment of $1,923,316, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Beijing REIT, REIT Technology and REIT Ordos are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Registration of Establishment as FIEs”. Beijing REIT, REIT Technology and REIT Ordos are FIEs. With such registration, Beijing REIT, REIT Technology and REIT Ordos are allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if Beijing REIT, REIT Technology or REIT Ordos borrow foreign currency through loans from ReTo or other foreign lenders, these loans must be registered with SAFE. If Beijing REIT, REIT Technology or REIT Ordos are financed by means of additional capital contributions, reporting to or filings with certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and SAMR or its local counterparts, in respect of these capital contributions. These restrictions could limit our use of funds which would be raised in our future offerings, which could have an adverse effect on our business.

If we fail to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans, the PRC plan participants or we could be subject to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “SAFE Circular 7). Pursuant to SAFE Circular 7, directors, supervisors, senior management and other employees participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our WFOE and our WFOE’ ability to distribute dividends to us. If any unapproved outflow or inflow of capital occurs and constitutes foreign exchange evasion or arbitrage, the amount of fine will be higher.

In addition, the Ministry of Finance and the State Administration of Taxation have issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our relevant PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted restricted share. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Our holding company is a company incorporated under the laws of the British Virgin Islands, but we conduct substantially all of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers are PRC nationals and reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

The war in Ukraine could materially and adversely affect our business and results of operations.

In February 2022, the Russian Federation commenced a military invasion of Ukraine, and as a result, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russia and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt.

The war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s invasion of Ukraine has led to, and may continue to lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers or suppliers’ businesses and potentially our business, even though we do not conduct any business in Russia or Ukraine.

As of the date of this annual report, we do not have any business, operation or assets in Russia or Ukraine, nor do we have any direct or indirect business or contracts with any Russian or Ukraine entity as a supplier or customer. Additionally, we do not have any knowledge as to whether our customers or suppliers have any business, operation or assets in Russia or Ukraine, or have any direct or indirect business or contracts with any Russian or Ukraine entity as a supplier or customer. However, our operations, especially the supply chain, could be adversely impacted as a result of the dramatic fuel cost increases or delay to international shipping, in particular marine freight, that may be caused by the war.

The extent and duration of the military action, sanctions and resulting market disruptions of the war in Ukraine are impossible to predict, but could be substantial. Any such disruptions caused by Russian military actions or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond our control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to supply chain disruptions, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations, in particular sales of construction materials and equipment, are subject to supply chain disruptions. We have not experienced any suspension of production, purchase or sale of our products and equipment; however, we have experienced some disruption to our supply chain during the PRC government mandated lockdown due to the COVID-19 pandemic, including but not limited to, restrictions or suspensions of logistics and shipping services in certain areas of China and increase in raw material costs.

While all of our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the COVID-19 pandemic are resulting in increased transport times to deliver our products to customers. This has limited our ability to fulfill orders and we may be unable to satisfy all of the demand for our products and equipment in a timely manner, which has adversely affected our relationships with our customers. As a result, the supply chain disruptions have materially affected our operations and may impact our outlook or business goals.

We have also experienced higher costs of raw materials for manufacture and sale of our equipment, primarily steel and certain electronic parts due to limited availability or increased commodity prices caused by the COVID -19 pandemic. We have expanded our supplier network in order to control the procurement costs, diversify supply of our raw materials and ensure timely fulfillment of customer orders. As a result, we believe we can still supply products and equipment at competitive prices amid the COVID-19 impact.

As a result of Russia’s military invasion of Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine. These geopolitical issues have resulted in increasing global trading uncertainties and thus could potentially affect our supply chain, even though we do not have any business, operation or assets in Russia or Ukraine, nor do we have any direct or indirect business or contracts with any Russian or Ukraine entity as a supplier or customer. See ” – The war in Ukraine could materially and adversely affect our business and results of operations.”

Our management has analyzed the current and future international and domestic political and economic situations and formulated different development strategies and measures for each of our business segments, with a goal to reduce the existing and potential impact of supply chain disruptions. For the equipment and construction materials businesses, we have made market development efforts to expand sales and have strengthened the management of raw material procurement by adding backup suppliers. Moreover, we have focused on production design and processing processes to improve quality and efficiency as well as reduce costs. We also plan to focus more on the growth of our software development and RSA services, which are generally less prone to any supply chain disruptions. However, there is no assurance that our efforts to mitigate the impact of supply chain disruptions will be successful. If our efforts were not successful, our business, financial condition and results of operations could be materially adversely affected.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, for the years ended December 31, 2022, 2021 and 2020, our compensation and benefit costs for our employees were approximately $2.9 million, $3.3 million and $3.4 million, respectively. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, services and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

Our operations are not located in affected regions, which could however reduce the capacity and efficiency of our operations and negatively impact normal business operations. Our other measures taken to reduce the impact of this epidemic outbreak included upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to support potential growth in user traffic. We continue to monitor the evolving situation and guidance from government and public health authorities and may take additional actions based on their recommendations.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the years ended December 31, 2022, 2021 and 2020, the Company purchased approximately 19%, 53% and 43% of its raw materials from one major supplier, respectively. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We face substantial inventory risk, which if not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

As of December 31, 2022, our inventory from continuing operations was $337,798. Inventory turnover associated with our continuing operations for the fiscal year ended December 31, 2022 was 24 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

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

As of December 31, 2022, 2021 and 2020, our net accounts receivable associated with our continuing operations were $2,234,186 (including accounts receivable from third party customers of $2,150,450 and accounts receivable from related party customers of $83,736), $535,292 (including accounts receivable from third party customers of $441,703 and accounts receivable from related party customers of $93,589) and $3,056,104 (including accounts receivable from third party customers of $2,856,105 and accounts receivable from related party customers of approximately $199,999), respectively. These amounts represented 35%, 15% and 37% of our total revenues from continuing operations in 2022, 2021 and 2020, respectively. For the years ended December 31, 2022, 2021 and 2020, our accounts receivable turnover associated with our continuing operations was 154 days, 182 days and 222 days, respectively.

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

The sales of our eco-friendly construction materials are subject to geographic market risks, which could adversely affect our revenues and profitability.

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

The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2022, 2021 and 2020 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 3 to the consolidated financial statements to this annual report, we have suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. Our auditor, YCM CPA Inc., has indicated in their report on our financial statements for the fiscal year ended December 31, 2022 that there is a substantial doubt about our ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

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

We own an aggregate of 123 patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), three of which were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. We also have 73 pending patent applications in China. In addition, we own 25 software copyrights in China.  We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

The process of seeking patent protection on future patents can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Implementation of Chinese intellectual property-related laws have historically been lacking, primarily because of ambiguities in PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

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

Beijing REIT Ecological Engineering Technology Co., Ltd. (“Beijing REIT Ecological”) subcontracts portions of its projects to third parties. According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of China, individual contractors are not in a position to obtain any qualification of labor subcontracting. Accordingly, contracts subcontracted out by Beijing REIT Ecological to individual contractors may be declared void and unenforceable by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. It is possible that Beijing REIT Ecological may subcontract projects to individuals or parties without required qualifications. If the construction completed by unqualified individual subcontractors does not meet required quality standards and an accident occurs, we may jointly bear the consequences pursuant to Article 67 of the Construction Law. Also, according to Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the consequences could be indemnifying the damages and paying a penalty ranging from RMB 500,000 (approximately $72,000) up to RMB 1.0 million (approximately $144,000).

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

We had approximately $1.3 million in bank loans loan outstanding as of December 31, 2022 (all short-term bank loans). The loans are held at multiple banks, and all of the debt is guaranteed by third-party guaranty companies and certain company officers. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

Mr. Hengfang Li, the Company’s Chief Executive Officer and Chairman, has agreed to assume full responsibility for liabilities, if any, and assume the creditor’s rights for these claims on behalf of the Company for any legal claims or lawsuits against the Company due to these investments. In May 2020, Mr. Li paid RMB 300,000 (approximately $44,000) to an investor in a lawsuit against Xinyi REIT to return the investment funds. In 2022 and 2023, a few other investors brought legal actions against Xinyi REIT for the same claim and judgments were rendered in their favor. Subsequently, Xinyi REIT appealed these judgments, and the appeals are still pending in higher courts as of the date of this annual report. The Company does not believes that any liability resulting from the outcome of such proceedings, if any, will have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

However, in the event that Mr. Li personally fails to satisfy any losses related to the investments on our behalf, the Company may be required to repay related liabilities, which although is remote, could have a material adverse effect on our financial condition.

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

We have received subsidies from some governmental agencies after meeting certain conditions, such as developing certain technologies, which are chosen as annual key research and development, or obtaining certain technological certifications. For the years ended December 31, 2022, 2021 and 2020, we included government subsidies of $235,084, $261,197 and $269,061, respectively, in other income.

Beijing REIT obtained the High-New Technology Enterprise (“HNTE”) Certificate and is entitled to a preferential income tax rate of 15% for the three years from December 2020 to December 2022. Such HNTE Certificate has been renewed for another three years from December 2022 to December 2025. Hainan Yile IoT obtained an HNTE Certificate and is entitled to a preferential income tax rate of 15% for the three years from October 2020 to October 2023. Hainan Yile IoV Technology Research Institute Co., Ltd. (“IoV Technology Research”) obtained an HNTE Certificate and is entitled to a preferential income tax rate of 15% for the three years from October 2022 to October 2025. The 15% tax rate is less than the standard 25% income tax rate in China. The estimated tax savings as a result of the Company’s tax benefits for the years ended December 31, 2022, 2021 and 2020 amounted to nil, nil  and $164,071, respectively. In the event any of Beijing REIT, Hainan Yile IoT or IoV Technology Research is unable to renew its HNTE status, its applicable tax rate will increase from 15% to 25%, the standard business income tax rate in China. In addition, the termination of any one-time subsidies for eco-friendly construction materials could increase the burden of manufacturing and selling these materials in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

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

Some of our PRC subsidiaries are as FIEs. Once an entity is determined to be a FIE and its business operations fall within a restricted industry under the “negative list”, in order for a foreign investor to invest in the FIE, such entity will be required to obtain entry clearance and approvals from the MOFCOM or its local counterparts and other relevant PRC government agencies. Our main products currently manufactured by us, including eco-friendly construction materials and equipment used for the production of these eco-friendly construction materials, the RSA services and software products and solutions services do not fall in the prohibited or restricted industries under “negative list” that is currently effective.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. Hainan Yile IoT currently receives a substantial portion of its revenues from a limited number of customers, i.e. four insurance companies. In the years ended December 31, 2022, 2021 and 2020, total revenues generated from the four insurance company customers accounted for 42%, 54.3% and 8.5% of the total revenues of Hainan Yile IoT in the same periods, respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more significant customers or a reduction in usage by any significant customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

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

A significant portion of our RSA service revenues were derived from customers in the insurance industry. The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on the insurance industry and negatively affect the stability of our clients, which may subsequently have negative impact on our business.

A significant portion of our RSA service revenues were derived from insurance companies in Hainan province. Any change in the competitive landscape, market trend or user behaviors in such sector may have a negative impact on our customers, thus harm their ability to make payments and maintain and increase the usage of our services. In addition, the insurance industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the industry. As the laws and regulations are evolving and some of them are relatively new, changes to the current laws and regulations may harm our business and results of operation. In addition, interpretation and enforcement of such laws and regulations involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. If these laws and regulations or the uncertainty associated with their interpretation negatively impact the insurance industry where our customers operate, our business may be adversely affected as well.

Changes in practices of insurance companies in the markets in which we provide, and sell, our RSA services could adversely affect our revenues and growth potential.

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

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Due to the impact of the COVID-19 pandemic, the global economy has slowed down, especially in infrastructure construction. Therefore, in the past two years, the market and sales of our equipment and building materials have declined and we have experienced declines in demand of our products and services. Entering into 2022, with the weakening of the pandemic situation, we expect that the international and domestic demand for equipment will gradually resume.

Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We face challenges from the evolving regulatory environment and user attitude toward data privacy and protection. Actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

We operate in a regulatory environment in which data privacy and protection is evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect the software and information technology service industry, our clients and us. Regulatory investigations, restrictions, penalties and sanctions, whether targeted at us or not, may negatively affect the market environment in which we operate, our existing or potential clients, and our products and services, which may in turn have a material adverse effect on our business, results of operations and financial condition. It is also possible that we may become subject to additional or new laws and regulations regarding data privacy and protection in connection with the data we have access to and the data products and services we provide to our clients. Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high-profile security breach occurs with respect to our competitors, people may lose trust in the security of software solutions providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.

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

Our products and solutions incorporate open-source software, and we expect to continue to incorporate open source software in our products and solutions in the future. Courts have interpreted few of the licenses applicable to open source software, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and solutions. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and solutions, we cannot be certain that we have not incorporated open source software in our products or solutions in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and solutions and to re-engineer our products or solutions or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or solutions, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 123 patents, 73 pending patent applications, 39 trademarks, 25 software copyrights, and 10 domain names in China related to our newly acquired businesses. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected. There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We also rely, in part, on confidentiality agreements and non-compete agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently with us lacking an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, to the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.

Risks Related to Our Common Shares

The market price of our Common Shares has recently declined significantly, and our Common Shares could be delisted from the Nasdaq or trading could be suspended.

The listing of our Common Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On June 9, 2022, we announced that we received written notification, or the Notification Letter, from the Nasdaq Stock Market LLC on June 3, 2022 that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or by November 30, 2022. To regain compliance, our Common Shares need to have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by November 30, 2022, we could be eligible for additional time to regain compliance or may face delisting.

We have also received a written notification from the Nasdaq on December 1, 2022, notifying us that we are eligible for an additional 180 calendar day period, or until May 30, 2023, to regain compliance with Nasdaq’s continued listing requirement to maintain a minimum bid price of US$1.00 per share. During the second 180-day extension period, we intend to monitor the price of our Common Shares, and intend to effect a reverse share split of our Common Shares at a ratio which will be sufficient to increase the price of our Common Shares above $1.00. We plan to effect the reverse share split in a timely manner, only if the closing bid price of our Common Shares does not increase above a minimum bid price of at least $1.00 per share for 10 consecutive trading days prior to the end of the second 180-day extension period. There can be no assurance that we will be able to regain compliance with the minimum bid price requirement, without having to effect a reverse share split, or maintain compliance with the minimum bid price requirement, after we have regained compliance, even if we implement a reverse share split.

We cannot assure you that we will be able to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules, or that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Common Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Common Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Common Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Common Shares. A suspension or delisting would likely decrease the attractiveness of our Common Shares to investors and cause the trading volume of our Common Shares to decline, which could result in a further decline in the market price of our Common Shares.

In the event that our Common Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Common Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Common Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our Common Shares, which could severely limit the market liquidity of such Common Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

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

The calculation of the value of our assets is based, in part, on the then market value of our Common Shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our prior public offerings. We cannot assure that we will not be a PFIC for any taxable year. See “Taxation – Material United States Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

We have identified material weaknesses in our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified relate to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of an effective review by management for the year ended accounting close and reporting.  As a result, our management has concluded that our internal control was not effective as of December 31, 2022.

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We plan to continue implementing the above remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting and U.S. GAAP training and to set up a financial and system control framework. See “Item 15. Controls and Procedures.”

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

Our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting in this annual report on Form 20-F as we are no longer an “emerging growth company.” However, as long as we remain a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K, we are not required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

General Risk Factors

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

Our board of directors is divided into three classes of directors. Class B directors hold office for a term expiring at the 2024 annual meeting of shareholders, Class C directors hold office for a term expiring at the 2025 annual meeting of shareholders and Class A directors hold office for a term expiring at the 2023 annual meeting of shareholders. Directors of each class are elected for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Mail addressed to the Company at its registered office may be delayed due to forwarding practice.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by the Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Item 4. Information on the Company

A.	History and development of the company.

Corporate History

ReTo is a BVI business company with limited liability, established under the laws of the BVI on August 7, 2015 as a holding company to develop business opportunities in China.

On November 29, 2017, ReTo completed its IPO of 3,220,000 Common Shares at a public offering price of $5.00 per share. In connection with the IPO, the Company’s Common Shares began trading on the Nasdaq Capital Market beginning on November 29, 2017 under the symbol “RETO.”

ReTo owns 100% equity interest of REIT Holdings, a limited liability company established in Hong Kong. Beijing REIT was established on May 12, 1999 under the laws of PRC. Over the years, Beijing REIT established four subsidiaries consisting of: Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”), which was incorporated on May 12, 2008; Beijing REIT Ecological, which was incorporated on April 24, 2014; Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd., which was incorporated on May 12, 2014 and was subsequently dissolved in 2021; and REIT Technology Development (America), Inc., a California corporation, which was incorporated on February 27, 2014 and was dissolved in March 2022.

On February 7, 2016, Beijing REIT and its individual original shareholders entered into an equity transfer agreement, pursuant to which these shareholders agreed to transfer all of their ownership interests in Beijing REIT with a carrying value of RMB 24 million (or $3,466,260) to REIT Holdings. After this equity transfer, Beijing REIT became a wholly foreign-owned enterprise and amended the registration with the State Administration of Market Regulation on March 21, 2016.

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

On September 20, 2015, Beijing REIT acquired 100% of the equity interest of Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. (“Nanjing Dingxuan”) from a third party for no consideration given the company’s registered capital was not paid and had no assets or operations. Nanjing Dingxuan was engaged in providing technical support and consulting services for environmental protection projects but its operation was suspended in 2021 and the company was further dissolved on August 30, 2022.

In February 2016, Beijing REIT established a joint venture, REIT Q GREEN Machines Private Limited (“REIT India”), together with an Indian company, Q Green Techcon Private Limited (“Q Green”). Beijing REIT owns 51% equity interest of REIT India with the remaining 49% owned by Q Green.

On October 22, 2018, REIT Ordos was incorporated as a wholly owned subsidiary of REIT Holdings.

On August 29, 2019, Datong Ruisheng Environmental Engineering Co., Ltd. (“Datong Ruisheng”) was incorporated as a wholly owned subsidiary of Beijing REIT. Datong Ruisheng is engaged in potential ecological restoration projects in Datong, Shanxi Province.

On November 11, 2019, Yangbi Litu Ecological Technology Co., Ltd. (“Yangbi Litu”) was jointly established by REIT Ordos and Yunnan Litu Technology Development Co., Ltd. (“Yunnan Litu”). REIT Ordos owned 55% of the ownership interest in Yangbi Litu, with the remaining 45% equity interest owned by Yunnan Litu. Because the Company’s ownership interest in Yunnan Litu was 55%, the Company held an aggregate 79.75% equity interest in Yangbi Litu, directly and indirectly. Yangbi Litu will be engaged in providing services in comprehensive ecological restoration and sales of environmentally friendly equipment and new materials. On July 13, 2020, REIT Ordos transferred its 55% equity interest in Yunnan Litu to a third-party individual and two third-party companies for a nominal price. As a result, the Company’s equity ownership interest in Yangbi Litu decreased from 79.75% to 55%. On July 13, 2020, ReTo transferred its 55% equity interests in Yunnan Litu to third parties for a nominal price given the inactivity of Yunnan Litu’s business operations since its inception and ReTo’s ongoing focus on its own organic business growth.

On January 2, 2020, Beijing REIT signed a share transfer agreement with third party, Hebei Huishitong Techonology Inc. (“Huishitong”) and sold 100% of its ownership interest in Gu’an REIT to Huishitong for total consideration of RMB 39.9 million (approximately $5.7 million).

On September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”) for the acquisition of 41.67% of the equity interests in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.7 million (RMB 18.5 million) and non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million). Beijing REIT made cash payment of $2.7 million (RMB 18.5 million) on October 20, 2020 and the six patents had been transferred to Shexian Ruibo prior to September 15, 2020.

In December 2020, we incorporated Guangling REIT Ecological Cultural Tourism Co., Ltd. (“Guangling REIT”) in mainland China as a wholly owned subsidiary of REIT Ordos. Guangling REIT will be engaged in the business of ecological restoration and management, and construction and operation of health and cultural tourism projects.

On November 12, 2021, Beijing REIT and REIT Holdings entered into an equity transfer agreement to sell 100% equity interest in REIT Changjiang to the purchasers, in exchange for a total consideration of RMB 60,000,000 (approximately $9.4 million) in cash. The purchasers have issued to Beijing REIT and REIT Holdings a promissory note in the principal amount of RMB 60,000,000, reflecting the purchase price to be paid in accordance with the equity transfer agreement. As of December 31, 2022, we received a total of RMB 53.5 million (approximately US$7.76 million) from the purchasers with the remaining RMB 7.4 million (approximately US$1.1 million) expected to be paid by the purchasers by June 30, 2024. In December 2021, we completed the disposition of REIT Changjiang following the approval of our shareholders and board of directors.

On December 27, 2021, REIT Technology acquired 100% equity interest of REIT Mingde, as more fully described under the heading “Recent Developments” below. As a result of this acquisition, the Company also acquired, indirectly through RETI Mingde, 100% of the equity interest of Yangpu Fangyuyuan and 61.548% of the equity interest of Hainan Yile IoT, which, in turn, owns 90% of the equity interest of IoV Technology Research, 85% of the equity interest of Shanxi Global Travel Co., Ltd. and 45% of the equity interest of Hainan Beiqi Yinjian Yile Smart Travel Technology Co., Ltd. Yangpu Fangyuyuan is engaged in facilitating logistic services through its cloud based platform in China. IoV Technology Research provides RSA services in Hainan Province, China.

On December 27, 2021, Yangpu Fangyuyuan and Shanghai Ruida Fenghe Management Consulting Partnership (Limited Partnership) incorporated Hainan Kunneng as a limited liability company to engage in the development of an international commodity trading platform for the Hainan International Trade Zone, using digital supply chain technologies. Yangpu Fangyuyuan owns 51% of Hainan Kunneng’s equity interest while Shanghai Ruida Fenghe Management Consulting Partnership (Limited Partnership) owns 49%. Hainan Kunneng commenced operations in January 2022.

On August 24, 2022, due to the addition of a new shareholder, REIT Mingde became a 90% owner of Yangpu Fangyuyuan’s equity interest.

On August 25, 2022, Hainan Coconut was incorporated as a wholly owned subsidiary of Yangpu Fangyuyuan. Hainan Coconut plans to build an online freight and logistics platform to provide logistics and transportation services. As of the date of this annual report, Hainan Coconut has not commenced its operations.

On September 30, 2022, Gansu Ruishi Tongda Ecological Management Co., Ltd. was incorporated as a limited liability company in mainland China and REIT Ecological owns 70% of its equity interest. Its business scope includes project management, project investment and financing, and other ecological management projects. It was dissolved on March 7, 2023.

On November 29, 2022, Honghe REIT Ecological Technology Co., Ltd. was incorporated as an operating limited liability company in mainland China and a wholly-owned subsidiary of REIT Ordos. Its business scope includes EOD projects and related ecological restoration projects.

On February 9, 2023, REIT Construction was dissolved.

Corporate Structure

The chart below summarizes our corporate structure as of the date of this report:

B.	Business overview.

Overview

We, through our operating subsidiaries in China, are engaged in the manufacture and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide consultation, design, project implementation and construction of urban ecological protection projects through our operating subsidiaries in China. We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects. As more fully described below under the heading “Our Products and Services,” through the newly acquired subsidiaries, we expand our product and service offerings to include RSA services, and software development services and solutions utilizing Internet of Things (“IoT”) technologies.

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

Recent Developments

Spinoff of REIT Changjiang

On November 12, 2021, Beijing REIT and REIT Holdings entered into an equity transfer agreement to sell 100% equity interest in REIT Changjiang to Zhixin Group (Hong Kong) Co., Ltd. and Xiamen Zhixin Building Materials Co., Ltd. (collectively, the “Purchasers”) in exchange for a total consideration of RMB 60,000,000 (approximately $9.4 million) in cash. The Purchasers have issued to Beijing REIT and REIT Holdings a promissory note in the principal amount of RMB 60,000,000, reflecting the purchase price to be paid in accordance with the equity transfer agreement. The parties entered into a supplemental agreement on December 24, 2021, providing for a revised payment schedule for the purchase price. As of December 31, 2022, we received a total of RMB 53.5 million (approximately US$7.76 million) from the purchasers with the remaining RMB 7.4 million (approximately US$1.1 million) expected to be paid by the purchasers by June 30, 2024. On December 17, 2021, we completed the disposition of REIT Changjiang following the approval of our shareholders and board of directors.

Acquisition of REIT Mingde

On December 27, 2021, REIT Technology entered into an Equity Transfer Agreement (the “Agreement”) with REIT Mingde, Xiaoping Li and Jing Peng, former shareholders of REIT Mingde and owning 99% and 1% of the equity interest of REIT Mingde prior to the Acquisition (as defined below), respectively, and together with Hainan Yile IoT, a limited liability company incorporated in mainland China and subsidiary of REIT Mingde, and Yangpu Fangyuyuan United Logistics Co., Ltd., a limited liability company incorporated in mainland China and subsidiary of REIT Mingde (“Yangpu Fangyuyuan”). REIT Mingde owned 90% of the equity interest of Yangpu Fangyuyuan and 61.55% of the equity interest of Hainan Yile IoT.

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

On February 22, 2022, ReTo issued an aggregate of 2,580,000 Common Shares to Xiaoping Li and Jing Peng (and/or their designees), at $0.61 per share, in lieu of the cash payment of an aggregate of RMB 10 million payable to Xiaoping Li and Jing Peng under the Acquisition. The 2,580,000 Common Shares represented approximately 8.45% of the issued and outstanding Common Shares of ReTo immediately prior to the issuance.

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

On October 13, 2022, the Company entered into a standstill agreement with the Investor. Pursuant to the standstill agreement, the Investor agreed not to seek to convert any portion of the Note until December 10, 2022 (the “Standstill Period”). Balance of the Note was increased by $310,500 (the “Standstill Fee”) as of the date of the standstill agreement. The parties have agreed to extend the Note and are in the process of negotiating the terms of the extension as of the date of this annual report.

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

Eco-friendly products. Unlike many of our competitors, who still use traditional materials, we use reclaimed iron tailings to manufacture our construction materials. In doing so, we help reduce environmental waste. In addition, the equipment we used to produce construction materials can recycle disposed building materials, including, without limitation, waste clay bricks and waste concrete, to manufacture construction materials.

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

Proprietary technologies and strong research and development capabilities. We have developed key technologies and knowhow in the manufacture of various types of construction materials and manufacturing equipment. We own an aggregate of 123 PRC patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), including 31 design patents, 82 utility model patents and ten invention patents. Three of our patents were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. In addition, we own 25 software copyrights in China.

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

Expand our remediation projects in mining regions. We believe there are thousands of former mining locations in China that need to be remediated and reclaimed. Abandoned ore mines contain tailings and abandoned or closed mines are normally associated with environmental concerns such as contaminated water and soil. As part of the remediation and reclamation process, we are able to assist mining companies with the disposal of tailings, and municipalities creating viable villages in former mining areas. For example, in 2015, we completed a sponge city project in Hainan Province where a village located in a former mining area was built with our eco-friendly construction materials made from iron tailings. We will continue to focus on using iron tailings in our eco-friendly construction materials and seek reclamation projects in former mining areas.

Continue to develop new products. We are committed to the research and development of new products for specific customer needs. We plan to develop advanced technologies and devices for our equipment and innovate the new type of the construction products for sponge cities, water ecological restoration and high-standard farmland construction. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives.

Increase our revenue and market share by expanding our business network internationally. In order to expand our international market share, we plan to add four to five distributors in America, Southeast Asia, and the Middle East. We plan to change our advertising strategies to reach new customers through new methods, such as digital marketing. We also plan to participate in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales.

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

Our Products and Services

Eco-Friendly Construction Materials

We manufacture eco-friendly construction materials (aggregates, bricks, pavers and tiles) through our subsidiary, Xinyi REIT, which operates our plant in Xinyi, Jiangsu Province. We refer to our construction materials as eco-friendly because we produce them from reclaimed iron mine tailings. Tailings are the materials left over after the process of separating the valuable fraction from the worthless fraction of an ore. Iron ore tailings generally consist of hard rock and sand. Waste rock and tailings constitute the largest (by volume) industrial solid waste generated in the mining process. Xinyi REIT has utilized construction and demolition waste (which is the disposed bricks and/or concrete after the old building is dismantled) as the raw materials to produce the products. By recycling iron tailings and utilizing the construction and demolition waste, we believe that our construction materials manufacturing process is a viable and environmentally friendly solution to disposal problems associated with these materials.

Traditional bricks in China consist primarily of clay, which is mixed with water and silt, pressed into a mold for shaping, then fired in a kiln, or furnace. We use reclaimed iron tailings or construction and demolition waste primarily as a substitute for rocks. Through vibration technology, with these raw materials inputted, the finished products can come out with different shape and types. Since the whole production is cured without fire, this process has the benefits of less space required for production and less pollution generated to the environment. We believe iron tailings or construction and demolition waste reduce both the density and heat conductivity of our construction materials without sacrificing their durability and strength. Our construction materials’ density and strength meet or exceed China national standards. In addition, because we use iron tailings or construction and demolition waste in the manufacturing process, we believe our construction materials are consistent with China’s recent environmental protection policies, such as energy conservation included in the 2016 China’s 14th Five-Year Plan (2021-2025).

In addition to iron tailings and construction and demolition waste, our construction materials contain river sand and granite. Our eco-friendly construction materials are produced on a fully automatic production line primarily based upon our proprietary technology.

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

Eco-friendly Construction Materials Manufacturing Equipment

We produce manufacturing equipment used to create eco-friendly construction materials. We sell our equipment to customers in China, South Asia, North America, the Middle East, North Africa and Southeast Asia. The equipment consists of large-scale fully automated production equipment with hydraulic integration. The equipment can be used to produce various types of eco-friendly construction materials that can be used for a variety of projects such as ground works, hydraulic engineering, landscape retention and wall projects.

Our equipment used to manufacture construction materials include, without limitation, the following:

●	REIT-Classic RT9A, RT9B, RT15A, RT15B. These are fully automated block production lines and can be universally used for the manufacture of bricks, tiles, pavers with and without face mix, curbstones, hollow blocks and similar construction materials.

●	REITRT10 Series Equipment. REITRT10 series equipment is used to produce bricks, tiles, pavers with and without face mix, curbstones, hollow blocks and similar construction materials.

●	Horizontal Pull Holes Device. Horizontal Pull Holes Device is used to produce interlocking bricks, water conservancy blocks and slope protection blocks.

●	REIT-I Concrete Block Splitter. Synchronized concrete block cutting machine with four blades. The blades are guided by ultra-wear resistant guide leads and driven by a large bore hydraulic drive, which lowers the operating pressure of the hydraulic unit and increases the splitting force.

●	REIT Foam Insert Device. This device is used to insert a foam plate into the mold and produce thermal insulation blocks.
●	Gravity Separator for Iron Mine. Gravity separator is used to collect iron from the mine.

Roadside Assistance Services

Following the acquisition of REIT Mingde, we, through Hainan Yile IoT, provide RSA services to drivers within Hainan Province, China, through our network of RSA services providers of tow providers and automotive repair services. Our RSA services include towing, jump start, tire change, automobile repair services, and other services. We do not directly provide the RSA services but coordinate with our contracted RSA service providers who are licensed to provide such services. Our RSA services area covers the entire island of Hainan province, including 18 cities and counties. Upon receipt of a request for RSA services, we will contact our tow providers and other RSA service providers in close proximity to the vehicles and arrange the vehicles to be towed or repaired. We operate a proprietary platform, which connects insurance companies, tow providers, automobile repair services, and other service providers as well as the drivers. The platform is accessible to users via web interface and mobile applications, consisting of a central management system, a mobile application for RSA service providers to accept orders and dispatch service teams, a mobile application for drivers to send requests and monitor status, and a mobile application for insurance companies to monitor and review the request status.

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

Software Solutions

Through Hainan Yile IoT, we are also engaged in the design, development and sales of customized software solutions based on the client specifications. We have developed the following software solutions for our clients during the fiscal years ended December 31, 2022, 2021 and 2020:

-	Logistics management system – comprehensive software solutions for the management of multimodal logistics, encompassing functions including customer management, supplier management, order management, and vehicle management.

-	Retail management system - comprehensive software solutions for retail management, including functions such as invoicing, reporting, data statistics, online marketing.

-	Fleet management system – comprehensive software solutions providing client with capabilities to manage its fleet including functions such as vehicle management, vehicle application, vehicle alarm, and location control.

-	Vehicle rental management system - comprehensive software solutions providing client with capabilities to manage its car rental services, including functions such as vehicle management, vehicle rental (rental renewal), and remote fuel and electricity disconnection.

In connection with the sales of software solutions, we also include hardware sales and/or service subscriptions based on the clients’ requirements, which are charged separately.

Our Projects

We have acted as general contractor and consultant for the construction of sponge cities since 2014 And as general contractor for ecological restoration projects since 2019. We are also responsible for the planning, construction and design of such projects.

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

Ecological Restoration Projects – Datong City, Shanxi Province

Pursuant to a strategic cooperation agreement entered into with Hunyuan County People’s Government, we have acted as the general contractor in connection with the restoration of abandoned coal mines and disposal of solid wastes in Hunyuan County, Datong City, Shanxi Province. We commenced the project in November 2019 and are in charge of the project feasibility study, design, implementation and supervision of the project. This project covers several affected villages and has an aggregate area of approximately 386 acres. We expect to complete this project by the end of 2023. We believe the completion of the project is expected to enable the local government to complete geological disaster prevention and control of an area of approximately 329 acres and reclaim land for agricultural use of approximately 133 acres, among other restoration to the environment. Upon completion of the project, we will be paid our fees upon receipt of proceeds from the sale of restored lands.

Customers

Our eco-friendly construction materials are sold only in China. Sales of construction materials accounted for $0.8 million, $1.7 million and $1.8 million of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Our primary customers for software development services are state-owned petroleum companies and telecommunications companies. The primary customers for RSA services are insurance companies with the rest being individual customers. The majority of our customers for software development services and RSA services are located in Hainan Province.

We have international customers located in Asia, India, the Middle East, North Africa and North America for our manufacturing equipment. The following is a summary of our total revenues from our continuing operations by geographic market for each of the last three years for our manufacturing equipment used to produce construction materials.

Region	2022	2021	2020
Middle East	$556,867	$50,573	$-
India	261,922	491,192	2,120,381
Pakistan	837	12,457	-
China	3,458,528	1,212,824	3,603,587
Malaysia	-	20,656	-
Maldives	20,495	-	804,112
Total	$4,298,649	$1,787,702	$6,528,080

For the year ended December 31, 2022, one customer accounted for 21% of the Company’s total revenue. For the year ended December 31, 2021, one customer accounted for 11% of the Company’s total revenue. For the year ended December 31, 2020, no single customer accounted for more than 10% of the Company’s total revenue.

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

In order to expand our international market, we plan to add four to five distributors in the Americas, Southeast Asia, and the Middle East by the end of 2023. We will transform our advertising strategies to reach new and existing customers through new methods, such as digital marketing. We also plan to participate in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales.

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

Our current market for software development and RSA services is Hainan Province. We plan to expand our offering of those services to other provinces in China through client referrals and targeted marketing.

Competition

We face significant competition in both our manufacturing equipment and construction materials markets. We have both domestic and international competitors in our manufacturing equipment market. In the international market for our manufacturing equipment our main competition is from German made manufacturing equipment. We believe our competitive strength against these competitors is the lower cost of our equipment with the same technical standards and high-quality service. Our disadvantage is that the German-made equipment has a better aesthetic appearance as compared to the equipment we manufacture. To improve the appearance of our equipment, we have collaborated with Tsinghua University and have jointly developed an aesthetic one-piece soundproof cover on our equipment and obtained patents for the design.

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

The rapidly evolving market for our software solutions is competitive and highly fragmented in certain of our regions, particularly by geography and customer segment. We compete with other developers of software solutions and services locally in Hainan and nationwide in China, such as Digital Hainan Co., Ltd., Inspur Group Co., Ltd., and Neusoft Group Co., Ltd.  Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. We believe that the key competitive factors in our market include:

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

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the years ended December 31, 2022, 2021, and 2020, we spent $960,598, $346,951 and $334,904, respectively, on research and development associated with our continuing operations. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

Quality control is an important aspect of our research and development department’s work and ensuring quality at every stage of the process has been as key driver in maintaining and developing our brand value. We have set up a separate research and development division to account for our investment in research and development. As of December 31, 2022, we employed 41 professionals in research and technology development. We expect to increase our allocation of research and development funds in an effort to enhance its core competence.

Sample research and development projects from 2020 to 2022 include the following:

Year 2020

●	A automatic palletizing system

Year 2021

●	A servo control system for cubing plant V1.0

●	A control system V1.0 for finger cart

●	An environmentally friendly permeable concrete PC brick

●	A porous sound-absorbing and noise-reducing PC brick

●	A production, processing, positioning and cutting device for PC bricks

●	A weather-resistant PC brick

●	A permeable PC brick surface layer and chamfer grinding device

●	A self-compensating shrink PC brick

Year 2022

●	A squirrel cage concrete product turning machine

●	An extra-thick surface layer bulk concrete product forming device

●	A control system and software for 3D printing V1.0

●	REITRT10 Series equipment

●	Gravity separator for iron mine

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

For the years ended December 31, 2022, 2021, and 2020, the Company purchased approximately 19%, 53%, and 43%, respectively, of its raw materials from one major supplier. If we are unable to purchase from this supplier, we do not expect we would face difficulties in locating other suppliers at substantially the same prices because alternative suppliers are readily available on the market.

Intellectual Property

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our businesses, and we rely on patent, copyrights, trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We own an aggregate of 123 PRC patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), including 31 design patents, 82 utility model patents and ten invention patents. Three of our patents were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. In addition, we own 25 software copyrights in China.

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

The Encouraging Catalogue (Edition 2022) effective on January 1, 2023, is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of 519 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

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

On January 1, 2020, the Foreign-invested Information Reporting Measures or FIE Reporting Measures came into force which replaced the FIE Record-filing Interim Measures. Pursuant to FIE Reporting Measures, foreign investors or FIEs are required to submit initial report, change report, deregistration report and annual report through enterprises registration system.

Currently, our business falls within the permitted category.

Company Law

Pursuant to the PRC Company Law, promulgated by the SCNPC on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

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

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

In December 2019, the newly revised Securities Law of the PRC clarified that direct and indirect overseas issuances and listings should comply with the relevant regulations of the State Council.

On February 17, 2023, the CSRC published the Tentative Measures and five supporting guidelines, which became effective on March 31, 2023. The Tentative Measures lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in mainland China which appointed by the issuer and such filing obligation shall be completed within three business days after the overseas listing application is submitted. The required filing materials for an initial public offering and stock exchange listing shall include, but are not limited to: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (4) if, the domestic enterprise is being investigated according to law due to suspected crimes or major violations of laws and regulations, and there is no clear conclusion; or (5) if there are material ownership disputes over the equity of the controlling shareholder or shareholders controlled by controlling shareholders and actual controllers. The Tentative Measures provide directional guidance to the PRC’s reform plan for the supervision of overseas listings. The Tentative Measures adopt an “ex-post filing mechanism” where the filer completes its filing obligation within three business days after it submits its listing application to the regulator in the place of intended listing. With respect to the domestic enterprises, non-compliance with the Tentative Measures or an overseas listing completed in breach of it may result in a warning or a fine ranging from RMB 1 million to RMB10 million. Furthermore, the directly responsible executives and other directly responsible personnel of the domestic enterprises may be warned, or fined between RMB 500,000 and RMB 5 million and the controlling shareholder, actual controllers, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB 1 million and RMB 10 million. If, during the filing process, the domestic enterprises conceal important factors or the content is materially false, and securities are not issued, they are subject to a fine of RMB1 million to RMB10 million. With respect to the directly responsible executives and other directly responsible personnel of the domestic enterprises, they are subject to a warning and fine between RMB 500,000 and RMB 5 million, and with respect to the controlling shareholder, actual controllers, and other legally appointed persons of the domestic enterprises, they are subject to a warning and fine between RMB 1 million and RMB 10 million.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration, and, which became effective on March 31, 2023. The Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination.

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

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to prior approval by or filing with the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAMS or its local counterpart, report to Ministry of Commerce and a local bank authorized by the SAFE.

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

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China, which was promulgated by the SCNPC in 1984 and latest amended on October 17, 2020. The duration of a patent right is either 10 years (utility model), 15 years (design) or 20 years (invention) from the date of application, depending on the type of patent right.

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

Office	Address	Term	Ownership	Space (m2)
Office of Beijing REIT	X-702, Runfengdeshangyuan, No. 60 Anli Road, Chaoyang District, Beijing City	April 2023-December 2023	Leased	322.24

Office for the R&D department of Beijing REIT	Room 2304, 5 Building, Luxury Times City, 168 Jixiang Road, Yanta District, Xi’an City	April 2022-March 2025	Leased	126

Office for the R&D department of Beijing REIT	Units 12001-12002, No. 1 Building, West-side of South 2nd Ring Road, Beilin District, Xi’an City		Owned	245.38

Office of REIT	22nd Floor, Xinheng Building, No. 123-8, Binhai Avenue, Longhua District, Haikou City, Hainan Province	February 2022 - January 2025	Leased	1,279.66

Land Owned by Xinyi REIT	West Area of Jizheng Avenue, North Area of Tanggang Road, Economic and Technical Development Zone, Xinyi City, Jiangsu Province	February 2017 - February 2067	Owned	74,254.61

Staff dormitory of Beijing REIT	Unit 601, Unit 1, Building 207, Huizhong Beili, Chaoyang District, Beijing City	July 2022-July 2023	Leased	68.74

Staff dormitory of REIT Ordos	Room 401, Unit 1, Building 4, Longxi County Plaza	May 2022-May 2023	Leased	94.95

Office of Hainan Kunneng Direct Supply Chain Management Co., Ltd.	Room 309, 3rd Floor, No. 211 Guoyao Road, Pudong New Area, Shanghai City	February 2022-August 2023	Leased	150

Staff dormitory of Beijing REIT	601, 3rd Floor, Building 216, Datunli, Chaoyang District, Beijing City	October 2022-October 2023	Leased	95.59

Staff dormitory of REIT Ordos	Room 1701, Building 11, Ruijing Famous Garden	October 2022-October 2023	Leased	126.01

Office of Beijing REIT	Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Wangjing Xinxing Industrial Area, Chaoyang District, Beijing City	January 2023 - January 2024	Leased	42.42

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

Overview

Our business consists of four business segments, including machinery and equipment sales, construction materials sales, municipal construction projects and technological consulting and other services, which accounted for 67%, 12%, 8% and 13% of our total revenue from our continuing operations for the year ended December 31, 2022, respectively, for 50%, 46%, 4% and 0% of our total revenue from our continuing operations for the year ended December 31, 2021, respectively, and 77%, 21%, 1% and 0% of our total revenue from our continuing operations for the year ended December 31, 2020, respectively. Our technological consulting and other services include the RSA services and software development services conducted by REIT Mingde which was acquired by us in December 2021.

Our domestic customers are throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally from our continuing operations accounted for approximately 91% and 9%, respectively, of our total sales for the year ended December 31, 2022, approximately 84% and 16%, respectively, of our total sales for the year ended December31, 2021, and approximately 67% and 33%, respectively, of our total sales for the year ended December 31, 2020. As of December 31, 2022, our equipment and machinery were sold in five countries.

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

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to our manufacturing facilities and the shipping services were not available and as a result, the Company experienced difficulty in delivering the products to customers on a timely basis. In addition, due to the COVID-19, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, or suffered disruptions in their business. Our production and sales activities returned to normal after the spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. The COVID-19 pandemic has had a significant impact on the construction sector, which is sensitive to economic cycles. The nature of the impacts and extent of the ramifications are in large part dependent upon the location of the underlying projects. Direct impacts have ranged from a slowdown of available materials and labor to suspensions and, in some instances, deferral and suspension of entire projects.

On December 7, 2022, China announced new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. Subsequently, local governments also lifted additional mobility restrictions.   While such measures have effectively reopened business within China, COVID-19’s continued existence may have significant impacts on our industry. The impact of the COVID-19 pandemic on the Company’s future financial results will depend on various factors, such as the length and severity of the crisis, potential resurgences, future government responses and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among others, all of which remain highly uncertain and unpredictable. Therefore, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Despite the on-going impact of COVID-19, our revenue increased by 80%, or approximately $2.9 million, from approximately $3.6 million for the year ended December 31, 2021 to approximately $6.5 million for the year ended December 31, 2022 due to higher machinery and equipment sales resulted from large contracts for gravity separators and revenue from RSA services and software development services which were acquired in December 2021.

Results of Operations from Our Continuing Operations

Comparison of Operation Results for the Years Ended December 31, 2022, 2021 and 2020

The following table summarizes the results of our continuing operations during the fiscal years ended December 31, 2022, 2021 and 2020, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2022		2021
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$6,169	95%	$3,318	92%	$2,851	86%
Revenue- related party customers	305	5%	282	8%	23	8%
Total revenues	6,474	100%	3,600	100%	2,874	80%
Cost of revenues- third party customers	5,195	80%	3,039	84%	2,156	71%
Cost of revenues – related parties	472	7%	175	5%	297	170%
Total cost of revenues	5,667	88%	3,214	89%	2,453	76%
Gross profit	807	12%	386	11%	421	109%
Operating expenses:
Selling expenses	3,775	58%	826	23%	2,949	357%
General and administrative expenses	8,593	133%	4,619	128%	3,974	86%
Bad debt expenses	1,711	26%	2,250	63%	(539)	(24)%
Impairment of long-lived assets	-	-%	4,344	121%	(4,344)	(100)%
Impairment of goodwill	1,019	16%	-	-	1,091	-
Research and development expense	961	15%	347	10%	614	177%
Total operating expenses	16,059	248%	12,387	344%	3,672	30%
Loss from operations	(15,252)	(236)%	(12,001)	(333)%	(3,251)	27%
Other income (expenses)
Interest expense, net	(322)	(5)%	(103)	(3)%	(219)	211%
Interest income	3	-%	2	-%	1	70%
Other income (expense), net	178	3%	(27)	(1)%	205	(759)%
change in fair value in convertible debt	(467)	(7.2)%	(1,909)	53%	1,441	(76)%
Loss from disposal of REIT Changjiang	-	-%	(6,293)	(175)%	6,293	(100)%
Gain from dissolution of subsidiaries	508	8%	-	-	508	-%
Share of losses in equity method investments	(46)	(1)%	(143)	(4)%	97	(68)%
Total other expenses, net	(146)	(2)%	(8,473)	(235)%	8,327	(98)%
Loss before income taxes	(15,398)	(238)%	(20,474)	(569)%	5,076	(25)%
Income taxes provision (benefit)	(18)	-%	3	-%	(21)	(606)%
Net loss from continuing operations	$(15,380)	(238)%	$(20,478)	(569)%	$5,098	(25)%
Net loss from discontinued operations, net of taxes	-	-	(1,596)	(44)%	1,596	(100)%
Net loss	$(15,380)	(238)%	$(22,074)	(613)%	$6,694	(30)%

	2021		2020
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$3,318	92%	$8,111	97%	$(4,793)	(59)%
Revenue- related party customers	282	8%	228	3%	54	24%
Total revenues	3,600	100%	8,339	100%	(4,739)	(57)%
Cost of revenues- third party customers	3,039	84%	6,194	74%	(3,154)	(51)%
Cost of revenues – related parties	175	5%	148	2%	27	18%
Total cost of revenues	3,214	89%	6,342	76%	(3,127)	(49)%
Gross profit	386	11%	1,998	24%	(1,612)	(81)%
Operating expenses:
Selling expenses	826	23%	1,086	13%	(259)	(24)%
General and administrative expenses	4,619	128%	3,971	48%	647	16%
Bad debt expenses	2,250	63%	910	11%	1,340	147%
Impairment of long-lived assets	4,344	121%	2,267	27%	2,077	92%
Research and development expense	347	10%	335	4%	12	4%
Total operating expenses	12,387	344%	8,569	103%	3,818	45%
Loss from operations	(12,001)	(333)%	(6,572)	(79)%	(5,429)	83%
Other income (expenses)
Interest expense, net	(103)	(3)%	(858)	(10)%	754	(88)%
Interest income	2	-%	1	-%	1	100%
Other income (expense), net	(27)	(1)%	480	6%	(507)	(106)%
change in fair value in convertible debt	(1,909)	(53)%	-	-%	(1,909)	-%
Loss from disposal of REIT Changjiang	(6,293)	(175)%	-	-%	(6,293)	-%
Gain from disposal of Gu’an REIT	-	-	2,231	27%	(2,231)	(100)%
Share of losses in equity method investments	(143)	(4)%	-	-%	(143)	-%
Total other Income (expenses), net	(8,473)	(235)%	1,854	22%	(10,327)	(557)%
Loss before income taxes	(20,474)	(569)%	(4,718)	(57)%	(15,756)	334%
Provision for income taxes	3	-%	570	7%	(567)	(99)%
Net loss from continuing operations	$(20,478)	(569)%	$(5,288)	(63)%	$(15,190)	287%
Net loss from discontinued operations	(1,596)	(44)%	(7,613)	(91)%	6,016	(79)%
Net loss	$(22,074)	(613)%	$(12,901)	(155)%	$(9,173)	71%

(All amounts, other than percentages, in thousands of U.S. dollars)

Revenues

Our total revenues from continuing operations increased by approximately $2.9 million, or 80%, to approximately $6.5 million for the year ended December 31, 2022 from approximately $3.6 million for the year ended December 31, 2021. Among our total revenue, revenue from third party customers increased by approximately $2.9 million or 86% from approximately $3.3 million for the year ended December 31, 2021 to approximately $6.2 million for the year ended December 31, 2022, while revenue from related party customers increased by $23,091 or 8% from $281,784 for the year ended December 31, 2021 to $304,875 for the year ended December 31, 2022. The significant increase in our total revenue in the year ended December 31 2022 compared to the year ended December 31, 2021 was mainly due to higher machinery and equipment sales resulted from large contracts for gravity separators and revenue from RSA services and software development services which were acquired in December 2021.

Our total revenues decreased by approximately $4.7 million, or 57%, to approximately $3.6 million for the year ended December 31, 2021 from approximately $8.3 million for the year ended December 31, 2020. Among our total revenue, revenue from third party customers decreased by approximately $4.8 million or 59% from approximately $8.1 million in 2020 to approximately $3.3 million in 2021, while revenue from related party customers increased by $52,970 or 23% from $228,814 in 2020 to $281,784 in 2021. The significant decrease in our total revenue in fiscal 2021 as compared to fiscal 2020 was mainly due to slowdown of construction industry due to financial tightness. Real estate companies in China faced challenges rolling over their debts and some went bankrupt. Construction investments were cut or delayed due to financial tightness and market pessimism. Continuous impact of COVID-19 also caused disruption in our supply chains and less demand for our products. However, we believe our eco-friendly construction materials will be in greater demand than traditional construction materials as the PRC construction market continues to grow and the PRC government increases its focus on reducing the environmental impact of construction activities, which includes, among other things, recent environmental initiatives.

The following table summarizes the results of revenues from our continuing operations by business segments for the fiscal years ended December 31, 2022, 2021 and 2020:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	December 31, 2022		December 31, 2021		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and equipment	$4,299	67%	$1,800	50%	$2,499	139%
Construction materials	806	12%	1,658	46%	(852)	(51)%
Municipal construction	527	8%	142	4%	385	271%
Technological consulting and other services	842	13%	-	-	842	-%
Total	$6,474	100%	$3,600	100%	$2,874	80%

	December 31, 2021		December 31, 2020		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and equipment	$1,800	50%	$6,456	77%	$(4,656)	(72)%
Construction materials	1,658	46%	1,777	21%	(119)	(7)%
Municipal construction	142	4%	107	1%	35	33%
Total	$3,600	100%	$8,340	100%	$(4,740)	(57)%

Machinery and Equipment

Revenue from machinery and equipment sales increased by approximately $2.5 million, or 139%, from approximately $1.8 million for the year ended December 31, 2021 to approximately $4.3 million for the year ended December 31, 2022. The increase is mainly due to increased sales from large contracts for gravity separators.

Revenue from machinery and equipment sales in our continuing operations decreased by approximately $4.7 million, or 72%, from approximately $6.5 million for the year ended December 31, 2020 to approximately $1.8 million for the year ended December 31, 2021. The decrease is mainly due to slowdown of the construction industry disruption in our supply chains and less demand for our products.

Construction Materials

Sales of our environmental-friendly construction materials decreased by approximately $0.9 million or 51% to approximately $0.8 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 due to the decrease in demand resulting from the downturn of the national construction market under the impact of COVID-19.

Sales of our environmental-friendly construction materials in our continuing operations decreased by approximately $0.1 million or 7% for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Municipal Construction

Municipal construction includes such projects known as sponge city projects. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects in our continuing operations increased by approximately $0.4 million or 271% in the year ended December 31, 2022 as compared to the year ended December 31 2021. The increase is due to overall economy recover in 2022. Revenue from municipal construction projects in our continuing operations increased by approximately $35,000 in the year ended December 31 2021 as compared to the year ended December 31 2020.

Technological Consulting and Other Services

Revenue from technological consulting and other services was approximately $0.8 million for the year ended December 31, 2022, which was generated by our newly acquired subsidiary, Hainan Yile IoT Technology Co., Ltd, a PRC limited liability company (“Hainan Yile IoT”). Hainan Yile IoT provides RSA services to drivers within Hainan Province, China, through our network of RSA services providers of tow providers and automotive repair services. Through Hainan Yile IoT, we are also engaged in the design, development and sales of customized software solutions based on the client specifications.

Cost of Revenues

Our total cost of revenues increased by approximately $2.5 million or 76% to approximately $5.7 million for the year ended December 31, 2022 from approximately $3.2 million for the year ended December 31, 2021. Cost of revenues from third party customers increased by approximately $2.2 million or 71% from approximately $3.0 million in the year ended December 31, 2021 to approximately $5.2 million in the year ended December 31, 2022, while cost of revenues from related party customers increased by approximately $0.3 million or 170% from approximately $0.2 million in the year ended December 31, 2021 to approximately $0.5 million in the year ended December 31, 2022. The increase in our total cost of revenue was in line with the increase in revenue. As a percentage of revenues, the cost of revenues decreased to 88% in the year ended December 31, 2022 from 89% in the year ended December 31, 2021.

Our total cost of revenues decreased by approximately $3.1 million or 49% to approximately $3.2 million for the year ended December 31, 2021 from approximately $6.3 million for the year ended December 31, 2020. Cost of revenues from third party customers decreased by approximately $3.2 million or 51% from approximately $6.2 million in the year ended December 31, 2020 to approximately $3.0 million in the year ended December 31, 2021, while cost of revenues from related party customers increased by $27,019 or 18% from $148,034 in the year ended December 31, 2020 to $175,053 in the year ended December 31, 2021. The decrease in our total cost of revenue was in line with the decrease in revenue. As a percentage of revenues, the cost of revenues increased to 89% in the year ended December 31, 2021 from 76% in the year ended December 31, 2020 due to increase in purchase price of raw materials and labor costs.

Cost of Revenues by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Year Ended December 31,				Variance
	2022		2021		Amount	Percentage
	Amount	% of Costs	Amount	% of Costs	Increase (Decrease)	Increase (Decrease)
Machinery and Equipment	$3,931	69%	$1,501	47%	$2,430	162%
Construction materials	905	16%	1,563	49%	(658)	(42)%
Municipal construction	486	9%	150	4%	336	224%
Other services	346	6%	-	-%	346	-%
Total	$5,668	100%	$3,214	100%	$2,454	76%

	For the Year Ended December 31,				Variance
	2021		2020		Amount	Percentage
	Amount	% of Costs	Amount	% of Costs	Increase (Decrease)	Increase (Decrease)
Machinery and Equipment	$1,501	47%	$4,430	70%	$(2,929)	(66)%
Construction materials	1,563	49%	1,901	30%	(338)	(18)%
Municipal construction	150	4%	11	-%	139	1,264%
Total	$3,214	100%	$6,342	100%	$(3,128)	(49)%

Machinery and Equipment

Cost of revenues for machinery and equipment sales increased by approximately $2.4 million, or 162%, from approximately $1.5 million for the year ended December 31, 2021 to approximately $3.9 million for the year ended December 31, 2022. The increase was primarily due to the increase in production volume, as well as increase in costs of raw materials and labor in 2022.

Cost of revenues for machinery and equipment sales decreased by approximately $2.9 million, or 66%, from approximately $4.4 million for the year ended December 31, 2020 to approximately $1.5 million for the year ended December 31, 2021. The decrease was primarily due to the decrease in production volume.

Construction Materials

Cost of revenues for sales of our environmental-friendly construction materials decreased by approximately $0.7 million, or 42%, from approximately $1.6 million for the year ended December 31, 2021 to approximately $0.9 million for the year ended December 31, 2022. The decrease was due to decrease in sales volume for construction materials sold in the downturn of the national construction market. Since we had fixed costs which did not change as a result of the change in sales, the decrease in our cost of revenues is not as significant as the decrease in the sales of construction materials.

Cost of revenues for sales of our environmental-friendly construction materials decreased by approximately $0.3 million, or 18%, from approximately $1.9 million for the year ended December 31, 2020 to approximately $1.6 million for the year ended December 31, 2021. The decrease was due to decrease in sales volume for construction materials sold in downturn of the national construction market.

Municipal Construction

Cost of revenues for sales of municipal construction projects increased by approximately $0.3 million, or 224%, from approximately $0.2 million for the year ended December 31, 2021 to approximately $0.5 million for the year ended December 31, 2022.

Cost of revenues for sales of municipal construction projects in our continuing operations amounted to approximately $150,000 and approximately $11,000 for the years ended December 31, 2021 and 2020, respectively.

Technological Consulting and Other services

Cost of revenues for technological consulting and other services amounted to approximately $0.3 million for the year ended December 31, 2022. There was no cost of technological consulting and other services for the years ended December 31, 2021 and 2020.

Gross Profit

Our gross profit increased by approximately $0.4 million, or 109%, to approximately $0.8 million for the year ended December 31, 2022 from approximately $0.4 million for the year ended December 31, 2021. Gross profit margin for our continuing operations was 12% for the year ended December 31, 2022, as compared with 11% for the year ended December 31, 2021.

Our gross profit decreased by approximately $1.6 million, or 81%, to approximately $0.4 million for the year ended December 31, 2021 from approximately $2.0 million for the year ended December 31, 2020. Gross profit margin for our continuing operations was 11% for fiscal 2021, as compared with 24% for fiscal 2020. The decrease in gross profit margin from our continuing operations was primarily attributable to significant decrease in gross profit in machinery and equipment segment due to the challenging market environment resulting from the COVID-19 pandemic which resulted in financial tightness and slowdown of the construction industry and thereby reduced demand for our products. We had to offer more competitive prices to maintain and win new customers/projects. In addition, the COVID-19 pandemic caused disruption in our supply chain, impacted our ability to timely fulfill our customer orders and led to higher fulfilment expenses.

Our gross profit and gross margin by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2022		2021		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$368	9%	$298	17%	$70	23%
Construction materials	(99)	(12)%	96	6%	(194)	(204)%
Municipal construction	41	8%	(8)	(6)%	49	(612)%
Technological consulting and other services	497	59%	-	-	497	-%
Total	$807	12%	$386	11%	$422	109%

	2021		2020		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$298	17%	$2,026	31%	$(1,728)	(85)%
Construction materials	96	6%	(124)	(7)%	220	(177)%
Municipal construction	(8)	(6)%	96	90%	(104)	(108)%
Total	$386	11%	$1,998	24%	$(1,612)	(81)%

Machinery and Equipment

Gross profit for sales of machinery and equipment products increased by approximately $70,000 to approximately $0.4 million for the year ended December 31, 2022 as compared to approximately $0.3 million for the year ended December 31, 2021. Gross profit margin for this segment was 9% and 17%, respectively, for the years ended December 31, 2022 and 2021. The decrease in gross profit margin was mainly due to the fact that we had to offer more competitive prices for our products in the challenging market environment resulting from the COVID-19 pandemic which resulted in financial tightness and slowdown of the construction industry and thereby reduced demand for our products. In addition, the COVID-19 pandemic caused disruption in our supply chain, impacted our ability to timely fulfill our customer orders and led to higher fulfilment expenses.

Gross profit for machinery and equipment products decreased by approximately $1.7 million to approximately $0.3 million for the year ended December 31, 2021 as compared to $2.0 million for the year ended December 31, 2020. Gross profit margin for this segment was 17% and 31%, respectively, for the years ended December 31, 2021 and 2020. The decrease in gross profit margin was mainly due to the fact that we had to offer more competitive prices for our products in the challenging market environment resulting from the COVID-19 pandemic which resulted in financial tightness and slowdown of the construction industry and thereby reduced demand for our products. In addition, the COVID-19 pandemic caused disruption in our supply chain, impacted our ability to timely fulfill our customer orders and led to higher fulfilment expenses.

Construction Materials

Gross loss for construction materials was approximately $0.1 million for the year ended December 31, 2022 compared to a gross profit of approximately $0.1 million for the year ended December 31, 2021. The gross profit (loss) margin for this segment was approximately (12)% for the year ended December 31, 2022 as compared to 6% for the year ended December 31, 2021.We had fixed costs which did not decrease proportionately with the revenue decrease, and thus resulted in a gross loss.

Gross profit for construction materials was approximately $0.1 million for the year ended December 31, 2021 compared to a gross loss of approximately $0.1 million for the year ended December 31, 2020. The gross profit margin for this segment was approximately 6% for the year ended December 31, 2021 as compared to (7%) for the year ended December 31, 2020. The increase in gross margin was mainly due to the reverse of approximately $0.1 million in inventory valuation, which caused decrease in our cost of revenue.

Municipal Construction

Gross profit (loss) for the municipal construction project segment was approximately $0.04 million, $(0.01) million and $0.1million for the years ended December 31, 2022, 2021 and 2020, respectively.

Technological Consulting and Other Services

Gross profit for technological consulting and other services was approximately $0.5 million for the year ended December 31, 2022. The gross profit margin for this segment was approximately 59% for the year ended December 31, 2022. There was no technological consulting and other services offered during the years ended December 31, 2021 and 2020.

Selling Expenses

For the year ended December 31, 2022, our selling expenses were approximately $3.8 million, representing a 357% increase from approximately $0.8 million in the year ended December 31, 2021. As a percentage of sales, our selling expenses were 58% and 23% for the years ended December 31, 2022 and 2021, respectively. The increase was mainly due to more marketing activities and shipping and handling fees associated with increased sales in the year ended December 31, 2022.

For fiscal 2021, our selling expenses were approximately $0.8 million, representing a 24% decrease from approximately $1.1 million in the year ended December 31, 2020. As a percentage of sales, our selling expenses were 23% and 13% for the years ended December 31, 2021 and 2020, respectively. The decrease was mainly due to fewer marketing activities and shipping and handling fees associated with decreased sales in the year ended December 31, 2021.

General and Administrative Expenses

For the year ended December 31, 2022, our general and administrative expenses were approximately $8.6 million, representing an increase of approximately $4.0 million compared to approximately $4.6 million in the year ended December 31, 2021. The increase in general and administrative expenses was mainly due to an increase of share-based compensation for services and consulting and professional fees of $4.0 million. As a percentage of revenues, general and administrative expenses were 133% and 129% of our total revenues for the years ended December 31, 2022 and 2021, respectively.

For the year ended December 31, 2021, our general and administrative expenses were approximately $4.6 million, representing an increase of approximately $0.7 million compared to approximately $4.0 million in the year ended December 31, 2020. The increase in general and administrative expenses was mainly due to an increase of share-based compensation for services and consulting and professional fees of $1.9 million, offset by decreases in other general administrative expenses. As a percentage of revenues, general and administrative expenses were 129% and 48% of our total revenues for the years ended December 31, 2021 and 2020, respectively.

Bad Debt Expenses

For the year ended December 31, 2022, our bad debt expenses were approximately $1.7 million, representing a decrease of approximately $0.5 million as compared to approximately $2.3 million in the year ended December 31, 2021. We incurred significant bad debt expenses on uncollectible accounts receivable and advance payments for fiscal 2022 and 2021, however, in fiscal 2022, the impact of COVID-19 on our customers alleviated. As a percentage of revenues, bad debt expenses were 26% and 63% of our total revenues for the years ended December 31, 2022 and 2021, respectively.

For the year ended December 31, 2021, our bad debt expenses were approximately $2.3 million, representing an increase of approximately $1.4 million as compared to approximately $0.9 million in the year ended December 31, 2020. We incurred significant bad debt expenses on uncollectible accounts receivable and advance payments due to slower or delayed payments from customers and delayed fulfillment of suppliers who were adversely affected by the COVID-19 pandemic and faced shortage in working capital. As a percentage of revenues, bad debt expenses were 63% and 11% of our total revenues for the years ended December 31, 2021 and 2020, respectively.

Research and Development Expenses

Our research and development (“R&D”) expenses were approximately $1.0 million, $0.3 million and $0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in R&D expenses in the year ended December 31, 2022 was due to more R&D projects conducted by Beijing REIT.

Impairment of Long-lived Assets

During the years ended December 31, 2022, 2021 and 2020, due to the Company’s reoccurring loss, the Company further assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an additional impairment of approximately $nil, $4.3 million and $2.3 million on its fixed assets for the year ended December 31, 2022, 2021 and 2020, respectively.

Impairment of Goodwill

For the year ended December 31, 2022, due to the slow development of REIT Mingde and its subsidiaries, the Company performed the two-step test for the REIT Mingde and its subsidiaries. In accordance with ASC 350-20, the Company recorded an impairment loss of $1,018,870 for the year ended December 31, 2022.

Interest Expense

Our interest expenses were approximately $0.3 million, $0.1 million and $0.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in interest expenses for fiscal 2022 as compared to fiscal 2021 was because of a higher loan balance in 2022 as compared to that in 2021. The decrease in interest expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was because of a lower loan balance in 2021 as compared to that in 2020.

Other Income (Expense)

Other income amounted to approximately $0.2 million in the year ended December 31, 2022, mainly representing government subsidy. We had other expense of approximately $26,991 in the year ended December 31, 2021, mainly representing acquired inventory loss related to Hainan Yile IoT. We had other income of approximately $0.5 million from our continuing operations in fiscal 2020, mainly due to approximately $0.3 million in government subsidy and recognition of certain balances over three years in customer advance as other income.

Change in Fair Value in Convertible Debt

During the years ended December 31, 2022 and 2021, change in fair value in convertible debt amounted to approximately $0.5 million and $1.9 million, respectively. There was no change in fair value of convertible debt in year ended December 31, 2020.

Share of Losses in Equity Method Investments

For the years ended December 31, 2022 and 2021, share of losses in equity method investments for Shexian Ruibo amounted to approximately $0.05 million and $0.1 million, respectively. There was no share of losses in equity method investments in the year ended December 31, 2020.

Gain (loss) from Disposal and Dissolution of Subsidiaries

The Company recognized a gain from dissolving subsidiaries of approximately $0.5 million in the year ended December 31, 2022. The Company recognized a loss from disposal of REIT Changjiang of approximately $6.3 million in the year ended December 31, 2021. The Company recognized a gain from disposal of Gu’an REIT of approximately $2.2 million in the year ended December 31, 2020.

Loss before Income Taxes

Our loss before income taxes was approximately $15.4 million for the year ended December 31, 2022, a decrease of approximately $5.1 million as compared to loss before income taxes of approximately $20.5 million for the year ended December 31, 2021. The decrease in our loss before income taxes for the fiscal year 2022 was primarily attributable to the increase in revenues and decrease in other expenses, partially offset by increased costs and operating expenses as discussed above.

Our loss before income taxes was approximately $20.5 million for the year ended December 31, 2021, an increase of approximately $15.8 million as compared to loss before income taxes of approximately $4.7 million for the year ended December 31, 2020. The increase in our loss before income taxes for the year ended December 31, 2021 was primarily attributable to the significant decrease in revenues and increased costs and expenses as discussed above.

Provision for Income Taxes

The Company’s PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the EIT Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, each of Beijing REIT and Hainan Yile IoT is recognized as a HNTE by PRC government and subject to a favorable income tax rate of 15%.

The following table reconciles the income tax expense by statutory rate to the Company’s actual income tax expense from our continuing operations:

	For the Years Ended December 31,
	2022	2021	2020
Income tax expense computed based on PRC statutory income tax rate	$(3,849,305)	$(5,118,519)	$(1,179,508)
Effect of favorable income tax rate in certain entity in PRC	181,088	889,716	(164,071)
Non-PRC entities not subject to PRC tax	1,749,333	1,564,644	401,488
Research & Development (“R&D”) tax credit	(240,150)	(260,213)	(251,178)
Non-deductible expenses - permanent difference	171,393	588,191	826,034
Change in valuation allowance	1,970,079	2,339,650	937,209
Income tax expenses	$(17,562)	$3,469	$569,974

Net Loss

Our net loss from continuing operations amounted to approximately $15.4 million, $20.5 million and $5.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our net loss from discontinued operations amounted to approximately $nil, $1.6 million and $7.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total net loss amounted to approximately $15.4 million, $22.1 million and $12.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2022, the Company reported a net loss of approximately $15.4 million. As of December 31, 2022, the Company had a working capital deficit of approximately of $10.1 million.

As of December 31, 2022, the Company had outstanding bank loans of approximately $1.3 million from a PRC bank. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted.

As of December 31, 2022, the Company had cash of approximately $0.1 million. In addition, the Company had outstanding accounts receivable of approximately $2.2 million (including accounts receivable from third-party customers of $2.1 million and accounts receivable from related party customers of approximately $0.1 million), of which approximately $0.3 million, or 7.7%, had been subsequently collected between January and April 2022, and became available for use as working capital. As of December 31, 2022, the Company had outstanding bank loans of approximately $1.3 million from a PRC bank.

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

Based on the reasons above, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

Cash Flows for Years Ended December 31, 2022, 2021 and 2020

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	December 31, 2022	December 31, 2021	December 31, 2020
Net cash (used in) provided by operating activities	$(9,962)	$(2,764)	$248
Net cash provided by (used in) investing activities	4,243	(1,743)	944
Net cash provided by (used in) financing activities	4,756	4,048	(1,178)
Effect of exchange rate changes on cash and cash equivalents	620	(204)	121
Net (decrease) increase in cash and cash equivalents	(344)	(663)	135
Cash and restricted cash, beginning of the year	457	1,121	986
Cash and restricted cash, end of the year	114	$458	$1,121
Less: cash and cash equivalents, restricted cash of discounted operations at end of period	-	-	63
Cash and cash equivalents, restricted cash of continued operation, at end of period	$114	$458	$1,058

Operating Activities

Net cash used in operating activities was approximately $10.0 million in the year ended December 31, 2022. Net cash used in operating activities in the year ended December 31, 2022 mainly consisted of net loss from continuing operation of approximately $15.4 million, adjustments of non-cash items of approximately $8.3 million, an increase of approximately $2.7 million in accounts receivable, a decrease of approximately $0.1 million in inventories, an increase of approximately $0.7 million in advance from customers, an increase of approximately $0.7 million in accounts payable, a decrease of approximately $0.2 million in accrued expenses and other liabilities, and a decrease of approximately $0.6 million in taxes payable.

Net cash used in operating activities was approximately $2.8 million in the year ended December 31, 2021. Net cash provided by operating activities in the year ended December 31, 2021 mainly consisted of net loss from continuing operation of approximately $20.5 million, adjustments of non-cash items of approximately $18.2 million, a decrease of approximately $0.7 million in accounts receivable, a decrease of approximately $1.2 million in advance to suppliers, a decrease of approximately $1.4 million in advance from customers, an increase of approximately $1.1 million in accounts payable, an increase of approximately $1.0 million in accrued expenses and other liabilities, and a decrease of approximately $0.2 million in deferred grants.  Net cash provided by discontinued operating activities was approximately $2.7 million.

Net cash provided by operating activities was approximately $0.2 million in the year ended December 31, 2020. Net cash provided by operating activities in the year ended December 31, 2020 mainly consisted of net loss of approximately $5.3 million, adjustments of non-cash items of approximately $3.0 million, a decrease of approximately $3.9 million in accounts receivable, an increase of approximately $0.4 million in advance from customers, an increase of approximately $1.1 million in accrued expenses and other liabilities, an increase of approximately $0.7 million in tax payable, offset by an increase of approximately $1.2 million in advance to suppliers, a decrease of approximately $1.8 million in accounts payable and, and an increase of approximately $0.7 million in prepayments and other assets. Net cash provided by discontinued operating activities was $6,990.

Investing Activities

Net cash provided by investing activities was approximately $4.2 million for the year ended December 31, 2022. During the year ended December 31, 2022, the Company paid approximately $1.3 million on software and received proceeds from disposal of subsidiaries of approximately $5.7 million.

Net cash used in investing activities was approximately $1.7 million for the year ended December 31, 2021. During the year ended December 31, 2021, the Company paid approximately $2.6 million on the construction in progress (“CIP”) and received proceeds from disposal of subsidiaries of approximately $2.6 million. Net cash used in discontinued investing activities was approximately $1.8 million.

Net cash provided by investing activities was approximately $0.9 million for the year ended December 31, 2020. During the year ended December 31, 2020, we paid approximately $2.6 million for the acquisition of a 41.67% ownership interest in Shexian Ruibo and received approximately $3.8 million for disposition of Gu’an REIT. Net cash used in discontinued investing activities was approximately $0.2 million.

Financing Activities

Net cash provided by financing activities was approximately $4.8 million for the year ended December 31, 2022, including proceeds from bank loans of approximately $0.7 million, proceeds of approximately $3.0 million from issuance of a convertible note, proceeds from third-party loans of approximately $1.8 million, proceeds received from share issuance of approximately $3.6 million, offset by repayment of bank loans of approximately $1.5 million, net loan payment to related parties of approximately $1.3 million, payments to non-controlling shareholders of approximately $1.9 million for purchasing non-controlling interest of a subsidiary, and repayment of third-party loans of approximately $1.0 million.

Net cash provided by financing activities was approximately $4.0 million for the year ended December 31, 2021, including proceeds from bank loans of approximately $2.3 million and proceeds of approximately $3.7 million from issuing convertible loans, proceeds from third party loans of approximately $0.8 million, offset by repayment of bank loans of approximately $7.2 million and net loan payment to related parties of approximately $0.3 million.    Net cash provided by discontinued financing activities was approximately $4.7 million.

Net cash used in financing activities was approximately $1.9 million for the year ended December 31, 2020, including proceeds from bank loans of approximately $11.0 million, offset by repayment of bank loans of approximately $13.2 million and net repayment to related parties of $38,835. Net cash provided by discontinued financing activities was approximately $0.4 million.

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,066,554 and $1,230,387 as of December 31, 2022 and 2021, respectively.

Capital Expenditures

We had capital expenditures of approximately $1.5 million, $2.6 million, and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, for purchases of equipment and intangible assets in connection with our business activities.

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

Accounts Receivable, Net

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the ongoing COVID-19 pandemic and spread, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of December 31, 2021. As a result, allowance for uncollectible balances amounted to $1,771,761 and $904,052 as of December 31, 2022 and 2021, respectively.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. Given the Company’s net loss position in fiscal 2022, 2021 and 2020, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $nil, $4.3 million and $2.3 million on these fixed assets for the year ended December 31, 2022, 2021 and 2020, respectively, based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs.

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2022, 2021 and 2020.

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

As of December 31, 2022 and 2021, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Stock-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name (1)	Age	Position

Hengfang Li (2)	60	Chief Executive Officer and Chairman of the Board

Guangfeng Dai (2)	62	President, Chief Operating Officer and Director

Zhizhong Hu (2)	60	Chief Technology Officer and Director

Degang Hou	61	Chief Internal Control Officer

Yue Hu	33	Chief Financial Officer

Tonglong Liu (3) (5) (6) (7)	59	Director

Baoqing Sun (3) (5) (6) (7)	60	Director

Lidong Liu (4) (5)	51	Director

Austin Huang (4) (6) (7)	65	Director

(1)	Each individual’s business address is c/o Beijing REIT Technology Development Co., Ltd., Building X-702, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director, whose term will expire at the 2025 annual meeting of shareholders.

(3)	Class B director, whose term will expire at the 2024 annual meeting of shareholders.

(4)	Class A director, whose term will expire at the 2023 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

Yue Hu. Ms. Hu has served as Chief Financial Officer of ReTo since August 2022. She has worked in Beijing REIT Technology Development Co., Ltd., a wholly owned subsidiary of ReTo, as an assistant to the management since May 2019, and has assisted with preparation and filing of periodic reports of the Company to the Securities and Exchange Commission. From March 2015 to December 2016, Ms. Hu worked in Gu’an REIT Machinery Manufacturing Co., Ltd., a former wholly owned subsidiary of the Company, as a procurement specialist, in charge of purchasing accessories needed for production and processing. Ms. Hu received her Bachelor’s degree in Accounting from Xi’an Siyuan University.

Tonglong Liu. Mr. Liu has served as an independent director of the Company since November 2022. Mr. Liu has also served as the Chief Executive Officer and Chairman of Beike Huizhi Software Technology Co., Ltd., a private company, since June 2018. From December 2012 to June 2018, he served as the Vice President of Great China of Dassault Systèmes S.A., a software solutions provider. Mr. Liu was with PTC, Inc. (formerly Parametric Technology Corporation) (China), a computer software and services company, from March 1993 to November 2012, where he served as the Application Engineer from March 1993 to March 1995, Sale Representative from March 1995 to September 1996, District Manager of North China from September 1996 to September 1999, Reginal Director of North China from September 1999 to September 2002, Senior Regional Director of North China from September 2002 to September 2005, Area Vice President of China from September 2005 to September 2008, and Senior Vice President of China from September 2008 to September 2012. Prior to that, Mr. Liu worked at Computer Application Research Institute, NORICO Group from February 1988 to February 1993 where, he served as Engineer from February 1988 to February 1990 and as the Deputy Director of Computer Aided Design software research division from February 1990 to February 1993. Mr. Liu received his master’s degree and bachelor’s degree from the Department of Vehicle Engineering of Beijing Institute of Technology.

Baoqing Sun. Mr. Sun has served as an independent director of the Company since November 2022. Before retiring in 2014, Mr. Sun served as the Deputy Director of Gu’an County Transportation Bureau from March 2003 to April 2014, where he was responsible for political and administration affairs, matters regarding transportation technology, transportation combat readiness, and highway stations. He was also responsible for construction and maintenance of national and provincial main lines and local highways. Prior to that, Mr. Sun served as the Director of Economic Commission, Deputy Secretary of the Committee, Secretary of the Disciplinary Committee, and Deputy Mayor of Gu’an Town, Gu’an County, from March 2001 to March 2003, from June 2000 to March 2001, from December 1999 to June 2000, and from December 1999 to April 1995, respectively, where he was mainly handling town affairs such as town enterprises, taxation, or market development. From April 1995 to May 1996, he was the Deputy General Manager of Langfang Sanhe Food Co., Ltd. Mr. Sun served as the Clerk of Gu’an County Labor and Personnel Bureau from June 1984 to April 1995 and worked in Gu’an County Transportation Bureau Second Automobile Team Overhaul Workshop from July 1983 to June 1984. Mr. Sun obtained a bachelor’s degree in mechanical engineering automotive from Hebei Institute of Technology.

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

Family Relationship

There are no family relations among any of our officers or directors, except that Yue Hu is Zhizhong Hu’s daughter. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation.

Executive Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers is measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

In 2022, we expensed an aggregate of approximately $479,235 as salaries to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

Employment Agreement of Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on December 31, 2021 (the “Hu Employment Agreement”), pursuant to which Mr. Hu serves as the Chief Technology Officer of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Hu Employment Agreement, Mr. Hu is entitled to annual compensation of RMB 700,000 (approximately $102,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

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

Employment Agreement with Yue Hu

The Company entered into an employment agreement with Ms. Hu on August 15, 2022 providing for Ms. Hu to serve as the Company’s Chief Financial Officer (the “Hu Employment Agreement”) for a term from August 15, 2022 to August 14, 2025. Pursuant to the terms of the Hu Employment Agreement, Ms. Hu will be entitled to an annual compensation of RMB180,000 (approximately $26,500) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. The Hu Employment Agreement may be terminated in accordance with the PRC Labor Contract Law and relevant local regulations in Beijing.

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

During the fiscal year ended December 31, 2022, 1,025,000 Common Shares were issued pursuant to the 2018 Share Incentive Plan, and 3,000,000 Common Shares were issued pursuant to the 2021 Share Incentive Plan.

See Item 6.E for a description of our 2018 Share Incentive Plan, 2021 Share Incentive Plan and the 2022 Share Incentive Plan.

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors shall face re-election at our 2023 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors faced re-election at our 2024 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2025 annual general meeting of shareholders and every three years thereafter.

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

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. Baoqing Sun, Tonglong Liu, Lidong Liu and Austin Huang are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide benefits upon termination of employment.

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

Baoqing Sun and Tonglong Liu serve on all three Committees, Austin Huang serves on the Nominating Committee and Compensation Committee, Lidong Liu serves on the Audit Committee. Austin Huang chairs the Nominating Committee and the Compensation Committee and Lidong Liu chairs the Audit Committee. Lidong Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

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

As of December 31, 2022, we had a total of 116 full-time employees. Among these employees, we had 35 employees in management, 22 employees in sales and marketing, 41 employees in research and development, 14 employees in manufacturing and installation and four employees in administration. All of these employees were located at our facilities in Beijing, Hainan and Xinyi, China. We had a total of 115 and 139 full-time employees as of December 31, 2021 and 2020, respectively. We did not hire any part-time employees during the fiscal years ended December 31, 2022, 2021 and 2020. Our employees are not represented by a labor organization or covered by a collective bargaining agreement.

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

The following tables set forth certain information with respect to the beneficial ownership of our Common Shares as of April 28, 2023, for:

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

Applicable percentage ownership prior is based on 53,787,689 Common Shares outstanding as of the date of this annual report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers
Hengfang Li(1)	2,646,264	4.9%
Guangfeng Dai(2)	1,620,632	3.0%
Zhizhong Hu(3)	1,355,632	2.5%
Degang Hou(4)	1,155,632	2.1%
Yue Hu(5)	25,000	*
Tonglong Liu	-	-
Baoqing Sun	-	-
Lidong Liu(5)	10,000	*
Austin Huang(6)	40,000	*
All directors and executive officers as a group (nine persons)	6,853,161	12.7%
Other 5% or greater beneficial owners
REIT International Development (Group) Co., Limited	3,903,161	7.3%

*	Less than 1%.

(1)	Represents (i) approximately 1,561,264 Common Shares held through REIT International Development (Group) Co, a Hong Kong limited liability company (“REIT International”). Mr. Li holds a 40% ownership of REIT International and has the voting and investment power with respect to 40% of the 3,903,161 Common Shares held by REIT International; (ii) 10,000 Common Shares held through Soothie Holdings Limited, a British Virgin Islands company, controlled by Mr. Li; (iii) 225,000 Common Shares held by Mr. Li directly; (iv) 600,000 Common Shares granted to Mr. Li under the 2021 Share Incentive Plan; and (v) 250,000 shares granted to Mr. Li under the 2022 Share Incentive Plan.

(2)	Represents (i) approximately 780,632 Common Shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,903,161 Common Shares held by REIT International; (ii) 150,000 Common Shares held by Mr. Dai directly; (iii) 440,000 Common Shares granted to Mr. Dai under the 2021 Share Incentive Plan; and (iv) 250,000 shares granted to Mr. Dai under the 2022 Share Incentive Plan.

(3)	Represents (i) approximately 780,632 Common Shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,903,161 Common Shares held by REIT International; (ii) 125,000 Common Shares held by Mr. Hu directly; (iii) 300,000 Common Shares granted to Mr. Hu under the 2021 Share Incentive Plan; and (iv) 150,000 Common Shares granted to Mr. Hu under the 2022 Share Incentive Plan.

(4)	Represents (i) approximately 780,632 Common Shares held through REIT International. Mr. Hou holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,903,161 Common Shares held by REIT International; (ii) 125,000 Common Shares held by Mr. Hou directly; and (iii) 200,000 Common Shares granted to Mr. Hou under the 2021 Share Incentive Plan; and (iv) 50,000 Common Shares granted to Mr. Hou under the 2022 Share Incentive Plan.

(5)	Represents Common Shares granted under the 2022 Share Incentive Plan.

(6)	Represents (i) 30,000 Common Shares held by Mr. Huang directly; and (ii) 10,000 Common Shares granted to Mr. Huang under the 2022 Share Incentive Plan.

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

The Company issued an aggregate of 975,000 Common Shares under the 2018 Share Incentive Plan as of December 31, 2021. The Company issued an aggregate of 2,000,000 Common Shares under the 2018 Share Incentive Plan as of December 31, 2022. As of April 28, 2023, there were no shares available for issuance under the 2018 Incentive Plan.

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

Types of Awards

Awards under the 2018 Share Incentive Plan may be in the form of incentive stock options, non-statutory stock options or restricted stock awards. An option is the right to purchase shares of Common Shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

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

The Company did not issue any Common Shares under the 2021 Share Incentive Plan as of December 31, 2021. On April 22, 2022, the Company’s board of directors approved the issuance of an aggregate of 3,000,000 Common Shares to its employees, officers and directors for their services. The Company issued an aggregate of 3,000,000 Common Shares under the 2021 Share Incentive Plan as of December 31, 2022. As of April 28, 2023, there were no shares available for issuance under the 2021 Incentive Plan.

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

Amount of Awards

The maximum number of Common Shares as to which awards may be granted under the 2021 Share Incentive Plan was 3,000,000 shares.

Types of Awards

Awards under the 2021 Share Incentive Plan may be in the form of incentive stock options, non-statutory stock options or restricted stock awards. An option is the right to purchase shares of Common Shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

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

2022 Share Incentive Plan

On December 6, 2022, the Company’s shareholders approved the 2022 Share Incentive Plan, which initially allowed for issuance of up to 5,000,000 Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of Common Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of = Common Shares determined by the Compensation Committee.

The Company did not issue any Common Shares under the 2022 Share Incentive Plan as of December 31, 2022. On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 5,000,000 Common Shares to its employees, officers and directors for their services. As of April 28, 2023, there were 2,169,944 shares available for issuance under the 2022 Incentive Plan.

The following is a summary of the principal terms of the 2022 Share Incentive Plan.

Administration

The 2022 Share Incentive Plan is administered by the Compensation Committee of the Board of Directors. The 2022 Share Incentive Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the company’s needs. Subject to the terms of the 2022 Share Incentive Plan, the Compensation Committee has the discretion to determine the terms of each award.

Amount of Awards

The maximum number of Common Shares as to which awards may be granted under the 2022 Share Incentive Plan is 5,000,000 shares. The 2022 Share Incentive Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2023 fiscal year, in an amount equal to the lesser of (i) a number equal to 5% of the aggregate number of Common Shares outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as is determined by the compensation committee. The automatic share reserve feature and any provisions that are or would create a “formula” plan for purposes of Nasdaq listing requirements will operate only until the ten-year anniversary of the earlier of the initial adoption of the 2022 Share Incentive Plan by the Board or the approval of the 2022 Share Incentive Plan by our shareholders, and therefore no automatic share reserve increase will be added after the increase on the first day of our 2032 fiscal year.

Types of Awards

Awards under the 2022 Share Incentive Plan may be in the form of incentive stock options, non-statutory stock options or restricted stock awards. An option is the right to purchase shares of the Company’s Common Shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

Participants

Employees of the Company, executive officers, non-employee directors and consultants may all be selected by the Compensation Committee to receive awards under the 2022 Share Incentive Plan. The benefits or amounts that may be received by or allocated to participants under the 2022 Share Incentive Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

Termination and Amendment

The Compensation Committee may terminate the 2022 Share Incentive Plan at any time. If not sooner terminated by the Board of Directors, the 2022 Share Incentive Plan will terminate on the tenth anniversary of its effective date.

The 2022 Share Incentive Plan may be amended by the Board of Directors, but without further approval by the shareholders of the Company, the Board shall not amend the 2022 Share Incentive Plan in any manner that requires shareholder approval. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related party transactions.

The related party transactions for the years ended December 31, 2022, 2021 and 2020 are identified as follows:

(1)	Related parties relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT India
Shexian Ruibo	The Company owns 41.67% ownership interest in Shexian Ruibo
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by Ms. Hong Ma
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by Mr. Hengfang Li
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	Hainan Yile IoT owns 45% ownership interest in this company
Zhongtou REIT Information Service (Beijing) Co., Ltd	An entity controlled by Mr. Xinyang Li and Ms. Xinran Li, children of Mr. Hengfang Li
Handan Ruisheng Construction Material Technology Co., Ltd.	An entity controlled by Shexian Ruibo

(2)	Due to related parties

The balance of due to related parties were as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Mr. Hengfang Li	$208,225	$472,439	$1,019,469

(3)	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	December 31, 2022	December 31, 2021	December 31, 2020
Accounts receivable – related party
REIT International Trading Co. Ltd	$-	$-	$199,999
Q Green Techcon Private Limited	-	2,981	-
Hunyuan Baiyang Food Co., Ltd.	37,048	40,088	-
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	46,688	50,520	-
Total accounts receivable from related party	$83,736	$93,589	$199,999

The Company fully collected the accounts receivable as of December 31, 2022 from related parties as of the date of this annual report.

(4)	Advance to suppliers, related party

Advance to suppliers, related party, consisted of the following:

	December 31, 2022	December 31, 2021	December 31, 2020

Q Green Techcon Private Limited	$15,310	$174,099	$162,014
Shexian Ruibo Environmental Science and Technology Co., Ltd.*	3,769,138	3,656,118	3,872,110
Handan Ruisheng Construction Material Technology Co., Ltd.	2,588	12,403	-
Total	$3,787,036	$3,832,421	$4,034,124

*	The balance represents the Company’s purchase advances for eco-friendly materials and equipment supplied by Shexian Ruibo.

(5)	Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	December 31, 2022	December 31, 2021	December 31, 2020

Shexian Ruibo Environmental Science and Technology Co., Ltd.	$-	$-	$153,344
Zhongtou REIT Information Service (Beijing) Co., Ltd	-	10,199	-
Total	$-	$10,199	$153,344

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended December 31,
	2022	2021	2020

Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	$215,693	$-	$-
Shexian Ruibo	82,453	61,177	228,814
Q Green Techcon Private Limited	6,729	220,607	-
Total	$304,875	$281,784	$228,814

Cost of revenue associated with the sales to these related parties amounted to $471,849, $175,053 and $148,034 for the years ended December 31, 2022, 2021 and 2020, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended December 31,
	2022	2021	2020

Q Green Techcon Private Limited	$266,544	$228,838	$1,039,152
Shexian Ruibo	1,141,377	235,946	1,837,841
Total	$1,407,921	$464,784	$2,876,993

(8)	Other related party transactions

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

In 2018, a financial intermediary and Xinyi REIT began negotiations towards a potential cooperation where the financial intermediary would introduce potential investors to facilitate investment in Xinyi REIT’s business. In December 2018, an investor invested RMB 1,000,000 (approximately $0.15 million) in Xinyi REIT through this financial intermediary. Xinyi REIT rejected this investment and returned the total investment funds it received to the investor and informed the financial intermediary to cease facilitating investments from other investors. In addition, despite there not being a final mutual agreement between the parties, it appears the financial intermediary may have acquired investment funds in the aggregate amount of RMB 15,450,000 (approximately $2.15 million) from certain investors, and Xinyi REIT did not receive any funds from these investments.

Mr. Hengfang Li, the Company’s Chief Executive Officer and Chairman, has agreed to assume full responsibility for liabilities, if any, and assume the creditor’s rights for these claims on behalf of the Company for any legal claims or lawsuits against the Company due to these investments. In May 2020, Mr. Li paid RMB 300,000 (approximately $44,000) to an investor in a lawsuit against Xinyi REIT to return the investment funds. In 2022 and 2023, a few other investors brought legal actions against Xinyi REIT for the same claim and judgments were rendered in their favor. Subsequently, Xinyi REIT appealed these judgments, and the appeals are still pending in higher courts as of the date of this annual report. The Company does not believes that any liability resulting from the outcome of such proceedings, if any, will have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

On April 8, 2022, Beijing REIT reached a settlement with the minority shareholder of Xinyi REIT for the lawsuit filed by the minority shareholder of Xinyi REIT in respect of the buy-back of the 30% equity interest of Xinyi REIT held by the minority shareholder. Pursuant to the settlement, Beijing REIT agreed to pay an aggregate amount of RMB18 million to purchase the 30% equity interest. The purchase price is payable in four installments of RMB 4 million, RMB 4 million, RMB 5 million, and RMB 5 million, due by April 19, 2022, June 30, 2022, September 30, 2022, and December 31, 2022, respectively. The Company had paid RMB 13 million (approximately $1.9 million) as of December 31, 2022. As of December 31, 2022, the balance amounted to RMB 5 million (approximately $0.7 million). The Company further paid RMB 3 million (approximately $0.4 million) in 2023. However, as of the date of this annual report, the remaining balance of RMB 2 million (approximately $0.3 million) is due by Beijing REIT.

On April 11, 2023, a local court order was issued to Beijing REIT and its legal representative to restrict them from frivolous spending. We are actively negotiating the settlement with the party who initiated the court order and we do not believe this matter will have a material adverse effect on the Company’s consolidated financial position or results of operations.

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

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Beijing REIT, REIT Technology and REIT Ordos are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

The Company has elected to recognize the March Debenture at fair value and therefore there was no further evaluation of embedded features for bifurcation. The March Debenture was fully converted into 2,369,501 Common Shares of the Company for the year ended December 31, 2022.

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

The Debenture Holder may convert the July Debenture in its sole discretion to Company’s Common Shares at any time at the lower of $1.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “July Debenture Floor Price”). The Debenture Holder may not convert any portion of the July Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and Common Shares, provided that such limitation may be waived by the Debenture Holder with a 65 days’ notice. Any time after the issuance of the July Debenture that the daily VWAP is less than the July Debenture Floor Price for a period of 10 consecutive trading days (each such occurrence, a “July Debenture Triggering Event”) and only for so long as such conditions exist after a July Debenture Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the July Debenture Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the July Debenture Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. The principal balance of $1,130,000 of the July Debenture was converted into 1,385,533 Common Shares of the Company for the year ended December 31, 2021. The remaining balance of $1,370,000 of the July Debenture was converted into 1,068,078 Common Shares of the Company during the year ended December 31, 2022.

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

On October 13, 2022, the Company entered into a standstill agreement with the Investor. Pursuant to the standstill agreement, the Investor agreed not to seek to convert any portion of the Note During the Standstill Period. Balance of the Note was increased by $310,500 as of the date of the standstill agreement.

The principal balance of $10,000 of the Note was converted into 290,773 Common Shares of the Company on December 20, 2022. Subsequently from February to April 2023, the principal balance of $350,000 of the Note was converted into 1,388,804 Common Shares of the Company. The parties have agreed to extend the Note and are in the process of negotiating the terms of the extension as of the date of this annual report.

Equity Transfer Agreement dated December 27, 2021

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Development —Acquisition of REIT Mingde.”

Consulting Agreement

On April 21, 2021, the Company entered into that certain three-year consulting agreement (the “Consulting Agreement”) with Geniusland International Capital Ltd. (the “Geniusland”) in connection with Company’s corporate strategy on the Nasdaq Stock Market. Pursuant to the agreement, the Company issued an aggregate of 1,000,000 Common Shares to Geniusland and its designees for services rendered. The Consulting Agreement was superseded by the Supplemental Consulting Agreement described below.

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

Lease Agreement

On November 25, 2021, REIT Technology entered into a lease agreement (“Lease”) with Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear Power”) to lease an office space of 1,279.66 square meters, located at the 22nd Floor, Xinheng Building, No. 123-8, Binhai Avenue, Longhua District, Haikou City, Hainan Province, China. The Lease has a term of three years from February 1, 2022 to January 31, 2025. If REIT Technology intends to renew the Lease, REIT shall notify Hainan Nuclear Power two months earlier in writing. Hainan Nuclear Power shall notify REIT Technology of its intention to sell the leased property at least 90 business days in advance, under which circumstances, REIT Technology shall have the priority right to purchase the leased property, If Hainan Nuclear terminates the Lease earlier without cause, it shall notify REIT Technology 60 days in advance and refund REIT Technology with the balance of the paid rent and security deposit and pay a liquidated damage equal to 100% of the security deposit to REIT Technology. If REIT Technology terminates the Lease earlier, it shall notify Hainan Nuclear Power at least 60 days in advance and forfeit the paid rent and the security deposit.

Settlement Agreement

For a description of the terms of this agreement, see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal and Administrative Proceedings.”

Hainan Tashanshi Agreement

On May 25, 2022, the Company entered into a securities purchase agreement with Hainan Tashanshi, pursuant to which the Company agreed to sell to Hainan Tashanshi an aggregate of 5,970,000 Common Shares at $0.60 per share, for aggregate gross proceeds of $3,582,000. The transaction was closed on May 25, 2022 and the Company issued 5,970,000 Common Shares to the designees of Hainan Tashanshi.

2023 Consulting Agreements

On February 27, 2023, the Company entered into a consulting service agreement with Express Transportation Ltd. (“ETL”). Pursuant to the agreement, ETL has agreed to provide feasibility, analysis and risk management services on investment project in mainland China in exchange for 2,000,000 Common Shares, which were issued on March 8, 2023.

On February 27, 2023, the Company entered into a consulting service agreement with Maxleed Investment Holding Ltd. (“MIHL”). Pursuant to the agreement, MIHL has agreed to provide strategy, due diligence, business expansion and optimization services in exchange for 2,000,000 Common Shares, which were issued on March 8, 2023.

Other than those set forth above and those described elsewhere in this annual report, we did not have any other material contracts.

D.	Exchange controls.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003), as amended on July 26, 2022. Under these regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the MOFCOM or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in mainland China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

According to the Interim Regulations on Statistics and Supervision of Foreign Debt promulgated by the State Council and latest amended on November 29, 2020, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003 and latest amended on July 26, 2022, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

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

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2018.

Under these regulations, enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and an enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

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

PRC Enterprise Income Tax

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007 (effective as of January 1, 2008 and was last amended on February 24, 2017 (effective on the same day) and on December 29, 2018 (effective on the same day), respectively. The income tax for both domestic and foreign-invested enterprises on their global income is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008 and partly amended on April 23, 2019 further clarifies the calculation of the income tax on different types of incomes and permit certain HNTEs strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

On January 29, 2016, the PRC Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (2016 Version) (the “Certifying Measures”), which retroactively became effective on January 1, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the PRC government and set forth by certain departments of the PRC State Council. Beijing REIT, Hainan Yile IoT and IoV Technology Research were granted the HNTE qualifications valid until December 2025, October 2023 and October 2025, respectively. There can be no assurance, however, that Beijing REIT and Hainan Yile IoT will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke the “HNTE” status of Beijing REIT, Hainan Yile IoT or IoV Technology Research in the future.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2023. Our actual PFIC status for the current taxable years ending December 31, 2023 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.  PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Information Reporting and Backup Withholding

Dividend payments with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

I.	Subsidiary information.

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates.

As of December 31, 2022, we had $1.3 million in outstanding debt borrowings, with effective interest rates between 5.50% and 7.3590%. As of December 31, 2021, we had $2.4 million in outstanding debt borrowings, with effective interest rates between 4.55% and 8.5%. As of December 31, 2020, we had $15.9 million in outstanding debt borrowings, with effective interest rates ranging from 5.0025% to 19.2%.

As of December 31, 2022, if interest rates change by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB51,603 ($7,668) lower/higher, respectively, mainly as a result of higher/lower interest expenses incurred on the outstanding debt borrowings.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. The average exchange rate for US$ against Chinese RMB has changed from US$1.00 for RMB6.4508 in fiscal 2021 to US $1.00 for RMB6.7290 in fiscal 2022. The exchange rate was US$1.00 for RMB6.8972 as of December 31, 2022. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2021, our revenue, cost of revenue and total expenses, including selling expenses, general administrative expenses, bad debt expense and research and development expenses, for the year ended December 31, 2022 would decrease by approximately $280,000, $245,000 and $694,000, respectively.

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

Credit Risk

As of December 31, 2022, we had cash and cash equivalents of $0.1 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

As of December 31, 2022 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective due to the material weaknesses identified below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2022 due to material weaknesses relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of an effective review by management for the year ended accounting close and reporting.

Remediation Activities and Plans

The Company is in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses that have we identified, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; iii) implementing new policies and procedures to standardize relevant processes, and (iv) enhancing our internal recordkeeping.

Since initially identifying the material weaknesses, we have improved our internal control environment in the following ways:

(i)	Management engaged certain qualified consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the Company’s financial reporting and U.S. GAAP and SEC reporting training; and

(ii)	Management strengthened the application of critical accounting policies and implemented new critical accounting policies to support the financial reporting and disclosure.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in Internal Control over Financial Reporting.

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

Item 16C. Principal Accountant Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by YCM CPA Inc., our independent registered public accounting firm, for the periods indicated.

	December 31, 2022	December 31, 2021
Audit fees(1)	$190,000	$190,000
Audit-Related fees	-	-
Tax fees	-	-
All other fees(2)	-	-
Total	$190,000	$190,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by YCM CPA Inc., our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

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

During the two fiscal years ended December 31, 2020 and December 31, 2019 and the subsequent interim period from January 1, 2021 through March 15, 2021, prior to the engagement of YCM, neither the Company, nor someone on its behalf, has consulted YCM regarding:

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

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (Incorporated herein by reference to Exhibit 3.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

2.1	Specimen Common Share Certificate (Incorporated herein by reference to Exhibit 4.1 to our Form F-1/A (File No. 333-219709) filed on November 13, 2017)

2.2	Description of Securities Registered under Section 12 of the Exchange Act. (Incorporated herein by reference to Exhibit 2.2 to our Form 20-F filed on October 30, 2020)

3.1	Form of Shareholder’s Voting Proxy Agreement (Incorporated herein by reference to Exhibit 9.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.1	Joint Venture Agreement to Establish Xinyi REIT, dated November 17, 2014 by and between Xinyi Transport Investment Co., Ltd. and Beijing REIT Technology Development Co., Ltd. (Incorporated herein by reference to Exhibit 4.1 to our Form 20-F filed on May 2, 2022)

4.2	Translation of Supplementary Agreement Establishing Xinyi REIT (Incorporated herein by reference to Exhibit 2.8 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.3	REIT India Joint Venture Agreement (Incorporated herein by reference to Exhibit 2.9 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.4	Employment Agreement, dated December 31, 2021 by and among ReTo Eco-Solutions, Inc., Beijing REIT and Hengfang Li (Incorporated herein by reference to Exhibit 4.4 to our Form 20-F filed on May 2, 2022)

4.5	Employment Agreement, dated December 31, 2021 by and among ReTo Eco-Solutions, Inc., Beijing REIT and Guangfeng Dai (Incorporated herein by reference to Exhibit 4.5 to our Form 20-F filed on May 2, 2022)

4.6	Employment Agreement, dated December 31, 2021 by and among ReTo Eco-Solutions, Inc., Beijing REIT and Zhizhong Hu (Incorporated herein by reference to Exhibit 4.6 to our Form 20-F filed on May 2, 2022)

4.7	Employment Agreement, dated December 31, 2021 by and among ReTo Eco-Solutions, Inc., Beijing REIT and Degang Hou (Incorporated herein by reference to Exhibit 4.7 to our Form 20-F filed on May 2, 2022)

4.8	Employment Agreement, dated August 15, 2022, by and between the Company and Yue Hu (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on August 22, 2022)

4.9	Employment Agreement, dated June 3, 2021 by and between ReTo Eco-Solutions, Inc. and Lidong Liu (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on June 7, 2021)

4.10	Joint Patent Agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (Incorporated herein by reference to Exhibit 10.13 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.11	Translation of Indemnification Agreement for Housing Provident Fund (Incorporated herein by reference to Exhibit 10.15 to our Form F-1/A (File No. 333-219709) filed on October 16, 2017)

4.14	2022 Share Incentive Plan (Incorporated herein by reference to Exhibit 4.1 to our registration statement on Form S-8 filed on March 8, 2023)

4.15	Convertible Promissory Note dated March 10, 2022 issued to Streeterville Capital, LLC (Incorporated herein by reference to Exhibit 4.1 to our Current Report 6-K, filed on March 14, 2022)

4.16	Securities Purchase Agreement dated March 10, 2022 by and between ReTo Eco-Solutions, Inc. and Streeterville Capital, LLC (Incorporated herein by reference to Exhibit 10.1 to our Current Report 6-K, filed on March 14, 2022)

4.17	Amendment to Convertible Promissory Note dated March 28, 2022 issued to Streeterville Capital, LLC. (Incorporated herein by reference to Exhibit 4.19 to our Form 20-F filed on May 2, 2022)

4.18	Translation of Equity Transfer Agreement, dated December 27, 2021 by and among REIT Technology Development Co., Ltd., Xiaoping Li, Jing Peng, REIT Mingde, Hainan Yile IoT and Yangpu Fangyuyuan (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K, filed on January 4, 2022)

4.19	Subscription Agreement dated February 17, 2022, by and between ReTo Eco-Solutions, Inc and Xiaoping Li (Incorporated by reference to Exhibit 99.2 to our Form SCHEDULE 13D, filed on March 4, 2022)

4.20	Securities Purchase Agreement, dated May 25, 2022, by and between ReTo Eco-Solutions, Inc. and Hainan Tashanshi Digital Information Co., Ltd (Incorporated by reference to Exhibit 10.1 to our Form 6-K, filed on June 1, 2022)

4.21	Translation of Lease Agreement, dated November 25, 2021, by and between REIT Technology Development Co., Ltd and Hainan Nuclear Power Co., Ltd (Incorporated herein by reference to Exhibit 4.23 to our Form 20-F filed on May 2, 2022)

4.22*	Translation of Lease Agreement, dated March 25, 2023, by and between Beijing REIT Technology Development Co., Ltd and Cheng Zhang

4.23	Settlement Agreement, dated April 8, 2022, by and among Beijing REIT Technology Development Co., Ltd., Xinyi Traffic Investment Co., Ltd. and REIT New Materials Xinyi Co., Ltd. (Incorporated herein by reference to Exhibit 4.24 to our Form 20-F filed on May 2, 2022)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated herein by reference to Exhibit 99.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

12.1*	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of the Chief Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Chief Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of YCM CPA Inc.

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer
(Principal Executive Officer)

Date: May 1, 2023

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReTo Eco-solutions, Inc.

Opinion on the Financial  Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-solutions, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company records an accumulated deficit as of December 31, 2022, and the Company currently has net working capital deficit, continued net losses and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of goodwill - Mingde Reporting Unit — Refer to Notes 2, and 5 to the financial statements

Critical Audit Matter Description

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2021 arose from its business acquisition of REIT Mingde and its subsidiaries. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist. In accordance with ASC 350-20, Intangibles-Goodwill and Other, Goodwill, (“ASC 350-20”) the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit, which is also its only reportable segment. For the year ended December 31, 2022, due to the slow development of REIT Mingde and its subsidiaries, the Company performed the two-step test for the REIT Mingde and its subsidiaries. In accordance with ASC 350-20, the Company recorded an impairment loss of $1,018,870 for the year ended December 31, 2022.

We identified goodwill impairment as a critical audit matter because the determination of the estimated future cash flows requires significant management judgment, specifically forecasting future sales, gross profits and general expenses. Changes in these estimates could have a significant impact on whether goodwill should be further evaluated for impairment and could have a significant impact on the measurement of the resulting impairment charge. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the Company’s judgments used in these estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments regarding the estimated future cash flows, specifically projection of future sales, gross margin and general expense growth assumptions included the following, among others:

(1)	We evaluated management’s ability to accurately estimate future cash flows by comparing actual results to management’s historical forecasts and internal communications regarding the Company’s business plan and strategy.

(2)	We evaluated the reasonableness of management’s estimated future cash flows by comparing the projections to historical operating results, performed independent analysis, and exercised professional judgment during our evaluation process.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781
Irvine, California
May 01, 2023

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash and cash equivalents	$113,895	$457,495
Accounts receivable, net	2,150,450	441,703
Accounts receivable, net - related party	83,736	93,589
Advances to suppliers, net	453,894	281,600
Advances to suppliers, net - related party	3,787,036	3,842,620
Inventories, net	337,798	463,731
Prepayments and other current assets	402,151	389,864
Due from related parties	208,225	-
Receivable from disposition - current	-	7,059,559
Total Current Assets	7,537,185	13,030,161

Property, plant and equipment, net	8,722,435	9,707,602
Intangible assets, net	4,869,654	4,111,029
Long-term investment in equity investee	2,503,944	2,758,228
Right-of-use assets	424,999	278,269
Goodwill	-	1,075,778
Total Assets	$24,058,217	$30,961,067

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$1,319,490	2,353,500
Convertible debt	3,922,686	1,645,000
Advances from customers	2,551,216	2,061,203
Due to a minority shareholder	725,000	-
Deferred grants - current	18,563	269,061
Accounts payable	2,624,701	2,121,313
Accounts payable - related party	-	10,199
Accrued and other liabilities	2,717,432	3,103,056
Loans from third parties	1,106,233	1,593,977
Taxes payable	2,077,088	2,599,770
Due to related parties	-	472,439
Operating lease liabilities, current	277,036	155,857
Deferred tax liability	325,593	370,856
Total Current Liabilities	17,665,038	16,756,231

Loans from third parties-noncurrent	1,160,000	-
Operating lease liabilities - noncurrent	158,650	120,558
Total Liabilities	18,983,688	16,876,789

Commitments and Contingencies

Shareholders’ Equity:
Common Share, $0.001 par value, 200,000,000 shares authorized, 43,398,885 shares and 28,965,034 shares issued and outstanding as of December 31, 2022 and 2021, respectively	43,400	28,966
Additional paid-in capital	53,331,093	46,776,170
Statutory reserve	1,066,554	1,230,387
Accumulated deficit	(47,813,206)	(33,347,984)
Accumulated other comprehensive loss	(2,388,890)	(1,135,386)
Total Shareholders’ Equity Attributable to ReTo Eco-Solutions Inc.	4,238,951	13,552,153

Noncontrolling interest	835,578	532,125
Total Shareholders’ Equity	5,074,529	14,084,278

Total Liabilities and Shareholders’ Equity	$24,058,217	30,961,067

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2022	2021	2020

Revenues	$6,168,798	$3,318,294	$8,110,401
Revenues – related parties	304,875	281,784	228,814
Total Revenues	6,473,673	3,600,078	8,339,215

Cost of revenues	5,195,159	3,039,296	6,193,505
Cost of revenues – related parties	471,849	175,053	148,034
Total cost of revenues	5,667,008	3,214,349	6,341,539
Gross Profit	806,665	385,729	1,997,676

Operating Expenses:
Selling expenses	3,774,666	826,242	1,085,602
General and administrative expenses	8,592,966	4,619,058	3,971,496
Bad debt expenses	1,710,839	2,250,334	909,931
Impairment of long-lived assets	-	4,344,133	2,267,485
Impairment of goodwill	1,018,870	-	-
Research and development expenses	960,598	346,951	334,904
Total Operating Expenses	16,057,939	12,386,718	8,569,418

Loss from Operations	(15,251,274)	(12,000,989)	(6,571,742)

Other Income (Expenses):
Interest expense	(321,686)	(103,340)	(857,551)
Interest income	3,234	1,898	(64)
Other income (expenses), net	177,753	(26,991)	480,054
Loss from disposal of REIT Changjiang	-	(6,293,149)	-
Gain from dissolution of subsidiaries	508,345	-	-
Gain from disposal of Gu’an REIT	-	-	2,231,270
Share of losses in equity method investments	(46,209)	(142,673)	-
Change in fair value convertible debt	(467,383)	(1,908,830)	-
Total Other Income (Expenses), net	(145,946)	(8,473,085)	1,853,709

Loss before provision for income taxes	(15,397,220)	(20,474,074)	(4,718,033)
Income taxes provision (benefit)	(17,562)	3,469	569,974
Net loss from continuing operations	(15,379,658)	(20,477,543)	(5,288,007)
Net loss from discontinued operations, net of taxes	-	(1,596,390)	(7,612,601)
Net Loss	(15,379,658)	(22,073,933)	(12,900,608)
Less: net loss attributable to noncontrolling interest	(750,603)	(969,107)	(1,126,845)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(14,629,055)	$(21,104,826)	$(11,773,763)

Comprehensive Loss:
Net Loss	$(15,379,658)	(22,073,933)	(12,900,608)
Other Comprehensive income (loss):
Foreign currency translation adjustments	(1,183,819)	493,769	1,923,316
Comprehensive Loss	(16,563,477)	(21,580,164)	(10,977,292)
Less: comprehensive loss attributable to noncontrolling interest	(680,918)	(938,771)	(1,132,148)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(15,882,559)	$(20,641,393)	$(9,845,144)

Net loss attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(14,629,055)	(19,508,436)	(4,161,162)
Discontinued operations	-	(1,596,390)	(7,612,601)
Total	$(14,629,055)	$(21,104,826)	$(11,773,763)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(0.38)	(0.75)	(0.17)
Discontinued operations	-	(0.06)	(0.32)
Total	$(0.38)	$(0.81)	$(0.49)

Weighted average number of shares
Basic and diluted	38,800,974	26,160,750	24,124,884

The accompanying notes are an integral part of these consolidated financial statements

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

			Additional		Retained Earnings	Accumulated Other
	Common Shares		Paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Interest	Equity
Balance at December 31, 2019	$23,160,000	$23,160	$42,725,852	$2,632,797	$(5,718,368)	$(3,527,438)	$1,818,860	$37,954,863
Net loss	-	-	-	-	(11,773,763)	-	(1,126,845)	(12,900,608)
Issuance of common shares for services	685,000	685	650,065	-	-	-	-	650,750
Issuance of common shares for services	290,000	290	333,210	-	-	-	-	333,500
Change in statutory reserve related to disposal of Gu’an REIT	-	-	-	(575,695)	575,695	-	-	-
Appropriation to statutory reserve	-	-	-	329,017	(329,017)	-	-	-
Foreign currency translation adjustments	-	--	-	-	-	1,928,619	(5,303)	1,923,316
Balance at December 31, 2020	$24,135,000	$24,135	$43,709,127	$2,386,119	$(17,245,453)	$(1,598,819)	$686,712	$27,961,821
Net loss					(21,104,826)		(969,107)	(22,073,933)
Common shares issued for conversion of debt	3,755,034	3,756	3,926,244	-	-	-	-	3,930,000
Issuance of common shares for services	1,075,000	1,075	1,413,562	-	-	-	-	1,414,637
Appropriation to statutory reserve	-	-	-	32,671	(32,671)	-	-	-
Change in capital related to disposal of REIT Changjiang	-	-	(3,846,563)	-	3,846,563	-	-	-
Change statutory related to disposal of REIT Changjiang	-	-	-	(1,188,403)	1,188,403	-	-	-
Change in non-controlling interest related to acquisition subsidiaries of REIT Mingde	-	-	-	-	-	-	784,184	784,184
Share to be issued	-	-	1,573,800	-	-	-	-	1,573,800
Foreign currency translation adjustments	-	-	-	-	-	463,433	30,336	493,769
Balance at December 31, 2021	$28,965,034	$28,966	$46,776,170	$1,230,387	$(33,347,984)	$(1,135,386)	$532,125	$14,084,278
Net loss	-	-	-	-	(14,629,055)	-	(750,603)	(15,379,658)
Conversion of convertible debt	1,358,851	1,359	1,797,955	-	-	-	-	1,799,314
Issuance of common shares for acquisition of REIT Mingde	2,580,000	2,580	(2,580)	-	-	-	-	-
Issuance of common shares in private placements	5,970,000	5,970	3,576,030	-	-	-	-	3,582,000
Issuance of common shares for services	500,000	500	734,500	-	-	-	-	735,000
Share-based compensation	4,025,000	4,025	3,292,450	-	-	-	-	3,296,475
Appropriation to statutory reserve	-	-	-	22,782	(22,782)	-	-	-
Shareholders’ contribution	-	-	-	-	-	-	815,814	815,814
Purchase of 30% noncontrolling interest in Xinyi REIT	-	-	(2,843,432)	-	-	-	168,632	(2,674,800)
Change in equity related to dissolution of Dingxuan and REIT Xong’an	-	-	-	(186,615)	186,615	-	(75)	(75)
Foreign currency translation adjustment	-	-	-	-	-	(1,253,504)	69,685	(1,183,819)
Balance at December 31, 2022	$43,398,885	$43,400	$53,331,093	$1,066,554	$(47,813,206)	$(2,388,890)	$835,578	$5,074,529

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(15,379,658)	$(22,073,933)	$(12,900,608)
Less: net loss from discontinued operations	-	1,596,390	7,612,601
Net loss from continuing operations	(15,379,658)	(20,477,543)	(5,288,007)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss from disposal of property and equipment	-	4,466	88,312
Deferred tax provision (benefit)	(17,562)	366,365	-
Depreciation and amortization	621,805	875,695	869,725
Change in fair value in convertible debt	467,383	1,908,830	-
Convertible debt issuance cost	415,500	-	-
Accrued interest for convertible debt	194,117	132,516	-
Impairment of long-lived assets	-	4,344,133	2,267,485
Stock-based compensation	4,031,475	1,906,762	772,125
Change in bad debt allowances	1,690,004	2,250,334	909,931
Change in inventory reserve	20,835	(119,995)	123,280
Impairment of good will	1,018,870	-	-
(Gain) loss from disposal of subsidiary	-	6,293,149	(2,231,270)
Gain from dissolution of a subsidiary	(508,345)
Shares of losses in equity method investments	46,209	142,673	-
Amortization of operating lease right-of-use assets	271,185	121,778	159,181
Changes in operating assets:
Accounts receivable	(2,745,026)	614,765	3,591,628
Accounts receivable - related party	2,824	109,761	284,487
Advances to suppliers	255,613	905,758	2,621,196
Advances to suppliers - related party	(241,714)	282,773	(3,810,445)
Inventories	108,188	167,336	(58,308)
Prepayments and other current assets	(134,711)	(128,130)	(742,853)
Changes in operating liabilities:
Advances from customers	662,391	(1,436,799)	423,517
Advances from customers - related party	-	(2,201)	2,056
Deferred revenue	(254,828)	(31,000)	25,051
Deferred grants	19,024	(230,197)	463,360
Accounts payable	680,770	1,163,509	(477,341)
Accounts payable - related party	(9,659)	(144,969)	(1,352,618)
Accrued and other liabilities	(240,979)	997,686	1,088,452)
Taxes payable	(641,431)	76,419	698,905
Operating lease liability	(294,115)	(131,769)	(186,891)
Net cash (used in) provided by operating activities from continuing operations	(9,961,835)	(37,895)	240,958
Net cash provided by (used in) operating activities from discontinued operations	-	(2,726,347)	6,990
Net cash provided by (used in) operating activities	(9,961,835)	(2,764,242)	247,948

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	5,696,215	2,649,463	3,843,734
Addition of property and equipment	(149,547)	(17,686)	(64,758)
Addition of intangible assets	(1,303,965)	-	-
Investment in equity method investment	-	-	(2,649,840)
Prepayment on CIP	-	(2,552,958)	-
Net cash from acquisition of REIT Mingde	-	21,339	-
Net cash provided by investing activities from continuing operations	4,242,703	100,158	1,129,136
Net cash used in investing activities from discontinued operations	-	(1,843,757)	(184,735)
Net cash provided by (used in) investing activities	4,242,703	(1,743,599)	944,401

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	668,700	2,325,000	11,012,040
Repayment of short-term bank loans	(1,545,450)	(5,774,926)	(13,097,915)
Repayment of long-term bank loans	-	(1,394,854)	(144,937)
Proceeds received from share issuance	3,582,000	-	-
Proceeds from third-party loans	1,768,340	799,674	724,000
Repayment of third-party loans	(955,498)	-	-
Shareholder contribution	815,814	-	-
Proceeds from issuance of convertible debt	3,000,000	3,666,171	-
Payments to non-controlling shareholders	(1,931,800)	-	-
Proceeds from related party loans	667,487	483,510	669,089
Repayment of related party loans	(1,313,778)	(788,937)	(707,924)
Net cash provided by (used in) financing activities from continuing operations	4,755,815	(684,362)	(1,545,647)
Net cash provided by financing activities from discontinued operations	-	4,732,509	367,808
Net cash provided by (used in) financing activities	4,755,815	4,048,147	(1,177,839)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	619,717	(203,651)	120,615

NET INCREASE (DECREASE) IN CASH	(343,600)	(663,345)	135,125

CASH, BEGINNING OF YEAR	457,495	1,120,840	985,715
CASH, END OF YEAR	$113,895	$457,495	$1,120,840
Less: cash and cash equivalents, restricted cash of discontinued operations at end of period	-	-	62,702
Cash and cash equivalents, restricted cash of continued operation, at end of period	$113,895	$457,495	$1,058,138

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$321,686	$990,580	$1,505,452
Income tax paid	$-	$3,268	$-

Non-Cash Investing Activities
Right-of-use assets obtained in exchange for operating lease obligations	$493,731	$132,336	$402,778
Right-of-use assets offset with operating lease obligations due to lease cancellation	$50,545	$64,230	$410,614
Purchase of 30% noncontrolling interest in Xinyi REIT through payable to non-controlling shareholders	$743,000	$-	$-
Addition to account receivable from disposal of REIT Changjiang	$-	$4,666,938	$-
Common shares issued for conversion of debt	$1,799,314	$3,930,000	$-
Withdrawal of capital by original minority shareholder in Xinyi REIT	$2,843,432	$-	$-
Share to be issued for acquisition of REIT Mingde	$-	$1,573,800	$-

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subsidiaries are collectively referred to as the Company. ReTo, through its subsidiaries, is engaged in (i) manufacture and distribution of eco-friendly construction materials and equipment used for the production of these eco-friendly construction materials and related consultation and technological services; (ii) consultation, design, project implementation and construction of urban ecological protection projects; (iii) roadside assistance services; and (iv) software development services.

As of December 31, 2022, the accompanying consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc.	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	100%
Beijing REIT Ecological Engineering Technology Co., Ltd. (“Beijing REIT Ecological”)	Beijing, China	100%
Hainan REIT Construction Engineering Co., Ltd. (“REIT Construction”)**	Haikou, China	100%
REIT New Materials Xinyi Co., Ltd. (“Xinyi REIT”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)**	Nanjing, China	-%
REIT Q GREEN Machines Private Ltd (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Ordos”)*	Yancheng, China	100%
Datong Ruisheng Environmental Engineering Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Guangling REIT Ecological Cultural Tourism Co., Ltd.	Datong, China	100%
REIT (Xiong’an, Hebei) Eco Technology Co., Ltd. (“REIT Xiong’an”)**	Xiong’an, China	-%
REIT Technology Development Co., Ltd (“REIT Technology”)	Haikou, China	100%
Hainan REIT Mingde Investment Holding Co., Ltd (“REIT Mingde”)	Haikou, China	100%
Yangpu Fangyuyuan United Logistics Co., Ltd. (“Fangyuyuan”)	Haikou, China	90%
Hainan Kunneng Direct Supply Chain Management Co., Ltd.	Haikou, China	51%
Hainan Yile IoT Technology Co., Ltd (“Hainan Yile IoT”)	Haikou, China	61.6%
Hainan Yile IoV Technology Research Institute Co., Ltd, (“IoV Technology Research”)	Haikou, China	90%
Ruishi Tongda Ecological Management Co., Ltd.**	Gansu,China	70%
Honghe Ruitu Ecological Technology Co., Ltd.	Yunnan,China	100%
Hainan Coconut Network Freight Co., Ltd.	Haikou, China	100%

*	Previously known as “REIT Yangcheng”
**	Dingxuan was dissolved on August 30, 2022; REIT Xiong’an was dissolved on September 9, 2022. REIT Construction was dissolved subsequently on February 9, 2023. Ruishi Tongda Ecological Management Co., Ltd. was dissolved on March 7, 2023.

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

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the ongoing COVID-19 pandemic, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of December 31, 2022. As a result, allowance for uncollectible balances amounted to $1,771,761 and $904,052 as of December 31, 2022 and 2021, respectively.

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

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $31,527 and $12,116 from its continuing operations as of December 31, 2022 and 2021, respectively.

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continuing operations amounted to $449,517 and $965,843 as of December 31, 2022 and 2021, respectively.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2021 arose from its business acquisition of REIT Mingde and its subsidiaries. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, Intangibles-Goodwill and Other, Goodwill, (“ASC 350-20”) the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit, which is also its only reportable segment. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

For the year ended December 31, 2022, due to the slow development of REIT Mingde and its subsidiaries, the Group performed the two-step test for the reporting unit. In accordance with ASC 350-20, the Group recorded an impairment loss of $1,018,870 (RMB 6,856,458) for the year ended December 31, 2022.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Given the Company’s net loss position in fiscal 2022, 2021 and 2020, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $nil, $4.3 million and $2.3 million on these fixed assets for the year ended December 31, 2022, 2021 and 2020, respectively, based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs.

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

As of December 31, 2022 and December 31, 2021, the Company’s long-term investment in equity investee balance represents its $2,503,944 and $2,758,228, or 41.67% equity investment in Shexian Ruibo Environmental Science and Technology Co., Ltd. (Shexian Ruibo). On September 7, 2020, the Company acquired such equity interest from an original shareholder of Shexian Ruibo and the original shareholder of Shexian Ruibo. Shexian Ruibo manufactures and sells eco-friendly construction materials in the PRC. The Company accounted for the investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the years ended December 31, 2022 and 2021, the investment loss from Shexian Ruibo was $46,209 and $142,673, respectively.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. As of December 31, 2022 and December 31, 2021, the Company did not recognize any impairment on its equity investment.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December31, 2022 and 2021, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at December31, 2022 and 2021 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

The Company elected the fair value option to account for its convertible loans. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans included in short term debts as of December 31, 2022 was $3,922,686 calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 13 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022:

December 31, 2022
Opening balance	$1,645,000
New convertible loans issued	3,415,500
Accrued interest	194,117
Loss on change in fair value of convertible loan	467,383
Conversion of convertible loans	(1,799,314)
Total	$3,922,686

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2022, 2021 and 2020.

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

As of December 31, 2022 and 2021, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended December 31, 2022, 2021 and 2020 is disclosed in Note 21.

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $151,500, $367,873 and $216,301 for the years ended December 31, 2022, 2021 and 2020, respectively.

Government grants

Government grants represent cash subsidies received from PRC government or related institutions. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local government has provided for a specific purpose, such as research and development are recorded as other non-current liabilities when received and recognized as other income or reduction of related expense when the specific performance is meet. As of December 31, 2020, the Company received related grants of $490,560 for a specific research and development project to be conducted during the period from 2021 to 2022. The Company recorded such grants as deferred grants on its consolidated balance sheet. As of December 31, 2022 and December 31, 2021, the remaining balance was $18,563 and $269,061, respectively.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2021 and 2020, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

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

	December 31, 2022	December 31, 2021	December 31, 2020

Year-end spot rate	US$1=RMB 6.8972	US$1=RMB 6.3726	US$1=RMB 6.5250

Average rate	US$1=RMB 6.7290	US$1=RMB 6.4508	US$1=RMB 6.9042

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

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to its manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering the products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, or suffered disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact its results of operations. The Company’s production and sales activities from its continuing operations returned to normal after the spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. The COVID-19 pandemic has had a significant impact on the construction sector, which is sensitive to economic cycles. The nature of the impacts and extent of the ramifications are in large part dependent upon the location of the underlying projects. Direct impacts have ranged from a slowdown of available materials and labor through to suspensions and, in some instances, deferral and suspension of entire projects. COVID-19 had a significant impact on the Company’s financial results for the years ended December 31, 2022 and 2021. On December 7, 2022, China announced 10 new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. Shortly after their announcement, additional mobility restrictions issued by local governments were also scrapped. While such measures effectively reopened business within China, COVID-19’s continued existence may have significant and still not well-understood impacts on our industry. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

In connection with the discontinued operations of a business, certain prior-year amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2022 and 2021, while results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations. Certain prior-year balance sheet accounts have been reclassified to conform to the current-year presentation.

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

As of December 31, 2022 and 2021, $97,554 and $357,462 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC. These deposits were insured per PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank. In addition, as of December 31, 2022 and 2021, $11,631 and $52,727 of the Company’s cash and cash equivalents was on deposit at financial institutions in the Republic of India (“India”) which is insured under the Deposit Insurance and Credit Guarantee Corporation for up to 100,000 Indian Rupee (approximately $1,403).

For the year ended December 31, 2022, one customer accounted for 21% of the Company’s total revenue. For the year ended December 31, 2021, one customer accounted for 11% of the Company’s total revenue. For the year ended December31, 2020, no single customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2022, three customers accounted for 24% ,18% and 11% of the Company’s consolidated accounts receivable, respectively. As of December 31, 2021, one customer accounted for 15% of the Company’s consolidated accounts receivable.

For the years ended December 31, 2022, 2021 and 2020, the Company purchased approximately 19%, 53% and 43% of its raw materials from one major suppliers, respectively.

As of December 31, 2022, two suppliers accounted for 35% and 26% of the total accounts payable balance, respectively. As of December 31, 2021, one supplier accounted for 47% of the total accounts payable balance.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company adopted this guidance effective January 1, 2023. The adoption did not have significant impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption did not impact the Company’s financial position.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard became effective for the Company on January 1, 2022. The ASU did not have a significant impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In November 2021, the FASB issued Accounting Standards Update No 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 requires additional disclosures regarding the nature of government assistance, the related accounting policy used to account for assistance, the affected line items and applicable amounts within the consolidated financial position and results of operations, and significant terms and conditions related to the assistance. Government assistance within the scope of ASC 832 includes assistance that is administered by domestic, foreign, local, state, national governments, as well as departments, independent agencies and intergovernmental organizations. The updated guidance increases transparency of government assistance including, 1) the type of assistance, 2) the entity’s accounting for assistance, and 3) the effect of assistance on the entity’s financial statements. The new standard is effective for fiscal years beginning after December 15, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2022, the Company’s revenue increased by approximately $2.9 million, or 80%, from approximately $3.6 million in the year ended December 31, 2021 to approximately $6.5 million in the year ended December 31, 2022, its gross profit from continued operation increased by approximately $0.4 million, or 109%, from approximately $0.4 million in the year ended December 31, 2021 to approximately $0.8 million for the year ended December 31, 2022, and its gross margin for the year ended December 31, 2022 increased to 13% from 11% for the last year. For the years ended December 31, 2022 and 2021, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to changes in market conditions of its customers and suppliers. As a result, for the years ended December 31, 2022 and 2021, the Company reported a net loss of approximately $15.4 million and $22.1 million, respectively. As of December 31, 2022, the Company had a working capital deficit of approximately $10.1 million.

In addition, the Company had large bank borrowings as of December 31, 2022 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted.

As of December 31, 2022, the Company had cash of approximately $0.1 million. In addition, the Company had outstanding accounts receivable of approximately $2.2 million (including accounts receivable from third-party customers of $2.1 million and accounts receivable from related party customers of approximately $0.1 million), of which approximately $0.3 million, or 7.7%, had been subsequently collected between January and April 2022, and became available for use as working capital. As of December 31, 2022, the Company had outstanding bank loans of approximately $1.3 million from a PRC bank.

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

The Company’s subsidiary, REIT Changjiang was primarily engaged in solid waste processing business. On November 12, 2021, the Company signed a share transfer agreement with Zhixin Group (Hong Kong) Co., Ltd. and Xiamen Zhixin Building Materials Co., Ltd. (collectively, “Zhixin”) to sell 100% ownership interest in REIT Changjiang to Zhixin for a cash consideration of RMB60.0 million (approximately $9.4 million). As of December 31, 2021, the Company received RMB15 million (approximately $2.1 million) from Zhixin. The Company recorded a loss from the disposition of $6,335,508 for the year ended December 31, 2021. During the year ended December 31, 2022, the Company further received RMB38.5 million (approximately $5.7 million) from Zhixin. The remaining balance amounted to $1,067,945. Allowance for uncollectible balances from the operations amounted to $1,067,945 as of December 31, 2022, respectively.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2021 and 2020 were reported as loss from discontinued operations.

The results of discontinued operations of REIT Changjiang for years ended December 31, 2022, 2021 and 2020 are as follows:

	For the Years Ended December 31,
	2022	2021	2020
Revenue	$-	$886,571	1,395,285
Cost of revenues	-	1,657,799	2,235,598
Gross loss	-	(771,228)	(840,313)
Operating expenses	-	829,049	6,036,039
Loss from discontinued operations	-	(1,600,277)	(6,876,352)
Other income (expense), net	-	4,375	(736,249)
Loss before tax	-	(1,595,902)	(7,612,601)
Income tax provision	-	488	-
Net loss from discontinued operations	$-	$(1,596,390)	(7,612,601)

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

Goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes. For the year ended December 31, 2022, the Company fully impaired the goodwill related to the acquisition of REIT Mingde and its subsidiaries.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2022	December 31, 2021
Trade accounts receivable from third-part customers	$3,922,211	$1,345,755
Less: allowances for doubtful accounts	(1,771,761)	(904,052)
Total accounts receivable from third-party customers, net	2,150,450	441,703
Add: accounts receivable, net, related parties	83,736	93,589
Accounts receivable, net	$2,234,186	$535,292

Due to a change in market conditions as affected by the COVID-19 outbreak and spread, the Company’s collection efforts did not result in a favorable outcome as compared to prior years. Out of the Company’s accounts receivable balance from third party customers as of December 31, 2022, approximately $0.3 million, or 7.7% has been collected and the remaining balance is expected to be substantially collected from customers before December 31, 2023.

Allowance for doubtful accounts movement is as follows:

	December 31, 2022	December 31, 2021
Beginning balance	$904,052	$6,888,710
Bad debt provision	981,811	1,949,778
Write off	(22,290)	(7,722,231)
Reduction due to divestitures	-	(299,544)
Foreign exchange translation	(91,812)	87,339
Ending balance	$1,771,761	$904,052

Below is the aging schedule of accounts receivable as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Accounts Receivable Aging:
Less than 3 months	$462,575	$294,481
From 4 to 6 months	1,262,588	197,465
From 7 to 9 months	1,440,668	28,134
From 10 to 12 months	86,712	107,317
Over 1 year	753,404	811,947
Bad debt reserve	(1,771,761)	(904,052)
Accounts Receivable, net	$2,234,186	$535,292

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production of construction materials for the Company’s construction projects, which consisted of the following:

	December 31, 2022	December 31, 2021
Raw material prepayments for equipment production	$466,619	$751,409
Land reclamation prepayments	436,792	472,640
Advances to construction subcontractors	-	23,394
Total:	903,411	1,247,443
Less: allowances for doubtful accounts	(449,517)	(965,843)
Advances to suppliers, net, third parties	$453,894	$281,600

Our suppliers generally require refundable prepayments from us before delivery of goods or service. It usually takes 3 to 6 months for the suppliers to deliver raw material for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

The changes of allowance for doubtful accounts for the years ended December 31, 2022 and 2021 are as follow:

	December 31, 2022	December 31, 2021
Beginning balance	$965,843	$1,112,374
Bad debt provision	(454,072)	259,861
Write off	-	(428,553)
Foreign exchange translation	(62,254)	22,161
Ending balance	$449,517	$965,843

NOTE 8 – INVENTORIES, NET

Inventories, net, consisted of the following:

	December 31, 2022	December 31, 2021
Raw materials	$148,145	$135,049
Finished goods	221,180	340,798
Subtotal	369,325	475,847
Less: Inventory allowance	(31,527)	(12,116)
Inventories, net	$337,798	$463,731

Inventories include raw material and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended December31, 2022, 2021 and 2020, the Company provided an inventory allowance (reversion) of $20,835, $(119,995) and $123,280, respectively.

NOTE 9 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	December 31, 2022	December 31, 2021
Other receivable, net (1)	$334,246	$351,844
Value added tax receivable	67,905	38,020
Total	$402,151	$389,864

(1)	Other receivables mainly consisted of advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee’s payroll.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASE

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended December 31, 2022, 2021 and 2020 was $421,585, $283,168 and $122,699, respectively.

The Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. Total lease expense amounted to $306,824, which included $35,154 of interest, $271,185 of amortization expense of ROU assets and short-term lease expense of $114,761. Total cash paid for operating leases amounted to $294,115 for the year ended December 31, 2022. Supplemental balance sheet information related to operating leases is as follows:

December 31, 2022
Right-of-use assets	$424,999

Operating lease liabilities – current	$277,036
Operating lease liabilities - non-current	158,650
Total operating lease liabilities	$435,686

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.73
Weighted average discount rate	7.42%

The following is a schedule of maturities of lease liabilities as of December 31, 2022:

2023	$295,403
2024	164,903
Total lease payments	460,306
Less: imputed interest	24,620
Present value of lease liabilities	$435,686

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31, 2022	December 31, 2021
Property and buildings	$16,676,800	$15,469,040
Machinery and equipment	1,481,983	1,594,700
Transportation vehicles	774,619	744,885
Office and electronic equipment	159,069	155,685
Leasehold improvement	43,519	-
Subtotal	19,135,990	17,964,310
Construction in progress (“CIP”)	-	2,584,252
Less: accumulated depreciation	(3,413,535)	(3,255,669)
Impairment of fixed assets	(7,000,020)	(7,585,291)
Property, plant and equipment, net	$8,722,435	$9,707,602

Given the Company’s net loss position, the Company assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an impairment of approximately $nil, $4.3 million and $2.3 million on its fixed assets for the year ended December 31, 2022, 2021 and 2020.

As of December 31, 2021, the Company’s properties with an aggregate carrying value of approximately $0.2 million (RMB 1.1 million) have been used as collateral for the Company’s short-term loans (see Note 14).

Depreciation expense was $414,841, $835,054 and $802,996 for the years ended December 31, 2022, 2021 and 2020, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31, 2022	December 31, 2021
Land use rights	$1,599,693	$1,730,978
Software	1,299,612	29,472
Others	2,284,860	2,472,376
Patent	114,851	124,277
Total	5,299,016	4,357,104
Less: accumulated amortization	(429,362)	(246,075)
Intangible assets, net	$4,869,654	$4,111,029

As of December 31, 2022 and 2021, land use rights of 74,278 and 74,278 square meters with a carrying value of approximately $1.4 million and $1.5 million, respectively, was pledged to the bank as collateral for the Company’s Short-term bank loan (see Note 14).

Amortization expense was $206,964, $34,671 and $29,695 for the years ended December 31, 2022, 2021 and 2020, respectively.

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2023	$160,446
2024	160,446
2025	160,446
2026	160,446
2027	160,446
2028 and Thereafter	4,067,424
$4,869,654

NOTE 13–CONVERTIBLE LOANS

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

NOTE 13–CONVERTIBLE LOANS (continued)

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

The principal balance of $1,130,000 of the July Debenture was converted into 1,385,533 common shares of the Company for the year ended December 31, 2021. The remaining balance of $1,370,000 of the July Debenture was converted into 1,068,078 common shares of the Company during the year ended December 31, 2022.

2022 March Debenture

On March 10, 2022, the Company entered into a securities purchase agreement with an accredited investor for the issuance of a Convertible Promissory Note (the “Note”) in the aggregate principal amount of $3,105,000 with a maturity date of twelve months after the payment of the purchase price for the Note, which will be converted into Company’s common shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to the investor to cover legal fees, accounting fees, due diligence etc. On October 13, 2022 the Company entered into a standstill agreement with the investor. Pursuant to the standstill agreement, the investor will not seek to convert any portion of the Note for a period beginning as of the date of the agreement and ending on December 10, 2022 (the “Standstill Period”). Balance of the Note shall be increased by $310,500.00 (the “Standstill Fee”) as of the date of the agreement. The fair value of the Note was $3,922,686 as of December 31, 2022.

The principal balance of $100,000 of the 2022 March Debenture was converted into 290,773 common shares of the Company on December 20, 2022. Subsequently to December 31, 2022, an aggregated principal balance of $350,000 of the March Debenture was converted into 1,388,804 common shares of the Company and the Company renewed the 2022 March Debenture with the investors in 2023.

For the years ended December 31, 2022 and 2021, due to change in fair value of convertible debentures, the Company recorded an unrealized loss of $467,383 and $1,908,830 in other expense, respectively. Interest expense recognized for these convertible debentures for the years ended December 31, 2022 and 2021 were $194,117 and $132,516, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14–SHORT-TERM LOANS

Short-term loans consisted of the following:

	December 31, 2022	December 31, 2021
Hunyuan Rural Credit Cooperative Association (1)	$725,000	$784,500
Bank of Jiangsu (2)	362,500	784,500
Huaxia Bank (3)	231,990	784,500
Total	$1,319,490	$2,353,500

(1)	On December 6, 2021, Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.8 million (RMB5 million) as working capital loan for a term of one year. The loan bears a fixed interest rate of 7.3590% per annum. The loan is guaranteed by Beijing REIT. On December 4, 2022, the Company extended the loan to December 1, 2023. The extended loan bears a fixed interest rate of 7.05% per annum.

(2)	On September 3, 2021, Xinyi REIT entered into a new line of credit agreement with Bank of Jiangsu. The agreement allows Xinyi REIT to obtain loans up to RMB 5 million for use as working capital between September 3, 2021 and August 26, 2022. The Company signed a bank loan agreement with Bank of Jiangsu to borrow $0.8 million (RMB5 million) on September 3, 2021 for a year with a monthly interest rate of 4.55%. The loan is guaranteed by Mr. Huizhen Hou and Mr. Dapeng Zhou. Meanwhile, Xinyi REIT also pledged land use right of 74,254.61 square meters with carrying value of RMB 9.4 million (approximately $1.4 million) as collateral to safeguard the loan. The loan was fully repaid in September 2022. The Company signed another bank loan agreement with Bank of Jiangsu to borrow $0.7 million (RMB4.5 million) on September 20, 2022 for a period of six months, with a fixed interest rate of 4.55%. The loan was fully repaid in March 2023.

(3)	On November 19, 2021, Beijing REIT entered into a new line of credit agreement with Huaxia Bank. The agreement allows Beijing REIT to obtain loans to approximately $0.8 million (RMB5 million) for use as working capital between November 19, 2021 and November 19, 2022 for a term of one year. The loan bears a fixed interest rate of 5.655% per annum. The loan is guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., Ltd. The Company repaid RMB3.4 million (approximately$0.5 million) in December 2022. The remaining balance was fully repaid in January 2023.

For the years ended December 31, 2022, 2021 and 2020, interest expense on all short-term loans amounted to $132,921, $372,881 and $473,845, respectively.

NOTE 15–LONG TERM LOAN

	December 31, 2022	December 31, 2021
Long-term loans
Jiangsu Yuantong Municipal Projects Construction Co., Ltd. (1)	$1,160,000	$-
Total	$1,160,000	$-

(1)	In October 11 2022 REIT Construction entered into a third-party loan agreement with Jiangsu Yuantong Municipal Projects Construction Co., Ltd to borrow approximately $1.1 million (RMB 8 million) as working capital loan for two years. The loan was from October 11, 2022 to October 10, 2024 and interest-free.

For the years ended December 31, 2022, 2021 and 2020 interest on the Company’s long-term loans amounted to $nil, $nil and $ $90,074, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16–LOANS FROM THIRD PARTIES

Loans from third parties	December 31, 2022	December 31, 2021

Sanya Guohong Municipal Projects Construction Co., Ltd.	$-	$627,600
Changshu Tongjiang Engineering Co., Ltd.	145,000	219,660
Zhang Miao	145,000	156,900
Pen Jing	-	156,900
Chen Guo	61,363	66,399
Chai Guirong	145,000	313,800
Hainan Boxinda Science Technology Partnership	212,570	52,718
Yu Zhanfeng	246,500	-
(Qinhua) Beijing Dingji Rubik’s Cube Model Technology Co. LTD	10,150	-
Xinyi Xinshuo Concrete Co., LTD	72,500	-
Chen Gang	68,150	-
Total	$1,106,233	$1,593,977

On May 9, 2021, Beijing REIT obtained a working capital loan of $766,500 from Sanya Guohong Municipal Projects Construction Co., Ltd. The loan was from May 9, 2021 to May 8, 2022 and interest-free. the loan was fully repaid as of December 31, 2022.

On July 29, 2021, Beijing REIT obtained a working capital loan of $219,660 from Changshu Tongjiang Engineering Co., Ltd. The loan is from July 29, 2021 to July 28, 2022 and interest-free. After partial repayment, the loan balance was $145,000 as of December 31, 2022.

On February 8, 2021, Beijing REIT obtained a working capital loan of $156,900 from Zhang Miao. The loan is from February 8, 2021 to February 7, 2022 and interest-free. After partial repayment, the loan balance was $145,000 as of December 31, 2022. Subsequently on March 15, 2023, the Company borrowed $362,500 (RMB 2.5 million) from Zhang Miao for working capital. The loan is due on demanded and interest free.

On August 1, 2021, Hainan Yile IoT obtained a working capital loan of $156,900 from Pen Jing. The loan is from August 1, 2021 to January 31, 2022 and bears an annual interest of 1%. The loan was fully repaid as of December 31, 2022.

On October 21, 2021, Hainan Yile IoT obtained a working capital loan of $66,399 from Chen Guo. The loan is from October 21, 2020 to January 20, 2022 and bears an annual interest of 1%. The loan balance was $61,363 as of December 31, 2022.

On August 2, 2021, Hainan Yile IoT obtained a working capital loan of $313,800 from Chai Guirong. The loan is due on demand and bears an annual interest of 1%. After partial repayment, the loan balance was $145,000 as of December 31, 2022.

On July 4, 2021, Yile Vehicles obtained a working capital loan of $52,718 from Hainan Boxinda Science Technology Partnership. The loan is from July 4, 2021 to July 3, 2023 and interest-free. The loan balance was $48,720 as of December 31, 2022. On January 30, 2022, Yile International obtained a working capital loan of $101,500 from Hainan Boxinda Science Technology Partnership. The loan is from January 30, 2022 to January 29, 2023 and interest-free. On February 17, 2022, REIT Technology obtained a working capital loan of $62,350 from Hainan Boxinda Science Technology Partnership. The loan is from February17, 2022 to February16, 2023 and interest-free.

On July 29, 2022, Beijing REIT obtained three working capital loans of $246,500 from Yu Zhanfeng for four months. The loans are interest-free. The loans balance was $246,500 as of December 31, 2022.The loan was repaid $ 174,000 in March, 2023.

On May 9, 2022, Beijing REIT obtained a working capital loan of $10,500 from Beijing Dingji Rubik’s Cube. The loan was due on demand and interest-free.

On September 18, 2022, Beijing REIT obtained a working capital loan of $72,500 from Xinyi Xinshuo Concrete Co., LTD. The loan was from September 18, 2022 to September 17, 2022 and interest-free.

On September 19, 2022, Beijing REIT obtained a working capital loan of $72,500 from Chen Gang. The loan was from September 19, 2022 to September18, 2023 and interest-free. After partial repayment, the loan balance was $68,150 as of December 31, 2022.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17–TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

ReTo was incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries were all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Enterprise Income Tax Law of PRC, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT, Hainan Yile IoT and IoV Technology Research were recognized as a High-New Technology Enterprise by PRC government and subject to a favorable income tax rate of 15%.

The following table reconciles income tax expense by statutory rate to the Company’s actual income tax expense:

	For the Years Ended December 31,
	2022	2021	2020
Income tax benefit computed based on PRC statutory income tax rate	$(3,849,305)	$(5,118,519)	$(1,179,508)
Effect of favorable income tax rate in certain entity in PRC	181,088	889,716	(164,071)
Non-PRC entities not subject to PRC tax (1)	1,749,333	1,564,644	401,488
Research & Development (“R&D”) tax credit (2)	(240,150)	(260,213)	(251,178)
Non-deductible expenses - permanent difference (3)	171,393	588,191	826,034
Change in valuation allowance	1,970,079	2,339,650	937,209
Effective tax (benefit) expense	$(17,562)	$3,469	$569,974

(1)	Represents the tax losses incurred from operations outside of China.

(2)	According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(3)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

The breakdown of the Company’s income (loss) before income tax provision is as follows:

	For the Years Ended December 31,
	2022	2021	2020
Loss before income tax expense from China	$(9,398,680)	$(13,889,029)	$(3,280,706)
Loss before income tax expense from outside of China	(5,998,540)	(6,585,045)	(1,437,326)
Total loss before income tax provision	$(15,397,220)	$(20,474,074)	$(4,718,032)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17–TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred in ReTo, REIT Holdings, REIT India and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision (benefit) for the years ended December 31, 2022, 2021 and 2020 was as follows:

	For the Years ended December 31,
	2022	2021	2020
Current	$-	$3,469	$569,974
Deferred	(17,562)	-	-
Total	$(17,562)	$3,469	$569,974

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of December 31, 2022 and 2021.

Deferred tax asset	December 31 2022	December 31 2021
Provision of doubtful accounts	$531,902	$323,107
Tax loss carried forwards	5,443,492	4,482,385
Valuation allowance on tax losses	(5,975,394)	(4,805,492)
	$-	$-

(b)	VAT

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

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	December 31,	December 31,
	2022	2021
VAT tax payable	$359,391	$422,678
Corporate income tax payable	1,702,591	2,156,850
Land use tax and other taxes payable	15,106	20,242
Total	$2,077,088	$2,599,770

As of December 31, 2022 and 2021, the Company had tax payables of approximately $2.1 million and $2.6 million, respectively, mostly related to the unpaid income tax and business tax in China. For the years ended December 31, 2022 and 2021, the Company has not received any penalty and interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18–COMMITMENTS AND CONTIGENCIES

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

Contractual commitments

As of December 31, 2022, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$460,306	$295,403	$164,903	$-	$-
Repayment of bank loans	1,319,490	1,319,490	-	-	-
Total	$1,779,796	$1,614,893	$164,903	$-	$-

NOTE 19–RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2022 and 2021 and transactions for the years ended December 31, 2022, 2021 and 2020 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT India
Shexian Ruibo	The Company owns 41.67% ownership interest in Shexian Ruibo
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by Ms. Hong Ma
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by Mr. Hengfang Li
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	Hainan Yile IoT owns 45% ownership interest in this company
Zhongtou REIT Information Service (Beijing) Co., Ltd	An entity controlled by Mr. Xinyang Li and Ms. Xinran Li, children of Mr. Hengfang Li
Handan Ruisheng Construction Material Technology Co., Ltd.	An entity controlled by Shexian Ruibo

(2)	Due to related parties

As of December 31, 2022 and 2021, the balance of due to related parties was as follows:

	December 31, 2022	December 31, 2021
Mr. Hengfang Li	$208,225	$472,439

Mr. Hengfang Li is the Chief Executive Officer and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advances were non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	December 31, 2022	December 31, 2021
Accounts receivable from– related parties
Q Green Techcon Private Limited	$-	$2,981
Hunyuan Baiyang Food Co., Ltd.	37,048	40,088
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	46,688	50,520
Total accounts receivable from related party	$83,736	$93,589

The Company fully collected the accounts receivable as of December 31, 2022 from related parties as of the date herein.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19–RELATED PARTY TRANSACTIONS (continued)

(4)	Advance to suppliers, related party

Advance to suppliers, related party, consisted of the following:

	December 31, 2022	December 31, 2021
Advance to supplier – related party
Shexian Ruibo*	$3,769,138	$3,656,118
Q Green Techcon Private Limited	15,310	174,099
Handan Ruisheng Construction Material Technology Co., Ltd.	2,588	12,403
Total	$3,787,036	$3,842,620

*	The balance represents the Company’s purchase advances for eco-friendly materials and equipment supplied by Shexian Ruibo.

(5)	Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	December 31, 2022	December 31, 2021
Accounts payable – related part
- Zhongtou Ruitu Information Service (Beijing) Co., Ltd	$-	$10,199
Total	$-	$10,199

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended December 31,
	2022	2021	2020
Sales to related parties
Changjiang Zhongrong Hengde Environmental Protection Co., LTD	$215,693	$-	$-
Shexian Ruibo	82,453	61,177	-
Q Green Techcon Private Limited	6,729	220,607	228,814
Total	$304,875	$281,784	$228,814

Cost of revenue associated with the sales to these related parties amounted to $471,849, $175,053 and $148,034 for the years ended December 31, 2022, 2021, and 2020, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the years ended December 31,
	2022	2021	2020
Purchase from a relate party
Q Green Techcon Private Limited.	$266,544	$228,838	$1,039,152
Shexian Ruibo	1,141,377	235,946	1,837,841
Total	$1,407,921	$464,784	$2,876,993

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20–SHAREHOLDERS’ EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,066,554 and $1,230,387 as of December 31, 2022 and 2021.

Shares issuances

The Company is a company limited by shares established under the laws of the British Virgin Islands with 200,000,000 common shares authorized at $0.001 par value. As of December 31, 2022 and 2021, 43,398,885 and 28,965,034 common shares were issued and outstanding.

On September 5, 2019, the Company entered into a consulting service agreement with FirstTrust Group, Inc. (“FirstTrust”), pursuant to which FirstTrust would assist the Company with strategic initiatives over the service period from August 16, 2019 to August 15, 2020. The Company issued 400,000 common shares valued at $448,000 based on the fair market price of the Company’s common shares, at $1.12 per share on September 5, 2019. The stock-based compensation is amortized over the service period. The Company recognized stock-based compensation expenses of $nil, $nil and $280,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

Pursuant to the Company’s 2018 Share Incentive Plan, on January 22, 2020, the Company’s board of directors approved the issuance of an aggregate of 685,000 common shares of the Company with a fair value of $650,750 based on the Company’s share price of $0.95 per share at the grant date, as stock-based compensation to its directors and executives in exchange for their services for the period from January 1, 2020 to December 31, 2021. For the years ended December 31, 2022, 2021 and 2020, the Company recognized stock-based compensation expenses of $nil, $325,375 and $325,375, respectively.

In addition, on February 3, 2020, the Company’s board of directors further approved the issuance of 290,000 common shares of the Company with a fair value of $333,500 based on the Company’s share price of $1.15 per share at the grant date, to award certain employees and one officer, in exchange for their services during the period from January 1, 2020 to December 31, 2021. For the years ended December 31, 2022, 2021 and 2020, the Company recognized stock-based compensation expenses of $nil, $166,750 and $166,750, respectively.

In April 2021, the Company entered into a consulting service agreement with Geniusland International Capital Ltd., (“Geniusland”) Pursuant to the agreement, Geniusland will assist the Company with strategic initiatives over the service period between January 23, 2021 to January 24, 2024. For the first-year service, the Company issued 1,000,000 common shares valued at $1,330,000 based on fair market price of the Company’s common shares, at $1.33 per share on April 9, 2021. Stock-based compensation is amortized over the service period. For the years ended December 31, 2022 and 2021, the Company recognized stock-based compensation expenses of $nil and $1,330,000.

In January 2022, the Company revised the consulting service agreement with Geniusland International Capital Ltd., (“Geniusland”). Pursuant to the new agreement, the service will cease on March 28, 2022. For the service provided between December 29, 2021 to March 28, 2022. The Company issued 500,000 common shares valued at $735,000 based on fair market price of the Company’s common shares, at $1.47 per share on January 3, 2022. Share-based compensation is amortized over the service period. For the year ended December31, 2022, the Company recognized share-based compensation expenses of $735,000.

	Number of shares	Weighted average grant date value
Nonvested as of December 31, 2021	$1,000,000	$1,330,000
Granted	500,000	735,000
Vested	1,500,000	2,065,000
Nonvested as of December 31, 2021	$-	$-

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20–SHAREHOLDERS’ EQUITY (continued)

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

On April 22, 2022, the Company’s board of directors approved the issuance of an aggregate of 1,025,000 common shares to its employees for their services under the 2018 Share Incentive Plan; and also approved the issuance of an aggregate of 3,000,000 common shares to its employees, officers and directors for their services under the 2021 Share Incentive Plan, both of which were registered under the registration statement on Form S-8 which was filed with the SEC on April 26, 2022. The Company issued an aggregate of 4,025,000 shares between May 9, 2022 and June 4, 2022 and recognized share-based compensation expenses of $3,296,475 related to the issuance.

On May 25, 2022, the Company issued 5,970,000 Common Shares to Hainan Tashanshi Digital Information Co. Ltd. at $0.60 per share for aggregate gross proceeds of $3,582,000.

On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 5,000,000 Common Shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan.

On February 27, 2023, the Company entered into a consulting service agreement with Express Transportation Ltd. (“ETL”). Pursuant to the agreement, ETL has agreed to provide feasibility, analysis and risk management services on investment project in mainland China in exchange for 2,000,000 Common Shares, which were issued on March 8, 2023.

On February 27, 2023, the Company entered into a consulting service agreement with Maxleed Investment Holding Ltd. (“MIHL”). Pursuant to the agreement, MIHL has agreed to provide strategy, due diligence, business expansion and optimization services in exchange for 2,000,000 Common Shares, which were issued on March 8, 2023.

Conversion of convertible debentures

For the year ended December 31, 2022, the Company issued an aggregate of 1,358,851 common shares for conversion of convertible debentures based on the conversion price ranging from $0.24-$0.34. (see Note 13).

For the year ended December 31, 2021, the Company issued an aggregate of 3,755,034 common shares for conversion of convertible debentures based on the conversion price ranging from $0.97-$1.11. (see Note 13).

Purchase of non-controlling interest in Xinyi REIT

On April 8, 2022, the Company signed an agreement with the minority shareholder of Xinyi REIT. Pursuant to the agreement, the Company agreed to purchase the minority shareholder’s 30% equity interest in Xinyi REIT for an aggregated consideration of RMB18 million which is payable in four installments of RMB 4 million, RMB 4 million, RMB 5 million, and RMB 5 million by the end of April 2022, June 2022, September 2022, and December 2022, respectively. The Company has paid RMB 13 million (approximately $1.9 million) as of December 31, 2022. As of December 31, 2022, the balance amounted to RMB 5 million (approximately $0.7 million). The Company further paid RMB 3 million (approximately $0.4 million) in 2023. However, as of the date herein, the remaining balance of RMB 2 million (approximately $0.3million) is due by Beijing REIT.

Non-controlling shareholder contribution

On April 6, 2022, Hainan Shi Yuan Tong Da Ye Feng Private Equity Partnership (Limited Partnership) signed an investment agreement with REIT Mingde to invest RMB 5 million (approximately $0.8 million) into REIT Mingde ’s subsidiary Fangyuyuan in exchange for 10% equity interest.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21–SEGMENT REPORTING

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

The following table presents summary information by segments for the Company’s continuing operations for the years ended December 31, 2022, 2021 and 2020, respectively:

	For the Year Ended December 31, 2022
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$4,298,649	$805,576	$527,101	$842,347	$6,473,673
Cost of goods sold	3,931,147	904,679	485,656	345,526	5,667,008
Gross profit	367,502	(99,103)	41,445	496,821	806,665
Interest expense and charges	138,365	63,880	510	118,931	321,686
Interest income	(31,710)	55	72	34,817	3,234
Depreciation and amortization	130,059	341,935	(15,506)	165,317	621,805
Capital expenditures	1,790	8,436	(26,522)	165,843	149,547
Income tax benefit	-	-	-	(17,562)	(17,562)
Segment loss	(10,537,321)	(1,425,875)	(510,366)	(2,906,095)	(15,379,658)
Segment assets	$8,427,875	$11,425,531	$(2,531)	$4,207,527	$24,058,217

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21–SEGMENT REPORTING (continued)

	For the Year Ended December 31, 2021
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$1,799,741	$1,658,385	$141,952	$-	$3,600,078
Cost of goods sold	1,501,420	1,562,975	149,954	-	3,214,349
Gross profit	298,321	95,410	(8,002)	-	385,729
Interest expense and charges	132,136	(121,449)	77,153	15,500	103,340
Depreciation and amortization	167,468	705,703	2,524	-	875,695
Capital expenditures	14,463	2,556,181	-	-	2,570,644
Income tax expenses	3,469	-	-	-	3,469
Segment loss	(12,497,629)	(7,804,642)	(37,782)	(137,491)	(20,477,543)
Segment assets	$12,742,545	$12,646,798	$98,625	$5,473,099	$30,961,067

	For the Year Ended December 31, 2020
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$6,455,995	$1,776,525	$106,695	$-	$8,339,215
Cost of goods sold	4,429,869	1,901,060	10,610	-	6,341,539
Gross profit	2,026,126	(124,535)	96,085	-	1,997,676
Interest expense and charges	672,778	48,719	136,054	-	857,551
Depreciation and amortization	164,538	701,077	4,110	-	869,725
Capital expenditures	6,900	57,858	-	-	64,758
Income tax expenses	569,974	-	-	-	569,974
Segment loss	(725,938)	(4,300,671)	(261,398)	-	(5,288,007)
Segment assets	$16,389,063	$41,233,143	$347,917	$3,950	$57,974,073

NOTE 22–SUBSEQUENT EVENTS

On March 13, 2023, REIT New Materials Xinyi Co., Ltd. and Weiying Zhou were named as defendants in a lawsuit. The complaint demanded for a repayment of a loan of RMB550,000 and the related interest calculated based on the PRC’s one year borrowing benchmark rate. The Company filed a response to dispute the allegations and intended to defend itself vigorously in this matter.

On March 23, 2023, REIT New Materials Xinyi Co., Ltd. was named as defendants in a lawsuit. The complaint demanded for a repayment of a loan of RMB25,607. On April 11, 2023, REIT New Materials Xinyi Co., Ltd. was named as defendants in a lawsuit. The complaint demanded for payment of transportation fee of RMB700,000. The Company disputed the allegations and intends to defend itself vigorously in these matters.

In addition, the Company is regularly subject to claims and litigation. The outcomes of our legal proceedings and other contingencies are inherently unpredictable, subject to significant uncertainties, and could be material to our operating results and cash flows for a particular period. The Company evaluates, on a regular basis, developments in its legal proceedings and other contingencies that could affect the amount of liability, including amounts in excess of any previous accruals and reasonably possible losses disclosed, and make adjustments and changes to the accruals and disclosures as appropriate. For the matters the Company discloses that does not include an estimate of the amount of loss or range of losses, such an estimate is not possible or is immaterial, and the Company may be unable to estimate the possible loss or range of losses that could potentially result from the application of non-monetary remedies. Until the final resolution of such matters, if any of the Company’s estimates and assumptions change or prove to have been incorrect, the Company may experience losses in excess of the amounts recorded, which could have a material effect on the Company’s business, consolidated financial position, results of operations, or cash flows.