Form 20-F
period 2023-12-31
ReTo Eco-Solutions, Inc.
filed 2024-05-15
CIK 1687277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(+86) 10-64827328

Email: ir@retoeco.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.1 par value per share	RETO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2023, 37,451,882 common shares were issued and outstanding (The share number does not reflect the 10-for-1 share combination effective March 1, 2024).

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

CERTAIN TERMS AND CONVENTIONS

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“Act” refers to The BVI Business Companies Act, 2004 (as amended);

●	“Beijing REIT” refers to Beijing REIT Technology Development Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings;

●	“REIT Equipment” refers to Beijing REIT Equipment Technology Co., Ltd. (formerly known as Beijing REIT Ecological Engineering Technology Co., Ltd.), a PRC limited liability company and a wholly owned subsidiary of Sunoro Hengda;

●	“BVI” refers to the British Virgin Islands;

●	“China” or the “PRC” refers to the People’s Republic of China and the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Common Shares” refers to common shares of par value $0.1 per share issued in ReTo;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“Hainan Kunneng” refers to Hainan Kunneng Direct Supply Chain Management Co., Ltd., a PRC limited liability company and subsidiary of Hainan Fangyuyuan;

●	“Hainan Yile IoT” refers to Hainan Yile IoT Technology Co., Ltd, a PRC limited liability company and subsidiary of REIT Mingde;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“Honghe REIT” refers to Honghe REIT Ecological Technology Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of Sunoro Hengda;

●	“IoV Technology Research” refers to Hainan Yile IoV Technology Research Institute Co., Ltd., a PRC limited liability company and subsidiary of REIT Mingde;

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“M&A” refers to the amended and restated memorandum and articles of association of ReTo, currently in effect and as amended from time to time;

●	“Macau” refers to the Macao Special Administrative Region of the PRC;

●	“mainland China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PRC subsidiaries” refers to the Company’s subsidiaries that were incorporated in mainland China;

●	“REIT Changjiang” refers to REIT MingSheng Environment Protection Construction Materials (Changjiang) Co., Ltd., a PRC limited liability company, which was disposed in December 2021;

●	“REIT Construction” refers to Hainan REIT Construction Engineering Co., Ltd., a PRC limited liability company, which was dissolved on February 9, 2023;

●	“REIT Holdings” refers to REIT Holdings (China) Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo;

●	“REIT Mingde” refers to Hainan REIT Mingde Investment Holding Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Technology Development Co., Ltd.;

●	“REIT Ordos” Refers to REIT Ecological Technology Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings;

●	“REIT Technology” refers to REIT Technology Development Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings;

●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“ReTo” refers to ReTo Eco-Solutions, Inc., a BVI business company (registered in the BVI with company number 1885527);

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Sunoro Hengda” refers to Sunoro Hengda (Beijing) Technology Co., Ltd., a limited liability company incorporated in mainland China and a wholly owned subsidiary of Sunoro Holdings;

●	“Sunoro Holdings” refers to Sunoro Holdings Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo;

●	“Xinyi REIT” refers to REIT New Materials Xinyi Co., Ltd, a joint venture established by Beijing REIT;

●	“Hainan Fangyuyuan” refers to Hainan Fangyuyuan United Logistics Co., Ltd. (formerly known as Yangpu Fangyuyuan United Logistics Co., Ltd.), a limited liability company incorporated in mainland China;

●	“U.S. dollars,” “US$” and “$” refer to the legal currency of the United States; and

●	“We,” “us,” “our,” or the “Company” refers to ReTo Eco-Solutions, Inc. and its subsidiaries, unless the context requires otherwise.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Hengfang Li,” even though, in Chinese, his name would be presented as “Li Hengfang.”

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB7.0999 to US$1.00, the rate published by the Federal Reserve Board on December 31, 2023. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

Except as otherwise stated in this annual report, all numbers of Common Shares and related data have been updated to reflect the 10-for-1 share combination effective May 15, 2023 (the “2023 Share Combination”) and the 10-for-1 share combination effective March 1, 2024 (the “2024 Share Combination”).

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

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

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this annual report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Holding Company Structure

ReTo Eco-Solutions, Inc. (“ReTo,” collectively with its consolidated subsidiaries, the “Company,” “we,” “us,” “our” or similar terminology) is a holding company and a business company incorporated in the British Virgin Islands (the “BVI”) with no material operations of its own. We conduct substantially all of our operations through our subsidiaries established in mainland China. Our equity structure is a direct holding structure, that is, ReTo, the BVI entity listed in the U.S., controls Beijing REIT, REIT Ordos, and other PRC operating entities through REIT Holdings or Sunoro Holdings. See “Item 4. Information on the Company - A. History and development of the company” For more details.

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

Cash and Other Assets Transfers between the Holding Company and Its Subsidiaries

For the fiscal years ended December 31, 2021, 2022 and 2023, funds equivalent to approximately $2.6 million, $4.2 million and $0.1 million, respectively, were provided to the PRC subsidiaries as shareholder loans, which were accounted as loan receivable from the respective PRC subsidiary. These funds have been used by the Company’s PRC subsidiaries for their operations.

As of the date of this annual report, there have not been any dividends or other distributions from our PRC subsidiaries to REIT Holdings, Sunoro Holdings, and ReTo, all of which are located outside of mainland China. ReTo, as a BVI holding company, may rely on dividends and other distributions on equity paid by its PRC subsidiaries for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, subject to ReTo’s M&A and the Act or to service any expenses and other obligations it may incur.

Within our direct holding structure, the cross-border transfer of funds from ReTo to its PRC subsidiaries is permitted under laws and regulations of the PRC currently in effect. Specifically, ReTo is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements in China. There are no quantity limits on ReTo’s ability to make capital contributions to its PRC subsidiaries under the PRC law and regulations. However, the PRC subsidiaries may only procure shareholder loans from REIT Holding in an amount equal to the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System or three times of its net assets, at the discretion of such PRC subsidiary.

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

We maintain bank accounts in China, including cash in Renminbi in the amount of approximately RMB8.99 million and cash in USD in the amount of approximately US$1.27 million as of December 31, 2023. Funds are transferred between ReTo and its subsidiaries for their daily operation purposes. The transfer of funds between our PRC subsidiaries are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. We have adopted certain cash management policies that dictate the internal approval process on transferring funds between our holding company and our subsidiaries. Such policies dictate the purpose, amount and procedure of cash transfers. Each transfer of cash among our subsidiaries is subject to internal approvals from at least two manager-level personnel, with required procedures including submitting supporting documentation (such as payment receipts or invoices), responsible personnel reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure.

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

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

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

For details on the effects of HFCAA on us, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Common Shares may be delisted under the HFCAA if the PCAOB is unable to inspect our auditors. The delisting of our Common Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As official guidance and related implementation rules on these opinions have not been issued yet, the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

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

As advised by our PRC legal counsel, Yuan Tai Law Offices, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

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

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) together with five guidelines, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. Any future securities offerings and listings outside of mainland China by our Company, including but not limited to, follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC or any other PRC governmental authorities with respect to our listing on Nasdaq. As of the date of this annual report, we are in the process of completing the filing procedures with the CSRC in connection with our financings during the fiscal year ended December 31, 2023. As the Trial Measures were newly published and there is uncertainty with respect to the filing requirements and their implementation, we cannot be sure that we will be able to complete such filings in a timely manner, or at all. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

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

Summary of Risk Factors

Set forth below is a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies or in relations between China and the United States;

●	The impact on our operations and value of our Common Shares by PRC government’s significant oversight, control, intervention and/or influence over our business operation;

●	The complex and evolving laws and regulations regarding privacy and data protection, including China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, that our business is subject to;

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

●	The risks of delisting or the threat of being delisted under the HFCAA if the PCAOB is unable to inspect our auditor;

●	The approval of the CSRC, CAC or other Chinese regulatory agencies which may be required in connection with our offshore offerings under Chinese law and, if required, our inability to obtain such approval or complete such filing;

●	The potential treatment as a resident enterprise for PRC tax purposes under the EIT Law and the risk of being subject to PRC income tax on our global income;

●	Foreign exchange controls in China, which could limit our use of funds that would be raised in future offerings, which could have a material adverse effect on our business;

●	The complex procedures under the PRC laws and regulation in connection with certain acquisitions of China-based companies by foreign investors;

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion, which may restrict or prevent ReTo from making additional capital contributions or loans to its PRC subsidiaries;

●	Any limitation on the ability of our PRC subsidiaries to make payments to us;

●	Fluctuations in exchange rates;

●	The adverse impact on our business by the tensions in international trade and rising political tensions;

●	The potential supply chain disruptions; and

●	Any severe or prolonged downturn in the global or Chinese economy.

Risks Related to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	The potential slowdown of the industries in which our customers operate;

●	Any decline in the availability or increase in the cost of raw materials;

●	Any disruption in the supply chain of raw materials and our products;

●	Wage increases in China;

●	Our reliance on a limited number of vendors and the potential loss of any significant vendor;

●	Certain risks in collecting our accounts receivable;

●	Failure to protect our intellectual property rights;

●	The substantial doubt about our ability to continue as a going concern in the report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2023, 2022 and 2021;

●	Failure to maintain a reserve for warranty or defective products and installation claims;

●	Product defects and unanticipated use or inadequate disclosure with respect to our products;

●	Various hazards that may cause personal injury or property damage and increase our operating costs, which may exceed the coverage of our insurance;

●	Any material costs and losses as a result of claims based on failure of our products to meet regulatory requirements or contractual specifications;

●	Substantial liabilities to comply with environmental laws and regulations;

●	Inability to implement and maintain effective internal control over financial reporting;

●	Our continued investing in technology, resources, and new business capabilities;

●	Any failure to offer high quality services and support;

●	The competitiveness of the software and information technology service market in which we participate;

●	Our reliance on a limited number of customers;

●	Security incidents and attacks on our products or solutions;

●	Lack of business insurance;

●	Loss of any benefits we have received from certain government subsidies and incentives;

●	Changes in practices of insurance companies in the markets in which we provide our Roadside Assistance (“RSA”) services;

●	Defects or errors in our products or solutions;

●	Our reliance on the stable performance of servers, and any disruption to our servers due to internal and external factors;

●	Our use of open source or third-party software; and

●	The impact on investor confidence and our reputation that as well as additional risks and uncertainties that may result from the restatement of our unaudited condensed consolidated financial statements for the six months ended June 30, 2023.

Risks Related to Our Common Shares

We face risks and uncertainties related to our Common Shares, including, but not limited to, the following:

●	The failure to regain compliance with the Nasdaq Capital Market’s conditions for continued listing;

●	The volatility of trading prices of our Common Shares;

●	Any negative reports by securities or industry analysts publish about our business;

●	Failure to meet the continued listing requirements of Nasdaq; and

●	Substantial future sales or perceived sales of our Common Shares in the public market.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in mainland China and substantially all of our revenues are sourced from mainland China. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

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

Substantially all of our operations are conducted in mainland China, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to overseas listing and offering and the internet, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable.

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

Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.

On February 17, 2023, the CSRC published the Trial Measures, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in mainland China appointed by the issuer and such filing obligation shall be completed within three business days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing should include at least the following: report, commitment from issuer and securities company, the resolutions, shareholding structure chart and control structure chart, the information of issuer and intermediary project team members, Chinese legal opinion and commitment of Chinese counsel, the Prospectus, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (4) if, the domestic enterprise is being investigated according to law due to suspected crimes or major violations of laws and regulations, and there is no clear conclusion; (5) if there are material ownership disputes over the equity of the controlling shareholder or shareholders controlled by controlling shareholders and actual controllers. The Trial Measures defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

Any future securities offerings and listings outside of mainland China by our Company, including but not limited to follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

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

According to the Cybersecurity Review Measures (2021 Version), cybersecurity review will be required when (i) operators of critical information infrastructure purchasing network products and services or online platform operators carry out data processing activities which do or may affect national security; and (ii) any online platform operator controlling personal information of more than one million users which seeks to list in a foreign stock exchange. The factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the new rules companies holding data of more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas initial public offerings. As advised our PRC legal counsel , because (i) none of our PRC subsidiaries collecting personal information or processing data in actual operation, and (ii) none of our PRC subsidiaries is an “online platform operator holding more than one million users’ personal information,” we believe the cybersecurity review requirement is not applicable us. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel. As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” If the Company or any of its PRC subsidiaries is deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we and our PRC subsidiaries must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we and our PRC subsidiaries have fulfilled in our business, and we and our PRC subsidiaries may be subject to review when purchasing internet products and services. We and our PRC subsidiaries may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions in such respect.

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

ReTo is a BVI business company incorporated in the BVI structured as a holding company conducting its operations in mainland China through its PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of its offerings, ReTo may make loans to its PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or ReTo may make additional capital contributions to its PRC subsidiaries. Furthermore, loans by ReTo to its PRC subsidiaries to finance their activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth and capital contributions to its PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

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

The HFCAA was enacted on December 18, 2020. According to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our Common Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

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

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include YCM CPA Inc., our current independent registered public accounting firm, which, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently registered under the PCAOB and subject to PCAOB inspections. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

Also, on December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

These developments could add uncertainties to the trading of our securities, which could cause the market price of our Common Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair investors’ ability to sell or purchase our Common Shares when they wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Common Shares.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

China passed the EIT Law and implementing rules, both of which became effective on January 1, 2008, EIT Law was subsequently amended by the SCNPC and became effective on February 24, 2017. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China and income generated overseas but are substantially related to the entities established in China by the non-resident enterprises. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

Given that ReTo does not have a mainland China individual or a mainland China enterprise or group, but a Hong Kong enterprise, as its primary controlling shareholder, we believe Circular 82 will not apply to us. However, Circular 82 did mention that the facts-oriented recognition is more important than format in the case of recognizing “de facto management.” Although we have never been determined by any competent tax authorities to be a “resident enterprise,” and we have not seen any corporations with similar structures to ours to be determined as a “resident enterprise,” whether or not we will be recognized as a “resident enterprise” is subject to the PRC tax authorities’ discretion and their interpretation of the term “de facto management body.”

As for our Hong Kong business, we do not believe that we meet some of the conditions outlined. As a holding company, the key assets and records of REIT Holdings and Sunoro Holdings, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside mainland China. Accordingly, we believe that REIT Holdings and Sunoro Holdings should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2023, 2022 and 2021, we had a positive adjustment of $223,433, negative adjustment of $1,183,819, and a positive adjustment of $493,769, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Beijing REIT, REIT Technology, REIT Ordos, and Sunoro Hengda are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, Foreign Invested Enterprise (“FIEs”) are required to apply to SAFE for “Registration of Establishment as FIEs.” Beijing REIT, REIT Technology, REIT Ordos, and Sunoro Hengda are FIEs. With such registration, Beijing REIT, REIT Technology and REIT Ordos are allowed to open foreign currency accounts including the “current account” and the “capital account.” Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if Beijing REIT, REIT Technology, REIT Ordos, or Sunoro Hengda, borrow foreign currency through loans from ReTo or other foreign lenders, these loans must be registered with SAFE. If Beijing REIT, REIT Technology, REIT Ordos, or Sunoro Hengda are financed by means of additional capital contributions, reporting to or filings with certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and SAMR or its local counterparts, in respect of these capital contributions. These restrictions could limit our use of funds which would be raised in our future offerings, which could have an adverse effect on our business.

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

Under the Foreign Investment Law, a “negative list” promulgated or approved by the State Council will set forth industries that are prohibited industries and restricted industries. A foreign investor is prohibited to invest in any prohibited industry included therein. If a foreign investor is found to invest in any prohibited industry set forth under the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests in or assets of the “foreign-invested enterprise” (“FIE”) and have its income confiscated. A foreign investor may be permitted to invest in a FIE that is in a restricted industry set forth in the “negative list,” provided that relevant conditions are satisfied and certain approvals are acquired from relevant PRC governmental authorities. With respect to industries in which foreign investment is not prohibited or restricted, domestic and foreign investors will be equally treated. On December 27, 2021, the MOFCOM and the NDRC jointly issued the latest version of Negative List (Edition 2021). Currently, our business falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list,” which may be promulgated or be amended from time to time by the MOFCOM and the NDRC.

Some of our PRC subsidiaries are as FIEs. Once an entity is determined to be a FIE and its business operations fall within a restricted industry under the “negative list,” in order for a foreign investor to invest in the FIE, such entity will be required to obtain entry clearance and approvals from the MOFCOM or its local counterparts and other relevant PRC government agencies. Our main products currently manufactured by us, including eco-friendly construction materials and equipment used for the production of these eco-friendly construction materials, the RSA services and software products and solutions services do not fall in the prohibited or restricted industries under “negative list” that is currently effective.

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

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

The current tensions in international trade and rising political tensions may adversely impact our business, financial condition, and results of operations.

Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the military or other conflicts in Ukraine, the Middle East and sanctions on Russia. Although we are a primarily China-based company, we have customers located in the countries outside of China. Therefore, government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented (including those imposing economic or trade sanctions, export control restrictions or outbound investments restrictions), or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, tensions over Taiwan sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our and our customers’ business, prospects, financial condition, and results of operations.

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

Due to COVID-19, the global economy experienced a slow down from 2020 to 2022, especially in infrastructure construction. Therefore, in the past two years, the market demand for equipment and building materials declined and we experienced a decline in sales of our products and services. Entering into 2023, COVID-19 ended but the economy did not recover as much as we expected. International and domestic demand for equipment and building materials was not strong, especially in China, and the government’s investment in the infrastructure was still very limited.

Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Risks Related to Our Business and Industry

We may be subject to supply chain disruptions, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations, in particular sales of construction materials and equipment, are subject to supply chain disruptions. While all of our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure may result in increased transport times to deliver our products to customers. This may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products and equipment in a timely manner, which may adversely affected our relationships with our customers. As a result, the supply chain disruptions may materially affect our operations and may impact our outlook or business goals.

We may also experience higher costs of raw materials for manufacture and sale of our equipment, such as steel and certain electronic parts, due to limited availability or increased commodity prices. We have expanded our supplier network in order to control the procurement costs, diversify supply of our raw materials and ensure timely fulfillment of customer orders. As a result, we believe we can still supply products and equipment at competitive prices amid the COVID-19 impact. See “– We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 outbreak, which could significantly disrupt our operations.”

As a result of Russia’s military invasion of Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine. Also, continuing conflicts and recent developments in the Middle East, including the Israeli-Palestinian conflict, may lead to additional acts of terrorism and armed conflict around the world. These geopolitical issues have resulted in increasing global trading uncertainties and thus could potentially affect our supply chain, even though we do not have any business, operation or assets in Russia, Ukraine, or Israel, nor do we have any direct or indirect business or contracts with any Russian, Ukraine, or Israeli entity as a supplier or customer. See “– The current tensions in international trade and rising political tensions may adversely impact our business, financial condition, and results of operations.”

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

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, for the years ended December 31, 2023, 2022 and 2021, our compensation and benefit costs for our employees were approximately $2.5 million, $2.9 million and $3.3 million, respectively. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, services and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

Since the late 2019, COVID-19 has materially and adversely affected the global economy. On May 5, 2023, The World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. Our operations experienced disruptions, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, which affected our business, financial condition, results of operations and cash flow. Our results of operations have been and could continue to be adversely affected to the extent COVID-19 or any other epidemic harms the Chinese economy in general. Further, to the extent COVID-19 adversely affects our business and financial results, it has and may continue to have the effect of heightening many of the other risks described in this annual report.

We are also vulnerable to natural disasters and other calamities. Our production, sales and delivery and our service operations and capacities could be materially and adversely affected by natural disasters and other calamities in the areas where we operate and where our equipment or products are sold to. Although we have servers that are hosted in an offsite location and our backup system is able to capture data on a real-time basis, we may still be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate or provide services to our customers.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the years ended December 31, 2023, 2022 and 2021, the Company purchased approximately 10%, 19% and 53% of its raw materials from one major supplier, respectively. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We face substantial inventory risk, which if not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

As of December 31, 2023, our inventory from continuing operations was approximately $136,000. Inventory turnover associated with our continuing operations for the fiscal year ended December 31, 2023 was approximately 39.96 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

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

As of December 31, 2023, 2022 and 2021, our net accounts receivable associated with our continuing operations were $1,170,425 (including accounts receivable from third party customers of $1,062,237 and accounts receivable from related party customers of $108,188), $2,234,186 (including accounts receivable from third party customers of $2,150,450 and accounts receivable from related party customers of $83,736), and $535,292 (including accounts receivable from third party customers of $441,703 and accounts receivable from related party customers of $93,589), respectively. These amounts represented 36%, 35% and 15% of our total revenues from continuing operations in 2023, 2022 and 2021, respectively. For the years ended December 31, 2023, 2022 and 2021, our accounts receivable turnover associated with our continuing operations was 173 days, 154 days and 182 days, respectively.

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

The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2023, 2022 and 2021 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 3 to the consolidated financial statements in this annual report, we have suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. Our auditor, YCM CPA Inc., has indicated in their report on our financial statements for the fiscal year ended December 31, 2023 that there is a substantial doubt about our ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

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

We own an aggregate of 126 patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), three of which were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. We also have 70 pending patent applications in China. In addition, we own 25 software copyrights in China and one pending software copyright application in China.  We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

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

We had approximately $5.4 million in bank loans loan outstanding as of December 31, 2023 (all short-term bank loans). The loans are held at multiple banks, and all of the debt is guaranteed by third-party guaranty companies and certain company officers. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We may incur material costs and losses as a result of claims based on failure of our products to meet regulatory requirements or contractual specifications.

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

Our construction material manufacturing operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Our failure to have complied with the applicable laws may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense. In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Hengfang Li, our founder, Chairman and Chief Executive Officer, Guangfeng Dai, our President, Chief Operating Officer and Director, Zhizhong Hu, our Chief Technology Officer and Director, Degang Hou, our Chief Internal Control Officer, and Yue Hu, our Chief Financial Officer. We rely on their industry expertise and experiences in our business operations, and in particular, their business visions, management skills, and working relationships with our employees, our other major shareholders, the regulatory authorities, and many of our clients. If any of them became unable or unwilling to continue in the present position, or if any of them joined a competitor or formed a competing company in violation of their respective employment agreements, we may not be able to replace such executive easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

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

We do not purchase business insurance. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

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

We have granted, and may continue to grant, share options, restricted shares and other forms of share based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.

We adopted the 2018 Share Incentive Plan in November 2018, the 2021 Share Incentive Plan in November 2021, and the 2022 Share Incentive Plan in December 2022 for the purpose of granting share-based compensation awards to employees, non-employee directors, officers and consultants to incentivize their performance and align their interests with ours. The 2022 Share Incentive Plan initially allowed for issuance of up to 50,000 Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of Common Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of Common Shares determined by the Compensation Committee.

We account for compensation costs for certain share awards granted using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. As of December 31, 2023, the maximum aggregate number of Common Shares which may be issued pursuant to all awards under the 2022 Share Incentive Plan is up to 187,260. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to our key personnel and employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our business benefits from certain government subsidies and incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our burden and reduce our net income, which could have a material adverse effect on our business and operations.

We have received subsidies from some governmental agencies after meeting certain conditions, such as developing certain technologies, which are chosen as annual key research and development, or obtaining certain technological certifications. For the years ended December 31, 2023, 2022 and 2021, we included government subsidies of $191, $235,084 and $261,197, respectively, in other income.

Beijing REIT obtained the High-New Technology Enterprise (“HNTE”) Certificate and is entitled to a preferential income tax rate of 15% for the three years from December 2020 to December 2022. Such HNTE Certificate has been renewed for another three years from December 2022 to December 2025. Hainan Yile IoV Technology Research Institute Co., Ltd. (“IoV Technology Research”) obtained an HNTE Certificate and is entitled to a preferential income tax rate of 15% for the three years from October 2022 to October 2025. Hainan Yile IoT obtained an HNTE Certificate and was entitled to a preferential income tax rate of 15% for the three years from October 2020 to October 2023, after which its HNTE Certificate has expired in October 2023 and not been renewed. The 15% tax rate is less than the standard 25% income tax rate in China. In the event any of Beijing REIT or IoV Technology Research is unable to renew its HNTE status, its applicable tax rate will increase from 15% to 25%, the standard business income tax rate in China. In addition, the termination of any one-time subsidies for eco-friendly construction materials could increase the burden of manufacturing and selling these materials in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

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

Building its businesses to date, Hainan Yile IoT has accumulated losses. The continued investment in new technology and services will add to its operating expenses. We cannot assure you that Hainan Yile IoT will be profitable, that it will be able to sustain profitability, or of the magnitude of its profitability. Our financial performance may be adversely impacted if we fail to address the risks described in this “Item 3. Key Information — D. Risk Factors” section, or any other risks and challenges that we may face. If its assumptions for addressing the risks that Hainan Yile IoT has identified and other business conditions are incorrect, our plans for operating the business may be impacted and it may not achieve our planned and expected results.

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

Any failure to offer high quality services and support may adversely affect our relationships with our software solution customers and prospective customers, and adversely affect our business, results of operations and financial condition.

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

The software and information technology service market we operate is an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

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

Security incidents and attacks on our software products or solutions could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

Our software solution business is dependent on providing our customers with safe, reliable and high-quality software solutions. Maintaining the security and availability of our systems, network, and the security of information we hold is a critical issue for us and our customers. Attacks on our customers and our own network are frequent and take a variety of forms. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. We may be subject to cyber-attacks from third parties. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed.

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

Defects or errors in our software products or solutions could diminish demand for our products or solutions, harm our business and results of operations and subject us to liability.

Our customers use our software products or solutions for important aspects of their businesses, and any errors, defects or disruptions to our products and solutions and any other performance problems with our products or solutions could damage our customers’ businesses and, in turn, hurt our brand and reputation. We provide regular updates to our software products or solutions, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products or solutions could result in negative publicity, loss of or delay in market acceptance of our products or solutions, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we do not carry insurance to compensate us for any losses that may result from claims arising from defects or disruptions in our solutions or products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

In addition, our software solutions and products must interoperate with our customers’ existing internal networks and infrastructure. These complex internal systems are developed, delivered, and maintained by the customer and a myriad of vendors and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products, and may be highly customized. We must be able to interoperate and provide products to customers with highly complex and customized internal networks, which requires careful planning and execution between our customers, our customer support teams and, in some cases, our channel partners. Further, when new or updated elements of our customers’ infrastructure or new industry standards or protocols are introduced, we may have to update or enhance our technologies and infrastructure to allow us to continue to provide our products or solutions to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our products and solutions, which could make it difficult for our products and solutions to function properly in customer internal networks and infrastructures that include these third-party products.

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

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our software products and solutions, and could adversely affect our business, results of operations and financial condition.

The future success of our software solution business depends upon the continued use of the internet as a primary medium for commerce, communications and business applications. PRC or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our software products and solutions in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based products and services such as our products and solutions. In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products or solutions could decline, which could adversely affect our business, results of operations and financial condition.

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

Our software products and solutions incorporate open-source software, and we expect to continue to incorporate open source software in our products and solutions in the future. Courts have interpreted few of the licenses applicable to open source software, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and solutions. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and solutions, we cannot be certain that we have not incorporated open source software in our products or solutions in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and solutions and to re-engineer our products or solutions or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or solutions, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 126 patents, 70 pending patent applications, 39 trademarks, 25 software copyrights, and 10 domain names in China related to our newly acquired businesses. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected. There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

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

The restatement of our previously issued unaudited condensed consolidated financial statements for the six months ended June 30, 2023 may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings and regulatory inquiries.

As disclosed in our Form 6-K and Form 6-K/A filed on May 15, 2024, we restated our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 (the “Unaudited Financial Results”) in relation to the recognition and measurement of our share-based compensation expenses, after we identified errors in the share prices used to calculate share-based compensation which resulted in the overstatement of share-based compensation for the six months ended June 30, 2023.

As a result of the errors and the resulting restatement of the Unaudited Financial Results, we have incurred, and may continue to incur, unanticipated costs for accounting and other fees in connection with or related to the restatements, and may have become subject to a number of additional risks and uncertainties, including the increased possibility of litigation and regulatory inquiries. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified relate to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year ended accounting close and reporting; and (iii) a lack of adequate review procedures on the measurement of share-based compensation which led to restatement of the Unaudited Financial Results, as described in Note 22 “Restatement” of the accompanying consolidated financial statement. As a result, our management has concluded that our internal control was not effective as of December 31, 2023.

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

Risks Related to Our Common Shares

We are not in compliance with the Nasdaq Listing Rule concerning our stockholders’ equity. If we fail to regain compliance with such or if we encounter other deficiencies in the future, our Common Shares may be delisted from the Nasdaq or trading may be suspended.

The listing of our Common Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On January 5, 2024, we announced that we received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) on December 28, 2023 that we were not in compliance due to failure to maintain a minimum of $2.5 million in stockholders’ equity as set forth in the Nasdaq Listing Rule (the “Minimum Stockholders’ Equity Rule”). On February 19, 2024, we submitted to Nasdaq a plan to regain compliance. On March 15, 2024, Nasdaq granted us an extension to regain compliance, provided that we file by May 15, 2024 our Form 20-F for the fiscal year ended December 31, 2023, demonstrating our compliance with the Minimum Stockholders’ Equity Rule. As of December 31, 2023, we had approximately $2.52 million in shareholders’ equity and therefore meet the requirement in the Minimum Stockholders’ Equity Rule.

There can be no assurance that we will maintain compliance with the Minimum Stockholders’ Equity Rule, after we have regained compliance. Also, we cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Common Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Common Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Common Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Common Shares. A suspension or delisting would likely decrease the attractiveness of our Common Shares to investors and cause the trading volume of our Common Shares to decline, which could result in a further decline in the market price of our Common Shares.

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

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock,” a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks.”

The market for “penny stock” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

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

The calculation of the value of our assets is based, in part, on the then market value of our Common Shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our prior public offerings. We cannot assure you that we will not be a PFIC for any taxable year. See “Taxation – Material United States Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

General Risk Factors

Our classified board structure may prevent a change in control of our Company.

Our board of directors is divided into three classes of directors. Class B directors hold office for a term expiring at the 2024 annual meeting of shareholders, Class C directors hold office for a term expiring at the 2025 annual meeting of shareholders and Class A directors hold office for a term expiring at the 2026 annual meeting of shareholders. Directors of each class are elected for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

On November 29, 2017, ReTo completed its initial public offering (“IPO”) of 32,200 Common Shares at a public offering price of $500 per share. In connection with the IPO, the Company’s Common Shares began trading on the Nasdaq Capital Market beginning on November 29, 2017 under the symbol “RETO.”

ReTo owns 100% equity interest of REIT Holdings, a limited liability company established in Hong Kong. Beijing REIT was established on May 12, 1999 under the laws of PRC. Over the years, Beijing REIT established four subsidiaries consisting of: Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”), which was incorporated on May 12, 2008; REIT Equipment (known as Beijing REIT Ecological Engineering Technology Co., Ltd. at that time, which changed its name to Beijing REIT Equipment Technology Co., Ltd. on August 9, 2023), which was incorporated on April 24, 2014; Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd., which was incorporated on May 12, 2014 and was subsequently dissolved in 2021; and REIT Technology Development (America), Inc., a California corporation, which was incorporated on February 27, 2014 and was dissolved in March 2022.

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

On June 1, 2015, REIT Construction was incorporated as a wholly owned subsidiary of REIT Changjiang. On October 25, 2021, REIT Changjiang transferred all of its 100% equity interest of REIT Construction to REIT Mingde for no consideration, after which REIT Mingde became a 100% owner of REIT Construction’s equity interest. On February 9, 2023, REIT Construction was dissolved due to the termination of the project for which it was established.

On July 15, 2015, Beijing REIT established a joint venture, Xinyi REIT, together with Xinyi City Transportation Investment Co., Ltd. (“Xinyi TI”), a third party. Beijing REIT owns 70% equity interest of Xinyi REIT, with the remaining 30% owned by Xinyi TI. On May 23, 2023, Xinyi TI transferred all of its 30% equity interest of Xinyi REIT to Beijing REIT for a total consideration of RMB 18 million (approximately $2.50 million), after which Beijing REIT became a 100% owner of Xinyi REIT’s equity interest.

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

On August 29, 2019, Datong Ruisheng Environmental Engineering Co., Ltd. (“Datong Ruisheng”) was incorporated as a wholly owned subsidiary of Beijing REIT. Datong Ruisheng is engaged in potential ecological restoration projects in Datong, Shanxi Province. On April 3, 2023, Beijing REIT transferred all of its equity interest of Datong Ruisheng to REIT Ordos for no consideration, after which REIT Ordos became a 100% owner of Datong Ruisheng’s equity interest.

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

On September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”) for the acquisition of 41.67% of the equity interests in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.7 million (RMB 18.5 million) and non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million). Beijing REIT made a cash payment of $2.7 million (RMB 18.5 million) on October 20, 2020 and the six patents had been transferred to Shexian Ruibo prior to September 15, 2020.

In December 2020, we incorporated Guangling REIT Ecological Cultural Tourism Co., Ltd. (“Guangling REIT”) in mainland China as a wholly owned subsidiary of REIT Ordos. Guangling REIT will be engaged in the business of ecological restoration and management, and construction and operation of health and cultural tourism projects.

On November 12, 2021, Beijing REIT and REIT Holdings entered into an equity transfer agreement to sell 100% equity interest in REIT Changjiang to the purchasers, in exchange for a total consideration of RMB 60,000,000 (approximately $9.4 million) in cash. The purchasers have issued to Beijing REIT and REIT Holdings a promissory note in the principal amount of RMB 60,000,000, reflecting the purchase price to be paid in accordance with the equity transfer agreement. As of December 31, 2023, we received a total of RMB 57.0 million (approximately US$8.26 million) from the purchasers with the remaining RMB 3.9 million (approximately US$0.6 million) expected to be paid by the purchasers by June 30, 2024. In December 2021, we completed the disposition of REIT Changjiang following the approval of our shareholders and board of directors.

On December 27, 2021, REIT Technology acquired 100% equity interest of REIT Mingde. As a result of this acquisition, the Company also acquired, indirectly through RETI Mingde, 100% of the equity interest of Hainan Fangyuyuan (known as Yangpu Fangyuyuan United Logistics Co., Ltd. at that time, which changed its name to Hainan Fangyuyuan United Logistics Co., Ltd. on December 7, 2023) and 61.548% of the equity interest of Hainan Yile IoT, which, in turn, owned 90% of the equity interest of IoV Technology Research (which was transferred to REIT Mingde on April 3, 2023 for no consideration), 85% of the equity interest of Shanxi Global Travel Co., Ltd. and 45% of the equity interest of Hainan Beiqi Yinjian Yile Smart Travel Technology Co., Ltd. Hainan Fangyuyuan is engaged in facilitating logistic services through its cloud based platform in China. IoV Technology Research provides RSA services in Hainan Province, China.

On December 27, 2021, Hainan Fangyuyuan and Shanghai Ruida Fenghe Management Consulting Partnership (Limited Partnership) incorporated Hainan Kunneng as a limited liability company to engage in the development of an international commodity trading platform (as of the date of this annual report, the platform is still under development and has not launched)    for the Hainan International Trade Zone, using digital supply chain technologies. Hainan Fangyuyuan owns 51% of Hainan Kunneng’s equity interest while Shanghai Ruida Fenghe Management Consulting Partnership (Limited Partnership) owns 49%. Hainan Kunneng commenced operations in January 2022.

On August 24, 2022, due to the addition of a new shareholder, REIT Mingde became a 90% owner of Hainan Fangyuyuan’s equity interest. On December 18, 2023, REIT Mingde transferred all of its 90% equity interest of Hainan Fangyuyuan to REIT Ordos for a total consideration of RMB 1.

On August 25, 2022, Hainan Coconut Network Freight Co., Ltd., (“Hainan Coconut”) was incorporated as a wholly owned subsidiary of Hainan Fangyuyuan. Hainan Coconut plans to build an online freight and logistics platform to provide logistics and transportation services. On September 5, 2023, Hainan Fangyuyuan transferred all of its equity interest of Hainan Coconut to two third-party individuals for no consideration. At that time, Hainan Coconut had not commenced its operations.

On September 30, 2022, Gansu Ruishi Tongda Ecological Management Co., Ltd. was incorporated as a limited liability company in mainland China and REIT Ecological owns 70% of its equity interest. Its business scope includes project management, project investment and financing, and other ecological management projects. It was dissolved on March 7, 2023.

On November 29, 2022, Honghe REIT was incorporated as a limited liability company in mainland China and a wholly-owned subsidiary of REIT Ordos. Its business scope includes EOD projects and related ecological restoration projects.   On August 9, 2023, REIT Ordos transferred all of its equity interest of Honghe REIT to Sunoro Hengda for no consideration, after which Sunoro Hengda became a 100% owner of Honghe REIT’s equity interest.

On April 12, 2023, ReTo entered into an instrument of transfer with the original shareholder of Sunoro Holdings for the acquisition of 100% of the equity interests in Sunoro Holdings, for a total consideration of HKD 1. Sunoro Holdings is a holding company with no operation.

On April 16, 2023, Inner Mongolia REIT Ecological Environment Management Co., Ltd. (“Mongolia REIT”) was incorporated as a wholly owned subsidiary of REIT Ordos. Mongolia REIT is engaged in ecological restoration and management.

On May 8, 2023, Inner Mongolia Guorui Daojing Information Technology Co., Ltd. (“Mongolia Guorui”) was jointly established by REIT Mingde and Beijing Daojing Technology Co., Ltd. (“Beijing Daojing”). REIT Mingde owned 51% of the ownership interest in Mongolia Guorui, with the remaining 49% equity interest owned by Beijing Daojing. Mongolia Guorui is engaged in providing services and equipment research and development in the field of intelligent emergency management. On August 3, 2023, Sunoro Hengda was incorporated as a limited liability company in mainland China and a wholly-owned subsidiary of Sunoro Holdings. Sunoro Hengda is a holding company with no operation.

On May 10, 2022, Beijing REIT transferred all of its 100% equity interest of REIT Equipment to REIT Ordos for no consideration. On August 7, 2023, REIT Ordos  transferred all of its 100% equity interest of REIT Equipment to Sunoro Hengda for no consideration, after which Sunoro Hengda became a 100% owner of REIT Equipment’s equity interest. REIT Equipment manufactures specialized equipment for producing building materials, and develops and constructs municipal engineering projects.

On November 16, 2023, Huainan Sunoro Environmental Protection Technology Co., Ltd. (“Huainan Sunoro”) was incorporated as a limited liability company in mainland China and a wholly-owned subsidiary of REIT Equipment. Huainan Sunoro was engaged in the research and development of resource recycling technologies, development of waste asphalt recycling technology, energy recovery system development, and technical consulting services for resource recycling. Huainan Sunoro was dissolved on March 26, 2024.

On January 5, 2024, REIT Ordos transferred 39% equity interest of Hainan Fangyuyuan to REIT Technology for consideration of RMB1, after which REIT Ordos and REIT Technology became a 51% and 39% owner of Hainan Fangyuyuan’s equity interest, respectively.

Corporate Structure

The chart below summarizes our corporate structure as of the date of this annual report:

*	REIT Technology Development Co., Ltd holds 39% equity interest of Hainan Fangyuyuan United Logistics Co., Ltd.

**	Includes 20% of the equity interests of Mongolia REIT to be returned to the Company under a collaboration agreement, dated November 20, 2023, by and between REIT Ordos and a third party. Pursuant to the collaboration agreement, the parties agreed to collaborate on an ecological restoration project managed through Mongolia REIT, and the third-party company agreed to contribute RMB 10 million (approximately $1.4 million) for 20% of Mongolia REIT’s equity interests, provided that REIT Ordos fully pays for its 80% of Mongolia REIT’s equity interests, totaling RMB 40 million, within one year of the agreement. REIT Ordos transferred 20% of Mongolia REIT’s equity interests to the third-party company on November 27, 2023, in anticipation of fulfilling its obligation pursuant to the agreement. As of the date of this annual report, the third party only paid RMB7 million (approximately $0.98 million). The parties agreed to rescind the agreement with the Company to refund RMB 7 million to the third party company and the third party company to return the 20% of the equity interests of Mongolia REIT.

B.	Business overview.

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

Recent Developments

Share Combinations and Change of Authorized Shares

On May 9, 2023, our board of directors approved a share combination pursuant to section 40A of the BVI Act, or the 2023 Share Combination, of our authorized, issued and outstanding common shares at a ratio of 10-for-1 so that every 10 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). As a result of the 2023 Share Combination, the par value of the Common Shares was changed from $0.001 per share to $0.01 per share, effective on May 15, 2023.

On July 31, 2023, our board of directors approved a change of the maximum number of shares that we are authorized to issue, from 20,000,000 shares of a single class each with a par value of US$0.01 to an unlimited number of shares of a single class each with a par value of US$0.01, effective on July 31, 2023.

On February 1, 2024, our board of directors approved another share combination pursuant to section 40A of the BVI Act, or the 2024 Share Combination, of our Common Shares at a ratio of 10-to-1 so that every 10 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). As a result of the 2024 Share Combination, the par value of the Common Shares was changed from $0.01 per share to $0.1 per share, effective on March 1, 2024.

Public Offering in May 2023

On May 18, 2023, we entered into a securities purchase agreement to sell an aggregate of 200,000 Common Shares, par value US$0.1 per share, at a price of $33 per share to certain investors pursuant to the prospectus supplement, for aggregate gross proceeds of $6,600,000. We intend to use proceeds received from the offering to fund the growth of our business in China for working capital and general business purposes.

The sale of the Common Shares is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-267101) initially filed with the SEC on August 26, 2022.

Public Offering and Concurrent Private Placement in September 2023

On September 29, 2023, we entered into a securities purchase agreement (the “Original Public Offering SPA”) to sell an aggregate of 1,500,000 Common Shares, at a price of $10.00 per share to certain investors pursuant to the prospectus supplement. On March 13, 2024, we entered into an amendment to the Original Public Offering SPA with such investors to change the per share purchase price from $10.00 to $4.00 for the sale of an aggregate of 1,500,000 Common Shares, and to change the terms of the closing of the transactions.

In addition, on September 29, 2023, in a concurrent private placement, or the 2023 Private Placement, we entered into separate securities purchase agreements (the “Original Private Placement SPA”) for the 2023 Private Placement, in reliance upon Regulation S of the Securities Act, to sell to certain other investors (the “Reg S Investors”) an aggregate of 1,000,000 Common Shares, at a price per share of $10.00. On March 13, 2024, we entered into an amendment to the Original Private Placement SPA with the Reg S Investors to change the per share purchase price from $10.00 to $4.00 for the sale of an aggregate of 1,000,000 Common Shares, and to change the terms of the closing of the 2023 Private Placement.

The 2023 September Public Offering and the 2023 Private Placement closed on March 13, 2024 and we received aggregate gross proceeds of approximately $10 million. We incurred expenses of approximately $0.40 million. We intend to use the net proceeds to fund the growth of our business in China or other regions, acquire or invest in technologies, products and/or businesses that we believe will enhance our value as well as for working capital and general corporate purposes.

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

“Rural revitalization” and “urban renewal.” In January 2022, the Opinions of the Central Committee of the Communist Party of China and the State Council on Doing a Good Job in Comprehensively Promoting the Key Work of Rural Revitalization in 2022 was issued by the Central Committee of the Communist Party of China and the State Council. Also known as “Document No. 1,” the Opinions is the first official policy document issued by the PRC government in the new year that traditionally focuses on rural issues with this year’s focus on the advancement of rural revitalization. Rural revitalization calls for high standard farmland construction, advancement of agricultural infrastructure, and improvement of the implementation of rural conduction system, among other things.

In addition, in November 2021, the General Office of the Ministry of Housing and Urban-Rural Development of the PRC issued the Notice on Launching the First Batch of Urban Renewal Pilot Work, and decided to carry out the first batch of urban renewal pilot work in a two-year period in 21 cities (districts) including Beijing. The connotation of “urban renewal” is to “promote the optimization of urban structure, function improvement and quality improvement.” It is believed that “Urban renewal” is fundamentally different from the previous “old city renovation” and includes the renovation of the old city, with a higher level and a wider scope, including house renovation (demolition) and road renovation, as well as preservation of urban culture and customs, and division of functional areas. We believe the rural revitalization and urban renewal policies of the PRC government will create demand for construction materials, in particular in the concrete blocks (bricks) industry, which will bring opportunities to increase product value and competition for product differentiation, optimize product structures and improve the equipment functionalities.

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

Automotive After-Sales Market

According to the data reported by Xinhua News Agency in 2020, the automotive after-sales market continues to recover and was estimated to exceed a total consumption amount of RMB one trillion (approximately $157.1 billion) for 2020. The automotive after-sales refers to the transactions or services during the use of sold cars. In the automotive after-sales market, fuel is the largest segment with an average annual market size of RMB 2.6 trillion (approximately $408.5 billion) from 2019 to 2021, and insurance is the second largest segment with an average annual market size of about RMB 800 billion (approximately $125.7 billion), which is our targeted segment.

In September 2020, the China Banking and Insurance Regulatory Commission formulated and issued the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance, requiring insurance companies to achieve the reform goals of “reducing prices, increasing coverage and improving quality” of auto insurance. The Guiding Opinion also calls for development of new insurance products, including the vehicle mileage insurance. As a result, it is expected that the growth of the segment will slow down and market size will decrease in the near future.

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

According to the data released by the Hainan Insurance Industry Association, during 2021, there was a total of approximately 108,100 car accidents (involving solely the mandatory liability insurance cases that occurred and closed during the year, excluding single-vehicle accidents) in Hainan province, representing an average of approximately 296 accident per day.

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

Proprietary technologies and strong research and development capabilities. We have developed key technologies and knowhow in the manufacture of various types of construction materials and manufacturing equipment. We own an aggregate of 126 PRC patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), including 31 design patents, 85 utility model patents and ten invention patents. Three of our patents were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. In addition, we own 25 software copyrights in China.

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

Increase our revenue and market share by expanding our business network internationally. In order to expand our international market share, we plan to add more distributors in America, Southeast Asia, and the Middle East. We plan to change our advertising strategies to reach new customers through new methods, such as digital marketing. We are striving to expand our international market, aiming to increase our exports to countries such as the United Arab Emirates and Saudi Arabia in the Middle East, Algeria in North Africa, and India in Asia. We have participated, and will continue to participate, in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales. In addition, we aim to leverage the role of our joint venture subsidiary in India to increase sales and expand market share in India. At the same time, we plan to increase investment in marketing and promotion in the international market, especially in the Middle East and Africa, such as by participating in various exhibitions, shows, forum or conferences and developing agent relationships, to effectively leverage our established network of agency cooperation there.

Take advantage of the Hainan Free Trade Port policy. Hainan province government recently promulgated the Hainan Province’s Three-Year Action Plan to Win the Battle of Science and Technology Innovation by Extraordinary Means (2021-2023) (Qiong Fu Ban [2021] No. 24) and the Hainan Province Science and Technology Planning System Optimization and Reform Plan (Qionke [2021] No. 250)in an aim to promote the technology innovation-driven development of enterprises. The government is promoting the establishment of the Haikou City Research and Development Center for Internet of Things Digitalization Application Engineering and Technology” and gathers resources for renovation and development of high technologies. The government offers subsidies, tax incentives as well as support for introducing talents to the province, such as housing subsidies and bonuses. We plan to take advantage of the government resources and support of the Hainan Free Trade Port to further the development of our technologies and our business operations.

Pursue Strategic Acquisitions. We intend to continue to pursue expansion opportunities in existing and new markets, as well as in core and adjacent categories through strategic acquisitions. Specifically, we are seeking to acquire companies engaged in manufacturing solar energy equipment or energy management devices in order to enhance our business. We believe the demand for such eco-friendly equipment and devices are and will continue to be in greater demand in the established economies.

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

Traditional bricks in China consist primarily of clay, which is mixed with water and silt, pressed into a mold for shaping, then fired in a kiln, or furnace. We use reclaimed iron tailings or construction and demolition waste primarily as a substitute for rocks. Through vibration technology, with these raw materials input, the finished products can come out with different shape and types. Since the whole production is cured without fire, this process has the benefits of less space required for production and less pollution generated to the environment. We believe iron tailings or construction and demolition waste reduce both the density and heat conductivity of our construction materials without sacrificing their durability and strength. Our construction materials’ density and strength meet or exceed China national standards. In addition, because we use iron tailings or construction and demolition waste in the manufacturing process, we believe our construction materials are consistent with China’s recent environmental protection policies, such as energy conservation included in the 2016 China’s 14th Five-Year Plan (2021-2025).

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

Our equipment used to manufacture construction materials include, without limitation, the following:

●	REIT-Classic RT9A, RT9B, RT15A, RT15B. These are fully automated block production lines and can be universally used for the manufacture of bricks, tiles, pavers with and without face mix, curbstones, hollow blocks and similar construction materials.

●	REITRT10 Series Equipment. REITRT10 series equipment is used to produce bricks, tiles, pavers with and without face mix, curbstones, hollow blocks and similar construction materials.

●	Horizontal Pull Holes Device. Horizontal Pull Holes Device is used to produce interlocking bricks, water conservancy blocks and slope protection blocks.

●	REIT-I Concrete Block Splitter. Synchronized concrete block cutting machine with four blades. The blades are guided by ultra-wear resistant guide leads and driven by a large bore hydraulic drive, which lowers the operating pressure of the hydraulic unit and increases the splitting force.

●	REIT Foam Insert Device. This device is used to insert a foam plate into the mold and produce thermal insulation blocks.

●	Gravity Separator for Iron Mine. Gravity separator is used to collect iron from the mine.

●	REIT RT18 Equipment. In 2023, we developed REIT RT18 equipment and a fully automatic production line comprised of the equipment. REIT RT18 equipment is one of our biggest production block making machines available for producing bricks, tiles, pavers (with and without face mix), curbstones, hollow blocks and similar construction materials.

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

Our RSA services are available to insured drivers and uninsured drivers. Our services to insured drivers are based on the type of insurance policy they have with their insurance company as well as the terms of our service contract with their insurance companies. Uninsured drivers pay our services fee based on our prevailing rates at the time of services. We maintain a 24/7 service team to ensure timely responses to RSA services requests.

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

Software Solutions

Through Hainan Yile IoT, we are also engaged in the design, development and sales of customized software solutions based on the client specifications. We have developed the following software solutions for our clients during the fiscal years ended December 31, 2023, 2022 and 2021:

-	Logistics management system – comprehensive software solutions for the management of multimodal logistics, encompassing functions including customer management, supplier management, order management, and vehicle management.

-	Retail management system – comprehensive software solutions for retail management, including functions such as invoicing, reporting, data statistics, online marketing.

-	Fleet management system – comprehensive software solutions providing client with capabilities to manage its fleet including functions such as vehicle management, vehicle application, vehicle alarm, and location control.

-	Vehicle rental management system – comprehensive software solutions providing client with capabilities to manage its car rental services, including functions such as vehicle management, vehicle rental (rental renewal), and remote fuel and electricity disconnection.

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

Ecological Restoration Projects – Datong City, Shanxi Province

Pursuant to a strategic cooperation agreement entered into with Hunyuan County People’s Government, we have acted as the general contractor in connection with the restoration of abandoned coal mines and disposal of solid wastes in Hunyuan County, Datong City, Shanxi Province. We were in charge of the project feasibility study, design, implementation and supervision of the project. This project covered several affected villages and had an aggregate area of approximately 386 acres.

Customers

Our eco-friendly construction materials are sold only in China. Sales of construction materials accounted for $0.7 million, $0.8 million and $1.7 million of our total revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Region	2023	2022	2021
Middle East	$36,998	$556,867	$50,573
India	427,801	261,922	491,192
Pakistan	7,208	837	12,457
China	2,750,064	3,458,528	1,212,824
Malaysia	7,898	-	20,656
Maldives	6,317	20,495	-
Total	$3,236,286	$4,298,649	$1,787,702

For the fiscal year ended December 31, 2023, one customer accounted for approximately 16% of the Company’s total revenue. For the fiscal year ended December 31, 2022, one customer accounted for approximately 21% of the Company’s total revenue. For the fiscal year ended December 31, 2021, one customer accounted for more than 11% of the Company’s total revenue.

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

We are also striving to expand our international market, aiming to increase our exports to countries such as the United Arab Emirates and Saudi Arabia in the Middle East, Algeria in North Africa, and India in Asia. In 2023, in order to expand our international market, we have appointed a partner as an agent in the Middle East and Africa. In 2024 and future we plan to make efforts to look for more partners to boost our market. We are aiming to adjust our advertising strategies to reach new and existing customers through new methods such as digital marketing. We have participated, and will continue to participate, in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales.

We also acquire new customers by word-of-mouth referrals and have found that satisfied customers are loyal customers. We believe quality products and excellent services are a good marketing tool to retain and expand our customer base and as such we will improve the performance and quality of our equipment and combine the internet technology to our equipment to improve our after-sale services and satisfy the customers’ needs. In addition, the introduction of new products, such as permeable floor tiles for sponge city construction and slope and damn protection blocks in water conservancy construction have helped open new markets. In addition, we have developed the equipment to reuse waste rock wool products for manufacturing of construction materials. We believe that this approach has been crucial in winning and retaining clients and increasing our ability to withstand competition.

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

As mentioned above, we have developed the REIT RT 18 equipment and a fully automatic production line comprised of the equipment, one of our biggest production lines. In order to meet the needs of the customers, we have also developed production lines with different automation levels to meet the different intensities for manufacturing. We believe these developments will increase our competitive capacity in brick-production equipment.

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

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the years ended December 31, 2023, 2022, and 2021, we spent $1,166,044, $960,598 and $346,951, respectively, on research and development associated with our continuing operations. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

Quality control is an important aspect of our research and development department’s work and ensuring quality at every stage of the process has been as key driver in maintaining and developing our brand value. We have set up a separate research and development division to account for our investment in research and development. As of December 31, 2023, we employed 38 professionals in research and technology development. We expect to increase our allocation of research and development funds in an effort to enhance its core competence.

Sample research and development projects from 2021 to 2023 include the following:

Year 2021

●	A servo control system for cubing plant V1.0

●	A control system V1.0 for finger cart

●	An environmentally friendly permeable concrete PC brick

●	A porous sound-absorbing and noise-reducing PC brick

●	A production, processing, positioning and cutting device for PC bricks

●	A weather-resistant PC brick

●	A permeable PC brick surface layer and chamfer grinding device

●	A self-compensating shrink PC brick

Year 2022

●	A squirrel cage concrete product turning machine

●	An extra-thick surface layer bulk concrete product forming device

●	A control system and software for 3D printing V1.0

●	REITRT10 Series equipment

●	Gravity separator for iron mine

Year 2023

●	A multi-purpose concrete trimming cutter

●	A lightweight solid-liquid front-end mixture for 3D printing printhead

●	A new type of ore gravity separation device

●	A power milling coaxial integrated additive and subtractive extrusion nozzle

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

For the years ended December 31, 2023, 2022, and 2021, the Company purchased approximately 10%, 19%, and 53%, respectively, of its raw materials from one major supplier. If we are unable to purchase from this supplier, we do not expect we would face difficulties in locating other suppliers at substantially the same prices because alternative suppliers are readily available on the market.

Intellectual Property

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our businesses, and we rely on patent, copyrights, trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We own an aggregate of 126 PRC patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (“Luoyang”), an independent third party), including 31 design patents, 85 utility model patents and ten invention patents. Three of our patents were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva. In addition, we own 25 software copyrights in China.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On December 27, 2021, MOFCOM and NDRC jointly issued the latest version of Negative List (Edition 2021). See “Item 4. Information on the Company – B. Business Overview – Regulation — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment.”

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

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

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

On January 1, 2020, the Foreign-invested Information Reporting Measures or FIE Reporting Measures came into force which replaced the FIE Record-filing Interim Measures. Pursuant to FIE Reporting Measures, foreign investors or FIEs are required to submit an initial report, change report, deregistration report and annual report through the enterprises registration system.

Currently, our business falls within the permitted category.

Company Law

Pursuant to the PRC Company Law, promulgated by the SCNPC on December 29, 1993, effective as of July 1, 1994, and as amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 October 26, 2018, and December 29, 2023 (the latest amendment will become effective on July 1, 2024), the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

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

Regulations on Tax

See “Item 10. Additional Information —E. Taxation—People’s Republic of China Taxation.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Measures on Administration of Foreign Debts Registration (2013). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount or three times of its net assets, at the discretion of such company.

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

On February 17, 2023, the CSRC published the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in mainland China which appointed by the issuer and such filing obligation shall be completed within three business days after the overseas listing application is submitted. The required filing materials for an initial public offering and stock exchange listing shall include, but are not limited to: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (4) if, the domestic enterprise is being investigated according to law due to suspected crimes or major violations of laws and regulations, and there is no clear conclusion; or (5) if there are material ownership disputes over the equity of the controlling shareholder or shareholders controlled by controlling shareholders and actual controllers. The Trial Measures provide directional guidance to the PRC’s reform plan for the supervision of overseas listings. The Trial Measures adopt an “ex-post filing mechanism” where the filer completes its filing obligation within three business days after it submits its listing application to the regulator in the place of intended listing. With respect to the domestic enterprises, non-compliance with the Trial Measures or an overseas listing completed in breach of it may result in a warning or a fine ranging from RMB 1 million to RMB10 million. Furthermore, the directly responsible executives and other directly responsible personnel of the domestic enterprises may be warned, or fined between RMB 500,000 and RMB 5 million and the controlling shareholder, actual controllers, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB 1 million and RMB 10 million. If, during the filing process, the domestic enterprises conceal important factors or the content is materially false, and securities are not issued, they are subject to a fine of RMB1 million to RMB10 million. With respect to the directly responsible executives and other directly responsible personnel of the domestic enterprises, they are subject to a warning and fine between RMB 500,000 and RMB 5 million, and with respect to the controlling shareholder, actual controllers, and other legally appointed persons of the domestic enterprises, they are subject to a warning and fine between RMB 1 million and RMB 10 million.

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

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with a local bank authorized by the SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval or three times of the net assets of such subsidiary.

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

Office	Address	Term	Ownership	Space (m2)
Office of Beijing REIT	X-702, Runfengdeshangyuan, No. 60 Anli Road, Chaoyang District, Beijing City	January 2024 - December 2025	Leased	322.24

Office for the R&D Department of Beijing REIT	Room 2304, 5 Building, Luxury Times City, 168 Jixiang Road, Yanta District, Xi’an City	April 2022 - March 2025	Leased	126

Office for the R&D Department of Beijing REIT	Units 12001-12002, No. 1 Building, West-side of South 2nd Ring Road, Beilin District, Xi’an City		Owned	245.38

Office of REIT	A-301, Yahao City Plaza, No. 1, Zhongguancun Information Valley Innovation Center, Haoyuan Road, Nanhai Boulevard, Jinyu Street, Longhua District, Haikou City, Hainan Province	December 2023 - December 2026	Leased	464.44

Land Owned by Xinyi REIT	West Area of Jizheng Avenue, North Area of Tanggang Road, Economic and Technical Development Zone, Xinyi City, Jiangsu Province	February 2017 - February 2067	Owned	74,254.61

Staff Dormitory of Beijing REIT	Unit 601, Unit 1, Floor 6, Building 207, Huizhong Beili, Chaoyang District, Beijing City	July 2023 - July 2024	Leased	68.74

Office of Beijing REIT	Room 1611, No.A Building, No.208, Second Block, Lize Zhongyuan, Wangjing Xinxing Industrial Area, Chaoyang District, Beijing City	January 2024 - January 2025	Leased	42.42

Office of REIT Equipment	No. 39, Block A, Pedestrian First Street, Langfang City, Hebei Province	March 2023 - February 2028	Leased	208.36

Office of Honghe REIT	No. 11 to No. 13, 1st Floor, Building A, Phase III, Tiancheng Garden, Tamsui Road, Wenlan Town, Mengzi City, Honghe Prefecture, Yunnan Province	June 2023 - May 2028	Leased	340.29

Office of Honghe REIT	No. 201 to No. 202, 2nd Floor, Unit 1, Building A, Phase III, Tiancheng Garden, Tamsui Road, Wenlan Town, Mengzi City, Honghe Prefecture, Yunnan Province	June 2023 - May 2028	Leased	269.78

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

Overview

Our business consists of four business segments, including machinery and equipment sales, construction materials sales, municipal construction projects and technological consulting and other services, which accounted for 72%, 23%, nil and 5% of our total revenue from our continuing operations for the year ended December 31, 2023, respectively, 67%, 12%, 8% and 13% of our total revenue from our continuing operations for the year ended December 31, 2022, respectively, and 50%, 46%, 4% and 0% of our total revenue from our continuing operations for the year ended December 31, 2021, respectively. Our technological consulting and other services include the RSA services and software development services conducted by REIT Mingde which was acquired by us in December 2021.

Our domestic customers are throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally from our continuing operations accounted for approximately 85% and 15%, respectively, of our total sales for the year ended December 31, 2023, approximately 91% and 9%, respectively, of our total sales for the year ended December31, 2022, and approximately 84% and 16%, respectively, of our total sales for the year ended December 31, 2021. As of December 31, 2023, our equipment and machinery were sold in six countries.

Impact of COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced and significantly impacted the global economy. From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. The Company experienced difficulty in delivering the products to customers on a timely basis. The Company’s production and sales activities from its continuing operations returned to normal after the spread of COVID-19 was substantially controlled in China in late 2020. However, there was a resurgence of COVID-19 cases during 2021 caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions were re-imposed in certain cities in China to combat such outbreaks and emerging variants of the virus. COVID-19 had a significant impact on the construction sector, which is sensitive to economic cycles. The nature of the impacts and extent of the ramifications are in large part dependent upon the location of the underlying projects. Direct impacts ranged from a slowdown in supply of available materials and labor to, in some instances, deferral and suspension of entire projects. As a result, COVID-19 had a significant impact on the Company’s financial results for the years ended December 31, 2022 and 2021.

In December, China lifted almost all of its COVID-19 control measures followed by removal of additional travel restrictions issued by local governments. On May 5, 2023, the World Health Organization declared that COVID-19 no longer constitutes a public health emergency of international concern. However, due to the lingering effect of COVID on Chinese economy and resulting weaker demand in the PRC real estate market in 2023, we did not have any revenue from municipal construction business in the fiscal 2023 and our revenue from machinery and equipment and technology consulting and other services decreased by 46% and 80%, respectively, comparing to fiscal 2022. Our revenue decreased by 50%, or approximately $3.2 million, from approximately $6.5 million for the year ended December 31, 2022 to approximately $3.2 million for the year ended December 31, 2023.

Further, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Results of Operations from Our Continuing Operations

Comparison of Operation Results for the Years Ended December 31, 2023, 2022 and 2021

The following table summarizes the results of our continuing operations during the fiscal years ended December 31, 2023, 2022 and 2021, and provides information regarding the changes in terms of dollar amounts and percentage during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2023		2022		Amount	Percentage
	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenues- third party customers	$3,192	99%	$6,169	95%	$(2,977)	(48)%
Revenue- related party customers	44	1%	305	5%	(261)	(86)%
Total revenues	3,236	100%	6,474	100%	(3,238)	(50)%
Cost of revenues- third party customers	2,982	92%	5,195	80%	(2,213)	(43)%
Cost of revenues – related parties	44	1%	472	7%	(428)	(91)%
Total cost of revenues	3,026	94%	5,667	88%	(2,641)	(47)%
Gross profit	210	6%	807	12%	(597)	(74)%
Operating expenses:
Selling expenses	1,194	37%	3,775	58%	(2,581)	(68)%
General and administrative expenses	9,406	291%	8,593	133%	813	9%
(Recovery of) provision for credit losses	(611)	(19)%	1,711	26%	(2,322)	(136)%
Impairment of long-lived assets	399	12%	-	-%	399	-%
Impairment of goodwill	-	-%	1,019	16	(1,019)	(100)%
Research and development expense	1,166	36%	961	15%	205	21%
Total operating expenses	11,554	357%	16,059	248%	(4,505)	(28)%
Loss from operations	(11,344)	(351)%	(15,252)	(236)%	3,908	(26)%
Other income (expenses)
Interest expense, net	(397)	(12)%	(319)	(5)%	(78)	24%
Other income (expense), net	(4,336)	(134)%	178	3%	(4,514)	(2,536)%
change in fair value in convertible debt	48	1%	(467)	(7.2)%	515	(110)%
Gain from dissolution of subsidiaries	38	1%	508	8	(470)	(93)%
Share of losses in equity method investments	(95)	(3)%	(46)	(1)%	(49)	107%
Total other expenses, net	(4,742)	(147)%	(146)	(2)%	(4,596)	3,148%
Loss before income taxes	(16,086)	(497)%	(15,398)	(238)%	(688)	4%
Income taxes provision (benefit)	(17)	(1)%	(18)	-%	1	(6)%
Net loss from continuing operations	$(16,069)	(497)%	$(15,380)	(238)%	$(689)	4%
Net loss	$(16,069)	(497)%	$(15,380)	(238)%	$(689)	4%

(All amounts, other than percentages, in thousands of U.S. dollars)

	2022		2021		Amount	Percentage
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenues- third party customers	$6,169	95%	$3,318	92%	$2,851	86%
Revenue- related party customers	305	5%	282	8%	23	8%
Total revenues	6,474	100%	3,600	100%	2,874	80%
Cost of revenues- third party customers	5,195	80%	3,039	84%	2,156	71%
Cost of revenues – related parties	472	7%	175	5%	297	170%
Total cost of revenues	5,667	88%	3,214	89%	2,453	76%
Gross profit	807	12%	386	11%	421	109%
Operating expenses:
Selling expenses	3,775	58%	826	23%	2,949	357%
General and administrative expenses	8,593	133%	4,619	128%	3,974	86%
(Recovery of) provision for credit losses	1,711	26%	2,250	63%	(539)	(24)%
Impairment of long-lived assets	-	-%	4,344	121%	(4,344)	(100)%
Impairment of goodwill	1,019	16%	-	-	1,091	-
Research and development expense	961	15%	347	10%	614	177%
Total operating expenses	16,059	248%	12,387	344%	3,672	30%
Loss from operations	(15,252)	(236)%	(12,001)	(333)%	(3,251)	27%
Other income (expenses)
Interest expense, net	(319))	(5)%	(101)	(3)%	(218)	216%
Other income (expense), net	178	3%	(27)	(1)%	205	(759)%
change in fair value in convertible debt	(467)	(7.2)%	(1,909)	53%	1,441	(76)%
Loss from disposal of REIT Changjiang	-	-%	(6,293)	(175)%	6,293	(100)%
Gain from dissolution of subsidiaries	508	8%	-	-	508	-%
Share of losses in equity method investments	(46)	(1)%	(143)	(4)%	97	(68)%
Total other expenses, net	(146)	(2)%	(8,473)	(235)%	8,327	(98)%
Loss before income taxes	(15,398)	(238)%	(20,474)	(569)%	5,076	(25)%
Income taxes provision (benefit)	(18)	-%	3	-%	(21)	(606)%
Net loss from continuing operations	$(15,380)	(238)%	$(20,478)	(569)%	$5,098	(25)%
Net loss from discontinued operations, net of taxes	-	-	(1,596)	(44)%	1,596	(100)%
Net loss	$(15,380)	(238)%	$(22,074)	(613)%	$6,694	(30)%

Revenues

Our total revenues from continuing operations decreased by approximately $3.2 million, or 50%, to approximately $3.2 million for the year ended December 31, 2023 from approximately $6.5 million for the year ended December 31, 2022. Among our total revenue, revenue from third party customers decreased by approximately $3.0 million, or 48%, from approximately $6.2 million for the year ended December 31, 2022 to approximately $3.2 million for the year ended December 31, 2023, while revenue from related party customers decreased by $260,550, or 86%, from $304,875 for the year ended December 31, 2022 to $44,325 for the year ended December 31, 2023. The significant decrease in our total revenue in the year ended December 31, 2023 compared to the year ended December 31, 2022 was mainly due to the slowdown in the PRC real estate market and decrease in investment in infrastructure in fiscal 2023, which resulted in lower demand for the municipal construction projects, as well as decrease in orders for construction machinery and equipment and materials. Revenue from our technological consulting and other services experienced a decrease due to the delay in marketing and adoption of our software solutions for the petrochemical sector we targeted in fiscal 2023.

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

The following table summarizes the results of revenues from our continuing operations by business segments for the fiscal years ended December 31, 2023, 2022 and 2021:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	2023		2022		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and equipment	$2,325	72%	$4,299	67%	$(1,974)	(46)%
Construction materials	740	23%	806	12%	(66)	(10)%
Municipal construction	-	-%	527	8%	(527)	(100)%
Technological consulting and other services	171	5%	842	13%	(671)	(80)%
Total	$3,236	100%	$6,474	100%	$(3,238)	(50)%

	2022		2021		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and equipment	$4,299	67%	$1,800	50%	$2,499	139%
Construction materials	806	12%	1,658	46%	(852)	(51)%
Municipal construction	527	8%	142	4%	385	271%
Technological consulting and other services	842	13%	-	-	842	-%
Total	$6,474	100%	$3,600	100%	$2,874	80%

Machinery and Equipment

Revenue from machinery and equipment sales decreased by approximately $2.0 million, or 46%, from approximately $4.3 million for the year ended December 31, 2022 to approximately $2.3 million for the year ended December 31, 2023. The decrease is mainly due to less market demand for the construction related machinery and equipment as a result of the slowdown in the real estate market in China and decrease in investment in infrastructure.

Revenue from machinery and equipment sales increased by approximately $2.5 million, or 139%, from approximately $1.8 million for the year ended December 31, 2021 to approximately $4.3 million for the year ended December 31, 2022. The increase is mainly due to increased sales from large contracts for gravity separators.

Construction Materials

Sales of our environmental-friendly construction materials decreased by approximately $66,000, or 10%, to $0.7 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022 due to the decreasing demand from the slowdown of the PRC construction market.

Sales of our environmental-friendly construction materials decreased by approximately $0.9 million, or 51%, to approximately $0.8 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 due to the decrease in demand resulting from the downturn of the national construction market under the impact of COVID-19.

Municipal Construction

Revenue from municipal construction projects in our continuing operations decreased by approximately $0.5 million or 100% in the year ended December 31, 2023 as compared to the year ended December 31 2022. This decrease is due to weaker overall demand in 2023. Due to the decrease in investment in municipal construction, we did not receive any order during 2023 and may exit this line of business in future, should the government spending on infrastructure is further reduced.

Revenue from municipal construction projects in our continuing operations increased by approximately $0.4 million or 271% in the year ended December 31, 2022 as compared to the year ended December 31, 2021. The increase is due to overall economy recover in 2022.

Technological Consulting and Other Services

Revenue from technological consulting and other services was approximately $0.2 million and $0.8 million for the year ended December 31, 2023 and 2022. We started the RSA service in fiscal 2022 and is still in the business development stage. Due to intense competition in the RSA market, our revenue in fiscal 2023 was lower.

Cost of Revenues

Our total cost of revenues decreased by approximately $2.6 million, or 47%, to approximately $3.0 million for the year ended December 31, 2023 from approximately $5.7 million for the year ended December 31, 2022. Cost of revenues from third party customers decreased by approximately $2.2 million, or 43%, from approximately $5.2 million in the year ended December 31, 2022 to approximately $3.0 million in the year ended December 31, 2023, while cost of revenues from related party customers decreased by approximately $0.4 million, or 91%, from approximately $0.5 million in the year ended December 31, 2022 to approximately $43,992 in the year ended December 31, 2023. The decrease in our total cost of revenue was generally in line with the decrease in revenue. As a percentage of revenues, cost of revenues increased to 94% in the year ended December 31, 2023 from 88% in the year ended December 31, 2022, because some fixed costs did not decrease with revenue and labor cost increased in 2023.

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

Cost of Revenues by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Year Ended December 31,				Variance
	2023		2022		Amount	Percentage
	Amount	% of Costs	Amount	% of Costs	Increase (Decrease)	Increase (Decrease)
Machinery and Equipment	$1,931	64%	$3,931	69%	$(2,000)	(51)%
Construction materials	1,044	35%	905	16%	139	15%
Municipal construction	9	-%	486	9%	(477)	(98)%
Technological consulting and other services	42	1%	346	6%	(304)	(88)%
Total	$3,026	100%	$5,668	100%	$(2,642)	(47)%

	For the Year Ended December 31,				Variance
	2022		2021		Amount	Percentage
	Amount	% of Costs	Amount	% of Costs	Increase (Decrease)	Increase (Decrease)
Machinery and Equipment	$3,931	69%	$1,501	47%	$2,430	162%
Construction materials	905	16%	1,563	49%	(658)	(42)%
Municipal construction	486	9%	150	4%	336	224%
Other services	346	6%	-	-%	346	-%
Total	$5,668	100%	$3,214	100%	$2,454	76%

Machinery and Equipment

Cost of revenues for machinery and equipment sales decreased by approximately $2.0 million, or 51%, from approximately $3.9 million for the year ended December 31, 2022 to approximately $1.9 million for the year ended December 31, 2023. The decrease was primarily due to the decrease in production volume resulted from less orders, as well as the decrease in fulfillment expense after the lifting of COVID-19 control measures.

Cost of revenues for machinery and equipment sales increased by approximately $2.4 million, or 162%, from approximately $1.5 million for the year ended December 31, 2021 to approximately $3.9 million for the year ended December 31, 2022. The increase was primarily due to the increase in production volume, as well as increase in costs of raw materials and labor in 2022.

Construction Materials

Cost of revenues for sales of environmental-friendly construction materials increased by approximately $0.1 million, or 15%, from approximately $0.9 million for the year ended December 31, 2022 to approximately $1.0 million for the year ended December 31, 2023. The increase was due to the increase in costs of labor in fiscal 2023, as well as increased fixed cost allocation.

Cost of revenues for sales of environmental-friendly construction materials decreased by approximately $0.7 million, or 42%, from approximately $1.6 million for the year ended December 31, 2021 to approximately $0.9 million for the year ended December 31, 2022. The decrease was due to decrease in sales volume for construction materials sold in the downturn of the national construction market. Since we had fixed costs which did not change as a result of the change in sales, the decrease in our cost of revenues is not as significant as the decrease in the sales of construction materials.

Municipal Construction

Cost of revenues for sales of municipal construction projects decreased by approximately $0.5 million, or 98%, from approximately $0.5 million for the year ended December 31, 2022 to approximately $9,000 for the year ended December 31, 2023, because we did not engage in projection construction in 2023.

Cost of revenues for sales of municipal construction projects increased by approximately $0.3 million, or 224%, from approximately $0.2 million for the year ended December 31, 2021 to approximately $0.5 million for the year ended December 31, 2022.

Technological Consulting and Other services

Cost of revenues for technological consulting and other services amounted to approximately $42,000 for the year ended December 31, 2023. Cost of revenues for technological consulting and other services for the year ended December 31, 2022 and 2021 are $0.3 million and nil, respectively.

Gross Profit

Our gross profit decreased by approximately $0.6 million, or 74%, to approximately $0.2 million for the year ended December 31, 2023 from approximately $0.8 million for the year ended December 31, 2022. Gross profit margin for our continuing operations was 6% for the year ended December 31, 2023, as compared with 12% for the year ended December 31, 2022.

Our gross profit increased by approximately $0.4 million, or 109%, to approximately $0.8 million for the year ended December 31, 2022 from approximately $0.4 million for the year ended December 31, 2021. Gross profit margin for our continuing operations was 12% for the year ended December 31, 2022, as compared with 11% for the year ended December 31, 2021.

Our gross profit and gross margin by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2023		2022		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$394	17%	$368	9%	$26	7%
Construction materials	(304)	(41)%	(99)	(12)%	(205)	207%
Municipal construction	(9)	-%	41	8%	(50)	(122)%
Technological consulting and other services	129	75%	497	59	(367)	(74)%
Total	$210	6%	$807	12%	$(597)	(74)%

	2022		2021		Variance
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Gross Profit Increase (Decrease)	Gross Profit% Increase (Decrease)
Machinery and equipment	$368	9%	$298	17%	$70	23%
Construction materials	(99)	(12)%	96	6%	(194)	(204)%
Municipal construction	41	8%	(8)	(6)%	49	(612)%
Technological consulting and other services	497	59%	-	-	497	-%
Total	$807	12%	$386	11%	$422	109%

Machinery and Equipment

Gross profit for sales of machinery and equipment products increased by approximately $26,000 to approximately $0.4 million for the year ended December 31, 2023 as compared to approximately $0.4 million for the year ended December 31, 2022. Gross profit margin for this segment was 17% and 9%, respectively, for the year ended December 31, 2023 and 2022. The increase in gross profit margin was mainly due to the decrease in fulfilment expenses after the lifting of COVID-19 control measures.

Gross profit for sales of machinery and equipment products increased by approximately $70,000 to approximately $0.4 million for the year ended December 31, 2022 as compared to approximately $0.3 million for the year ended December 31, 2021. Gross profit margin for this segment was 9% and 17%, respectively, for the year ended December 31, 2022 and 2021. The decrease in gross profit margin was mainly due to the fact that we had to offer more competitive prices for our products in the challenging market environment resulting from COVID-19 which resulted in financial tightness and slowdown of the construction industry and thereby reduced demand for our products. In addition, COVID-19 caused disruption in our supply chain, impacted our ability to timely fulfill our customer orders and led to higher fulfilment expenses.

Construction Materials

Gross loss for construction materials was approximately $0.3 million and $0.1 million for the year ended December 31, 2023 and 2022, respectively. Gross loss margin for this segment was 41.1% and 12.3%, respectively, for the year ended December 31, 2023 and 2022, respectively. We had fixed costs which did not decrease proportionately with the decrease in revenue, which resulted in a gross loss.

Gross loss for construction materials was approximately $0.1 million for the year ended December 31, 2022 compared to a gross profit of approximately $0.1 million for the year ended December 31, 2021. The gross loss margin for this segment was approximately 12% for the year ended December 31, 2022 as compared to the gross profit margin of approximately 6% for the year ended December 31, 2021.We had fixed costs which did not decrease proportionately with the revenue decrease, and thus resulted in a gross loss.

Municipal Construction

Gross gain(loss) for the municipal construction project segment was approximately nil and $0.04 million and ($0.1) million for the year ended December 31, 2023, 2022 and 2021, respectively.

Technological Consulting and Other Services

Gross profit for technological consulting and other services was approximately $0.1 million, $0.5 million and nil for the year ended December 31, 2023, 2022 and 2021, respectively. The gross profit margin for this segment was approximately 75%, 59% and nil for the year ended December 31, 2023, 2022 and 2021, respectively.

Selling Expenses

For the year ended December 31, 2023, our selling expenses were approximately $1.2 million, representing a 68% decrease from approximately $3.8 million in the year ended December 31, 2022. As a percentage of sales, our selling expenses were 37% and 58% for the year ended December 31, 2023 and 2022, respectively. This decrease was primarily due to reduced marketing activities and lower transportation and handling expenses caused by decrease in sales during the year ended December 31, 2023.

For the year ended December 31, 2022, our selling expenses were approximately $3.8 million, representing a 357% increase from approximately $0.8 million in the year ended December 31, 2021. As a percentage of sales, our selling expenses were 58% and 23% for the year ended December 31, 2022 and 2021, respectively. The increase was mainly due to more marketing activities and shipping and handling fees associated with increased sales in the year ended December 31, 2022.

General and Administrative Expenses

For the year ended December 31, 2023, our general and administrative expenses were approximately $9.4 million, representing an increase of approximately $0.8 million compared to approximately $8.6 million in the year ended December 31, 2022. The increase in general and administrative expenses was mainly due to an increase of share-based compensation for services and consulting and professional fees of $0.8 million. As a percentage of revenues, general and administrative expenses were 291% and 133% of our total revenues for the year ended December 31, 2023 and 2022, respectively.

For the year ended December 31, 2022, our general and administrative expenses were approximately $8.6 million, representing an increase of approximately $4.0 million compared to approximately $4.6 million in the year ended December 31, 2021. The increase in general and administrative expenses was mainly due to an increase of share-based compensation for services and consulting and professional fees of $4.0 million. As a percentage of revenues, general and administrative expenses were 133% and 129% of our total revenues for the year ended December 31, 2022 and 2021, respectively.

Provision for (Recovery of) Credit Losses

For the year ended December 31, 2023, our recovery of credit losses was approximately $0.6 million, as compared to a provision of credit loss of approximately $1.7 million for the year ended December 31, 2022. We incurred significant provision for credit losses on uncollectible accounts receivable and advance payments for fiscal 2022 and 2021. In fiscal 2023, our customers financial situation improved after the lifting of COVID-19 control measures.

For the year ended December 31, 2022, our provision for credit losses were approximately $1.7 million, representing a decrease of approximately $0.5 million as compared to approximately $2.3 million in the year ended December 31, 2021. We incurred significant provision for credit losses on uncollectible accounts receivable and advance payments for fiscal 2022 and 2021, however, in fiscal 2022, the impact of COVID-19 on our customers alleviated.

Research and Development Expenses

Our research and development (“R&D”) expenses were approximately $1.2 million, $1.0 million and $0.3 million for the year ended December 31, 2023, 2022 and 2021, respectively. The increase in R&D expenses in the year ended December 31, 2023 was due to more R&D projects conducted by Beijing REIT.

Impairment of Long-lived Assets

During the years ended December 31, 2023, 2022 and 2021, due to the Company’s reoccurring loss, the Company further assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an additional impairment of approximately $0.4 million, nil and $4.3 million on its fixed assets for the year ended December 31, 2023, 2022 and 2021, respectively.

Impairment of Goodwill

For the year ended December 31, 2022, due to the slow development of REIT Mingde and its subsidiaries, the Company performed the two-step test for the REIT Mingde and its subsidiaries. In accordance with ASC 350-20, the Company recorded an impairment loss of $1,018,870 for the year ended December 31, 2022.

Interest Expense, Net

Our interest expenses, net were approximately $0.4 million, $0.3 million and $0.1 million for the year ended December 31, 2023, 2022 and 2021, respectively. The increase in interest expenses for fiscal 2023 as compared to fiscal 2022 was because of a higher loan balance in 2023 as compared to that in 2022. The increase in interest expenses for fiscal 2022 as compared to fiscal 2021 was because of a higher loan balance in 2022 as compared to that in 2021.

Other Income (Expense)

Other income amounted to approximately $4.3 million in the year ended December 31, 2023, the increase was due to a one-time charge of $4.7 million from a terminated project. We have approximately $0.2 million in the year ended December 31, 2022, mainly representing government subsidy. We had other expense of approximately $26,991 in the year ended December 31, 2021, mainly representing acquired inventory loss related to Hainan Yile IoT.

Change in Fair Value in Convertible Debt

Due to change in fair value of convertible debentures and note, the Company recorded an unrealized gain (loss) of $47,813 and ($467,383) and ($1.9 million) in other expense for the year ended December 31, 2023, 2022 and 2021, respectively.

Share of Losses in Equity Method Investments

For the year ended December 31, 2023, 2022 and 2021, share of losses in equity method investments for Shexian Ruibo amounted to approximately $0.1 million, $0.05 million and $0.1 million, respectively.

Gain (loss) from Disposal and Dissolution of Subsidiaries

The Company recognized a gain from dissolving subsidiaries of approximately $37,569 in the year ended December 31, 2023.The Company recognized a gain from dissolving subsidiaries of approximately $0.5 million in the year ended December 31, 2022. The Company recognized a loss from disposal of REIT Changjiang of approximately $6.3 million in the year ended December 31, 2021.

Loss before Income Taxes

Our loss before income taxes was approximately $16.1 million for the year ended December 31, 2023, a increase of approximately $0.7 million as compared to loss before income taxes of approximately $15.4 million for the year ended December 31, 2022. The increase in our loss before income taxes for the fiscal year 2023 was primarily attributable to the decrease in revenues, partially offset by increased costs and operating expenses as discussed above.

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

Provision for Income Taxes

The Company’s PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the EIT Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Beijing REIT and IoV Technology Research were recognized as HNTE by PRC government and subject to a favorable income tax rate of 15% for the year ended December 31, 2023, 2022 and 2021. Hainan Yile IoT was recognized as a HNTE by PRC government and subject to a favorable income tax rate of 15% for the year ended December 31, 2022 and 2021.

The following table reconciles the income tax expense by statutory rate to the Company’s actual income tax expense from our continuing operations:

	For the Year Ended December 31,
	2023	2022	2021
Income tax expense computed based on PRC statutory income tax rate	$(4,021,427)	$(3,849,305)	$(5,118,519)
Effect of favorable income tax rate in certain entity in PRC	245,598	181,088	889,716
Non-PRC entities not subject to PRC tax	1,469,346	1,749,333	1,564,644
Research & Development (“R&D”) tax credit	(291,511)	(240,150)	(260,213)
Non-deductible expenses – permanent difference	131,500	171,393	588,191
Change in valuation allowance	2,449,855	1,970,079	2,339,650
Income tax expenses	$(16,639)	$(17,562)	$3,469

Net Loss

Our net loss from continuing operations amounted to approximately $16.1 million, $15.4 million and $20.5 million for the year ended December 31, 2023, 2022 and 2021, respectively. Our net loss from discontinued operations amounted to approximately nil, nil and $1.6 million for the year ended December 31, 2023, 2022 and 2021, respectively. Total net loss amounted to approximately $16.1 million, $15.4 million and $22.1 million for the year ended December 31, 2023, 2022 and 2021, respectively.

B.	Liquidity and Going Concern

ReTo is a holding company incorporated in the British Virgin Islands. REIT Holdings, our wholly owned subsidiary established in Hong Kong, directly owns Beijing REIT, REIT Ordos, and REIT Technology, which in turn own our assets through their respective subsidiaries in China, India and the United States. Sunoro Holdings, our wholly owned subsidiary established in Hong Kong, directly owns Sunoro Hengda, which in turn owns our assets through its respective subsidiaries in China. We may need dividends and other distributions from our subsidiaries, including our PRC subsidiaries, to satisfy our liquidity requirements.

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

We have historically funded our working capital needs from cash flow from operations, advance payments from customers, bank borrowings, equity and debt offering, capital contributions from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2023, the Company reported a net loss of approximately $16.1 million. As of December 31, 2023, the Company had a working capital deficit of approximately of $6.8 million.

As of December 31, 2023, the Company had cash of approximately $1.4 million. In addition, the Company had outstanding accounts receivable of approximately $1.2 million (including accounts receivable from third-party customers of $1.1 million and accounts receivable from related party customers of approximately $0.1 million), of which approximately $0.7 million, or 22%, were collected between January and April 2023, and became available for use as working capital.

As of December 31, 2023, the Company had outstanding bank loans of approximately $5.4 million from a PRC bank. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted.

Based on the reasons above, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain operations, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Cash Flows for Years Ended December 31, 2023, 2022 and 2021

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	December 31, 2023	December 31, 2022	December 31, 2021
Net cash (used in) provided by operating activities	$(11,591)	$(9,962)	$(2,764)
Net cash provided by (used in) investing activities	352	4,243	(1,743)
Net cash provided by (used in) financing activities	12,465	4,756	4,048
Effect of exchange rate changes on cash and cash equivalents	74	620	(204)
Net (decrease) increase in cash and cash equivalents	1,300	(344)	(663)
Cash and restricted cash, beginning of the year	114	457	1,121
Cash and restricted cash, end of the year	1,414	$114	$458
Cash and cash equivalents, restricted cash of continued operation, at end of period	$1,414	$114	$458

Operating Activities

Net cash used in operating activities was approximately $11.6 million in the year ended December 31, 2023. Net cash used in operating activities in the year ended December 31, 2023 mainly consisted of net loss from continuing operation of approximately $16.1 million, adjustments of non-cash items of approximately $6.1 million, an increase of approximately $2.6 million in advance to suppliers, and increase of approximately $0.4 million in accounts payable, and increase of approximately $0.6 million in accrued and other liabilities, partially offset by a decrease of approximately $0.6 million in accounts receivable, and a decrease of approximately $0.4 million in advance from customers.

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

Investing Activities

Net cash provided by investing activities was approximately $0.2 million for the year ended December 31, 2023. During the year ended December 31, 2023, the Company paid approximately $0.2 million on addition of property and received proceeds from disposal of subsidiaries of approximately $0.5 million.

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

Financing Activities

Net cash provided by financing activities was approximately $12.5 million for the year ended December 31, 2023, including proceeds from bank loans of approximately $5.4 million, proceeds from third-party loans of approximately $2.7 million, proceeds received from a public offering of approximately $6.6 million, and offset by repayment of bank loans of approximately $1.3 million, net loan payment to related parties of approximately $0.1 million, payments to non-controlling shareholders of approximately $0.7 million for purchasing non-controlling interest of a subsidiary, and repayment of third-party loans of approximately $0.1 million.

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

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,072,895 and $1,066,554 as of December 31, 2023 and 2022, respectively.

Capital Expenditures

We had capital expenditures of approximately $0.2 million, $1.5 million, and $2.6 million for the year ended December 31, 2023, 2022 and 2021, respectively, for purchases of equipment and intangible assets in connection with our business activities.

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

Accounts Receivable, net

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable was recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $2,146,679 and $1,771,761 as of December 31, 2023 and 2022, respectively.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. Given the Company’s net loss position in fiscal 2023, 2022 and 2021, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $0.4, $nil million and $4.3 million on these fixed assets for the year ended December31, 2023, 2022 and 2021, respectively, based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs.

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2023, 2022 and 2021.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services, including sponge city projects and ecological restoration projects. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

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

As of December 31, 2023 and 2022, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Share-based Compensation

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name (1)	Age	Position

Hengfang Li (2)	61	Chief Executive Officer and Chairman of the Board

Guangfeng Dai (2)	63	President, Chief Operating Officer and Director

Zhizhong Hu (2)	61	Chief Technology Officer and Director

Degang Hou	62	Chief Internal Control Officer

Yue Hu	34	Chief Financial Officer

Tonglong Liu (3) (5) (6) (7)	60	Director

Baoqing Sun (3) (5) (6) (7)	61	Director

Lidong Liu (4) (5)	52	Director

Austin Huang (4) (6) (7)	66	Director

(1)	Each individual’s business address is c/o Beijing REIT Technology Development Co., Ltd., Building X-702, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director, whose term will expire at the 2025 annual meeting of shareholders.

(3)	Class B director, whose term will expire at the 2024 annual meeting of shareholders.

(4)	Class A director, whose term will expire at the 2026 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Hengfang Li. Mr. Li has served as the Chief Executive Officer and Chairman of ReTo since April 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a master’s degree in Engine Studies from Beijing Institute of Technology.

Guangfeng Dai. Mr. Dai became the President of ReTo in 2020. Previously Mr. Dai served as the Chief Operating Officer and of ReTo and has served as a Director since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his master’s degree in Automobile Engineering from Beijing Institute of Technology.

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

Yue Hu. Ms. Hu has served as Chief Financial Officer of ReTo since August 2022. She has worked in Beijing REIT Technology Development Co., Ltd., a wholly owned subsidiary of ReTo, as an assistant to the management since May 2019, and has assisted with preparation and filing of periodic reports of the Company to the SEC. From March 2015 to December 2016, Ms. Hu worked in Gu’an REIT Machinery Manufacturing Co., Ltd., a former wholly owned subsidiary of the Company, as a procurement specialist, in charge of purchasing accessories needed for production and processing. Ms. Hu received her bachelor’s degree in Accounting from Xi’an Siyuan University.

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

Cash Compensation

In the fiscal year ended December 31, 2023, we expensed an aggregate of approximately $442,034 as salaries to our senior officers named in this annual report.

Equity Awards

In the fiscal year ended December 31, 2023, an aggregate of 7,250 Common Shares were issued to our senior officers named in this annual report, pursuant to the 2022 Share Incentive Plan.

Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers.

Employment Agreement with Hengfang Li

The Company entered into an employment agreement with Mr. Li on May 11, 2024 (the “Li Employment Agreement”), pursuant to which Mr. Li serves as Chairman and Chief Executive Officer of the Company for an initial term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Li Employment Agreement, Mr. Li is entitled to an annual compensation of RMB 800,000 (approximately $117,000) and other discretionary equity bonus or benefits as determined by the Company from time to time.

Employment Agreement with Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on May 11, 2024 (the “Dai Employment Agreement”) pursuant to which Mr. Dai serves as the President of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Dai Employment Agreement, Mr. Dai is entitled to annual compensation of RMB 750,000 (approximately $109,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Employment Agreement with Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on May 11, 2024 (the “Hu Employment Agreement”), pursuant to which Mr. Hu serves as the Chief Technology Officer of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Hu Employment Agreement, Mr. Hu is entitled to annual compensation of RMB 700,000 (approximately $102,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Employment Agreement with Degang Hou

The Company entered into an employment agreement with Mr. Hou on May 11, 2024 (the “Hou Employment Agreement”), pursuant to which Mr. Hou serves as the Chief Internal Control Officer of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Hou Employment Agreement, Mr. Hou is entitled to annual compensation of RMB 700,000 (approximately $102,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Under each of the Li Employment Agreement, the Dai Employment Agreement, the Hu Employment Agreement, and the Hou Employment Agreement, we may terminate their employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to pay the executive officer a cash payment of three months of base salary as of the date of such termination. The executive officer may terminate his employment at any time with 30 days’ advance written notice if there is a material reduction in his authority, duties and responsibilities, without his consent, or a material reduction in his annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his annual salary in effect immediately prior to the termination, or his then current annual salary as of the date of such termination; (2) payment of premiums for continued health benefits under our health plans for three months following the termination; and (3) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any.

The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him in connection with claims made by reason of him being an officer of our company.

Employment Agreement with Yue Hu

The Company entered into an employment agreement with Ms. Hu on August 15, 2022 providing for Ms. Hu to serve as the Company’s Chief Financial Officer for a term from August 15, 2022 to August 14, 2025. Pursuant to the terms of the Hu Employment Agreement, Ms. Hu is entitled to an annual compensation of RMB180,000 (approximately $26,500) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. Her employment agreement may be terminated in accordance with the PRC Labor Contract Law and relevant local regulations in Beijing.

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

Cash Compensation

During the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB 0.28 million (approximately $40,000) in cash to our non-employee directors.

Equity Awards

During the fiscal year ended December 31, 2023, an aggregate of 6,700 Common Shares were issued to our directors pursuant to the 2022 Share Incentive Plan.

See Item 6.E for a description of our 2022 Share Incentive Plan.

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors shall face re-election at our 2026 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors faced re-election at our 2024 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2025 annual general meeting of shareholders and every three years thereafter.

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

Save as required under the BVI Act, there are no membership qualifications for directors. Further, save as required under the BVI Act, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

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

Interested Transactions

A director may vote, attend a board meeting and be included for the purposes of a quorum, sign a document on behalf of the Company, or do any other thing in their capacity as a director with respect to any transaction in which that director is interested. A director must immediately disclose the interest to all other directors after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company. Subject to compliance with the BVI Act, a Company director shall not, by reason of that director’s office, be accountable to the Company for any remuneration, profit or other benefit derived, or resulting, from derived from such transaction and no such transaction shall be liable to be avoided on the grounds that a director has an interest in it or derives any remuneration, profit or other benefit from it.

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

Subject to compliance with the BVI Act, our board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

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

As of December 31, 2023, we had a total of 103 full-time employees. Among these employees, we had 30 employees in management, 19 employees in sales and marketing, 38 employees in research and development, 12 employees in manufacturing and installation and 4 employees in administration/finance. We had a total of 116 and 115 full-time employees as of December 31, 2022 and 2021, respectively. We did not hire any part-time employees during the fiscal years ended December 31, 2023, 2022 and 2021. All of our employees are located at our facilities in Beijing, Haikou, Xinyi and Honghe, China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement.

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

The following tables set forth certain information with respect to the beneficial ownership of our Common Shares as of May 14, 2024, for:

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

Applicable percentage ownership prior is based on 3,801,608 Common Shares outstanding as of May 14, 2024. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers
Hengfang Li(1)	20,463	*
Guangfeng Dai(2)	11,766	*
Zhizhong Hu(3)	7,806	*
Degang Hou(4)	9,556	*
Yue Hu	140	*
Tonglong Liu	-	-
Baoqing Sun	-	-
Lidong Liu	-	-
Austin Huang	400	*
All directors and executive officers as a group (nine persons)	50,131	1.3%
Other 5% or greater beneficial owners
Merging Holding LTD(5)	350,000	9.2%
SevenBull, Inc.(6)	200,000	5.3%

*	Less than 1%.

(1)	Represents (i) approximately 15,613 Common Shares held through REIT International Development (Group) Co, a Hong Kong limited liability company (“REIT International”). Mr. Li holds a 40% ownership of REIT International and has the voting and investment power with respect to 40% of the 39,032 Common Shares held by REIT International; (ii) 100 Common Shares held through Soothie Holdings Limited, a British Virgin Islands company, controlled by Mr. Li; and (iii) 4,750 Common Shares held by Mr. Li directly.

(2)	Represents (i) approximately 7,806 Common Shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 39,032 Common Shares held by REIT International and (ii) 3,960 Common Shares held by Mr. Dai directly.

(3)	Represents approximately 7,806 Common Shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 39,032 Common Shares held by REIT International.

(4)	Represents (i) approximately 7,806 Common Shares held through REIT International. Mr. Hou holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 39,032 Common Shares held by REIT International and (ii) 175 Common Shares held by Mr. Hou directly.

(5)	Mr. Hailong Chen is the sole shareholder and CEO of Merging Holding LTD, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Merging Holding LTD. The address of Merging Holding LTD is c/o No. 605, Building 4, Yayuan Community, Anhui Beili, Chaoyang District Beijing, China, 100101.

(6)	Mr. Qingsong Dong is the sole shareholder and CEO of SevenBull, Inc., a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by SevenBull, Inc. The address of SevenBull, Inc. is c/o No.17-1 Wangjia, Michuan Village, Lizhai Township, Dexing City, Jiangxi, China, 334222.

Record Holders

As of May 14, 2024, to the Company’s knowledge, we had four holders of record of our Common Shares in the United States, which represented 2,339,984 Common Shares, approximately 61.55% of our outstanding Common Shares (including Cede & Co., the nominee of the Depositary Trust Company, holding 2,338,257 Common Shares, representing approximately 61.51% of our outstanding Common Shares). The number of holders of record and the shares they held is based exclusively upon the certified shareholder list provided by our transfer agent and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in the Company.

2022 Share Incentive Plan

On December 6, 2022, the Company’s shareholders approved the 2022 Share Incentive Plan, which initially allowed for issuance of up to 50,000 Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of Common Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of Common Shares determined by the Compensation Committee.

On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 50,000 Common Shares to its employees, officers and directors for their services. As of the date of this annual report, the automatic share reserve increase will permit the Company to issue up to an additional 187,260 shares under the 2022 Incentive Plan, subject to the approval of the Compensation Committee.

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

Amount of Awards

The maximum number of Common Shares as to which awards may be granted under the 2022 Share Incentive Plan is 187,260 shares. The 2022 Share Incentive Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2023 fiscal year, in an amount equal to the lesser of (i) a number equal to 5% of the aggregate number of Common Shares outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as is determined by the compensation committee. The automatic share reserve feature and any provisions that are or would create a “formula” plan for purposes of Nasdaq listing requirements will operate only until the ten-year anniversary of the earlier of the initial adoption of the 2022 Share Incentive Plan by the Board or the approval of the 2022 Share Incentive Plan by our shareholders, and therefore no automatic share reserve increase will be added after the increase on the first day of our 2032 fiscal year.

Types of Awards

Awards under the 2022 Share Incentive Plan may be in the form of incentive stock options, non-statutory stock options or restricted stock awards. An option is the right to purchase the Company’s Common Shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

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

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related party transactions.

Related party balances as of December 31, 2023 and 2022 and transactions for the years ended December 31, 2023, 2022 and 2021 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors, and shareholder of the Company
Ms. Hong Ma	Wife of Chief Executive Officer
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	An entity controlled by Ms. Hong Ma
Hunyuan County Baiyang Food Co., Ltd	An entity controlled by Mr. Hengfang Li
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT India
Shexian Ruibo	The Company owns 41.67% equity interest in Shexian Ruibo
Zhongrong Honghe Eco Construction Materials Co., Ltd.	An entity controlled by Ms. Hong Ma
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by Mr. Hengfang Li
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	Hainan Yile IoT owns 45% ownership interest in this company
Zhongtou REIT Information Service (Beijing) Co., Ltd.	An entity controlled by Mr. Xinyang Li and Ms. Xinran Li, children of Mr. Hengfang Li
Handan Ruisheng Construction Material Technology Co., Ltd.	An entity controlled by Shexian Ruibo
Hainan Yile Huixin Technology Service Center (Limited Partnership)	Minority shareholder of IoV Technology Research
Shaocheng Li	Legal representative of Honghe REIT Ecological Technology Co., Ltd.
Zhongrong Honghe Environmental Building Materials Co., Ltd.	An entity controlled by Shaocheng Li

(2)	Due from related parties

As of December 31, 2023 and 2022, the balance of due from related parties was as follows:

	As of December 31, 2023	As of December 31, 2022
Mr. Hengfang Li	$746,196	$208,225

The balance represents advance for business purposes.

(3)	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Shexian Ruibo	$26,851	$-
Hunyuan Baiyang Food Co., Ltd.	35,986	37,048
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	45,351	46,688
Total accounts receivable from related parties	$108,188	$83,736

The balance of the accounts receivable as of December 31, 2023 from related parties was outstanding as of the date of issuance of these financial statements.

(4)	Advance to suppliers, related party

Advance to suppliers, related party, consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Shexian Ruibo*	$1,796,831	$3,769,138
Q Green Techcon Private Limited	-	15,310
Handan Ruisheng Construction Material Technology Co., Ltd.	11,134	2,588
Total	$1,807,965	$3,787,036

*	The balance represents the Company’s purchase advances for eco-friendly materials and equipment supplied by Shexian Ruibo.

(5)	Accounts payable to related parties

Accounts payable to related parties consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Shexian Ruibo	$3,080	$-
Total	$3,080	$-

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the Year Ended December 31,
	2023	2022	2021
Changjiang Zhongrong Hengde Environmental Protection Co., LTD	$-	$215,693	$-
Shexian Ruibo	44,325	82,453	61,177
Q Green Techcon Private Limited	-	6,729	220,607
Total	$44,325	$304,875	$281,784

Cost of revenue associated with the sales to these related parties amounted to $43,992, $471,849 and $175,053 for the years ended December 31, 2023, 2022, and 2021, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the Year Ended December 31,
	2023	2022	2021
Q Green Techcon Private Limited.	$-	$266,544	$228,838
Shexian Ruibo	724,043	1,141,377	235,946
Total	$724,043	$1,407,921	$464,784

(7)	Equity grants

On June 4, 2022, the Company issued an aggregate of 13,800 Common shares to directors under the 2018 Share Incentive Plan and the 2021 Share Incentive Plan.

On March 12, 2023, the Company issued an aggregate of 6,700 Common shares to directors under the 2022 Share Incentive Plan.

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

Proceedings Regarding REIT Mingde’s Ownership of Hainan Yile IoT

On November 1, 2021, REIT Mingde acquired 61.548% equity interest of Hainan Yile IoT from Xiaoping Li and completed the corresponding change registration with relevant government authorities. However, in December 2023, Hainan Yile IoT received a decision issued by Hainan Provincial Administration of Market Supervision (the “Revocation Decision”), revoking the change registration in respect of the acquisition of 61.548% equity interest of Hainan Yile IoT by REIT Mingde. In March 2024, Hainan Yile IoT applied to Hainan Provincial Department of Justice for an administrative review of the Revocation Decision. As of the date of this annual report, the administrative review is pending the decision of the Hainan Provincial Department of Justice. If the Revocation Decision cannot be revoked, REIT Mingde may lose the 61.548% equity interest of Hainan Yile IoT and may only request Xiaoping Li to compensate the losses on the basis of the equity interest transfer agreement.

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

Under British Virgin Islands law, a distribution (including a dividend) is considered to be any direct or indirect transfer by a company of any of its assets (other than any of its shares), or the incurring by it of a debt, to or for the benefit of, a shareholder. The BVI Act only allows the directors of the Company to authorize a distribution if they are satisfied on reasonable grounds that the Company will, immediately after the distribution is made, satisfy the following tests (the “solvency tests”): (i) the value of its assets will exceed its liabilities; and (ii) it will be able to pay its debts as they fall due. The solvency tests are also included in the Memorandum and Articles of Association.

If, after a dividend has been authorised but before it is made, a director ceases to be satisfied on reasonable grounds that the company will satisfy the solvency tests immediately after the distribution is made, the distribution is taken not to have been authorised.

If we determine to pay dividends on any of our Common Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to REIT Holdings or Sunoro Holdings only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Further, loan governing part of the current debts incurred by IoV Technology Research has restrictions on its ability to pay dividends, and any future financing arrangements may impose such restrictions as well. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

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

Securities Purchase Agreement dated March 10, 2022

On March 10, 2022, ReTo entered into a Securities Purchase Agreement pursuant to which ReTo issued Note to Streeterville Capital, LLC. The Note will mature 12 months after the purchase price of the Note is delivered from the Investor to ReTo (the “Purchase Price Date”). The Note has an original principal amount of $3,105,000 and Investor gave consideration of $3,000,000, reflecting an original issue discount of $90,000 and $15,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The transaction contemplated under the Securities Purchase Agreement was closed on March 11, 2022 and the Company anticipates using the proceeds for general working capital purposes.

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

Hainan Tashanshi Agreement

On May 25, 2022, the Company entered into a securities purchase agreement with Hainan Tashanshi, pursuant to which the Company agreed to sell to Hainan Tashanshi an aggregate of 59,700 Common Shares at $60 per share, for aggregate gross proceeds of $3,582,000. The transaction was closed on May 25, 2022 and the Company issued 59,700 Common Shares to the designees of Hainan Tashanshi.

2023 Consulting Agreements

On February 27, 2023, the Company entered into a consulting service agreement with Express Transportation Ltd. (“ETL”). Pursuant to the agreement, ETL has agreed to provide feasibility, analysis and risk management services on investment project in mainland China in exchange for 20,000 Common Shares, which were issued on March 8, 2023.

On February 27, 2023, the Company entered into a consulting service agreement with Maxleed Investment Holding Ltd. (“MIHL”). Pursuant to the agreement, MIHL has agreed to provide strategy, due diligence, business expansion and optimization services in exchange for 20,000 Common Shares, which were issued on March 8, 2023.

Securities Purchase Agreement dated May 18, 2023

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Development — Public Offering in May 2023.”

Securities Purchase Agreements dated September 29, 2023, as amended

For a description of the terms of these agreements, see “Item 4. Information on the Company—B. Business Overview—Recent Development — Public Offering and Concurrent Private Placement.”

Other than those set forth above and those described elsewhere in this annual report, we did not have any other material contracts.

D.	Exchange controls.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003), as amended on July 26, 2022. Under these regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount or three times of its net assets, at the discretion of such operating subsidiary. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the MOFCOM or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2018 and 2023 (the latest amendment will become effective on July 1, 2024).

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

On January 29, 2016, the PRC Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (2016 Version) (the “Certifying Measures”), which retroactively became effective on January 1, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the PRC government and set forth by certain departments of the PRC State Council. Beijing REIT, and IoV Technology Research were granted the HNTE qualifications valid until December 2025 and October 2025, respectively. There can be no assurance, however, that Beijing REIT and IoV Technology Research will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke the “HNTE” status of Beijing REIT or IoV Technology Research in the future.

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

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ReTo and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC enterprise for enterprise income tax purposes. Although the EIT Rules define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, on April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if all of the following criteria are satisfied:

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

Material United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Common Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons that are subject to the applicable financial statement accounting rules under Section 451(b) of the Code;

●	persons who acquired our Common Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Common Shares through partnerships or other pass-through entities.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Common Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Common Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

As of December 31, 2023, we had approximately $5.4 million in outstanding debt borrowings, with effective interest rates between 6.6% and 6.2%. As of December 31, 2022, we had approximately $1.3 million in outstanding debt borrowings, with effective interest rates between 6.6% and 6.2%. As of December 31, 2021, we had approximately $2.4 million in outstanding debt borrowings, with effective interest rates ranging from 4.55% to 19.2%.

As of December 31, 2023, if interest rates change by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been approximately RMB 382,500 ($53,874) lower/higher, respectively, mainly as a result of higher/lower interest expenses incurred on the outstanding debt borrowings.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. The average exchange rate for US$ against Chinese RMB has changed from US$1.00 for RMB6.7290 in the fiscal year ended December 31, 2022 to US $1.00 for RMB7.0809 in in the fiscal year ended December 31, 2023. The exchange rate was US$1.00 for RMB7.0999 as of December 31, 2023. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate in fiscal year ended December 31, 2022, our revenue, cost of revenue and total expenses, including selling expenses, general administrative expenses, bad debt expense and research and development expenses, for the fiscal year ended December 31, 2023 would increase by approximately $169,245, $158,259 and $604,251, respectively.

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

Credit Risk

As of December 31, 2023, we had cash and cash equivalents of approximately $1.4 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

As of December 31, 2023 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective due to the material weaknesses identified below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2023 due to material weaknesses relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year ended accounting close and reporting; and (iii) a lack of adequate review procedures on the measurement of share-based compensation which led to restatement of our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 (See Note 22 “Restatement” of the accompanying consolidated financial statement).

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

	December 31, 2023	December 31, 2022
Audit fees(1)	$245,000	$190,000
Audit-Related fees	-	-
Tax fees	-	-
All other fees(2)	-	-
Total	$245,000	$190,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm other than the services reported under audit fees, audit-related fees, and tax fees.

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

None.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

On November 30, 2023, we adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.2 and is incorporated herein by reference.

Item 16K. Cybersecurity

The Company has established and maintains a cybersecurity risk management policy, mainly comprising procedures and regulations for website and email security and management, responsibilities and authorities for relevant departments, and rewards and penalties measures aimed at mitigating risks. This policy is integrated into the Company’s overall risk management system and processes, and is managed and enforced internally. The General Manager’s Office is tasked with the supervision and management of emails, networks and websites.

Risk assessments are conducted periodically or adjusted based on evolving business needs, covering risks that could hinder the Company’s objectives and those specifically related to data security compromises. Each identified risk is evaluated based on its impact and likelihood of occurrence, with high-scoring risks receiving prompt attention. Risks are analyzed to determine whether they meet the Company’s risk acceptance criteria for toleration or require a mitigation plan.

Cybersecurity threat oversight is led by the Chief Executive Officer, supported by the Chief Technology Officer, who is responsible for providing solutions if any cybersecurity incidents occur.

The audit committee is responsible for overseeing cybersecurity and monitoring risks. Management regularly updates the audit committee on these risks during committee meetings.

As of the date of this annual report, there are no significant cybersecurity threats known to materially affect or are reasonably likely to materially affect the Company, including its business strategy, financial condition, or operational results.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (Incorporated herein by reference to Exhibit 3.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

1.2	Amendment to Memorandum of Association (Incorporated herein by reference to Exhibit 3.1 to our Form 6-K filed on August 3, 2023)

2.1*	Specimen Common Share Certificate

2.2*	Description of Securities Registered under Section 12 of the Exchange Act.

3.1	Form of Shareholder’s Voting Proxy Agreement (Incorporated herein by reference to Exhibit 9.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.1	REIT India Joint Venture Agreement (Incorporated herein by reference to Exhibit 2.9 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.2*#	Form of Employment Agreement by and between ReTo Eco-Solutions, Inc. and its Executive Officers

4.3#	Employment Agreement, dated August 15, 2022, by and between the Company and Yue Hu (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on August 22, 2022)

4.4	Joint Patent Agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (Incorporated herein by reference to Exhibit 10.13 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.5	Translation of Indemnification Agreement for Housing Provident Fund (Incorporated herein by reference to Exhibit 10.15 to our Form F-1/A (File No. 333-219709) filed on October 16, 2017)

4.6	2022 Share Incentive Plan (Incorporated herein by reference to Exhibit 4.1 to our registration statement on Form S-8 filed on March 8, 2023)

4.7*	Translation of Lease Agreement, dated December 29, 2023, by and between Beijing REIT Technology Development Co., Ltd and Cheng Zhang

4.8*	Translation of Lease Agreement, dated December 27, 2023, by and between REIT Technology Development Co., Ltd. and Hainan Zhongguancun Information Valley Technology Services Co., Ltd.

4.9*	Translation of Lease Agreement, dated June 26, 2023, by and between Beijing REIT Technology Development Co., Ltd and Mingxin Song

4.10*	Translation of Lease Agreement, dated January 4, 2024, by and between Beijing REIT Technology Development Co., Ltd and Beijing BAIC Zhongyun Automobile Trading Co., Ltd.

4.11*	Translation of Lease Agreement, dated February 6, 2023, by and between Beijing REIT Technology Development Co., Ltd and Deqin Yan

4.12*	Translation of Lease Agreement, dated May 20, 2023, by and between Honghe REIT Ecological Technology Co., Ltd. and Yunnan Qixing Construction Engineering Group Co., Ltd.

4.13	Form of Securities Purchase Agreement, by and between the Company and the purchasers listed on the signature pages thereto, for the 2023 May Public Offering (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on May 19, 2023)

4.14	Form of Securities Purchase Agreement, by and between the Company and the purchasers listed on the signature pages thereto, for the 2023 September Public Offering (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on October 3, 2023)

4.15	Form of Securities Purchase Agreement, by and between the Company and the purchasers listed on the signature pages thereto, for the 2023 Private Placement (Incorporated herein by reference to Exhibit 10.2 to our Form 6-K filed on October 3, 2023)

4.16	Form of Amendment No. 1 to the Securities Purchase Agreement, by and between the Company and the purchasers listed on the signature pages thereto, for the 2023 September Public Offering (Incorporated herein by reference to Exhibit 99.1 to our Form 6-K filed on March 19, 2024)

4.17	Form of Amendment No. 1 to the Securities Purchase Agreement, by and between the Company and the purchasers listed on the signature pages thereto, for the 2023 Private Placement (Incorporated herein by reference to Exhibit 99.2 to our Form 6-K filed on March 19, 2024)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated herein by reference to Exhibit 99.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

11.2*	Insider Trading Compliance Manual, adopted on November 30, 2023

11.3*	Charter of the Audit Committee of the Board of Directors, amended and restated on November 30, 2023

11.4*	Charter of the Compensation Committee of the Board of Directors, amended and restated on November 30, 2023

12.1*	Certification of the Principal Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Principal Financial Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of the Principal Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Principal Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of YCM CPA Inc.

97*	Executive Compensation Clawback Policy

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer
(Principal Executive Officer)

Date: May 15, 2024

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReTo Eco-solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-solutions, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company records an accumulated deficit as of December 31, 2023, and the Company currently has net working capital deficit, continued net losses and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

Related Party Transactions - Refer to Note 19 to the financial statements

Critical Audit Matter Description

We identified the evaluation of the Company’s identification of related parties and related party transactions as a critical audit matter. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s procedures performed to identify related parties and related party transactions of the Company.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the Company’s identification of related parties and related party transactions included the following, among others:

●	We checked the authorization and approval of transactions with related parties, the allocation of revenues and cost of goods sold among related parties, and the accounting for and disclosure of relationships and transactions with related parties in the financial statements;

●	Inquired with executive officers including the Company’s key members of management, the Audit Committee of the Board of Directors and others within the Company regarding related party relationships and transactions;

●	Read agreements and contracts with and between related parties and, in certain cases third parties, and evaluated whether authorization and approvals were obtained and the terms and other information about transactions are consistent with explanations from inquiries and other audit evidence obtained about the business purpose of the transactions;

●	We analyzed the general ledger detail to identify potential additional transactions with related parties;

●	Compared the Company’s reconciliation of applicable accounts to related parties’ records of transactions and balances;

●	Received confirmations from related parties, and, in certain cases third parties, and compared responses to the Company’s records;

●	Performed the following procedures to identify information related to potential additional transactions between the Company and related parties that may also include third parties:

○	Read the Company’s minutes from meetings of the Board of Directors and related committees of the Board of Directors;

○	Inspected annual compliance questionnaires completed by the Company’s directors and officers; and

○	Read publicly available sources including the Company’s public filings and press releases as well as certain online business database and industry reports.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781
Irvine, California
May 15, 2024

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	$1,413,669	$113,895
Accounts receivable, net	1,062,237	2,150,450
Accounts receivable, net - related party	108,188	83,736
Advances to suppliers, net	5,292,114	453,894
Advances to suppliers, net - related party	1,807,965	3,787,036
Inventories, net	136,191	337,798
Prepayments and other current assets	285,655	402,151
Due from related parties	358,659	208,225
Total Current Assets	10,464,678	7,537,185

Property, plant and equipment, net	7,761,328	8,722,435
Intangible assets, net	4,449,989	4,869,654
Long-term investment in equity investee	2,337,451	2,503,944
Right-of-use assets	231,802	424,999
Total Assets	$25,245,248	$24,058,217

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$5,387,400	1,319,490
Convertible debt	-	3,922,686
Advances from customers	1,712,320	2,551,216
Advances from customers-related party	344,051	-
Due to a minority shareholder	-	725,000
Deferred grants - current	191	18,563
Accounts payable	2,974,650	2,624,701
Accounts payable - related party	3,080	-
Accrued and other liabilities	3,240,663	2,717,432
Loans from third parties	1,274,666	1,106,233
Taxes payable	1,986,935	2,077,088
Operating lease liabilities, current	89,500	277,036
Deferred tax liability	299,622	325,593
Total Current Liabilities	17,313,078	17,665,038

Loans from third parties-noncurrent	2,977,166	1,160,000
Operating lease liabilities - noncurrent	103,830	158,650
Total Liabilities	20,394,074	18,983,688

Commitments and Contingencies

Shareholders’ Equity:
Common Shares, $0.1 par value, unlimited shares authorized, 1,205,188 shares and 433,989 shares issued and outstanding as of December 31, 2023 and 2022, respectively	120,518	43,400
Additional paid-in capital	68,876,257	53,331,093
Statutory reserve	1,072,895	1,066,554
Accumulated deficit	(63,461,282)	(47,813,206)
Accumulated other comprehensive loss	(2,253,561)	(2,388,890)
Total Shareholders’ Equity Attributable to ReTo Eco-Solutions Inc.	4,354,827	4,238,951

Noncontrolling interest	496,347	835,578
Total Shareholders’ Equity	4,851,174	5,074,529

Total Liabilities and Shareholders’ Equity	$25,245,248	24,058,217

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2023	2022	2021

Revenues	$3,191,961	$6,168,798	$3,318,294
Revenues – related parties	44,325	304,875	281,784
Total Revenues	3,236,286	6,473,673	3,600,078

Cost of revenues	2,982,222	5,195,159	3,039,296
Cost of revenues – related parties	43,992	471,849	175,053
Total cost of revenues	3,026,214	5,667,008	3,214,349
Gross Profit	210,072	806,665	385,729

Operating Expenses:
Selling expenses	1,194,179	3,774,666	826,242
General and administrative expenses	9,406,268	8,592,966	4,619,058
(Recovery of) provision for credit losses	(611,158)	1,710,839	2,250,334
Impairment of long-lived assets	399,097	-	4,344,133
Impairment of goodwill	-	1,018,870	-
Research and development expenses	1,166,044	960,598	346,951
Total Operating Expenses	11,554,430	16,057,939	12,386,718

Loss from Operations	(11,344,358)	(15,251,274)	(12,000,989)

Other Income (Expenses):
Interest expense	(420,514)	(321,686)	(103,340)
Interest income	25,182	3,234	1,898
Other income (expenses), net	(4,336,370)	177,753	(26,991)
Loss from disposal of REIT Changjiang	-	-	(6,293,149)
Gain from dissolution of subsidiaries	37,569	508,345	-
Share of losses in equity method investments	(95,031)	(46,209)	(142,673)
Change in fair value convertible debt	47,813	(467,383)	(1,908,830)
Total Other Income (Expenses), net	(4,741,351)	(145,946)	(8,473,085)

Loss before provision for income taxes	(16,085,709)	(15,397,220)	(20,474,074)
Income taxes provision (benefit)	(16,639)	(17,562)	3,469
Net loss from continuing operations	(16,069,070)	(15,379,658)	(20,477,543)
Net loss from discontinued operations, net of taxes	-	-	(1,596,390)
Net Loss	(16,069,070)	(15,379,658)	(22,073,933)
Less: net loss attributable to noncontrolling interest	(427,335)	(750,603)	(969,107)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(15,641,735)	$(14,629,055)	$(21,104,826)

Comprehensive Loss:
Net Loss	$(16,069,070)	$(15,379,658)	$(22,073,933)
Other Comprehensive income (loss):
Foreign currency translation adjustments	223,433	(1,183,819)	493,769
Comprehensive Loss	(15,845,637)	(16,563,477)	(21,580,164)
Less: comprehensive loss attributable to noncontrolling interest	(339,231)	(680,918)	(938,771)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(15,506,406)	$(15,882,559)	$(20,641,393)

Net loss attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(15,641,735)	(14,629,055)	(19,508,436)
Discontinued operations	-	-	(1,596,390)
Total	$(15,641,735)	$(14,629,055)	$(21,104,826)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(19.44)	(38.00)	(75.00)
Discontinued operations		-	(6.00)
Total	$(19.44)	$(38.00)	$(81.00)

Weighted average number of shares
Basic and diluted	804,566	388,010	261,608

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

			Additional		Retained Earnings	Accumulated Other
	Common Shares		Paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Interest	Equity
Balance at December 31, 2020	241,350	$24,135	$43,709,127	$2,386,119	$(17,245,453)	$(1,598,819)	$686,712	$27,961,821
Net loss					(21,104,826)		(969,107)	(22,073,933)
Common shares issued for conversion of debt	37,550	3,756	3,926,244	-	-	-	-	3,930,000
Issuance of common shares for services	10,750	1,075	1,413,562	-	-	-	-	1,414,637
Appropriation to statutory reserve	-	-	-	32,671	(32,671)	-	-	-
Change in capital related to disposal of REIT Changjiang	-	-	(3,846,563)	-	3,846,563	-	-	-
Change statutory related to disposal of REIT Changjiang	-	-	-	(1,188,403)	1,188,403	-	-	-
Change in non-controlling interest related to acquisition subsidiaries of REIT Mingde	-	-	-	-	-	-	784,184	784,184
Share to be issued	-	-	1,573,800	-	-	-	-	1,573,800
Foreign currency translation adjustments	-	-	-	-	-	463,433	30,336	493,769
Balance at December 31, 2021	289,650	$28,966	$46,776,170	$1,230,387	$(33,347,984)	$(1,135,386)	$532,125	$14,084,278
Net loss	-	-	-	-	(14,629,055)	-	(750,603)	(15,379,658)
Conversion of convertible debt	13,589	1,359	1,797,955	-	-	-	-	1,799,314
Issuance of common shares for acquisition of REIT Mingde	25,800	2,580	(2,580)	-	-	-	-	-
Issuance of common shares in private placements	59,700	5,970	3,576,030	-	-	-	-	3,582,000
Issuance of common shares for services	5,000	500	734,500	-	-	-	-	735,000
Share-based compensation	40,250	4,025	3,292,450	-	-	-	-	3,296,475
Appropriation to statutory reserve	-	-	-	22,782	(22,782)	-	-	-
Shareholders’ contribution	-	-	-	-	-	-	815,814	815,814
Purchase of 30% noncontrolling interest in Xinyi REIT	-	-	(2,843,432)	-	-	-	168,632	(2,674,800)
Change in equity related to dissolution of Dingxuan and REIT Xiong’an	-	-	-	(186,615)	186,615	-	(75)	(75)
Foreign currency translation adjustment	-	-	-	-	-	(1,253,504)	69,685	(1,183,819)
Balance at December 31, 2022	433,989	$43,400	$53,331,093	$1,066,554	$(47,813,206)	$(2,388,890)	$835,578	$5,074,529
Net income	-	-	-	-	(15,641,735)	-	(427,335)	(16,069,070)
Fractional share issued for reverse share split	1,539	153	(153)	-	-	-	-	-
Issuance of common shares in private placements	200,000	20,000	6,580,000	-	-	-	-	6,600,000
Conversion of convertible debt	279,660	27,965	4,083,117	-	-	-	-	4,111,082
Issuance of common shares for services	240,000	24,000	2,787,200	-	-	-	-	2,811,200
Share-based compensation	50,000	5,000	2,095,000	-	-	-	-	2,100,000
Appropriation to statutory reserve	-	-	-	6,341	(6,341)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	135,329	88,104	223,433
Balance at December 31, 2023	1,205,188	$120,518	$68,876,257	$1,072,895	$(63,461,282)	$(2,253,561)	$496,347	$4,851,174

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023		2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(16,069,070)	$(15,379,658)	$(22,073,933)
Less: net loss from discontinued operations		-	-	1,596,390
Net loss from continuing operations		(16,069,070)	(15,379,658)	(20,477,543)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss from disposal of property and equipment		-	-	4,466
Deferred tax provision (benefit)		(16,690)	(17,562)	366,365
Depreciation and amortization		753,277	621,805	875,695
Change in fair value in convertible debt		(47,813)	467,383	1,908,830
Convertible debt issuance cost		145,569	415,500	-
Accrued interest for convertible debt		90,638	194,117	132,516
Impairment of long-lived assets		399,097	-	4,344,133
Share-based compensation		4,911,200	4,031,475	1,906,762
Change in bad debt allowances		(611,158)	1,690,004	2,250,334
Change in inventory reserve		229,611	20,835	(119,995)
Impairment of good will		-	1,018,870	-
(Gain) loss from disposal of subsidiary			-	6,293,149
Gain from dissolution of a subsidiary		(37,569)	(508,345)
Shares of losses in equity method investments		95,031	46,209	142,673
Amortization of operating lease right-of-use assets		171,097	271,185	121,778
Changes in operating assets:
Accounts receivable		602,572	(2,745,026)	614,765
Accounts receivable - related party		(26,923)	2,824	109,761
Advances to suppliers		(4,429,569)	255,613	905,758
Advances to suppliers - related party		1,875,626	(241,714)	282,773
Inventories		(37,164)	108,188	167,336
Prepayments and other current assets		190,294	(134,711)	(128,130)
Changes in operating liabilities:
Advances from customers		(767,882)	662,391	(1,436,799)
Advances from customers - related party		344,974	-	(2,201)
Deferred revenue		-	(254,828)	(31,000)
Deferred grants		(17,888)	19,024	(230,197)
Accounts payable		426,264	680,770	1,163,509
Accounts payable - related party		3,089	(9,659)	(144,969)
Accrued and other liabilities		559,730	(240,979)	997,686
Taxes payable		(30,745)	(641,431)	76,419
Operating lease liability		(296,343)	(294,115)	(131,769)
Net cash used in operating activities from continuing operations		(11,590,745)	(9,961,835)	(37,895)
Net cash used in operating activities from discontinued operations		-	-	(2,726,347)
Net cash used in operating activities		(11,590,745)	(9,961,835)	(2,764,242)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries		511,800	5,696,215	2,649,463
Addition of property and equipment		(159,722)	(149,547)	(17,686)
Addition of intangible assets		(395)	(1,303,965)	-
Prepayment on CIP		-	-	(2,552,958)
Net cash from acquisition of REIT Mingde		-	-	21,339
Net cash provided by (used in) investing activities from continuing operations		351,683	4,242,703	100,158
Net cash used in investing activities from discontinued operations		-	-	(1,843,757)
Net cash provided by (used in) investing activities		351,683	4,242,703	(1,743,599)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		5,401,856	668,700	2,325,000
Repayment of short-term bank loans		(1,285,138)	(1,545,450)	(5,774,926)
Repayment of long-term bank loans			-	(1,394,854)
Proceeds received from share issuance		6,600,000	3,582,000	-
Proceeds from third-party loans		2,744,091	1,768,340	799,674
Repayment of third-party loans		(141,225)	(955,498)	-
Shareholder contribution		-	815,814	-
Proceeds from issuance of convertible debt			3,000,000	3,666,171
Payments to non-controlling shareholders		(706,125)	(1,931,800)	-
Proceeds from related party loans		503,943	667,487	483,510
Repayment of related party loans		(652,082)	(1,313,778)	(788,937)
Net cash provided by (used in) financing activities from continuing operations		12,465,320	4,755,815	(684,362)
Net cash provided by financing activities from discontinued operations		-	-	4,732,509
Net cash provided by (used in) financing activities		12,465,320	4,755,815	4,048,147

EFFECT OF EXCHANGE RATE CHANGES ON CASH		73,516	619,717	(203,651)

NET INCREASE (DECREASE) IN CASH		1,299,774	(343,600)	(663,345)

CASH, BEGINNING OF YEAR		113,895	457,495	1,120,840
CASH, END OF YEAR		$1,413,669	$113,895	$457,495

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid		$420,514	$321,686	$990,580
Income tax paid		$-	$-	$3,268

Non-Cash Investing Activities
Right-of-use assets obtained in exchange for operating lease obligations		$101,158	$493,731	$132,336
Right-of-use assets offset with operating lease obligations due to lease cancellation		$-	$50,545	$64,230
Purchase of 30% noncontrolling interest in Xinyi REIT through payable to non-controlling shareholders		$-	$743,000	$-
Addition to account receivable from disposal of REIT Changjiang	$		$-	$4,666,938
Common shares issued for conversion of debt		$4,111,080	$1,799,314	$3,930,000
Withdrawal of capital by original minority shareholder in Xinyi REIT		$-	$2,843,432	$-
Share to be issued for acquisition of REIT Mingde		$-	$-	$1,573,800

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subsidiaries are collectively referred to as the Company. ReTo, through its subsidiaries, is engaged in (i) manufacture and distribution of eco-friendly construction materials and equipment used for the production of eco-friendly construction materials and related consultation and technological services; (ii) consultation, design, project implementation and construction of urban ecological protection projects; (iii) roadside assistance services; and (iv) software development services.

As of December 31, 2023, the consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc.	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Sunoro Holdings Limited (“Sunoro Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	100%
Beijing REIT Equipment Technology Co., Ltd. (“REIT Equipment”)*	Beijing, China	100%
Hainan REIT Construction Engineering Co., Ltd. (“REIT Construction”) **	Haikou, China	100%
REIT New Materials Xinyi Co., Ltd. (“Xinyi REIT”)	Xinyi, China	100%
REIT Q GREEN Machines Private Ltd (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Ordos”)	Yancheng, China	100%
Datong Ruisheng Environmental Engineering Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Guangling REIT Ecological Cultural Tourism Co., Ltd.	Datong, China	100%
REIT Technology Development Co., Ltd (“REIT Technology”)	Haikou, China	100%
Hainan REIT Mingde Investment Holding Co., Ltd. (“REIT Mingde”)	Haikou, China	100%
Hainan Fangyuyuan United Logistics Co., Ltd. (“Hainan Fangyuyuan”)*	Haikou, China	90%
Hainan Kunneng Direct Supply Chain Management Co., Ltd.	Haikou, China	51%
Hainan Yile IoT Technology Co., Ltd. (“Hainan Yile IoT”)	Haikou, China	61.6%
Hainan Yile IoV Technology Research Institute Co., Ltd, (“IoV Technology Research”)	Haikou, China	90%
Ruishi Tongda Ecological Management Co., Ltd. (“Ruishi Tongda”) **	Gansu, China	70%
Honghe Reit Ecological Technology Co., Ltd. (“Honghe REIT”)	Yunnan, China	100%
Hainan Coconut Network Freight Co., Ltd. (“Hainan Coconut”)**	Haikou, China	100%
Inner Mongolia GuoRui Daojing Information Technology Co., Ltd.	Ordos, China	51%
Sunoro Hengda (Beijing) Technology Co., Ltd.	Beijing, China	100%
HuaiNan Sunoro Environmental protection Technology Co., Ltd. (“HuaiNan Sunoro”)**	Huainan, China	100%
Inner Mongolia Reit Echological Environment Management Co., Ltd. (“Mongolia Reit”)	Ordos, China	100%

*	REIT Equipment was previously known as “Beijing REIT Ecological Engineering Technology Co., Ltd.” and Hainan Fangyuyuan was previously known as “Yangpu Fangyuyuan United Logistics Co., Ltd.”
**	REIT Construction was dissolved on February 9, 2023. Ruishi Tongda was dissolved on March 7, 2023. HuaiNan Sunoro was dissolved subsequently on March 26, 2024. Hainan Coconut had no operation and was disposed of on September 5, 2023 for nil consideration.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than 50% of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

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

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash deposited in major third-party payment processing platforms such as Alipay. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

Accounts Receivable, Net

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $2,146,679 and $1,771,761 as of December 31, 2023 and 2022, respectively.

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

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $259,621 and $31,527 as of December 31, 2023 and 2022, respectively.

Advances to Suppliers, Net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continuing operations amounted to $3,138 and $449,517 as of December 31, 2023 and 2022, respectively.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2021 arose from its business acquisition of REIT Mingde and its subsidiaries. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, Intangibles-Goodwill and Other, Goodwill, (“ASC 350-20”) the Company has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined that it has one reporting unit, which is also its only reportable segment. The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For the year ended December 31, 2022, due to the slow development of REIT Mingde and its subsidiaries, the Company performed the two-step test for the reporting unit. In accordance with ASC 350-20, the Company recorded an impairment loss of $1,018,870 (RMB 6,856,458) for the year ended December 31, 2022.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Given the Company’s net loss position in fiscal 2023, 2022 and 2021, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $0.4 million, nil and $4.3 million on these fixed assets for the year ended December 31, 2023, 2022 and 2021, respectively, based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs.

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

As of December 31, 2023 and 2022, the Company’s long-term investment in equity investee balance represents its $2,337,451 and $2,503,944, or 41.67% equity investment in Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”). On September 7, 2020, the Company acquired such equity interest from an original shareholder of Shexian Ruibo and the original shareholder of Shexian Ruibo. Shexian Ruibo manufactures and sells eco-friendly construction materials in the PRC. The Company accounted for the investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the year ended December 31, 2023 and 2022, the investment loss from Shexian Ruibo was $95,031 and $46,209, respectively.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. As of December 31, 2023 and 2022, the Company did not recognize any impairment on its equity investment.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) on January 1, 2019 using the modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The standard did not materially impact the Company’s consolidated net earnings and cash flows.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2023 and 2022, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at December 31, 2023 and 2022 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2023:

December 31, 2023
Opening balance	$3,922,686
Convertible loan extension	145,569
Accrued interest	90,638
Loss on change in fair value of convertible loan	(47,813)
Conversion of convertible loans	(4,111,080)
Total	$-

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2023, 2022 and 2021.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services, including sponge city projects and ecological restoration projects. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

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

As of December 31, 2023 and 2022, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended December 31, 2023, 2022 and 2021 is disclosed in Note 21.

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $55,045, $151,500 and $367,873 for the year ended December 31, 2023, 2022 and 2021, respectively.

Government Grants

Government grants represent cash subsidies received from PRC government or related institutions. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local government has provided for a specific purpose, such as research and development are recorded as other non-current liabilities when received and recognized as other income or reduction of related expense when the specific performance is meet. As of December 31, 2020, the Company received related grants of $490,560 for a specific research and development project to be conducted during the period from 2021 to 2022. The Company recorded such grants as deferred grants on its consolidated balance sheet. As of December 31, 2023 and December 31, 2022, the remaining balance was $191 and $18,563, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, the tax years ended December 31, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2022 and 2021, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in PRC are determined using RMB, the local currency, as the functional currency. ReTo and REIT Holdings use U.S. Dollars as their functional currency, while REIT India uses Indian rupee as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

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

	December 31, 2023	December 31, 2022	December 31, 2021

Year-end spot rate	US$1=RMB 7.0999	US$1=RMB 6.8972	US$1=RMB 6.3726
Year-end spot rate	US$1=INR 83.19	US$1=INR 82.72	US$1=INR 74.39
Average rate	US$1=RMB 7.0809	US$1=RMB 6.7290	US$1=RMB 6.4508
Average rate	US$1=INR 82.57	US$1=INR 78.58	US$1=INR 73.94

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

In December 2019, a novel strain of coronavirus (COVID-19) surfaced and significantly impacted the global economy. From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. The Company experienced difficulty in delivering the products to customers on a timely basis. The Company’s production and sales activities from its continuing operations returned to normal after the spread of COVID-19 was substantially controlled in China in late 2020. However, there was a resurgence of COVID-19 cases during 2021 caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions were re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. COVID-19 had a significant impact on the construction sector, which is sensitive to economic cycles. The nature of the impacts and extent of the ramifications are in large part dependent upon the location of the underlying projects. Direct impacts ranged from a slowdown of available materials and labor and, in some instances, deferral and suspension of entire projects. COVID-19 had a significant impact on the Company’s financial results for the years ended December 31, 2022 and 2021. In December, China lifted almost all of its COVID-19 control measures followed by removal of additional travel restrictions issued by local governments. On May 5, 2023, the World Health Organization declared that COVID-19 no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations if the current situation continues.

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

As of December 31, 2023 and 2022, $1,314,636 and $97,554 of the Company’s cash and cash equivalents was deposited at financial institutions in the PRC. These deposits were insured per PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank. In addition, as of December 31, 2023 and 2022, $4,161 and $11,631 of the Company’s cash and cash equivalents was deposited at financial institutions in the Republic of India (“India”) which is insured under the Deposit Insurance and Credit Guarantee Corporation for up to 100,000 Indian Rupee (approximately $1,403).

For the year ended December 31, 2023, one customer accounted for 16% of the Company’s total revenue. For the year ended December 31, 2022, one customer accounted for 21% of the Company’s total revenue. For the year ended December 31, 2021, one customer accounted for 11% of the Company’s total revenue.

As of December 31, 2023, three customers accounted for 29%, 21% and 12% of the Company’s consolidated accounts receivable, respectively. As of December 31, 2022, three customers accounted for 24%, 18% and 11% of the Company’s consolidated accounts receivable, respectively.

For the year ended December 31, 2023, 2022 and 2021, the Company purchased approximately 10%, 19% and 53% of its raw materials from one major supplier, respectively.

As of December 31, 2023, three suppliers accounted for 30%,22% and 10% of the total accounts payable balance, respectively. As of December 31, 2022, two suppliers accounted for 35% and 26% of the total accounts payable balance, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company adopted this guidance effective on January 1, 2023. The adoption did not have significant impact on the Company’s consolidated financial statements.

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

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2023, the Company’s revenue decreased by approximately $3.3 million, or 50%, from approximately $6.5 million in the year ended December 31, 2022 to approximately $3.2 million in the year ended December 31, 2023, its gross profit from continued operation decreased by approximately $0.6 million, or 74%, from approximately $0.8 million in the year ended December 31, 2022 to approximately $0.2 million for the year ended December 31, 2023, and its gross margin for the year ended December 31, 2023 decreased to 7% from 13% for the last year. For the years ended December 31, 2023 and 2022, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to changes in market conditions of its customers and suppliers. As a result, for the year ended December 31, 2023 and 2022, the Company reported a net loss of approximately $16.1 million and $15.4 million, respectively. As of December 31, 2023, the Company had a working capital deficit of approximately $6.8 million.

In addition, the Company had large bank borrowings as of December 31, 2023 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted.

As of December 31, 2023, the Company had cash of approximately $1.4 million. In addition, the Company had outstanding accounts receivable of approximately $1.2 million (including accounts receivable from third-party customers of $1.1 million and accounts receivable from related party customers of approximately $0.1 million), of which approximately $0.7 million, or 22%, were subsequently collected between January and April 2024, and became available for use as working capital. As of December 31, 2023, the Company had outstanding bank loans of approximately $5.4 million from a PRC bank.

Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain operations, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION

The Company’s subsidiary, REIT Changjiang, was primarily engaged in solid waste processing business. On November 12, 2021, the Company signed a share transfer agreement with Zhixin Group (Hong Kong) Co., Ltd. and Xiamen Zhixin Building Materials Co., Ltd. (collectively, “Zhixin”) to sell 100% ownership interest in REIT Changjiang to Zhixin for a cash consideration of RMB60.0 million (approximately $9.4 million). As of December 31, 2021, the Company received RMB15 million (approximately $2.1 million) from Zhixin. The Company recorded a loss from the disposition of $6,335,508 for the year ended December 31, 2021. During the year ended December 31, 2022, the Company further received RMB38.5 million (approximately $5.7 million) from Zhixin. During the year ended December 31, 2023, the Company further received RMB4.0 million (approximately $0.6 million) from Zhixin. The remaining balance amounted to $556,145. Allowance for uncollectible balances from the operations of REIT Changjiang amounted to $556,145 as of December 31, 2023.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2021 were reported as loss from discontinued operations.

The results of discontinued operations of REIT Changjiang for the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the Year Ended December 31,
	2023	2022	2021
Revenue	$-	$-	886,571
Cost of revenues	-	-	1,657,799
Gross loss	-	-	(771,228)
Operating expenses	-	-	829,049
Loss from discontinued operations	-	-	(1,600,277)
Other income, net	-	-	4,375
Loss before tax	-	-	(1,595,902)
Income tax benefit	-	-	488
Net loss from discontinued operations	$-	$-	(1,596,390)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACQUISITION

On December 27, 2021, the Company entered into an acquisition agreement to acquire 100% equity interest in REIT Mingde and its subsidiaries from two unrelated parties for a consideration of $1,569,000 (or RMB 10 million). REIT Mingde, through its subsidiaries, is primarily engaged in providing roadside assistance services and software development services. The acquisition was completed on December 28, 2021 (the “acquisition date”). The operating results of REIT Mingde and its subsidiaries, which have been included in the Company’s consolidated financial statements since December 31, 2021, were insignificant. In lieu of cash consideration of RMB 10 million, the Company issued an aggregate of 25,800 common shares to the sellers, based on a price of $61 per share and the exchange rate of USD to RMB of 6.39 on February 22, 2022.

The acquisition was accounted for as a business combination in accordance with ASC 805. The purchase price was RMB 10 million in cash. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed for the acquired entities at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company:

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Trade accounts receivable from third-part customers	$3,208,916	$3,922,211
Less: allowances for doubtful accounts	(2,146,679)	(1,771,761)
Total accounts receivable from third-party customers, net	1,062,237	2,150,450
Add: accounts receivable, net, related parties	108,188	83,736
Accounts receivable, net	$1,170,425	$2,234,186

Due to a change in market conditions as affected by the COVID-19 outbreak and spread, the Company’s collection efforts did not result in a favorable outcome as compared to prior years. Out of the Company’s accounts receivable balance from third party customers as of December 31, 2023, approximately $0.7 million, or 22%, has been collected and the remaining balance is expected to be substantially collected from customers before December 31, 2024.

Allowance for credit losses movement is as follows:

	For the Year ended December 31, 2023	For the Year ended December 31, 2022
Beginning balance	$1,771,761	$904,052
Provision for credit losses	433,867	981,811
Recovery	(7,061)
Write off	-	(22,290)
Foreign exchange translation	(51,888)	(91,812)
Ending balance	$2,146,679	$1,771,761

Below is the aging schedule of accounts receivable as of December 31, 2023 and 2022:

	As of December 31, 2023	As of December 31, 2022
Accounts Receivable Aging:
Less than 3 months	$296,148	$462,575
From 4 to 6 months	6,203	1,262,588
From 7 to 9 months	18,446	1,440,668
From 10 to 12 months	132,538	86,712
Over 1 year	2,863,769	753,404
Bad debt reserve	(2,146,679)	(1,771,761)
Accounts Receivable, net	$1,170,425	$2,234,186

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production of construction materials for the Company’s construction projects, which consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Raw material prepayments for equipment production	$309,121	$466,619
Land reclamation prepayments		436,792
Advances to construction subcontractors	4,986,131	-
Total:	5,295,252	903,411
Less: allowances for credit losses	(3,138)	(449,517)
Advances to suppliers, net, third parties	$5,292,114	$453,894

Our suppliers generally require refundable prepayments from us before delivery of goods or services. It usually takes 3 to 6 months for the suppliers to deliver raw materials for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

The changes of allowance for doubtful accounts for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Beginning balance	$449,517	$965,843
Provision for credit losses	(434,668)	(454,072)
Foreign exchange translation	(11,711)	(62,254)
Ending balance	$3,138	$449,517

NOTE 8 – INVENTORIES, NET

Inventories, net, consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Raw materials	$119,405	$148,145
Finished goods	276,407	221,180
Subtotal	395,812	369,325
Less: Inventory allowance	(259,621)	(31,527)
Inventories, net	$136,191	$337,798

Inventories include raw material and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the year ended December 31, 2023, 2022 and 2021, the Company provided an inventory allowance of $229,611, $20,835 and a reversal of $119,995, respectively.

NOTE 9 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	As of December 31, 2023	As of December 31, 2022
Other receivable, net (1)	$242,151	$334,246
Value added tax receivable	43,504	67,905
Total	$285,655	$402,151

(1)	Other receivables mainly consisted of advances to employees for business development purposes and prepaid employee insurance and welfare benefits which will be subsequently deducted from the employee’s payroll.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASE

The Company has several operating leases for manufacturing facilities, dormitories and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the year ended December 31, 2023, 2022 and 2021 was $325,072, $421,585 and $283,168, respectively.

The Company’s operating leases primarily include leases for dormitories, office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. For the year ended December 31, 2023, total lease expense amounted to $191,417, which included $20,320 of interest, $171,097 of amortization expense of ROU assets and short-term lease expense of $133,655. For the year ended December 31, 2022, total lease expense amounted to $306,824, which included $35,154 of interest, $271,185 of amortization expense of ROU assets and short-term lease expense of $114,761. Total cash paid for operating leases amounted to $296,343 and $294,115 for the year ended December 31, 2023 and 2022, respectively. Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2023
Right-of-use assets	$231,802

Operating lease liabilities – current	$89,500
Operating lease liabilities - non-current	103,830
Total operating lease liabilities	$193,330

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.03
Weighted average discount rate	7.42%

The following is a schedule of maturities of lease liabilities as of December 31, 2023:

2024	$173,561
2025	14,789
2026	7,747
2027	7,747
Total lease payments	203,844
Less: imputed interest	10,514
Present value of lease liabilities	$193,330

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Property and buildings	$16,199,159	$16,676,800
Machinery and equipment	1,457,299	1,481,983
Transportation vehicles	596,207	774,619
Office and electronic equipment	181,125	159,069
Leasehold improvement	70,866	43,519
Subtotal	18,504,656	19,135,990
CIP	86,328	-
Less: accumulated depreciation	(3,632,094)	(3,413,535)
Impairment of fixed assets	(7,197,562)	(7,000,020)
Property, plant and equipment, net	$7,761,328	$8,722,435

Given the Company’s net loss position, the Company assessed that the expected future cash flows may not cover the carrying value of the Company’s fixed asset equipment and machinery. As a result, the Company recorded an impairment of approximately $0.4 million, nil and $4.3 million on its fixed assets for the year ended December 31, 2023, 2022 and 2021, respectively.

Depreciation expense was $471,936, $414,841 and $835,054 for the year ended December 31, 2023, 2022 and 2021, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Land use rights	$1,553,876	$1,599,693
Software	1,262,784	1,299,612
Others	2,219,420	2,284,860
Patent	111,562	114,851
Total	5,147,642	5,299,016
Less: accumulated amortization	(697,653)	(429,362)
Intangible assets, net	$4,449,989	$4,869,654

Amortization expense was $281,341, $206,964 and $34,671 for the year ended December 31, 2023, 2022 and 2021, respectively.

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2024	$279,575
2025	279,444
2026	278,158
2027	276,798
2028	276,798
Thereafter	3,059,216
$4,449,989

NOTE 13 – CONVERTIBLE LOANS

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – CONVERTIBLE LOANS (continued)

The Company has elected to recognize the March Debenture at fair value and therefore there was no further evaluation of embedded features for bifurcation. The March Debenture was fully converted into 23,695 common shares of the Company for the year ended December 31, 2021.

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

The principal balance of $1,130,000 of the July Debenture was converted into 13,855 common shares of the Company for the year ended December 31, 2021. The remaining balance of $1,370,000 of the July Debenture was converted into 10,681 common shares of the Company during the year ended December 31, 2022.

March 2022 Note

On March 10, 2022, the Company entered into a securities purchase agreement with an accredited investor for the issuance of a Convertible Promissory Note (the “Note”) in the aggregate principal amount of $3,105,000 with a maturity date of twelve months after the payment of the purchase price for the Note, which will be converted into Company’s common shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to the investor to cover legal fees, accounting fees, due diligence etc. On October 13, 2022, the Company entered into a standstill agreement with the investor. Pursuant to the standstill agreement, the investor will not seek to convert any portion of the Note for a period beginning as of the date of the agreement and ending on December 10, 2022 (the “Standstill Period”). Balance of the Note were increased by $310,500.00 (the “Standstill Fee”) as of the date of the agreement. The fair value of the Note was $3,922,686 as of December 31, 2022.On May 26, 2023, the Company entered into an extension agreement with the investor to extend the maturity date until March 10, 2024. Balance of the Note were increased by $145,569 as of the date of the agreement.

The principal balance of $100,000 of the March 2022 Note was converted into 2,908 common shares of the Company on December 20, 2022. The remaining balance of $3,461,069 was converted into 279,660 common shares of the Company during the year ended December 31, 2023.

For the year ended December 31, 2023, 2022 and 2021, due to change in fair value of convertible debentures, the Company recorded an unrealized gain (loss) of $47,813, ($467,383) and ($1,908,830) in other expense, respectively. Interest expense recognized for these convertible debentures for the year ended December 31, 2023, 2022 and 2021 were $90,638, $194,117 and $132,516, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SHORT-TERM LOANS

Short-term loans consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Hunyuan Rural Credit Cooperative Association (1)	$5,352,188	$725,000
Bank of Jiangsu (2)	-	362,500
Huaxia Bank (3)	-	231,990
Bank of China (4)	35,212	-
Total	$5,387,400	$1,319,490

(1)

On December 6, 2021, Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.8 million (RMB5 million) as working capital loan for a term of one year. The loan had a fixed interest rate of 7.3590% per annum and was guaranteed by Beijing REIT. On December 4, 2022, the Company renewed the loan to extend the maturity date to December 1, 2023. The renewed loan had a fixed interest rate of 7.05% per annum. The loan was fully repaid in 2023.

On April 28, 2023, Datong Ruisheng entered into a new bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $5.4 million (RMB38 million) as working capital loan from April 28, 2023 to April 13, 2024. The loan bears a fixed interest rate of 6.55% per annum. The loan is guaranteed by Beijing REIT Ecological. Zhongrong Honghe Eco Construction Materials Co., Ltd, a related party, pledged a land use right for the loan. The term of the loan was extended for an additional 90 days to July 13, 2024.

(2)

On September 3, 2021, Xinyi REIT entered into a line of credit agreement with Bank of Jiangsu. The agreement allowed Xinyi REIT to obtain loans up to RMB 5 million for use as working capital between September 3, 2021 and August 26, 2022. The Company signed a bank loan agreement with Bank of Jiangsu to borrow $0.8 million (RMB 5 million) on September 3, 2021 for a year with an annual interest rate of 5.5%. The loan is guaranteed by Mr. Huizhen Hou and Mr. Dapeng Zhou. Meanwhile, Xinyi REIT also pledged land use right of a piece of land of 74,254.61 square meters with carrying value of RMB 9.2 million (approximately $1.3 million) as collateral to secure the loan. The loan was fully repaid in September 2022.

The Company signed another bank loan agreement with Bank of Jiangsu to borrow $0.7 million (RMB4.5 million) on September 20, 2022 for a period of six months, with a fixed interest rate of 5.5%. The Company repaid approximately $0.3 million in 2022. The remaining balance of $0.4 million was fully repaid in March 2023.

(3)	On November 19, 2021, Beijing REIT entered into a line of credit agreement with Huaxia Bank. The agreement allowed Beijing REIT to obtain loans of approximately $0.8 million (RMB5 million) for use as working capital between November 19, 2021 and November 19, 2022 for a term of one year. The loan had a fixed interest rate of 5.655% per annum. The loan was guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., Ltd. The Company repaid approximately $0.5 million (RMB3.4 million) in December 2022. The remaining balance was fully repaid in January 2023.

(4)	On March 3, 2023, IoV Technology Research entered into a line of credit agreement with Bank of China. The agreement allows IoV Technology Research to obtain loans up to approximately $35,212 (RMB250,000) for use as working capital between March 3, 2023 and March 2, 2024 for a term of one year. The loan bears a fixed interest rate of 4.35% per annum. Subsequently, the loan was extended to June 2, 2024.

For the year ended December 31, 2023, 2022 and 2021, interest expense on all short-term loans amounted to $265,884, $132,921 and $372,881, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – LONG TERM LOAN

	As of December 31, 2023	As of December 31, 2022
Long-term Loans
Jiangsu Yuantong Municipal Projects Construction Co., Ltd. (1)	$1,267,623	$1,160,000
Changshu Tongjiang Machinery Co., Ltd. (2)	140,847	-
Tu and Lei Creative Design (Beijing) Co., Ltd. (3)	14,080	-
Zhang Miao (4)	725,140	-
Zhang Lei Studio (5)	14,085	-
Xinyi Xinshuo Concrete Co., Ltd. (6)	70,424	-
Xinyi Xinnan Real Estate Co., Ltd. (7)	84,508	-
Bai Shu Tong (8)	281,694	-
Hainan Boxinda Technology Partnership (Limited partnership) (9)	206,482	-
Chen Guo (10)	59,605	-
Honghe County Yisa Hengtong Decoration Company (11)	112,678	-
Total	$2,977,166	$1,160,000

(1)	On October 11, 2022, Beijing REIT entered into a loan agreement with Jiangsu Yuantong Municipal Projects Construction Co., Ltd. to borrow approximately $1.2 million (RMB 8 million) as working capital loan for two years. The loan was from October 11, 2022 to October 10, 2024 and interest-free. On January 18, 2023, the parties revised the loan agreement to increase the principal amount to approximately $1.3 million (RMB9 million) with a new maturity date of January 17, 2025.

(2)	On January 1, 2023, Beijing REIT entered into a loan agreement with Changshu Tongjiang Machinery Co., Ltd. to borrow $140,847 (RMB1 million) as working capital loan for two years. The loan was from January 1, 2023 to December 31, 2025 and interest-free.

(3)	On January 1, 2023, Beijing REIT entered into a loan agreement with Tu and Lei Creative Design (Beijing) Co., Ltd. to borrow approximately $14,000 (RMB0.1 million) as working capital loan for two years. The loan was from January 1, 2023 to December 31, 2025 and interest-free. The Company repaid $7,465 in April 2024.

(4)	On February 8, 2023, Beijing REIT and Xinyi REIT entered into a loan agreement with Zhang Miao to borrow $725,140 (RMB5.2 million) as working capital loan for two years. The loan was from February 8, 2023 to February 7, 2025 and interest-free. The Company repaid $25,352 in March 2024.

(5)	On November 20, 2023, Beijing REIT entered into a loan agreement Zhang Lei Studio to borrow approximately $14,085 (RMB0.1 million) as working capital loan for two years. The loan was from November 20, 2023 to November19, 2025 and interest-free.

(6)	On September 17, 2023, Xinyi REIT entered into a loan agreement with Xinyi Xinshuo Concrete Co., Ltd. to borrow approximately $70,424 (RMB0.5 million) as working capital loan for two years. The loan was from September 17, 2023 and September 16, 2025 and interest-free.

(7)	On May 27, 2023, Xinyi REIT entered into a loan agreement with Xinyi Xinnan to borrow approximately $84,508 (RMB0.6 million) as working capital loan for two years. The loan was from May 27, 2025 to on May 26, 2025 and interest-free.

(8)	On December 27, 2023, REIT Ecological Technology Co., Ltd entered into a loan agreement with Bai Shu Tong to borrow approximately $281,694 (RMB2 million) as working capital loan for two years. The loan was from December 27, 2023 and December 26, 2025 and interest-free. The loan was fully repaid in April 2024.

(9)	In 2023, REIT Technology, Hainan Yile IoT and IoV Technology Research obtained working capital loans of $207,036 (RMB1.5 million) from Hainan Boxinda Science Technology Partnership. The loan was from January 30, 2023 to July 3, 2025 and interest-free. The loan was fully repaid in April 2024.

(10)	On January 20, 2023, the Company entered into a loan agreement with Chen Guo to borrow approximately $59,605 (RMB0.42 million) as working capital loan for two years. The loan is from January 20, 2023 to January 19, 2025 and bears an annual interest of 1%.

(11)	On May 26, 2023, the Company entered into a loan agreement with Honghe County Yisa Hengtong Decoration Company to borrow approximately $112,678 (RMB0.8 million) as working capital loan for two years. The loan is from May 26, 2023 to May 5, 2023 and bears an annual interest of 1%.

For the year ended December 31, 2023, 2022 and 2021, interest on the Company’s long-term loans amounted to $274, nil and nil, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – LOANS FROM THIRD PARTIES-CURRENT

Loans from Third Parties	As of December 31, 2023	As of December 31, 2022
Jiangsu Yuantong Municipal Projects Construction Co., Ltd. (1)	$281,694	$-
Ordos Ruitu Rural Development Promotion Center (2)	7,042
Changshu Tongjiang Engineering Co., Ltd. (3)		145,000
Zhang Miao (4)	-	145,000
Chen Guo (5)	-	61,363
Chai Guirong (6)	-	145,000
Hainan Boxinda Science Technology Partnership (7)	-	212,570
Yu Zhanfeng (8)	-	246,500
(Qinhua) Beijing Dingji Rubik’s Cube Model Technology Co., Ltd. (9)	-	10,150
Xinyi Xinshuo Concrete Co., Ltd. (10)	-	72,500
Chen Gang (11)	-	68,150
Qihang Hongye Technology (Inner Mongolia) Co., Ltd. (12)	985,930
Total	$1,274,666	$1,106,233

(1)	On January 1, 2023, Xinyi REIT obtained a working capital loan of $281,694 (RMB2 million) from Jiangsu Yuantong Municipal Projects Construction Co., Ltd. The loan was from January 1, 2023 to December 15, 2024 and interest-free.

(2)	On July 7, 2023, REIT Ecological Technology obtained a working capital loan of $7,042 from Ordos Ruitu Rural Development Promotion Center. The loan is from July 7, 2023 to July 6, 2024 and interest-free. The loan was fully repaid in January 2024.

(3)	On July 29, 2021, Beijing REIT obtained a working capital loan of $219,660 from Changshu Tongjiang Engineering Co., Ltd. The loan is from July 29, 2021 to July 28, 2022 and interest-free. After partial repayment, the loan balance was $145,000 as of December 31, 2022. The loan was renewed upon maturity with a new maturity date of December 31, 2025. (see NOTE 15(2))

(4)	On February 8, 2021, Beijing REIT obtained a working capital loan of $156,900 from Zhang Miao. The loan is from February 8, 2021 to February 7, 2022 and interest-free. After partial repayment, the loan balance was $145,000 as of December 31, 2022. The loan was renewed upon maturity with a new maturity date of February 7, 2025. (see NOTE 15(4))

(5)	On October 21, 2021, Hainan Yile IoT obtained a working capital loan of $66,399 from Chen Guo. The loan is from October 21, 2020 to January 20, 2022 and bears an annual interest of 1%. The loan balance was $61,363 as of December 31, 2022. The loan was renewed upon maturity with a new maturity date of January 19, 2025. (see NOTE 15(10))

(6)	On August 2, 2021, Hainan Yile IoT obtained a working capital loan of $313,800 from Chai Guirong. The loan was due on demand and bore an annual interest of 1%. After partial repayment, the loan balance was $145,000 as of December 31, 2022. The loan was fully repaid in 2023.

(7)	On July 4, 2021, Yile Vehicles obtained a working capital loan of $52,718 from Hainan Boxinda Science Technology Partnership. The loan is from July 4, 2021 to July 3, 2023 and interest-free. The loan balance was $48,720 as of December 31, 2022. On January 30, 2022, Yile International obtained a working capital loan of $101,500 from Hainan Boxinda Science Technology Partnership. The loan is from January 30, 2022 to January 29, 2023 and interest-free. On February 17, 2022, REIT Technology obtained a working capital loan of $60,564 from Hainan Boxinda Science Technology Partnership. The loan is from February17, 2022 to February 16, 2023 and interest-free. The loan was renewed upon maturity with a new maturity date of July 3, 2025. (See Note 15 (9))

(8)	On July 29, 2022, Beijing REIT obtained three working capital loans of an aggregate principal of $246,500 from Yu Zhanfeng for four months. The loans were interest-free. The loans balance was $246,500 as of December 31, 2022. The loans were fully repaid in March, 2023.

(9)	On May 9, 2022, Beijing REIT obtained a working capital loan of $10,150 from Beijing Dingji Rubik’s Cube. The loan was due on demand and interest-free. The loan was fully repaid in 2023.

(10)	On September 18, 2022, Beijing REIT obtained a working capital loan of $72,500 from Xinyi Xinshuo Concrete Co., Ltd. The loan was from September 18, 2022 to September 17, 2023 and interest-free. The loan was renewed upon maturity with a new maturity date on September 16, 2025. (see NOTE 15(6))

(11)	On September 19, 2022, Beijing REIT obtained a working capital loan of $72,500 from Chen Gang. The loan was from September 19, 2022 to September18, 2023 and interest-free. After partial repayment, the loan balance was $68,150 as of December 31, 2022. The loan was fully repaid in 2023.

(12)	On November 20, 2023, Inner Mongolia REIT Ecological Environment Management Co., Ltd. obtained a working capital loan of $985,930 from Qihang Hongye Technology (Inner Mongolia) Co., Ltd. The loan is due on demand and interest-free.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

ReTo was incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the EIT Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Beijing REIT and IoV Technology Research were recognized as HNTE by PRC government and subject to a favorable income tax rate of 15% for the year ended December 31, 2023, 2022 and 2021. Hainan Yile IoT was recognized as a HNTE by PRC government and subject to a favorable income tax rate of 15% for the year ended December 31, 2022 and 2021.

The following table reconciles income tax expense by statutory rate to the Company’s actual income tax expense:

	For the Year Ended December 31,
	2023	2022	2021
Income tax benefit computed based on PRC statutory income tax rate	$(4,021,427)	$(3,849,305)	$(5,118,519)
Effect of favorable income tax rate in certain entity in PRC	245,598	181,088	889,716
Non-PRC entities not subject to PRC tax (1)	1,469,346	1,749,333	1,564,644
Research & Development (“R&D”) tax credit (2)	(291,511)	(240,150)	(260,213)
Non-deductible expenses - permanent difference (3)	131,500	171,393	588,191
Change in valuation allowance	2,449,855	1,970,079	2,339,650
Effective tax (benefit) expense	$(16,639)	$(17,562)	$3,469

(1)	Represents the tax losses incurred from operations outside of China.

(2)	According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(3)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

The breakdown of the Company’s loss before income tax provision is as follows:

	For the Year Ended December 31,
	2023	2022	2021
Loss before income tax expense from China	$(9,535,825)	$(9,398,680)	$(13,889,029)
Loss before income tax expense from outside of China	(6,549,884)	(5,998,540)	(6,585,045)
Total loss before income tax provision	$(16,085,709)	$(15,397,220)	$(20,474,074)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred in ReTo and REIT India which are companies incorporated outside of China.

The income tax provision (benefit) for the years ended December 31, 2023, 2022 and 2021 was as follows:

	For the Year Ended December 31,
	2023	2022	2021
Current	$51	$-	$3,469
Deferred	(16,690)	(17,562)	-
Total	$(16,639)	$(17,562)	$3,469

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of December 31, 2023 and 2022.

Deferred tax asset	As of December 31 2023	As of December 31 2022
Provision of doubtful accounts	$2,391,460	$531,902
Tax loss carried forwards	8,276,814	5,443,492
Valuation allowance on tax losses	(10,668,274)	(5,975,394)
	$-	$-

(b)	VAT

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

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	As of December 31,	As of December 31,
	2023	2022
VAT tax payable	$320,946	$359,391
Corporate income tax payable	1,653,827	1,702,591
Land use tax and other taxes payable	12,162	15,106
Total	$1,986,935	$2,077,088

As of December 31, 2023 and 2022, the Company had tax payables of approximately $2.0 million and $2.1 million, respectively, mostly related to the unpaid income tax and business tax in China. For the years ended December 31, 2023, 2022 and 2021, the Company has not received any penalty or interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – COMMITMENTS AND CONTIGENCIES

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

Contractual commitments

As of December 31, 2023, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$203,844	$173,561	30,283	$-	$-
Repayment of bank loans	5,387,400	5,387,400	-	-	-
Total	$5,591,244	5,560,961	30,283	$-	$-

NOTE 19 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2023 and 2022 and transactions for the years ended December 31, 2023, 2022 and 2021 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors, and shareholder of the Company
Ms. Hong Ma	Wife of Chief Executive Officer
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	An entity controlled by Ms. Hong Ma
Hunyuan County Baiyang Food Co., Ltd	An entity controlled by Mr. Hengfang Li
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT India
Shexian Ruibo	The Company owns 41.67% equity interest in Shexian Ruibo
Zhongrong Honghe Eco Construction Materials Co., Ltd.	An entity controlled by Ms. Hong Ma
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by Mr. Hengfang Li
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	Hainan Yile IoT owns 45% ownership interest in this company
Zhongtou REIT Information Service (Beijing) Co., Ltd.	An entity controlled by Mr. Xinyang Li and Ms. Xinran Li, children of Mr. Hengfang Li
Handan Ruisheng Construction Material Technology Co., Ltd.	An entity controlled by Shexian Ruibo
Hainan Yile Huixin Technology Service Center (Limited Partnership)	Minority shareholder of IoV Technology Research
Shaocheng Li	Legal representative of Honghe REIT Ecological Technology Co., Ltd.
Zhongrong Honghe Environmental Building Materials Co., Ltd.	An entity controlled by Shaocheng Li

(2)	Due from related parties

As of December 31, 2023 and 2022, the balance of due from related parties was as follows:

	As of December 31, 2023	As of December 31, 2022
Mr. Hengfang Li	$746,196	$208,225

The balance represents advance for business purposes.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – RELATED PARTY TRANSACTIONS (continued)

(3)	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Shexian Ruibo	$26,851	$-
Hunyuan Baiyang Food Co., Ltd.	35,986	37,048
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	45,351	46,688
Total accounts receivable from related parties	$108,188	$83,736

The balance of the accounts receivable as of December 31, 2023 from related parties was outstanding as of the date of issuance of these financial statements.

(4)	Advance to suppliers, related party

Advance to suppliers, related party, consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Shexian Ruibo*	$1,796,831	$3,769,138
Q Green Techcon Private Limited	-	15,310
Handan Ruisheng Construction Material Technology Co., Ltd.	11,134	2,588
Total	$1,807,965	$3,787,036

*	The balance represents the Company’s purchase advances for eco-friendly materials and equipment supplied by Shexian Ruibo.

(5)	Accounts payable to related parties

Accounts payable to related parties consisted of the following:

	As of December 31, 2023	As of December 31, 2022
Shexian Ruibo	$3,080	$-
Total	$3,080	$-

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – RELATED PARTY TRANSACTIONS (continued)

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the Year Ended December 31,
	2023	2022	2021
Changjiang Zhongrong Hengde Environmental Protection Co., LTD	$-	$215,693	$-
Shexian Ruibo	44,325	82,453	61,177
Q Green Techcon Private Limited	-	6,729	220,607
Total	$44,325	$304,875	$281,784

Cost of revenue associated with the sales to these related parties amounted to $43,992, $471,849 and $175,053 for the years ended December 31, 2023, 2022, and 2021, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the Year Ended December 31,
	2023	2022	2021
Q Green Techcon Private Limited.	$-	$266,544	$228,838
Shexian Ruibo	724,043	1,141,377	235,946
Total	$724,043	$1,407,921	$464,784

(7)	Equity grants

On June 4, 2022, the Company issued an aggregate of 13,800 Common shares to directors under the 2018 Share Incentive Plan and the 2021 Share Incentive Plan.

On March 12, 2023, the Company issued an aggregate of 6,700 Common shares to directors under the 2022 Share Incentive Plan.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SHAREHOLDERS’ EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,072,895 and $1,066,554 as of December 31, 2023 and 2022, respectively.

Common Shares

ReTo was established on August 7, 2015 under the laws of the British Virgin Islands initially with 200,000,000 common shares authorized at $0.001 par value.

Share Combinations

On May 9, 2023, the Company implemented a combination of its authorized, issued and outstanding common shares at a ratio of 10-for-1 so that every 10 shares (or part thereof) authorized and issued were combined into one share (with the fractional shares rounding up to the next whole share) (the “2023 Share Combination”). The Company’s common shares began trading on a post share combination basis on May 12, 2023. As a result of the 2023 Share Combination, the Company’s authorized shares were changed from 200,000,000 common shares, par value $0.001 per share, to 20,000,000 common shares, par value $0.01 per share.

On July 31, 2023, the Company’s board of directors approved a change of the maximum number of shares that the Company is authorized to issue from 20,000,000 shares of a single class each with a par value of US$0.01 to an unlimited number of shares of a single class each with a par value of US$0.01, effective July 31, 2023.

On February 1, 2024, the Company’s board of directors approved another combination of common shares on a ten-to-one basis (the “2024 Share Combination”). The Company’s common shares began trading on a post combination basis on March 1, 2024. As a result of the 2024 Share Combination, each ten ) pre-combination common shares of the Company were automatically combined into one common share without any action on the part of the holders, with par value of the common shares of the Company changed from $0.01 per share to $0.1 per share.

The share number and share-related data in the financial statements have been adjusted to reflect the two share combinations.

As of December 31, 2023 and 2022, 1,205,188 and 433,989 common shares were issued and outstanding.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SHAREHOLDERS’ EQUITY (continued)

Equity Grants

Pursuant to the Company’s 2018 Share Incentive Plan, on January 22, 2020, the Company’s board of directors approved the issuance of an aggregate of 6,850 common shares of the Company with a fair value of $650,750 based on the Company’s share price of $95 per share on the grant date, as share-based compensation to its directors and executive officers in exchange for their services for the period from January 1, 2020 to December 31, 2021. For the years ended December 31, 2023, 2022 and 2021, the Company recognized share-based compensation expenses of nil, nil and $325,375, respectively.

In addition, on February 3, 2020, the Company’s board of directors further approved the issuance of 2,900 common shares of the Company with a fair value of $333,500 based on the Company’s share price of $115 per share on the grant date, to certain employees and one officer, in exchange for their services during the period from January 1, 2020 to December 31, 2021. For the years ended December 31, 2023, 2022 and 2021, the Company recognized share-based compensation expenses of nil, nil and $166,750, respectively.

On April 22, 2022, the Company’s board of directors approved the issuance of an aggregate of 10,250 common shares to its employees for their services under the 2018 Share Incentive Plan; and also approved the issuance of an aggregate of 30,000 common shares to its employees, officers and directors for their services under the 2021 Share Incentive Plan, both of which were registered under the registration statement on Form S-8 which was filed with the SEC on April 26, 2022. The Company issued an aggregate of 40,250 Common shares between May 9, 2022 and June 4, 2022 and recognized share-based compensation expenses of $3,296,475 related to the issuance.

On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 50,000 common shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $2,100,000.

Issuances for Consulting Services

In April 2021, the Company entered into a consulting service agreement with Geniusland International Capital Ltd., (“Geniusland”) Pursuant to the agreement, Geniusland will assist the Company with strategic initiatives over the service period between January 23, 2021 to January 24, 2024. For the first-year service, the Company issued 10,000 common shares valued at $1,330,000 based on fair market price of the Company’s common shares, at $133 per share on April 9, 2021. In January 2022, the Company revised the consulting service agreement with Geniusland. Pursuant to the new agreement, the service will cease on March 28, 2022. For the service provided between December 29, 2021 to March 28, 2022. The Company issued 5,000 common shares valued at $735,000 based on fair market price of the Company’s common shares, at $147 per share on January 3, 2022. Share-based compensation is amortized over the service period. For the years ended December 31, 2023, 2022 and 2021, the Company recognized share-based compensation expenses of $nil, $735,000 and $1,330,000, respectively.

On February 27, 2023, the Company entered into a consulting service agreement with Express Transportation Ltd. (“ETL”). Pursuant to the agreement, ETL has agreed to provide feasibility, analysis and risk management services on investment project in mainland China in exchange for 20,000 common shares, which were issued on March 8, 2023. Share-based compensation is amortized over the service period. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $840,000.

On February 27, 2023, the Company entered into a consulting service agreement with Maxleed Investment Holding Ltd. (“MIHL”). Pursuant to the agreement, MIHL has agreed to provide strategy, due diligence, business expansion and optimization services in exchange for 20,000 common shares, which were issued on March 8, 2023. Share-based compensation is amortized over the service period. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $840,000.

On September 25, 2023, the Company entered into a consulting service agreement with SevenBull, Inc. (“SevenBull”), pursuant to which the Company agreed to issue 200,000 common shares of the Company to the consulting firm, as consideration for its business consulting services. The Company issued 200,000 common shares valued at $1,130,000 based on fair market price of the Company’s common shares, at $5.66 per share on October 3, 2023. For the year ended December31, 2023, the Company recognized share-based compensation expenses of $1,130,000.

On May 11, 2021, the Company issued 750 common Shares to Yorkville Advisors Global LP for services rendered in connection with Company’s corporate strategy on the Nasdaq Stock Market. For the year ended December 31, 2021, the Company recognized share-based compensation expenses of $84,637 based on a price of $112.85 per share.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SHAREHOLDERS’ EQUITY (continued)

Acquisition of REIT Mingde

On December 27, 2021, the Company entered into an acquisition agreement to acquire 100% equity interest in REIT Mingde and its subsidiaries from two unrelated parties for a consideration of $1,569,000 (or RMB 10 million). REIT Mingde, through its subsidiaries, is primarily engaged in providing roadside assistance services and software development services. The acquisition was completed on December 28, 2021. In lieu of cash consideration of RMB 10 million, the Company issued an aggregate of 25,800 common shares to the sellers, based on a price of $61 per share and the exchange rate of USD to RMB of 6.39 on February 22, 2022.

Financing

On May 25, 2022, the Company issued 59,700 common shares to Hainan Tashanshi Digital Information Co. Ltd. at $60 per share for aggregate gross proceeds of $3,582,000.

On May 18, 2023, the Company entered into a securities purchase agreement. Pursuant to the agreement, the Company issued 200,000 common shares at $33 per share for aggregate gross proceeds of $6,600,000, which were issued on May 25, 2023.

Conversion of Convertible Debentures

During the year ended December 31, 2023, the Company issued an aggregate of 279,660 common shares for conversion of the $4,111,082 convertible debentures based on the conversion price ranging from $8.71 to $29.2 (see Note 13).

During the year ended December 31, 2022, the Company issued an aggregate of 13,589 common shares for conversion of $1,799,314 convertible debentures based on the conversion price ranging from $34.39 to $140.14 (see Note 13).

During the year ended December 31, 2021, the Company issued an aggregate of 37,550 common shares for conversion of $1,414,637 convertible debentures based on the conversion price ranging from $74.88 to $110.82 (see Note 13).

Purchase of Non-controlling Interest in Xinyi REIT

On April 8, 2022, the Company signed an agreement with the minority shareholder of Xinyi REIT. Pursuant to the agreement, the Company agreed to purchase the minority shareholder’s 30% equity interest in Xinyi REIT for an aggregate consideration of RMB18 million which is payable in four installments of RMB 4 million, RMB 4 million, RMB 5 million, and RMB 5 million by the end of April 2022, June 2022, September 2022, and December 2022, respectively. The Company paid RMB 13 million (approximately $1.9 million) as of December 31, 2022. As of December 31, 2022, the balance amounted to RMB 5 million (approximately $0.7 million). The Company fully paid RMB 5 million (approximately $0.7 million) in 2023.

Non-controlling Shareholder Contribution

On April 6, 2022, Hainan Shi Yuan Tong Da Ye Feng Private Equity Partnership (Limited Partnership) signed an investment agreement with REIT Mingde to invest RMB 5 million (approximately $0.8 million) into REIT Mingde’s then subsidiary Hainan Fangyuyuan in exchange for 10% equity interest.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – SEGMENT REPORTING

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

The following table presents summary information by segments for the Company’s continuing operations for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the Year Ended December 31, 2023
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$2,324,763	$740,067	$-	$171,456	$3,236,286
Cost of goods sold	1,930,550	1,044,412	9,218	42,034	3,026,214
Gross profit	394,213	(304,345)	(9,218)	129,422	210,072
Interest expense and charges	112,110	25,565	201	282,638	420,514
Interest income	1,410	70	39	23,663	25,182
Depreciation and amortization	172,991	403,638	-	176,648	753,277
Capital expenditures	8,521	17,809	-	133,392	159,722
Income tax expenses	51	-	-	(16,690)	(16,639)
Segment loss	(7,243,425)	(2,292,597)	(27,680)	(6,505,368)	(16,069,070)
Segment assets	$12,123,471	$10,505,554	$4,203	$2,612,020	$25,245,248

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – SEGMENT REPORTING (continued)

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

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – RESTATEMENT

As disclosed in our Form 6-K and Form 6-K/A filed on May 15, 2024, during the course of preparing the consolidated financial statements for the year ended December 31, 2023, management identified a material misstatement in its previously issued unaudited condensed consolidated financial statements for the six months ended June 30, 2023 in relation to the recognition and measurement of its share-based compensation expenses.

The Company failed to identify the proper share prices in calculation the share-based compensation. Such failure has resulted in errors relating to the overstatement of share-based compensation for the six months ended June 30, 2023.

The impact of the restatement adjustments to the specific line items presented in the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023 is summarized below. There is no tax and cash flow impact related to the correction.

	As of June 30, 2023
Unaudited Condensed Consolidated Balance Sheets	As previously report	Restatement adjustment	As Restated
Additional paid in capital	$98,689,295	$(34,020,000)	$64,669,295
Accumulated deficit	(93,056,277)	34,020,000	(59,036,277)

	For the Six Months Ended June 30, 2023
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss	As previously report	Restatement adjustment	As Restated
General and Administrative Expenses	$39,559,187	$(34,020,000)	$5,539,187
Total Operating Expense	41,119,012	(34,020,000)	7,099,012
Loss from Operations	(41,025,421	34,020,000	(7,005,421)
Loss Before Income Taxes	(45,663,806)	34,020,000	(11,643,806)
Net Loss	(45,663,858)	34,020,000	(11,643,858)
Net Loss Attributable to ReTo Eco-Solutions, Inc.	(45,239,743)	34,020,000	(11,219,743)
Comprehensive Loss	(45,405,805)	34,020,000	(11,385,805)
Comprehensive Loss Attributable to ReTo Eco-Solutions, Inc	(45,070,882)	34,020,000	(11,050,882)
Loss Per Share – basic and diluted	(8.32)	6.3	(2.1)

NOTE 23 – SUBSEQUENT EVENTS

As previously announced, on September 29, 2023, the Company entered into a securities purchase agreement (the “Public Offering SPA”) to sell an aggregate of 1,500,000 common shares at a price of $10.00 per share to certain investors pursuant to the prospectus supplement, dated September 29, 2023, filed with the Securities and Exchange Commission on October 3, 2023 (the “Public Offering”). On March 13, 2024, the Company entered into an amendment to the Public Offering SPA with such investors to change the per share purchase price from $10.00 to $4.00 and to change the terms of the closing of the Public Offering.

In addition, in a concurrent private placement (the “Concurrent Private Placement”), the Company entered into certain separate securities purchase agreements on September 29, 2023 (collectively, the “Private Placement SPAs”), to sell to certain other investors an aggregate of 1,000,000 common shares, par value $0.1, at $10.00 per share. On March 13, 2024, the Company entered into an amendment to the Private Placement SPA with such investors to change the per share purchase price from $10.00 to $4.00 and to change the terms of the closing of the Concurrent Private Placement.

The Public Offering and the Concurrent Private Placement closed on March 13, 2024 and the Company received aggregate proceeds of approximately $9.6 million, net of issuance cost of $0.4 million.