Form 20-F
period 2024-12-31
ReTo Eco-Solutions, Inc.
filed 2025-05-09
CIK 1687277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

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

(+86) 10-64827328

Email: ir@retoeco.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A shares, $1.0 par value per share	RETO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2024, 19,352,636 Class A shares and 1,000,000 Class B shares were issued and outstanding (or 1,935,264 Class A shares and 1,000,000 Class B shares after taking into account of the 10-for-1 share combination effected on March 7, 2025).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

CERTAIN TERMS AND CONVENTIONS

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“Act” refers to The BVI Business Companies Act, 2004 (as amended);

●	“Beijing REIT” refers to Beijing REIT Technology Development Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings (China) Limited prior to the December 2024 Divestiture (defined below);

●	“BVI” refers to the British Virgin Islands;

●	“China” or the “PRC” refers to the People’s Republic of China and the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Class A Shares” refers to Class A shares, par value US$1.0 each, of ReTo (defined below);

●	“Class B Shares” refers to Class B shares, par value US$0.01 each, of ReTo (defined below);

●	“common share” refers to common shares issued in ReTo prior to the 2024 Share Redesignation (defined below);

●	“Shares” refers to Class A Shares and Class B Shares, collectively;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“December 2024 Divestiture” refers to the Company’s sale of all of its shares in REIT Holdings (China) Limited to a certain buyer on December 31, 2024;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“Honghe ReTo” refers to Honghe ReTo Ecological Technology Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of ReTo Hengda (defined below);

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“M&A” refers to the Memorandum and Articles of Association of ReTo (as amended and restated on August 8, 2024, and as further amended by reference on March 7, 2025) as further amended and / or amended and restated from time to time;

●	“Macau” refers to the Macao Special Administrative Region of the PRC;

●	“MeinMalzeBier” refers to MeinMalzeBier Holdings Limited, a BVI business company in which ReTo holds a 51% ownership interest;

●	“mainland China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PRC subsidiaries” refers to the Company’s subsidiaries that were incorporated in mainland China;

●	“REIT Equipment” refers to Beijing REIT Equipment Technology Co., Ltd. (formerly known as Beijing REIT Ecological Engineering Technology Co., Ltd. until August 9, 2023), a PRC limited liability company and a wholly owned subsidiary of ReTo Hengda (defined below);

●	“REIT Holdings” refers to REIT Holdings (China) Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo prior to the December 2024 Divestiture;

●	“REIT Ordos” Refers to REIT Ecological Technology Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings prior to the December 2024 Divestiture;

●	“REIT Technology” refers to REIT Technology Development Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings prior to the December 2024 Divestiture;

●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“ReTo” refers to ReTo Eco-Solutions, Inc., a BVI business company (registered in the BVI with company number 1885527);

●	“ReTo Hengda” refers to Beijing ReTo Hengda Technology Co., Ltd. (formerly known as Sunoro Hengda (Beijing) Technology Co., Ltd. until April 8, 2025), a PRC limited liability company and a wholly owned subsidiary of Sunoro Holdings (defined below);

●	“ReTo Hengye” refers to Beijing ReTo Hengye Technology Co., Ltd. (formerly known as Senrui Bochuang (Beijing) Technology Co., Ltd. until April 10, 2025), a PRC limited liability company and a wholly owned subsidiary of ReTo Hengda;

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Sunoro Holdings” refers to Sunoro Holdings Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo;

●	“U.S. dollars,” “US$” and “$” refer to the legal currency of the United States; and

●	“We,” “us,” “our,” or the “Company” refers to ReTo Eco-Solutions, Inc. and its subsidiaries, unless the context requires otherwise.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Hengfang Li,” even though, in Chinese, his name would be presented as “Li Hengfang.”

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB 7.2993 to US$1.00, the rate published by the Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

Except as otherwise stated in this annual report, all numbers of our Shares and related data have been updated to reflect the 10-for-1 share combination effective May 15, 2023 (the “2023 Share Combination”), the 10-for-1 share combination effective March 1, 2024 (the “2024 Share Combination”), and the 10-for-1 share combination effective March 7, 2025 (the “2025 Share Combination”). On August 8, 2024, we (a) redesignated the existing common shares, par value US$0.10 each, as Class A Shares with the same rights as the existing common shares (the “2024 Share Redesignation”) and (b) created an additional 2,000,000 shares each to be designated as Class B Shares, with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the potential impact on our business of the economic, political and social conditions of the PRC;

●	any changes in the laws of the PRC or local province that may affect our operations;

●	our ability to operate as a going concern;

●	the liquidity of our securities;

●	inflation and fluctuations in foreign currency exchange rates;

●	our expansion into new businesses, industries or international markets, and undertaking of mergers, acquisitions, investments or divestments;

●	the ability to realize benefits of the acquisition of MeinMalzeBier and integrate and expand its businesses into our existing business and grow and manage growth profitably;

●	the ability to navigate geographic market risks of our products;

●	the ability to maintain a reserve for warranty or defective products and installation claims;

●	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	our ability to maintain effective supply chain of raw materials and our products;

●	slowdown or contraction in industries in China in which we operate;

●	our ability to maintain or increase our market share in the competitive markets in which we do business;

●	our ability to diversify our product and service offerings and capture new market opportunities;

●	our estimates of expenses, capital requirements and needs for additional financing and our ability to fund our current and future operations;

●	the costs we may incur in the future from complying with current and future laws and regulations and the impact of any changes in the regulations on our operations; and

●	the loss of key members of our senior management.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Holding Company Structure

ReTo Eco-Solutions, Inc. (“ReTo,” collectively with its consolidated subsidiaries, the “Company,” “we,” “us,” “our” or similar terminology) is a holding company and a business company incorporated in the British Virgin Islands (the “BVI”) with no material operations of its own. We conduct substantially all of our operations through our subsidiaries established in mainland China. Our equity structure is a direct holding structure, that is, ReTo, the BVI entity listed in the U.S., controls Sunoro Holdings and MeinMalzeBier, and other PRC operating entities through Sunoro Holdings and MeinMalzeBier. See “Item 4. Information on the Company - A. History and development of the company” For more details.

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant discretion and authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The PRC government’s significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time which could result in a material adverse change in our operation and/or the value of our Class A Shares.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and cause our Class A Shares to decrease in value or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.”

Cash and Other Assets Transfers between the Holding Company and Its Subsidiaries

For the fiscal years ended December 31, 2022, 2023, and 2024, funds equivalent to approximately $4.2 million, $0.1 million, and $29.4 million, respectively, were provided to the PRC subsidiaries as shareholder loans, which were accounted as loan receivable from the respective PRC subsidiary. These funds have been used by the Company’s PRC subsidiaries for their operations.

As of the date of this annual report, there have not been any dividends or other distributions from our PRC subsidiaries to REIT Holdings prior to the 2024 Divesture, Sunoro Holdings and ReTo, all of which are located outside of mainland China. ReTo, as a BVI holding company, may rely on dividends and other distributions on equity paid by its PRC subsidiaries for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, subject to ReTo’s M&A and the Act or to service any expenses and other obligations it may incur.

Within our direct holding structure, the cross-border transfer of funds from ReTo to its PRC subsidiaries is permitted under laws and regulations of the PRC currently in effect. Specifically, ReTo is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements in China. There are no quantity limits on ReTo’s ability to make capital contributions to its PRC subsidiaries under the PRC law and regulations. However, the PRC subsidiaries may only procure shareholder loans from Sunoro Holdings in an amount equal to the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System or three times of its net assets, at the discretion of such PRC subsidiary.

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

We maintain bank accounts in China, including cash in Renminbi in the amount of approximately RMB1.6 million and cash in USD in the amount of approximately US$0.5 million as of December 31, 2024. Funds are transferred between ReTo and its subsidiaries for their daily operation purposes. The transfer of funds between our PRC subsidiaries are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. We have adopted certain cash management policies that dictate the internal approval process on transferring funds between our holding company and our subsidiaries. Such policies dictate the purpose, amount and procedure of cash transfers. Each transfer of cash among our subsidiaries is subject to internal approvals from at least two manager-level personnel, with required procedures including submitting supporting documentation (such as payment receipts or invoices), responsible personnel reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure.

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

These developments could add uncertainties to the trading of our securities, including the possibility that the SEC may prohibit trading in our securities if the PCAOB cannot fully inspect or investigate our auditor and we fail to appoint a new auditor that is accessible to the PCAOB and that Nasdaq can delist our Class A Shares.

If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.

For details on the effects of HFCAA on us, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Class A Shares may be delisted under the HFCAA if the PCAOB is unable to inspect our auditor. The delisting of our Class A Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Regulatory Permissions and Developments

We have been advised by our PRC Counsel, Yuan Tai Law Offices, that pursuant to the relevant laws and regulations in China, none of our PRC subsidiaries’ currently engaged business is stipulated on the Special Administrative Measures for the Access of Foreign Investment (Negative List) promulgated by the Ministry of Commerce (the “MOFCOM”) and the National Development and Reform Commission of the People’s Republic of China (“NDRC”) which the latest version entered into force on November 1, 2024 (2024 Version). Therefore, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

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

As of the date of this annual report, neither ReTo nor any of its PRC subsidiaries is subject to permission requirements from the CSRC, the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of their respective operations. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

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

On December 28, 2021, the Measures for Cybersecurity Review (2021 Version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 Version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that as a result of: (i) we do not hold personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, we are not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 Version).

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

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) together with five guidelines, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. Any future securities offerings and listings outside of mainland China by our Company, including but not limited to, follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC or any other PRC governmental authorities with respect to our listing on Nasdaq. As of the date of this annual report, we are in the process of completing the filing procedures with the CSRC in connection with our financings during the fiscal year ended December 31, 2024. The Company is also preparing for the filing with CSRC for the MeinMalzeBier acquisition completed in April 2025 and expects to submit the filing in short order. As the Trial Measures were newly published and there is uncertainty with respect to the filing requirements and their implementation, we cannot be sure that we will be able to complete such filings in a timely manner, or at all. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

As of the date of this annual report, except as disclosed above, neither ReTo nor any of our PRC subsidiaries, (i) is required to obtain permissions from the PRC authorities, including the CSRC or the CAC, in connection with our issuance of securities to foreign investors, or (ii) has been denied such permissions by any PRC authority. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we and our PRC subsidiaries are required to obtain approvals in the future.

A.	[Reserved]

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Summary of Risk Factors

Set forth below is a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies or in relations between China and the United States;

●	The impact on our operations and value of our Class A Shares by PRC government’s significant oversight, control, intervention and/or influence over our business operation;

●	The complex and evolving laws and regulations regarding privacy and data protection, including China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, that our business is subject to;

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

●	The risks of delisting or the threat of being delisted under the HFCAA if the PCAOB is unable to inspect our auditor;

●	The approval of the CSRC, CAC or other Chinese regulatory agencies which may be required in connection with our offshore offerings under Chinese law and, if required, our inability to obtain such approval or complete such filing;

●	The potential treatment as a resident enterprise for PRC tax purposes under the EIT Law and the risk of being subject to PRC income tax on our global income;

●	Foreign exchange controls in China, which could limit our use of funds that would be raised in future offerings, which could have a material adverse effect on our business;

●	The complex procedures under the PRC laws and regulation in connection with certain acquisitions of China-based companies by foreign investors;

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion, which may restrict or prevent ReTo from making additional capital contributions or loans to its PRC subsidiaries;

●	Any limitation on the ability of our PRC subsidiaries to make payments to us;

●	Fluctuations in exchange rates;

●	The adverse impact on our business by the tensions in international trade and rising political tensions;

●	The potential supply chain disruptions; and

●	Any severe or prolonged downturn in the global or Chinese economy.

Risks Related to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	The potential slowdown of the industries in which our customers operate;

●	Any decline in the availability or increase in the cost of raw materials;

●	Any disruption in the supply chain of raw materials and our products;

●	Wage increases in China;

●	Our reliance on a limited number of vendors and the potential loss of any significant vendor;

●	Certain risks in collecting our accounts receivable;

●	Failure to protect our intellectual property rights;

●	The substantial doubt about our ability to continue as a going concern in the report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2024, 2023, and 2022;

●	Failure to maintain a reserve for warranty or defective products and installation claims;

●	Product defects and unanticipated use or inadequate disclosure with respect to our products;

●	Various hazards that may cause personal injury or property damage and increase our operating costs, which may exceed the coverage of our insurance;

●	Any material costs and losses as a result of claims based on failure of our products to meet regulatory requirements or contractual specifications;

●	Substantial liabilities to comply with environmental laws and regulations;

●	Inability to implement and maintain effective internal control over financial reporting;

●	Our continued investing in technology, resources, and new business capabilities;

●	Any failure to offer or maintain high quality products and support;

●	The competitiveness of the markets in which we participate;

●	Our reliance on a limited number of customers;

●	Lack of business insurance;

●	Defects or errors in our products;

●	Our reliance on the reliability, security, and performance of the software and technologies for our products; and

●	The impact on investor confidence and our reputation that as well as additional risks and uncertainties that may result from the restatement of our unaudited condensed consolidated financial statements for the six months ended June 30, 2023.

Risks Related to Our Class A Shares

We face risks and uncertainties related to our Class A Shares, including, but not limited to, the following:

●	Failure to meet the continued listing requirements of Nasdaq;

●	The volatility of trading prices of our Class A Shares;

●	Any negative reports by securities or industry analysts publish about our business; and

●	Substantial future sales or perceived sales of our Class A Shares in the public market.

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

As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, our operations in China as well as the market price of our Class A Shares may be adversely affected.

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

The PRC government’s significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time which could result in a material adverse change in our operation and/or the value of our Class A Shares.

We conduct our business in mainland China primarily through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. The PRC government’s significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time which could result in a material adverse change in our operation and/or the value of our Class A Shares. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of ReTo face potential uncertainty from actions taken by the PRC government affecting our business.

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

Any future securities offerings and listings outside of mainland China by our Company, including but not limited to follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Shares to significantly decline in value or become worthless.

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

The Regulations on Network Data Security were promulgated in September 2024 and came into force as from January 1, 2025. The enacted version follows the principle that the data will be regulated on a data classification and multi-level protection scheme. The regulations required that if a network data processor carries out network data processing activities that affect or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasize special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

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

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect our industries, our clients and us. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or service offerings could fail to meet all of the requirements imposed on us by the PRC Cybersecurity Law, the PRC Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

We operate in a regulatory environment in which data privacy and protection is evolving. It is also possible that we may become subject to additional or new laws and regulations regarding data privacy and protection in connection with the data we have access to and the data products and services we provide to our clients. Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high-profile security breach occurs with respect to our competitors, people may lose trust in the security of intelligent equipment providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.

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

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of mainland China, make investments, service any debt we may incur outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of our Class A Shares.

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

ReTo is a BVI business company incorporated in the BVI structured as a holding company conducting its operations in mainland China through its PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of its offerings, ReTo may make loans to its PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or ReTo may make additional capital contributions to its PRC subsidiaries. Furthermore, loans by ReTo to its PRC subsidiaries to finance their activities cannot exceed the difference between their respective total project investment amount and registered capital or 3.5 times of their net worth and capital contributions to its PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

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

Our Class A Shares may be delisted under the HFCAA if the PCAOB is unable to inspect our auditor. The delisting of our Class A Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA was enacted on December 18, 2020. According to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our Class A Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

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

These developments could add uncertainties to the trading of our securities, which could cause the market price of our Class A Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair investors’ ability to sell or purchase our Class A Shares when they wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Shares.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

China passed the EIT Law and implementing rules, both of which became effective on January 1, 2008, EIT Law was subsequently amended by the SCNPC and became effective on February 24, 2017 and December 29, 2018 and its implementing rules was amended and became effective on April 23, 2019 and December 6, 2024. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China and income generated overseas but are substantially related to the entities established in China by the non-resident enterprises. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

As for our Hong Kong business, we do not believe that we meet some of the conditions outlined. As a holding company, the key assets and records of Sunoro Holdings, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside mainland China. Accordingly, we believe that Sunoro Holdings should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. Although we use the United States dollar for financial reporting purposes, all of the transactions effected by our PRC subsidiaries are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Class A Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2024, 2023, and 2022, we had a positive adjustment of $1,145,186, positive adjustment of $223,433, and a negative adjustment of $1,183,819, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Besides, Fluctuation of the Renminbi could materially affect our financial condition and results of operations. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.

We may be subject to foreign exchange controls in China, which could limit our use of funds that would be raised in future offerings, which could have a material adverse effect on our business.

Each of ReTo Hengda, Dirong and Melody is subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, Foreign Invested Enterprises (“FIEs”) are required to apply to SAFE for “Registration of Establishment as FIEs.” ReTo Hengda, Dirong and Melody each is an FIE. With such registration, each of them is allowed to open foreign currency accounts including the “current account” and the “capital account.” Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if any of ReTo Hengda, Dirong or Melody borrows foreign currency through loans from ReTo or other foreign lenders, these loans must be registered with SAFE. If any of ReTo Hengda, Dirong or Melody is financed by means of additional capital contributions, reporting to or filings with certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and SAMR or its local counterparts, in respect of these capital contributions, is required. These restrictions could limit our use of funds which would be raised in our future offerings, which could have an adverse effect on our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the framework rules of the PRC Foreign Investment Law, and its application may require further rules to be issued by the PRC government, which may incur and increase our compliance costs and expenses and accordingly our financial condition and operation will be adversely affected.

On Mach 15, 2019, the National People’s Congress of China promulgated the Foreign Investment Law of the PRC aiming to replace the major laws governing foreign investment in China. The Foreign Investment Law became effective on January 1, 2020. The Foreign Investment Law applies to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations. It also governs investment projects and activities in China by foreign investors. Accordingly, as our company qualifies as a “foreign investor” for these purposes, our PRC subsidiaries are subject to the Foreign Investment Law.

Under the Foreign Investment Law, a “negative list” promulgated or approved by the State Council will set forth industries that are prohibited industries and restricted industries. A foreign investor is prohibited to invest in any prohibited industry included therein. If a foreign investor is found to invest in any prohibited industry set forth under the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests in or assets of the FIE and have its income confiscated. A foreign investor may be permitted to invest in a FIE that is in a restricted industry set forth in the “negative list,” provided that relevant conditions are satisfied and certain approvals are acquired from relevant PRC governmental authorities. With respect to industries in which foreign investment is not prohibited or restricted, domestic and foreign investors will be equally treated. On December 27, 2021, the MOFCOM and the NDRC jointly issued the Negative List and the latest version of the Negative List was promulgated in September 2024 and took effect on November 1, 2024 (Edition 2024). Currently, our business falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list,” which may be promulgated or be amended from time to time by the MOFCOM and the NDRC.

Some of our PRC subsidiaries are FIEs. Once an entity is determined to be a FIE and its business operations fall within a restricted industry under the “negative list,” in order for a foreign investor to invest in the FIE, such entity will be required to obtain entry clearance and approvals from the MOFCOM or its local counterparts and other relevant PRC government agencies. Our main products currently manufactured by us, including ecological environment protection equipment, intelligent mining equipment and smart craft beer machines, do not fall in the prohibited or restricted industries under “negative list” that is currently effective.

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

We have notified substantial beneficial owners of Class A Shares who we know are PRC residents of their filing obligation as required by SAFE Circular 37.         However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, tensions over Taiwan, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the reciprocal tariffs issued by the U.S. government on many items from China,, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

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

Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results.

Trade-related tensions between the United States and China remain an important source of potential risk. There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy, particularly with regard to China, could negatively affect our business and operating results.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. For example, in December 2024, China issued further rules restricting exports of certain materials. The United States thereafter issued reciprocal tariffs, increasing tariffs on many items from China. There is currently significant uncertainty about the future relationship between the United States and China with respect to trade policies, taxes, government regulations and tariffs, and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future. As of the date of this annual report, we do not import or export any products to the U.S. However, the institution of trade tariffs globally, and between the U.S., on the one hand, and China and other jurisdictions, on the other, specifically, may negatively impact the affected countries’ economic conditions, which could negatively affect demand for our products in those countries and materially and adversely affect our business and results of operations of our customers serving the affected markets.

Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny or export controls- or sanctions-related restrictions could subject us to actual or perceived reputational harm among current or prospective suppliers or customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial conditions or prospects.

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

The global economy faced a significant slowdown due to the COVID-19 pandemic between 2020 and 2022, with infrastructure construction experiencing particularly severe declines. This led to reduced market demand for equipment and building materials, negatively affecting our sales. Although the pandemic ended in 2023, the recovery has been slower than anticipated, with limited development in China's real estate sector and infrastructure investment. Consequently, demand for building materials and related equipment has remained weak. However, we have observed some recovery in international markets, particularly in India and the Middle East, in 2024. We remain cautiously optimistic that market conditions in both China and overseas will improve in 2025.

However, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Risks Related to Our Businesses and Industry

We face risks associated with the divestiture of businesses and the transition of our business focus to new products, and our business and financial condition and results of operations may be materially and adversely affected.

We undertook the December 2024 Divestiture to dispose of non-performing assets, and transition our business focus to the development and manufacture of ecological environment protection equipment, intelligent mining equipment, and smart craft beer machines. Following the completion of the December 2024 Divestiture on December 31, 2024, we ceased to hold any interest in REIT Holdings (China) Limited and its subsidiaries. As a result, we are no longer engaged in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects, roadside assistance services and software development services and solutions utilizing Internet of Things technologies. See “Item 4. Information on the Company – A. History and development of the company –Corporate History.”

These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. As we are going through the transition period, there is no guarantee that we may successfully executing our business strategies. Our judgment may be inaccurate, and we may not achieve the desired strategic and financial benefits from the December 2024 Divestiture. In addition, our financial results may be adversely affected by the impact from the loss of earnings associated with the divested businesses. Given our net income/(loss) from discontinued operations are non-recurrent, it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

Furthermore, eliminating our ownership interests in the divested businesses might negatively affect our operations, prospects, or long-term value. We may lose access to certain resources or know-how that would have been useful in the development of our own business. For example, we previously benefited from certain government subsidies and incentives tied to the High-New Technology Enterprise (“HNTE”) Certificates held by Beijing REIT, Hainan Yile IoT Technology Co., Ltd., and Hainan Yile IoV Technology Research Institute Co., Ltd., which we no longer control following the December 2024 Divestiture. Any such changes may have a material adverse impact on our business and financial condition and results of operations.

We may be subject to supply chain disruptions, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to supply chain disruptions. Any future disruption in the operations of our major suppliers would impact our ability to produce and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure may result in increased transport times to deliver our products to customers. This may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products and equipment in a timely manner, which may adversely affect our relationships with our customers. As a result, the supply chain disruptions may materially affect our operations and may impact our outlook or business goals.

We may also experience higher costs of raw materials for manufacture and sale of our equipment, such as steel and certain electronic parts, due to limited availability or increased commodity prices. We have expanded our supplier network in order to control the procurement costs, diversify supply of our raw materials and ensure timely fulfillment of customer orders. As a result, we believe we can still supply products and equipment at competitive prices. See “– We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

As a result of Russia’s military invasion of Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine. Also, continuing conflicts and recent developments in the Middle East, including the Israeli-Palestinian conflict, may lead to additional acts of terrorism and armed conflict around the world. Even though we do not have any business, operation or assets in Russia, Ukraine, or Israel, nor do we have any direct or indirect business or contracts with any Russian, Ukraine, or Israeli entity as a supplier or customer, these geopolitical issues have resulted in increasing global trading uncertainties and thus could potentially affect our supply chain. See “– The current tensions in international trade and rising political tensions may adversely impact our business, financial condition, and results of operations.”

Our management has analyzed the current and future international and domestic political and economic situations and formulated different development strategies and measures for each of our business segments, with a goal to reduce the existing and potential impact of supply chain disruptions. For the equipment businesses, we have made market development efforts to expand sales and have strengthened the management of raw material procurement by adding backup suppliers. Moreover, we have focused on production design and processing processes to improve quality and efficiency as well as reduce costs. However, there is no assurance that our efforts to mitigate the impact of supply chain disruptions will be successful. If our efforts were not successful, our business, financial condition and results of operations could be materially adversely affected.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, for the fiscal years ended December 31, 2024, 2023, and 2022, our compensation and benefit costs in the PRC for continuing operations amounted to approximately $1.1 million, $0.4 million and nil, respectively. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, services and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or outbreaks, such as COVID-19, or other public safety concerns. Natural disasters may give rise to breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware of our products as well as adversely affect our ability to sell our products and provide services and solutions. Our production, sales and delivery and our service operations and capacities could be materially and adversely affected by natural disasters and other calamities in the areas where we operate and where our equipment or products are sold. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general and a prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere. Such outbreaks could significantly impact our industry, and any failure to have our business insurance claims covered could severely disrupt our operations and adversely affect our business, financial condition and results of operations.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown, regulatory shift or reduced investment.

Our customers generally operate in different industries, such as environment protection, real estate, mining and mineral processing, and food and beverage.         As a result, our business is highly sensitive to macroeconomic conditions, industry-specific trends, and policy developments. A prolonged slowdown or contraction in any of these sectors could significantly reduce demand for our products.

Demand for our mining equipment is closely tied to global and regional commodity markets. Declines in commodity prices, reduced capital expenditures by mining companies, delays in new project approvals, or stricter environmental and safety regulations could lower demand for equipment and services in this sector.

Our environmental protection equipment business is influenced by governmental and regulatory priorities, especially those related to air and water pollution control, carbon emissions, and industrial waste management. Changes in environmental policy, reduced enforcement, shifts in public funding, or delays in infrastructure and green energy initiatives may negatively affect investment in environmental solutions, thus impacting our sales.

The market for our smart craft beer machines depends on growth in the craft brewing industry and broader trends in consumer behavior. Demand may be adversely affected by economic downturns that reduce discretionary spending, increased regulation of alcoholic beverages, supply chain disruptions (e.g., raw materials or packaging), or changing consumer preferences toward non-alcoholic or health-focused alternatives.

In addition, demand across all product lines can be impacted by broader economic variables, such as interest rates, inflation, labor availability, access to financing, and levels of public and private investment. For example, tighter credit markets or government austerity measures could delay or reduce capital expenditures by our customers. If economic activity in China or other key markets where we operate weakens significantly, or if the core industries we rely on underperform, we may experience reduced sales and revenue. This could materially and adversely affect our business, financial condition, and long-term growth.

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Our manufacture of equipment depends heavily on the ready availability of various raw materials. The availability of raw materials may decline, and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products or equipment. The inability to produce certain products for customers could result in a decrease in profit and damage to our corporate reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all.

We rely on a limited number of vendors, and the loss of any significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2024, the Company purchased approximately 68% and 13% of its raw materials from two major suppliers, respectively. For the year ended December 31, 2023, the Company purchased approximately 83% and 14% of its raw materials from two major suppliers, respectively. For the year ended December 31, 2022, the Company purchased approximately 99% of its raw materials from one major supplier. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

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

We generally obtain customers’ acceptance when we deliver equipment. In practice, we allow our customers to reserve approximately 5-20% of the agreed purchase or installation price as a security retention for a period of one or two years after we deliver the equipment. We consider this one or two year term to be a warranty period for our products sold. Historically, we have not experienced significant customer complaints concerning our products, and none of our customers have claimed damages for any loss incurred due to quality problems. In addition to our one to two year reserve, China’s Product Quality Law generally allows customers two years to seek compensation for damages caused by product quality deficiencies in cases in which a product lacks an expiration period.

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

The sales of our equipment are subject to geographic market risks, which could adversely affect our revenues and profitability.

Currently, our equipment products are mainly sold in China and, overseas, in the Middle East, Southeast Asia, and Africa. Accordingly, we are subject to risks related to the economy of China and the Middle East, Southeast Asia, and Africa. In addition to economic conditions, the geographic concentration suggests that regional specific legislation, taxes and disasters such as earthquakes could disproportionately affect us and our financial performance. For example, a downturn in the demand for ecological environment protection equipment and intelligent equipment or economic conditions in China or the Middle East, Southeast Asia, and Africa could result in a material decline in our business, financial condition and results of operation.

The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 3 to the consolidated financial statements in this annual report, we have suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. Our auditor, YCM CPA INC., has indicated in their report on our financial statements for the fiscal year ended December 31, 2024 that there is a substantial doubt about our ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

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

We own an aggregate of 42 patents and two pending patent applications in China. In addition, we own six software copyrights in China.  We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

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

Our future growth depends on new products and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

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

Our ecological environment protection equipment and intelligent equipment manufacturing operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Our failure to have complied with the applicable laws may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense. In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

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

In addition, we compete for qualified personnel with other industry competitors, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the equipment manufacturing, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in this field, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

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

Our ecological environment protection equipment is primarily used in the environment protection and real estate industries. Our business is in line with China’s current focus on environmental protection policies, specifically the 14th Five-Year Plan (2021-2025). However, should China alter its environmental policies towards less regulation, we believe demand for our ecological environment protection equipment will decrease, adversely impacting our results of operations, cash flows and financial position.

We have granted, and may continue to grant, share options, restricted shares and other forms of share-based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.

We adopted the 2018 Share Incentive Plan in November 2018, the 2021 Share Incentive Plan in November 2021, and the 2022 Share Incentive Plan in December 2022 for the purpose of granting share-based compensation awards to employees, non-employee directors, officers and consultants to incentivize their performance and align their interests with ours. The 2022 Share Incentive Plan initially allowed for issuance of up to 5,000 Class A Shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of Class A Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of Class A Shares determined by the Compensation Committee.

We account for compensation costs for certain share awards granted using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. As of December 31, 2024, the maximum aggregate number of Class A Shares which may be issued pursuant to all awards under the 2022 Share Incentive Plan is up to 115,489. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to our key personnel and employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Since our operations and assets are located in China, shareholders may find it difficult to enforce a U.S. judgment against the assets of our Company, our directors and executive officers.

Our operations and assets are located in China. In addition, a majority of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

We have a limited operating history in the newly developed businesses and may be unable to achieve or sustain profitability or accurately predict the future results of such businesses.

We started our research development and manufacturing mining equipment in March 2024, and smart craft beer machines in June 2024. Because these businesses and their markets are both new and evolving, evaluating the current businesses and their future performances is difficult and based upon limited historical data, a changing market, and the ability to influence the market. This applies to predictions of both revenue and expenses.

In addition, to build our businesses, the continued investment in new technology and services will add to our operating expenses. We cannot assure you that our businesses will be profitable, that we will be able to sustain profitability, or of the magnitude of our profitability. Our financial performance may be adversely impacted if we fail to address the risks described in this “Item 3. Key Information — D. Risk Factors” section, or any other risks and challenges that we may face. If the assumptions for addressing the risks that we have identified and other business conditions are incorrect, our plans for operating the business may be impacted and we may not achieve our planned and expected results.

Growing the newly developed businesses requires us to continue investing in technology, resources, and new business capabilities; these investments may contribute to losses, and we cannot guarantee that any will be successful or contribute to profitability.

Our plans for operating our newly developed businesses and leading further growth of our product offerings, include developing new products. These investments could contribute to losses, and we cannot guarantee whether or when any of the new products will become operational, be successful with customers, or whether they will be profitable.

Failure to maintain the quality of our equipment products manufactured by third-party suppliers could have a material and adverse effect on our reputation, financial condition, and results of operations.

The quality of our equipment products are our core values and critical to our success. We currently outsource the manufacturing of our ecological environmental protection equipment, intelligent mining equipment, and smart craft beer machines to third-party suppliers. We pay close attention to quality control, monitoring each step in the process from procurement to production and from inspection to delivery (see “Item 4. Information on the Company—Quality control” in this annual report). Yet, maintaining consistent product quality depends significantly on the effectiveness of our quality control system and the cooperation and performance of our third-party suppliers which manufacture our products. While we conduct supplier qualification reviews, on-site inspections, and sample testing, we do not have direct control over the day-to-day operations of these third-party suppliers. As a result, despite our efforts, we may not completely eliminate the risk of defects or quality failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

●	technical or mechanical malfunctions in the manufacturing process;

●	human error or malfeasance by our quality control personnel;

●	tampering by third parties; and

●	defective raw materials or manufacturing equipment.

In addition, the quality of the products or services provided by our suppliers is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system. There can be no assurance that our suppliers may always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products they manufacture. Any failure of our suppliers to provide satisfactory products could harm our reputation and adversely impact our operations.

Any failure to offer high quality services and support may adversely affect our relationships with our customers and prospective customers, and adversely affect our business, results of operations and financial condition.

Our clients depend on our customer support team to assist them in installing and testing the equipment effectively, to help them to resolve issues quickly, and to provide ongoing support. If we do not devote sufficient resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could discourage prospective customer from purchasing and using our equipment. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business, results of operations and financial condition. Any failure to maintain high quality customer support, or a market perception that we do not maintain high quality customer support, could erode customer trust and adversely affect our reputation, business, results of operations and financial condition.

The ecological environment protection equipment market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The ecological environment protection equipment market is competitive and influenced by evolving regulatory standards, environmental policies, and customer demand for cost-effective and compliant solutions. Key competitive factors in this industry include technical performance and reliability, compliance with national and local environmental regulations, cost-effectiveness, energy and resource efficiency, customization capabilities, project execution track record, and after-sales service and maintenance support. See “Item 4. Information on the Company— Competition” in this annual report.

Some of our existing competitors and potential competitors have larger scale, greater brand name recognition, longer operating histories, more established customer relationships and greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products and services with comparable functionality to ours, and this could force us to decrease prices in order to remain competitive. With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. In addition, some of our customers may choose to use our products and our competitors’ products at the same time.

Defects or errors in our equipment or in the software embedded in our equipment could diminish demand for our products, harm our business and results of operations and subject us to liability.

Our customers use our equipment for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers’ businesses and, in turn, hurt our brand and reputation. We provide regular updates to the software embedded in our equipment, which may contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. The reliability and continuous availability of the software embedded in our equipment is critical to our business. However, such software may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or updates are released. Our equipment software may contain errors or real or perceived defects, security vulnerabilities, failures or software bugs that we may be unable to successfully correct in a timely manner or at all, which may result in revenue loss, increased operational costs, a delay or loss in market acceptance of our equipment, negative publicity, loss of competitive position, lower customer retention or claims by customers for losses sustained by them and damage to our reputation and brand, any of which could have an adverse effect on our business, results of operations and financial condition. In such an event, we may be required, or may choose, to allocate additional resources in order to address these issues. Also, we do not carry insurance to compensate us for any losses that may result from claims arising from defects or disruptions in our solutions or products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

In addition, our products must interoperate with our customers’ existing internal networks and infrastructure. These complex internal systems are developed, delivered, and maintained by the customer and a myriad of vendors and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products, and may be highly customized. We must be able to interoperate and provide products to customers with highly complex and customized internal networks, which requires careful planning and execution between our customers, our customer support teams and, in some cases, our channel partners. Further, when new or updated elements of our customers’ infrastructure or new industry standards or protocols are introduced, we may have to update or enhance our technologies and infrastructure to allow us to continue to provide our products or solutions to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our products and solutions, which could make it difficult for our products and solutions to function properly in customer internal networks and infrastructures that include these third-party products.

We may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain compatibility of our solutions and products with our customers’ internal networks and infrastructures, our customers may not be able to fully utilize our solutions and products, and we may, among other consequences, lose or fail to increase our market share and experience reduced demand for our products which would materially harm our business, results of operations, and financial condition.

We could be harmed by data loss or other security breaches.

Because we process, store, and transmit data, failure to prevent or mitigate risks of data loss or other security breaches, including breaches of our vendors’ or customers’ technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us, deter customers from using our products and services, and otherwise harm our business and reputation. We use third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions. Some of our systems have experienced past security breaches, and, although they did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. Although we have developed systems and processes that are designed to protect the information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor or customer, such measures cannot provide absolute security. Moreover, in the event of a major system disruption, hardware malfunction or damages to data centers and servers caused by technologies failures, natural disasters or man-made problems, we may experience significant loss of data which would materially and adversely affect our business, financial condition and results of operations.

Our use of open source or third-party software could negatively affect our ability to sell our products and solutions, and subject us to possible litigation.

Our products incorporate open source software, and we expect to continue to incorporate open source software in our products in the future. Courts have interpreted few of the licenses applicable to open source software, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and solutions, we cannot be certain that we have not incorporated open source software in our products in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and to re-engineer our products or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 42 patents, two pending patent applications, 26 trademarks, six software copyrights, and eight domain names in China. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected. There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

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

We have identified material weaknesses in our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified relate to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year ended accounting close and reporting; and (iii) a lack of adequate review procedures on the measurement of share-based compensation which led to restatement of our unaudited financial statements for the six months ended June 30, 2023. As a result, our management has concluded that our internal control was not effective as of December 31, 2024.

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

Our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting in this annual report on Form 20-F as we are no longer an “emerging growth company.” However, as long as we remain a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K, we are not required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Our Class A Shares

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Company’s Class A Shares, negatively impact the price of the Company’s Class A Shares and negatively impact its ability to raise additional capital.

As previously disclosed, on January 29, 2025, we received a delisting determination letter from The Nasdaq Stock Market LLC (“Nasdaq”) due to failure to comply with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We requested a hearing before a Nasdaq Hearings Panel (the “Panel”). Following the hearing before the Panel, at which we outlined our plan of compliance, we received a letter, dated March 28, 2025, from Nasdaq notifying us that the Panel has concluded that we have regained compliance with the Listing Rules of The Nasdaq Stock Market. The letter stated that we will remain on a Discretionary Panel Monitor, pursuant to Listing Rule 5815(d)(4)(A), for a one-year period from the date of the Letter. If, within that one-year monitoring period, the Panel or the Listing Qualifications Department (the “Staff”) finds we fail any Nasdaq continued listing standard, we will not be permitted to provide the Staff with a plan of compliance with respect to such deficiency and the Staff will not be permitted to grant additional time for us to regain compliance with respect to any deficiency, nor will we be afforded an applicable cure or compliance period. Rather, the Staff will issue a delisting determination letter.

There can be no assurance that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Shares to investors and cause the trading volume of our Class A Shares to decline, which could result in a further decline in the market price of our Class A Shares.

In the event that our Class A Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Class A Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our Class A Shares, which could severely limit the market liquidity of such Class A Shares and impede their sale in the secondary market.

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

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage potential acquirors from pursuing any change of control transactions that holders of our Class A Shares may view as beneficial.

As approved on our 2024 Annual General Meeting of Shareholders, we have adopted a dual-class share structure such that our Shares consist of Class A Shares and Class B Shares. In respect of matters requiring the votes of shareholders, holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to 1,000 votes per share. Only Class A Shares are listed on Nasdaq.

As of the date of this annual report, through REIT International Development (Group) Co., Limited (“REIT International”), Mr. Hengfang Li, Mr. Guangfeng Dai, Mr. Zhizhong Hu, and Mr. Degang Hou, each holding 40%, 20%, 20% and 20% ownership, of REIT International, respectively, beneficially own all of our issued Class B Shares. As of the date of this annual report, the Class B Shares they held in the aggregate accounted for approximately 13.1% of our total issued and outstanding Shares and 99.3% of the aggregate voting power of our total issued and outstanding Shares. See “Item 6. Directors, Senior Management and Employees – E. Share ownership.” and “Item 7. Major Shareholders and Related Party Transactions.”

As a result of the dual-class share structure and the concentration of ownership, holders of our Class B Shares will have control over matters such as decisions regarding (i) mergers, consolidations and the sale of all or substantially all of our assets, (ii) election or removal of directors, (iii) making amendments to our memorandum and articles of association, (iv) whether to issue additional shares, including to them, (v) employment, including compensation arrangements, and (vi) other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Shares may view as beneficial.

The dual-class structure of our Shares may adversely affect the trading market for our Class A Shares.

We cannot predict whether our dual-class share structure with disproportionate voting rights will result in a lower or more volatile market price of the Class A Shares, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the Class A Shares in such indices, which could adversely affect the trading price and liquidity of the Class A Shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Shares could be adversely affected.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Shares may have adverse United States federal income tax consequences.

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

The calculation of the value of our assets is based, in part, on the then market value of our Class A Shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our prior public offerings. We cannot assure you that we will not be a PFIC for any taxable year. See “Taxation – Material United States Federal Income Tax Considerations – Passive Foreign Investment Company.”

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our Class A Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a young public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Shares eligible for future sale may adversely affect the market price of our Class A Shares, as the future sale of a substantial amount of outstanding Class A Shares in the public marketplace could cause the price of our Class A Shares to decrease.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Shares.

General Risk Factors

Our classified board structure may prevent a change in control of our Company.

Our board of directors is divided into three classes of directors.  Class C directors hold office for a term expiring at the 2025 annual meeting of shareholders, Class A directors hold office for a term expiring at the 2026 annual meeting of shareholders, and Class B directors hold office for a term expiring at the 2027 annual meeting of shareholders. Directors of each class are elected for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

In November 2017, ReTo completed its initial public offering (“IPO”) of 3,220 common shares at a public offering price of $5,000 per share. In connection with the IPO, the Company’s common shares began trading on the Nasdaq Capital Market beginning on November 29, 2017 under the symbol “RETO.”

In January 2016, REIT Holdings was incorporated as a Hong Kong limited liability company wholly owned by ReTo. Prior to the December 2024 Divestiture, REIT Holdings had been a holding company of multiple direct or indirect subsidiaries of ReTo in China, including but not limited to Beijing REIT, REIT Ordos, and REIT Technology.

In April 2023, ReTo entered into an instrument of transfer with the original shareholder of Sunoro Holdings for the acquisition of 100% of the equity interests in Sunoro Holdings, for a total consideration of HKD 1, after which ReTo became the 100% owner of Sunoro Holdings’ equity interest. Sunoro Holdings is a holding company with no operation.

In November, 2022, Honghe ReTo was incorporated as a limited liability company in mainland China and a wholly-owned subsidiary of REIT Ordos at that time. In August 2023, ReTo Hengda was incorporated as a PRC limited liability company wholly owned by Sunoro Holdings. ReTo Hengda is a holding company with no operation. In August 2023, REIT Ordos transferred all of its equity interest of Honghe ReTo to ReTo Hengda for no consideration, after which ReTo Hengda became a 100% owner of Honghe ReTo’s equity interest.

In August 2023, REIT Ordos transferred all of its 100% equity interest of REIT Equipment to ReTo Hengda for no consideration, after which ReTo Hengda became a 100% owner of REIT Equipment’s equity interest. REIT Equipment is mainly engaged in the business of development and manufacturing of ecological environment protection equipment and mining equipment.

In January 2024, New REIT International Co., Limited was incorporated as a Hong Kong limited liability company wholly owned by ReTo. New REIT International Co., Limited is a holding company with no operation.

In June 2024, ReTo Hengye was incorporated as a PRC limited liability company wholly owned by ReTo Hengda. ReTo Hengye is mainly engaged in the business of manufacture and sales of smart craft beer machines.

In December 2024, ReTo sold all of its shares in REIT Holdings to a certain buyer for a purchase price of US$80,000, after which ReTo ceased to hold any interest in REIT Holdings and its subsidiaries.

In April 2025, ReTo acquired a 51% equity interest in MeinMalzeBier from certain third-party individuals for a total consideration of $3,978,000 in cash and 4,680,000 Class A Shares.

Corporate Structure

The diagram below summarizes our corporate structure as of the date of this annual report:

(1) The remaining 49% is in the aggregate held by two third-party individuals.

B.	Business overview.

Overview

Prior to the December 2024 Divesture, we were mainly engaged in the manufacture and distribution of eco-friendly construction materials as well as equipment used for the production of these eco-friendly construction materials as well as ecological restoration projects and software development services and solutions utilizing Internet of Things technologies.

To navigate the impacts of the pandemic and the evolving economic landscape, we undertook a strategic review and analysis and, in December 2024, completed the December 2024 Divestiture, which involved the divestment of non-performing assets and a capital restructuring aimed to enhance our liquidity and sharpening our strategic focus.

Following the December 2024 Divestiture, we ceased operations in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies. We have since transitioned our focus toward the design, research and development, manufacturing, and sale of ecological environmental protection equipment and intelligent equipment. Our offerings mainly include comprehensive solid waste treatment solutions and equipment, with applications also extending to the research, development, and production of mining equipment and smart craft beer machines.

We currently provide a full spectrum of products and solutions related to ecological environment protection equipment and intelligent equipment, from solid waste treatment equipment, mining equipment, to craft beer smart sales equipment. We differentiate us from our competitors through strong research and development capabilities and advanced technologies and systems. We leverage our strengths in R&D, manufacturing and sales of equipment to enhance existing products and develop new solutions that align with market needs and future growth opportunities

Due to China’s recent emphasis on environmental protection, we believe there is a unique opportunity to grow our company, which we expect will be driven by demand for our ecological environment protection equipment. To further expand our equipment business, we conducted research into the mining markets of East African countries, and identified that the area is rich in mineral resources so we believe it will have strong demand for mining equipment. Additionally, we have identified significant growth potential in demand for craft beer in China in the coming years, which we expect to drive demand for smart craft beer machines. We believe our technological know-how, production capacity, reputation and offerings of products and services will enable us to seize these opportunities.

Our clients are located throughout mainland China, and internationally in Middle East, Southeast Asia, and Africa. We are actively pursuing additional clients for our products, equipment, internationally in the Middle East, Southeast Asia, and Africa and in additional provinces of China. We seek to establish long-term relationships with our clients by producing and delivering high-quality products and equipment and then providing technical support and consulting services after equipment is delivered.

Recent Developments

Share Redesignation and Issuance of Class B Shares in August 2024

On August 8, 2024, as approved by ReTo’s board of directors and shareholders at the 2024 Annual General Meeting of Shareholders, ReTo (a) redesignated the existing common shares, par value US$0.10 each, as Class A Shares with the same rights as the existing common shares and (b) created an additional 2,000,000 shares each to be designated as Class B Shares, with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation.

On August 14, 2024, as approved by ReTo’s board of directors and shareholders at the 2024 Annual General Meeting of Shareholders, ReTo issued 1,000,000 Class B Shares to REIT International at par value for a total consideration of $10,000. The issuance of the Class B Shares was in reliance on the registration exemption contained in Section 4(a)(2) of the Securities Act. Mr. Hengfang Li, ReTo’s Chief Executive Officer and Chairman of the Board, Mr. Guangfeng Dai, ReTo’s President, Chief Operating Officer and director, Mr. Zhizhong Hu, ReTo’s Chief Technology Officer and director, and Mr. Degang Hou, ReTo’s Chief Internal Control Officer, holds 40%, 20%, 20% and 20% ownership, respectively, of REIT International and have the respective voting and investment power with respect to the 3,904 Class A Shares and 1,000,000 Class B Shares held by REIT International. Upon issuance of 1,000,000 Class B Shares, REIT International in the aggregate holds approximately 13.1% of ReTo’s total issued and outstanding Shares and 99.3% of the aggregate voting power of ReTo’s total issued and outstanding Shares.

Private Placement in August 2024

On August 30, 2024, ReTo entered into a securities purchase agreement with certain purchasers in connection with the issuance and sale of an aggregate of 1,409,520 Class A Shares, at $13.8 per share for an aggregate of purchase price of $19,451,376 (the “August 2024 Private Placement”). On the same day, the parties closed the private placement. As of the date of this annual report, we have used approximately $4.9 million of the proceeds from the August 2024 Private Placement. We intend to use the balance of the proceeds for future mergers and acquisitions and working capital purposes. The sale of the Class A Shares was made pursuant to the provisions of Regulation S promulgated under the Securities Act.

On August 30, 2024, ReTo engaged Jaash Investment Limited, a company organized under the laws of Hong Kong, for consulting services in connection with the August 2024 Private Placement and agreed to issue 126,857 Class A Shares to Jaash Investment Limited as consideration for its services within 5 business days after the closing of the August 2024 Private Placement. These Class A Shares were issued pursuant to Section 4(a)(2) of the Securities Act on the closing date of the August 2024 Private Placement.

Divesture in December 2024

On December 30, 2024, ReTo entered into a Share Sale Agreement with Zhao Duan Wen, pursuant to which the Company agreed to sell all of its shares in REIT Holdings to the buyer for a purchase price of US$80,000. REIT Holdings is the holding company of multiple indirect subsidiaries of ReTo, which were engaged in in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies. The board of directors of the Company approved the December 2024 Divesture based on considerations that these lines of business had experienced significant losses over the years and that the Company plans to focus on existing and new businesses that are more profitable and promising. The terms of the Share Sale Agreement, including the purchase price, were negotiated based on a valuation report of a third-party appraisal firm.

Pursuant to the Share Sale Agreement, the buyer shall bear any debts, claims and liabilities of REIT Holdings existing or potentially contingent prior to the closing of the December 2024 Divestiture, or any default liabilities arising out of the management of the business. The buyer may not make any claim under the Share Sale Agreement, including for a breach of warranty, unless full details of the claim have been notified to ReTo within 12 months from the closing. The Share Sale Agreement contains customary representations, warranties and covenants by the parties. ReTo’s total liability for any claims, subject to exclusions, under the Share Sale Agreement is limited to US$100,000.

The December 2024 Divestiture closed on December 31, 2024. Following the December 2024 Divestiture, we are no longer engaged in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies and focus on research and production of environmental protection technologies and equipment, intelligent equipment and machineries and application of new energy technologies.

Share Combination in February 2025

On February 11, 2025, ReTo’s board of directors approved the 2025 Share Combination pursuant to section 40A of the BVI Act of Class A Shares at a ratio of 10-to-1 so that every 10 shares (or part thereof) were combined into one (1) share (with the fractional shares rounding up to the next whole share). As a result of the 2025 Share Combination, the par value of the Class A Shares was changed from $0.1 per share to $1.0 per share, effective on March 7, 2025.

Acquisition of MeinMalzeBier in April 2025

On April 25, 2025, ReTo completed the acquisition (the “MeinMalzeBier Acquisition”) of a 51% equity interest in MeinMalzeBier, a BVI business company, pursuant to a Share Exchange Agreement, dated April 25, 2025, by and among ReTo, MeinMalzeBier, and MeinMalzeBier’s existing shareholders. The total consideration for the MeinMalzeBier Acquisition consisted of $3,978,000 in cash and 4,680,000 newly issued Class A Shares, with an aggregate value of $15,912,000. All the 4,680,000 Class A Shares issued as consideration were placed in escrow and are subject to a three-year earnout period based on the post-closing financial performance of MeinMalzeBier’s two wholly-owned PRC subsidiaries, Shenzhen Melody Catering Management Co., Ltd. (“Melody”) and Dirong Century Big Data Technology Co., Ltd. (“Dirong”). The securities issued were made pursuant to exemptions from registration under Regulation S and/or Regulation D of the Securities Act.

In connection with the MeinMalzeBier Acquisition:

1.	ReTo Hengda entered into certain Management Services Agreement, dated April 25, 2025, with Melody and Dirong, under which ReTo Hengda will provide management and advisory services to Melody and Dirong in exchange for performance-based fees of up to $3,978,000 during the three-year period following the closing of the MeinMalzeBier Acquisition; and

2.	ReTo entered into certain Advisory and Consulting Agreement, dated April 25, 2025, with a third-party consultant, pursuant to which ReTo agreed to issue an additional 764,706 Class A shares, with an aggregate value of $2.6 million, to the third-party consultant in consideration of its advisory services provided in connection with the MeinMalzeBier Acquisition. The securities will be issued pursuant to exemptions from registration under Regulation D of the Securities Act.

Industry and Market Opportunities

Ecological Environment Protection Equipment Market

According to the Guiding Opinions on Promoting the High-Quality Development of the Environmental Protection Equipment Manufacturing Industry issued by the Chinese government authorities, the total value of China’s environmental protection equipment industry reached RMB920 billion in 2024, with a compound annual growth rate (“CAGR”) of 6%. As global environmental awareness continues to rise, countries around the world are strengthening environmental protection efforts, driving sustained growth in demand for environmental protection equipment. Developing countries, in particular, face serious environmental challenges among rapid industrialization and urbanization, which creates a pressing need for advanced equipment to improve environmental quality, especially in our key target regions such as Southeast Asia and Central Asia along the Belt and Road Initiative.

Mining Equipment Market

According to a report by Mordor Intelligence, the global mining equipment market reached $98 billion in 2024 and is projected to reach $135 billion by 2029, representing a CAGR of approximately 5.12%. Emerging markets in regions such as Southeast Asia, Central Asia, and Africa are experiencing rapid economic development, driving increasing demand for infrastructure and energy supply, which in turn fuels the development of mineral resources. While these countries are rich in mineral reserves, their mining operations remain relatively underdeveloped, creating a strong need for the introduction of advanced mining equipment and technologies to enhance resource extraction efficiency.

Smart Craft Beer Machine Market

According to an industry report by Fortune Business Insights, the global craft beer market was valued at $95.23 billion in 2020 and is projected to grow from $102.59 billion in 2021 to $210.78 billion by 2028, at a CAGR of 10.83% during the forecast period. The Asia-Pacific region holds the largest market share and is expected to grow at a CAGR of 10.50% over the same period.

Meanwhile, analysis by Market Research Future (MRFR) estimates the size of the China craft beer market at $6.13 billion in 2023. It is projected to grow from $6.53 billion in 2024 to $30 billion by 2035, with a forecast CAGR of approximately 14.87% between 2025 and 2035.

Our Strategies

We plan to expand our global footprint and promote sales of our ecological and environmental protection equipment, mining equipment, and smart craft beer brewing equipment across the world. To achieve these goals, we are pursuing the following strategies:

Continue to upgrade existing products and develop new products. We are committed to the ongoing research and development of new products addressing specific customer needs. Our plans include advancing the technology and design of our equipment and introducing new product models, such as the large-scale RT18 machine for solid waste utilization, various types of mining equipment, and smart craft beer machines, among others. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives.

Increase our revenue and market share by expanding our business network internationally. In order to expand our international market share, we plan to add more distributors in Southeast Asia, the Middle East, and Africa. We plan to change our advertising strategies to reach new customers through new methods, such as digital marketing. We are striving to expand our international market, aiming to increase our exports to countries such as the United Arab Emirates and Saudi Arabia in the Middle East, Algeria in North Africa, and India in Asia. We have participated, and will continue to participate, in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales. At the same time, we plan to increase investment in marketing and promotion in the international market, especially in Southeast Asia, the Middle East and Africa, such as by participating in various exhibitions, shows, forum or conferences and developing agent relationships, to effectively leverage our established network of agency cooperation there.

Pursue Strategic Acquisitions. We intend to continue to pursue expansion opportunities in existing and new markets, as well as in core and adjacent categories through strategic acquisitions. Specifically, we are seeking to acquire companies engaged in manufacturing solar energy facilities in an effort to further diversify our business. We believe the demand for such eco-friendly equipment and devices are and will continue to be in greater demand in the established economies. In addition, in light of China’s ongoing economic and social development, along with the anticipated demographic shift toward an aging population, we have identified growth potential in the health and wellness industry. Accordingly, we plan to leverage our existing expertise in ecological restoration and intelligent technologies to explore commercial ventures in the wellness sector.

Our Products

Ecological Environment Protection Equipment

We conduct our ecological environment protection equipment business mainly through our subsidiary, REIT Equipment. Manufacturing is outsourced to a third-party supplier located in Zhangjiakou City, Hebei Province, China, which fabricates our equipment strictly according to our proprietary engineering specifications and quality control standards. We sell our equipment to customers in China, the Middle East, North Africa and Southeast Asia.

We specialize in the design and integration of advanced solid waste treatment systems engineered to reduce waste volume, optimize material recovery, and improve overall environmental sustainability. Our equipment is highly customizable and built to meet specific client requirements across industrial, municipal, and commercial sectors. Key system components and technologies include:

●	Waste incinerators, which enable energy recovery for electricity generation or heating;

●	Waste compactors, designed to compress solid waste for more efficient transport;

●	Shredders, which break down bulky materials to facilitate size reduction and processing;

●	Sorting equipment, which classifies waste based on physical or chemical properties such as density, magnetism, or conductivity to improve recycling outcomes; and

Composting systems, which convert organic waste into fertilizer. These technologies collectively support sustainable waste management practices and are applicable across a wide range of industrial, municipal, and commercial settings.

Intelligent Mining Equipment

We conduct our intelligent mining equipment business mainly through our subsidiary, REIT Equipment. Manufacturing is outsourced to a third-party supplier, with its facility located in in Langfang City, Hebei Province, China. The supplier produces our equipment in strict accordance with our technical specifications and quality standards. Our intelligent mining equipment is currently sold to customers primarily in Uganda in Africa.

Our product line consists of advanced equipment designed to support efficient and automated mineral extraction processes. Our product line includes, but is not limited to, the following:

●	Gold Grinding Mill. Engineered primarily for extracting gold and other precious metals from ores, this equipment performs crushing and grinding to reduce ore size, facilitates mineral dissociation, and enables initial gravity-based enrichment of gold particles, enhancing the efficiency and recovery rate of subsequent extraction processes.

●	Jaw Crusher. Designed for primary and secondary crushing of various ores and large materials, this equipment breaks down rocks via compressive force between a moving and fixed jaw. It offers adjustable discharge settings for precise control over output size, making it suitable for a wide range of downstream applications. As a result of its high crushing ratio and stable output, the jaw crusher is a critical equipment used in mining, metallurgy, and construction industries.

Smart Craft Beer Machines

We conduct our smart craft beer machine business mainly through our subsidiary, ReTo Hengye, and outsource the manufacturing to a supplier, with its facility located in in Tangshan, Hebei province. The supplier manufactures our equipment in accordance with our proprietary technical specifications and quality standards. Our target market for the smart craft beer machines include China (including Hong Kong), Singapore, Malaysia, and other Southeast Asian countries. We believe our machines have several technological advantages over competitors, including:

●	Precise temperature control and inert gas preservation technology;

●	Automated operation and intelligent adjustment;

●	Data-driven operation and remote management;

●	Automatic cleaning cycle;

●	Reduction of operating costs; and

●	Energy-saving operation.

We commenced sales of smart craft beer machines during the first quarter of 2025. Following the MeinMalzeBier Acquisition, we also began the sales of craft beer in addition to the sales of craft beer machines, utilizing the sales network and distribution channels of MeinMalzeBier.

Customers

Our machinery and equipment are sold in China, Southeast Asia, Africa and the Middle East. Sales of machinery and equipment amounted to approximately $1.2 million, $0.01 million and $0.2 million for the years ended December 31, 2024, 2023, and 2022, respectively. The following is a summary of our sales of machinery and equipment from our continuing operations by geographic market for each of the last three years:

Region	2024	2023	2022
Middle East	$29,965	$-	$-
India	236,907	-	-
South Korea	5,281	-	-
China	887,018	9,873	204,495
Malaysia	2,920	908	-
Maldives	13,979	-	-
Total	$1,176,070	$10,781	$204,495

For the year ended December 31, 2024, two customers accounted for 36% and 13% of the Company’s total revenue, respectively. For the year ended December 31, 2023, one customer accounted for 79% of the Company’s total revenue. For the year ended December 31, 2022, one customer accounted for 100% of the Company’s total revenue.

Sales and Marketing

We are increasing our marketing and sales efforts, including a directed focus on online marketing. Online marketing allows us to efficiently educate prospective customers about the products and services we have to offer and assists us in expanding the reach of our market, both in China and internationally. We also participate in exhibitions, trade shows, conferences to introduce our equipment and machineries in China and internationally.

We are also striving to expand our international market, aiming to increase our exports to countries such as the United Arab Emirates and Saudi Arabia in the Middle East, Algeria in North Africa, Uganda in East Africa, India in Asia and so on. In 2024, in order to expand our international market, we have appointed a partner as an agent in the Middle East and Africa and participated in various international exhibitions and events. In the future we plan to make efforts to look for more partners to boost our market. We are aiming to adjust our advertising strategies to reach new and existing customers through new methods such as digital marketing. We have participated, and will continue to participate, in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales.

We also acquire new customers by word-of-mouth referrals and have found that satisfied customers are loyal customers. We believe quality products and excellent services are a good marketing tool to retain and expand our customer base and as such we will improve the performance and quality of our equipment and combine the internet technology to our equipment to improve our after-sale services and satisfy the customers’ needs. In addition, we have upgraded traditional environmental protection equipment by integrating smart technologies to enhance automation and efficiency. Building on this foundation, we developed the large-scale RT18 machine. In response to market demand and our expertise on research and development for equipment, we have also developed and introduced intelligent mining equipment and smart craft beer machines. We believe that this approach has been crucial in winning and retaining clients and increasing our ability to withstand competition.

Competition

We face competition in both domestic and international markets.

Ecological Environment Protection Equipment

In the domestic market, our primary competitors are local manufacturers in China, while in the international market, we face competition mainly from European companies, particularly those based in Germany. We believe our competitive strength against these competitors is our experienced R&D team, which is focused on improving product functionality and automation through ongoing technological upgrades. We have also introduced higher-capacity models, such as large-scale RT18 machines, to better meet customer needs. Additionally, we consider our sales network and after-sales service capabilities as supportive factors in delivering value to our customers.

Intelligent Mining Equipment

Our mining equipment is primarily developed for markets in East Africa, where traditional gold mining and extraction methods are still largely manual. In these regions, the adoption of automated and intelligent mining equipment is at an early stage, and we currently face relatively limited direct competition. We believe our ability to introduce more modern solutions, along with localized service teams that provide timely support, would position us to address the evolving needs of these markets effectively.

Smart Craft Beer Machines

In the domestic market, we face competition in the general craft beer machine segment. However, in the segment for smart craft beer machines, featuring automated dispensing, self-cleaning systems, and backend data collection and management, is still emerging and relatively less competitive. We believe our ability to offer a diverse range of tailored to different customer needs and application scenarios, combined with the intellectual property right we are applying for this product line, supports our long-term growth in this emerging niche market.

Research and Development

We believe scientific and technological innovation will help our Company achieve its long-term strategic objectives. We conduct research and development in the following areas:

●	Solid waste treatment equipment and solutions;

●	Intelligent mining equipment; and

●	Smart craft beer machines.

We conduct our research and development according to strategic objectives, the market and customer needs. Combining application research and advanced research, we will not only improve current products, but also develop future strategic products, realizing technology development in line with market demand.

Prior to the December 2024 Divestiture, our research and development activities mainly focused on solid waste utilization and recycling, ecological environmentally friendly construction materials, technology and equipment, thermal insulation products and related production equipment. Following the December 2024 Divestiture, our research and development activities mainly focus on solid waste treatment equipment and solutions, intelligent mining equipment, and smart craft beer machines.

For the fiscal years ended December 31, 2024, 2023, and 2022, we spent $498,168, nil, and nil, respectively, on research and development associated with our continuing operations. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

Sample research and development projects from 2022 to 2024 include the following:

Year 2022

●	A squirrel cage concrete product turning machine

●	An extra-thick surface layer bulk concrete product forming device

●	A control system and software for 3D printing V1.0

●	REIT RT10 Series equipment

●	Gravity separator for iron mine

Year 2023

●	A multi-purpose concrete trimming cutter

●	A lightweight solid-liquid front-end mixture for 3D printing printhead

●	A new type of ore gravity separation device

●	A power milling coaxial integrated additive and subtractive extrusion nozzle

Year 2024

●	RTQT #18 Block Forming Machines

●	Smart Craft Beer Machines

●	Intelligent Mining Equipment

●	Block Splitting Machine Control System

●	Smart Construction Site Safety Supervision Platform

Suppliers and Raw Materials

Prior to the December 2024 Divestiture, our primary raw materials were steel for our manufacturing equipment and iron tailings, fly-ash and cement for our construction materials. We purchased from a variety of suppliers and believe these raw materials are widely available.

For the year ended December 31, 2024, we purchased approximately 68% and 13% of our raw materials from two major suppliers, respectively. For the year ended December 31, 2023, we purchased approximately 83% and 14% of our raw materials from two major suppliers, respectively. For the year ended December 31, 2022, we purchased approximately 99% of our raw materials from one major supplier.

Following the December 2024 Divestiture, we believe we have efficient access to all of the raw materials necessary for the production of our manufacturing equipment and ecological environment protection equipment and intelligent equipment. We believe our relationships with the suppliers of these raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials.

Quality Control

We maintain a multi-layered quality control system to ensure that products manufactured by third-party suppliers meet our stringent internal quality standards as well as the specific technical and performance requirements of our customers. While manufacturing is outsourced to qualified third-party facilities, we retain direct oversight of key processes and component sourcing to ensure consistent product quality and to safeguard our proprietary designs and technologies.

To ensure quality assurance across all phases of production, we implement the following measures:

Specification Control: All outsourced products are manufactured in strict accordance with our proprietary engineering drawings, technical specifications, and process documentation. We maintain close collaboration with our suppliers to ensure alignment on production requirements and quality benchmarks.

On-Site Quality Supervision: We deploy dedicated company personnel to be stationed at our manufacturing partners' facilities. These employees oversee daily production activities, perform in-process inspections, and verify compliance with our standards in real time. This on-site presence allows us to promptly identify and address any deviations or issues during production.

Component Sourcing and Confidentiality Protection: To protect the confidentiality of our proprietary technologies and maintain control over critical quality elements, we either directly procure or specify the sourcing of key components, including but not limited to hydraulic systems, electrical assemblies, and core control modules.

Supplier Qualification, Auditing, and Certification: We conduct comprehensive pre-qualification assessments of third-party manufacturers, including evaluations of their technical capabilities, quality control systems, and compliance history. Our key suppliers are required to maintain relevant certifications such as ISO 9001 (Quality Management Systems), and we perform regular audits to verify adherence to these standards and applicable regulatory requirements.

Final Inspection and Quality Verification: Prior to shipment, our quality assurance team conducts thorough final inspections to verify that all products meet mechanical, electrical, and functional specifications. Inspections may include operational testing, dimensional checks, and safety validations.

Regulatory Compliance: All products are designed and manufactured in compliance with applicable national and international safety, environmental, and industry-specific regulations.

Customer Feedback and Continuous Improvement: We collect and analyze customer feedback and field performance data to support continuous product and process improvements. Insights gained from this feedback loop are used to refine future product designs, supplier training, and quality protocols.

Through these integrated quality control measures—combined with on-site supervision, direct component sourcing, and adherence to international standards—we ensure that all products delivered by our third-party manufacturers consistently meet our performance expectations, reliability goals, and regulatory obligations.

Intellectual Property

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our businesses, and we rely on patent, copyrights, trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We own an aggregate of 42 PRC patents, including 13 design patents, 28 utility model patents and one invention patent. In addition, we own six software copyrights in China.

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

Our major products are regulated by the Law of China on Product Quality, which was promulgated in 1993 and latest amended in 2018, which require our products to comply with national standards and industry standards during the process of manufacturing and selling. Our products will be defined as defective products if they fail to comply with such standards. Meanwhile if our products cause personal injuries or other product damages, we shall be responsible for applicable compensation. The statute of limitation of legal proceedings for injuries or damages caused by defective products will be two years, commencing from the date of awareness of injuries or damages. Our products are mainly divided into three categories, which are ecological environment protection equipment, intelligent mining equipment, and smart craft beer machines. Under the Law of China on Product Quality, our products manufacturing shall be in compliance with five national standards and four industry standards, including but not limited to the GB/T 8533-2008 (national standard) and the JC/T 920-2011 (industry standard) for our manufacturing equipment.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On December 27, 2021, MOFCOM and NDRC jointly issued the Negative List (Edition 2021) and the latest version of Negative List was issued in September 2024 and took effect on November 1, 2024 (Edition 2024). See “Item 4. Information on the Company – B. Business Overview – Regulation — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment.”

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

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). On December 27, 2021, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2021), which replaced the Negative List (Edition 2020). On September 6, 2024, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2024), which replaced the Negative List (Edition 2021).

Pursuant to the Negative List (Edition 2024) effective on November 1, 2024, any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Company Law

Pursuant to the PRC Company Law, promulgated by the SCNPC on December 29, 1993, effective as of July 1, 1994, and as amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 October 26, 2018, and December 29, 2023 (the latest amendment became effective on July 1, 2024), the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

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

Mergers & Acquisitions Regulations and Overseas Listings

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

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with a local bank authorized by the SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval or 3.5 times of the net assets of such subsidiary.

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

Our headquarters is located at X-702, 60 Anli Road, Chaoyang District, Beijing City, People’s Republic of China. We own and lease properties for our operations in China. We believe our facilities are adequate for our current needs and we do not believe we will encounter any disputes of property rights or any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our material leased properties is as follows:

Office	Address	Term	Ownership	Space (m2)
Office of REIT Equipment	X-702, No. 60 Anli Road, Chaoyang District, Beijing City	January 2025 - December 2027	Leased	322.24

Office of REIT Equipment Xi'an Branch	Room 2304, 5 Building, Luxury Times City, 168 Jixiang Road, Yanta District, Xi’an City	April 2022 - March 2025	Leased	126

Office of REIT Equipment	No. 39, Block A, Pedestrian First Street, Langfang City, Hebei Province	March 2023 - February 2028	Leased	208.36

Office of Honghe ReTo	No. 11 to No. 13, 1st Floor, Building A, Phase III, Tiancheng Garden, Tamsui Road, Wenlan Town, Mengzi City, Honghe Prefecture, Yunnan Province	June 2023 - May 2028	Leased	340.29

Office of Honghe ReTo	No. 201 to No. 202, 2nd Floor, Unit 1, Building A, Phase III, Tiancheng Garden, Tamsui Road, Wenlan Town, Mengzi City, Honghe Prefecture, Yunnan Province	June 2023 - May 2028	Leased	269.78

Staff Dormitory of ReTo Hengda	Room 2002, 20th Floor, Building 304, Huizhong Beili, Chaoyang District, Beijing	July 2024 - July 2025	Leased	86.84

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

Overview

Our continuing operation primarily consisted of machinery and equipment sales and technological consulting and other services, which accounted for 64% and 36% of our total revenue from our continuing operations for the year ended December 31, 2024, respectively, 100%, and nil of our total revenue from our continuing operations for the year ended December 31, 2023, respectively, and 100% and nil of our total revenue from our continuing operations for the year ended December 31, 2022, respectively.

Our domestic customers are throughout China and our international customers are mainly located in Southeast Asia, the Middle East and Africa. Sales to customers in China and internationally from our continuing operations accounted for approximately 84% and 16%, respectively, of our total sales for the year ended December 31, 2024, approximately 92% and 8%, respectively, of our total sales for the year ended December31, 2023, and approximately 100% and nil, respectively, of our total sales for the year ended December 31, 2022.

Results of Operations from Our Continuing Operations

On December 30, 2024, ReTo entered into a Share Sale Agreement with Zhao Duan Wen, pursuant to which the Company sold all of its shares in REIT Holdings to the buyer for a purchase price of US$80,000. REIT Holdings was the holding company of multiple indirect subsidiaries of ReTo, which were engaged in in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies. The disposition was completed on December 31, 2024. The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2022, 2023 and 2024 were  reported as loss from discontinued operations.

Comparison of Operation Results for the Years Ended December 31, 2024, 2023 and 2022

The following table summarizes the results of our continuing operations during the fiscal years ended December 31, 2024, 2023 and 2022, and provides information regarding the changes in terms of dollar amounts and percentage during such years.

	2024		2023		Amount	Percentage
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenues - third party customers	$1,599,376	87%	$10,781	100%	$1,588,595	14,735%
Revenue- related party customers	229,600	13%	-	-%	229,600	-%
Total revenues	1,828,976	100%	10,781	100%	1,818,195	16,865%
Cost of revenues - third party	871,329	48%	9,240	86%	862,089	9,330%
Cost of revenues - related party customers	132,443	7%	-	-%	132,443	-%
Total cost of revenues	1,003,772	55%	9,240	86%	994,532	10,763%
Gross profit	825,204	45%	1,541	14%	823,663	53,450%
Operating expenses:
Selling expenses	330,828	18%	5,939	55%	324,889	5,470%
General and administrative expenses	3,927,450	215%	6,499,940	60,291%	(2,572,490)	(40)%
Provision (recovery) for credit losses	199,812	11%	(22,306)	(207)%	222,118	(996)%
Research and development expense	498,168	27%	-	-%	498,168	-%
Total operating expenses	4,956,258	271%	6,483,573	60,139%	(1,527,315)	(24)%
Loss from continuing operations	(4,131,054)	(226)%	(6,482,032)	(60,125)%	2,350,978	(36)%
Other income (expenses)
Interest expense, net	(2,015)	-%	(92,081)	(854)%	90,066	(98)%
Other income (expenses)	(602,228)	(33)%	(22)	-	(602,206)	2,737,300%
Change in fair value in convertible debt	-	-%	47,813	443%	(47,813)	(100)%
Loss from disposal of subsidiaries	(3,577,279)	(196)%	-	-%	(3,577,279)	-%
Total other expenses, net	(4,181,522)	(229)%	(44,290)	(411)%	(4,137,232)	9,341%
Loss before continuing operating income taxes	(8,312,576)	(455)%	(6,526,322)	(60,535)%	(1,786,254)	27%
Income taxes provision (benefit)	-	-%	-	-%	-	-%
Net loss from continuing operations	$(8,312,576)	(455)%	$(6,526,322)	(60,535)%	$(1786,254)	27%
Net loss from discontinued operations, net of taxes	(74,347)	(4)%	(9,542,748)	(88,514)%	9,468,401	(99)%
Net loss	$(8,386,923)	(459)%	$(16,069,070)	(149,050)%	$7,682,147	(48)%

	2023		2022		Amount	Percentage
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenues	$10,781	100%	$204,495	100%	$(193,714)	(95)%
Cost of revenues	9,240	86%	203,348	99%	(194,108)	(95)%
Gross profit	1,541	14%	1,147	1%	394	34%
Operating expenses:
Selling expenses	5,939	55%	-	-%	5,939	-%
General and administrative expenses	6,499,940	60,291%	5,845,392	2,858%	654,548	11%
(Recovery of) provision for credit losses	(22,306)	(207)%	25,982	13%	(48,288)	(186)%
Total operating expenses	6,483,573	60,139%	5,871,374	2,871%	612,199	10%
Loss from continuing operations	(6,482,032)	(60,125)%	(5,870,227)	(2,871)%	(611,805)	10%
Other income (expenses)
Interest expense, net	(92,081)	(854)%	(195,287)	(95)%	103,206	(53)%
Other income (expense), net	(22)	-%	61,942	30%	(61,964)	(100)%
change in fair value in convertible debt	47,813	443%	(467,383)	(229)%	515,196	(110)%
Total other expenses, net	(44,290)	(411)%	(600,728)	(294)%	556,438	(93)%
Loss before continuing income taxes	(6,526,322)	(60,535)%	(6,470,955)	(3,164)%	(55,367)	1%
Income taxes provision (benefit)	-	-%	-	-%	-	-%
Net loss from continuing operations	$(6,526,322)	(60,535)%	$(6,470,955)	(3, 164)%	$(55,367)	1%
Net loss from discontinued operations, net of taxes	(9,542,748)	(88,514)%	(8,908,703)	(4,356)%	(634,045)	7%
Net loss	$(16,069,070)	(149,050)%	$(15,379,658)	(7,521)%	$(689,412)	4%

Revenues

The following table summarizes the results of revenues from our continuing operations for the fiscal years ended December 31, 2024, 2023 and 2022:

	2024		2023		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and equipment	$1,176,070	64%	$10,781	100%	$1,165,289	10,809%
Technological consulting and other services	652,906	36%	-	-%	652,906	-%
Total	$1,828,976	100%	$10,781	100%	$1,818,195	16,865%

	2023		2022		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and equipment	$10,781	100%	$204,495	100%	$(193,714)	(95)%
Total	$10,781	100%	$204,495	100%	$(193,714)	(95)%

Our total revenues from continuing operations increased by approximately $1.8 million, or 16,865%, to approximately $1.8 million for the year ended December 31, 2024 from $10,781 for the year ended December 31, 2023. Among our total revenue, revenue from third party customers increased by approximately $1.6 million, or 14,735%, from $10,781 for the year ended December 31, 2023 to approximately $1.6 million for the year ended December 31, 2024, while revenue from related party customers was $229,600 as compared to nil for the year ended December 31, 2023. The lower revenue for the year ended December 31, 2023 was mainly due to the fact that a significant portion of revenue was generated through disposed subsidiaries and included in the discontinued operations for the year ended December 31, 2023.

Our total revenues from continuing operations market and decrease in investment in infrastructure in fiscal 2023, which resulted in lower demand for our machinery and equipment.

Machinery and Equipment

Revenue from continuing operations in machinery and equipment sales increased by approximately $1.2 million, or 10,809%, from $10,781 for the year ended December 31, 2023 to approximately $1.2 million for the year ended December 31, 2024. The lower revenue for the year ended December 31, 2023 was mainly due to the fact that a significant portion of revenue from machinery and equipment sales was generated through disposed subsidiaries and included in the discontinued operations for the year ended December 31, 2023.

Revenue from continuing operations in machinery and equipment sales decreased by approximately $0.2 million, or 95%, from approximately $0.2 million for the year ended December 31, 2022 to $10,781 for the year ended December 31, 2023. The decrease is mainly due to less market demand for the construction related machinery and equipment as a result of the slowdown in the real estate market in China and decrease in investment in infrastructure.

Technological Consulting and Other Services

We provided one-time technological consulting services to a client related to construction site management during the year ended December 31, 2024. Revenue from technological consulting and other services was approximately $0.7 million, nil and nil for the year ended December 31, 2024, 2023 and 2022, respectively.

Cost of Revenues

Our total cost of revenues from continuing operations increased by approximately $1.0 million, or 10,763%, to approximately $1.0 million for the year ended December 31, 2024 from approximately $9,240 for the year ended December 31, 2023. Cost of revenues from third party customers increased by approximately $0.9 million, or 9,330%, from approximately $9,240 in the year ended December 31, 2023 to approximately $0.9 million in the year ended December 31, 2024, while cost of revenues from related party customers were approximately $0.1 million and nil for the years ended December 31, 2024 and 2023, respectively. The increase in our total cost of revenue was generally in line with the increase in sales of machinery and equipment. As a percentage of revenues, cost of revenues decreased to 55% in the year ended December 31, 2024 from 86% in the year ended December 31, 2023, attributable to high profit margin of our technological consulting and other services in 2024.

Our total cost of revenue from continuing operations was primarily cost of machinery and equipment sales for the years ended December 31, 2023 and 2022. Our total cost of revenues for machinery and equipment sales decreased by approximately $0.2 million, or 95%, to $9,240 for the year ended December 31, 2023 from approximately $0.2 million for the year ended December 31, 2022. The decrease in our total cost of revenue for machinery and equipment sales was generally in line with the decrease in revenue.

Gross Profit

Our gross profit from continuing operations increased by approximately $0.8 million, or 53,450%, to approximately $0.8 million for the year ended December 31, 2024 from $1,541 for the year ended December 31, 2023. Our gross profit for machinery and equipment increased by approximately $0.2 million, or 11,081%, to approximately $0.2 million for the year ended December 31, 2024 from $1,541 for the year ended December 31, 2023, which is consistent with the increase in machinery and equipment sales. Our gross profit for technological consulting and other services increased by approximately $0.6 million to approximately $0.6 million for the year ended December 31, 2024 from nil for the year ended December 31, 2023. Gross profit margin for our continuing operations was 45% for the year ended December 31, 2024, as compared with 14% for the year ended December 31, 2023. The increase was attributable to high profit margin of our technological consulting and other services in 2024.

Our gross profit from continuing operations was primarily gross profit of machinery and equipment sales for the years ended December 31, 2023 and 2022. Our gross profit from machinery and equipment sales increased by $394, or 34%, to $1,541 for the year ended December 31, 2023 from $1,147 for the year ended December 31, 2022. Gross profit margin for our continuing operations was 14% for the year ended December 31, 2023, as compared with 1% for the year ended December 31, 2022. The fluctuation in gross profit margin is due to different products sold in 2023 and 2022.

Selling Expenses

For the year ended December 31, 2024, our selling expenses from continuing operations were approximately $0.3 million, representing a 5,470% increase from $5,939 in the year ended December 31, 2023. The increase was mainly due to an increase of $0.2 million in salary and benefit, an increase of $0.1 million in marketing activities fees associated with increased sales in the year ended December 31, 2024.

For the year ended December 31, 2023, our selling expenses from continuing operations were approximately $5,939, compared to approximately nil in the year ended December 31, 2022. The increase was mainly due to increase in salary and benefit in the year ended December 31, 2023.

General and Administrative Expenses

For the year ended December 31, 2024, our general and administrative expenses from continuing operations were approximately $3.9 million, representing a decrease of approximately $2.6 million compared to approximately $6.5 million in the year ended December 31, 2023. The decrease in general and administrative expenses was mainly due to a decrease of professional service fees by approximately $0.2 million and amortization of stock-based compensation for services of approximately $2.6 million partially offset by an increase of other expenses approximately $0.2 million.

For the year ended December 31, 2023, our general and administrative expenses from continuing operations were approximately $6.5 million, representing an increase of approximately $0.7 million compared to approximately $5.8 million in the year ended December 31, 2022. The increase in general and administrative expenses was mainly due to an increase of share-based compensation for services by approximately $0.9 million, partially offset by a decrease of consulting and professional fees of $0.2 million.

Provision for (Recovery of) Credit Losses

For the year ended December 31, 2024, our provision for credit losses from continuing operations were approximately $0.2 million, as compared to recovery of credit losses $22,306 for the year ended December 31, 2023. We recorded provision for credit losses on uncollectible accounts receivable and advance payments based on the increased accounts receivable and advance payments for the year ended December 31, 2024.

For the year ended December 31, 2023, our recovery of credit from continuing operations were approximately $22,306, representing a decrease of provision for $48,288 as compared to provision for credit losses was $25,982 in the year ended December 31, 2022. We recorded significant provision for credit losses on uncollectible accounts receivable and advance payments for fiscal 2023 and 2022, however, the impact of COVID-19 on our customers began to ease in fiscal 2023.

Research and Development Expenses

Our research and development (“R&D”) expenses from continuing operations were approximately $0.5 million, nil and nil for the year ended December 31, 2024, 2023 and 2022, respectively. The increase in R&D expenses in the year ended December 31, 2024 was due to more R&D projects conducted by REIT Equipment.

Interest Expense, Net

Our interest expenses, net, from continuing operations was approximately $2,015, $0.1 million and $0.2 million for the year ended December 31, 2024, 2023 and 2022, respectively. The year-over-year decrease in interest expenses was in line with the decrease in outstanding bank loans.

Other Income (Expense)

Other income (expense) from continuing operations amounted to approximately ($0.6 million), ($22) and $61,942 in the year ended December 31, 2024, 2023 and 2022.

Loss from Disposal of Subsidiaries

The Company recognized a loss from disposal of subsidiaries of approximately $3.6 million in the year ended December 31, 2024 in connection with the 2024 Divesture.

Loss before Income Taxes

Our loss before income taxes from continuing operations was approximately $8.3 million for the year ended December 31, 2024, an increase of approximately $1.8 million as compared to loss before income taxes of approximately $6.5 million for the year ended December 31, 2023. The increase in our loss before income taxes for the fiscal year 2024 was primarily attributable to the increase in revenues, partially offset by increased costs, operating expenses and loss from disposal of subsidiaries as discussed above.

Our loss before income taxes was approximately, $6.5 million and $6.5 million for the year ended December 31, 2023 and 2022, respectively.

Provision for Income Taxes

The Company’s PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the EIT Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%.

The following table reconciles the income tax expense by statutory rate to the Company’s actual income tax expense from our continuing operations:

	For the Year Ended December 31,
	2024	2023	2022
Income tax benefit computed based on PRC statutory income tax rate	$(2,078,144)	$(1,631,581)	$(1,621,594)
Effect of favorable income tax rate in certain entity in PRC	-	-	-
Non-PRC entities not subject to PRC tax (1)	1,768,565	1,596,505	1,611,361
Non-deductible expenses - permanent difference (2)	1,393	243	-
Change in valuation allowance	308,186	34,833	10,233
Effective tax (benefit) expense	$-	$-	$-

(1)	Represents the tax losses incurred from operations outside of China.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

Net Loss

Our net loss from continuing operations amounted to approximately $8.3 million, $6.5 million and $6.5 million for the year ended December 31, 2024, 2023 and 2022, respectively. Our net loss from discontinued operations amounted to $74,347, approximately $9.5 million and $8.9 million for the year ended December 31, 2024, 2023 and 2022, respectively. Total net loss amounted to approximately $8.4 million, $16.1 million and $15.4 million for the year ended December 31, 2024, 2023 and 2022, respectively.

Discontinued Operations

The disposition of REIT Holdings was completed on December 31, 2024. The Company recorded a loss from the disposition of $3.6 million for the year ended December 31, 2024.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2024, 2023 and 2022 were reported as loss from discontinued operations.

Due to declines in revenue and significant losses incurred in the discontinued business, the Company decided to divest the related operations and as a result, the Company reduced the number of employees, scaled back sales and general administrative expenses, limited research activities, and decreased consulting fees paid to third-party contractors related to the discontinued business for the year ended December 31, 2024.Therefore, the operating expenses from the discontinued business were reduced significantly from approximately $10.2 million for the year end December 31, 2022 and $5.1 million for the year ended December 31, 2023 to approximately $0.9 million for the year ended December 31, 2024 and the related revenue from discontinued business also decreased from approximately $6.3 million for the year ended December 31, 2022 and $3.2 million for the year ended December 31, 2023 to $2.4 million for the year ended December 31, 2024.

The results of discontinued operations of REIT Holdings for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Year Ended December 31,
	2024	2023	2022
Revenues	$2,429,726	$3,225,505	$6,269,178
Cost of revenues	1,249,372	3,016,974	5,463,660
Gross profit	1,180,354	208,531	805,518
Operating expenses	897,658	5,070,857	10,186,565
Loss from discontinued operations	282,696	(4,862,326)	(9,381,047)
Other income, net	(373,467)	(4,697,061)	454,782
Loss before tax	(90,771)	(9,559,387)	(8,926,265)
Income tax benefit	(16,424)	(16,639)	(17,562)
Net loss from discontinued operations	$(74,347)	$(9,542,748)	$(8,908,703)

Assets and liabilities of the discontinued operations of REIT Holdings as of December 31, 2023 were as follows

As of December 31,
2023
Cash	$1,261,182
Accounts receivable, net	1,062,237
Accounts receivable - related party	108,188
Advance to suppliers, net	5,291,192
Advances to suppliers - related party	1,807,965
Prepaid expenses and other current assets	179,714
Inventories	136,191
Current assets of discontinued operations	9,846,669
Property and equipment, net	7,723,749
Intangible assets, net	4,449,857
Long-term investment	2,337,451
Right of use assets	194,478
Non-current assets of discontinued operations	14,705,535
Total assets of discontinued operations	$24,552,204

Short-term bank loans, net	$5,387,400
Third-party loan	852,125
Advances from customers	1,711,034
Advances from customers - related party	344,051
Deferred grant - current portion	191
Accounts payable	2,939,439
Taxes payable	1,732,802
Accrued liabilities and other payables	1,848,218
Deferred tax liabilities	299,622
Lease liabilities-current	89,500
Current liabilities of discontinued operation	15,204,382
Long-term third party loans	2,864,488
Lease liabilities - non-current	103,830
Non-current liabilities of discontinued operations	2,968,318
Total liabilities of discontinued operations	$18,172,700

B.	Liquidity and Going Concern

ReTo is a holding company incorporated in the British Virgin Islands. New REIT, Sunoro Holdings and MeinMalzeBier Global Limited are our wholly owned subsidiaries established in Hong Kong. Sunoro Holdings directly owns ReTo Hengda, which in turn owns REIT Equipment, Honghe ReTo and ReTo Hengye. MeinMalzeBier Global Limited directly owns Dirong and Melody. We may need dividends and other distributions from our subsidiaries, including our PRC subsidiaries, to satisfy our liquidity requirements.

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

We have historically funded our working capital needs from cash flow from operations, advance payments from customers, bank borrowings, equity and debt offering and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from equity financings, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2024, the Company reported a net loss of approximately $8.4 million. As of December 31, 2024, the Company had a working capital deficit of approximately of $2.6 million. As of December 31, 2024, the Company had cash of approximately $0.7 million. In addition, the Company had outstanding accounts receivable of approximately $0.1 million which were fully collected between January and March 2025. As of December 31, 2024, the Company had no outstanding bank loans. Based on the reasons above, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

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

Cash Flows for Years Ended December 31, 2024, 2023 and 2022

The following table sets forth summary of our cash flows for the periods indicated:

	December 31, 2024	December 31, 2023	December 31, 2022
Net cash provided by (used in) operating activities from continuing operations	$3,270,343	$(918,879)	$(1,511,208)
Net cash used in operating activities from discontinued operations	(193,061)	(10,671,866)	(8,450,627)
Net cash provided by (used in) operating activities	3,077,282	(11,590,745)	(9,961,835)

Net cash used in investing activities from continuing operations	(32,592,778)	(47,226)	-
Net cash provided by (used in) investing activities from discontinued operations	(987,511)	398,909	4,242,703
Net cash provided by (used in) investing activities	(33,580,289)	351,683	4,242,703

Net cash provided by financing activities from continuing operations	29,735,049	6,564,841	7,741,092
Net cash provided by (used in) financing activities from discontinuing operations	47,457	5,900,479	(2,985,277)
Net cash provided by financing activities	29,782,506	12,465,320	4,755,815

Effect of exchange rate changes on cash and cash equivalents	(21,813)	73,516	619,717
Net (decrease) increase in cash and cash equivalents	(742,314)	1,299,774	(343,600)
Cash and restricted cash, beginning of the year	1,413,669	113,895	457,495
Cash and restricted cash, end of the year	671,355	$1,413,669	$113,895
Cash and cash equivalents, restricted cash of continued operation, at end of period	$671,355	$1,413,669	$113,895

Operating Activities

Net cash provided by operating activities was approximately $3.1 million in the year ended December 31, 2024. Net cash provided by continuing operating activities in the year ended December 31, 2024 mainly consisted of adjustments of non-cash items of approximately $6.2 million, decrease in prepaid expenses and other current assets of approximately $4.4 million, increase in advances from customers of approximately $1.2 million, increase in accrued expenses and other liabilities of approximately $0.5 million, offset by net loss from continuing operation of approximately 8.3 million, increase of approximately $0.5 million in advance to suppliers, increase of approximately $0.3 million in accounts receivable. Net cash used in discontinued operating activities was approximately $0.2 million.

Net cash used in operating activities was approximately $11.6 million in the year ended December 31, 2023. Net cash used in continuing operating activities in the year ended December 31, 2023 mainly consisted of net loss from continuing operation of approximately $6.5 million, decrease of $42,367 in operating leases payable, partially offset by adjustments of non-cash items of approximately $5.1 million, increase of approximately $0.3 million in accrued and other liabilities, increase of $75,276 in accounts payable, increase of $72,300 in advances from customers. Net cash used in discontinued operating activities was approximately $10.7 million.

Net cash used in operating activities was approximately $10.0 million in the year ended December 31, 2022. Net cash used in continuing operating activities in the year ended December 31, 2022 mainly consisted of net loss from continuing operation of approximately $6.5 million, decrease of $96,091 in advance from customers, partially offset by adjustments of non-cash items of approximately $5.1 million, increase of $36,250 in accounts payable, net cash used in discontinued operating activities was approximately $8.5 million.

Investing Activities

Net cash used in investing activities was approximately $33.6 million for the year ended December 31, 2024. During the year ended December 31, 2024, the Company made deposits for equity acquisition of approximately $18.5 million and purchased concession right on forest land for approximately $7.7 million with additional spending of approximately $6.8 million on the construction in progress (“CIP”) related to the forest land. These cash outflows were partially offset by proceeds from disposal of subsidiaries of $80,000. Net cash used in discontinued investing activities was approximately $1.0 million.

Net cash used in investing activities was approximately $0.4 million for the year ended December 31, 2023. During the year ended December 31, 2023, the Company paid $46,831 on addition of property. Net cash provided by discontinued investing activities was approximately $0.4 million.

Net cash provided by investing activities was approximately $4.2 million for the year ended December 31, 2022. During the year ended December 31, 2022, the Company has no cash flow used in (provided by) continuing investing activities. Net cash provided by discontinued investing activities was approximately $4.2 million.

Financing Activities

Net cash provided by financing activities was approximately $29.8 million for the year ended December 31, 2024, including proceeds from private placement approximately $29.4 million, and net proceeds from related party loans of approximately $0.3 million. Net cash provided by discontinued financing activities was $47,457.

Net cash provided by financing activities was approximately $12.5 million for the year ended December 31, 2023, including proceeds from private placement $6.6 million, proceeds from related party loans of approximately $0.5 million, proceeds from third-party loans of approximately $0.1 million, partially offset by repayment of loans to related parties of approximately $0.7 million, Net cash provided by discontinued financing activities was approximately $6.0 million.

Net cash provided by financing activities was approximately $4.8 million for the year ended December 31, 2022, including proceeds received from share issuance of approximately $3.6 million, gross proceeds from convertible notes of $3.0 million, proceeds from third-party loans of $10,402, shareholder contribution of approximately $0.8 million. Net cash used in discontinued financing activities was approximately $3.0 million.

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,072,895 and $1,072,895 as of December 31, 2024 and 2023, respectively.

Capital Expenditures

We had capital expenditures of approximately $33.6 million, $0.4 million, and $4.2 million for the years ended December 31, 2024, 2023 and 2022, respectively, for deposits for equity acquisition, purchases of equipment and intangible assets in connection with our business activities.

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

Accounts Receivable, net

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable was recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $108,936 and $279 as of December 31, 2024 and 2023, respectively.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

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

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2024, 2023 and 2022.

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

As of December 31, 2024 and 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, the tax years ended December 31, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name (1)	Age	Position

Hengfang Li (2)	62	Chief Executive Officer and Chairman of the Board

Guangfeng Dai (2)	64	President, Chief Operating Officer and Director

Zhizhong Hu (2)	62	Chief Technology Officer and Director

Degang Hou	63	Chief Internal Control Officer

Yue Hu	35	Chief Financial Officer

Tonglong Liu (3) (5) (6) (7)	61	Director

Baoqing Sun (3) (5) (6) (7)	62	Director

Lidong Liu (4) (5)	53	Director

Austin Huang (4) (6) (7)	67	Director

(1)	Each individual’s business address is Building X-702, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director, whose term will expire at the 2025 annual meeting of shareholders.

(3)	Class B director, whose term will expire at the 2027 annual meeting of shareholders.

(4)	Class A director, whose term will expire at the 2026 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Hengfang Li. Mr. Li has served as the Chief Executive Officer and Chairman of ReTo since April 2016. Mr. Li founded Beijing REIT in 1999 and served as its Chief Executive Officer and Chairman since then until November 2024. Mr. Li has served as ReTo Hengda’s Chief Executive Officer since December 2024. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a master’s degree in Engine Studies from Beijing Institute of Technology.

Guangfeng Dai. Mr. Dai became the President of ReTo in 2020. Mr. Dai has served as the Chief Operating Officer and a Director of ReTo since November 2016. In addition, Mr. Dai has served as ReTo Hengda’s Chief Operating Officer since December 2024. Previously, Mr. Dai served as Beijing REIT’s Chief Operating Officer and Director from February 2000 to November 2024. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his master’s degree in Automobile Engineering from Beijing Institute of Technology.

Zhizhong Hu. Mr. Hu has served as the Chief Technology Officer and Director of ReTo since November 2016. Mr. Hu has served as ReTo Hengda’s Chief Technology Officer since December 2024. Previously, Mr. Hu served as Beijing REIT’s Chief Technology Officer and Director from February 2000 to November 2024. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his bachelor’s degree in Mechanical Engineering from Nanjing University of Science and Technology.

Degang Hou. Mr. Hou has served as the Chief Internal Control Officer of ReTo since February 2020. Mr. Hou has served as the Chief Internal Control Officer of ReTo Hengda since December 2024. Previously, Mr. Hou served as Beijing REIT’s Chief Internal Control Officer from February 2000 to November 2024. From 1983 through 1999, he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020, he was the deputy general manager for Beijing REIT. He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

Yue Hu. Ms. Hu has served as Chief Financial Officer of ReTo since August 2022. She has served as the Chief Financial Officer of ReTo Hengda since December 2024. Previously, she worked in Beijing REIT as an assistant to the management from May 2019 to November 2024, and assisted with preparation and filing of periodic reports of the Company to the SEC. From March 2015 to December 2016, Ms. Hu worked in Gu’an REIT Machinery Manufacturing Co., Ltd., a former wholly owned subsidiary of the Company, as a procurement specialist, in charge of purchasing accessories needed for production and processing. Ms. Hu received her bachelor’s degree in Accounting from Xi’an Siyuan University.

Tonglong Liu. Mr. Liu has served as an independent director of ReTo since November 2022. Mr. Liu has also served as the Chief Executive Officer and Chairman of Beike Huizhi Software Technology Co., Ltd., a private company, since June 2018. From December 2012 to June 2018, he served as the Vice President of Great China of Dassault Systèmes S.A., a software solutions provider. Mr. Liu was with PTC, Inc. (formerly Parametric Technology Corporation) (China), a computer software and services company, from March 1993 to November 2012, where he served as the Application Engineer from March 1993 to March 1995, Sale Representative from March 1995 to September 1996, District Manager of North China from September 1996 to September 1999, Reginal Director of North China from September 1999 to September 2002, Senior Regional Director of North China from September 2002 to September 2005, Area Vice President of China from September 2005 to September 2008, and Senior Vice President of China from September 2008 to September 2012. Prior to that, Mr. Liu worked at Computer Application Research Institute, NORICO Group from February 1988 to February 1993 where, he served as Engineer from February 1988 to February 1990 and as the Deputy Director of Computer Aided Design software research division from February 1990 to February 1993. Mr. Liu received his master’s degree and bachelor’s degree from the Department of Vehicle Engineering of Beijing Institute of Technology.

Baoqing Sun. Mr. Sun has served as an independent director of ReTo since November 2022. Before retiring in 2014, Mr. Sun served as the Deputy Director of Gu’an County Transportation Bureau from March 2003 to April 2014, where he was responsible for political and administration affairs, matters regarding transportation technology, transportation combat readiness, and highway stations. He was also responsible for construction and maintenance of national and provincial main lines and local highways. Prior to that, Mr. Sun served as the Director of Economic Commission, Deputy Secretary of the Committee, Secretary of the Disciplinary Committee, and Deputy Mayor of Gu’an Town, Gu’an County, from March 2001 to March 2003, from June 2000 to March 2001, from December 1999 to June 2000, and from December 1999 to April 1995, respectively, where he was mainly handling town affairs such as town enterprises, taxation, or market development. From April 1995 to May 1996, he was the Deputy General Manager of Langfang Sanhe Food Co., Ltd. Mr. Sun served as the Clerk of Gu’an County Labor and Personnel Bureau from June 1984 to April 1995 and worked in Gu’an County Transportation Bureau Second Automobile Team Overhaul Workshop from July 1983 to June 1984. Mr. Sun obtained a bachelor’s degree in mechanical engineering automotive from Hebei Institute of Technology.

Lidong Liu. Ms. Liu has served as an independent director of ReTo since November 2022. Ms. Liu has served as the Chief Financial Officer since November 2015 for Jilin Yiyatong Deep Supply Chain Management Co., Ltd, a supply chain management company. From January 2011 to September 2015, she served as the Chief Financial Officer for Sinopharm Holding (Jilin) Co., Ltd, a pharmaceuticals company. In addition, between January 2002 and December 2010, Ms. Liu was the Chief Financial Officer for Changchun Yongxin Dirui Pharmaceutical Co., Ltd., a pharmaceuticals company. Ms. Liu is a member of China Certified Public Accountants and a seasoned executive with professional experience in auditing and financial reporting. Ms. Liu holds a bachelor’s degree in Accounting from Ji Lin University of Finance and Economics, and an MBA from Changchun University of Science and Technology.

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

Cash Compensation

In the fiscal year ended December 31, 2024, we expensed an aggregate of approximately $474,982 as salaries to our executive officers named in this annual report.

Equity Awards

In the fiscal year ended December 31, 2024, an aggregate of 7,726 Class A Shares were issued to our executive officers named in this annual report, pursuant to the 2022 Share Incentive Plan.

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

Employment Agreement with Yue Hu

ReTo Hengda entered into a standardized labor contract with Ms. Hu on November 20, 2024, pursuant to which Ms. Hu serves as the Chief Financial Officer for a term from December 1, 2024 to December 31, 2026. Pursuant to the labor contract, Ms. Hu is entitled to an annual compensation of RMB204,000 (approximately $28,045) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. Her employment agreement may be terminated in accordance with the PRC Labor Contract Law and relevant local regulations in Beijing.

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

Cash Compensation

During the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB291,559 (approximately $40,000) in cash to our non-employee directors.

Equity Awards

During the fiscal year ended December 31, 2024, an aggregate of 11,000 Class A Shares were issued to our directors pursuant to the 2022 Share Incentive Plan.

See Item 6.E for a description of our 2022 Share Incentive Plan.

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors shall face re-election at our 2026 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2027 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2025 annual general meeting of shareholders and every three years thereafter.

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

As of December 31, 2024, we had a total of 46 full-time employees. Among these employees, we had nine employees in management, three employees in sales and marketing, 18 employees in research and development, four employees in manufacturing and installation and 12 employees in administration/finance. We had a total of 46 and 103 full-time employees as of December 31, 2024 and 2023, respectively. We did not hire any part-time employees during the fiscal years ended December 31, 2024, 2023, and 2022. All of our employees are located at our offices or facilities in Beijing, Xi’an, and Hebei, China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement.

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

The following tables set forth certain information with respect to the beneficial ownership of our Shares as of May 8, 2025, for:

●	each of our directors and named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Class A Shares that they beneficially own, subject to applicable community property laws.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Class A Shares	Class B Shares	% of beneficial ownership of Class A Shares **	% of beneficial ownership of Class B Shares **	% of aggregate voting power***
Directors and Executive Officers:
Hengfang Li(1)	1,572	400,000	*	5.2%	39.7%
Guangfeng Dai(2)	781	200,000	*	2.6%	19.9%
Zhizhong Hu(3)	781	200,000	*	2.6%	19.9%
Degang Hou(4)	781	200,000	*	2.6%	19.9%
Yue Hu	-	-	-	-	-
Tonglong Liu	-	-	-	-	-
Baoqing Sun	-	-	-	-	-
Lidong Liu	-	-	-	-	-
Austin Huang	40	-	*	-	*
All directors and executive officers as a group (nine persons)	3,955	1,000,000	*	13.0%	99.3%
Other 5% or greater beneficial owner(s)
REIT International Development (Group) Co., Limited (1)(2)(3)(4)	3,904	1,000,000	*	13.0%	99.3%

*	Less than 1%.

**

For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of Class A or Class B Shares, as applicable, beneficially owned by such person or group by the sum of 7,663,879, being the number of Shares, including Class A Shares and Class B Shares, issued and outstanding as of May 8, 2025.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Shares as a single class. Each holder of Class A Shares is entitled to one vote per share and each holder of our Class B Shares is entitled to 1,000 votes per share on all matters submitted to them for a vote. Our Class A Shares and Class B Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)	Represents (i) approximately 1,562 Class A Shares held through REIT International Development (Group) Co, a Hong Kong limited liability company (“REIT International”). Mr. Li holds a 40% ownership of REIT International and has the voting and investment power with respect to 40% of the 3,904 Class A Shares held by REIT International; (ii) 10 Class A Shares held through Soothie Holdings Limited, a British Virgin Islands company, controlled by Mr. Li; and (iii) 400,000 Class B Shares held through REIT International. Mr. Li holds a 40% ownership of REIT International and has the voting and investment power with respect to 40% of the 1,000,000 Class B Shares held by REIT International.

(2)	Represents (i) approximately 781 Class A Shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,904 Class A Shares held by REIT International and (ii) 200,000 Class B Shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B Shares held by REIT International.

(3)	Represents (i) approximately 781 Class A Shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,904 Class A Shares held by REIT International and (ii) 200,000 Class B Shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B Shares held by REIT International.

(4)	Represents (i) approximately 781 Class A Shares held through REIT International. Mr. Hou holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 3,904 Class A Shares held by REIT International and (ii) 200,000 Class B Shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B Shares held by REIT International.

Record Holders

As of May 8, 2025, to our knowledge, we had nine holders of record of our Class A Shares in the United States, which represented 697,483 Class A Shares, approximately 10.5% of our outstanding Class A Shares (including Cede & Co., the nominee of the Depositary Trust Company, holding 697,246 Class A Shares, representing approximately 10.5% of our outstanding Class A Shares). The number of holders of record and the shares they held is based exclusively upon the certified shareholder list provided by our transfer agent and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in the Company.

2022 Share Incentive Plan

On December 6, 2022, the Company’s shareholders approved the 2022 Share Incentive Plan, which initially allowed for issuance of up to 5,000 Class A Shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of Class A Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of Class A Shares determined by the Compensation Committee.

On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 5,000 Class A Shares to its employees, officers and directors for their services. As of the date of this annual report, the automatic share reserve increase will permit the Company to issue up to an additional 115,489 shares under the 2022 Incentive Plan, subject to the approval of the Compensation Committee.

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

Amount of Awards

The maximum number of Class A Shares as to which awards may be granted under the 2022 Share Incentive Plan is 115,489 shares. The 2022 Share Incentive Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2023 fiscal year, in an amount equal to the lesser of (i) a number equal to 5% of the aggregate number of Class A Shares outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as is determined by the compensation committee. The automatic share reserve feature and any provisions that are or would create a “formula” plan for purposes of Nasdaq listing requirements will operate only until the ten-year anniversary of the earlier of the initial adoption of the 2022 Share Incentive Plan by the Board or the approval of the 2022 Share Incentive Plan by our shareholders, and therefore no automatic share reserve increase will be added after the increase on the first day of our 2032 fiscal year.

Types of Awards

Awards under the 2022 Share Incentive Plan may be in the form of incentive stock options, non-statutory stock options or restricted stock awards. An option is the right to purchase the Company’s Class A Shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related party transactions.

The Company records transactions with various related parties. These related party balances as of December 31, 2024 and 2023 and transactions for the years ended December 31, 2024, 2023 and 2022 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors, and shareholder of the Company
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT Q GREEN Machines Private Limited, a subsidiary of the Company prior to the December 2024 Divestiture

(2)	Due from related parties

As of December 31, 2024 and 2023, the balance of due from related parties was as follows:

	As of December 31, 2024	As of December 31, 2023
Mr. Hengfang Li	$24,048	$358,659

(3)	Sales to related party

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Q Green Techcon Private Limited	$229,600	$-	$--

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

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

Dividend Policy

Holders of our Class B Shares are not entitled to receive dividends, and We have never declared or paid any cash dividends on our Class A Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

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

If we determine to pay dividends on any of our Class A Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to Sunoro Holdings only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated and distributed to us by ReTo Hengda, Dirong or Melody is subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

Our Class A Shares have been listed on the Nasdaq Capital Market since November 29, 2017 under the symbol “RETO.”

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our Class A Shares are listed on the Nasdaq Capital Market under the symbol “RETO.”

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We incorporate by reference the description of our M&A, as currently in effect in the British Virgin Islands, set forth in our current report on Form 6-K as furnished with the SEC on August 14, 2024.

C.	Material contracts.

Securities Purchase Agreement dated August 30, 2024

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Private Placement in August 2024.”

Forest Rights Transfer Agreement dated December 3, 2024

On December 3, 2024, ReTo Hengye ReTo Hengye entered into a forest rights transfer agreement (the “Forest Rights Transfer Agreement”) with Zhiguo Han, an individual. Under the Forest Rights Transfer Agreement, ReTo Hengye will acquire all rights associated with approximately 3,000 acres of forest land located in Dongpo Village, Lingqiu County, Datong City, Shanxi Province, China, including ownership of and usage rights over approximately 30,000 mature trees, for a total consideration of RMB 56,000,000 (approximately $8.4 million) in cash. The cash consideration will be paid in three installments: (i) an initial payment of RMB 16,800,000 within five days upon the entry of Forest Rights Transfer Agreement, (ii) a second payment of RMB 36,400,000 within five days after receipt of the original copy of the forest rights certificate from the transferor, and (iii) final payment of RMB 2,800,000 within five days after the completion of the record change procedures for the forest rights certificate, which procedures are expected to be completed within one year.

The Forest Rights Transfer Agreement provides that the rights being transferred are valid until January 15, 2062. The transferor has represented that all necessary approvals from relevant authorities have been obtained and that there are no existing disputes or encumbrances related to the transferred rights. The Forest Rights Transfer Agreement contains other customary representations, warranties and agreements by ReTo Hengye and the transferor, and indemnification obligations of the transferor against certain liabilities.

ReTo Hengye plans to utilize the forest land to develop a cultural tourism project.

Share Sale Agreement dated December 30, 2024

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Divesture in December 2024.”

Share Exchange Agreement dated April 25, 2025

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Acquisition of MeinMalzeBier in April 2025.”

Management Services Agreement dated April 25, 2025

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Acquisition of MeinMalzeBier in April 2025.”

Advisory and Consulting Agreement dated April 25, 2025

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Acquisition of MeinMalzeBier in April 2025.”

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

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs shall both be registered with SAMS or its local counterpart, report to Ministry of Commerce and a local bank authorized by the SAFE.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2018 and 2023 (the latest amendment became effective on July 1, 2024).

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

The following sets forth the material British Virgin Islands, PRC and U.S. federal income tax matters related to an investment in our Class A Shares. It is directed to U.S. Holders (as defined below) of our Class A Shares and is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

PRC Enterprise Income Tax

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007 (effective as of January 1, 2008 and was last amended on February 24, 2017 (effective on the same day) and on December 29, 2018 (effective on the same day), respectively. The income tax for both domestic and foreign-invested enterprises on their global income is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008 and partly amended on April 23, 2019 and December 6, 2024, further clarifies the calculation of the income tax on different types of incomes and permit certain “HNTEs strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

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

On December 25, 2024, the Law on Value-Added Tax of the People’s Republic of China (the “VAT Law”) has been promulgated and will take effect as from January 1, 2026. The VAT Law has refined, improved and adjusted relevant provisions on value-added tax on the basis of keeping the current tax framework and the tax burden generally unchanged.

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

British Virgin Islands Taxation

All dividends paid by ReTo to holders of Class A Shares who are not persons resident in the BVI are exempt from the provisions of the British Virgin Islands Income Tax Act, and any capital gains realized with respect to any Class A Shares by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not persons resident in the BVI with respect to Class A Shares.

All instruments relating to transfers of property (except in the case of real estate situated in the BVI) to or by ReTo and all instruments relating to transactions in respect of Class A Shares are exempt from the payment of stamp duty in the BVI.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

Material United States Federal Income Tax Considerations

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Shares. It is directed to U.S. Holders (as defined below) of our Class A Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, estate and gift and state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark their securities to market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons that are subject to the applicable financial statement accounting rules under Section 451(b) of the Code;

●	persons who acquired our Class A Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Class A Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A Ordinary Shares that is, for U.S. federal income tax purposes,

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

Taxation of Dividends and Other Distributions on our Class A Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a PRC “resident enterprise” under the China tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Class A Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Shares. The gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held Class A Shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2025. Our actual PFIC status for the current taxable year ending December 31, 2025 and subsequent years will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.  PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Shares, our PFIC status will depend in large part on the market price of our Class A Shares. Accordingly, fluctuations in the market price of the Class A Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our IPO. If we are a PFIC for any year during which you hold Class A Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Class A Shares.

If we are a PFIC for any taxable year during which you hold Class A Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the Class A Shares cannot be treated as capital, even if you hold the Class A Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Shares, you will include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the Class A Shares as of the close of your taxable year over your adjusted tax basis in such Class A Shares. You are allowed an ordinary loss for the excess, if any, of the adjusted tax basis of the Class A Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Shares, as well as to any loss realized on the actual sale or disposition of the Class A Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Shares. Your tax basis in the Class A Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Shares in any taxable year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621 to report your ownership of our Class A Shares as well as distributions received on the Class A Shares, any gain realized on the disposition of the Class A Shares, any PFIC elections you would like to make in regard to the Class A Shares, and any information required to be reported pursuant to such an election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Shares and proceeds from the sale, exchange or redemption of our Class A Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Class A Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. The average exchange rate for US$ against Chinese RMB has changed from US$1.00 for RMB7.0809 in the fiscal year ended December 31, 2023 to US $1.00 for RMB 7.1957 in the fiscal year ended December 31, 2024. The exchange rate was US$1.00 for RMB 7.2993 as of December 31, 2024. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate in fiscal year ended December 31, 2023, our revenue, cost of revenue and total expenses, including selling expenses, general administrative expenses, bad debt expense and research and development expenses, for the fiscal year ended December 31, 2024 would increase by $29,653, $16,274 and $80,354, respectively.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Class A Shares in U.S. dollars in the future. See “Item 3. Key Information- D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms.”

Credit Risk

As of December 31, 2024, we had cash and cash equivalents of approximately $0.7 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Commodity Risk

As a developer and manufacturer of ecological environment protection equipment and intelligent equipment and equipment, our Company is exposed to the risk of an increase in the price of raw materials. We historically have been able to pass on price increases to customers by virtue of pricing terms that vary with changes in raw material prices such as steel and cement, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

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

As of December 31, 2024 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective due to the material weaknesses identified below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2024 due to material weaknesses relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year ended accounting close and reporting.

(c)	Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

(d)	Changes in Internal Control over Financial Reporting.

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

	December 31, 2024	December 31, 2023
Audit fees(1)	$180,000	$190,000
Audit-related fees	-	-
Tax fees	-	-
All other fees(2)	-	-
Total	$180,000	$190,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm other than the services reported under audit fees, audit-related fees, and tax fees.

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

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Our Class A Shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

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

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (Incorporated herein by reference to Exhibit 3.1 to our Form 6-K furnished on August 14, 2024)

1.2	Amendment to Amended and Restated Memorandum of Association (Incorporated herein by reference to Exhibit 3.1 to our Form 6-K furnished on March 12, 2025)

2.1*	Specimen Class A Share Certificate

2.2*	Description of Securities Registered under Section 12 of the Exchange Act.

3.1	Form of Shareholder’s Voting Proxy Agreement (Incorporated herein by reference to Exhibit 9.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.1#	Form of Employment Agreement by and between ReTo Eco-Solutions, Inc. and its Executive Officers (Incorporated herein by reference to Exhibit 4.2 to our Form 20-F filed on May 15, 2024)

4.2*#	Translation of Form of Labor Contract by and between ReTo Hengda and Executive Officers

4.3	2022 Share Incentive Plan (Incorporated herein by reference to Exhibit 4.1 to our registration statement on Form S-8 filed on March 8, 2023)

4.4*	Translation of Lease Agreement, dated December 29, 2024, by and between Cheng Zhang and REIT Equipment

4.5*	Translation of Lease Agreement, dated December 12, 2024, by and between Xiaojuan Fan and Xi'an Branch of REIT Equipment

4.6*	Translation of Lease Agreement, dated February 6, 2023, by and between Deqin Yan and REIT Equipment

4.7*	Translation of Lease Agreement, dated May 20, 2023, by and between Yunnan Qixing Construction Engineering Group Co., Ltd. and Honghe REIT

4.8*	Translation of Lease Agreement, dated July 2, 2024, by and between Zhong Yu and ReTo Hengda

4.9	Form of Securities Purchase Agreement, by and between the Company and the purchasers listed on the signature pages thereto, for the 2024 August Private Placement (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on August 30, 2024)

4.10	English Translation of Forest Rights Transfer Agreement by and between Zhiguo Han and ReTo Hengye (Incorporated herein by reference to Exhibit 4.1 to our Form 6-K filed on December 5, 2024)

4.11	English Translation of Share Sale Agreement by and between ReTo Eco-Solutions, Inc. and Zhao Duan Wen (Incorporated herein by reference to Exhibit 4.1 to our Form 6-K filed on January 6, 2025)

4.12	Share Exchange Agreement, dated April 25, 2025, by and among ReTo Eco-Solutions, Inc., MeinMalzebier Holdings Limited, Lap Cheong Chan and the Sellers (Incorporated herein by reference to Exhibit 2.1 to our Form 6-K filed on April 25, 2025)

4.13	Management Services Agreement, dated April 25, 2025, by and among ReTo Eco-Solutions, Inc., Beijing ReTo Hengda Technology Co., Ltd., Shenzhen Melody Catering Management Co., Ltd. and Dirong Century Big Data Technology Co., Ltd. (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on April 25, 2025)

4.14	Advisory and Consulting Agreement, dated April 25, 2025, by and between ReTo Eco-Solutions, Inc. and J Capital Management Ltd. (Incorporated herein by reference to Exhibit 10.2 to our Form 6-K filed on April 25, 2025)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated herein by reference to Exhibit 99.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

11.2	Insider Trading Compliance Manual, adopted on November 30, 2023 (Incorporated herein by reference to Exhibit 11.2 to our 20-F filed on May 15, 2024)

12.1*	Certification of the Principal Executive Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Principal Financial Officer of ReTo Eco-Solutions, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of the Principal Executive Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Principal Financial Officer of ReTo Eco-Solutions, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of YCM CPA INC.

97	Executive Compensation Clawback Policy (Incorporated herein by reference to Exhibit 97 to our 20-F filed on May 15, 2024)

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer
(Principal Executive Officer)

Date: May 8, 2025

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ReTo Eco-Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-Solutions, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the three years ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the three years ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company reported a net loss of approximately $8.4 million and $16.1 million for the years ended December 31, 2024 and 2023, respectively, and the Company had a working deficit of approximately $2.6 million as of December 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Concession Rights on Forest Land – Refer to Note 10 to the financial statements

Critical Audit Matter Description

As described in Note 10, the Company’s intangible assets include a concession right on forest land (also referred to as “forest land use rights”). On December 3, 2024, the Company acquired the concession right on forest land from a third party for consideration of $7,671,969. The concession right with a finite useful life of 37 years gives the Company the right to operate in the designated forest land in the PRC. The acquisition was accounted for as an asset acquisition under FASB ASC Topic 805 Business Combinations (“ASC 805”) and ASC Topic 820 Fair Value Measurement (“ASC 820”), and the concession right was initially measured at cost and subsequently evaluated for potential impairment indicators. The Company recorded the acquired concession right at fair value on the date of acquisition using both a market approach and an income approach to fair value. The methods used to estimate the fair value of the acquired intangible asset involves significant assumptions. The significant assumptions applied by management in estimating the fair value of the acquired forest land use rights included forest type, growth status, quantity, and survival rate. The significant assumptions applied by management in estimating the fair value of the acquired forest land use rights included discount and capitalization rates.

We identified the accounting for and valuation of the newly acquired concession right as a critical audit matter because (i) the initial recognition involved complex judgments related to purchase price allocation, and (ii) determining the fair value of the concession right involved significant estimation uncertainty. Performing audit procedures to evaluate management’s estimates and assumptions required especially challenging auditor judgment and the use of valuation specialists.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the accounting for and valuation of the concession right included, among others:

●	Evaluating the Company's determination that the transaction met the criteria for asset acquisition accounting under ASC 805.

●	Assessing the methodology and significant assumptions used to estimate the fair value of the concession right. For the underlying forest, we assessed forest type, growth status, quantity, and survival rate. For the forest land use rights, we assessed discount rate and capitalization rate.

●	Comparing key assumptions to external industry reports, market data, and historical information, where applicable.

●	Involving firm-engaged valuation specialists to assist in evaluating the valuation models and assumptions.

●	Performing sensitivity analysis on significant assumptions to assess their impact on the valuation.

●	Evaluating the adequacy of the related disclosures in the consolidated financial statements.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781
Irvine, California
May 8, 2025

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents	$671,355	$152,487
Accounts receivable, net	145,853	-
Advances to suppliers, net	522,190	922
Prepayments and other current assets	5,202	105,941
Due from related parties	24,048	358,659
Current assets of discontinued operations	-	9,846,669
Total Current Assets	1,368,648	10,464,678

Property, plant and equipment, net	21,497	37,579
Intangible assets, net	7,654,767	132
Prepayment for construction of properties	6,663,795	-
Right-of-use assets	28,085	37,324
Deposits for business acquisitions	18,520,126	-
Non-current assets of discontinued operations	-	14,705,535
Total Assets	$34,256,918	$25,245,248

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Advances from customers	$1,213,465	$1,286
Accounts payable	37,866	35,211
Accounts payable - related party	-	3,080
Accrued expenses and other liabilities	2,338,075	1,814,986
Loans from third parties	109,600	-
Taxes payable	249,628	254,133
Current liabilities of discontinued operations	-	15,204,382
Total Current Liabilities	3,948,634	17,313,078

Long-term accounts payable	383,598	-
Loans from third parties – non-current	-	112,678
Noncurrent liabilities of discontinued operations	-	2,968,318
Total Liabilities	$4,332,232	$20,394,074

Commitments and Contingencies

Shareholders’ Equity:
Class A shares, $1.0 par value, unlimited shares authorized, 1,931,264 shares and 120,519 shares issued and outstanding as of December 31, 2024 and 2023, respectively*	1,931,264	120,519
Class B shares, $0.01 par value, 2,000,000 shares authorized, 1,000,000 shares and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively*	10,000	-
Additional paid-in capital	98,809,604	68,876,256
Statutory reserve	1,072,895	1,072,895
Accumulated deficit	(71,813,934)	(63,461,282)
Accumulated other comprehensive loss	(85,143)	(2,253,561)
Total Shareholders’ Equity Attributable to ReTo Eco-Solutions, Inc.	29,924,686	4,354,827

Non-controlling interest	-	496,347
Total Shareholders’ Equity	$29,924,686	$4,851,174

Total Liabilities and Shareholders’ Equity	$34,256,918	$25,245,248

*	Retroactively adjusted for effect of a 10-for-1 forward split on March 7, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,
	2024	2023	2022

Revenues	$1,599,376	$10,781	$204,495
Revenues – related parties	229,600	-	-
Total Revenues	1,828,976	10,781	204,495

Cost of revenues	871,329	9,240	203,348
Cost of revenues – related parties	132,443	-	-
Total cost of revenues	1,003,772	9,240	203,348
Gross Profit	825,204	1,541	1,147

Operating Expenses:
Selling expenses	330,828	5,939	-
General and administrative expenses	3,927,450	6,499,940	5,845,392
(Recovery of) provision for credit losses	199,812	(22,306)	25,982
Research and development expenses	498,168	-	-
Total Operating Expenses	4,956,258	6,483,573	5,871,374

Loss from Operations	(4,131,054)	(6,482,032)	(5,870,227)

Other Income (Expenses):
Interest expenses	(3,183)	(92,144)	(195,319)
Interest income	1,168	63	32
Other income (expenses), net	(602,228)	(22)	61,942
Loss from disposal of subsidiaries	(3,577,279)	-	-
Change in fair value of convertible debt	-	47,813	(467,383)
Total Other Expenses, net	(4,181,522)	(44,290)	(600,728)

Loss Before Income Taxes	(8,312,576)	(6,526,322)	(6,470,955)
Income Taxes Expense (Benefit)	-	-	-
Net loss from continuing operations	(8,312,576)	(6,526,322)	(6,470,955)
Net loss from discontinued operations, net of taxes	(74,347)	(9,542,748)	(8,908,703)
Net Loss	(8,386,923)	(16,069,070)	(15,379,658)
Less: Net loss attributable to non-controlling interest	(34,271)	(427,335)	(750,603)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(8,352,652)	$(15,641,735)	$(14,629,055)

Comprehensive Loss:
Net Loss	$(8,386,923)	$(16,069,070)	$(15,379,658)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,145,186	223,433	(1,183,819)
Comprehensive Loss	(7,241,737)	(15,845,637)	(16,563,477)
Less: Comprehensive loss attributable to non-controlling interest	(44,759)	(339,231)	(680,918)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(7,196,978)	$(15,506,406)	$(15,882,559)

Net loss attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(8,312,576)	(6,526,322)	(6,470,955)
Discontinued operations	(40,076)	(9,115,413)	(8,158,100)
Total	$(8,352,652)	$(15,641,735)	$(14,629,055)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(10.1)	(81.1)	(166.8)
Discontinued operations	(0.1)	(113.3)	(210.3)
Total	$(10.2)	$(194.4)	$(377.1)

Weighted average number of shares*
Basic and diluted	820,151	80,457	38,801

*	Retroactively adjusted for effect of a 10-for-1 forward split on March 7, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Class A Common Shares*		Class B Common Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total
	Number	Amount	Number	Amount	Capital	Reserve	Deficit	Loss	Interest	Equity
Balance at December 31, 2021	28,965	$28,965	-	$-	$46,776,171	$1,230,387	$(33,347,984)	$(1,135,386)	$532,125	$14,084,278
Net loss	-	-	-	-	-	-	(14,629,055)	-	(750,603)	(15,379,658)
Conversion of convertible debt	1,359	1,359	-	-	1,797,955	-	-	-	-	1,799,314
Issuance of common shares for acquisition of REIT Mingde	2,580	2,580	-	-	(2,580)	-	-	-	-	-
Issuance of common shares in private placements	5,970	5,970	-	-	3,576,030	-	-	-	-	3,582,000
Issuance of common shares for services	500	500	-	-	734,500	-	-	-	-	735,000
Share-based compensation	4,025	4,025	-	-	3,292,450	-	-	-	-	3,296,475
Appropriation to statutory reserve	-	-	-	-	-	22,782	(22,782)	-	-	-
Shareholders’ contribution	-	-	-	-	-	-	-	-	815,814	815,814
Purchase of 30% non-controlling interest in Xinyi REIT	-	-	-	-	(2,843,432)	-	-	-	168,632	(2,674,800)
Change in equity related to dissolution of Dingxuan and REIT Xiong’an	-	-	-	-	-	(186,615)	186,615	-	(75)	(75)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,253,504)	69,685	(1,183,819)
Balance at December 31, 2022	43,399	$43,399	-	$-	$53,331,094	$1,066,554	$(47,813,206)	$(2,388,890)	$835,578	$5,074,529
Net income	-	-	-	-	-	-	(15,641,735)	-	(427,335)	(16,069,070)
Fractional share issued for reverse share split	154	154	-	-	(154)	-	-	-	-	-
Issuance of common shares in private placements	20,000	20,000	-	-	6,580,000	-	-	-	-	6,600,000
Conversion of convertible debt	27,966	27,966	-	-	4,083,116	-	-	-	-	4,111,082
Issuance of common shares for services	24,000	24,000	-	-	2,787,200	-	-	-	-	2,811,200
Share-based compensation	5,000	5,000	-	-	2,095,000	-	-	-	-	2,100,000
Appropriation to statutory reserve	-	-	-	-	-	6,341	(6,341)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	135,329	88,104	223,433
Balance at December 31, 2023	120,519	$120,519	$-	$-	$68,876,256	$1,072,895	$(63,461,282)	$(2,253,561)	$496,347	$4,851,174
Net income	-	-	-	-	-	-	(8,352,652)	-	(34,271)	(8,386,923)
Fractional share issued for reverse shares split	5,642	5,642	-	-	(5,642)	-	-	-	-	-
Issuance of Class B common shares in private placement	-	-	1,000,000	10,000	-	-	-	-	-	10,000
Issuance of common shares in private placements	1,659,520	1,659,520	-	-	27,730,918	-	-	-	-	29,390,438
Issuance of common shares for services	126,857	126,857	-	-	1,940,909	-	-	-	-	2,067,766
Issuance of common shares to employees and officers	18,726	18,726	-	-	267,163	-	-	-	-	285,889
Disposal of subsidiaries	-	-	-	-	-	-	-	1,012,744	(451,587)	561,156
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,155,674	(10,489)	1,145,186
Balance at December 31, 2024	1,931,264	$1,931,264	$1,000,000	$10,000	$98,809,604	$1,072,895	$(71,813,934)	$(85,143)	$-	$29,924,686

*	Retroactively adjusted for effect of a 10-for-1 forward split on March 7, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,386,923)	$(16,069,070)	$(15,379,658)
Less: Net loss from discontinued operations	74,347	9,542,748	8,908,703
Net loss from continuing operations	(8,312,576)	(6,526,322)	(6,470,955)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	32,464	3,838	-
Change in fair value of convertible debt	-	(47,813)	467,383
Convertible debt issuance cost	-	145,569	415,500
Accrued interest for convertible debt	-	90,638	194,117
Share-based compensation	2,353,655	4,911,200	4,031,475
Change in allowance for credit losses	199,812	(22,306)	5,147
Loss from disposal subsidiary	3,577,279	-	-
Amortization of operating lease right-of-use assets	8,338	4,943	-
Changes in operating assets:
Accounts receivable	(258,182)	-	-
Advances to suppliers	(528,800)	(922)	3,138
Inventories	-	44,588	(44,588)
Prepayments and other current assets	4,438,961	(4,730)	(26,813)
Changes in operating liabilities:
Advances from customers	1,229,667	72,300	(96,091)
Accounts payable	3,668	75,276	36,250
Accounts payable - related party	(3,039)	3,089	-
Accrued expenses and other liabilities	526,623	322,760	-
Taxes payable	2,473	51,380	(25,771)
Operating lease liabilities	-	(42,367)	-
Net cash provided by (used in) operating activities from continuing operations	$3,270,343	$(918,879)	$(1,511,208)
Net cash used in operating activities from discontinued operations	$(193,061)	$(10,671,866)	$(8,450,627)
Net cash provided by (used in) operating activities	$3,077,282	$(11,590,745)	$(9,961,835)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	80,000	-	-
Purchase of property and equipment	-	(46,831)	-
Purchase of intangible assets	(7,392,915)	(395)	-
Prepayment made on construction in process	(6,759,737)	-	-
Deposits made for business acquisitions	(18,520,126)	-	-
Net cash used in investing activities from continuing operations	$(32,592,778)	$(47,226)	$-
Net cash provided by (used in) investing activities from discontinued operations	$(987,511)	$398,909	$4,242,703
Net cash provided by (used in) investing activities	$(33,580,289)	$351,683	$4,242,703

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from share issuance	29,400,438	6,600,000	3,582,000
Proceeds from third-party loans	111,178	112,980	10,402
Repayment of third-party loans	(111,178)	-	-
Shareholder contribution	-	-	815,814
Proceeds from issuance of convertible debt	-	-	3,000,000
Proceeds from related party loans	866,864	503,943	332,876
Repayment to related party loans	(532,253)	(652,082)	-
Net cash provided by financing activities from continuing operations	$29,735,049	$6,564,841	$7,741,092
Net cash provided by (used in) financing activities from discontinuing operations	$47,457	$5,900,479	$(2,985,277)
Net cash provided by financing activities	$29,782,506	$12,465,320	$4,755,815

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(21,813)	73,516	619,717

NET INCREASE (DECREASE) IN CASH	(742,314)	1,299,774	(343,600)
CASH, BEGINNING OF YEAR	$1,413,669	$113,895	$457,495
CASH, END OF YEAR	$671,355	$1,413,669	$113,895

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$3,183	$-	$195,319
Income tax paid	$-	$-	$-

Non-Cash Investing Activities
Right-of-use assets obtained in exchange for operating lease obligations	-	42,367	-
Addition to intangible assets through long term account payable	$389,121	$-	$-
Common shares issued for conversion of debt	$-	$4,111,080	$1,799,314

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subsidiaries are collectively referred to as the Company. ReTo, through its subsidiaries, is engaged in manufacture and distribution of ecological environment protection equipment, intelligent mining equipment and related consultation and technological services for the years ended December 31, 2024,2023 and 2022.

As of December 31, 2024, the consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc.	British Virgin Islands	Parent
New REIT International Co., Limited (“New REIT”)**	Hong Kong, China	100%
Sunoro Holdings Limited (“Sunoro Holdings”)	Hong Kong, China	100%
Beijing ReTo Hengda Technology Co., Ltd. (“Reto Hengda”)*	Beijing, China	100%
Beijing REIT Equipment Technology Co., Ltd. (“REIT Equipment”)	Beijing, China	100%
Honghe ReTo Ecological Technology Co., Ltd. (“Honghe ReTo”)	Yunnan, China	100%
Beijing ReTo Hengye Technology Co., Ltd., (“ReTo Hengye”)*	Beijing, China	100%

●

* On April 8, 2025, Sunoro Hengda (Beijing) Technology Co., Ltd. was renamed to “Beijing ReTo Hengda Technology Co., Ltd.”

* On April 10, 2025, Senrui Bochuang (Beijing) Technology Co., Ltd. was renamed to “Beijing ReTo Hengye Technology Co., Ltd.,”

●	** On January 29, 2024, the Company registered a new subsidiary in Hong Kong named “New REIT”

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

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests’ operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

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

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, advances to suppliers, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the input method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash deposited in major third-party payment processing platforms such as Alipay. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

Accounts Receivable, Net

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. Accounting Standards Codification (“ASC”) 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable was recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $108,936 and $279 as of December 31, 2024 and 2023, respectively.

Advances to Suppliers, Net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for services and materials are short-term in nature. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continuing operations amounted to $2,740 and $2,817 as of December 31, 2024 and 2023, respectively.

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

Intangible Assets

Intangible assets consist primarily of an acquired concession right on forest land and software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Concession right on forest land	37 years
Software	10 years

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

The Company reviews long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

Long-term Investment in Equity Investee (Discontinued Operations)

The Company’s long-term investments include equity method investments and equity investments without readily determinable fair values.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost, and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

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

As of December 31, 2024 and 2023, the Company’s long-term investment amounted to nil and $2,337,451, respectively, representing 41.67% ownership in Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”). On September 7, 2020, the Company acquired such equity interest from an original shareholder of Shexian Ruibo and the original shareholder of Shexian Ruibo. Shexian Ruibo manufactures and sells eco-friendly construction materials in the PRC. The Company accounted for the investments using the equity method because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the years ended December 31, 2024, 2023 and 2022, the investment loss from Shexian Ruibo was $117,082, $95,031 and $46,209, respectively.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee, other company specific information such as recent financing rounds, the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. As of December 31, 2024 and 2023, the Company did not recognize any impairment on its equity investment.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers, accounts payable, accrued expenses and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value on December 31, 2024 and 2023 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

The Company elected the fair value option to account for its convertible loans (Note 11). The Company engaged an independent valuation firm to perform the valuation. The convertible loans are classified as level 3 instruments, as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

As the inputs used in developing the fair value for level 3 instruments are unobservable and require significant management estimation, a change in these inputs could result in a significant change in the fair value measurement.

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

The Company’s revenues from continuing operations are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment are delivered and control is transferred. The Company generally provides a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separate performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification, and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2024, 2023 and 2022.

●	Revenue from technological consulting and other services

The Company recognizes revenue when technological consulting and other services are rendered and accepted by the customers.

The following summarizes the Company’s revenue by nature from continuing operations:

	For the Year Ended December 31,
	2024	2023	2022
Machinery and equipment	$1,176,070	$10,781	$204,495
Technological consulting and other services	652,906	-	-
Total revenue	$1,828,976	$10,781	$204,495

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established in accordance with the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are included in accounts receivable. Contract liabilities are recognized for contracts for which payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2024 and 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses as a part of selling and general and administrative expenses in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $20,406, $11,333 and $256 for the years ended December 31, 2024, 2023 and 2022, respectively.

Government Grants

Government grants represent cash subsidies received from the PRC government or related institutions. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local governments have provided for a specific purpose, such as research and development, are recorded as other non-current liabilities when received and recognized as other income or a reduction of related expense when the specific performance is met.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, the tax years ended December 31, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, and VAT rates range up to 13%, starting from April 1, 2019, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Loss per Share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023 and 2022, the Company had no dilutive security outstanding that could potentially dilute EPS in the future. Since Class B ordinary shareholder has no rights to any dividend, therefore, the Class B ordinary shares were excluded from the calculation of basic and diluted loss per share.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in the PRC are determined using Renminbi (“RMB”), the local currency, as the functional currency. ReTo, New REIT and Sunoro Holdings use U.S. Dollars (“US$”) as their functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ (“$”) and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2024	December 31, 2023	December 31, 2022

Year-end spot rate	US$1=RMB 7.2993	US$1=RMB 7.0999	US$1=RMB 6.8972
Year-end spot rate (discontinued operations)	US$1= Indian Rupee (“INR”) 85.55	US$1=INR 83.19	US$1=INR 82.72
Average rate	US$1=RMB 7.1957	US$1=RMB 7.0809	US$1=RMB 6.7290
Average rate (discontinued operations)	US$1=INR 83.66	US$1=INR 82.57	US$1=INR 78.58

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Discontinued Operations

The Company reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to consolidated financial statements refers to the Company’s continuing operations. Refer to Note 4 for additional information.

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 for the year ended December 31, 2024.

The Company’s Chief Executive Officer or chief operating decision-maker (“CODM”) reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole after the discontinued operation (Note 4) and hence, the Company’s CODM has determined the Company has one reportable segment and the Company operates and manages its business in the PRC as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC, no geographical segments are presented.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations and Credit Risk

A majority of the Company’s transactions are denominated in RMB, and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2024 and 2023, $665,968 and $57,615 of the Company’s cash and cash equivalents was deposited at financial institutions in the PRC. These deposits were insured per the PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank.

For the year ended December 31, 2024, two customers accounted for 36% and 13% of the Company’s total revenue, respectively. For the year ended December 31, 2023, one customer accounted for 79% of the Company’s total revenue. For the year ended December 31, 2022, one customer accounted for 100% of the Company’s total revenue.

As of December 31, 2024, four customers accounted for 37%, 23%, 22% and 12% of the Company’s consolidated accounts receivable, respectively. As of December 31, 2023, one customer accounted for 100% of the Company’s consolidated accounts receivable.

For the year ended December 31, 2024, the Company purchased approximately 68% and 13% of its raw materials from two major suppliers, respectively. For the year ended December 31, 2023, the Company purchased approximately 83% and 14% of its raw materials from two major suppliers, respectively. For the year ended December 31, 2022, the Company purchased approximately 99% of its raw materials from one major supplier.

As of December 31, 2024, two suppliers accounted for 58% and 33% of the total accounts payable balance, respectively. As of December 31, 2023, two suppliers accounted for 64% and 36% of the total accounts payable balance, respectively.

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

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2024, the Company’s revenue increased by approximately $1.8 million, or 16,865%, from approximately $10,781 in the year ended December 31, 2023 to approximately $1.8 million in the year ended December 31, 2024; its gross profit from continuing operations increased by approximately $0.8 million, or 53,450%, from approximately $1,541 in the year ended December 31, 2023 to approximately $0.8 million for the year ended December 31, 2024; and its gross margin for the year ended December 31, 2024 increased to 45% from 14% for the prior year. For the years ended December 31, 2024 and 2023, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to changes in the market conditions of its customers and suppliers. As a result, for the years ended December 31, 2024, 2023 and 2022, the Company reported a net loss of approximately $8.4 million, $16.1 million and $15.4 million, respectively. As of December 31, 2024, the Company had a working deficit of approximately $2.6 million.

As of December 31, 2024, the Company had cash of approximately $0.7 million. In addition, the Company had outstanding accounts receivable of approximately $0.1 million, of which approximately $0.1 million, or 100%, were subsequently collected and became available for use as working capital. As of December 31, 2024, the Company had no outstanding bank loans.

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

NOTE 4 – DISCONTINUED OPERATIONS

The Company’s subsidiary REIT Holdings (China) Limited (“REIT Holdings”) and its subsidiaries were primarily engaged in municipal construction material sales business, municipal construction projects and equipment manufacture and sales business. On December 31, 2024, the Company, with the Board approval, sold its 100% ownership interest in REIT Holdings to a third-party buyer (the “Buyer”), a less-than 5% Class A shareholder of the Company, for a cash consideration of $80,000 (based on the valuation assessed by a third party valuation firm), which was fully paid by the Buyer by December 31, 2024. The disposition was completed on December 31, 2024. The Company recorded a loss from the disposition of $3,577,279 for the year ended December 31, 2024.

The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2022 and 2023 were reported as loss from discontinued operations.

The results of discontinued operations of REIT Holdings for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Year Ended December 31,
	2024	2023	2022
Revenues	$2,429,726	$3,225,505	$6,269,178
Cost of revenues	1,249,372	3,016,974	5,463,660
Gross profit	1,180,354	208,531	805,518
Operating expenses	897,658	5,070,857	10,186,565
Gain (loss) from discontinued operations	282,696	(4,862,326)	(9,381,047)
Other income (loss), net	(373,467)	(4,697,061)	454,782
Loss before tax	(90,771)	(9,559,387)	(8,926,265)
Income tax benefit	(16,424)	(16,639)	(17,562)
Net loss from discontinued operations	$(74,347)	$(9,542,748)	$(8,908,703)

 RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATIONS (continued)

Assets and liabilities of the discontinued operations of REIT Holdings as of December 31, 2023 were as follows

As of December 31,
2023
Cash	$1,261,182
Accounts receivable, net	1,062,237
Accounts receivable - related party	108,188
Advance to suppliers, net	5,291,192
Advances to suppliers - related party	1,807,965
Prepaid expenses and other current assets	179,714
Inventories	136,191
Current assets of discontinued operations	9,846,669
Property and equipment, net	7,723,749
Intangible assets, net	4,449,857
Long-term investment	2,337,451
Right of use assets	194,478
Non-current assets of discontinued operations	14,705,535
Total assets of discontinued operations	$24,552,204

Short term bank loans, net	$5,387,400
Third-party loan	852,125
Advances from customers	1,711,034
Advances from customers - related party	344,051
Deferred grant - current portion	191
Accounts payable	2,939,439
Taxes payable	1,732,802
Accrued liabilities and other payables	1,848,218
Deferred tax liabilities	299,622
Lease liabilities - current	89,500
Current liabilities of discontinued operations	15,204,382
Long-term third-party loans	2,864,488
Lease liabilities - non-current	103,830
Non-current liabilities of discontinued operations	2,968,318
Total liabilities of discontinued operations	$18,172,700

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Trade accounts receivable	$254,789	$279
Less: Allowance for doubtful accounts	(108,936)	(279)
Accounts receivable, net	$145,853	$-

The Company’s accounts receivable balance as of December 31, 2024 has been fully collected subsequently.

Allowance for credit losses movement is as follows:

	For the Year ended December 31, 2024	For the Year ended December 31, 2023
Beginning balance	$279	$-
Provision for credit losses	110,229	280
Foreign exchange translation	(1,572)	(1)
Ending balance	$108,936	$279

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – DEPOSITS FOR BUSINESS ACQUISITION

On August 31, 2024, the Company made prepayments in aggregate of $18,520,126 to Sunflower Energy Holding Limited (“Sunflower”) as deposits to secure potential business acquisitions. Subsequently on April 25, 2025, the Company completed a business acquisition of 51% equity interest in MeinMalzeBier Holdings Limited (“MeinMalzeBier”), which was controlled by a shareholder of the Sunflower. In connection with the acquisition of MeinMalzeBier, the Company is obligated to pay cash consideration of $3,978,000, which was deducted from the deposit made by the Company. In addition, the Company issued 4,680,000 Class A ordinary shares as part of its purchase consideration (Note 17) on April 25, 2025.

NOTE 7 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production of construction materials for the Company’s construction projects, which consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Prepayment for raw material purchase	$524,930	$3,739
Less: Allowance for credit losses	(2,740)	(2,817)
Advances to suppliers, net	$522,190	$922

Our suppliers generally require refundable prepayments from us before delivery of goods or services. It usually takes 3 to 6 months for the suppliers to deliver raw materials for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

The changes of allowance for doubtful accounts for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Beginning balance	$2,817	$2,900
Foreign exchange translation	(77)	(83)
Ending balance	$2,740	$2,817

NOTE 8 – LEASE

The Company has several operating leases for manufacturing facilities, dormitories and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended December 31, 2024, 2023 and 2022 was $8,338, $4,943 and nil, respectively.

The Company’s operating leases primarily include leases for dormitories, office space and manufacturing facilities. The current portion of operating lease liabilities is presented on the consolidated balance sheet. For the year ended December 31, 2024, total lease expense amounted to $8,338, which included nil of interest, $8,338 of amortization expense of ROU assets and short-term lease expense of nil. For the year ended December 31, 2023, total lease expense amounted to $4,943, which included nil of interest, $4,943 of amortization expense of ROU assets and short-term lease expense of nil. Total cash paid for operating leases amounted to nil and $42,367 for the years ended December 31, 2024 and 2023, respectively. Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2024
Right-of-use assets	$28,085

Operating lease liabilities - current	$-
Operating lease liabilities - non-current	-
Total operating lease liabilities	$-

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.96
Weighted average discount rate	7.42%

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Office and electronic equipment	18,146	18,655
Leasehold improvement	27,812	28,592
Subtotal	45,958	47,247
Less: Accumulated depreciation	(23,932)	(9,125)
Impairment of fixed assets	(529)	(543)
Property, plant and equipment, net	$21,497	$37,579

Depreciation expense was $15,274, $3,575 and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Concession right on forest land (i)	$7,671,969	$-
Software		395
Total	7,671,969	-
Less: Accumulated amortization	(17,202)	(263)
Intangible assets, net	$7,654,767	$132

(i)	On December 3, 2024, the Company acquired a concession right on forest land from a third party for consideration of $7,671,969. The concession right with a finite useful life of 37 years gives the Company rights to operate in the designated forests in the PRC.

Amortization expense was $17,190, $263 and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2025	$206,421
2026	206,421
2027	206,421
2028	206,421
2029	206,421
Thereafter	6,622,662
Total	$7,654,767

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – CONVERTIBLE LOANS

July 2021 Debenture

On July 6, 2021, the Company entered into another securities purchase with the Debenture Holder for the issuance of a Convertible Debenture (the “July 2021 Debenture”) in the aggregate principal amount of up to $2,500,000 with a maturity date of twelve months after the issuance thereof, provided that in case of an event of default, the July 2021 Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the July 2021 Debenture and a one-time due diligence and structuring fee of $5,000 at the closing.

The principal balance of $1,130,000 of the July 2021 Debenture was converted into 1,386 common shares of the Company for the year ended December 31, 2021. The remaining balance of $1,370,000 of the July 2021 Debenture was converted into 1,068 common shares of the Company during the year ended December 31, 2022.

March 2022 Note

On March 10, 2022, the Company entered into a securities purchase agreement with an accredited investor for the issuance of a Convertible Promissory Note (the “Note”) in the aggregate principal amount of $3,105,000 with a maturity date of twelve months after the payment of the purchase price for the Note, which will be converted into Company’s common shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to the investor to cover legal fees, accounting fees, due diligence etc. On October 13, 2022, the Company entered into a standstill agreement with the investor. Pursuant to the standstill agreement, the investor will not seek to convert any portion of the Note for a period beginning as of the date of the agreement and ending on December 10, 2022 (the “Standstill Period”). Balance of the Note were increased by $310,500.00 (the “Standstill Fee”) as of the date of the agreement. The fair value of the Note was $3,922,686 as of December 31, 2022. On May 26, 2023, the Company entered into an extension agreement with the investor to extend the maturity date until March 10, 2024. Balance of the Note were increased by $145,569 as of the date of the agreement.

The principal balance of $100,000 of the March 2022 Note was converted into 291 common shares of the Company on December 20, 2022. The remaining balance of $3,461,069 was converted into 27,966 common shares of the Company during the year ended December 31, 2023.

For the years ended December 31, 2024, 2023 and 2022, due to the change in fair value of convertible debentures, the Company recorded an unrealized gain (loss) of nil, $47,813 and ($467,383) in other expense, respectively. Interest expense recognized for these convertible debentures for the years ended December 31, 2024, 2023 and 2022 was nil, $90,638 and $194,117, respectively.

NOTE 12 – LOANS FROM THIRD PARTIES - CURRENT

Loans from Third Parties	As of December 31, 2024	As of December 31, 2023
Honghe County Yisa Hengtong Decoration Company	$109,600	$112,678
Less: Loans from third parties-non-current	-	(112,678)
Loans from third parties - current	$109,600	$-

On May 26, 2023, the Company entered into a loan agreement with Honghe County Yisa Hengtong Decoration Company to borrow $112,678 as a working capital loan for two years. The loan is from May 26, 2023 to May 5, 2025 and bears an annual interest of 1%. The loan was fully repaid in June 2024. On May 6, 2024, the Company entered into a new loan agreement with Honghe County Yisa Hengtong Decoration Company to borrow $109,600 as working capital loan in free and due on May 5, 2025. The loan was renewed to May 5, 2026.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

ReTo was incorporated in the British Virgin Islands and is exempt from paying income tax New REIT and Sunoro Holdings are registered in Hong Kong as holding companies.

The Company’s PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the EIT Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%.

The following table reconciles income tax expense by statutory rate to the Company’s actual income tax expense:

	For the Year Ended December 31,
	2024	2023	2022
Income tax benefit computed based on PRC statutory income tax rate	$(2,078,144)	$(1,631,581)	$(1,621,594)
Effect of favorable income tax rate in certain entity in PRC	-	-	-
Non-PRC entities not subject to PRC tax (1)	1,768,565	1,596,505	1,611,361
Non-deductible expenses - permanent difference (2)	1,393	243	-
Change in valuation allowance	308,186	34,833	10,233
Effective tax (benefit) expense	$-	$-	$-

(1)	Represents the tax losses incurred from operations outside of China.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

The breakdown of the Company’s loss before income tax provision is as follows:

	For the Year Ended December 31,
	2024	2023	2022
Loss before income tax expense from China	$(1,238,315)	$(140,301)	$(40,933)
Loss before income tax expense from outside of China	(7,074,261)	(6,386,021)	(6,430,022)
Total loss before income tax provision	$(8,312,576)	$(6,526,322)	$(6,470,955)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred by ReTo holdings companies incorporated outside of China.

The income tax provision (benefit) was nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of December 31, 2024 and 2023.

Deferred tax asset	As of December 31 2024	As of December 31 2023
Allowance for credit loss	$28,051	$922
Tax loss carried forwards	414,904	152,840
Deferred tax assets	442,955	153,762
Valuation allowance	(442,955)	(153,762)
Deferred tax assets, net	$-	$-

(b)	VAT

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

(c)	Taxes payable

The Company’s taxes payable consist of the following:

	As of December 31,	As of December 31,
	2024	2023
VAT tax payable	$71,796	$72,295
Corporate income tax payable	170,370	175,157
Land use tax and other taxes payable	7,462	6,681
Total	$249,628	$254,133

As of December 31, 2024 and 2023, the Company had taxes payable of approximately $0.2 million and $0.2 million, respectively, mostly related to the unpaid income tax and business tax in China. For the years ended December 31, 2024, 2023 and 2022, the Company has not received any penalty or interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

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

NOTE 15 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2024 and 2023 and transactions for the years ended December 31, 2024, 2023 and 2022 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors, and shareholder of the Company
Q Green Techcon Private Limited	A non-controlling shareholder of disposal subsidiary

(2)	Due from related parties

As of December 31, 2024 and 2023, the balance due from related parties was as follows:

	As of December 31, 2024	As of December 31, 2023
Mr. Hengfang Li	$24,048	$358,659

(3)	Sales to related party

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Q Green Techcon Private Limited	$229,600	$-	$--

(4)	Equity grants

On June 4, 2022, the Company issued an aggregate of 1380 Common shares to directors under the 2018 Share Incentive Plan and the 2021 Share Incentive Plan (Note 16).

On March 12, 2023, the Company issued an aggregate of 670 Common shares to directors under the 2022 Share Incentive Plan (Note 16).

On August 12, 2024, the Company issued an aggregate of 1,1000 Common shares to directors under the 2022 Share Incentive Plan (Note 16).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SHAREHOLDERS’ EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,072,895 and $1,072,895 as of December 31, 2024 and 2023, respectively.

Common Shares

ReTo was established on August 7, 2015 under the laws of the British Virgin Islands.

Share redesignation.

On August 4, 2024, the board of directors and our shareholders at the 2024 Annual General Meeting of Shareholders (the “2024 Annual Meeting”) approved the amendment and restatement of its amended Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”) to, among other things, (a) redesignate the existing common shares, par value $0.10 each, as Class A shares, par value $0.10 each (the “Class A Shares”), with the same rights as the existing common shares, including the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders; the right to an equal share in any dividend paid by the Company; and the right to an equal share in the distribution of the surplus assets of the Company on its liquidation, and (b) create an additional 2,000,000 shares each to be designated as Class B shares, par value $0.01 each (the “Class B Shares”), with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation. The Company has retroactively reflected the above changes made to the Company’s capital structure in the consolidated financial statements as of the earliest period presented.

Immediately after the share redesignation, the Company has an unlimited authorized number of Class A shares with par value of $0.10 each and 2,000,000 authorized Class B shares with par value of $0.01 each.

Issuance of Class B shares

On August 14, 2024, as approved by the Company’s board of directors and on the 2024 Annual Meeting, the Company issued 1,000,000 Class B Shares to REIT International Development (Group) Co., Limited for a total consideration of $10,000. The issuance of the Class B Shares was in reliance on the registration exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Share Combinations

On May 9, 2023, the Company implemented a combination of its authorized, issued and outstanding common shares at a ratio of ten-for-one so that every ten shares (or part thereof) authorized and issued were combined into one share (with the fractional shares rounding up to the next whole share) (the “2023 Share Combination”). The Company’s common shares began trading on a post-combination basis on May 12, 2023. As a result of the 2023 Share Combination, the Company’s authorized shares were changed from 200,000,000 common shares, par value $0.001 per share, to 20,000,000 common shares, par value $0.01 per share.

On July 31, 2023, the Company’s board of directors approved a change of the maximum number of shares that the Company is authorized to issue from 20,000,000 shares of a single class each with a par value of $0.01 to an unlimited number of shares of a single class each with a par value of $0.01, effective July 31, 2023.

On February 1, 2024, the Company’s board of directors approved another combination of common shares on a ten-to-one basis (the “2024 Share Combination”). The Company’s common shares began trading on a post combination basis on March 1, 2024. As a result of the 2024 Share Combination, each ten pre-combination common shares of the Company were automatically combined into one common share without any action on the part of the holders, with par value of the common shares of the Company changing from $0.01 per share to $0.1 per share.

On February 11, 2025, the Company’s board of directors approved another combination of common shares on a ten-to-one basis (the “2025 Share Combination”). The Company’s common shares began trading on a post-combination basis on March 7, 2025. As a result of the 2025 Share Combination, each ten pre-combination common shares of the Company were automatically combined into one common share without any action on the part of the holders, with par value of the common shares of the Company changing from $0.1 per share to $1.0 per share

The share number and share-related data in the financial statements have been adjusted to reflect the above share combinations.

As of December 31, 2024 and 2023, 1,931,264 and 120,519 Class A common shares, respectively, were issued and outstanding.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SHAREHOLDERS’ EQUITY (continued)

Equity Grants

On April 22, 2022, the Company’s board of directors approved the issuance of an aggregate of 1,025 common shares to its employees for their services under the 2018 Share Incentive Plan and also approved the issuance of an aggregate of 3,000 common shares to its employees, officers and directors for their services under the 2021 Share Incentive Plan, both of which were registered under the registration statement on Form S-8 which was filed with the SEC on April 26, 2022. The Company issued an aggregate of 4,025 common shares between May 9, 2022 and June 4, 2022 and recognized share-based compensation expenses of $3,296,475 related to the issuance.

On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 5,000 common shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $2,100,000.

On June 7, 2024, the Company’s board of directors approved the issuance of an aggregate of 18,726 common shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan. For the period from June 24, 2024 to August 12, 2024, the Company issued an aggregate of 18,726 Class A common shares, and the Company recognized share-based compensation expenses of $285,889.

Issuances for Consulting Services

In April 2021, the Company entered into a consulting service agreement with Geniusland International Capital Ltd. (“Geniusland”). Pursuant to the agreement, Geniusland would assist the Company with strategic initiatives over the service period between January 23, 2021 and January 24, 2024. For the first-year service, the Company issued 1,000 common shares valued at $1,330,000 based on the fair market price of the Company’s common shares, at $1,330 per share on April 9, 2021. In January 2022, the Company revised the consulting service agreement with Geniusland. Pursuant to the new agreement, the service ceased on March 28, 2022. For the service provided between December 29, 2021 and March 28, 2022, the Company issued 500 common shares valued at $735,000 based on the fair market price of the Company’s common shares, at $1,470 per share on January 3, 2022. Share-based compensation is amortized over the service period. For the years ended December 31, 2023, 2022 and 2021, the Company recognized share-based compensation expenses of nil, $735,000 and $1,330,000, respectively.

On February 27, 2023, the Company entered into a consulting service agreement with Express Transportation Ltd. (“ETL”). Pursuant to the agreement, ETL agreed to provide feasibility, analysis and risk management services for investment projects in mainland China in exchange for 2,000 common shares, which were issued on March 8, 2023. Share-based compensation is amortized over the service period. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $840,000.

On February 27, 2023, the Company entered into a consulting service agreement with Maxleed Investment Holding Ltd. (“MIHL”). Pursuant to the agreement, MIHL agreed to provide strategy, due diligence, business expansion and optimization services in exchange for 2,000 common shares, which were issued on March 8, 2023. Share-based compensation is amortized over the service period. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $840,000.

On September 25, 2023, the Company entered into a consulting service agreement with SevenBull, Inc. (“SevenBull”), pursuant to which the Company agreed to issue 20,000 common shares of the Company to the consulting firm as consideration for its business consulting services. The Company issued 20,000 common shares valued at $1,131,200 based on the fair market price of the Company’s common shares, at $56.6 per share on October 3, 2023. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $1,131,200.

On September 6, 2024, the Company entered into a consulting service agreement with Jaash Investment Limited (“Jaash Investment”), pursuant to which the Company agreed to issue 126,857 common shares of the Company to the consulting firm as consideration for its business consulting services. The Company issued 126,857 common shares valued at $2,067,766 based on the market price of the Company’s common shares on September 6, 2024. For the year ended December 31, 2024, the Company recognized the related share-based compensation expenses of $2,067,766.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SHAREHOLDERS’ EQUITY (continued)

Acquisition of REIT Mingde

On December 27, 2021, the Company entered into an acquisition agreement to acquire 100% equity interest in REIT Mingde and its subsidiaries from two unrelated parties for a consideration of $1,569,000 (or RMB 10 million). REIT Mingde, through its subsidiaries, is primarily engaged in providing roadside assistance services and software development services. The acquisition was completed on December 28, 2021. In lieu of cash consideration of RMB 10 million, the Company issued an aggregate of 2,580 common shares to the sellers, based on a price of $610 per share and the exchange rate of RMB 6.39 per USD 1 on February 22, 2022.

Private Placements

Private placement in 2022

On May 25, 2022, the Company issued 5,970 common shares to Hainan Tashanshi Digital Information Co., Ltd. at $600 per share for aggregate gross proceeds of $3,582,000.

Private placement in 2023

On May 18, 2023, the Company entered into a securities purchase agreement. Pursuant to the agreement, the Company issued 20,000 common shares at $330 per share for aggregate gross proceeds of $6,600,000, which were issued on May 25, 2023.

Private placements in 2024

On September 29, 2023, the Company entered into a securities purchase agreement to sell an aggregate of 150,000 common shares at a price of $100.0 per share to certain investors (the “September 2023 Offering”). On March 13, 2024, the Company entered into an amendment to the September 2023 Offering with such investors to change the subscription price from $100.0 to $40.0 and to change the terms of the closing of the October 2023 Offering, and the Company closed the October 2023 Offering with gross and net proceeds of $6,000,000. In addition, in a concurrent private placement (the “Concurrent Private Placement”) on September 29, 2023, the Company agreed to sell to certain other investors an aggregate of 100,000 common shares, par value $1.0, at $100.0 per share. On March 13, 2024, the Company entered into an amendment to the Concurrent Private Placement with such investors to change the subscription price from $100.0 to $40.0, and the Company closed the Concurrent Private Placement with gross proceeds of $4,000,000 and net proceeds of $3,939,062.

On August 30, 2024, the Company entered into an offering agreement. Pursuant to the agreement, the Company issued 1,409,520 common shares at $13.8 per share for aggregate gross and net proceeds of $19,451,376. The shares were issued on September 6, 2024.

For the year ended December 31, 2024, the Company issued an aggregate of 1,659,520 Class A shares for private placements with total net proceeds of $29,390,438.

Conversion of Convertible Debentures

During the year ended December 31, 2023, the Company issued an aggregate of 27,966 common shares for conversion of the $4,111,082 convertible debentures based on the conversion price ranging from $87.1 to $292 (see Note 11).

During the year ended December 31, 2022, the Company issued an aggregate of 1,359 common shares for conversion of $1,799,314 convertible debentures based on the conversion price ranging from $343.9 to $1,401.4 (see Note 11).

Purchase of Non-controlling Interest in Xinyi REIT

On April 8, 2022, the Company signed an agreement with the minority shareholder of Xinyi REIT. Pursuant to the agreement, the Company agreed to purchase the minority shareholder’s 30% equity interest in Xinyi REIT for an aggregate consideration of RMB 18 million.

Non-controlling Shareholder Contribution

On April 6, 2022, Hainan Shi Yuan Tong Da Ye Feng Private Equity Partnership (Limited Partnership) signed an investment agreement with REIT Mingde to invest RMB 5 million (approximately $0.8 million) into REIT Mingde’s then subsidiary Hainan Fangyuyuan in exchange for 10% equity interest.

NOTE 17 – SUBSEQUENT EVENTS

On April 25, 2025, ReTo entered into a Share Exchange Agreement (the “Share Exchange Agreement”) to acquire 51% equity interest in MeinMalzeBier, a British Virgin Islands business company, from its original shareholders (the “Seller”). Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein, the purchase consideration consisted of (i) an amount in cash equal to $3,978,000 (the “Cash Consideration”) and (ii) issuance of 4,680,000 of the Company’s Class A Shares (the “Exchange Shares”) with earnout and escrow conditions at a price $3.40 per share (the “Share Consideration” and together with the Cash Consideration, the “Total Purchase Consideration”). MeinMalzeBier, through its subsidiaries in the PRC, is engaged in the business of selling craft beers and beer machines in the PRC.