Form 20-F
period 2025-12-31
ReTo Eco-Solutions, Inc.
filed 2026-05-01
CIK 1687277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

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

Xinyang Li

X-702, Tower A, 60 Anli Road, Chaoyang District

Beijing, People’s Republic of China 100101

(+86) 10-64827328

Email: ir@reit.cc

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A shares, no par value	RETO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2025, 1,887,989 Class A shares and 1,000,000 Class B shares were issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

CERTAIN TERMS AND CONVENTIONS

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“Act” refers to The BVI Business Companies Act, 2004 (as amended);

●	“Beijing REIT” refers to Beijing REIT Technology Development Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings (China) Limited prior to the December 2024 Divestiture (defined below);

●	“BVI” refers to the British Virgin Islands;

●	“China” or the “PRC” refers to the People’s Republic of China and the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Class A Shares” refers to Class A shares, no par value, of ReTo (defined below);

●	“Class B Shares” refers to Class B shares, par value US$0.01 each, of ReTo (defined below);

●	“common share” refers to common shares issued in ReTo prior to the 2024 Share Redesignation (defined below);

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“December 2024 Divestiture” refers to the Company’s sale of all of its shares in REIT Holdings (China) Limited to a certain buyer on December 31, 2024;

●	“Dirong” refers to Shenzhen Dirong Century Big Data Technology Co., Ltd., a PRC limited liability company and 100% controlled by MMB HK;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“Honghe ReTo” refers to Honghe ReTo Ecological Technology Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of ReTo Hengda (defined below);

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“M&A” refers to the Memorandum and Articles of Association of ReTo currently in effect, as further amended and/or amended and restated from time to time;

●	“Macau” refers to the Macao Special Administrative Region of the PRC;

●	“MeinMalzeBier” or “MMB” refers to MeinMalzeBier Holdings Limited, a BVI business company, company number 2164603, in which ReTo holds a 51% ownership interest;

●	“Shenzhen MMB” refers to Shenzhen MeinMalzeBier Catering Management Co., Ltd., a PRC limited liability company and 100% controlled by MMB HK;

●	“MMB HK” refers to MeinMalze Bier Global Limited, a Hong Kong limited company and 100% controlled by MMB;

●	“mainland China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“New REIT” refers to New REIT International Co., Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PRC subsidiaries” refers to the Company’s subsidiaries that were incorporated in mainland China;

●	“REIT Equipment” refers to Beijing REIT Equipment Technology Co., Ltd. (formerly known as Beijing REIT Ecological Engineering Technology Co., Ltd. until August 9, 2023), a PRC limited liability company and a wholly owned subsidiary of ReTo Hengda (defined below);

●	“REIT Holdings” refers to REIT Holdings (China) Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo prior to the December 2024 Divestiture;

●	“REIT Ordos” Refers to REIT Ecological Technology Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings prior to the December 2024 Divestiture;

●	“REIT Technology” refers to REIT Technology Development Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Holdings prior to the December 2024 Divestiture;

●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“ReTo” refers to ReTo Eco-Solutions, Inc., a BVI business company (registered in the BVI with company number 1885527);

●	“ReTo Hengda” refers to Beijing ReTo Hengda Technology Co., Ltd. (formerly known as Sunoro Hengda (Beijing) Technology Co., Ltd. until April 8, 2025), a PRC limited liability company and a wholly owned subsidiary of Sunoro Holdings (defined below);

●	“ReTo Hengye” refers to Beijing ReTo Hengye Technology Co., Ltd. (formerly known as Senrui Bochuang (Beijing) Technology Co., Ltd. until April 10, 2025), a PRC limited liability company and a wholly owned subsidiary of ReTo Hengda;

●	“ReTo Global” refers to ReTo Global Holdings, a BVI business company, company number 2183423, and a wholly owned subsidiary of ReTo;

●	“ReTo Xincheng” refers to Beijing ReTo Xincheng Technology Co., Ltd., a PRC limited liability company and 100% controlled by ReTo Hengye;

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Shares” refers to Class A Shares and Class B Shares, collectively;

●	“Sunoro Holdings” refers to Sunoro Holdings Limited, a Hong Kong limited company and a wholly owned subsidiary of ReTo;

●	“U.S. dollars,” “US$” and “$” refer to the legal currency of the United States;

●	“We,” “us,” “our,” or the “Company” refers to ReTo Eco-Solutions, Inc. and its subsidiaries, unless the context requires otherwise; and

●	“Zhangjiakou ReTo” refers to Zhangjiakou ReTo Intelligent Equipment Manufacturing Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of REIT Equipment.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Xinyang Li,” even though, in Chinese, his name would be presented as “Li Xinyang.”

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB6.9931 to US$1.00, the rate published by the Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

Except as otherwise stated in this annual report, all numbers of our Shares and related data have been updated to reflect the 10-for-1 share combination effective May 15, 2023 (the “2023 Share Combination”), the 10-for-1 share combination effective March 1, 2024 (the “2024 Share Combination”), and the 10-for-1 share combination effective March 7, 2025 and the 5-for-1 share combination effective November 3, 2025 (collectively, the “2025 Share Combination”). On August 8, 2024, we (a) redesignated the existing common shares, par value US$0.10 each, as Class A Shares with the same rights as the existing common shares (the “2024 Share Redesignation”) and (b) created an additional 2,000,000 shares each to be designated as Class B Shares, with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation. On May 12, 2025, our board of directors approved to amend and restate our M&A to adjust the par value of its existing Class A Shares from “par value $1.00 each” to “no par value.” On May 13, 2025, we filed the amended and restated M&A to reflect this adjustment with the British Virgin Islands Registrar of Corporate Affairs.

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

v

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Holding Company Structure

ReTo Eco-Solutions, Inc. (“ReTo,” collectively with its consolidated subsidiaries, the “Company,” “we,” “us,” “our” or similar terminology) is a holding company and a business company incorporated in the British Virgin Islands (the “BVI”) with no material operations of its own. We conduct substantially all of our operations through our subsidiaries established in mainland China. Our equity structure is a direct holding structure, that is, ReTo, the BVI entity listed in the U.S., controls New REIT, ReTo Global, Sunoro Holdings and MeinMalzeBier, and their respective PRC operating entities. See “Item 4. Information on the Company—A. History and development of the company” for more details.

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

Cash and Other Assets Transfers between the Holding Company and Its Subsidiaries

For the fiscal years ended December 31, 2025, 2024 and 2023, funds equivalent to approximately $2.7 million, $29.4 million and $0.1 million, respectively, were provided to the PRC subsidiaries as shareholder loans, which were accounted as loan receivable from the respective PRC subsidiary. These funds have been used by the Company’s PRC subsidiaries for their operations.

As of the date of this annual report, there have not been any dividends or other distributions from our subsidiaries. ReTo, as a BVI holding company, may rely on dividends and other distributions on equity paid by its PRC subsidiaries for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, subject to ReTo’s M&A and the Act or to service any expenses and other obligations it may incur.

Within our direct holding structure, the cross-border transfer of funds from ReTo to its PRC subsidiaries is permitted under laws and regulations of the PRC currently in effect. Specifically, ReTo is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements in China. There are no quantity limits on ReTo’s ability to make capital contributions to its PRC subsidiaries under the PRC law and regulations. However, the PRC subsidiaries may only procure shareholder loans from Sunoro Holdings in an amount equal to the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System or 3.5 times of its net assets, at the discretion of such PRC subsidiary.

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

The PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiaries from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

We maintain bank accounts in China, including cash in Renminbi in the amount of approximately RMB347,000 and cash in USD in the amount of approximately US$0.2 million as of December 31, 2025. Funds are transferred between ReTo and its subsidiaries for their daily operation purposes. The transfer of funds between our PRC subsidiaries are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. We have adopted certain cash management policies that dictate the internal approval process on transferring funds between our holding company and our subsidiaries. Such policies dictate the purpose, amount and procedure of cash transfers. Each transfer of cash among our subsidiaries is subject to internal approvals from at least two manager-level personnel, with required procedures including submitting supporting documentation (such as payment receipts or invoices), responsible personnel reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure.

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

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) together with five guidelines, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. Any future securities offerings and listings outside of mainland China by our Company, including but not limited to, follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC or any other PRC governmental authorities with respect to our listing on Nasdaq. As of the date of this annual report, we are in the process of completing the filing procedures with the CSRC in connection with our financings during the fiscal year ended December 31, 2025. The Company is also preparing for the filing with CSRC for the Seven Arrows acquisition completed in February 2026 and expects to submit the filing in short order. As the Trial Measures were newly published and there is uncertainty with respect to the filing requirements and their implementation, we cannot be sure that we will be able to complete such filings in a timely manner, or at all. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

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

Summary of Risk Factors

Set forth below is a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies or in relations between China and the United States;

●	The impact on our operations and value of our Class A Shares by PRC government’s significant oversight, control, intervention and/or influence over our business operation;

●	The complex and evolving laws and regulations regarding privacy and data protection, including China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, that our business is subject to;

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

●	The risks of delisting or the threat of being delisted under the HFCAA if the PCAOB is unable to inspect our auditor;

●	The approval of the CSRC, CAC or other Chinese regulatory agencies which may be required in connection with our offshore offerings under Chinese law and, if required, our inability to obtain such approval or complete such filing;

●	The potential treatment as a resident enterprise for PRC tax purposes under the EIT Law and the risk of being subject to PRC income tax on our global income;

●	Foreign exchange controls in China, which could limit our use of funds that would be raised in future offerings, which could have a material adverse effect on our business;

●	The complex procedures under the PRC laws and regulation in connection with certain acquisitions of China-based companies by foreign investors;

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion, which may restrict or prevent ReTo from making additional capital contributions or loans to its PRC subsidiaries;

●	Any limitation on the ability of our PRC subsidiaries to make payments to us;

●	Fluctuations in exchange rates;

●	The adverse impact on our business by the tensions in international trade and rising political tensions;

●	The potential supply chain disruptions; and

●	Any severe or prolonged downturn in the global or Chinese economy.

Risks Related to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	The potential slowdown of the industries in which our customers operate;

●	Any decline in the availability or increase in the cost of raw materials;

●	Any disruption in the supply chain of raw materials and our products;

●	Geopolitical instability and armed conflict in the Middle East;

●	Inability to generate sufficient cash flows or obtain sufficient financing to satisfy our significant cash commitments under our material agreements;

●	Expansion into new business lines and industries outside our historical experience;

●	Wage increases in China;

●	Our reliance on a limited number of vendors and the potential loss of any significant vendor;

●	Certain risks in collecting our accounts receivable;

●	Failure to protect our intellectual property rights;

●	The substantial doubt about our ability to continue as a going concern in the report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2025, 2024 and 2023;

●	Failure to maintain a reserve for warranty or defective products and installation claims;

●	Product defects and unanticipated use or inadequate disclosure with respect to our products;

●	Various hazards that may cause personal injury or property damage and increase our operating costs, which may exceed the coverage of our insurance;

●	Any material costs and losses as a result of claims based on failure of our products to meet regulatory requirements or contractual specifications;

●	Substantial liabilities to comply with environmental laws and regulations;

●	Inability to implement and maintain effective internal control over financial reporting;

●	Our continued investing in technology, resources, and new business capabilities;

●	Any failure to offer or maintain high quality products and support;

●	The competitiveness of the markets in which we participate;

●	Our reliance on a limited number of customers;

●	Lack of business insurance;

●	Defects or errors in our products; and

●	Our reliance on the reliability, security, and performance of the software and technologies for our products.

Risks Related to Our Class A Shares

We face risks and uncertainties related to our Class A Shares, including, but not limited to, the following:

●	Failure to meet the continued listing requirements of Nasdaq;

●	The volatility of trading prices of our Class A Shares;

●	Any negative reports by securities or industry analysts publish about our business; and

●	Substantial future sales or perceived sales of our Class A Shares in the public market.

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

According to the Cybersecurity Review Measures (2021 Version), cybersecurity review will be required when (i) operators of critical information infrastructure purchasing network products and services or online platform operators carry out data processing activities which do or may affect national security; and (ii) any online platform operator controlling personal information of more than one million users which seeks to list in a foreign stock exchange. The factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the new rules companies holding data of more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas initial public offerings. As advised our PRC legal counsel, because (i) none of our PRC subsidiaries collecting personal information or processing data in actual operation, and (ii) none of our PRC subsidiaries is an “online platform operator holding more than one million users’ personal information,” we believe the cybersecurity review requirement is not applicable us. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel. As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” If the Company or any of its PRC subsidiaries is deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we and our PRC subsidiaries must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we and our PRC subsidiaries have fulfilled in our business, and we and our PRC subsidiaries may be subject to review when purchasing internet products and services. We and our PRC subsidiaries may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions in such respect.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For the years ended December 31, 2025, 2024 and 2023, we had a negative adjustment of $81,629, a positive adjustment of $1,145,186, a positive adjustment of $223,433, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Each of our PRC subsidiaries, especially ReTo Hengda, Dirong and Shenzhen MMB, as foreign invested enterprises (“FIEs”), is subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Registration of Establishment as FIEs.” ReTo Hengda, Dirong and Shenzhen MMB each is an FIE. With such registration, each of them is allowed to open foreign currency accounts including the “current account” and the “capital account.” Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g., for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if any of ReTo Hengda, Dirong or Shenzhen MMB borrows foreign currency through loans from ReTo or other foreign lenders, these loans must be registered with SAFE. If any of ReTo Hengda, Dirong or Shenzhen MMB is financed by means of additional capital contributions, reporting to or filings with certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and SAMR or its local counterparts, in respect of these capital contributions, is required. These restrictions could limit our use of funds which would be raised in our future offerings, which could have an adverse effect on our business.

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

Some of our PRC subsidiaries are FIEs. Once an entity is determined to be a FIE and its business operations fall within a restricted industry under the “negative list,” in order for a foreign investor to invest in the FIE, such entity will be required to obtain entry clearance and approvals from the MOFCOM or its local counterparts and other relevant PRC government agencies. Our main products, including ecological environment protection equipment, intelligent mining equipment and smart craft beer machines, do not fall in the prohibited or restricted industries under “negative list” that is currently effective.

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

We undertook the December 2024 Divestiture to dispose of non-performing assets, and transition our business focus to the development and sales of ecological environment protection equipment, intelligent mining equipment, and smart craft beer machines. Following the completion of the December 2024 Divestiture on December 31, 2024, we ceased to hold any interest in REIT Holdings (China) Limited and its subsidiaries. As a result, we are no longer engaged in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects, roadside assistance services and software development services and solutions utilizing Internet of Things technologies. See “Item 4. Information on the Company – A. History and development of the company –Corporate History.”

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

Furthermore, eliminating our ownership interests in the divested businesses might negatively affect our operations, prospects, or long-term value. We may lose access to certain resources or know-how that would have been useful in the development of our own business. For example, we previously benefited from certain government subsidies and incentives tied to the High-New Technology Enterprise (“HNTE”) Certificates held by Beijing REIT, Hainan Yile IoT Technology Co., Ltd., and Hainan Yile IoV Technology Research Institute Co., Ltd., which we no longer control following the December 2024 Divestiture. Any such changes may have a material and adverse impact on our business and financial condition and results of operations.

We derive a significant portion of our revenue from a limited number of customers, and the loss of, or a significant reduction in purchases by, any major customer could materially and adversely affect our business, results of operations and financial condition.

We have historically derived a significant portion of our revenue from a limited number of customers. For the year ended December 31, 2025, one customer accounted for 59% of our total revenue. For the year ended December 31, 2024, two customers accounted for 36% and 13% of our total revenue, respectively. For the year ended December 31, 2023, one customer accounted for 79% of our total revenue. As a result, our revenue and results of operations may be materially affected by the purchasing decisions, financial condition and business performance of a small number of customers.

We cannot assure you that we will be able to maintain or increase sales to our major customers, or that any such customers will continue to purchase our products or services at historical levels or at all. Our customers may reduce, delay or cancel orders, fail to renew or expand their business with us, seek pricing concessions, switch to competing products or suppliers, experience financial or operational difficulties, or otherwise alter their purchasing patterns. In addition, unless we have binding long-term purchase commitments, our customers may not be obligated to purchase any minimum amount of products or services from us and may terminate or reduce their business with us with limited notice.

The loss of any major customer, a material reduction in orders from any such customer, a delay in customer purchases, or a failure by any major customer to make timely payments could materially reduce our revenue, adversely affect our cash flows, increase our exposure to credit risk, and reduce our profitability. We may not be able to replace revenue from any lost or reduced customer relationship on a timely basis, on commercially reasonable terms, or at all. In addition, the identity and number of our major customers may vary from period to period, and revenue concentration may cause our financial results to fluctuate significantly. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.

We rely on a limited number of vendors, and the loss of any significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2025, the Company purchased approximately 36%, 16% and 13% of its raw materials from three major suppliers, respectively. For the year ended December 31, 2024, the Company purchased approximately 68% and 13% of its raw materials from two major suppliers, respectively. For the year ended December 31, 2023, the Company purchased approximately 83% and 14% of its raw materials from two major suppliers, respectively. We have not entered into long-term contracts with all of our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

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

The invasion of Ukraine by Russia and the escalation of the conflict involving the United States, Israel and Iran and others in the Middle East and Southwest Asia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts and geopolitical turmoil are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions, changes in consumer or producer purchasing behavior and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Even though we do not have any business, operation or assets in Russia, Ukraine or Israel, nor do we have any direct or indirect business or contracts with any Russian, Ukraine or Israeli entity as a supplier or customer, these geopolitical issues have resulted in increasing global trading uncertainties and thus could potentially affect our supply chain. See “– The current tensions in international trade and rising political tensions may adversely impact our business, financial condition, and results of operations.”

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

We may not generate sufficient cash flows or obtain sufficient financing to satisfy our significant cash commitments under our material agreements, which could materially and adversely affect our liquidity, business and results of operations.

We have entered into several material agreements that require, or may require, us to make significant cash payments, including a total contract price of RMB 102.0 million, upon completion and acceptance of park infrastructure, greenhouse main structure, and in-greenhouse facilities, and other requirements specified in the agreement. The timing and amount of certain of these obligations may be difficult to predict and may depend on factors outside our control, including the progress of construction, regulatory approvals, the level of revenues generated from related products or services, and the performance of our counterparties.

Our ability to satisfy these cash commitments will depend on our ability to generate sufficient cash flows from operations, obtain additional debt or equity financing, enter into strategic arrangements, reduce operating expenses, renegotiate contractual obligations, or otherwise obtain additional sources of liquidity. We cannot assure you that our operating cash flows will be sufficient to meet these obligations as they become due or that additional financing will be available to us in the amounts required, on acceptable terms, on a timely basis or at all. If we raise additional capital through the issuance of equity or equity-linked securities, our existing shareholders may experience significant dilution. If we incur additional indebtedness, we may become subject to additional fixed payment obligations and restrictive covenants that could limit our operating flexibility.

If we are unable to generate sufficient cash flows or obtain additional financing when needed, we may be required to delay, reduce or terminate certain business initiatives, reduce capital expenditures, dispose of assets, seek to renegotiate or terminate material agreements, or curtail our operations. Any failure to satisfy our obligations under our material agreements could result in defaults, penalties, termination of important contractual rights, loss of access to key products, services, technologies or suppliers, litigation or damage to our commercial relationships. Any of the foregoing could materially and adversely affect our liquidity, business, financial condition, results of operations and prospects.

Our expansion into new business lines and industries outside our historical experience may not be successful and could divert management attention and resources from our existing business.

We have historically focused on equipment research and development, manufacturing and sales. We are expanding, or may expand, into new business lines and industries, including beverage sales and tropical fruit planting and harvesting. These new business lines differ substantially from our existing operations and may require expertise, operational capabilities, supplier and customer relationships, regulatory knowledge, distribution channels, personnel, systems and controls that our current management team does not currently possess or has not historically needed to manage.

Our management team’s experience is primarily in equipment research and development, manufacturing and sales, and we may not be able to successfully develop, operate or scale businesses in beverage sales, fruit planting and harvesting or other new industries. These businesses may involve risks that are different from, or greater than, those associated with our existing business, including agricultural production risks, crop yield and quality risks, seasonality, weather and climate-related risks, perishability and inventory loss, food safety and quality control requirements, licensing and regulatory compliance, supply chain and logistics risks, brand development, consumer demand fluctuations, channel management and increased working capital needs.

Our expansion into these new industries may require significant capital expenditures, management time and other resources, and we may not generate sufficient revenue, margins or cash flows to justify these investments. If we are unable to hire personnel with relevant industry experience, establish effective operating procedures and internal controls, comply with applicable regulations, develop reliable supply and distribution channels, or accurately assess market demand and competitive dynamics, our new business initiatives may fail to achieve their intended results. In addition, pursuing these initiatives could divert management’s attention from our core business and impair our ability to execute our existing business strategy.

If our expansion into beverage sales, fruit planting and harvesting or other new industries is unsuccessful, or if we incur losses, impairment charges, regulatory issues or operational disruptions in connection with these initiatives, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Geopolitical instability and armed conflict in the Middle East could materially and adversely affect demand from customers in the United Arab Emirates and our results of operations.

During the fiscal year ended December 31, 2025, a significant portion of our revenue was generated from customers located in the United Arab Emirates, or the UAE. As a result, our business, results of operations, cash flows and prospects may be materially affected by economic, political and market conditions in the UAE and the broader Middle East region, even though we do not maintain physical operations or assets in the UAE.

The Middle East has experienced significant geopolitical instability, including armed conflict involving Israel, the United States and Iran, disruptions to shipping and trade through the Strait of Hormuz, volatility in energy markets, and heightened uncertainty regarding regional security and economic conditions. The Strait of Hormuz is a critical maritime route for Gulf trade and global energy shipments, and recent restrictions and disruptions affecting the Strait have created significant uncertainty for regional commerce, logistics, import and export activity, and energy markets. In addition, the UAE’s announced withdrawal from OPEC may contribute to further volatility in regional energy policy, oil prices and investor sentiment. Any escalation, continuation or recurrence of these conditions could adversely affect the UAE economy, regional liquidity, business confidence, customer spending and the ability of our UAE-based customers to conduct business in the ordinary course.

These developments could reduce demand for our products or services, delay or reduce new orders, result in the cancellation or postponement of existing contracts, or impair the ability of our UAE-based customers to satisfy their payment obligations to us. Regional instability may also increase the cost, timing and complexity of logistics, payment processing, currency conversion, banking arrangements and other commercial activities necessary for us to serve customers in the UAE. In addition, heightened geopolitical tensions may increase cybersecurity risks, including risks to financial institutions, payment systems, cloud infrastructure, telecommunications networks and other digital infrastructure on which our customers and business partners may rely. Any disruption to such infrastructure could delay payments, interrupt customer operations, impair trade logistics or otherwise adversely affect our ability to generate revenue from customers in the UAE.

We cannot predict the duration, scope or severity of the current conflict or related regional instability, whether current or future ceasefire or diplomatic efforts will be successful, whether trade routes and market conditions will normalize, or whether the conflict will further escalate or spread to other countries in the region. If geopolitical instability, armed conflict, trade disruption, energy-market volatility or cybersecurity incidents continue or worsen, our revenue from customers in the UAE could decline, our cash flows could be adversely affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, for the fiscal years ended December 31, 2025, 2024 and 2023, our compensation and benefit costs in the PRC for continuing operations amounted to approximately $1.3 million, $1.1 million and $0.4 million, respectively. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, services and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

Increases in the cost of raw materials or supply chain disruptions affecting our outsourced manufacturers could materially and adversely affect our business, results of operations and reputation.

We currently outsource the manufacture of our equipment and machines to third-party suppliers and manufacturers. As a result, we no longer directly purchase raw materials for the manufacturing of our equipment and machinery. However, our outsourced manufacturers depend on the availability of raw materials, components and other inputs necessary to produce our equipment and machines. The availability and cost of such raw materials and components may fluctuate significantly due to factors beyond our control, including changes in market demand, inflation, supplier capacity constraints, logistics disruptions, trade restrictions, tariffs, geopolitical events, natural disasters, labor shortages and other supply chain disruptions.

If our third-party suppliers or manufacturers experience shortages of raw materials or components, significant increases in input costs, delays in procurement or production, or other manufacturing disruptions, they may be unable to manufacture our equipment and machines in the quantities, at the quality levels, or within the timeframes required by us or our customers. In addition, our suppliers may seek to pass increased raw material, component, labor, logistics or other production costs on to us through higher purchase prices or other revised commercial terms. We may not be able to pass these increased costs on to our customers in full or at all, particularly if we are constrained by competitive pressures, fixed-price arrangements, customer expectations or market conditions.

Any inability of our suppliers or manufacturers to obtain necessary raw materials or components on commercially reasonable terms, or any increase in the prices charged to us by such suppliers or manufacturers, could increase our costs, reduce our margins, delay customer deliveries, impair our ability to fulfill customer orders, result in order cancellations or customer claims, and damage our reputation. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.

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

As discussed in Note 3 to the consolidated financial statements in this annual report, we have suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. Our auditor, YCM CPA INC., has indicated in their report on our financial statements for the fiscal year ended December 31, 2025 that there is a substantial doubt about our ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

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

We have recorded a full impairment of goodwill in connection with the MMB acquisition, and we may record additional impairment charges in the future, including in connection with our recently completed acquisition of Seven Arrows.

As of December 31, 2025, we recorded approximately $8.0 million of goodwill in connection with our acquisition of MMB. Due to MMB’s continuing losses, we determined that it was appropriate to perform a quantitative goodwill impairment assessment as of December 31, 2025. Based on the results of this impairment test, we recorded a full impairment of approximately $8.0 million of goodwill for the year ended December 31, 2025.

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Goodwill is not amortized, but is tested for impairment at least annually and more frequently if events or changes in circumstances indicate that the carrying value of the applicable reporting unit may exceed its fair value. The determination of whether goodwill is impaired requires significant judgment and depends on a number of estimates and assumptions, including projected revenue, operating margins, cash flows, customer retention, market conditions, expected synergies from acquisitions, discount rates, terminal growth rates and the fair value of the relevant reporting unit. These estimates and assumptions may differ materially from actual results.

Although we recorded a full impairment of the goodwill associated with the MMB acquisition for the year ended December 31, 2025, we may recognize additional goodwill or other intangible assets in connection with our recently completed Seven Arrows acquisition or future acquisitions. If the businesses we acquire fail to perform as expected, if we are unable to successfully integrate acquired businesses, if we do not realize anticipated revenues, cost savings or synergies, or if adverse changes occur in our business, competitive environment, customer demand, macroeconomic conditions, interest rates, market capitalization or other assumptions used in impairment analyses, we may be required to record additional impairment charges.

Any future impairment of goodwill or other intangible assets could be material and could materially reduce our reported earnings and shareholders’ equity. In addition, the recognition of the full goodwill impairment related to MMB may indicate that the anticipated benefits of the MMB acquisition have not been realized and may raise concerns regarding our ability to successfully evaluate, integrate and realize value from acquisitions. If we experience similar underperformance or integration challenges in connection with our recently completed Seven Arrows acquisition or any future acquisition, our business, financial condition, results of operations and prospects could be materially and adversely affected.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

As of the date of this annual report, we own an aggregate of 49 patents and one pending patent application in China. In addition, we own six software copyrights in China. We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. We face a high risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights because we sell our equipment internationally and litigation is becoming more common in China. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be costly, time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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

Manufacturing or design defects (including in products or components that we source from third parties), unanticipated use of, or inadequate disclosure of risks relating to, the use of products or equipment that we sell may lead to personal injury, death or property damage. These events could lead to recalls or alerts relating to our products, result in the removal of a product or equipment from the market or result in product liability claims being brought against us. Product and equipment recalls, removals and liability claims can lead to significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and equipment.

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

Our ecological environment protection equipment and intelligent mining equipment businesses are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Our failure to have complied with the applicable laws may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense. In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Xinyang Li, our Chief Executive Officer and Director, Guangfeng Dai, our President, Chief Operating Officer and Chairman, Zhizhong Hu, our Chief Technology Officer and Director, Degang Hou, our Chief Internal Control Officer, and Yue Hu, our Chief Financial Officer. We rely on their industry expertise and experiences in our business operations, and in particular, their business visions, management skills, and working relationships with our employees, our other major shareholders, the regulatory authorities, and many of our clients. If any of them became unable or unwilling to continue in the present position, or if any of them joined a competitor or formed a competing company in violation of their respective employment agreements, we may not be able to replace such executive easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

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

Our ecological environment protection equipment is primarily used in the environment protection and real estate industries. Our business is in line with China’s current focus on environmental protection policies, specifically the 15th Five-Year Plan (2026-2030). The 15th Five-Year Plan emphasizes accelerating the comprehensive green transformation of economic and social development and achieving certain carbon peaking goals. Key priorities under the Plan include implementing the dual control system of total carbon emissions and emission intensity, promoting energy conservation and carbon reduction in key industries. These policies collectively drive sustained demand for ecological and environmental protection technologies and equipment. However, should China alter its environmental policies towards less regulation, we believe demand for our ecological environment protection equipment will decrease, adversely impacting our results of operations, cash flows and financial position.

We have granted, and may continue to grant, share options, restricted shares and other forms of share-based incentive awards, which have resulted in and may continue to result in significant share-based compensation expenses.

We have adopted multiple equity incentive plans over the years, including most recently, the 2022 Share Incentive Plan in December 2022, for the purpose of granting share-based compensation awards to employees, non-employee directors, officers and consultants to incentivize their performance and align their interests with ours. The 2022 Share Incentive Plan, as amended, allows for issuance of up to 360,000 Class A Shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic semi-annual share reserve increase by a number equal to the lesser of (i) 5% of the total number of Class A Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase or on June 30 of the same calendar year and (ii) a number of Class A Shares determined by the Compensation Committee.

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

Maintaining the quality of our equipment products is our core value and critical to our success. We currently outsource the manufacturing of our ecological environmental protection equipment, intelligent mining equipment, and smart craft beer machines to third-party suppliers. We pay close attention to quality control, monitoring each step in the process from procurement to production and from inspection to delivery (see “Item 4. Information on the Company—Quality control” in this annual report). Yet, maintaining consistent product quality depends significantly on the effectiveness of our quality control system and the cooperation and performance of our third-party suppliers which manufacture our products. While we conduct supplier qualification reviews, on-site inspections, and sample testing, we do not have direct control over the day-to-day operations of these third-party suppliers. As a result, despite our efforts, we may not completely eliminate the risk of defects or quality failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

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

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 49 patents, 1 pending patent applications, 26 trademarks, 6 software copyrights, and 8 domain names in China. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected. There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified relate to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year ended accounting close and reporting; and (iii) a lack of adequate review procedures on the measurement of share-based compensation which led to restatement of our unaudited financial statements for the six months ended June 30, 2023. As a result, our management has concluded that our internal control was not effective as of December 31, 2025.

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

We are no longer an “emerging growth company.” If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Our Class A Shares

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Company’s Class A Shares, negatively impact the price of the Company’s Class A Shares and negatively impact its ability to raise additional capital.

As previously disclosed, on January 29, 2025, we received a delisting determination letter from The Nasdaq Stock Market LLC (“Nasdaq”) due to failure to comply with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We requested a hearing before a Nasdaq Hearings Panel (the “Panel”). Following the hearing before the Panel, at which we outlined our plan of compliance, we received a letter, dated March 28, 2025, from Nasdaq notifying us that the Panel has concluded that we have regained compliance with the Listing Rules of The Nasdaq Stock Market. We remained on a Discretionary Panel Monitor, pursuant to Listing Rule 5815(d)(4)(A), for a one-year period from the date of the Letter, which period expired March 28, 2026. As of the date of this report, we are fully compliant with the Nasdaq continued listing standards.

There can be no assurance that we will not receive deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Shares to investors and cause the trading volume of our Class A Shares to decline, which could result in a further decline in the market price of our Class A Shares.

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

As approved at our 2024 Annual General Meeting of Shareholders, we have adopted a dual-class share structure such that our Shares consist of Class A Shares and Class B Shares. In respect of matters requiring the votes of shareholders, holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to 1,000 votes per share. Only Class A Shares are listed on Nasdaq.

As of the date of this annual report, through REIT International Development (Group) Co., Limited (“REIT International”), Mr. Guangfeng Dai, Mr. Zhizhong Hu, and Mr. Degang Hou, each holding 20%, 20% and 20% ownership, of REIT International, respectively, beneficially own 60% of our issued Class B Shares. As of the date of this annual report, the Class B Shares they held in the aggregate accounted for approximately 7.1% of our total issued and outstanding Shares and 98.7% of the aggregate voting power of our total issued and outstanding Shares. See “Item 6. Directors, Senior Management and Employees – E. Share ownership.” and “Item 7. Major Shareholders and Related Party Transactions.”

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

The trading market for our Class A Shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a young public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

Our board of directors is divided into three classes of directors.  Class A directors hold office for a term expiring at the 2026 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2027 annual meeting of shareholders, and Class C directors hold office for a term expiring at the 2028 annual meeting of shareholders. Directors of each class are elected for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements and we do not intend to file quarterly reports. We are not required to disclose detailed individual executive compensation information and we do not intend to disclose detailed executive compensation information. Furthermore, our directors and executive officers are subject to the insider short-swing profit disclosure and recovery regime.

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

In November 2017, ReTo completed its initial public offering (“IPO”) of 644 common shares at a public offering price of $27,500 per share. In connection with the IPO, the Company’s common shares began trading on the Nasdaq Capital Market beginning on November 29, 2017 under the symbol “RETO.”

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

In August 2023, REIT Ordos transferred all of its 100% equity interest of REIT Equipment to ReTo Hengda for no consideration, after which ReTo Hengda became a 100% owner of REIT Equipment’s equity interest. REIT Equipment is mainly engaged in the business of development and sales of ecological environment protection equipment and mining equipment.

In January 2024, New REIT International Co., Limited was incorporated as a Hong Kong limited liability company wholly owned by ReTo. New REIT International Co., Limited is a holding company with no operation.

In June 2024, ReTo Hengye was incorporated as a PRC limited liability company wholly owned by ReTo Hengda. ReTo Hengye is mainly engaged in the business of manufacturing, research, development and sales of smart craft beer machines.

In December 2024, ReTo sold all of its shares in REIT Holdings to a certain buyer for a purchase price of US$80,000, after which ReTo ceased to hold any interest in REIT Holdings and its subsidiaries.

In April 2025, ReTo acquired a 51% equity interest in MeinMalzeBier from certain third-party individuals for a total consideration of $3,978,000 in cash and 936,000 Class A Shares.

In October 2025, Beijing ReTo Xincheng Technology Co., Ltd. was established in China, which is a wholly-owned subsidiary of ReTo Hengye.

In November 2025, Zhangjiakou ReTo Intelligent Equipment Manufacturing Co., Ltd.. was established in China, which is a wholly-owned subsidiary of REIT Equipment. Starting from 2026, its business will mainly focus on the production of spare parts.

In February 2026, ReTo acquired a 51% equity interest in Seven Arrows Supply Chain Limited, a British Virgin Islands business company, which is primarily engaged in the distribution and sales of craft beer, from a certain third-party individual for a total consideration of 8,670,000 Class A Shares, subject to adjustments, as more fully described under “Item 4. Information on the Company – B. Business Overview – Recent Developments – Acquisition of Seven Arrows”.

Corporate Structure

The diagram below summarizes our corporate structure as of the date of this annual report:

B.	Business overview.

Overview

Prior to the December 2024 Divesture (as defined below), we were mainly engaged in the manufacture and distribution of eco-friendly construction materials as well as equipment used for the production of these eco-friendly construction materials as well as ecological restoration projects and software development services and solutions utilizing Internet of Things technologies.

To navigate the impacts of the pandemic and the evolving economic landscape, we undertook a strategic review and analysis and, in December 2024, completed the December 2024 Divestiture, which involved the divestment of non-performing assets and a capital restructuring aimed to enhance our liquidity and sharpening our strategic focus.

Following the December 2024 Divestiture, we ceased operations in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies. We have since transitioned our focus toward the design, research and development, and sale of ecological environmental protection equipment and intelligent equipment. Our offerings mainly include comprehensive solid waste treatment solutions and equipment, with applications also extending to the research, development, and production of mining equipment and smart craft beer machines.

We currently provide a full spectrum of products and solutions related to ecological environment protection equipment and intelligent equipment, from solid waste treatment equipment, mining equipment, to smart craft beer machine. We differentiate us from our competitors through strong research and development capabilities and advanced technologies and systems. We leverage our strengths in R&D and sales of equipment to enhance existing products and develop new solutions that align with market needs and future growth opportunities.

Due to China’s recent emphasis on environmental protection, we believe there is a unique opportunity to grow our company, which we expect will be driven by demand for our ecological environment protection equipment. To further expand our equipment business, we conducted research into the mining markets of East African countries, and identified that the area is rich in mineral resources so we believe it will have strong demand for mining equipment. Additionally, we have identified significant growth potential in demand for craft beer in China in the coming years, which we expect to drive demand for smart craft beer machines. We believe our technological know-how and reputation and offerings of products and services will enable us to seize these opportunities.

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

Divesture in December 2024

On December 30, 2024, ReTo entered into a Share Sale Agreement with Zhao Duan Wen, pursuant to which the Company agreed to sell all of its shares in REIT Holdings to the buyer for a purchase price of US$80,000 (the “December 2024 Divesture”). REIT Holdings is the holding company of multiple indirect subsidiaries of ReTo, which were engaged in in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies. The board of directors of the Company approved the December 2024 Divesture based on considerations that these lines of business had experienced significant losses over the years and that the Company plans to focus on existing and new businesses that are more profitable and promising. The terms of the Share Sale Agreement, including the purchase price, were negotiated based on a valuation report of a third-party appraisal firm.

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

The December 2024 Divestiture closed on December 31, 2024. Following the December 2024 Divestiture, we are no longer engaged in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies and focus on research and sales of environmental protection technologies and equipment, intelligent equipment and machineries and application of new energy technologies.

Recent Developments

Acquisition of MeinMalzeBier in April 2025

On April 25, 2025, ReTo completed the acquisition (the “MeinMalzeBier Acquisition”) of a 51% equity interest in MeinMalzeBier, a BVI business company, pursuant to a Share Exchange Agreement, dated April 25, 2025, by and among ReTo, MeinMalzeBier, and MeinMalzeBier’s existing shareholders. The total consideration for the MeinMalzeBier Acquisition consisted of $3,978,000 in cash and 936,000 newly issued Class A Shares, with an aggregate value of $15,912,000. All the 936,000 Class A Shares issued as consideration were placed in escrow and are subject to a three-year earnout period based on the post-closing financial performance of MeinMalzeBier’s two wholly-owned PRC subsidiaries, Shenzhen MMB and Dirong. The securities issued were made pursuant to exemptions from registration under Regulation S and/or Regulation D of the Securities Act.

In connection with the MeinMalzeBier Acquisition:

1.	ReTo Hengda entered into certain Management Services Agreement, dated April 25, 2025, with Shenzhen MMB and Dirong, under which ReTo Hengda will provide management and advisory services to Shenzhen MMB and Dirong in exchange for performance-based fees of up to $3,978,000 during the three-year period following the closing of the MeinMalzeBier Acquisition; and

2.	ReTo entered into certain Advisory and Consulting Agreement, dated April 25, 2025, with a third-party consultant, pursuant to which ReTo agreed to issue an additional 152,941 Class A shares, with an aggregate value of $2.6 million, to the third-party consultant in consideration of its advisory services provided in connection with the MeinMalzeBier Acquisition. The securities will be issued pursuant to exemptions from registration under Regulation D of the Securities Act.

2025 Streeterville Financing

On June 16, 2025, ReTo entered into a securities purchase agreement (the “Streeterville SPA”) with Streeterville Capital, LLC (“Streeterville”). Pursuant to the Streeterville SPA, ReTo agreed to issue and sell to Streeterville one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) at an aggregate purchase price of up to $10,000,000 for the purchase of the Class A Shares. Pursuant to the Streeterville SPA, ReTo issued (i) 5,722 Class A Shares to Streeterville (the “Commitment Shares”) as consideration for Streeterville’s commitment and (ii) 127,000 Class A Shares to Streeterville (the “Pre-Delivery Shares”) for $63.50. ReTo received gross proceeds of $3,165,000 from the initial Pre-Paid Purchase, before deducting an original issue discount of $150,000 and a transaction expense amount of $15,000. The proceeds from the Pre-Paid Purchases are expected to be used for working capital and other corporate purposes.

The Streeterville SPA provides for an initial Pre-Paid Purchase in the principal amount of $3,165,000, before deducting an original issue discount (the “OID”) of $150,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be five percent (5%) of the amount set forth in the applicable Request (as defined in the Streeterville SPA) and each subsequent Pre-Paid Purchase will accrue interest at the rate of seven percent (7%) per annum. Within a committed two-year period, and subject to certain specified conditions, ReTo may request the issuance of additional Pre-Paid Purchases to Streeterville, with each purchase amount no less than $250,000, provided that the total outstanding balance of all Pre-Paid Purchases does not exceed $2,000,000.

October 2025 Offering

On October 23, 2025, ReTo entered into a securities purchase agreement (the “October 2025 SPA”) with certain purchasers (the “October 2025 Purchasers”), in connection with the offer and sale (the “October 2025 Offering”) of an aggregate of 274,725 Class A Shares, at a price of US$5.8 per share, with the sale being made at US$5.2 per share, for an aggregate offering amount of US$1,428,571. The October 2025 Offering closed on October 25, 2025.

Acquisition of Seven Arrows

On February 27, 2026, ReTo entered into a Share Exchange Agreement with Seven Arrows Supply Chain Limited, a British Virgin Islands business company (“Seven Arrows”) and (iii) Rei Shiba (“Seller”) to buy, an aggregate of 25,500 ordinary shares, par value $0.01 per share, of Seven Arrows, representing fifty-one percent (51%) of the issued and outstanding equity interests of Seven Arrows in exchange for 8,670,000 newly issued Class A Shares of ReTo, at a price of $1.00 per share (the “Share Exchange”). The Share Exchange closed on February 27, 2026. All 8,670,000 Class A Shares were deposited into a segregated escrow account and shall vest or be subject to forfeiture during the thirty-six (36) month period following the closing. In addition, Seller will have a contingent right to receive the escrow earnout shares after the closing based on the net income and the contributed profits of Seven Arrows’ operating company (the “Operating Company”) during the three (3) fiscal years ending December 31, 2026, 2027 and 2028 (the “Earnout Period”).

In connection with the Share Exchange, on February 27, 2026, ReTo, ReTo Hengda and the Operating Company entered into a management services agreement (the “Management Services Agreement”), pursuant to which ReTo Hengda will provide consulting and management advisory services to the Operating Company. In exchange for ReTo Hengda’s services, the Operating Company will pay an aggregate management fee of up to $2,601,000, subject to certain adjustment pursuant to the Management Services Agreement during the Earnout Period.

In connection with the Share Exchange, on February 27, 2026, ReTo entered into an Advisory and Consulting Agreement with certain consultant (the “Consultant”), pursuant to which ReTo agreed to issue the Consultant and/or its designees an aggregate of 867,000 Class A Shares, at a price of $1.00 per share, with an aggregate value of $867,000 within five business days following the closing of the Share Exchange, in consideration for the Consultant’s advisory services rendered related to the Share Exchange.

Tropical Fruit Cultivation Project

As part of our commitment to agricultural innovation and regional development, we have launched a multi-phase Tropical Fruit Cultivation Project focused on the R&D and large-scale production of tropical fruit varieties in northern climates. Through strategic partnerships, we have already successfully completed trial planting and technical validation for over 20 tropical fruit varieties. Having completed the pre-construction infrastructure, including site roads, temporary facilities, and power systems, we intend to complete Phase I construction and receive final regulatory approvals by 2026, which we expect will facilitate the first commercial-scale harvest. We anticipate commencing Phase II in 2027 to achieve full planting capacity; however, the successful realization of these milestones is subject to risks regarding biological yield stability, weather-related impacts, and our ability to maintain technical R&D milestones.

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

Continue to upgrade existing products and develop new products. We are committed to the ongoing research and development of new products addressing specific customer needs. Our plans include advancing the technology and design of our equipment, introducing new product models, such as the large-scale RT18 machine for solid waste utilization, various types of mining equipment, and smart craft beer machines, and launching multi-phase Tropical Fruit Cultivation Project, among others. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives.

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

Pursue Strategic Acquisitions. We intend to continue to pursue expansion opportunities in existing and new markets, as well as in core and adjacent categories through strategic acquisitions. Specifically, we are seeking to acquire companies engaged in photovoltaic (“PV”) power generation in an effort to further diversify our business. We entered into a letter of intent to build power stations in the distributed PV power generation mode with full on-grid electricity generation in Gansu province in China with a total investment of approximately RMB 600 million. The PV power generation project represents a strategic expansion of our ecological restoration and green infrastructure portfolio, integrating renewable energy technology with our core environmental solutions. This initiative focuses on the deployment of high-efficiency solar arrays and energy storage systems, building upon our proprietary research in luminescent materials and sustainable construction.

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

In February 2026, the Company completed the acquisition of Seven Arrows, a company primarily engaged in the distribution and sales of craft beer. This acquisition is expected to enhance the Company’s product portfolio and market presence in the craft beer sector. In addition to craft beer sales, the Company anticipates growth opportunities through the expanded distribution of craft beer machines.

Customers

Our machinery and equipment are sold in China, Southeast Asia, Africa and the Middle East. Sales of machinery and equipment amounted to approximately $3.1 million, $1.2 million and $0.01 million for the years ended December 31, 2025, 2024 and 2023, respectively. The following is a summary of our sales of machinery and equipment from our continuing operations by geographic market for each of the last three years:

Region	2025	2024	2023
Middle East	$1,973,194	$29,965	$-
India	215,161	236,907	-
South Korea	-	5,281	-
China	651,349	887,018	9,873
Malaysia	11,819	2,920	908
Africa	255,151	-	-
Maldives	11,728	13,979	-
Total	$3,118,402	$1,176,070	$10,781

For the year ended December 31, 2025, one customer accounted for 59% of the Company’s total revenue. For the year ended December 31, 2024, two customers accounted for 36% and 13% of the Company’s total revenue, respectively. For the year ended December 31, 2023, one customer accounted for 79% of the Company’s total revenue.

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

We are also striving to expand our international market, aiming to increase our exports to countries such as the United Arab Emirates and Saudi Arabia in the Middle East, Algeria in North Africa, Uganda in East Africa, India in Asia and so on. In 2025, in order to expand our international market, we have appointed a partner as an agent in the Middle East and participated in various international exhibitions and events. In the future we plan to make efforts to look for more partners to boost our market. We are aiming to adjust our advertising strategies to reach new and existing customers through new methods such as digital marketing. We have participated, and will continue to participate, in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales.

We also acquire new customers through word-of-mouth referrals and have found that satisfied customers often become repeat customers. We believe high quality products and excellent services are effective marketing tools to retain and expand our customer base and as such we continue to improve the performance and quality of our equipment and integrate smart technologies into our equipment and improve our after-sale services to better satisfy the customers’ needs. In addition, we believe that continued investment in research and development is important to maintaining the competitiveness of our products and supporting customer retention and expansion. We have upgraded traditional environmental protection equipment by integrating smart technologies to enhance automation and efficiency. Building on this foundation, we developed the large-scale RT18 machine. In response to market demand and leveraging our expertise on research and development of equipment, we have also developed and introduced intelligent mining equipment and smart craft beer machines. We believe that this strategy has been crucial in winning and retaining clients and increasing our ability to compete effectively in our markets.

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

 For the fiscal years ended December 31, 2025, 2024 and 2023, we spent $361,080, $498,168 and nil, respectively, on research and development associated with our continuing operations. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.

Sample research and development projects from 2023 to 2025 include the following:

Year 2023

●	A multi-purpose concrete trimming cutter

●	A lightweight solid-liquid front-end mixture for 3D printing printhead

●	A new type of ore gravity separation device

●	A power milling coaxial integrated additive and subtractive extrusion nozzle

Year 2024

●	RTQT #18 Block Forming Machines

●	Smart Craft Beer Machines

●	Intelligent Mining Equipment

●	Block Splitting Machine Control System

●	Smart Construction Site Safety Supervision Platform

Year 2025

●	Rotating Device for Transporting Cement Block Products

●	Pneumatic Clamping Device for Block Machine

Suppliers and Raw Materials

Prior to the December 2024 Divestiture, our primary raw materials were steel for our manufacturing equipment and iron tailings, fly-ash and cement for our construction materials. We purchased from a variety of suppliers and believe these equipment are widely available.

For the year ended December 31, 2025, we purchased approximately 36%, 16% and 13% of our equipment from three major suppliers, respectively. For the year ended December 31, 2024, we purchased approximately 68% and 13% of our equipment from two major suppliers, respectively. For the year ended December 31, 2023, we purchased approximately 83% and 14% of our equipment from two major suppliers, respectively.

Following the December 2024 Divestiture, we believe we have efficient access to all of the equipment necessary for the manufacturing of our equipment and ecological environment protection equipment, intelligent mining equipment and smart craft beer machines. We believe our relationships with the suppliers of these equipment are strong. We do not expect the prices of such equipment to vary greatly from their current prices, as there has traditionally been little price volatility for such materials.

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

On-Site Quality Supervision: We deploy dedicated company personnel to be stationed at our manufacturing partners’ facilities. These employees oversee daily production activities, perform in-process inspections, and verify compliance with our standards in real time. This on-site presence allows us to promptly identify and address any deviations or issues during production.

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

Intellectual Property

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our businesses, and we rely on patent, copyrights, trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We own an aggregate of 49 PRC patents, including 13 design patents, 32 utility model patents and 2 invention patents. In addition, we own six software copyrights in China.

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

Regulations Relating to Sale of Craft Beer

The production and processing of food, as well as the sale of food and catering services within the territory of the People's Republic of China, are subject to the Food Safety Law of the People's Republic of China (the “Food Safety Law”). In accordance with Article 4 of the Measures for the Administration of Food Business Licensing and Filing (effective from December 1, 2023), any entity engaging in food sales activities within the territory of the PRC is generally required to obtain a food business license pursuant to the law.

Specifically, with respect to the sale of craft beer:

Sale of pre-packaged products only (e.g., bottled or canned craft beer): Pursuant to Paragraph 2 of Article 4 of the aforementioned Measures, the sale of pre-packaged food only does not require a food business license. However, the relevant entity is required to complete a filing with the local market supervision and administration authority at or above the county level. The filing entity must possess valid legal personality (e.g., a business license) and maintain operating conditions commensurate with the type and volume of food sold. Upon completion of the filing, the entity will be assigned a filing number.

Sale of both pre-packaged and bulk products (e.g., draft beer dispensed from a tap): If a company sells both pre-packaged craft beer and bulk draft beer, such activity falls under the “sale of bulk food” business category. Pursuant to Article 11 of the Measures for the Administration of Food Business Licensing and Filing, the sale of bulk food is a separate licensed business item. Entities engaged in such activities must obtain a valid Food Business License and have “sale of bulk food” explicitly designated as a licensed business item on the license.

All craft beer products sold must comply with the Measures for the Administration of Food Labeling. Labels on pre-packaged food must contain the mandatory information required under Article 67 of the Food Safety Law and relevant national food safety standards, including but not limited to: the food name; ingredient list; net content; name and address of the producer; date of production and shelf life; storage conditions; food production license number; and product code/number.

Furthermore, pursuant to Article 33 of the Measures for the Administration of Food Labeling, when selling bulk food, such food must have a label affixed to its container or external packaging clearly indicating: the food name; ingredients or ingredient list; date of production or production batch number; shelf life; and the name, address, and contact information of the producer or distributor.

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

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On December 24, 2025, NDRC and MOFCOM jointly issued the Catalogue of Industries for Encouraging Foreign Investment (Edition 2025), or the Encouraging Catalogue (Edition 2025), which replaced the Encouraging Catalogue (Edition 2019). On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). On December 27, 2021, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2021), which replaced the Negative List (Edition 2020). On September 6, 2024, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2024), which replaced the Negative List (Edition 2021).

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

The Encouraging Catalogue (Edition 2025) effective on February 1, 2026, encourages foreign investment in advanced manufacturing and modern services. It has added or expanded items in areas such as end products, components, raw materials, business services, technical services, scientific research, and service consumption, aiming to promote high-quality development in the service sector and along the industrial and supply chains. It also encourages and guides foreign investment to the central and western regions, the northeastern region, and Hainan Province.

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

Office	Address	Term	Ownership	Space (m2)
Office of REIT Equipment	X-702, No. 60 Anli Road, Chaoyang District, Beijing City	January 2025 - December 2027	Leased	322.24

Staff Dormitory of REIT Equipment	Room 702, Building 9, Jixiang Community, Langfang City	May 2025 – May 2026	Leased	125.59

Staff Dormitory of REIT Equipment	Room 1601, Unit 1, Building 3, Meilin Town, Zhangjiakou City, Hebei Province	April 2025 – March 2028	Leased	94.99

Office of REIT Equipment Xi’an Branch	Room 2304, 5 Building, Luxury Times City, 168 Jixiang Road, Yanta District, Xi’an City	December 2024 - December 2026	Leased	126

Office of Honghe ReTo	No. 11 to No. 13, 1st Floor, Building A, Phase III, Tiancheng Garden, Tamsui Road, Wenlan Town, Mengzi City, Honghe Prefecture, Yunnan Province	June 2023 - May 2028	Leased	340.29

Office of Honghe ReTo	No. 201 to No. 202, 2nd Floor, Unit 1, Building A, Phase III, Tiancheng Garden, Tamsui Road, Wenlan Town, Mengzi City, Honghe Prefecture, Yunnan Province	June 2023 - May 2028	Leased	269.78

Office of REIT Equipment	03-Room 515, Unit 1, Building 11, Huijingxuan, No. 355 Yuhua Road, Guangyang District, Langfang City	February 2026 - February 2027	Leased	151.92

Operation Space of REIT Equipment	Wanquan Industrial Zone, Zhangjiakou, Hebei Province	December 2025 - July 2028	Leased	420

Staff Dormitory of ReTo Hengda	Room 2002, 20th Floor, Building 304, Huizhong Beili, Chaoyang District, Beijing	July 2025 - July 2026	Leased	86.84

Office of Dirong	Room 603, 6th Floor, Building 420, Bagualing Industrial Zone, Futian District, Shenzhen	February 2025 – January 2027	Leased	/

Office of Dirong	Room 603-1, 6th Floor, Building 420, Bagualing Industrial Zone, Futian District, Shenzhen	April 2025 – April 2027	Leased	/

Store Space of Dirong	No. 2 Taixin Road, Humen Town, Dongguan CityFront Shop 120 & Shop 121	December 2025 – December 2026	Leased	/

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

Overview

Our continuing operations primarily consisted of sales of equipment and accessories, technological consulting and other services, and sales of craft beer, which accounted for 93%, 5% and 3% of our total revenue from our continuing operations for the year ended December 31, 2025, respectively, 64%, 36% and nil of our total revenue from our continuing operations for the year ended December 31, 2024, respectively, 100%, nil and nil of our total revenue from our continuing operations for the year ended December 31, 2023, respectively.

Our domestic customers are throughout China and our international customers are mainly located in Southeast Asia, the Middle East and Africa. Sales to customers in China and internationally from our continuing operations accounted for approximately 27% and 73%, respectively, of our total sales for the year ended December 31, 2025, approximately 84% and 16%, respectively, of our total sales for the year ended December 31, 2024, and approximately 92% and 8%, respectively, nil of our total sales for the year ended December 31, 2023.

Results of Operations from Our Continuing Operations

On December 31, 2024, ReTo sold all of its shares in REIT Holdings (China) Limited, a Hong Kong limited company (“REIT Holdings”), to a shareholder holding less-than 5% of Class A shares of the Company (the “Buyer”) for a purchase price of US$80,000. REIT Holdings was the holding company of multiple indirect subsidiaries of ReTo, which were engaged in in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies. The disposition was completed on December 31, 2024. The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with Accounting Standards Codification (“ASC”) 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2024 and 2023 were reported as loss from discontinued operations.

Comparison of Operation Results for the Years Ended December 31, 2025 and 2024

The following table summarizes the results of our continuing operations during for the fiscal years ended December 31, 2025 and 2024, and provides information regarding the changes in terms of dollar amounts and percentage during such years.

	2025		2024		Amount	Percentage
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenues - third party customers	$3,370,789	100%	$1,599,376	87%	$1,771,413	111%
Revenue- related party customers	-	-%	229,600	13%	(229,600)	(100)%
Total revenues	3,370,789	100%	1,828,976	100%	1,541,813	84%
Cost of revenues - third party	2,181,184	65%	871,329	48%	1,309,855	150%
Cost of revenues - related party customers	-	-	132,443	7%	(132,443)	(100)%
Total cost of revenues	2,181,184	65%	1,003,772	55%	1,177,412	117%
Gross profit	1,189,605	35%	825,204	45%	364,401	44%
Operating expenses:
Selling expenses	783,813	23%	330,828	18%	452,985	137%
General and administrative expenses	2,916,360	87%	3,927,450	215%	(1,011,090)	(26)%
Provision for credit losses	89,719	3%	199,812	11%	(110,093)	(55)%
Impairment of long-lived assets	725,940	22%	-	-%	725,940	-%
Impairment of goodwill	7,982,271	237%	-	-%	7,982,271	-%
Research and development expense	361,080	11%	498,168	27%	(137,088)	(28)%
Total operating expenses	12,859,183	381%	4,956,258	271%	7,902,925	159%
Loss from continuing operations	(11,669,578)	(346)%	(4,131,054)	(226)%	(7,538,524)	182%
Other income (expenses)
Interest expense, net	(981,761)	(29)%	(2,015)	-%	(979,746)	48,623%
Other income (expenses)	37,938	1%	(602,228)	(33)%	640,166	(106)%
Loss from disposal of subsidiaries	-	-%	(3,577,279)	(196)%	3,577,279	(100)%
Total other expenses, net	(943,823)	(28)%	(4,181,522)	(229)%	3,237,699	(77)%
Loss before income taxes	(12,613,401)	(374)%	(8,312,576)	(455)%	(4,300,825)	52%
Income taxes provision (benefit)	-	-%	-	-%	-	-%
Net loss from continuing operations	$(12,613,401)	(374)%	$(8,312,576)	(455)%	$(4,300,825)	52%
Net loss from discontinued operations, net of taxes	-	-%	(74,347)	(4)%	74,347	(100)%
Net loss	$(12,613,401)	(374)%	$(8,386,923)	(459)%	$(4,226,478)	50%

Revenues

The following table summarizes the results of revenues for the fiscal years ended December 31, 2025 and 2024:

Revenue by Category

	2025		2024		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Equipment and accessories	$3,118,402	93%	$1,176,070	64%	$1,942,332	165%
Technological consulting and other services	152,444	5%	652,906	36%	(500,462)	(77)%
Craft beer and vending machine	99,943	3%	-	-	99,943	-
Total	$3,370,789	100%	$1,828,976	100%	$1,541,813	84%

Our total revenues increased by approximately $1.5 million, or 84%, to approximately $3.4 million for the year ended December 31, 2025 from $1.8 million for the year ended December 31, 2024.

Equipment and accessories

Revenue from equipment and accessories sales increased by approximately $1.9 million, or 165%, from $1.2 million for the year ended December 31, 2024 to approximately $3.1 million for the year ended December 31, 2025. The increase is due to higher overseas demand which led to increased international sales.

Technological consulting and other services

We provide technological consulting support for customers. Revenue from technological consulting services decreased by approximately $0.5 million, or 77%, from $0.7 million for the year ended December 31, 2024 to approximately $0.2 million for the year ended December 31, 2025. The decrease was due to the loss of customers.

Craft beer

Revenue from craft beer sales amounted to $0.1 million during the period from April 25, 2025 to December 31, 2025. On April 25, 2025, ReTo acquired 51% equity interest in MMB which, through its subsidiaries in the PRC, is engaged in the business of selling craft beer and beer vending machines in the PRC.

Cost of Revenues

Cost of Revenues by Category

	For the Year Ended December 31,				Variance
	2025		2024		Amount	Percentage
	Amount	% of Costs	Amount	% of Costs	Increase (Decrease)	Increase (Decrease)
Equipment and accessories	$2,076,122	95%	$1,003,772	100%	$1,072,350	107%
Technological consulting and other services	49,587	2%	-	-	49,587	-
Craft beer and vending machine	55,475	3%	-	-	55,475	-
Total	$2,181,184	100%	$1,003,772	100%	$1,177,412	117%

Our total cost of revenues increased by approximately $1.2 million, or 117%, to approximately $2.2 million for the year ended December 31, 2025 from approximately $1.0 million for the year ended December 31, 2024.

Equipment and accessories

Cost of equipment and accessories sales increased by approximately $1.1 million, or 107%, from $1.0 million for the year ended December 31, 2024 to approximately $2.1 million for the year ended December 31, 2025. This increase was in line with the growth in revenue; however, fixed costs such as salaries and depreciation expense did not see a commensurate increase.

Technological consulting and other services

Cost of technological consulting and other service increased from nil for the year ended December 31, 2024 to approximately $50,000 for the year ended December 31, 2025. The increase was due to additional resources required for service delivery, including labor.

Craft beer

Cost of craft beer sales amounted to $55,475 during the period from April 25, 2025 to December 31, 2025.

Gross Profit

Our gross profit and gross margin by category are as follows:

	For the Year Ended December 31,				Variance
	2025		2024		Gross	Gross
	Gross Profit	Gross Profit %	Gross Profit	Gross Profit %	Profit Increase (Decrease)	Profit% Increase (Decrease)
Equipment and accessories	$1,042,280	33%	$172,298	15%	$869,982	505%
Technological consulting and other services	102,857	67%	652,906	100%	(550,049)	(84)%
Craft beer and vending machine	44,468	44%	-	-%	44,468	-
Total	$1,189,605	35%	$825,204	45%	$364,401	44%

Our gross profit increased by approximately $0.4 million, or 44%, to approximately $1.2 million for the year ended December 31, 2025 from $0.8 million for the year ended December 31, 2024. Our gross profit for equipment and accessories sales increased by approximately $0.9 million, or 505%, to approximately $1.0 million for the year ended December 31, 2025 from $0.2 million for the year ended December 31, 2024, which is consistent with the increase in equipment and accessories sales. Our gross profit for technological consulting and other services decreased by approximately $0.6 million to approximately $0.1 million for the year ended December 31, 2025 from $0.7 million for the year ended December 31, 2024. Gross profit for craft beer sales amounted to $44,468 during the period from April 25, 2025 to December 31, 2025. Gross profit margin for our continuing operations was 35% for the year ended December 31, 2025, as compared with 45% for the year ended December 31, 2024. The decrease in gross profit margin was primarily due to decrease in gross profit from the technical service. The equipment and accessories gross margin has increased.

Selling Expenses

For the year ended December 31, 2025, our selling expenses were approximately $0.8 million, representing a 137% increase from $0.3 million in the year ended December 31, 2024. The increase was mainly due to an increase of $0.2 million in salary and benefit and an increase of $0.3 million in marketing activities fees associated with increased sales in the year ended December 31, 2025.

General and Administrative Expenses

For the year ended December 31, 2025, our general and administrative expenses were approximately $2.9 million, representing a decrease of approximately $1.0 million compared to approximately $3.9 million in the year ended December 31, 2024. The decrease in general and administrative expenses was mainly due to a decrease in amortization of stock-based compensation for services $2.4 million, partially offset by an increase of $0.3 million in salaries and benefit, increase in professional service fees of approximately $0.6 million, increase in amortization of intangible assets of approximately $0.2 million, and increase in other expenses of approximately $0.2 million.

Provision for Credit Losses

For the year ended December 31, 2025, our provision for credit losses were approximately $89,000, as compared to $0.2 million for the year ended December 31, 2024.

Research and Development Expenses

Our research and development (“R&D”) expenses were approximately $0.4 million and $0.5 million for the year ended December 31, 2025 and 2024, respectively. The decrease in R&D expenses in the fiscal year ended December 31, 2025 was due to a decrease of $0.2 million in salary and partially offset by an increase of $57,000 in travel and other expenses.

Impairment of Long-lived Assets

The Company recorded an impairment loss of long-lived assets of $0.7 million and nil for the year ended December 31, 2025 and 2024, respectively.

Impairment of Goodwill

For the year ended December 31, 2025, due to the continuous loss of MMB, the Company recorded an impairment of goodwill of approximately $8.0 million from the acquisition of MMB according to a third-party assessment.

Interest Expense, Net

Our interest expenses, net, increased from $2,015 for the year ended December 31, 2024 to approximately $1.0 million the year ended December 31, 2025 due to accrued interest of the Streeterville convertible note.

Other Income (loss)

Other income amounted to approximately $37,938 for the year ended December 31, 2025, as compared to other expense of approximately $0.6 million for the year ended December 31, 2024.

Loss from Disposal of Subsidiaries

The Company recognized a loss from disposal of subsidiaries of approximately $3.6 million in connection with the December 2024 Divesture in the year ended December 31, 2024. No such loss occurred in 2025.

Loss before Income Taxes

Our loss before income taxes was approximately $12.6 million for the year ended December 31, 2025, an increase of approximately $4.3 million as compared to loss before income taxes of approximately $8.3 million for the year ended December 31, 2024. The increase in our loss before income taxes for fiscal year 2025 was primarily attributable the significant impairment loss of goodwill, as discussed above, partially offset by an increase in revenues.

Provision for Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

ReTo, ReTo Global and MMB were incorporated in the British Virgin Islands and is exempt from paying income tax. New REIT, MMB HK and Sunoro Holdings are registered in Hong Kong as holding companies.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB3 million is subject to a reduced effective rate of 5%, for the years ended December 31, 2024 and 2025. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. REIT Equipment, the Company’s main operating subsidiary in PRC, was recognized as a HNTE on October 28, 2025 and is entitled to the preferential income tax rate of 15% for three years.

The following table reconciles the income tax expense by statutory rate to the Company’s actual income tax expense from our continuing operations:

	For the Year Ended December 31,
	2025	2024	2023
Income tax benefit computed based on PRC statutory income tax rate	$(3,153,351)	$(2,078,144)	$(1,631,581)
Effect of favorable income tax rate in certain entity in PRC	(10,230)	-	-
Non-PRC entities not subject to PRC tax (1)	2,675,379	1,768,565	1,596,505
Research & Development (“R&D”) tax credit (2)	(84,079)	-	-
Non-deductible expenses - permanent difference (2)	28,915	1,393	243
Change in valuation allowance	543,366	308,186	34,833
Effective tax (benefit) expense	$-	$-	$-

(1)	Represents the tax losses incurred from operations outside of China.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

Net Loss

Our net loss from continuing operations amounted to approximately $12.6 million and $8.3 million for the year ended December 31, 2025 and 2024, respectively. Our net loss from discontinued operations amounted to nil and $74,347 for the year ended December 31, 2025 and 2024, respectively. Total net loss amounted to approximately $12.6 million and $8.4 million for the year ended December 31, 2025 and 2024, respectively.

Comparison of Operation Results for the Years Ended December 31, 2024 and 2023

The following table summarizes the results of our continuing operations during the fiscal years ended December 31, 2024 and 2023, and provides information regarding the changes in terms of dollar amounts and percentage during such years.

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

Revenues

The following table summarizes the results of revenues from our continuing operations for the fiscal years ended December 31, 2024 and 2023:

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

Technological Consulting and Other Services

We provided one-time technological consulting services to a client related to construction site management during the year ended December 31, 2024. Revenue from technological consulting and other services was approximately $0.7 million and nil for the year ended December 31, 2024 and 2023, respectively.

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

Research and Development Expenses

Our R&D expenses from continuing operations were approximately $0.5 million and nil for the year ended December 31, 2024 and 2023, respectively. The increase in R&D expenses in the year ended December 31, 2024 was due to more R&D projects conducted by REIT Equipment.

Interest Expense, Net

Our interest expenses, net, from continuing operations was approximately $2,015 and $0.1 million for the year ended December 31, 2024 and 2023, respectively. The year-over-year decrease in interest expenses was in line with the decrease in outstanding bank loans.

Other Expense

Other expense from continuing operations amounted to approximately $0.6 million and $22 in the year ended December 31, 2024 and 2023, respectively.

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

Net Loss

Our net loss from continuing operations amounted to approximately $8.3 million and $6.5 million for the year ended December 31, 2024 and 2023, respectively. Our net loss from discontinued operations amounted to $74,347 and approximately $9.5 million for the year ended December 31, 2024 and 2023, respectively. Total net loss amounted to approximately $8.4 million and $16.1 million for the year ended December 31, 2024 and 2023, respectively.

Discontinued Operations

The disposition of REIT Holdings was completed on December 31, 2024. The Company recorded a loss from the disposition of $3.6 million for the year ended December 31, 2024.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2024 and 2023 were reported as loss from discontinued operations.

The results of discontinued operations of REIT Holdings for the years ended December 31, 2024 and 2023 are as follows:

	For the years ended December 31,
	2024	2023
Revenues	$2,429,726	$3,225,505
Cost of revenues	1,249,372	3,016,974
Gross profit	1,180,354	208,531
Operating expenses	897,658	5,070,857
Loss from discontinued operations	282,696	(4,862,326)
Other income, net	(373,467)	(4,697,061)
Loss before tax	(90,771)	(9,559,387)
Income tax benefit	(16,424)	(16,639)
Net loss from discontinued operations	$(74,347)	$(9,542,748)

B.	Liquidity and Going Concern

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

We have historically funded our working capital needs from cash flow from operations, advance payments from customers, bank borrowings, equity and debt offerings and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from debt and equity financings, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2025, the Company reported a net loss of approximately $12.6 million. As of December 31, 2025, the Company had a working capital deficit of approximately of $5.1 million. As of December 31, 2025, the Company had cash of approximately $0.3 million. In addition, the Company had outstanding accounts receivable of approximately $0.3 million, of which approximately $20,000 were subsequently collected and became available for use as working capital, the Company had outstanding bank loans of $0.2 million. Based on the reasons above, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

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

Cash Flows for Years Ended December 31, 2025, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	December 31, 2025	December 31, 2024	December 31, 2023
Net cash provided by (used in) operating activities from continuing operations	$(4,341,056)	$3,270,343	$(918,879)
Net cash used in operating activities from discontinued operations	-	(193,061)	(10,671,866)
Net cash provided by (used in) operating activities	(4,341,056)	3,077,282	(11,590,745)

Net cash used in investing activities from continuing operations	(2,151,465)	(32,592,778)	(47,226)
Net cash provided by (used in) investing activities from discontinued operations	-	(987,511)	398,909
Net cash provided by (used in) investing activities	(2,151,465)	(33,580,289)	351,683

Net cash provided by financing activities from continuing operations	6,039,573	29,735,049	6,564,841
Net cash provided by financing activities from discontinuing operations	-	47,457	5,900,479
Net cash provided by financing activities	6,039,573	29,782,506	12,465,320

Operating Activities

Net cash used in operating activities was approximately $4.3 million in the year ended December 31, 2025. Net cash used in continuing operating activities in the year ended December 31, 2025 mainly consisted of net loss from continuing operation of approximately $12.6 million, decrease in advances from customers of approximately $0.9 million, decrease in accrued expenses and other liabilities of approximately $0.6 million, decrease in operating lease liabilities of approximately $0.2 million, increase of approximately $0.2 million in accounts receivable, increase of approximately $0.1 million in prepaid expense and other assets, offset by adjustments of non-cash items of approximately $10.1 million. Net cash used in discontinued operating activities was nil.

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

Investing Activities

Net cash used in investing activities was approximately $2.2 million for the year ended December 31, 2025, which consisted of prepayment made on construction in process of approximately $0.6 million related to the forest land, deposits for equity acquisition of approximately $1.4 million relate to the photovoltaic power generation project, purchase of property and equipment of $0.1 million. Net cash used in discontinued investing activities was nil.

Net cash used in investing activities was approximately $33.6 million for the year ended December 31, 2024. During the year ended December 31, 2024, the Company made deposits for equity acquisition of approximately $18.5 million and purchased concession right on forest land for approximately $7.7 million with additional spending of approximately $6.8 million on the construction in progress related to the forest land. These cash outflows were partially offset by proceeds from disposal of subsidiaries of $80,000. Net cash used in discontinued investing activities was approximately $1.0 million.

Net cash used in investing activities was approximately $0.4 million for the year ended December 31, 2023. During the year ended December 31, 2023, the Company paid $46,831 on addition of property. Net cash provided by discontinued investing activities was approximately $0.4 million.

Financing Activities

Net cash provided by financing activities was approximately $6.0 million for the year ended December 31, 2025, including proceeds from convertible notes of approximately $3.0 million, proceeds from securities offering of approximately $1.4 million, proceeds from short-term bank loans of approximately $0.3 million, proceeds from third-party loans of approximately $0.4 million, and proceeds from related party loans of approximately $1.2 million, partially offset by repayment of third parties loans of approximately $0.2 million, repayment of bank loan of approximately $90,000. Net cash provided by discontinued financing activities was nil.

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

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,072,895 and $1,072,895 as of December 31, 2025 and 2024, respectively.

Capital Expenditures

We had capital expenditures of approximately $0.7 million, $14.2 million, and $0.04 million for the years ended December 31, 2025, 2024 and 2023, respectively, for construction in progress, deposits for equity acquisition, purchases of equipment and intangible assets in connection with our business activities.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our consolidated financial statements included elsewhere in this filing.

C.	Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information.

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Accounts Receivable, Net

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable were recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $201,995 and $108,936 as of December 31, 2025 and 2024, respectively.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Given the Company’s net loss position in fiscal 2025, 2024 and 2023, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $0.7 million, nil and nil on these fixed assets for the years ended December 31, 2025, 2024 and 2023, respectively, based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs.

Goodwill

Goodwill is recognized and initially measured as any excess of the acquisition-date consideration transferred in a business combination over the acquisition-date amounts recognized for the net identifiable assets acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not result in an impairment of goodwill. Impairment testing is performed at the reporting unit level. A reporting unit is defined as an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Evaluating goodwill for impairment involves the determination of the fair value of each reporting unit in which goodwill is recorded using a qualitative or quantitative analysis. If fair value is in excess of the carrying value, impairment is not indicated. If the carrying amount of a reporting unit is higher than its estimated fair value, the excess is recorded as an impairment expense. The Group performs its goodwill impairment test on annual basis. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. On April 25, 2025, ReTo entered into the Share Exchange Agreement to acquire 51% equity interest in MMB, a British Virgin Islands business company, from the Sellers and recognized approximately $8.0 million goodwill. Due to the continuous loss of MMB, the Company determined it appropriate to perform the quantitative assessment of goodwill as of December 31, 2025.

The quantitative impairment test involves the use of significant estimates and assumptions to evaluate the impact of operational and economic changes on each reporting unit. The Company estimate the fair value using the income valuation approach with assistance of third-party valuation firm. The income approach applies a fair value methodology to the single reporting unit based on discounted cash flows. This analysis requires significant estimates and judgments, including (i) the estimation of future revenue, projected gross profit margins, projected operating costs, projected operating income margins, and projected capital expenditures, which are dependent on internal cash flow forecasts; and (iii) determination of the risk-adjusted discount rates. The weighted average cost of capital used in the Company’s impairment test was risk-adjusted to reflect the specific risk profile of the reporting units and was estimated at 18.23%. Based on the goodwill impairment test, the Group recorded a full impairment of approximately $8.0 million on goodwill for the year ended December 31, 2025. The Company bases fair value estimates on assumptions the Company believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”). In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC as of December 31, 2025 and 2024. As of December 31 2025, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name (1)	Age	Position

Xinyang Li (2)	31	Chief Executive Officer and Director

Guangfeng Dai (2)	65	President, Chief Operating Officer and Chairman of the Board

Zhizhong Hu (2)	64	Chief Technology Officer and Director

Degang Hou	65	Chief Internal Control Officer

Yue Hu	37	Chief Financial Officer

Tonglong Liu (3) (5) (6) (7)	62	Director

Baoqing Sun (3) (5) (6) (7)	63	Director

Lidong Liu (4) (5)	54	Director

Austin Huang (4) (6) (7)	69	Director

(1)	Each individual’s business address is Building X-702, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director, whose term will expire at the 2028 annual meeting of shareholders.

(3)	Class B director, whose term will expire at the 2027 annual meeting of shareholders.

(4)	Class A director, whose term will expire at the 2026 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Xinyang Li. Mr. Li has served as the Chief Executive Officer and a director of ReTo, as well as Chief Executive Officer of ReTo Hengda, a wholly owned subsidiary of ReTo, since May 2025. From July 2021 to December 2024, he served as Assistant to the President at Beijing REIT, formerly a wholly owned subsidiary of the Company prior to its divestiture of REIT Holdings (China) Limited in December 2024. Mr. Li earned his Bachelor’s degree in Economics from University of Nebraska Lincoln in 2019.

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

Cash Compensation

In the fiscal year ended December 31, 2025, we expensed an aggregate of approximately $410,762 as salaries to our executive officers named in this annual report.

Equity Awards

In the fiscal year ended December 31, 2025, no securities were issued to our executive officers named in this annual report, pursuant to the 2022 Share Incentive Plan.

Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers.

Employment Agreement with Xinyang Li

The Company entered into an employment agreement with Mr. Li on May 25, 2025 (the “Li Employment Agreement”), pursuant to which Mr. Li serves as Chairman and Chief Executive Officer of the Company for an initial term from May 25, 2025 to May 25, 2028, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Li Employment Agreement, Mr. Li is entitled to an annual compensation of RMB336,000 (approximately $47,040) and other discretionary equity bonus or benefits as determined by the Company from time to time.

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

Cash Compensation

During the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB280,000 (approximately $40,000) in cash to our non-employee directors.

Equity Awards

During the fiscal year ended December 31, 2025, no securities were issued to our directors pursuant to the 2022 Share Incentive Plan.

See Item 6.E for a description of our 2022 Share Incentive Plan.

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors shall face re-election at our 2026 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2027 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2028 annual general meeting of shareholders and every three years thereafter.

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

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and President to serve on the Board as they play key roles in the risk oversight or the Company. As a company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

As of December 31, 2025, we had a total of 48 full-time employees. Among these employees, we had 11 employees in management, 6 employees in sales and marketing, 13 employees in research and development, 7 employees in manufacturing and installation and 11 employees in administration/finance. We had a total of 48 and 46 full-time employees as of December 31, 2025 and 2024, respectively. We did not hire any part-time employees during the fiscal years ended December 31, 2025, 2024 and 2023. All of our employees are located at our offices or facilities in Beijing, Xi’an, Shenzhen, Yunnan and Hebei, China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement.

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

The following tables set forth certain information with respect to the beneficial ownership of our Shares as of April 27, 2026, for:

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

	Beneficial Ownership
Name of Beneficial Owner	Class A Shares	Class B Shares	% of beneficial ownership of Class A Shares**	% of beneficial ownership of Class B Shares**	% of aggregate voting power***
Directors and Executive Officers:
Xinyang Li	—	—	—	—	—
Guangfeng Dai(1)	156	200,000	*	20.0%	20.0%
Zhizhong Hu(2)	156	200,000	*	20.0%	20.0%
Degang Hou(3)	156	200,000	*	20.0%	20.0%
Yue Hu	—	—	—	—	—
Tonglong Liu	—	—	—	—	—
Baoqing Sun	—	—	—	—	—
Lidong Liu	—	—	—	—	—
Austin Huang	8	—	*	—	*
All directors and executive officers as a group (nine persons)	476	600,000	*	60.0%	59.9%
Other 5% or greater beneficial owner(s)
REIT International Development (Group) Co., Limited(1)(2)(3)	781	1,000,000	*	100.0%	99.8%
Streeterville Capital, LLC(4)	781,966	—	9.9%	—	*

*	Less than 1%.

**	For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of Class A or Class B shares, as applicable, beneficially owned by such person or group by the sum of 14,079,201, being the number of Shares, including 13,079,201 Class A Shares and 1,000,000 Class B shares, issued and outstanding as of April 27, 2026.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our shares, including Class A Shares and Class B shares, as a single class. Each holder of Class A Shares is entitled to one vote per share and each holder of our Class B shares is entitled to 1,000 votes per share on all matters submitted to them for a vote. Our Class A Shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)	Represents (i) approximately 156 Class A Shares held through REIT International (Group) Co, a Hong Kong limited liability company (“REIT International”). Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 781 Class A Shares held by REIT International and (ii) 200,000 Class B shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B shares held by REIT International.

(2)	Represents (i) approximately 156 Class A Shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 781 Class A Shares held by REIT International and (ii) 200,000 Class B shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B shares held by REIT International.

(3)	Represents (i) approximately 156 Class A Shares held through REIT International. Mr. Hou holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 781 Class A Shares held by REIT International and (ii) 200,000 Class B shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B shares held by REIT International.

(4)	Pursuant to the Schedule 13G/A filed with the SEC on February 25, 2026, Streeterville Capital, LLC (“Streeterville”) has rights, under a Pre-Paid Purchase, to own an aggregate number of shares of the Class A Shares which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such a cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Class A Shares beneficially owned by Streetertville was 781,966 shares, which is 9.99% of the 7,827,491 shares outstanding on October 24, 2025. John M Fife is the sole member of Streeterville Management, LLC which is the manager of Streeterville. The business address of Streeterville, Streeterville Management LLC and John M. Fife is 300 East Randolph Street, Suite 40.150, Chicago, IL 60601.

Record Holders

As of April 27, 2026, to our knowledge, we had 11 holders of record of our Class A Shares in the United States, which represented 10,698,728 Class A Shares, approximately 81.8% of our outstanding Class A Shares (including Cede & Co., the nominee of the Depositary Trust Company, holding 2,028,137 Class A Shares, representing approximately 15.5% of our outstanding Class A Shares). The number of holders of record and the shares they held is based exclusively upon the certified shareholder list provided by our transfer agent and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in the Company.

2022 Share Incentive Plan

On December 6, 2022, the Company’s shareholders approved the 2022 Share Incentive Plan, which initially allowed for issuance of up to 1,000 Class A Shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of Class A Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of Class A Shares determined by the Compensation Committee.

On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 1,000 Class A Shares to its employees, officers and directors for their services.

On December 22, 2025, shareholders approved Amendment No. 1 to 2022 Share Incentive Plan to, among other things, (a) increase the number of authorized shares available for issuance to a total of 360,000 unissued Class A Shares and (b) revise the evergreen provision from an annual increase to a semi-annual increase.

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

Amount of Awards

The maximum number of Class A Shares as to which awards may be granted under the 2022 Share Incentive Plan is 360,000 shares. The 2022 Share Incentive Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on January 1 and July 1, respectively, of each calendar year beginning with the 2023 fiscal year, in an amount equal to the lesser of (i) a number equal to 5% of the aggregate number of Class A Shares outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as is determined by the compensation committee. The automatic share reserve feature and any provisions that are or would create a “formula” plan for purposes of Nasdaq listing requirements will operate only until the ten-year anniversary of the earlier of the initial adoption of the 2022 Share Incentive Plan by the Board or the approval of the 2022 Share Incentive Plan by our shareholders, and therefore no automatic share reserve increase will be added after the increase on the first day of our 2032 fiscal year.

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

The Company records transactions with various related parties. These related party balances as of December 31, 2025 and 2024 and transactions for the years ended December 31, 2025, 2024 and 2023 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Hengfang Li*	Former Chief Executive Officer and former Chairman of the board of directors of ReTo prior to May 25, 2025; shareholder of the Company and father of Mr. Xinyang Li, Chief Executive Officer and director of the Company
Mr. Xiaojun Zou	Chief Executive Officer and Chairman of Dirong
Mr. Lap Cheong Chan	A shareholder of MMB and ReTo
Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”)	Mr. Hengfang Li is the Chairman of the board of directors of Shexian Ruibo
Shexian Ruida Environmental Science and Technology Co., Ltd. (“Shexian Ruida”)	An entity controlled by Shexian Ruibo
Q Green Techcon Private Limited	A non-controlling shareholder of disposed subsidiary, until December 31, 2025

*	On May 25, 2025, Mr. Hengfang Li resigned as the Chief Executive Officer and a director of the Company.

(2)	Due from related parties

As of December 31, 2025 and 2024, the balance due from related parties was as follows:

	As of December 31, 2025	As of December 31, 2024
Mr. Hengfang Li	$-	$24,048

(3)	Sales to related party

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Q Green Techcon Private Limited	$-	$229,600	$--

(4)	Due to related parties

	As of December, 2025	As of December 31, 2024
Mr. Hengfang Li	$606,862	$-
Mr. Lap Cheong Chan	1,070,111	-
Mr. Xiaojun Zou	14,872	-
	$1,691,845	$-

For the year ended December 31, 2025, the above related parties paid certain business expenses on behalf of the Company. The Company expects to repay the amount by December 31, 2026.

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

In addition, pursuant to the EIT Law and its implementation rules, dividends generated and distributed to us by ReTo Hengda, Dirong or Shenzhen MMB is subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

MMB Share Exchange Agreement dated April 25, 2025

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Acquisition of MeinMalzeBier in April 2025.”

MMB Management Services Agreement dated April 25, 2025

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Acquisition of MeinMalzeBier in April 2025.”

MMB Advisory and Consulting Agreement dated April 25, 2025

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Acquisition of MeinMalzeBier in April 2025.”

Streeterville SPA dated June 16, 2025

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—2025 Streeterville Financing.”

October 2025 SPA dated October 23, 2025

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—October 2025 Offering.”

Seven Arrows Share Exchange Agreement dated February 27, 2026

For a description of the terms of this agreement, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Share Exchange with Seven Arrows.”

Facility Agriculture Park Construction Contract

On September 30, 2025, our subsidiary, ReTo Hengye, entered into an Overall Construction Contract with Shanxi Wanxing Longda Industrial Co., Ltd. for the development of a Facility Agriculture Park in Lingqiu County, Datong City, Shanxi Province. Under the terms of this agreement, the contractor is responsible for the comprehensive construction of tropical fruit planting greenhouses and necessary park infrastructure. The project carries a total contract price of RMB 102.0 million, inclusive of taxes, which is payable through a series of progress-based installments, including completion and acceptance of park infrastructure, greenhouse main structure, and in-greenhouse facilities, along with other requirements specified in this agreement. The construction period is established as 730 calendar days from the date of ReTo Hengye’s written notice to commence work, with a mandatory completion and acceptance deadline set for September 30, 2027. The agreement includes strict confidentiality provisions regarding technical data and is governed by the laws of the PRC.

Tropical Fruit Cultivation Technology Development and Technical Service Contract

On October 15, 2025, ReTo Hengye entered into a five-year Technical Service Contract with Beijing Haoyu Runze Technology Group Co., Ltd. to secure advanced cultivation techniques for various tropical fruit varieties, including passion fruit, dragon fruit, and Australian finger lime, among others. Pursuant to this agreement, the counterparty licenses existing patented technologies and provides technical guidance for large-scale production. Furthermore, the agreement stipulates that any new technical achievements, intellectual property, or plant variety rights arising from research and development funded by ReTo Hengye will be solely owned by ReTo Hengye. The total consideration for these licenses and services is RMB 30.0 million, with the first payment of RMB 20.0 million due within 15 business days after the date of the agreement, the second payment of RMB 9.0 million due to certain milestone achievement and the last payment of RMB 1.0 million due within 15 business days after the complete performance of this agreement.

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

The following sets forth the material British Virgin Islands, PRC and U.S. federal income tax matters related to an investment in our Class A Shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A Shares, such as the tax consequences under state, local and other tax laws.

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

On December 25, 2024, the Law on Value-Added Tax of the People’s Republic of China (the “VAT Law”) were promulgated and took effect as from January 1, 2026. On the same day, the Implementing Regulations of the Law on Value-Added Tax of the People’s Republic of China (the “Implementing Regulations of the VAT Law”) were promulgated and also took effect as from January 1, 2026. The VAT Law and the Implementing Regulations of the VAT Law have refined, improved and adjusted relevant provisions on value-added tax on the basis of keeping the current tax framework and the tax burden generally unchanged.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. China’s currency has gradually depreciated against most foreign currencies over the last few years. The average exchange rate for US$ against Chinese RMB has changed from US$1.00 for RMB7.1957 in the fiscal year ended December 31, 2024 to US $1.00 for RMB7.1875 in the fiscal year ended December 31, 2025. The exchange rate was US$1.00 for RMB6.9931 as of December 31, 2025. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate in fiscal year ended December 31, 2024, our revenue cost of revenue and total expenses, including selling expenses, general administrative expenses, bad debt expense and research and development expenses, for the fiscal year ended December 31, 2025 would increase by $101,022, $52,939 and $603,429, respectively.

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

Credit Risk

As of December 31, 2025, we had cash and cash equivalents of approximately $0.3 million. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Commodity Risk

As a company engaged in the research, development and sales of ecological environment protection equipment, intelligent mining equipment and smart craft beer machines, our Company is exposed to the risk of an increase in the price of raw materials required for manufacturing of these equipment and machines. We historically have been able to pass on price increases to customers by virtue of pricing terms that vary with changes in raw material prices such as steel and cement, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

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

As of December 31, 2025 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective due to the material weaknesses identified below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2025 due to material weaknesses relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year ended accounting close and reporting; and (iii) a lack of adequate review procedures on the measurement of share-based compensation which led to restatement of our unaudited financial statements for the six months ended June 30, 2023. As a result, our management has concluded that our internal control was not effective as of December 31, 2025.

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

	December 31, 2025	December 31, 2024
Audit fees(1)	$180,000	$180,000
Audit-related fees	-	-
Tax fees	-	-
All other fees(2)	-	-
Total	$180,000	$180,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 18. Financial Statements

The consolidated financial statements of ReTo Eco-Solutions, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (Incorporated herein by reference to Exhibit 3.1 to our Form 6-K furnished on August 14, 2024)

1.2	Amendment to Amended and Restated Memorandum of Association (Incorporated herein by reference to Exhibit 3.1 to our Form 6-K furnished on March 12, 2025)

1.3	Amendment to Amended and Restated Memorandum of Association (Incorporated herein by reference to Exhibit 3.1 to our Form 6-K furnished on May 13, 2025)

2.1*	Specimen Class A Share Certificate

2.2*	Description of Securities Registered under Section 12 of the Exchange Act.

3.1	Form of Shareholder’s Voting Proxy Agreement (Incorporated herein by reference to Exhibit 9.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

4.1#	Form of Employment Agreement by and between ReTo Eco-Solutions, Inc. and its Executive Officers (Incorporated herein by reference to Exhibit 4.2 to our Form 20-F filed on May 15, 2024)

4.2*#	Translation of Form of Labor Contract by and between ReTo Hengda and Executive Officers

4.3	2022 Share Incentive Plan (Incorporated herein by reference to Exhibit 4.1 to our registration statement on Form S-8 filed on March 8, 2023)

4.4	Form of Securities Purchase Agreement, by and between the Company and the purchasers listed on the signature pages thereto, for the 2024 August Private Placement (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on August 30, 2024)

4.5	English Translation of Forest Rights Transfer Agreement by and between Zhiguo Han and ReTo Hengye (Incorporated herein by reference to Exhibit 4.1 to our Form 6-K filed on December 5, 2024)

4.6	English Translation of Share Sale Agreement by and between ReTo Eco-Solutions, Inc. and Zhao Duan Wen (Incorporated herein by reference to Exhibit 4.1 to our Form 6-K filed on January 6, 2025)

4.7

Form of Securities Purchase Agreement by and between the Company and the Purchaser listed on the signature pages thereto (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on April 3, 2025)

4.8	Share Exchange Agreement, dated April 25, 2025, by and among ReTo Eco-Solutions, Inc., MeinMalzebier Holdings Limited, Lap Cheong Chan and the Sellers (Incorporated herein by reference to Exhibit 2.1 to our Form 6-K filed on April 25, 2025)

4.9	Management Services Agreement, dated April 25, 2025, by and among ReTo Eco-Solutions, Inc., Beijing ReTo Hengda Technology Co., Ltd., Shenzhen MeinMalzeBier Catering Management Co., Ltd. and Dirong Century Big Data Technology Co., Ltd. (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on April 25, 2025)

4.10	Advisory and Consulting Agreement, dated April 25, 2025, by and between ReTo Eco-Solutions, Inc. and J Capital Management Ltd. (Incorporated herein by reference to Exhibit 10.2 to our Form 6-K filed on April 25, 2025)

4.11	Securities Purchase Agreement, dated June 16, 2025, by and between ReTo Eco-Solutions, Inc. and Streeterville Capital, LLC. (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on June 23, 2025)

4.12	Form of Securities Purchase Agreement, dated as of October 23, 2025, by and among ReTo Eco-Solutions, Inc. and certain Purchasers (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on October 24, 2025)

4.13	Share Exchange Agreement, dated February 27, 2026, by and among ReTo Eco-Solutions, Inc., Seven Arrows Supply Chain Limited, and Seller (Incorporated herein by reference to Exhibit 2.1 to our Form 6-K filed on March 4, 2026)

4.14	Management Services Agreement, dated February 27, 2026, by and among ReTo Eco-Solutions, Inc., Beijing ReTo Hengda Technology Co., Ltd., and Hainan Qi Jian Supply Chain Co., Ltd. (Incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed on March 4, 2026)

4.15*	Facility Agriculture Park Overall Construction Contract, dated September 30, 2025, by and between Beijing ReTo Hengye Technology Co., Ltd. and Shanxi Wanxing Longda Industrial Co Ltd.

4.16*	Tropical Fruit Cultivation Technology Development and Technical Service Contract, dated October 15, 2025, by and between Beijing ReTo Hengye Technology Co., Ltd. and Beijing Haoyu Runze Technology Group Co., Ltd.

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated herein by reference to Exhibit 99.1 to our Form F-1/A (File No. 333-219709) filed on August 4, 2017)

11.2	Insider Trading Compliance Manual, adopted on November 30, 2023 (Incorporated herein by reference to Exhibit 11.2 to our 20-F filed on May 15, 2024)

12.1*	Certification of the Principal Executive Officer of ReTo Eco-Solutions, Inc. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Principal Financial Officer of ReTo Eco-Solutions, Inc. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of the Principal Executive Officer of ReTo Eco-Solutions, Inc. Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Principal Financial Officer of ReTo Eco-Solutions, Inc. Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of YCM CPA INC.

97	Executive Compensation Clawback Policy (Incorporated herein by reference to Exhibit 97 to our 20-F filed on May 15, 2024)

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
Xinyang Li
Chief Executive Officer
(Principal Executive Officer)

Date: May 1, 2026

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ReTo Eco-Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReTo Eco-Solutions, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the three years ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the three years ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company reported a net loss of approximately $12.6 million and $8.4 million for the years ended December 31, 2025 and 2024, respectively, and the Company had a working deficit of approximately $5.1 million as of December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Goodwill – MMB Craft Beer Reporting Unit - Refer to Note 1, Note 3, and Note 5 to the financial statements

Critical Audit Matter Description

The Company tests goodwill for impairment annually (in the fourth quarter), or more frequently when events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit has declined below its carrying value. The Company utilizes a discounted cash flow methodology to calculate the fair value of its reporting units, which requires management to make significant estimates and assumptions related to projected revenue, discount rates, and earnings before interest, taxes, depreciation and amortization (“EBITDA”). Changes in these assumptions could have a significant impact on the fair value of the reporting unit and the amount of any goodwill impairment charge. As of December 31, 2025, the Company had one reporting unit, MMB Craft Beer reporting unit (“MMB”), with a goodwill balance of $7,982,271 before assessing potential impairment.

During the impairment test performed during the fourth quarter of fiscal year 2025, the Company identified several triggering factors indicating possible impairment of goodwill within MMB, which primarily included a slowdown of sales of MMB’s craft beer equipment and delayed expansion in medium-sized cities of the PRC during the second half of fiscal 2025 due to high competition from existing premium brand and rising costs, particularly in materials, packaging and logistics, which squeezed the segment’s profit margins. As a result, the Company used a discounted cash flow methodology to determine the fair value of MMB. These discounted cash flows did not support the carrying value of MMB. As a result, the Company recorded a goodwill impairment charge of $7,982,271 in the fourth quarter of 2025.

Given the significant judgments made by management to estimate the fair value of the MMB reporting unit, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to projected revenue, the discount rate, and terminal growth rate required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the projected revenues, discount rate, EBITDA, and terminal growth rate used by management to estimate the fair value of the MMB reporting unit included the following, among others:

●	We evaluated the reasonableness of management’s forecasted revenues by comparing the projected revenues and EBITDA to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) projected revenues used in the initial valuation.

●	We evaluated the reasonableness of management's choice of the discount rate and terminal growth rate used to determine the fair value of the MMB reporting unit by:

o	Performing a sensitivity analysis on the discount rate and terminal growth rate to assess whether reasonable changes in those assumptions would alter the conclusion that the carrying value of the reporting unit exceeded its fair value; and

o	Evaluating the reasonableness of the interaction between the discount rate and other assumptions used in the forecast.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781
Irvine, California
May 1, 2026

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$250,008	$671,355
Restricted cash	5,979	-
Accounts receivable, net	332,975	145,853
Advances to suppliers, net	491,182	522,190
Prepayments and other current assets	141,957	5,202
Due from related parties	-	24,048
Due from third parties	19,565	-
Inventories	77,912	-
Total current assets	1,319,578	1,368,648

Property, plant and equipment, net	52,269	21,497
Intangible assets, net	7,278,031	7,654,767
Prepayment for construction of properties	14,362,145	6,663,795
Right-of-use assets	247,573	28,085
Deposits for business acquisitions	8,579,886	18,520,126
Total assets	$31,839,482	$34,256,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Convertible note, net of issuance cost	$1,626,548	$-
Short-term bank loans	197,337	-
Advances from customers	350,563	1,213,465
Accounts payable	137,050	37,866
Accrued expenses and other liabilities	1,813,032	2,338,075
Loans from third parties	215,928	109,600
Taxes payable	269,989	249,628
Due to related parties	1,691,845	-
Lease liability – current	126,319	-
Total current liabilities	6,428,611	3,948,634

Long-term accounts payable	400,395	383,598
Loans from third parties – non-current	189,758	-
Lease liability – non-current	81,452	-
Total liabilities	$7,100,216	$4,332,232

Commitments and contingencies

Shareholders’ equity:
Class A shares, no par value, unlimited shares authorized, 1,887,189 shares and 386,253 shares issued and outstanding as of December 31, 2025 and 2024, respectively	$-	$-
Class B shares, $0.01 par value, 2,000,000 shares authorized, 1,000,000 shares issued and outstanding as of both December 31, 2025 and 2024	10,000	10,000
Additional paid-in capital	104,442,602	100,740,868
Statutory reserve	1,072,895	1,072,895
Accumulated deficit	(84,153,850)	(71,813,934)
Accumulated other comprehensive loss	(219,340)	(85,143)
Total shareholders’ equity attributable to ReTo Eco-Solutions, Inc.	$21,152,307	$29,924,686

Non-controlling interest	3,586,959	-
Total shareholders’ equity	$24,739,266	$29,924,686

Total liabilities and shareholders’ equity	$31,839,482	$34,256,918

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,
	2025	2024	2023

Revenues	$3,370,789	$1,599,376	$10,781
Revenues – related parties	-	229,600	-
Total revenues	3,370,789	1,828,976	10,781

Cost of revenues	2,181,184	871,329	9,240
Cost of revenues – related parties	-	132,443	-
Total cost of revenues	2,181,184	1,003,772	9,240
Gross profit	1,189,605	825,204	1,541

Operating expenses:
Selling	783,813	330,828	5,939
General and administrative	2,916,360	3,927,450	6,499,940
Provision for (recovery of) credit losses	89,719	199,812	(22,306)
Impairment of long-lived assets	725,940	-	-
Impairment of goodwill	7,982,271	-	-
Research and development	361,080	498,168	-
Total operating expenses	12,859,183	4,956,258	6,483,573

Loss from operations	(11,669,578)	(4,131,054)	(6,482,032)

Other income (expenses):
Interest expenses	(982,277)	(3,183)	(92,144)
Interest income	516	1,168	63
Other income (expenses), net	37,938	(602,228)	(22)
Loss from disposal of subsidiaries	-	(3,577,279)	-
Change in fair value of convertible debt	-	-	47,813
Total other expenses, net	(943,823)	(4,181,522)	(44,290)

Loss before income taxes	(12,613,401)	(8,312,576)	(6,526,322)
Income taxes expense	-	-	-
Net loss from continuing operations	(12,613,401)	(8,312,576)	(6,526,322)
Net loss from discontinued operations, net of taxes	-	(74,347)	(9,542,748)
Net loss	(12,613,401)	(8,386,923)	(16,069,070)
Less: Net loss attributable to non-controlling interest	(273,485)	(34,271)	(427,335)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(12,339,916)	$(8,352,652)	$(15,641,735)

Comprehensive loss:
Net loss	$(12,613,401)	$(8,386,923)	$(16,069,070)
Other comprehensive income (loss):
Foreign currency translation adjustment	(81,629)	1,145,186	223,433
Comprehensive loss	(12,695,030)	(7,241,737)	(15,845,637)
Less: Comprehensive loss attributable to non-controlling interest	(220,917)	(44,759)	(339,231)
Comprehensive loss attributable to Reto Eco-Solutions, Inc.	$(12,474,113)	$(7,196,978)	$(15,506,406)

Net loss attributable to ReTo Eco-Solutions, Inc.
Continuing operations	$(12,339,916)	$(8,312,576)	$(6,526,322)
Discontinued operations	-	(40,076)	(9,115,413)
Total	$(12,339,916)	$(8,352,652)	$(15,641,735)

Basic and diluted Loss per share attributable to ReTo Eco-Solutions, Inc.
Continuing operations	$(25.84)	$(50.68)	$(405.59)
Discontinued operations	-	(0.24)	(566.49)
Total	$(25.84)	$(50.92)	$(972.08)

Weighted average number of shares*
Basic and diluted	477,462	164,030	16,091

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Class A Shares		Class B Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total
	Number	Amount	Number	Amount	Capital	Reserve	Deficit	Loss	Interest	Equity
Balance at December 31, 2022	8,681	$-	-	$-	$53,374,493	$1,066,554	$(47,813,206)	$(2,388,890)	$835,578	$5,074,529
Net loss	-	-	-	-	-	-	(15,641,735)	-	(427,335)	(16,069,070)
Fractional share issued for reverse share split	31	-	-	-	-	-	-	-	-	-
Issuance of common shares in private placements	4,000	-	-	-	6,600,000	-	-	-	-	6,600,000
Conversion of convertible debt	5,593	-	-	-	4,111,082	-	-	-	-	4,111,082
Issuance of common shares for services	4,800	-	-	-	2,811,200	-	-	-	-	2,811,200
Share-based compensation	1,000	-	-	-	2,100,000	-	-	-	-	2,100,000
Appropriation to statutory reserve	-	-	-	-	-	6,341	(6,341)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	135,329	88,104	223,433
Balance at December 31, 2023	24,105	$-	-	$-	$68,996,775	$1,072,895	$(63,461,282)	$(2,253,561)	$496,347	$4,851,174
Net loss	-	-	-	-	-	-	(8,352,652)	-	(34,271)	(8,386,923)
Fractional share issued for reverse shares split	1,128	-	-	-	-	-	-	-	-	-
Issuance of Class B common shares in private placement	-	-	1,000,000	10,000	-	-	-	-	-	10,000
Issuance of common shares in private placements	331,904	-	-	-	29,390,438	-	-	-	-	29,390,438
Issuance of common shares for services	25,371	-	-	-	2,067,766	-	-	-	-	2,067,766
Issuance of common shares to employees and officers	3,745	-	-	-	285,889	-	-	-	-	285,889
Disposal of subsidiaries	-	-	-	-	-	-	-	1,012,744	(451,588)	561,156
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,155,674	(10,488)	1,145,186
Balance at December 31, 2024	386,253	$-	1,000,000	$10,000	$100,740,868	$1,072,895	$(71,813,934)	$(85,143)	$-	$29,924,686
Net loss	-	-	-	-	-	-	(12,339,916)	-	(273,485)	(12,613,401)
Issuance of Escrow Earnout shares	936,000	-	-	-	-	-	-	-	-	-
Pre-delivery shares and commitment shares issued for financing	132,722	-	-	-	2,223,163	-	-	-	-	2,223,163
Issuance of common shares in private placements	374,725	-	-	-	1,428,571	-	-	-	-	1,428,571
Fractional share issued for reverse shares split	28,342	-	-	-	-	-	-	-	-	-
Convertible note conversion	29,147	-	-	-	50,000	-	-	-	-	50,000
Non-controlling interest from acquisition	-	-	-	-	-	-	-	-	3,807,876	3,807,876
Foreign currency translation adjustment	-	-	-	-	-	-	-	(134,197)	52,568	(81,629)
Balance at December 31, 2025	1,887,189	$-	1,000,000	$10,000	$104,442,602	$1,072,895	$(84,153,850)	$(219,340)	$3,586,959	$24,739,266

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(12,613,401)	$(8,386,923)	$(16,069,070)
Less: Net loss from discontinued operations	-	74,347	9,542,748
Net loss from continuing operations	(12,613,401)	(8,312,576)	(6,526,322)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	271,736	32,464	3,838
Change in fair value of convertible debt	-	-	(47,813)
Convertible debt issuance cost	-	-	145,569
Accrued coupon interest expense	251,917	-	90,638
Accrued accretion expense	647,731	-	-
Share-based compensation	-	2,353,655	4,911,200
Change in allowance for credit losses	89,719	199,812	(22,306)
Impairment of long-lived assets	725,940	-	-
Impairment of goodwill	7,982,271	-	-
Loss from disposal subsidiary	-	3,577,279	-
Amortization of operating lease right-of-use assets	141,989	8,338	4,943
Changes in operating assets:
Accounts receivable	(220,641)	(258,182)	-
Advances to suppliers	73,233	(528,800)	(922)
Advances to suppliers-related party	913
Inventories	15,815	-	44,588
Prepayments and other current assets	(112,879)	4,438,961	(4,730)
Changes in operating liabilities:
Advances from customers	(891,254)	1,229,667	72,300
Accounts payable	54,900	3,668	75,276
Accounts payable - related party	-	(3,039)	3,089
Accrued expenses and other liabilities	(614,077)	526,623	322,760
Taxes payable	8,402	2,473	51,380
Operating lease liabilities	(153,370)	-	(42,367)
Net cash provided by (used in) operating activities from continuing operations	$(4,341,056)	$3,270,343	$(918,879)
Net cash used in operating activities from discontinued operations	$-	$(193,061)	$(10,671,866)
Net cash provided by (used in) operating activities	$(4,341,056)	$3,077,282	$(11,590,745)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	$-	$80,000	$-
Purchase of property and equipment	(113,125)	-	(46,831)
Purchase of intangible assets	-	(7,392,915)	(395)
Prepayment made on construction in process	(615,209)	(6,759,737)	-
Loans to third parties	(23,432)	-	-
Collection from third party loans	6,233	-	-
Collection from related parties	24,048	-	-
Deposits made for business acquisitions	(1,429,980)	(18,520,126)	-
Net cash used in investing activities from continuing operations	$(2,151,465)	$(32,592,778)	$(47,226)
Net cash provided by (used in) investing activities from discontinued operations	$-	$(987,511)	$398,909
Net cash provided by (used in) investing activities	$(2,151,465)	$(33,580,289)	$351,683

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from share issuance, net of offering cost	1,428,571	29,400,438	6,600,000
Proceeds from short-term bank loans	281,042	-	-
Repayment of short-term bank loans	(89,043)	-	-
Proceeds from third-party loans	439,232	111,178	112,980
Repayment of third-party loans	(209,390)	(111,178)	-
Proceeds from convertible note, net of offering cost	3,000,064	-	-
Proceeds from related party loans	1,201,230	866,864	503,943
Repayment to related party loans	(12,133)	(532,253)	(652,082)
Net cash provided by financing activities from continuing operations	$6,039,573	$29,735,049	$6,564,841
Net cash provided by financing activities from discontinuing operations	$-	$47,457	$5,900,479
Net cash provided by financing activities	$6,039,573	$29,782,506	$12,465,320

EFFECT OF EXCHANGE RATE CHANGES ON CASH	37,580	(21,813)	73,516

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(415,368)	(742,314)	1,299,774
CASH AND RESTRICTED CASH, BEGINNING OF YEAR	$671,355	$1,413,669	$113,895
CASH AND RESTRICTED CASH, END OF YEAR	$255,987	$671,355	$1,413,669

Reconciliation of cash and restricted cash, end of year
Cash and cash equivalents	$250,008	$671,355	$1,261,182
Restricted cash	5,979	-	$152,487
CASH AND RESTRICTED CASH, END OF YEAR	$255,987	$671,355	$1,413,669

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$82,629	$3,183	$-
Income tax paid	$-	$-	$-

Non-Cash Activities
Right-of-use assets obtained in exchange for operating lease obligations	$245,143	$-	$42,367
Addition to intangible assets through long term account payable	$-	$389,121	$-
Common shares issued for conversion of debt	$50,000	$-	$4,111,080
Payment to acquisition from deposits for equity acquisition	$3,978,000	$-	-
Addition to construction in process from deposits for equity acquisition	$7,399,268	$-	$-
Convertible note issuance cost	$2,223,163	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subsidiaries are collectively referred to as the Company. ReTo, through its subsidiaries, is engaged in manufacture and distribution of ecological environment protection equipment, intelligent mining equipment and related consultation and technological services. On April 25, 2025, ReTo entered into a share exchange agreement (the “Share Exchange Agreement”) to acquire 51% equity interest in MeinMalzeBier Holdings Limited. MeinMalzeBier Holdings Limited, through its subsidiaries in the PRC, is engaged in the business of selling craft beer and beer vending machines in the PRC.

As of December 31, 2025, the consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc.	British Virgin Islands	Parent
ReTo Global Holdings (“ReTo Global”)**	British Virgin Islands	100%
New REIT International Co., Limited (“New REIT”)	Hong Kong, China	100%
Sunoro Holdings Limited (“Sunoro Holdings”)	Hong Kong, China	100%
Beijing ReTo Hengda Technology Co., Ltd. (“ReTo Hengda”)*	Beijing, China	100%
Honghe ReTo Ecological Technology Co., Ltd. (“Honghe ReTo”)	Yunnan, China	100%
Zhangjiakou ReTo Intelligent Equipment Manufacturing Co., Ltd. (“Zhangjiakou ReTo”)**	Hebei, China	100%
Beijing ReTo Hengye Technology Co., Ltd. (“ReTo Hengye”)*	Beijing, China	100%
Beijing ReTo Xincheng Technology Co., Ltd. (“ReTo Xincheng”)**	Beijing, China	100% controlled by ReTo Hengye
Beijing REIT Equipment Technology Co., Ltd. (“REIT Equipment”)	Beijing, China	100%
MeinMalze Bier Holdings Limited (“MMB”)	British Virgin Islands	51% controlled by ReTo
MeinMalze Bier Global Limited (“MMB HK”)	Hong Kong, China	100% controlled by MMB
Shenzhen Dirong Century Big Data Technology Co., Ltd. (“Dirong”)	Shenzhen, China	100% controlled by MMB HK
Shenzhen MeinMalzeBier Catering Management Co., Ltd. (“Shenzhen MMB”)	Shenzhen, China	100% controlled by MMB HK

●

* On April 8, 2025, Sunoro Hengda (Beijing) Technology Co., Ltd. was renamed to “Beijing ReTo Hengda Technology Co., Ltd.”

* On April 10, 2025, Sunoro Bochuang (Beijing) Technology Co., Ltd. was renamed to “Beijing ReTo Hengye Technology Co., Ltd.”

●

** On August 1, 2025, the Company registered a new subsidiary in British Virgin Islands, ReTo Global Holdings.

** On October 16, 2025, the Company registered a new subsidiary in Hebei, China, Zhangjiakou ReTo Intelligent Equipment Manufacturing Co., Ltd.

** On November 17, 2025, the Company registered a new subsidiary in Beijing, China, Beijing ReTo Xincheng Technology Co., Ltd.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of ReTo and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Subsidiaries are those entities in which ReTo, directly or indirectly, controls more than 50% of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interests

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

Business acquisition

The Company accounts for its business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration paid and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets acquired, the difference is recognized directly in the statements of operations and comprehensive (loss) income.

The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

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

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, advances to suppliers, intangible assets, the recoverability of long-lived assets and goodwill, provision necessary for contingent liabilities, revenue recognition under the input method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash deposited in major third-party payment processing platforms such as Alipay. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents, deposit insurance. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $71,499) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Restricted Cash

Cash that is restricted as to withdrawal or is used or pledged as security is reported separately on the face of the Consolidated Balance Sheets and is included in the total cash in the consolidated statements of cash flows. The Company’s restricted cash mainly represents security deposits held in designated bank accounts for purchase payments. As of December 31, 2025 and 2024, restricted cash consists was $5,979 and nil, respectively.

Accounts Receivable, Net

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. Accounting Standards Codification (“ASC”) 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable was recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $201,995 and $108,936 as of December 31, 2025 and 2024, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to Suppliers, Net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for services and materials are short-term in nature. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continuing operations amounted to $2,860 and $2,740 as of December 31, 2025 and 2024, respectively.

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

Impairment of Long-lived Assets

The Company reviews long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. See Note 11—Property, Plant and Equipment and Note 12—Intangible assets, net for additional information on impairment.

Goodwill

Goodwill is recognized and initially measured as any excess of the acquisition-date consideration transferred in a business combination over the acquisition-date amounts recognized for the net identifiable assets acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not result in an impairment of goodwill. Impairment testing is performed at the reporting unit level. A reporting unit is defined as an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Evaluating goodwill for impairment involves the determination of the fair value of each reporting unit in which goodwill is recorded using a qualitative or quantitative analysis. If fair value is in excess of the carrying value, impairment is not indicated. If the carrying amount of a reporting unit is higher than its estimated fair value, the excess is recorded as an impairment expense. The Company performs its goodwill impairment test on annual basis. or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. See Note 5—Acquisition for additional information on impairment.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers, accounts payable, accrued expenses and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2025 and 2024 based upon the short-term nature of the assets and liabilities. The Company believes that the carrying amount of the long-term borrowings approximates fair value on December 31, 2025 and 2024 as the rates of the borrowings are reflective of the market rates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Assets measured at fair value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

●	Contingent consideration – earn-out liability from MMB acquisition

In connection with the acquisition of MMB (see Note 5) on April 25, 2025, the original shareholders (the “Sellers”) may be entitled to receive earnout shares in aggregated of 936,000 of the Company’ Class A shares (the “Escrow Earnout Shares”) during the three-year period (the “Earnout Period”) as follows: (i) If the Contributed Profits from MMB during the Earnout Period is greater than $1,600,000 for fiscal 2025, $2,800,000 for fiscal 2026 and $3,400,000 for fiscal 2027 (the “Contributed Profits Target”), each Seller shall be entitled to receive its pro rata share of 30%, 30% and 40% of the Escrow Earnout Shares in each year of the Earnout Period respectively; (ii) In the event that the profits from MMB do not exceed the Contributed Profits Target, the Sellers are entitle to a number of Escrow Earnout Shares equal to the product of (a) the number of relevant Escrow Earnout Shares and (b) the quotient obtained by dividing Contributed Profits by the required Contributed Profits Target in each year of the Earnout Period, and at Seller’s sole option, Sellers shall forfeit and shall no longer be eligible to receive the remaining Escrow Earnout Shares for such year or the Sellers shall be entitled to purchase all, but not less than all, of the remaining Escrow Earnout Shares for cash in an aggregate amount equal to the Contributed Profits Target less the Contributed Profits.

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and December 31, 2025. Given MMB’s financial underperformance and delayed expansion plan after the acquisition, the fair value of the earnout liability from MMB acquisition was determined at nil as of the date of acquisition and December 31, 2025. The Company determined the fair value of the contingent consideration using Monte Carlo simulation, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. The Monte Carlo simulation uses random numbers, together with the assumptions of volatility, risk-free rate to generate individual stock price paths under a Geometric Brownian Motion framework. The major assumptions used in the Monte Carlo simulation are as follows:

	December 31, 2025	April 25, 2025
Risk-free interest rate	3.47%-3.48%	3.75%-4.12%
Share price	$1.91	$19.4
Expected payment %	30% - 40%	30% - 40%
Volatility	17%	17%

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2025.

Assets measured at fair value on a nonrecurring basis

Annual and interim impairment tests may subject our reporting units with goodwill and long-lived assets to nonrecurring fair value measurement.

●	Long-lived assets

When impairment indicators are identified, the Company evaluates the impairment by comparing the carrying value of the asset or the asset group with its fair value. The fair value of the asset or asset group is determined, with assistance by an independent valuation firm, using income approach based on the discount cash flows with unobservable inputs (Level 3) and discount rate of 18.23%, depending on the underlying nature of the asset or the asset group. The impairment losses were $725,940, nil and nil recorded as “impairment of long-lived assets” for the years ended December 31, 2025, 2024 and 2023, respectively. The impairment of long-lived assets was disclosed in Note 11 and Note 12.

●	Goodwill

The Company tested for impairment on an annual basis as of December 31, and in between annual tests when the impairment indicators occur. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Company engaged an independent valuation firm to perform the quantitative impairment test in accordance with professional standards. The valuation utilized an income approach based on discount cash flows with unobservable inputs (Level 3) and discount rate of 18.23%. Significant assumptions used in the valuation included revenue growth, operating margins, discount rates, and terminal value calculations. The impairment loss of $7,982,271 was recorded in “impairment of goodwill” for the year ended December 31, 2025 and disclosed in Note 5.

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

The Company recognizes revenue when the machinery and equipment, are delivered and control is transferred. The Company generally provides a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separate performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification, and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2025, 2024 and 2023.

●	Revenue from technological consulting and other services

Revenue is recognized over time in accordance with the input method, based on the Company’s progress toward satisfying the related performance obligation.

●	Revenue from craft beer and vending machine sales

The Company engaged in craft beer business after the acquisition of MMB in April 2025. The Company recognizes revenue when beer and vending machines are delivered and control is transferred. The Company generally provides a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separate performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification, and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2025.

The following summarizes the Company’s revenue by nature from continuing operations:

	For the Year Ended December 31,
	2025	2024	2023
Equipment and accessories	$3,118,402	$1,176,070	$10,781
Technological consulting and other services	152,444	652,906	-
Craft beer and vending machine	99,943	-	-
Total revenue	$3,370,789	$1,828,976	$10,781

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

As of December 31, 2025 and 2024, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses as a part of selling and general and administrative expenses in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $98,031, $20,406 and $11,333 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

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

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Loss per Share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period using the two-class method. Under the two-class method, net income is allocated between Ordinary Shares and other participating securities based on their participating rights. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

For the years ended December 31, 2025, 2024 and 2023, the Company had no dilutive security outstanding that could potentially dilute EPS in the future. Since shareholders of Class B shares have no rights to any dividend, therefore, the Class B shares were excluded from the calculation of basic and diluted loss per share. In addition, the Company issued 936,000 Escrow Earnout Shares in the escrow account (See Note 5) and issued 127,000 Class A Shares as Pre-Delivery shares to the convertible loan investors (See Note 13), although legally issued, the Escrow Earnout Shares and Pre-Delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless earnout condition has been met or default of the share lending arrangement occurs.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in the PRC are determined using Renminbi (“RMB”), the local currency, as the functional currency. ReTo, MMB HK, MMB, ReTo Global, New REIT and Sunoro Holdings use U.S. Dollars (“US$”) as their functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)

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

	December 31, 2025	December 31, 2024	December 31, 2023

Year-end spot rate	US$1=RMB 6.9931	US$1=RMB 7.2993	US$1=RMB 7.0999
Year-end spot rate (discontinued operations)	US$1= INR 89.84	US$1= INR 85.55	US$1=INR 83.19
Average rate	US$1=RMB 7.1875	US$1=RMB 7.1957	US$1=RMB 7.0809
Average rate (discontinued operations)	US$1=INR 87.15	US$1=INR 83.66	US$1=INR 82.57

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

Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, including (i) equipment and technical service segment and (ii) craft beer segment.

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

As of December 31, 2025 and 2024, $49,673 and $665,968 of the Company’s cash and cash equivalents was deposited at financial institutions in the PRC mainland. These deposits were insured per the PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank.

For the year ended December 31, 2025, one customer accounted for 59% of the Company’s total revenue. For the year ended December 31, 2024, two customers accounted for 36% and 13% of the Company’s total revenue, respectively. For the year ended December 31, 2023, one customer accounted for 79% of the Company’s total revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations and Credit Risk  (continued)

As of December 31, 2025, two customers accounted for 58% and 28% of the Company’s consolidated accounts receivable, respectively. As of December 31, 2024, four customers accounted for 37%, 23%, 22% and 12% of the Company’s consolidated accounts receivable, respectively.

For the year ended December 31, 2025, the Company purchased approximately 36%, 16% and 13% of its raw materials from three major suppliers, respectively. For the year ended December 31, 2024, the Company purchased approximately 68% and 13% of its raw materials from two major suppliers, respectively. For the year ended December 31, 2023, the Company purchased approximately 83% and 14% of its raw materials from two major suppliers, respectively.

As of December 31, 2025, three suppliers accounted for 48%, 20% and 17% of the total accounts payable balance, respectively. As of December 31, 2024, two suppliers accounted for 58% and 33% of the total accounts payable balance, respectively.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosure of significant segment expenses and other segment items on an annual and interim basis under ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and for interim periods beginning after December 15, 2024. Early adoption is permitted and the amendments in this ASU should be applied on a retrospective basis to all periods presented. The Company adopted this ASU on January 1, 2024. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In March 2024, the FASB issued ASU No. 2024-01, Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”), which is intended to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those periods. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which is intended to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”), which clarifies the guidance to determine the accounting acquirer in a business combination that is affected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently evaluating the impact ASU 2025-03 will have on its financial statement disclosures.

In May 2025, the FASB issued ASU No. 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) (“ASU 2025-04”), which revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which amends ASC 326, Financial Instruments—Credit Losses and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which establishes authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements (“ASU 2025-12”), which makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2025, the Company’s revenue increased by approximately $1.5 million, or 84%, from approximately $1.8 million in the year ended December 31, 2024 to approximately $3.4 million in the year ended December 31, 2025; its gross profit from continuing operations increased by approximately $0.4 million, or 44%, from approximately $0.8 million in the year ended December 31, 2024 to approximately $1.2 million for the year ended December 31, 2025; and its gross margin for the year ended December 31, 2025 decreased to 35% from 45% for the prior year. In addition, for the years ended December 31, 2025, the Company incurred significant impairment losses for long-lived assets and goodwill primarily resulted from the MMB acquisition (Note 5). As a result, for the years ended December 31, 2025, 2024 and 2023, the Company reported a net loss of approximately $12.6 million, $8.4 million and $16.1 million, respectively. As of December 31, 2025, the Company had a working deficit of approximately $5.1 million.

As of December 31, 2025, the Company had cash of approximately $0.3 million. In addition, the Company had outstanding accounts receivable of approximately $0.3 million, of which approximately $20,000 were subsequently collected and became available for use as working capital. As of December 31, 2025, the Company had $0.2 million outstanding bank loans.

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

NOTE 4 – DISCONTINUED OPERATIONS

The Company’s subsidiary, REIT Holdings (China) Limited (“REIT Holdings”), and its subsidiaries were primarily engaged in municipal construction material sales business, municipal construction projects and equipment manufacture and sales business. On December 31, 2024, the Company, with the approval from its board of directors, sold its 100% ownership interest in REIT Holdings to a third-party buyer (the “Buyer”), a less-than 5% Class A shareholder of the Company, for a cash consideration of $80,000 (based on the valuation assessed by a third- party valuation firm), which was fully paid by the Buyer by December 31, 2024. The disposition was completed on December 31, 2024. The Company recorded a loss from the disposition of $3,577,279 for the year ended December 31, 2024.

The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2023 and 2024 were reported as loss from discontinued operations.

The results of discontinued operations of REIT Holdings for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31,
	2024	2023
Revenues	$2,429,726	$3,225,505
Cost of revenues	1,249,372	3,016,974
Gross profit	1,180,354	208,531
Operating expenses	897,658	5,070,857
Gain (loss) from discontinued operations	282,696	(4,862,326)
Other income (loss), net	(373,467)	(4,697,061)
Loss before tax	(90,771)	(9,559,387)
Income tax benefit	(16,424)	(16,639)
Net loss from discontinued operations	$(74,347)	$(9,542,748)

NOTE 5 – ACQUISITION

On April 25, 2025, ReTo entered into the Share Exchange Agreement to acquire 51% equity interest in MMB, a British Virgin Islands business company, from the Sellers. Pursuant to the Share Exchange Agreement, the purchase consideration consisted of cash consideration of $3,978,000 and earnout shares in aggregated of 936,000 of the Company’ Class A shares subject to certain performance conditions (i.e., earn-out provisions) and requirements over the following three years (See Note 2). The total fair value of the purchase considerations was determined at $3,978,000, based on a valuation performed by an independent valuation firm engaged by the Company. The fair value of earnout liability at the closing of the acquisition was determined at nil due to great uncertainties to meet the earn-out provisions. For the year ended December 31, 2025, the Company nominally issued 936,000 earnout shares into escrow (the “Escrow Earnout Shares”) for the purpose of future issuance of Escrow Earnout Shares.

MMB, through its subsidiaries in the PRC, is engaged in the business of selling craft beer and beer machines in the PRC. The MMB acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

Amount
Cash	3,196
Accounts receivable, net	44,822
Prepaid expenses and other current assets	244,421
Property and equipment, net	215,198
Goodwill	7,982,271
Total assets	8,489,908

Current liabilities	(689,908)
Total liabilities	(689,908)
49% equity value with non-controlling interests	(3,822,000)
Total consideration	3,978,000

MMB’s revenue and net loss included in the Company’s consolidated financial statements of operations and comprehensive loss since date of acquisition through December 31, 2025, were $104,434 and $558,132, respectively.

Supplemental pro forma information (unaudited)

The unaudited pro forma information summarizes the results of operations of the Company for the years ended December 31, 2023, 2024 and 2025 assuming that the acquisition of MMB occurred as of January 1, 2023. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the Year Ended December 31,
	2025	2024	2023
Pro forma revenue	$3,370,789	$1,940,436	$13,969
Pro forma loss	$(12,644,383)	$(8,658,758)	$(6,532,735)

Fiscal 2025 year ended Goodwill Impairment

During the impairment test performed during the fourth quarter of fiscal year 2025, the Company identified several triggering factors indicating possible impairment of goodwill within MMB craft beer reporting unit, which primarily included a slowed down of sales MMB’s craft beer equipment and delayed expansion plan in medium size cities of PRC during the second half of fiscal 2025 due to high competition from existing premium brand; and rising costs, particularly in material, packaging and logistics, were squeezing the segment’s profit margins. As a result, MMB had in continuous loss since acquisition. Based on the qualitative assessment indicating it was more likely than not that the fair value of the MMB reporting unit was less than its carrying amount, the Company proceeded to perform the quantitative goodwill impairment test as required by ASU 2017-04. The Company engaged an independent valuation firm to perform the quantitative impairment test. The valuation utilized the income approaches based on discounted cash flow method. Significant assumptions used in the valuation included revenue growth rates, discount rates, and terminal value calculations.

NOTE 5 – ACQUISITION (continued)

The valuation concluded that the carrying value of the MMB reporting unit exceeded its fair value, which resulted in a goodwill impairment charge of $7,982,271. The goodwill impairment was calculated as the amount that the carrying value of the reporting unit, including any goodwill, exceeded its fair value, limited to the total amount of goodwill allocated to the reporting unit. As a result, the Company had no remaining goodwill related to MMB craft beer reporting unit on the consolidated balance sheet as of December 31, 2025.

The quantitative impairment test involves the use of significant estimates and assumptions to evaluate the impact of operational and economic changes on each reporting unit. The Company estimate the fair value using the income valuation approach with assistance of third-party valuation firm. The income approach applies a fair value methodology to the single reporting unit based on discounted cash flows. This analysis requires significant estimates and judgments, including (i) the estimation of future revenue, projected gross profit margins, projected operating costs, projected operating income margins, and projected capital expenditures, which are dependent on internal cash flow forecasts; and (ii) determination of the risk-adjusted discount rates. The weighted average cost of capital used in the Company’s impairment test was risk-adjusted to reflect the specific risk profile of the reporting units and was estimated at 18.23%. The Company bases fair value estimates on assumptions it believes are reasonable, though unpredictable and inherently uncertain. Actual future results may differ from those estimates.

NOTE 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Trade accounts receivable	$534,970	$254,789
Less: Allowance for credit loss	(201,995)	(108,936)
Accounts receivable, net	$332,975	$145,853

Allowance for credit losses movement is as follows:

	December 31, 2025	December 31, 2024
Beginning balance	$108,936	$279
Provision for credit losses	89,719	110,229
Foreign exchange translation	3,340	(1,572)
Ending balance	$201,995	$108,936

NOTE 7 – DEPOSITS FOR BUSINESS ACQUISITION

Deposits for business acquisition consisted of the following:

	December 31, 2025	December 31, 2024
Deposit on potential acquisition with Sunflower (i)	$-	$18,520,126
Refundable deposit on equity investment on Guanghong Energy (ii)	8,579,886	-
Ending balance	$8,579,886	$18,520,126

(i)	On August 31, 2024, the Company made prepayments in an aggregate amount of $18,520,126 to Sunflower Energy Holding Limited (“Sunflower”) as deposits to secure potential business acquisitions and strategic investments. Such balance was fully utilized in the specific investments for the year ended December 31, 2025. As of December 31, 2025, the deposit balance with Sunflower was nil.

(ii)	On December 9, 2025, Sunflower assisted the Company to secure an investment with Hong Kong Guanghong Energy Technology Co., Ltd. (“Guanghong Energy”). Pursuant to the agreement, the Company agreed to acquire 60% to 80% of the equity interest in Guanghong Energy’s photovoltaic power generation project once Guanghong Energy establishes relevant project operating entity and obtains exclusive operating licenses subject to local regulatory approval and the Company’s internal due diligence and approval. As of December 31, 2025, the Company’s security deposit with Sunflower in the amount of $8,579,886 was transferred to Guanghong Energy as refundable security deposit for the Company’s investment. As of December 31, 2025, Guanghong Energy is in the process of incorporating the project company and obtaining the relevant regulatory licenses and approvals. The Company’s further due diligence and internal review and approval of investment decision are expected to be completed by the end of 2026.

NOTE 8 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Prepayment for equipment and service purchase	$494,042	$524,930
Less: Allowance for credit losses	(2,860)	(2,740)
Advances to suppliers, net	$491,182	$522,190

The Company’s suppliers generally require refundable prepayments from the Company before delivery of goods or support of services. The prepayment is necessary to secure the supply in the market or secure a favorable price.

The changes of allowance for doubtful accounts for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Beginning balance	$2,740	$2,817
Foreign exchange translation	120	(77)
Ending balance	$2,860	$2,740

NOTE 9 – PREPAYMENT FOR CONSTRUCTION OF PROPERTIES

	December 31, 2025	December 31, 2024
Orchard construction project	$11,502,183	$6,663,795
Fruit planting construction and planting project	2,859,962	-
Total	$14,362,145	$6,663,795

Orchard construction project

On December 31, 2023, the Company signed orchard construction project contracts with Inner Mongolia Yurun Construction Engineering Co., Ltd. (“Yurun”) and Lingqiu County Jinling Construction Engineering Co., Ltd. (“Jinling”) to construct orchard projects on the forest land that the Company owns concession right (Note 12). As of December 31, 2024, the Company hade prepaid amount of $6,663,795 for construction.

Due to replanning and restructure of the project in 2025, on September 30, 2025, the Company signed a new orchard construction project contract with Shanxi Wanxing Longda Industrial Co., Ltd. (“Wanxing”) introduced by Sunflower as general contractor for the orchard project with the estimated project cost of $14.6 million. Pursuant to the agreement signed by the Company, Wanxing, Yurun and Jinling, all parties agreed that the historical construction prepayments made by the Company to Yurun and Jinling were transferred to Wanxing without recourse to the Company. In addition, the Company further utilized $3.1 million of deposits made to Sunflower as the construction deposit to Wanxing. As of December 31, 2025, the aggregated construction deposit balance with Wanxing amounted $11,502,183. The construction of Orchard project was at initial phase as of December 31, 2025 and the Company expects to complete the preliminary construction prior to the end of 2027.

Fruit planting construction and planting project

On October 15, 2025, the Company signed a fruit planting technology development contract with Beijing Haoyu Runze Technology Group Co., Ltd (“Haoyu”) introduced by Sunflower, with total investment of $4.3 million. The Company utilized $2.9 million deposit to Sunflowers towards this contract as construction deposit with Haoyu. As of December 31, 2025, the Company’s construction deposit with Haoyu was $2,859,962.

As of December 31, 2025 and 2024, the total prepayment for construction of properties was $14,362,145 and $6,663,795, respectively. The construction and planting of Fruit project was at initial phase as of December 31, 2025 and the Company expects to complete the preliminary construction and planting of fruit prior to the end of 2027.

NOTE 10 – LEASES

The Company has several operating leases for manufacturing facilities, dormitories and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended December 31, 2025, 2024 and 2023 was $163,393, $8,338 and 4,943, respectively.

NOTE 10 – LEASES (continued)

The Company’s operating leases primarily include leases for dormitories, office space and manufacturing facilities. The current portion of operating lease liabilities is presented on the consolidated balance sheet. For the year ended December 31, 2025, total lease expense amounted to $163,393, which included $8,407 of interest, $141,989 of amortization expense of ROU assets and short-term lease expense of $13,537. For the year ended December 31, 2024, total lease expense amounted to $8,338, which included nil of interest, $8,338 of amortization expense of ROU assets and short-term lease expense of nil. Total cash paid for operating leases amounted to $153,370 and nil for the years ended December 31, 2025 and 2024, respectively. Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2025
Right-of-use assets	$247,573

Operating lease liabilities – current	$126,319
Operating lease liabilities – non-current	81,452
Total operating lease liabilities	$207,771

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.83
Weighted average discount rate	3.61%

The following is a schedule of maturities of lease liabilities as of December 31, 2025:

Twelve months ending December 31,
2026	$131,580
2027	82,801
2028	-
2029	-
2030	-
Total future minimum lease payments	214,381
Less: Imputed interest	(6,610)
Present value of lease liabilities	$207,771

NOTE 11 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Machinery and equipment	$334,343	$-
Transportation vehicles	43,872	-
Office and electronic equipment	26,427	18,146
Leasehold improvement	29,030	27,812
Subtotal	433,672	45,958
Less: Accumulated depreciation	(131,175)	(23,932)
Impairment of fixed assets	(250,228)	(529)
Property, plant and equipment, net	$52,269	$21,497

Depreciation expense was $62,106, $15,274 and $ 3,575 for the years ended December 31, 2025, 2024 and 2023, respectively.

During the impairment test performed during the fourth quarter of fiscal year 2025, due to the delayed expansion plan and financial underperformance of MMB craft business (See Note 5), the Company performed a quantitative impairment assessment and determined that the carrying value of certain fixed assets in the MMB exceeded its fair value. Accordingly, impairment loss of $242,922 was recorded for the year ended December 31, 2025 based on the fair value assessment provided by the third party valuation firm using the significant unobservable inputs (See Note 2). No impairment loss was recorded for the years ended December 31, 2024 and 2023.

NOTE 12 – INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Concession right on forest land	$8,007,893	$7,671,969
Less: Accumulated amortization	(233,414)	(17,202)
Impairment of intangible assets	(496,448)	-
Intangible assets, net	$7,278,031	$7,654,767

Amortization expense was $209,630, $17,190 and $263 for the years ended December 31, 2025, 2024 and 2023, respectively.

During the impairment test performed in the fourth quarter of fiscal 2025, the Company determined that the carrying value of concession right on forest land exceeded fair value based on the valuation performed by third party valuation firm. Impairment loss of $483,018 was recorded for the year ended December 31, 2025. No impairment loss was recorded for the years ended December 31, 2024 and 2023.

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2026	$202,102
2027	202,102
2028	202,102
2029	202,102
2030	202,102
Thereafter	6,267,521
Total	$7,278,031

NOTE 13 – CONVERTIBLE LOANS

On June 16, 2025, ReTo entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”). Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell to the Investor one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) at an aggregate purchase price of up to $10,000,000 for the purchase of the Company’s Class A Shares. The Company also agreed to issue (i) 5,722 Class A Shares to the Investor (the “Commitment Shares”) as consideration for the Investor’s commitment and (ii) 127,000 Class A Shares to the Investor (the “Pre-Delivery Shares”) for $63.50 on June 17, 2025. The proceeds from the Pre-Paid Purchases are expected to be used for working capital and other corporate purposes.

The Securities Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $3,165,000 (the “Convertible Note”), before deducting an original issue discount (the “OID”) of $150,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be five percent (5%) of the amount set forth in the applicable Request (as defined in the Securities Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of seven percent (7%) per annum. Within a committed two-year period, and subject to certain specified conditions, the Company may request the issuance of additional Pre-Paid Purchases to the Investor, with each purchase amount no less than $250,000, provided that the total outstanding balance of all Pre-Paid Purchases does not exceed $2,000,000. Following the funding of each Pre-Paid Purchase, the Investor has the right, but not the obligation, to purchase from the Company its Class A Shares not exceeding (i) the outstanding balance of the funded amount, and (ii) 9.99% beneficial ownership of the Company’s outstanding Class A Shares. The purchase price of the Class A Shares will be 85% of the lowest daily VWAP during the ten (10) trading days immediately prior to the purchase notice date, but not less than the floor price (the “Floor Price”). The Floor Price for the Initial Pre-Paid Purchase is $1.00. The Floor Price for the subsequent Pre-Paid Purchase is the greater of 20% of the “Minimum Price” as defined under Nasdaq Listing Rule 5635(d) as of the applicable Pre-Paid Purchase date and $1.00.

NOTE 13 – CONVERTIBLE LOANS (continued)

The Company has identified and evaluated the embedded features of the Convertible Note and concluded that the risks associated with the conversion provisions are in substance a redemption option and are clearly and closely associated with the risks associated with the Convertible Note (Debt host), and other embedded features such as the Company’s call option, contingent interest features for event of default, the right to prepay, and event of delisting put option are also clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815. Consequently, the Company accounts for the Convertible Note as a liability following the respective guidance ASC 470-20, measured at its amortized cost on the consolidated balance sheets.

As Pre-Delivery Shares can be separately exercised (i.e. each can continue to exist unchanged when the other is exercised), the Company concluded that they were freestanding. The Pre-Delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement in accordance with 470-20-25-20A. The Company did not receive any proceeds or pay any consideration related to the Pre-Delivery Shares, except that the Company received a one-time nominal fee of $63.5 upon the issuance of the Pre-Delivery Shares and will pay the same amount to the investors upon the return of Pre-Delivery Shares, respectively. The fair value of the Pre-Delivery Shares was based on the Nasdaq trading price ($16.75) on the issuance day. The Company included the fair value of the Pre-Delivery Shares as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-Delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-Delivery Shares would be included in the basic and diluted loss per share calculation.

On December 23, 2025, pursuant to the terms of the Purchase Agreement, upon the Investor’ notice, the Company issued 29,147 Class A Shares to the Investor from conversion of $50,000 of the Convertible Note.

The Convertible Note accounted for at amortized cost as of December 31, 2025 consisted of following:

As of December 31, 2025
Convertible note principal	$3,165,000
Original issue discount	(150,000)
Legal cost	(15,000)
Fair value for pre-delivery shares related to the issuance of convertible note	(2,223,100)
Accrued accretion expense	647,731
Accrued coupon interest expense	251,917
Convertible note conversion	(50,000)
Total	$1,626,548

Subsequent to December 31, 2025 and up to April 23, 2026, the Company issued an aggregate of 1,199,813 Class A shares for conversion of the $765,000 Convertible Debentures based on the conversion price ranging from $0.54 to $1.01.

NOTE 14 – LOANS FROM THIRD PARTIES

Loans from Third Parties	As of December 31, 2025	As of December 31, 2024
Honghe County Yisa Hengtong Decoration Company (“Yisa”) (1)	-	109,600
Ms. Yan Liu(2)	71,499	-
Mr. YuHuan Yang(3)	142,998	-
Mr. Shaocheng Li(1)	153,008	-
Yunnan Longbao Biotechnology Co., LTD (“Yunnan Longbao”) (4)	38,181	-
Loans from third parties	$405,686	$109,600
Less: Loans from third parties - non-current	189,758	-
Loans from third parties - current	$215,928	$109,600

(1)	On May 6, 2024, the Company entered into a loan agreement with a third party Yisa Decoration Company to borrow $109,600 as a working capital loan. The loan period is from May 6, 2025 to May 5, 2027, and the loan is interest-free. The loan was fully transferred to Mr. Shaocheng Li, an affiliate of Yisa, in November 2025. The Company further borrowed $38,609 from Mr. Shaocheng Li with maturity date on December 31, 2026. The loan was unsecured and interest-free. As of December 31, 2025, the balance loan from Mr. Shaocheng Li was $153,008.

(2)	On November 3, 2025, the Company entered into a loan agreement with a third party Ms. Yan Liu to borrowed $71,499 as working capital loan with maturity date on May 2, 2026 and an annual interest rate of 20%.

(3)	On November 10, 2025, the Company entered into a loan agreement with a third party Mr. YuHuan Yang to borrowed $142,998 as working capital loan with maturity date on March 9, 2026 and an annual interest rate of 8%.

(4)	For the year ended December 31, 2025, the Company entered into a loan agreement with a third party Yunnan Longbao to borrow $38,181 as working capital loan. The loan is due on demand, unsecured, and interest-free.

NOTE 15 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

ReTo, ReTo Global and MMB was incorporated in the British Virgin Islands and is exempt from paying income tax. New REIT, MMB HK and Sunoro Holdings are registered in Hong Kong as holding companies.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB3 million is subject to a reduced effective rate of 5%, for the years ended December 31, 2024 and 2025. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. REIT Equipment, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2025 to 2028.

The following table reconciles income tax expense by statutory rate to the Company’s actual income tax expense:

	For the Year Ended December 31,
	2025	2024	2023
Income tax benefit computed based on PRC statutory income tax rate	$(3,153,351)	$(2,078,144)	$(1,631,581)
Effect of favorable income tax rate in certain entity in PRC	(10,230)	-	-
Non-PRC entities not subject to PRC tax (1)	2,675,379	1,768,565	1,596,505
Research & Development (“R&D”) tax credit (2)	(84,079)	-	-
Non-deductible expenses - permanent difference (2)	28,915	1,393	243
Change in valuation allowance	543,366	308,186	34,833
Effective tax (benefit) expense	$-	$-	$-

(1)	Represents the tax losses incurred from operations outside of China.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

The breakdown of the Company’s loss before income tax provision is as follows:

	For the Year Ended December 31,
	2025	2024	2023
Loss before income tax expense from China	$(1,866,060)	$(1,238,315)	$(140,301)
Loss before income tax expense from outside of China	(10,747,341)	(7,074,261)	(6,386,021)
Total loss before income tax provision	$(12,613,401)	$(8,312,576)	$(6,526,322)

NOTE 15 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred by ReTo holdings companies incorporated outside of China.

The income tax provision (benefit) was nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of December 31, 2025 and 2024.

Deferred tax asset	As of December 31 2025	As of December 31 2024
Allowance for credit loss	$1,049,306	$28,051
Tax loss carried forwards	226,516	414,904
Lease liability	35,933	-
Net of deferred tax liability	(43,957)	-
Deferred tax assets	1,267,798	442,955
Valuation allowance	(1,267,798)	(442,955)
Deferred tax assets, net	$-	$-

Deferred tax liability	As of December 31 2025	As of December 31 2024
Deferred tax liability	43,957	-
Net deferred tax liability to deferred tax assets	(43,957)	-
Deferred tax liability, net	$-	$-

(b)	VAT

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

(c)	Taxes payable

The Company’s taxes payable consist of the following:

	As of December 31,	As of December 31,
	2025	2024
VAT tax payable	$79,217	$71,796
Corporate income tax payable	177,831	170,370
Land use tax and other taxes payable	12,941	7,462
Total	$269,989	$249,628

As of December 31, 2025 and 2024, the Company had taxes payable of approximately $0.3 million and $0.2 million, respectively, mostly related to the unpaid income tax and business tax in China. For the years ended December 31, 2025, 2024 and 2023, the Company has not received any penalty or interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

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

NOTE 17 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2025 and 2024 and transactions for the years ended December 31, 2025, 2024 and 2023 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Hengfang Li*	Former Chief Executive Officer and former Chairman of the board of directors of ReTo prior to May 25, 2025; shareholder of the Company.
Mr. Xiaojun Zou	Chief Executive Officer and Chairman of Dirong
Mr. Lap Cheong Chan	A shareholder of MMB and ReTo
Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”)	Mr. Hengfang Li is the Chairman of the board of directors of Shexian Ruibo
Shexian Ruida Environmental Science and Technology Co., Ltd. (“Shexian Ruida”)	An entity controlled by Shexian Ruibo
Q Green Techcon Private Limited	A non-controlling shareholder of disposed subsidiary, until December 31, 2025

*	On May 25, 2025, Mr. Hengfang Li resigned as the Chief Executive Officer and a director of the Company.

(2)	Due from related parties

As of December 31, 2025 and 2024, the balance due from related parties was as follows:

	As of December 31, 2025	As of December 31, 2024
Mr. Hengfang Li	$-	$24,048

(3)	Sales to related party

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Q Green Techcon Private Limited	$-	$229,600	$--

(4)	Due to related parties

	As of December, 2025	As of December 31, 2024
Mr. Hengfang Li	$606,862	$-
Mr. Lap Cheong Chan	1,070,111	-
Mr. Xiaojun Zou	14,872	-
	$1,691,845	$-

For the year ended December 31, 2025, the above related parties paid certain business expenses on behalf of the Company. The Company expects to repay the amount by December 31, 2026.

NOTE 18 – SHAREHOLDERS’ EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,072,895 and $1,072,895 as of December 31, 2025 and 2024, respectively.

Common Shares

ReTo was established on August 7, 2015 under the laws of the British Virgin Islands.

Share redesignation

On August 4, 2024, shareholders of ReTo at the 2024 Annual General Meeting of Shareholders approved the amendment and restatement of its amended memorandum and articles of association to, among other things, (a) redesignate the existing shares, par value $0.10 each, as Class A Shares, par value $0.10 each, with the same rights as the existing shares, including the right to one vote at a meeting of the shareholders or on any resolution of shareholders; the right to an equal share in any dividend paid by the Company; and the right to an equal share in the distribution of the surplus assets of the Company on its liquidation, and (b) create an additional 2,000,000 shares each to be designated as Class B shares, par value $0.01 each, with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation. The Company has retroactively reflected the above changes made to the Company’s capital structure in the consolidated financial statements as of the earliest period presented.

Immediately after the share redesignation, the Company has an unlimited authorized number of Class A Shares, no par value, and 2,000,000 authorized Class B shares with par value of $0.01 each.

Issuance of Class B shares

On August 14, 2024, as approved by the Company’s board of directors and shareholders, the Company issued 1,000,000 Class B shares to REIT International Development (Group) Co., Limited for a total consideration of $10,000. The issuance of the Class B shares was in reliance on the registration exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Share combinations

On May 9, 2023, the Company implemented a combination of its authorized, issued and outstanding shares at a ratio of ten-for-one so that every ten shares (or part thereof) authorized and issued were combined into one share (with the fractional shares rounding up to the next whole share) (the “2023 Share Combination”). The Company’s shares began trading on a post-combination basis on May 12, 2023. As a result of the 2023 Share Combination, the Company’s authorized shares were changed from 200,000,000 shares, par value $0.001 per share, to 20,000,000 shares, par value $0.01 per share.

On July 31, 2023, the Company’s board of directors approved a change of the maximum number of shares that the Company is authorized to issue from 20,000,000 shares of a single class each with a par value of $0.01 to an unlimited number of shares of a single class each with a par value of $0.01, effective July 31, 2023.

On February 1, 2024, the Company’s board of directors approved another combination of shares on a ten-for-one basis (the “2024 Share Combination”). The Company’s shares began trading on a post combination basis on March 1, 2024. As a result of the 2024 Share Combination, each ten pre-combination shares of the Company were automatically combined into one share without any action on the part of the holders, with par value of the shares of the Company changing from $0.01 per share to $0.1 per share.

NOTE 18 – SHAREHOLDERS’ EQUITY (continued)

Common Shares (continued)

On February 11, 2025, the Company’s board of directors approved another combination of shares on a ten-to-one basis (the “2025 Share Combination I”). The Company’s shares began trading on a post-combination basis on March 7, 2025. As a result of the 2025 Share Combination I, each ten pre-combination shares of the Company were automatically combined into one share without any action on the part of the holders, with par value of the shares of the Company changing from $0.1 per share to $1.0 per share.

On May 12, 2025, the Company’s board of directors approved to amend and restate the memorandum and articles of association, currently in effect, to adjust the par value of its existing Class A Shares from “par value $1 each” to “no par value.” The Company filed the amended and restated memorandum articles of association to reflect this adjustment with the British Virgin Islands Registrar of Corporate Affairs.

On November 3, 2025, the Company’s board of directors approved another combination of shares on a five-to-one basis (the “2025 Share Combination II”). The Company’s shares began trading on a post-combination basis on November 3, 2025. As a result of the 2025 Share Combination II, each five pre-combination shares of the Company were automatically combined into one share without any action on the part of the holders, with no par value of the shares of the Company.

The above share redesignation and share combinations are part of the Company’s recapitalization, which was accounted for on a retroactively basis as if the transaction occurred at the beginning of the period presented pursuant to ASC 260. All Class A and Class B ordinary shares and per share data for all periods have been retroactively restated accordingly. As of December 31, 2025 and December 31, 2024, 1,887,189 and 386,253 Class A Shares, respectively, were issued and outstanding.

Escrow Earnout Shares

936,000 Class A Shares was issued in connection with the April 25, 2025 acquisition of MMB as the Escrow Earnout Shares (see Note 5).

Commitment Shares and Pre-Delivery Shares

5,722 Commitment Shares and 127,000 Pre-Delivery Shares was issued in connection with the convertible loans with Streeterville Capital, LLC (see Note 13).

Equity grants

On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 1,000 Class A shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $2,100,000.

On June 7, 2024, the Company’s board of directors approved the issuance of an aggregate of 3,745 common shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan. For the period from June 24, 2024 to August 12, 2024, the Company issued an aggregate of 3,745 Class A Shares, and the Company recognized share-based compensation expenses of $285,889.

Issuances for Consulting Services

On February 27, 2023, the Company entered into a consulting service agreement with Express Transportation Ltd. (“ETL”). Pursuant to the agreement, ETL agreed to provide feasibility, analysis and risk management services for investment projects in mainland China in exchange for 400 Class A shares, which were issued on March 8, 2023. Share-based compensation is amortized over the service period. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $840,000.

On February 27, 2023, the Company entered into a consulting service agreement with Maxleed Investment Holding Ltd. (“MIHL”). Pursuant to the agreement, MIHL agreed to provide strategy, due diligence, business expansion and optimization services in exchange for 400 Class A shares, which were issued on March 8, 2023. Share-based compensation is amortized over the service period. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $840,000.

On September 25, 2023, the Company entered into a consulting service agreement with SevenBull, Inc. (“SevenBull”), pursuant to which the Company agreed to issue 4,000 Class A shares of the Company to the consulting firm as consideration for its business consulting services. The Company issued 4,000 Class A shares valued at $1,131,200 based on the fair market price of the Company’s common shares, at $283 per share on October 3, 2023. For the year ended December 31, 2023, the Company recognized share-based compensation expenses of $1,131,200.

NOTE 18 – SHAREHOLDERS’ EQUITY (continued)

Common Shares (continued)

On September 6, 2024, the Company entered into a consulting service agreement with Jaash Investment Limited (“Jaash Investment”), pursuant to which the Company agreed to issue 25,371 common shares of the Company to the consulting firm as consideration for its business consulting services. The Company issued 25,371 Class A shares valued at $2,067,766 based on the market price of the Company’s common shares on September 6, 2024. For the year ended December 31, 2024, the Company recognized the related share-based compensation expenses of $2,067,766.

Private placement in 2023

On May 18, 2023, the Company entered into a securities purchase agreement. Pursuant to the agreement, the Company issued 4,000 Class A shares at $1,650 per share for aggregate gross proceeds of $6,600,000, which were issued on May 25, 2023.

Private placements in 2024

On September 29, 2023, the Company entered into a securities purchase agreement (the “Public Offering SPA”) to sell an aggregate of 30,000 Class A shares at a price of $500.0 per share to certain investors. On March 13, 2024, the Company entered into an amendment to the Public Offering SPA with such investors to change the subscription price from $500.0 to $200. Net proceeds amounted to $6,000,000. In addition, in a concurrent private placement (the “Concurrent Private Placement”) on September 29, 2023, the Company agreed to sell to certain other investors an aggregate of 20,000 Class A shares, no par value, at $500.0 per share. On March 13, 2024, the Company entered into an amendment to the Concurrent Private Placement with such investors to change the subscription price from $500.0 to $200.0, and the Company closed the Concurrent Private Placement with gross proceeds of $4,000,000 and net proceeds of $3,939,062.

On August 30, 2024, the Company entered into an offering agreement. Pursuant to the agreement, the Company issued 281,904 Class A shares at $69 per share for aggregate net proceeds of $19,451,376. The shares were issued on September 6, 2024.

Private placements in 2025

On October 23, 2025, the Company entered into an offering agreement. Pursuant to the agreement, the Company issued 274,725 Class A shares at a price of $5.2 per share for proceeds of $1,428,571. In connection with such offering, the Company issued 100,000 Class A shares of the Company to a consulting firm (the “Consultant”) in consideration for the Consultant’s services rendered directly related to the offering. The estimated fair value of Class A shares issued to the Consultant was $620,000 determined based on the trading price of the Company’s Class A shares at the grant date and treated as the direct cost of this offering.

Conversion of Convertible Debentures

During the year ended December 31, 2023, the Company issued an aggregate of 5,593 Class A shares for conversion of the $4,111,082 convertible debentures based on the conversion price ranging from $435.5 to $1,460.

During the year ended December 31, 2025, the Company issued an aggregate of 29,147 Class A shares for conversion of the $50,000 Convertible Debentures based on the conversion price of $1.72.

Subsequent to December 31, 2025 and up to April 23, 2026, the Company issued an aggregate of 1,199,813 Class A shares for conversion of the $765,000 Convertible Debentures based on the conversion price ranging from $0.54 to $1.01.

Non-controlling Interest from Acquisition

On April 25, 2025, ReTo entered into the Share Exchange Agreement to acquire 51% equity interest in MMB, a British Virgin Islands business company, from the Sellers (see Note 5). The non-controlling interest resulting from this acquisition amounted to $3,807,876.

NOTE 19 – SEGMENT REPORTING

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Due to business strategic changes, the Company merged technological consulting and other services segment with the equipment and accessories segment. As a result, the Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: equipment and technical service segment and craft beer segment. Equipment and technical service segment primarily manufactures and sells equipment and accessories and provides technical service related to construction material market. Craft beer and vending machine segment sells craft beer to the catering industry.

The following table presents summary information by segments for the Company’s continuing operations for the year ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31, 2025
	Equipment and technical service segment	Craft beer segment	Total
	(US$)
Revenues	3,270,846	99,943	3,370,789
Cost of goods sold	2,125,709	55,475	2,181,184
Gross profit	1,145,137	44,468	1,189,605
Interest expense and charges	981,917	360	982,277
Interest income	513	3	516
Depreciation and amortization	227,717	44,019	271,736
Capital expenditures	728,334	-	728,334
Income tax expenses	-	-	-
Segment loss	(12,055,269)	(558,132)	(12,613,401)
Segment assets	31,453,406	386,076	31,839,482

	For the Year Ended December 31, 2024
	Equipment and technical service segment	Craft beer segment	Total
	(US$)
Revenues	1,828,976	-	1,828,976
Cost of goods sold	1,003,772	-	1,003,772
Gross profit	825,204	-	825,204
Interest expense and charges	602,228	-	602,228
Interest income	1,168	-	1,168
Depreciation and amortization	32,464	-	32,464
Capital expenditures	14,152,652	-	14,152,652
Income tax expenses	-	-	-
Segment loss	(8,312,576)	-	(8,312,576)
Segment assets	34,256,918	-	34,256,918

NOTE 19 – SEGMENT REPORTING (continued)

	For the Year Ended December 31, 2023
	Equipment and technical service segment	Craft beer segment	Total
	(US$)
Revenues	10,781	-	10,781
Cost of goods sold	9,240	-	9,240
Gross profit	1,541	-	1,541
Interest expense and charges	92,144	-	92,144
Interest income	63	-	63
Depreciation and amortization	3,838	-	3,838
Capital expenditures	47,226	-	47,226
Income tax expenses	-	-	-
Segment loss	(6,526,322)	-	(6,526,322)
Segment assets	25,245,248	-	25,245,248

NOTE 20 – SUBSEQUENT EVENTS

On February 27, 2026, ReTo entered into a Share Exchange Agreement to acquire 51% equity interest in Seven Arrows Supply Chain Limited (“Seven Arrows”), a British Virgin Islands exempted company, from its original shareholders. In full payment, ReTo issued 8,670,000 Class A Shares, at a price of $1.00 per share, with an estimated fair value of $8,670,000. Seven Arrows, through its subsidiaries in the PRC, is engaged in craft beer supply chain management and distribution in China. The acquisition agreement was signed on February 27, 2026. All 8,670,000 Class A Shares were deposited into a segregated escrow account and shall vest or be subject to forfeiture during the thirty-six (36) month period following the closing based on performance condition. The Seller will have a contingent right to receive the escrow earnout shares after the closing based on the net income and the contributed profits of Seven Arrows’ operating company (the “Operating Company”) during the three (3) fiscal years ending December 31, 2026, 2027 and 2028 (the “Earnout Period”).

In February 2026, the Company entered into the advisory and consulting service agreements with Heraise Consulting Services Limited (“Heraise Consulting”), pursuant to which the Company agreed to issue in aggregated of 1,321,399 Class A Shares as consideration for its business consulting services. The aggregate fair value for these share issuances was estimated at $1,366,839 based on the Company’s trading price of its Class A shares at the time of grant.